Filed Purusant to rule 424(b)(1)
File No.: 333-135030

PROSPECTUS

19,236,103 Shares

Brookdale Senior Living Inc.

Common Stock

Brookdale Senior Living Inc. is offering 17,721,519 of the shares to be sold in this offering. The selling stockholder identified in this prospectus is offering an additional 1,514,584 shares. Brookdale Senior Living Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder. After this offering, new investors will own approximately 19% of the Company’s common stock and funds managed by affiliates of Fortress Investment Group LLC will beneficially own approximately 60% of the Company’s common stock. These funds are not selling any shares of common stock in this offering.

Our common stock is listed on the New York Stock Exchange under the symbol ‘‘BKD’’. The last reported sale price of the common stock on July 19, 2006, was $39.80 per share.

Closing of this offering will occur concurrently with, and is conditioned upon, the consummation of the ARC Merger, as described in this prospectus.    In connection with the ARC Merger, we received a $1.3 billion equity commitment from a fund managed by an affiliate of Fortress. This offering will reduce the amount of the fund's equity commitment by $650.0 million. We intend to use a portion of the net proceeds received from the shares to be sold in this offering together with the proceeds to be received from the fund to consummate the ARC Merger.

See ‘‘Risk Factors’’ on page 17 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$39.50	$759,826,069
Underwriting discount	$1.3825	$26,593,912
Proceeds, before expenses, to Brookdale	$38.1175	$675,500,000
Proceeds, before expenses, to the selling stockholder	$38.1175	$57,732,156

To the extent that the underwriters sell more than 19,236,103 shares of common stock, the underwriters have the option to purchase up to an additional 2,885,415 shares from the selling stockholder at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on July 25, 2006.

Goldman, Sachs & Co.	Lehman Brothers
Joint Bookrunning Lead Manager	Joint Bookrunning Lead Manager

Citigroup
Joint Lead Manager

JPMorgan	Banc of America Securities LLC	Cohen & Steers

Prospectus dated July 19, 2006.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled ‘‘Risk Factors’’ and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context suggests otherwise, references in this prospectus to ‘‘Brookdale,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Brookdale Senior Living Inc. and its subsidiaries and predecessor entities. References in this prospectus to ‘‘Fortress’’ refer to Fortress Investment Group LLC, affiliates of which manage funds that are stockholders of ours, and certain of its affiliates. References in this prospectus to ‘‘ARC’’ refer to American Retirement Corporation. Unless the context suggests otherwise, references in this prospectus to our financial and operating information is intended to be pro forma for the formation transactions described in ‘‘Business—History.’’ Unless the context suggests otherwise, references in this prospectus to our operating information ‘‘as of the date of this prospectus’’ include the Recent Acquisitions described in ‘‘—Recent Acquisitions’’ that have closed as of the date of this prospectus, and do not include the Recent Acquisitions that have not closed as of the date of this prospectus or the ARC Merger as described in ‘‘Business—ARC Merger’’.

Overview

Upon consummation of the merger with ARC, or the ARC Merger, as described in this prospectus, we will become the largest operator of senior living facilities in the United States based on total capacity with over 530 facilities in 33 states and the ability to serve over 50,000 residents. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we would have operated 97 independent living facilities with 18,890 units/beds, 409 assisted living facilities with 21,284 units/beds, 27 continuing care retirement communities, or CCRCs, with 9,874 units/beds and three skilled nursing facilities with 395 units/beds. We believe that the consummation of the ARC Merger and the Recent Acquisitions will bring us significant additional incremental revenue and help us to attain additional synergies and cost savings.

Brookdale Senior Living Inc.

Prior to the consummation of the ARC Merger, as of the date of this prospectus, we operate 453 facilities in 32 states and have the ability to serve over 34,000 residents. We offer our residents access to a full continuum of services across all sectors of the senior living industry. As of the date of this prospectus, we operate 77 independent living facilities with 13,733 units/beds, 368 assisted living facilities with 17,447 units/beds, seven CCRCs with 3,084 units/beds (including 817 resident-owned cottages on our CCRC campuses managed by us) and one skilled nursing facility with 82 units/beds. The majority of our units/beds are located in campus settings or facilities containing multiple services, including CCRCs. As of March 31, 2006, our facilities were on average 90.2% occupied. We generate over 96% of our revenues from private pay customers, which limits our exposure to government reimbursement risk. In addition, we control all financial and operational decisions regarding our facilities through property ownership and long-term leases. We believe we operate in the most attractive sectors of the senior living industry with significant opportunities to increase our revenues through providing a combination of housing, hospitality services and health care services. For the three months ended March 31, 2006, 33.7% of our revenues were generated from owned facilities, 65.8% from leased facilities and 0.5% from management fees from facilities we operate on behalf of third parties and affiliates.

We plan to grow our revenue and operating income through a combination of: (i) organic growth in our existing portfolio; (ii) acquisitions of additional operating companies and facilities; and (iii) the realization of economies of scale, including the continuing realization of those created by the combination of Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra, which occurred in September 2005, and those that we expect to be created as a result of the ARC Merger. Given the size and breadth of our nationwide platform, we believe that we are well positioned to continue to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living and CCRC assets. For the period January 2001 through the date of this prospectus, we have begun leasing or acquired the ownership or management of 125 senior living facilities (not including those facilities we acquired and subsequently disposed of) with approximately 15,200 units/beds. Since the completion of our initial public offering in November 2005, as of the date of this prospectus but not taking into account the ARC Merger, we have purchased or entered into definitive agreements to purchase $788.6 million in senior housing assets representing 107 facilities (which includes the acquisition of 12 facilities that we previously operated pursuant to long-term leases) with 9,495 units/beds. See ‘‘—Recent Acquisitions’’.

We believe that the senior living industry is the preferred alternative to meet the growing demand for a cost-effective residential setting in which to care for the elderly who cannot, or as a lifestyle choice choose not to, live independently due to physical or cognitive frailties and who may, as a result, require assistance with some of the activities of daily living or the availability of nursing or other medical care. Housing alternatives for seniors include a broad spectrum of senior living service and care options, including independent living, assisted living, memory care and skilled nursing care. More specifically, senior living consists of a combination of housing and the availability of 24-hour a day personal support services and assistance with certain activities of daily living.

Our facilities are predominantly concentrated in the independent and assisted living portion of the senior housing continuum as depicted below:

SENIOR HOUSING CONTINUUM OF CARE

We believe that factors contributing to the growth of the senior living industry include: (i) the aging of the U.S. population; (ii) consumer preference for greater independence in a residential setting as compared to institutional settings, such as skilled nursing facilities; and (iii) the decreasing ability of relatives to, or choice by relatives not to, provide care for the elderly in the home.

We incurred net losses of approximately $19.3 million and $1.8 million for the three months ended March 31, 2006 and 2005, respectively, and $51.0 million and $9.8 million for the years ended December 31, 2005 and 2004, respectively.

Recent Developments

ARC Merger

On May 12, 2006, we entered into an Agreement and Plan of Merger, or the ARC Merger Agreement, with Beta Merger Sub Corporation, a Delaware corporation and our wholly-owned subsidiary, or Merger Sub, and ARC, a Tennessee corporation. Pursuant to the ARC Merger Agreement, Merger Sub will be merged with and into ARC with ARC continuing as the surviving corporation and as our wholly-owned subsidiary. We refer to this transaction in this prospectus as the ‘‘ARC Merger’’. See ‘‘Business—ARC Merger’’ for a detailed discussion of this transaction.

Established in 1978, ARC is a leading national senior living and health care services provider offering a broad range of care and services to seniors, including independent living, assisted living,

CCRC, skilled nursing, therapy services and Alzheimer's care. ARC, the seventh largest senior living company in the United States, currently operates 83 senior living communities in 19 states, with an aggregate unit capacity of approximately 16,100. ARC owns 33 communities (including 13 communities in joint ventures), leases 44 communities, and manages six communities pursuant to management agreements. Approximately 83% of ARC's revenues come from private pay sources. ARC generated net income (losses) of approximately $4.8 million and $2.6 million for the three months ended March 31, 2006 and 2005, respectively, and $69.7 million and $(11.3) million for the years ended December 31, 2005 and 2004, respectively.

We believe the ARC Merger creates a significant opportunity to grow incremental revenue and operating income through: (i) cost savings resulting from increased purchasing scale; (ii) operating efficiencies produced by the significant geographic synergies of Brookdale and ARC; and (iii) the expansion of ancillary services, such as rehabilitation, home health and institutional pharmacy services currently provided by ARC to residents of Brookdale facilities. For the three months ended March 31, 2006, ARC's revenue and operating income from ancillary services was $17.7 million and $5.3 million, respectively. In addition, 20 of the 83 communities operated by ARC, or approximately 42.2% of the total unit capacity of ARC as of the date of this prospectus, consist of CCRCs with an occupancy rate of 96%. We believe CCRCs are an attractive asset class because residents generally have a length of stay of 10 to 12 years compared to two to three years at assisted living or independent living facilities. This results in lower turnover, higher occupancy and more stable and consistent long-term cash flows.

Under the terms of the ARC Merger Agreement, upon consummation of the ARC Merger, each outstanding share of ARC common stock, together with the rights issued pursuant to the Rights Agreement, dated as of November 18, 1998, between ARC and American Stock Transfer and Trust Company, will be converted into the right to receive $33.00 per share in cash. In addition to the outstanding shares, all of the options to purchase ARC common stock, whether vested or unvested, will be cancelled and each holder of any such option will be entitled to receive a cash payment equal to the product of (i) the excess of $33.00 over the applicable option exercise price, and (ii) the number of shares of ARC common stock for which the options had not been previously exercised, for aggregate consideration of approximately $1.2 billion in cash. We intend to use a portion of the net proceeds received from the shares to be sold in this offering, together with the proceeds to be received through the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor (as defined below) pursuant to the Investment Agreement (as defined below), in connection with the consummation of the ARC Merger. For more information regarding the ARC Merger, see ‘‘Business—ARC Merger’’.

In connection with the consummation of the ARC Merger, we expect to refinance certain ARC facilities, pursuant to which we expect to receive net cash proceeds of approximately $141.8 million.

As a condition to the ARC Merger, we entered into employment agreements, to take effect at the closing of the ARC Merger, with W.E. Sheriff, ARC's Chief Executive Officer, and the following other executive officers of ARC: Gregory B. Richard, George T. Hicks, Bryan D. Richardson, H. Todd Kaestner, and James T. Money, regarding their continued service with us following the consummation of the ARC Merger. Mr. Sheriff will become our co-Chief Executive Officer and these other individuals will become Executive Vice Presidents. The material terms of these agreements are described in ‘‘Management— Employment Contracts, Termination of Employment and Change-in-Control Arrangements—Current Employment Agreements’’.

Equity Commitment

Simultaneously with entering into the ARC Merger Agreement, in order to finance the ARC Merger, we entered into an Investment Agreement, or the Investment Agreement, with RIC Coinvestment Fund LP, or the Investor, a fund managed by an affiliate of Fortress. Under the terms of the Investment Agreement, the Investor has committed to purchase from us, at and simultaneously with the closing of the ARC Merger, up to $1.3 billion in aggregate of our common stock at a price of $36.93 per share.

Prior to the closing of the ARC Merger, we intend to exercise our right to reduce the Investor's $1.3 billion commitment by $650.0 million in connection with this offering. If we do not complete this or another equity offering prior to the closing of the ARC Merger, the Investor will issue to us, at the closing, a one-time option to purchase from the Investor a number of shares of our common stock having a value equal to the difference between the total consideration paid by the Investor for the common stock at the closing and $650.0 million. Pursuant to this option, we would have the right and the option (but not the obligation) to purchase those shares at a price per share of $38.07. The option would be immediately vested upon issuance at the closing and would expire six months and one day after the closing. If we complete this or another equity offering, we will not be entitled to this option and no option will be issued by the Investor. For a more detailed description of the Investment Agreement and the option, see ‘‘Business—Equity Commitment’’.

Recent Results of Operations for Brookdale

The following preliminary unaudited consolidated financial data summarizes certain of our results of operations for the three months ended June 30, 2006. However, we have not yet prepared our Quarterly Report on Form 10-Q for the period, and therefore the following operating results for the period are subject to completion of certain procedures which may result in changes to these results. The assumptions and estimates underlying the estimated financial information are subject to a wide variety of significant business, economic and competitive risks and uncertainties, including those described under ‘‘Risk Factors’’ and ‘‘Special Note Regarding Forward-Looking Statements’’. Accordingly, there can be no assurance that the estimated financial information is indicative of future performance or that the actual results will not differ materially from the estimated financial information presented below. You should not place undue reliance on these estimates.

For the three months ended June 30, 2006 and 2005, revenues, occupancy at the end of the period and average occupancy were $268.7 million, 90.1%, and 90.0% and $193.3 million, 88.1% and 88.3%, respectively. The increases came from a combination of acquisitions, occupancy growth and resident fee increases. For the 344 facilities we have owned, leased or managed, excluding our four owned developments, our revenues increased 7.8% on an annualized basis for the three months ended June 30, 2006 when compared to our same-store revenues for the three months ended June 30, 2005.

Recent Results of Operations for ARC

The following preliminary unaudited consolidated financial data of ARC summarizes certain of ARC's results of operations for the three months ended June 30, 2006. The following operating results for the period are subject to completion of certain procedures which may result in changes to these results, and further, ARC's independent registered public accounting firm makes no comment whatsoever regarding this financial data. The assumptions and estimates underlying the estimated financial information are subject to a wide variety of significant business, economic and competitive risks and uncertainties, including those described under ‘‘Risk Factors’’ and ‘‘Special Note Regarding Forward-Looking Statements’’. Accordingly, there can be no assurance that the estimated financial information is indicative of future performance or that the actual results will not differ materially from the estimated financial information presented below. You should not place undue reliance on these estimates.

For the three months ended June 30, 2006 and 2005, revenues, occupancy at the end of the period and average occupancy were $137.7 million, 94%, and 94% and $121.7 million, 94% and 94%, respectively. The revenue increase was primarily attributable to incremental revenue and occupancy from recent acquisitions, resident rate increases, the mark-to-market effect of unit turnover, additional management fees and increases in ancillary services. For the 66 facilities ARC has owned leased or managed, excluding developments, its revenues increased 7% on an annualized basis for the three months ended June 30, 2006 when compared to ARC's same-store revenues for the three months ended June 30, 2005.

Recent Acquisitions

Since the completion of our initial public offering in November 2005, as of the date of this prospectus but not taking into account the ARC Merger, we have purchased or committed to purchase $788.6 million in senior housing assets, representing 107 facilities (which includes the acquisition of 12 facilities that we previously operated pursuant to long-term leases) with 9,495 units/beds. Upon the closing of all of these acquisitions, we would invest approximately $327.8 million of cash in these transactions (excluding borrowings). We have and will continue to use our existing cash and our corporate acquisition line to fund the equity component of these transactions. As of the date of this prospectus, we have closed on $747.2 million of transactions representing 96 facilities with 8,213 units/beds and we expect to close on the remainder of these transactions in the third quarter of 2006. We have invested $293.3 million of cash in these acquisitions (excluding borrowings) to date.

The table below is a summary, as of the date of this prospectus, of the 10 acquisitions other than the ARC Merger that we have closed since the completion of our initial public offering or that we expect to close in the third quarter of 2006. References to ‘‘AL’’ and ‘‘IL’’ in the table below refer to assisted living facilities and independent living facilities, respectively. We refer to these acquisitions in this prospectus as our ‘‘Recent Acquisitions’’. For more information, see ‘‘Business—Acquisition History of Brookdale Senior Living Inc.’’

Seller	Acquisition Closing Date	Number of Acquired Facilities	Number of Units/Beds	Purchase Price, Excluding Fees and Expenses ($ in millions)	Type(s) of Housing Facilities Acquired	Primary Facility Locations
AEW II Corporation	June 30, 2006	2	193	$37.8	AL	NJ
Southland Suites	May 1, 2006	4	262	$24.0	AL	FL
AEW Capital Management(1)	April 28, 2006 June 30, 2006	6	1,017	$209.5	IL, AL, CCRC	CA, OH, WA
Southern Assisted Living Inc.	April 7, 2006	42	3,042	$82.9	AL	NC, SC, VA
American Senior Living L.P.(2)	March 31, 2006	18	2,239	$123.9	IL, AL, CCRC	FL, GA, TN
Wellington Group LLC	March 28, 2006	17	814	$79.5	AL	AL, FL, GA, MS, TN
Orlando Madison Ivy, LLC	February 28, 2006	2	114	$13.0	AL	FL
CMCP Properties Inc.(3)	December 30, 2005	6	1,394	$181.0	IL, AL	FL, GA, VA, OH, TX
Merrill Gardens	December 22, 2005	4	183	$16.5	AL	WA, CO, TX
Omega Healthcare Investors, Inc.(3)	November 30, 2005	6	237	$20.5	AL	OK, KS, IN, CO, TN
	TOTAL:	107	9,495	$788.6

(1)	On April 28, 2006, we acquired five facilities from AEW Capital Management for an aggregate purchase price of $179.5 million. On June 30, 2006, we closed on an interim agreement with an affiliate of AEW Capital Management to (i) loan approximately $12.4 million to the affiliate pending lender approval of our acquiring one additional facility from AEW and our assuming the outstanding mortgage loan related to the facility and (ii) take over management of the facility. The loan is due the earlier of (i) June 30, 2007, or (ii) the date on which the facility lender approves the assumption of the existing mortgage loan by us. We expect the remainder of this transaction, consisting of a skilled nursing component of one of the acquired facilities, to close in the third quarter of 2006.

(2)	On March 31, 2006, we completed the acquisition of seven senior living facilities from American Senior Living L.P. for an aggregate purchase price of $92.1 million. We expect the remainder of this transaction, consisting of a skilled nursing component of one of the acquired facilities and an additional 11 leased facilities, to close in the third quarter of 2006.

(3)	Prior to the acquisition of these facilities, we leased them pursuant to long-term leases.

Dividends

The table below is a summary of our dividend history.

Dividend Period	Pay Date	Dividend Per Share ($)	Total Dividend ($ in millions)	Amount of Dividend Accounted For As Return of Stockholders' Capital ($ in millions)
Three months ended September 30, 2005	October 7, 2005	$0.25	$14.4	$14.4
Three months ended December 31, 2005	January 16, 2006	$0.25	$16.5	$16.5
Three months ended March 31, 2006	April 14, 2006	$0.35	$23.2	$23.2
Three months ended June 30, 2006	July 17, 2006	$0.35	$23.2	Not available

Industry Trends

The senior living industry has evolved to meet the growing demand for senior care generated by an aging population demanding new and better housing alternatives. We believe that we are well positioned to capitalize on a number of trends in the senior living industry, including:

•	An increasing number of seniors with longer life expectancies and financial resources to support a private pay model. As a result of the expected increase in the number of seniors as a percentage of the total U.S. population over the next 25 years, we believe that the demand for service-based senior housing will increase and that seniors increasingly will have the ability to afford senior living services.

•	Fragmentation in the industry provides significant acquisition and consolidation opportunities. The senior housing industry is highly fragmented and we believe that this fragmentation provides significant acquisition and consolidation opportunities.

•	Majority of independent and assisted living revenue growth is generated from private pay sources.

•	Favorable and improving supply and demand balance. We believe that increasing life expectancies and the declining amount of new senior living units under construction create a favorable and improving supply and demand balance.

Growth Strategy

Our objective is to increase our revenues, Adjusted EBITDA, Cash From Facility Operations and dividends per share of our common stock, while remaining one of the premier senior living providers in the United States. Key elements of our strategy to achieve these objectives include:

•	Organic growth in our existing operations. We plan to grow our existing operations by:

•	increasing revenues through a combination of occupancy growth and resident fee increases as a result of growing demand for senior living facilities. For the 347 facilities we have owned, leased or managed since 2003 (excluding four development facilities), for the three months ended March 31, 2006 our facility operating income has increased approximately 9.3% on an annualized basis and, including the four development facilities, our facility operating income has increased approximately 10.2% on an annualized basis;

•	taking advantage of our sophisticated operating and marketing expertise to retain existing residents and attract new residents to our facilities; and

•	leveraging ARC's experience providing ancillary services to its residents and to other senior living communities it does not operate, such as rehabilitation, home health, institutional pharmacy and other wellness programs, to increase revenues as a combined company.

•	Growth through operating efficiencies. Our geographic footprint and centralized infrastructure provide us with a significant cost advantage over local and regional operators of senior living facilities, which enables us to achieve economies of scale with respect to the goods and services we purchase. In connection with the combination of BLC and Alterra, we have undertaken several cost initiatives, which have resulted in and which we expect will continue to result in recurring operating and general and administrative expense savings. In addition, in connection with the ARC Merger we expect the geographic synergies of Brookdale and ARC to create greater economies of scale and a broader platform of services that will result in additional operating and general administrative expense savings.

•	Growth through the acquisition and consolidation of asset portfolios and other senior living companies. We plan to continue to selectively purchase existing operating companies and facilities where we can improve service delivery, occupancy rates and cash flow. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we are the largest operator of senior living facilities in the United States with over 530 senior living facilities in 33 states and the ability to serve over 50,000 residents.

•	Expansion of existing facilities where economically advantageous.

Competitive Strengths

We believe our nationwide network of senior living facilities is well positioned to benefit from the growth and increasing demand in the industry. Some of our most significant competitive strengths are:

•	Skilled management team with extensive experience. Our current senior management team, together with the senior management team of ARC, which has agreed to join us upon consummation of the ARC Merger, has extensive experience in acquiring, operating and managing a broad range of senior living assets.

•	Proven track record of successful acquisitions. Our experience in acquiring senior living facilities enables us to consider a wide range of acquisition targets, and we believe our expertise enables us to integrate new facilities into our operating platform with minimal disruption to our current operations.

•	High-quality purpose-built facilities. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we operate a nationwide base of over 530 purpose-built facilities in 33 states, including 85 facilities in nine of the top ten standard metropolitan statistical areas, or SMSAs. As of March 31, 2006 the average age of our facilities is 10.5 years.

•	Ability to provide a broad spectrum of care. Given our diverse mix of independent and assisted living facilities and CCRCs, we believe we are one of the few companies in the senior living industry that is able to meet a wide range of our customers’ needs.

•	The size of our business allows us to realize cost efficiencies. The size of our business allows us to realize cost savings in the purchasing of goods and services and also allows us to achieve increased efficiencies with respect to various corporate functions, most of which have yet to be realized in our operating results. In addition, our size and broad geographical footprint give us an advantage in executing our acquisition strategy.

Formation Transaction

We are a holding company formed in June 2005 for the purpose of combining, through a series of mergers, two leading senior living operating companies, BLC and Alterra, which had been operating independently since 1986 and 1981, respectively. Funds managed by affiliates of Fortress had been the majority owner of BLC since September 2000 and of Alterra since December 2003. On November 22, 2005, we completed our initial public offering of 12,732,800 shares of our common stock, including 8,560,800 primary shares, at $19.00 per share, for which we received proceeds, after fees and expenses, of approximately $144.8 million. As a result of the formation transactions completed in September 2005, prior to the consummation of our initial public offering, all of our outstanding common stock was held by funds managed by affiliates of Fortress, Health Partners, which is an affiliate of Capital Z Partners, Emeritus Corporation, or Emeritus, NW Select LLC, or NW Select, and members of our management. Each of Emeritus and NW Select sold all of the shares of our common stock it owned in our initial public offering. Neither Health Partners nor the funds managed by affiliates of Fortress sold any of the shares of our common stock that they owned in our initial public offering. See ‘‘Business—History’’ for a more detailed description of these formation transactions and ‘‘Certain Relationships and Related Party Transactions’’ for a more detailed description of our relationships with these stockholders. As of the date of this prospectus, funds managed by affiliates of Fortress own 43,407,000 shares, or over 65% of our common stock. Wesley R. Edens, the chairman of our board of directors, may be deemed to beneficially own over 65% of our outstanding capital stock prior to this offering by virtue of his ownership interests in Fortress. Assuming the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger, funds managed by affiliates of Fortress will own 61,007,867 shares, or approximately 60% of our common stock following the consummation of the ARC Merger.

Since the completion of our initial public offering in November 2005, as of the date of this prospectus but not taking into account the ARC Merger, we have purchased or entered into definitive agreements to purchase $788.6 million in senior housing assets representing 107 facilities (which includes the acquisition of 12 facilities that we previously operated pursuant to long-term leases) with 9,495 units/beds. Upon consummation of the ARC Merger we will lease or acquire the ownership or management of an additional 83 facilities with approximately 16,100 units/beds.

Our Executive Offices

Our principal executive offices are located at 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611. Our telephone number is 312-977-3700. Our internet address is www.brookdaleliving.com. Information on our website does not constitute part of this prospectus.

In addition, we maintain an executive office at 6737 W. Washington St., Suite 2300, Milwaukee, Wisconsin 53214. Our telephone number at this office is 414-918-5000.

Following the consummation of the ARC Merger, we expect to maintain an executive office at 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027. Our telephone number at this office will be 615-221-2250.

THE OFFERING

Common stock offered by us in this offering	17,721,519 shares.

Common stock offered by selling stockholder in this offering(1)	1,514,584 shares. All shares of common stock being offered by the selling stockholder pursuant to this prospectus are being offered by Health Partners.

Common stock to be outstanding after this offering(2)	102,834,548 shares (including certain unvested restricted shares).

Use of proceeds	We expect to use a portion of the net proceeds from the sale of the shares of common stock we are offering together with the proceeds we expect to receive from the Investor pursuant to the Investment Agreement to consummate the ARC Merger. In addition, we expect to use a portion of the proceeds from this offering, together with the net proceeds we expect to receive from the refinancing of certain ARC facilities and the proceeds we expect to receive from the sale of an aggregate of 475,681 shares of our common stock to the ARC executives, to repay and terminate our New Credit Facility and for other general corporate purposes. See ‘‘Use of Proceeds.’’

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholder.

Dividend policy	On July 17, 2006, we paid a regular quarterly dividend of $0.35 per share of our common stock, or an aggregate of $23.2 million, for the three months ended June 30, 2006, to our holders of record as of June 30, 2006. We intend to continue to pay regular quarterly dividends to the holders of our common stock. The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition and capital requirements, earnings, general business conditions, restrictions imposed by financing arrangements, legal restrictions on the payment of dividends and other factors the board of directors deems relevant. We expect that in certain quarters we may pay dividends that exceed our net income amounts for such period as calculated in accordance with generally accepted accounting principles, or GAAP.

New York Stock Exchange symbol	‘‘BKD’’.

Risk Factors	Please read the section entitled ‘‘Risk Factors’’ beginning on page 17 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	Assumes that the underwriters will not exercise their overallotment option to purchase up to 2,885,415 shares of our common stock from the selling stockholder.

(2)	Includes certain unvested restricted shares and assumes the issuance of 17,600,867 shares expected to be issued to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger and assumes the sale and corresponding grant of an aggregate of 951,362 shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans— Omnibus Stock Incentive Plan—New Plan Benefits’’. Also assumes no sale and corresponding grant of our common stock to the ARC employee-optionees as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—Plan Amendment’’.

SUMMARY CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

The following tables summarize the combined financial information for our business. You should read these tables along with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and our consolidated and combined financial statements and the related notes included elsewhere in this prospectus.

We derived the summary historical consolidated and combined statements of operations data for each of the three years in the period ended December 31, 2005 and the balance sheet data as of December 31, 2005, set forth below, from our audited consolidated and combined financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2006 and 2005 and the balance sheet data as of March 31, 2006 are derived from our unaudited condensed combined interim financial statements included elsewhere in this prospectus. We completed our formation transactions on September 30, 2005. Results prior to that date represent the combined operations of BLC, Alterra, the Fortress CCRC Portfolio and the Prudential Portfolio (together, the ‘‘Brookdale Facility Group’’). See ‘‘Business—Acquisition and History of Fortress CCRC Portfolio’’ and ‘‘Business—Acquisition and History of Alterra Healthcare Corporation’’ for descriptions of the Fortress CCRC Portfolio and the Prudential Portfolio. For comparative purposes, the three months ended December 31, 2005, and nine months ended September 30, 2005, have been presented separately and aggregated in the year ended December 31, 2005 presentation.

The summary pro forma condensed consolidated statement of operations data for the year ended December 31, 2005 and the three months ended March 31, 2006 and the summary pro forma condensed consolidated balance sheet data as of March 31, 2006 are unaudited and have been derived from our historical consolidated and combined financial statements, adjusted to give effect to the events noted below, as if such events had occurred on January 1, 2005 for purposes of the unaudited pro forma condensed consolidated statement of operations data and as of March 31, 2006 for purposes of the unaudited pro forma condensed consolidated balance sheet data.

The summary pro forma condensed combined statement of operations data for the year ended December 31, 2005 and the three months ended March 31, 2006 and the condensed combined pro forma balance sheet data as of March 31, 2006 include the following adjustments:

Pro Forma Adjustment, including Public Offering:

•	pro forma adjustment to give effect to the ARC Merger and debt refinancing as if this transaction closed January 1, 2005;

•	our current offering of common stock and other use of proceeds;

Initial Public Offering:

•	pro forma adjustment to give effect to the September 30, 2005 step-up in basis of non-controlling ownership (ownership interests not controlled or owned by affiliates of Fortress Investment Group LLC (‘‘Minority Shareholders’’)) due to the exchanges of minority ownership for Company ownership as if the transaction was completed on January 1, 2005;

•	pro forma adjustment to give effect to compensation expense in connection with the grants under the restricted stock plan;

•	incremental general and administrative expenses related to operating as a public company;

•	our initial public offering, repayment of indebtedness and other use of proceeds;

Significant Acquisitions:

•	pro forma adjustments to give effect to the Fortress CCRC Portfolio, the Prudential Portfolio and the Chambrel Portfolio acquisitions on the pro forma condensed consolidated statements of operations as if these transactions closed on January 1, 2005;

Other Insignificant Acquisitions:

•	pro forma adjustments to give effect to completed acquisitions (all completed and probable acquisitions are considered insignificant, individually and in the aggregate, under Securities and Exchange Commission Rules and Regulations, ‘‘Rule 3-05’’) of the Omega Portfolio, Merrill Gardens Portfolio, two facilities in Orlando, FL, Wellington Portfolio, Liberty Owned Portfolio, SALI Portfolio, AEW Portfolio, Southland Portfolio, and AEW — New Jersey Portfolio and the probable acquisitions of the AEW Portfolio and Liberty II Portfolio, as if these transactions closed on January 1, 2005;

Other Pro Forma Adjustments:

•	pro forma adjustments to give effect to the refinancing of five facilities and termination of forward interest rate swaps of the five facilities as if these transactions closed on January 1, 2005;

•	pro forma adjustment to give effect to the payment of the dividend declared for the three months ended March 31, 2006, Chambrel Portfolio financing and release of cash and investment-restricted as if these transactions closed January 1, 2005;

•	pro forma adjustment to give effect to new and terminated management contracts as if these transactions closed January 1, 2005;

•	pro forma adjustment to give effect to the credit agreement and subsequent repayment as if this transaction closed January 1, 2005; and

•	pro forma adjustment to address the tax effect of all of the transactions described above.

See our pro forma condensed consolidated financial statements included elsewhere in this prospectus for a complete description of the adjustments made to derive the pro forma condensed combined statement of operations data and pro forma condensed consolidated balance sheet data.

	Pro Forma, Three Months Ended March 31, 2006	Pro Forma, Year Ended December 31, 2005	For the Three Months Ended March 31,		For the Period October 1, 2005 to December 31, 2005	For the Period January 1, 2005 to September 30, 2005	Year Ended December 31,
			2006	2005			2005	2004	2003
Statement of Operations Data (in thousands, except per share data):
Resident fees	$409,159	$1,554,164	$221,036	$174,112	$211,860	$574,855	$786,715	$657,327	$217,216
Management fees	1,547	4,950	1,147	871	1,187	2,675	3,862	3,545	5,368
Reimbursed expenses	2,083	3,089	—	—	—	—	—	—	—
Total Revenues	412,789	1,562,203	222,183	174,983	213,047	577,530	790,577	660,872	222,584
Facility operating expenses	261,235	1,003,086	136,945	110,349	127,105	366,782	493,887	415,169	133,119
Lease expense	66,508	264,692	45,734	46,502	48,487	140,852	189,339	99,997	30,744
Depreciation and amortization	72,972	299,990	22,299	5,173	18,784	30,034	48,818	50,187	21,383
General and administrative (including non-cash stock compensation expense)	35,201	146,290	21,085	11,658	27,690	54,006	81,696	43,640	15,997
Loss on disposal or sale of assets	84	709	—	—	—	—	—	—	—
Reimbursed expenses	2,083	3,089	—	—	—	—	—	—	—
Total expenses	438,083	1,717,856	226,063	173,682	222,066	591,674	813,740	608,993	201,243
Income (loss) from operations	$(25,294)	$(155,653)	$(3,880)	$1,301	$(9,019)	$(14,144)	$(23,163)	$51,879	$21,341
Interest expense – debt and capitalized lease obligation	$(28,909)	$(117,362)	$(13,690)	$(9,125)	$(12,809)	$(33,439)	$(46,248)	$(63,634)	$(25,106)
Net income (loss)	$(36,967)	$(164,133)	$(19,326)	$(1,798)	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(8,963)
Earnings (loss) per share(1):
Basic	$(0.37)	$(1.63)	$(0.30)	—	$(0.41)	—	—	—	—

	Pro Forma, Three Months Ended March 31, 2006	Pro Forma, Year Ended December 31, 2005	For the Three Months Ended March 31,		For the Period October 1, 2005 to December 31, 2005	For the Period January 1, 2005 to September 30, 2005	Year Ended December 31,
			2006	2005			2005	2004	2003
Diluted	$(0.37)	$(1.63)	$(0.30)	—	$(0.41)	—	—	—	—
Cash flows provided by (used in):
Operating Activities	$23,985	$101,199	$12,119	$(4,428)	$9.093	$7,807	$16,900	$50,128	$34,111
Investing Activities	(216,696)	(2,242,608)	(185,983)	$(1,758)	(98,631)	(481,772)	(580,403)	524,731	105,915
Financing Activities	254,823	2,120,115	190,278	$(4,589)	107,469	446,858	554,327	(544,469)	(85,730)
Net increase (decrease) in cash and cash equivalents	$62,112	$(21,294)	$16,414	$(10,775)	$17,931	$(27,107)	$(9,176)	$30,390	$54,296
Other Data:
Adjusted EBITDA(2)	$62,097	$221,050	$26,892	$10,272	$26,961	$39,649	$66,610	$104,394	$43,287
Cash From Facility Operations(3)	$32,624	$78,128	$13,307	$(1,585)	$10,872	$(4,230)	$6,642	$27,870	$27,784
Facility Operating Income(4)	$142,943	$531,744	$84,008	$63,763	$84,740	$208,055	$292,795	$242,158	$84,097
Number of facilities (at end of period)(5)	536	536	403	366	383	380	383	367	359
Total units operated(5)	50,443	50,443	30,770	26,109	30,055	30,048	30,055	26,208	24,423
Occupancy rate at end of period(6)	—	—	90.2%	89.0%	89.8%	88.9%	89.6%	89.4%	87.5%
Average monthly revenue per unit (same store)	—	—	$3,116	$2,903	$3,062	$2,972	$2,911	$2,827	$2,660

(1)	We have excluded the earnings (loss) per share data for the three months ended March 31, 2005, nine months ended September 30, 2005 and the years ended December 31, 2005, 2004 and 2003. We believe these calculations are not meaningful to investors due to the different ownership and legal structures (e.g., corporation and limited liability companies) of the various entities prior to the combination transaction on September 30, 2005.

(2)	Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with GAAP. Adjusted EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. Adjusted EBITDA is a key measure of the Company’s operating performance used by management to focus on operating performance and management without mixing in items of income and expense that relate to long-term contracts and the financing and capitalization of the business. We define Adjusted EBITDA as net income (loss) before provision (benefit) for income taxes, non-operating income (loss) items, depreciation and amortization, straight-line lease expense (income), amortization of deferred entrance fees, and non-cash compensation expense and including entrance fee receipts and refunds.

We use Adjusted EBITDA to assess our overall operating performance on a periodic basis. We believe that Adjusted EBITDA, as we have defined it, is a better measure of periodic operating performance than the GAAP measures of performance because Adjusted EBITDA focuses on the day-to-day items of income and expense from operations. The GAAP measures of performance aggregate operating as well as financial items of income and expense and obscure the operational aspects of performance. Adjusted EBITDA provides us with a measure of operating performance exclusive of items that (1) are beyond the control of management in the short-term, and (2) relate to the financing and capitalization of the Company, such as depreciation and amortization, straight-line rent expense (income), taxation and interest expense. This metric measures our performance based on operational factors that management can impact in the short-term, namely the income and cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the operating performance of the business on a period-to-period basis. Adjusted EBITDA is also used by research analysts and investors to evaluate the performance and value of companies in our industry. An investor or potential investor should find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. However, Adjusted EBITDA has limitations as an analytical tool. Adjusted EBITDA is not an alternative to net income, income from operations, or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, Adjusted EBITDA as presented in this prospectus may differ from and may not be comparable to similarly titled measures used by other companies.

The calculation of Adjusted EBITDA includes non-recurring costs totaling $3.0 million and $3.4 million, $9.1 million, and $12.5 million for the three months ended March 31, 2006 and December 31, 2005, the nine months ended September 30, 2005, and the year ended December 31, 2005, on both a historical and pro forma basis.

The table below shows the reconciliation of net income (loss) to Adjusted EBITDA for the three months ended March 31, 2006 and 2005 and December 31, 2005, the nine months ended September 30, 2005, and the years ended December 31, 2005, 2004 and 2003:

	Pro Forma
	Three Months Ended March 31, 2006	Year Ended December 31, 2005	Three Months Ended March 31,		Three Months Ended December 31, 2005(1)	Nine Months Ended September 30, 2005	Years Ended December 31,
			2006	2005(1)			2005(1)	2004	2003
Net loss	$(36,967)	$(164,133)	$(19,326)	$(1,798)	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(8,963)
Cumulative effect of a change in accounting principle, net	—	—	—	—	—	—	—	—	7,277
Loss on discontinued operations	—	—	—	35	—	128	128	361	322
Provision (benefit) for income taxes	(23,221)	(100,834)	386	166	150	(247)	(97)	11,111	139
Other	280	110	—	—	—	—	—	114	—
Minority interest	646	(13,030)	116	(2,532)	—	(16,575)	(16,575)	(11,734)	(1,284)
Equity in (earnings) loss of unconsolidated ventures	168	838	168	187	197	641	838	931	(318)
Loss (gain) extinguishment of debt	5,320	4,168	1,334	453	3,543	453	3,996	(1,051)	(12,511)
Loss on sale of properties	—	—	—	—	—	—	—	—	24,513
Interest expense: Debt	20,346	82,267	11,530	6,849	10,485	26,564	37,049	55,851	24,484
Amortization of deferred financing costs	2,148	7,930	703	423	238	827	1,065	2,120	1,097
Capitalized lease obligation	8,563	35,095	2,160	2,276	2,324	6,875	9,199	7,783	622
Change in fair value of Derivatives	101	88	101	(4,062)	88	(4,080)	(3,992)	(3,176)	—
Interest Income	(2,678)	(8,152)	(1,052)	(696)	(1,588)	(2,200)	(3,788)	(637)	(14,037)
Income (loss) From Operations	(25,294)	(155,653)	(3,880)	1,301	(9,019)	(14,144)	(23,163)	51,879	21,341
Depreciation and amortization	72,972	299,990	22,299	5,173	18,784	30,034	48,818	50,187	21,383
Straight-line lease expense	6,631	27,013	5,259	6,094	5,895	17,857	23,752	4,588	1,102
Amortization of deferred gain	(1,087)	(5,026)	(1,087)	(2,296)	(1,152)	(6,786)	(7,938)	(2,260)	(539)
Amortization of entrance fees	(4,981)	(19,334)	(83)	—	(15)	(18)	(33)	—	—
Non-cash compensation expense	5,175	40,372	3,018	—	11,534	11,146	22,680	—	—
Entrance fee receipts	13,754	57,528	2,069	—	1,999	3,230	5,229	—	—
Entrance fee disbursements	(5,073)	(23,840)	(703)	—	(1,065)	(1,670)	(2,735)	—	—
Adjusted EBITDA	$62,097	$221,050	$26,892	$10,272	$26,961	$39,649	$66,610	$104,394	$43,287

(1)	Brookdale Senior Living Inc. completed its formation transactions on September 30, 2005. Results prior to that date represent the combined operations of the Brookdale Facility Group. The three months ended December 31, 2005, and nine months ended September 30, 2005, have been aggregated in the year ended December 31, 2005 presentation.

(3)	Cash From Facility Operations is a measurement of liquidity that is not calculated in accordance with GAAP, and should not be considered a substitute for cash flows provided by or used in operations, as determined in accordance with GAAP. We define Cash From Facility Operations as cash flows provided by (used in) operations adjusted for changes in operating assets and liabilities, long-term deferred interest and fees added to principal, refundable entrance fees received, entrance fees disbursed, other and recurring capital expenditures. Recurring capital expenditures include expenditures capitalized in accordance with GAAP that are funded from Cash From Facility Operations. Amounts excluded from recurring capital expenditures consist primarily of unusual or non-recurring capital items and facility purchases and/or major renovations that are funded using financing proceeds and/or proceeds from the sale of facilities that are held for sale.

We believe Cash From Facility Operations is a better measure of liquidity that is useful to investors because it assists their ability to meaningfully evaluate (1) our ability to service our outstanding indebtedness, including our credit facilities and capital and financing leases, (2) our ability to pay dividends to stockholders, and (3) our ability to make regular recurring capital expenditures to maintain and improve our facilities. Our New Credit Facility contains a concept similar to Cash From Facility Operations as part of a formula to calculate availability of borrowing under the credit facility. This metric measures our liquidity based on operational factors that management can impact in the short-term. In addition, Cash From Facility Operations is one of the metrics used by senior management and the board of directors to review our ability to service our outstanding indebtedness, including our credit facilities, our ability to pay dividends to stockholders, our ability to make regular recurring capital expenditures to maintain and improve our facilities on a periodic basis for planning purposes, and the preparation of our annual budget. We use non-GAAP financial measures as a supplement to our GAAP financial measures in order to provide a more complete understanding of the factors and trends affecting our liquidity. However, Cash From Facility Operations has limitations as an analytical tool. Cash From Facility Operations is not an alternative to cash flows provided by or used in operations as calculated and presented in accordance with GAAP. Cash From Facility Operations does not represent cash available for dividends or discretionary expenditures, since we may have mandatory debt service requirements or other non-discretionary expenditures not reflected in the measure. In addition, because Cash From Facility Operations is not a measure of liquidity under GAAP and is susceptible to varying calculations, Cash From Facility Operations, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

The calculation of Cash From Facility Operations includes non-recurring costs totaling $3.0 million and $3.4 million, $9.1 million, and $12.5 million for the three months ended March 31, 2006 and December 31, 2005, the nine months ended September 30, 2005, and the year ended December 31, 2005 on both an historical and pro forma basis.

The table below shows the reconciliation of net cash provided by operating activities to Cash From Facility Operations for the three months ended March 31, 2006 and 2005 and December 31, 2005, the nine months ended September 30, 2005, and the years ended December 31, 2005, 2004 and 2003:

	Pro Forma
	Three Months Ended March 31, 2006	Twelve Months Ended December 31, 2005	Three Months Ended March 31,		Three Months Ended December 31, 2005(1)	Nine Months Ended September 30, 2005	Years Ended December 31,
			2006	2005(1)			2005(1)	2004	2003
Net cash provided by operating activities	$23,985	$101,199	$12,119	(4,428)	$9,093	$7,807	$16,900	$50,128	$34,111
Changes in operating assets and liabilities	12,437	15,543	831	6,271	6,199	(257)	5,942	(7,465)	(1,095)
Long-term deferred interest and fee added to principal	—	—	—	—	—	—	—	(1,380)	(798)
Refundable entrance fees received	4,517	18,938	1,621	—	1,513	2,530	4,043	—	—
Reimbursement of operating expenses	1,500	—	1,500	—	—	—	—	—	—
Entrance fees disbursed	(5,073)	(23,840)	(703)	—	(1,065)	(1,670)	(2,735)	—	—
Other	—	—	—	—	—	—	—	114	—
Recurring capital expenditures	(4,742)	(33,712)	(2,061)	(3,428)	(4,868)	(12,640)	(17,508)	(13,527)	(4,434)
Cash From Facility Operations	$32,624	$78,128	$13,307	$(1,585)	$10,872	$(4,230)	$6,642	$27,870	$27,784

(1)	Brookdale Senior Living Inc. completed its formation transactions on September 30, 2005. Results prior to that date represent the combined operations of the Brookdale Facility Group. The three months ended December 31, 2005, and nine months ended September 30, 2005, have been aggregated in the year ended December 31, 2005 presentation.

(4)	Facility Operating Income is not a measurement of operating performance calculated in accordance with GAAP and should not be considered a substitute for net income, income from operations, or cash flows provided by or used in operations, as determined in accordance with GAAP. We define Facility Operating Income as net income (loss) before provision (benefit) for income taxes, non-operating income (loss) items, depreciation and amortization, facility lease expense, general and administrative expense, compensation expense, amortization of deferred entrance fee revenue and management fees.

We use Facility Operating Income to assess our facility operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day facility performance because the items excluded have little or no significance on our day-to-day facility operations. Facility Operating Income provides us with a measure of facility financial performance independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, lease expense, taxation and interest expense associated with our capital structure. This metric measures our facility financial performance based on operational factors that management can impact in the short-term. Facility Operating Income is one of the metrics used by senior management and the board of directors to review the financial performance of the facilities on a period to period basis. Facility Operating Income is also used by research analysts and investors to evaluate the performance of and value companies in our industry. In addition, Facility Operating Income is a common measure used in the industry by investors, lenders and lessors to value the acquisition or sales price of facilities and is used as a measure of the returns expected to be generated by a facility.

A number of our debt and lease agreements contain covenants measuring Facility Operating Income to gauge debt or lease coverages. The debt or lease coverage covenants are generally calculated as facility net operating income (defined as total operating revenue less operating expenses, all as determined on an accrual basis in accordance with GAAP). For purposes of the coverage calculation, the lender or lessor will further require a pro forma adjustment to facility operating income to include a management fee (generally 4%-5% of operating revenue) and an annual capital reserve (generally $250-$450 per unit/bed). As of March 31, 2006, we are in compliance with the financial covenants of all of our debt and lease agreements. An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position, particularly on a facility-by-facility basis. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business and our facilities. However, Facility Operating Income has limitations as an analytical tool. Facility Operating Income is not an alternative to net income, income from operations, or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. In addition, because Facility Operating Income is not a measure of financial performance under GAAP and is susceptible to varying calculations, Facility Operating Income, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of net income (loss) to Facility Operating Income for the three months ended March 31, 2006 and 2005 and December 31, 2005, the nine months ended September 30, 2005, and the years ended December 31, 2005, 2004 and 2003:

	Pro Forma
	Three Months Ended March 31 2006	Twelve Months Ended December 31, 2005	Three Months Ended March 31,		Three Months Ended December 31, 2005(1)	Nine Months Ended September 30, 2005	Years Ended December 31,
			2006	2005			2005(1)	2004	2003
Net loss	$(36,967)	$(164,133)	$(19,326)	$(1,798)	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(8,963)
Cumulative effect of a change in accounting principle, net	—	—	—	—	—	—	—	—	7,277
Loss on discontinued operations	—	—	—	35	—	128	128	361	322
Provision (benefit) for income taxes	(23,221)	(100,834)	386	166	150	(247)	(97)	11,111	139
Other	280	110	—	—	—	—	—	114	—
Minority interest	646	(13,030)	116	(2,532)	—	(16,575)	(16,575)	(11,734)	(1,284)
Equity in (earning) loss of unconsolidated ventures	168	838	168	187	197	641	838	931	(318)
Loss (gain) on extinguishment of debt	5,320	4,168	1,334	453	3,543	453	3,996	(1,051)	(12,511)
Loss on sale of properties	—	—	—	—	—	—	—	—	24,513
Interest expense:
Debt	20,346	82,267	11,530	6,849	10,485	26,564	37,049	55,851	24,484
Amortization of deferred financing costs	2,148	7,930	703	423	238	827	1,065	2,120	1,097
Capitalized lease obligation	8,563	35,095	2,160	2,276	2,324	6,875	9,199	7,783	622
Change in fair value of derivatives	101	88	101	(4,062)	88	(4,080)	(3,992)	(3,176)	—
Interest income	(2,678)	(8,152)	(1,052)	(696)	(1,588)	(2,200)	(3,788)	(637)	(14,037)
Income (loss) from operations	(25,294)	(155,653)	(3,880)	1,301	(9,019)	(14,144)	(23,163)	51,879	21,341
Depreciation and amortization	72,972	299,990	22,299	5,173	18,784	30,034	48,818	50,187	21,383
Facility lease expense	66,508	264,692	45,734	46,502	48,487	140,852	189,339	99,997	30,744
General and administrative (including non-cash stock compensation expense)	35,201	146,290	21,085	11,658	27,690	54,006	81,696	43,640	15,997
Amortization of entrance fees	(4,981)	(19,334)	(83)	—	(15)	(18)	(33)	—	—
Loss on disposal or sale of assets	84	709	—	—	—	—	—	—	—
Management fees	(1,547)	(4,950)	(1,147)	(871)	(1,187)	(2,675)	(3,862)	(3,545)	(5,368)
Facility operating income	$142,943	$531,744	$84,008	$63,763	$84,740	$208,055	$292,795	$242,158	$84,097

(1)	Brookdale Senior Living Inc. completed its formation transactions on September 30, 2005. Results prior to that date represent the combined operations of the Brookdale Facility Group. The three months ended December 31, 2005, and nine months ended September 30, 2005, have been aggregated in the year ended December 31, 2005 presentation.}

(5)	Excludes facilities held for sale.

(6)	Excludes facilities held for sale and facilities managed by us.

	Pro Forma as of March 31, 2006	As of March 31, 2006
Balance Sheet Data (in thousands):
Cash and cash equivalents	$130,370	$94,096
Total assets	4,739,085	1,925,071
Total debt	1,660,802	897,840
Total stockholders’ equity	1,939,051	598,934

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common stock. Generally, the risks facing us fall into five categories— risks related to our business, risks related to pending litigation, risks related to our industry, risks related to our organization and structure and risks related to this offering. If any of the following events actually occur or risks actually materialize, our business, financial condition, operating results and/or cash flow could suffer materially and adversely. In this case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently believe to be immaterial also may materially and adversely affect our business, financial condition, operating results and/or cash flow.

Risks Related to Our Business

Our operating businesses were recently transferred to us, we have a limited operating history on a combined basis, and we are therefore subject to the risks generally associated with the formation of any new business and the combination of existing businesses.

In June 2005, we were formed for the purpose of combining two leading senior living operating companies, BLC and Alterra, through a series of mergers that occurred in September 2005. Prior to this combination, we had no operations or assets. We are therefore subject to the risks generally associated with the formation of any new business and the combination of existing businesses, including the risk that we will not be able to realize expected efficiencies and economies of scale or implement our business strategies. As such, we only have a brief combined and consolidated operating history upon which investors may evaluate our performance as an integrated entity and assess our future prospects. In addition, in 2005 prior to our initial public offering we acquired 15 additional senior living facilities and two additional facilities that were sold in the third quarter of 2005, one of which we continued to manage through January 2006. See ‘‘Business—History.’’ Since the completion of our initial public offering, as of the date of this prospectus but not taking into account the ARC Merger, we have purchased or have entered into definitive agreements to purchase $788.6 million in senior housing assets, representing 107 facilities (which includes the acquisition of 12 facilities that we previously operated under long-term leases) with 9,495 units/beds. Upon consummation of the ARC Merger, we will lease or acquire the ownership or management of an additional 83 facilities with approximately 16,100 units/beds. See ‘‘Business—ARC Merger’’. There can be no assurance that we will be able to successfully integrate and oversee the combined operations of BLC and Alterra and the additional facilities purchased in these acquisitions. Accordingly, our financial performance to date may not be indicative of our long-term future performance and may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we not operated as separate, stand-alone entities pursuing independent strategies during the periods presented.

We have a history of losses and one of our operating subsidiaries, Alterra Healthcare Corporation, emerged from Chapter 11 bankruptcy reorganization in December 2003; therefore, we may not be able to achieve profitability.

We incurred net losses of approximately $19.3 million for the three months ended March 31, 2006, and approximately $51.0 million for the year ended December 31, 2005. On a pro forma basis as adjusted, after giving effect to the ARC Merger, the Recent Acquisitions and the other transactions described in the pro forma financial statements included elsewhere in this prospectus, for the three months ended March 31, 2006 and the year ended December 31, 2005, we would have incurred net losses of approximately $37.0 million and $164.1 million, respectively. In addition, Alterra emerged from Chapter 11 bankruptcy reorganization in December 2003, approximately 11 months after filing a voluntary petition for bankruptcy reorganization, pursuant to which it sought to facilitate and complete its ongoing restructuring initiatives. Prior to its reorganization, Alterra’s overall cash position had declined to a level that it believed to be insufficient to operate the company. This resulted in its failure to make certain scheduled debt service and lease payments, which caused it to be in default under several of its principal financing arrangements. The principal components of Alterra’s restructuring plan were to dispose of selected under-performing and non-strategic assets and to restructure its capital structure. Alterra emerged from bankruptcy in December 2003 when it was acquired and recapitalized by FEBC-ALT Investors. In connection with its reorganization, Alterra adopted fresh start accounting as of December 4, 2003. Given our history of losses and Alterra’s recent emergence from bankruptcy, there can be no assurance that we will be able to achieve and/or maintain profitability in the future. If we do not effectively manage our cash flow and combined business operations going forward or otherwise achieve profitability, our ability to pay dividends to our stockholders and our stock price would be adversely affected.

You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.

As a result of Alterra’s emergence from bankruptcy, we are operating a portion of our business with a new capital structure and fewer properties and have adopted fresh start accounting prescribed by generally accepted accounting principles. Accordingly, unlike companies that have not previously filed for bankruptcy protection, a portion of our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in Alterra’s historical financial statements for periods prior to December 4, 2003 contained in this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in our common stock.

Failure to close the ARC Merger could negatively impact our stock price and financial results.

On May 12, 2006 we entered into a definitive agreement with ARC pursuant to which we have agreed to acquire all the outstanding shares of ARC common stock for $33.00 per share and Merger Sub will merge with and into ARC with ARC continuing as the surviving corporation and as a wholly-owned subsidiary of ours. The ARC Merger is expected to close during the third quarter of 2006. If we are not successful in timely closing the Investment Agreement or various conditions to the ARC Merger are not satisfied, including the condition that ARC receive approval of its shareholders or regulatory approval, we may be unable to close the ARC Merger. If the ARC Merger is not closed for these or other reasons, our financial results may be adversely affected and we will be subject to several risks, including the following:

•	having to pay and expense certain significant costs relating to the ARC Merger, such as legal, accounting and financial advisory, without realizing any of the benefits of having the transactions completed; and

•	the focus of our management having been spent on the ARC Merger instead of on pursuing other opportunities that could have been beneficial to us, without realizing any of the benefits of having the transaction completed.

These risks could materially affect our stock price and financial results.

Failure to successfully and efficiently integrate the facilities of ARC into our operations may adversely affect our operations and financial condition.

Our ability to successfully integrate the facilities of ARC in connection with the ARC Merger is uncertain. The ARC Merger is significantly larger than any acquisition we have completed since the completion of our initial public offering in November 2005. The purchase price of approximately $1.2 billion in cash represented more than ten times the amount of cash on our balance sheet at March 31, 2006. The integration of ARC's 83 facilities into our operations will be a significant undertaking, as resident capacity will be increased by nearly 50%, and will require significant attention from our management team. The acquisition involves the integration of two companies that previously operated independently. This integration is a complex, costly, and time-consuming process and we cannot assure you that this process will be successful. In addition, we have made several assumptions regarding synergies for the combined company, many of which are dependent upon how successful we are in integrating the operations of the two companies. We expect to add over 10,800 additional employees to our operations, including a Co-Chief Executive Officer and five executive vice presidents, which will increase our labor costs. In addition, the integration of ARC into our operations will require significant one-time costs for tasks such as site visits and audits and may be difficult to execute. Additional integration challenges include, among other things:

•	retaining existing residents;

•	persuading employees of Brookdale and ARC that the business cultures are compatible, maintaining morale, and retaining and integrating key employees;

•	incorporating new facilities into our business operations;

•	integrating facilities from our Recent Acquisitions into our business operations simultaneously with the integration of ARC;

•	consolidating corporate and administrative functions;

•	coordinating sales and marketing functions; and

•	maintaining our standards, controls, procedures, and policies (including effective internal controls over financial reporting and disclosure controls and procedures).

If we are not able to successfully overcome these integration challenges, we may not achieve the benefits we expect from the ARC Merger, and our business, financial condition and results of operations will be adversely affected.

We may encounter difficulties in acquiring facilities at attractive prices or integrating acquisitions other than the ARC Merger with our operations, which may adversely affect our operations and financial condition.

In addition to the ARC Merger, since the completion of our initial public offering in November 2005, as of the date of this prospectus we have purchased or have entered into definitive agreements to purchase $788.6 million in senior housing assets, representing 107 facilities (which includes the acquisition of 12 facilities that we previously operated under long-term leases) with 9,495 units/beds. We will continue to target strategic acquisitions as opportunities arise. The process of integrating these and other acquired facilities into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources. These acquisitions and other future acquisitions may require us to incur additional indebtedness and contingent liabilities, and may result in unforeseen expenses or compliance issues, which may limit our revenue growth, cash flows, and our ability to achieve profitability and pay dividends to our stockholders. Moreover, any future acquisitions may not generate any additional income for us or provide any benefit to our business. In addition, we cannot assure you that we will be able to locate and acquire facilities at attractive prices in locations that are compatible with our strategy or that competition for the acquisition of facilities will not increase. Finally, when we are able to locate facilities and enter into definitive agreements to acquire or lease them, we cannot assure you that the transactions will be completed. Failure to complete transactions after we have entered into definitive agreements may result in significant expenses to us.

If we are unable to generate sufficient cash flow to cover required interest and long-term operating lease payments, this would result in defaults of the related debt or operating leases and cross-defaults under other debt or operating leases, which would adversely affect our ability to continue to generate income.

At March 31, 2006, we had $897.8 million of outstanding property-specific indebtedness, bearing interest at a weighted-average rate of 6.98%, including $66.3 million of capital and financing lease obligations. In connection with our Recent Acquisitions that closed or are projected to close after March 31, 2006, we expect to incur approximately $352.1 million of new indebtedness. We intend to continue financing our facilities through mortgage financing, long-term operating leases and other types of financing, including borrowings under our lines of credit and future credit facilities we may obtain. We cannot give any assurance that we will generate sufficient cash flow from operations to cover required interest, principal and lease payments. Any non-payment or other default under our financing arrangements could, subject to cure provisions, cause the lender to foreclose upon the facility or facilities securing such indebtedness or, in the case of a lease, cause the lessor to terminate the lease, each with a consequent loss of income and asset value to us. Furthermore, in some cases, indebtedness is secured by both a mortgage on a facility (or facilities) and a guaranty by us, BLC and/or Alterra. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable, and requiring the respective guarantor to fulfill its obligations to make such payments. The realization of any of these scenarios would have an adverse effect on our financial condition and capital structure. Additionally, a foreclosure on any of our properties could cause us to recognize taxable income, even if we did not receive any cash proceeds in connection with such foreclosure. Further, because our mortgages and operating leases generally contain cross-default and cross-collateralization provisions, a default by us related to one facility could affect a significant number of facilities and their corresponding financing arrangements and operating leases.

In addition, as of March 31, 2006, our lessors have invested a total of $1.648 billion, which includes capital and financing leases of $66.3 million, in facilities that we lease from them. Lease financing transactions carry an inherently higher level of leverage than debt financings, since typically the lessor finances 100% of the cost of a facility as compared to traditional mortgage financings, which typically are financed with leverage of 65% to 75% of the cost of a facility. For the three months ended March 31, 2006, our overall lease coverage in our leased portfolio was 1.38:1.00 (measuring coverage before capital spending reserves and central management costs). Certain of our leases require minimum lease coverage ratios as defined in the applicable agreement. The failure to comply would result in a default under such leases, subject to cure provisions. As of March 31, 2006, we were in compliance with all of our lease coverage calculations.

Our indebtedness and long-term operating leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy.

At March 31, 2006, we had $897.8 million of outstanding property-specific indebtedness, bearing interest at a weighted-average rate of 6.98%, including $66.3 million of capital and financing lease obligations, and we may incur additional indebtedness or enter into additional leases in the future. In connection with our Recent Acquisitions that closed or are projected to close after March 31, 2006, we expect to incur approximately $352.1 million of new indebtedness. Our level of indebtedness and our long-term operating leases could adversely affect our future operations and/or impact our stockholders for several reasons, including, without limitation:

•	We may have little or no cash flow apart from cash flow that is dedicated to the payment of any interest, principal or amortization required with respect to outstanding indebtedness and lease payments with respect to our long-term operating leases;

•	Increases in our outstanding indebtedness, leverage and long-term operating leases will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;

•	Increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes; and

•	Our ability to satisfy our obligations with respect to holders of our capital stock may be limited.

Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our operating leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our operating leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our operating leases. The failure to make required payments on our debt or operating leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenues and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.

Our existing credit facilities, mortgage loans and sale-leaseback arrangements contain covenants that restrict our operations and any default under such facilities, loans or arrangements could result in the acceleration of indebtedness, termination of the leases or cross-defaults, any of which would negatively impact our liquidity and inhibit our ability to grow our business and increase revenues.

As of March 31, 2006, we had $897.8 million of outstanding property-specific indebtedness, bearing interest at a weighted-average rate of 6.98%, including $66.3 million of capital and financing lease obligations. Our outstanding indebtedness and leases contain restrictions and covenants and require us to maintain or satisfy specified financial ratios and coverage tests, including maintaining debt service and lease coverage ratios on a consolidated basis and on a facility or facilities basis based on the debt securing the facilities. In addition, certain of our leases require us to maintain lease coverage ratios on a lease portfolio basis (each as defined in the leases) and maintain stockholders’ equity or tangible net worth amounts. The debt service coverage ratios are generally calculated as revenues less operating expenses, including an implied management fee and a reserve for capital expenditures, divided by the debt (principal and interest) or lease payment. Stockholders’ equity is calculated in accordance with GAAP, and in certain circumstances less intangible assets or liabilities, or stockholders’ equity plus deferred gains from sale-leaseback transactions. See ‘‘Description of Indebtedness’’ for additional restrictive covenants and lender consents required under our outstanding indebtedness. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we fail to comply with any of these requirements, then the related indebtedness could become immediately due and payable. We cannot assure you that we could pay this debt if it became due.

Our outstanding indebtedness and leases are secured by the facilities and, in certain cases, a guaranty by us, BLC and/or Alterra. Therefore, an event of default under the outstanding indebtedness or leases, subject to cure provisions in certain instances, would give the respective lenders or lessors, as applicable, the right to declare all amounts outstanding to be immediately due and payable, terminate the lease, foreclose on collateral securing the outstanding indebtedness and leases and restrict our ability to make additional borrowings under the outstanding indebtedness or continue to operate the properties subject to the lease. Certain of our outstanding indebtedness and leases contain cross-default provisions so that a default under certain outstanding indebtedness would cause a default under certain of our operating leases. Certain of our outstanding indebtedness and long-term leases also restrict, among other things, our ability to incur additional debt.

The substantial majority of our lease arrangements are structured as master leases. Under a master lease, we may lease a large number of geographically dispersed properties through an indivisible lease. As a result, it is difficult to restructure the composition of the portfolio or economic terms of the lease without the consent of the landlord. Failure to comply with Medicare or Medicaid provider requirements is a default under several of our master lease and debt financing instruments. In addition, potential defaults related to an individual property may cause a default of an entire master lease portfolio and could trigger cross-default provisions in our outstanding indebtedness and other leases, which would have a negative impact on our capital structure and our ability to generate future revenues, and could interfere with our ability to pursue our growth strategy.

Certain of our master leases also contain radius restrictions, which limit our ability to develop or acquire new facilities within a specified distance from certain existing facilities covered by such master leases.

Mortgage debt and long-term lease obligations expose us to increased risk of loss of property, which could harm our ability to generate future revenues and could have an adverse tax effect.

Mortgage debt and long-term lease obligations increase our risk of loss because defaults on indebtedness secured by properties or pursuant to the terms of the lease may result in foreclosure actions initiated by lenders or lessors and ultimately our loss of the property securing any loans for which we are in default or cause the lessor to terminate the lease. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could negatively impact our earnings. Further, our mortgage debt and long-term leases generally contain cross-default and cross-collateralization provisions and a default on one facility could affect a significant number of our facilities, financing arrangements and operating leases.

If we do not effectively manage our growth, our business, ability to maintain consistent quality control and financial results could be adversely affected.

We plan to grow organically through our existing operations, through selectively purchasing existing senior living operating companies and facilities, and through the expansion of our existing facilities. As stated above, since our initial public offering in November 2005 but not taking into account the ARC Merger, we have purchased or entered into definitive agreements to purchase $788.6 million in senior housing assets representing 107 facilities (which includes the acquisition of 12 facilities that we previously operated under long-term leases) with 9,495 units/beds. In connection with the ARC Merger, we will lease or acquire the ownership or management of an additional 83 facilities with approximately 16,100 units/beds. This growth has and will continue to place significant demands on our current management resources. Our ability to manage our growth effectively and to successfully integrate new acquisitions and expansions into our existing business will require us to continue to expand our operational, financial and management information systems and to continue to retain, attract, train, motivate and manage key employees. For example, in connection with the purchase of the Prudential Portfolio, we significantly expanded one of our operating divisions to manage these assets. Although we believe we were successful in attracting qualified individuals to work in this division, there can be no assurance that we will be successful in attracting qualified individuals in future acquisitions to the extent necessary, and management may expend significant time and energy attracting the appropriate personnel to manage assets we purchase in the future. Also, the additional facilities will require us to maintain consistent quality control measures that allow our management to effectively identify deviations that result in delivering care and services that are substandard, which may result in litigation and/or loss of licensure or certification. If we are unable to manage our growth effectively and successfully integrate new acquisitions and expansions into our existing business or maintain consistent quality control measures, our business, financial condition and results of operations could be adversely affected.

Unforeseen costs associated with the acquisition of new facilities could reduce our future profitability.

Our growth strategy contemplates future acquisitions of existing senior living operating companies and facilities. Despite our extensive underwriting and due diligence procedures, facilities that we may acquire in the future may generate unexpectedly low or no returns or may not meet a risk profile that our investors find acceptable. In addition, we might encounter unanticipated difficulties and expenditures relating to any of the acquired facilities, including contingent liabilities, or newly acquired facilities might require significant management attention that would otherwise be devoted to our ongoing business. For example, a facility may require capital expenditures in excess of budgeted amounts, or it may experience management turnover that is higher than we project. These costs may negatively affect our future profitability.

Competition for the acquisition of strategic assets from buyers with lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.

Several real estate investment trusts, or REITs, have similar asset acquisition objectives as we do, along with greater financial resources and lower costs of capital than we are able to obtain. This may increase competition for acquisitions that would be suitable to us, making it more difficult for us to compete and successfully implement our growth strategy. There is significant competition among potential acquirors in the senior living industry, including REITs, and there can be no assurance that we will be able to successfully implement our growth strategy or complete acquisitions, which could limit our ability to grow our business effectively.

We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow.

Continued expansion of our business through the acquisition of existing senior living operating companies and facilities and expansion of our existing facilities may require additional capital, particularly if we were to accelerate our acquisition and expansion plans. Financing may not be available to us or may be available to us only on terms that are not favorable. In addition, certain of our outstanding indebtedness and long-term leases restrict, among other things, our ability to incur additional debt. If we are unable to raise additional funds or obtain it on terms acceptable to us, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. See ‘‘Dilution’’. Any newly issued equity securities may have rights, preferences or privileges senior to those of our common stock. See ‘‘Description of Capital Stock’’.

Due to the dependency of our revenues on private pay sources, events which adversely affect the ability of seniors to afford our monthly resident fees could cause our occupancy rates, revenues and results of operations to decline.

Costs to seniors associated with independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. Accordingly, over 96% of our resident fee revenues are derived from private pay sources consisting of income or assets of residents and/or their family members. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, over 91% of our resident fee revenues are derived from private pay sources. Only seniors with income or assets meeting or exceeding the comparable median in the regions where our facilities are located typically can afford to pay our monthly resident fees. Economic downturns or changes in demographics could adversely affect the ability of seniors to afford our resident fees. In addition, downturns in the housing markets would adversely affect the ability of seniors to afford our resident fees as our customers frequently use the proceeds from the sale of their homes to cover the cost of our fees. If we are unable to retain and/or attract seniors with sufficient income, assets or other resources required to pay the fees associated with independent and assisted living services, our occupancy rates, revenues and results of operations would decline.

Upon consummation of the ARC Merger, we will rely on reimbursement from governmental programs for a greater portion of our revenues than before, and will be subject to changes in reimbursement levels, which could adversely affect our results of operations and cash flow.

Upon consummation of the ARC Merger, we will rely on reimbursement from governmental programs for a greater portion of our revenues than before, and we cannot assure you that reimbursement levels will not decrease in the future, which could adversely affect our results of operations and cash flow. For the year ended December 31, 2005, ARC derived 15% of its revenues from Medicare and 2% from Medicaid. As of January 1, 2006, certain per person annual limits on Medicare reimbursement for therapy services became effective, subject to certain exceptions. Although there is a major effort to have these limits repealed, there will be reductions of therapy services revenues in connection with the ARC business and the profitability of those services. There continue to be various federal and state legislative and regulatory proposals to implement cost containment measures that would limit payments to healthcare providers in the future. Changes in the reimbursement policies of the Medicare program could have an adverse effect on our results of operations and cash flow.

The geographic concentration of our facilities could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or an increase in our costs, or otherwise negatively impacting our results of operations.

For the three months ended March 31, 2006 and 2005, our facilities located in Florida accounted for approximately 13.9% and 12.9% of our revenue, our facilities located in Illinois accounted for approximately 9.2% and 11.1% of our revenue, our facilities located in California accounted for approximately 8.8% and 3.8% of our revenue, and our facilities located in Texas accounted for approximately 5.7% and 5.6% of our revenue. For the three months ended March 31, 2006 and 2005, on a pro forma basis for the ARC Merger and the Recent Acquisitions, our facilities located in Florida account for approximately 15.1% and 14.8% of our revenue, our facilities located in Illinois account for approximately 6.3% and 7.2% of our revenue, our facilities located in California account for approximately 5.6% and 2.3% of our revenue, and our facilities located in Texas accounted for approximately 14.0% and 14.1% of our revenue. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules and regulations, particularly with respect to assisted living facilities, acts of nature and other factors that may result in a decrease in demand for senior living services in these states could have an adverse effect on our revenues, costs and results of operations. In addition, since these facilities are located in Florida and California, we are particularly susceptible to revenue loss, cost increase or damage caused by hurricanes or other severe weather conditions or natural disasters such as earthquakes or tornados. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance.

Termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our revenues, earnings and occupancy levels.

State regulations governing assisted living facilities require written resident agreements with each resident. Several of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, several of our assisted living resident agreements allow residents to terminate their agreements upon 0 to 30 days’ notice. Unlike typical apartment leasing or independent living arrangements that involve lease agreements with specified leasing periods of up to a year or longer, in many instances we cannot contract with our assisted living residents to stay in those living spaces for longer periods of time. Our independent living resident agreements generally provide for termination of the lease upon death or allow a resident to terminate his or her lease upon the need for a higher level of care not provided at the facility. The resident is usually obligated to pay rent for the lesser of 60 days after the move out or until the unit is rented by another resident. If multiple residents terminate their resident agreements at or around the same time, our revenues, earnings and occupancy levels could be adversely affected. In addition, because of the demographics of our typical residents, including age and health, resident turnover rates in our facilities are difficult to predict. As a result, the living spaces we lease may be unoccupied for a period of time, which could adversely affect our revenues and earnings.

Increased competition for or a shortage of skilled personnel could increase our staffing and labor costs, which would have an adverse effect on our profitability and/or our ability to conduct our business operations.

Our success depends on our ability to retain and attract skilled management personnel who are responsible for the day-to-day operations of each of our facilities. Each facility has an Executive Director or Residence Director, each a Director, responsible for the overall day-to-day operations of the facility, including quality of care, social services and financial performance. Depending upon the size of the facility, each Director is supported by a facility staff member who is directly responsible for day-to-day care of the residents and either facility staff or regional support to oversee the facility’s marketing and community outreach programs. Other key positions supporting each facility may include individuals responsible for food service, healthcare services, activities, housekeeping and engineering. We compete with various health care service providers, including other senior living providers, in retaining and attracting qualified and skilled personnel. Increased competition for or a shortage of nurses or other trained personnel, or general inflationary pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge to our residents. Turnover rates and the magnitude of the shortage of nurses or other trained personnel varies substantially from facility to facility. Although reliable industry-wide data on key employee retention does not exist, we believe that our employee retention rates are consistent with those of other national senior housing operators. If there is an increase in these costs, our profitability would be negatively affected. In addition, if we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations effectively and our overall operating results could be harmed.

Departure of our key officers could harm our business.

Our future success depends, to a significant extent, upon the continued service of our senior management personnel, particularly: Mark J. Schulte, our chief executive officer; Mark W. Ohlendorf, our co-president; John P. Rijos, our co-president; R. Stanley Young, our chief financial officer; and Kristin A. Ferge, our treasurer. In addition, upon consummation of the ARC Merger, we expect to add six former executive officers of ARC to our management team, including W.E. Sheriff, who will become our co-Chief Executive Officer with Mr. Schulte. If we were to lose the services of any of these individuals, our business and financial results could be adversely affected. See ‘‘Management’’.

Increases in market interest rates could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

At March 31, 2006, we had approximately $186.0 million of unhedged obligations consisting of $100.8 million and $85.2 million of unhedged floating-rate debt and lease payment obligations, respectively, outstanding at a combined weighted-average floating interest rate of 4.81%. Our unhedged debt and lease obligations include $180.9 million tied to the tax-exempt bond rates and are subject to interest rate caps at a weighted average cap rate of 6.17%. This debt, and any unhedged floating-rate debt incurred in the future, exposes us to interest rate risk. Therefore, increases in prevailing interest rates could increase our payment obligations, which would negatively impact our liquidity and earnings. For example, a 1% increase in interest rates would increase annual interest expense and lease expense by approximately $1.0 million and $0.9 million based on the amount of unhedged floating-rate debt and leases, respectively.

We may not be able to pay or maintain dividends and the failure to do so would adversely affect our stock price.

On July 17, 2006, we paid a regular quarterly cash dividend of $0.35 per share of our common stock, or an aggregate of $23.2 million for the quarter ended June 30, 2006. We intend to continue to pay regular quarterly dividends to the holders of our common stock. However, our ability to pay and maintain cash dividends is based on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, anticipated operating expense levels, the level of demand for our units/beds, the rates we charge and actual results that may vary substantially from estimates. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. We can give no assurance as to our ability to pay or maintain dividends. We also cannot assure you that the level of dividends will be maintained or increase over time or that increases in demand for our units/beds and monthly resident fees will increase our actual cash available for dividends to stockholders. We expect that in certain quarters we may pay dividends that exceed our net income amount for such period as calculated in accordance with GAAP. See ‘‘Dividend Policy’’. The failure to pay or maintain dividends would adversely affect our stock price.

Environmental contamination at any of our facilities could result in substantial liabilities to us, which may exceed the value of the underlying assets and which could materially and adversely effect our liquidity and earnings.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal or remediation of, or related to the release of, certain hazardous or toxic substances, that could be located on, in, at or under a property, regardless of how such materials came to be located there. The cost of any required investigation, remediation, removal, mitigation, compliance, fines or personal or property damages and our liability therefore could exceed the property’s value and/or our assets’ value. In addition, the presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents and retain existing residents, to borrow using such property as collateral or to develop or redevelop such property. In addition, such laws impose liability, which may be joint and several, for investigation, remediation, removal and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Although we do not believe that we have incurred such liabilities as would have a material adverse effect on our business, financial condition and results of operations, we could be subject to substantial future liability for environmental contamination that we have no knowledge about as of the date of this prospectus and/or for which we may not be at fault.

Failure to comply with existing environmental laws could result in increased expenditures, litigation and potential loss to our business and in our asset value, which would have an adverse effect on our earnings and financial condition.

Our operations are subject to regulation under various federal, state and local environmental laws, including those relating to: the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment; and protection of the environment and natural resources in connection with development or construction of our properties.

Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste, but the use of such waste management companies does not immunize us from alleged violations of such laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed.

Federal regulations require building owners and those exercising control over a building’s management to identify and warn their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the facilities we own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan and may result in third party litigation for personal injury or property damage. Furthermore, in some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a facility to retain or attract residents and could adversely affect a facility’s market value.

Although we believe that we are currently in material compliance with applicable environmental laws, if we fail to comply with such laws in the future, we would face increased expenditures both in terms of fines and remediation of the underlying problem(s), potential litigation relating to exposure to such materials, and potential decrease in value to our business and in the value of our underlying assets. Therefore, our failure to comply with existing environmental laws would have an adverse effect on our earnings, our financial condition and our ability to pursue our growth strategy.

We are unable to predict the future course of federal, state and local environmental regulation and legislation. Changes in the environmental regulatory framework could have a material adverse effect on our business. In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.

Risks Related to Pending Litigation

Two recent complaints filed against our subsidiary could, if adversely determined, subject us to a material loss.

In connection with the sale of certain facilities to Ventas Realty Limited Partnership (‘‘Ventas’’) in 2004, two legal actions have been filed. The first action was filed on September 15, 2005 by current and former limited partners in 36 investing partnerships in the United States District Court for the Eastern District of New York captioned David T. Atkins et. al. v. Apollo Real Estate Advisors , L.P., et al (the ‘‘Action’’). On March 17, 2006, a third amended complaint was filed in the Action. The third amended complaint is brought on behalf of current and former limited partners in 14 investing partnerships. It names as defendants, among others, the Company, BLC, GFB-AS Investors, LLC (‘‘GFB-AS’’), a subsidiary of BLC, the general partners of the 14 investing partnerships, which are alleged to be subsidiaries of GFB-AS, Fortress Investment Group LLC, an affiliate of our largest stockholder, and our Chief Financial Officer. The nine count third amended complaint alleges, among other things, (i) that the defendants converted for their own use the property of the limited partners of 11 partnerships, including through the failure to obtain consents the plaintiffs contend were required for the sale of facilities indirectly owned by those partnerships to Ventas; (ii) that the defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) that certain defendants, not including the Company, committed mail fraud in connection with the sale of facilities indirectly owned by the 14 partnerships at issue in the Action to Ventas; (iv) that certain defendants, not including the Company, committed wire fraud in connection with certain communications with plaintiffs in the Action and another investor in a limited partnership; (v) that the defendants committed substantive violations of the Racketeer Influenced and Corrupt Organizations Act (‘‘RICO’’); (vi) that the defendants conspired to violate RICO; (vii) that GFB-AS and the general partners violated the partnership agreements of the 14 investing partnerships; (viii) that GFB-AS, the general partners, and our Chief Financial Officer breached fiduciary duties to the plaintiffs; and (vii) that the defendants were unjustly enriched. The plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. We have filed a motion to dismiss the claims and intend to continue to vigorously defend this Action. A putative class action lawsuit was also filed on March 22, 2006 by certain limited partners in four of the same partnerships involved in the Action in the Court of Chancery for the State of Delaware captioned Edith Zimmerman et al. v. GFB-AS Investors, LLC and Brookdale Living Communities, Inc. (the ‘‘Second Action’’). The putative class in the Second Action consists only of those limited partners in the four investing partnerships who are not plaintiffs in the Action. The Second Action names as defendants BLC and GFB-AS. The complaint alleges a claim for breach of fiduciary duty arising out of the sale of facilities indirectly owned by the investing partnerships to Ventas and the subsequent lease of those facilities by Ventas to subsidiaries of BLC. The plaintiffs seek, among other relief, an accounting, damages in an unspecified amount, and disgorgement of unspecified amounts by which the defendants were allegedly unjustly enriched. We also intend to vigorously defend this Second Action. Because these actions are in an early stage we cannot estimate the possible range of loss, if any.

Risks Related to Our Industry

The cost and difficulty of complying with increasing and evolving regulation and enforcement could have an adverse effect on our business operations and profits.

The regulatory environment surrounding the senior living industry continues to evolve and intensify in the amount and type of laws and regulations affecting it, many of which vary from state to state. In addition, many senior living facilities are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. In several of the states in which we operate or may operate, we are prohibited from providing certain higher levels of senior care services without first obtaining the appropriate licenses. Also, in several of the states in which we operate or intend to operate, assisted living facilities and/or skilled nursing facilities require a certificate of need before the facility can be opened or the services at an existing facility can be expanded. See ‘‘Business—Government Regulation’’ for a description of some of the specific laws and regulations applicable to us. Furthermore, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws, particularly with respect to large for-profit, multi-facility providers like us. These requirements, and the increased enforcement thereof, could affect our ability to expand into new markets, to expand our services and facilities in existing markets and, if any of our presently licensed facilities were to operate outside of its licensing authority, may subject us to penalties including closure of the facility. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer. We are unable to predict the future course of federal, state and local legislation or regulation. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, our earnings and operations could be adversely affected.

The intensified regulatory and enforcement environment impacts providers like us because of the increase in the number of inspections or surveys by governmental authorities and consequent citations for failure to comply with regulatory requirements. We also expend considerable resources to respond to federal and state investigations or other enforcement action. From time to time in the ordinary course of business, we receive deficiency reports from state and federal regulatory bodies resulting from such inspections or surveys. Although most inspection deficiencies are resolved through an agreed-to plan of corrective action, the reviewing agency typically has the authority to take further action against a licensed or certified facility, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Furthermore, certain states may allow citations in one facility to impact other facilities in the state. Revocation of a license at a given facility could therefore impact our ability to obtain new licenses or to renew existing licenses at other facilities, which may also cause us to be in default under our leases, trigger cross-defaults, trigger defaults under certain of our credit agreements or adversely affect our ability to operate and/or obtain financing in the future. If a state were to find that one facility’s citation would impact another of our facilities, this would also increase costs and result in increased surveillance by the state survey agency. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues. However, the failure to comply with applicable legal and regulatory requirements in the future could result in a material adverse effect to our business as a whole.

There are various extremely complex federal and state laws governing a wide array of referral relationships and arrangements and prohibiting fraud by health care providers, including those in the senior living industry, and governmental agencies are devoting increasing attention and resources to such anti-fraud initiatives. Some examples are the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Balanced Budget Act of 1997, and the False Claims Act, which gives private individuals the ability to bring an action on behalf of the federal government. See ‘‘Business— Government Regulation’’ for a description of these laws. The violation of any of these laws or regulations may result in the imposition of fines or other penalties that could increase our costs and otherwise jeopardize our business.

Additionally, in several states, we operate facilities that participate in federal and/or state health care reimbursement programs, which makes us subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent or are for items or services that were not provided as claimed. Similar state laws vary from state to state and we cannot be sure that these laws will be interpreted consistently or in keeping with past practice. Violation of any of these laws can result in loss of licensure, civil or criminal penalties and exclusion of health care providers or suppliers from furnishing covered items or services to beneficiaries of the applicable federal and/or state health care reimbursement program. Loss of licensure may also cause us to default under our leases and/or trigger cross-defaults.

We are also subject to certain federal and state laws that regulate financial arrangements by health care providers, such as the Federal Anti-Kickback Law, the Stark laws and certain state referral laws. See ‘‘Business—Government Regulation.’’ Authorities have interpreted the Federal Anti-Kickback Law very broadly to apply to many practices and relationships between health care providers and sources of patient referral. This could result in criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid, which may also cause us to default under our leases and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our senior living facilities, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations.

Compliance with the Americans with Disabilities Act, Fair Housing Act and fire, safety and other regulations may require us to make unanticipated expenditures, which could increase our costs and therefore adversely affect our earnings, financial condition and our ability to pay dividends to stockholders.

All of our facilities are required to comply with the Americans with Disabilities Act, or ADA. The ADA has separate compliance requirements for ‘‘public accommodations’’ and ‘‘commercial properties,’’ but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of government fines or an award of damages to private litigants.

We must also comply with the Fair Housing Act, which prohibits us from discriminating against individuals on certain bases in any of our practices if it would cause such individuals to face barriers in gaining residency in any of our facilities. Additionally, the Fair Housing Act and other state laws require that we advertise our services in such a way that we promote diversity and not limit it. We may be required, among other things, to change our marketing techniques to comply with these requirements.

In addition, we are required to operate our facilities in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. Like other health care facilities, senior living facilities are subject to periodic survey or inspection by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or bi-annual) schedule, and special surveys may result from a specific complaint filed by a resident, a family member or one of our competitors. We may be required to make substantial capital expenditures to comply with those requirements.

Capital expenditures we have made to comply with any of the above to date have been immaterial, however, the increased costs and capital expenditures that we may incur in order to comply with any of the above would result in a negative effect on our earnings, financial condition and our ability to pay dividends to stockholders.

Significant legal actions and liability claims against us in excess of insurance limits could subject us to increased operating costs and substantial uninsured liabilities, which may adversely affect our financial condition and operating results.

The senior living business entails an inherent risk of liability, particularly given the demographics of our residents, including age and health, and the services we provide. In recent years, we, as well as other participants in our industry, have been subject to an increasing number of claims and lawsuits alleging that our services have resulted in resident injury or other adverse effects. Many of these lawsuits involve large damage claims and significant legal costs. Many states continue to consider tort reform and how it will apply to the senior living industry. We may continue to be faced with the threat of large jury verdicts in jurisdictions that do not find favor with large senior living providers. We maintain liability insurance policies in amounts and with the coverage and deductibles we believe are adequate based on the nature and risks of our business, historical experience and industry standards. In the past year, we have not had any claims that exceeded our policy limits. However, there can be no guarantee that we will not have such claims in the future.

We currently maintain the following liability insurance: a $25.0 million primary limit of general and healthcare professional liability insurance coverage, inclusive of at least a $15.0 million sub-limit of healthcare professional liability ($25.0 million sub-limit for designated locations). This insurance coverage is on a per claim and aggregate basis with a self-insured retention of $1.0 million. The general and professional liability coverage is arranged on a three-year, shared-limit basis, with a pre-negotiated reinstatement of limit provision that will allow for the re-purchase of the lead $15.0 million of general and professional liability coverage, at a set additional premium, should adverse claims experience be realized during the policy term. In addition to this $25.0 million primary limit, we have arranged $25.0 million excess general liability-only insurance coverage on a per claim and aggregate basis.

Additionally, we maintain primary workers’ compensation insurance, which includes a $0.5 million deductible per occurrence, employer’s liability and auto liability insurance in compliance with statutory limits and requirements and a $20.0 million excess auto liability and employer’s liability coverage, over a primary auto and employer’s liability $1.0 million policy limit, on a per-occurrence, annual aggregate basis.

We also currently maintain the following property insurance: a $300.0 million per-occurrence primary policy limit, which contains various sub-limits of coverage, most notably for the perils of flood and earthquake, limited to $50.0 million on a per-occurrence and annual aggregate basis. Terrorism coverage is provided for other than the peril of earthquake to the noted policy limits.

On May 29, 2006, a fire occurred at an ARC retirement community located in Richmond, Virginia. The fire damaged a number of units in one of the four residential buildings on the campus, and resulted in the death of two residents and injuries of varying degrees of severity to approximately 10 other residents. Although restoration of the damage caused by the fire is underway, approximately 48 units currently remain unoccupied in the damaged building. ARC's investigation of the cause and origin of the fire is preliminary and ongoing. ARC maintains casualty, business interruption, and general and professional liability insurance policies that provide it with coverage for the costs relating to the fire (subject to deductibles or self-insured retention levels). ARC has informed us that it does not believe that the fire will have a material effect on its consolidated results of operations or financial condition.

If a successful claim is made against us and it is not covered by our insurance or exceeds the policy limits, our financial condition and results of operations could be materially and adversely affected. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Also, the above deductibles, or self-insured retention, are accrued based on an actuarial projection of future liabilities. If this projection is inaccurate and if there are an unexpectedly large number of successful claims that result in liabilities in excess of our self-insured retention, our operating results could be negatively affected. Claims against us, regardless of their merit or eventual outcome, also could have a material adverse effect on our ability to attract residents or expand our business and could require our management to devote time to matters unrelated to the day-to-day operation of our business. We also have to renew our policies every year and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. There can be no assurance that we will be able to obtain liability insurance in the future or, if available, that such coverage will be available on acceptable terms.

Overbuilding, increased competition and increased operating costs may adversely affect our ability to generate and increase our revenues and profits and to pursue our growth strategy.

The senior living industry is highly competitive, and we expect that it may become more competitive in the future. We compete with numerous other companies that provide long-term care alternatives such as home healthcare agencies, life care at home, facility-based service programs, retirement communities, convalescent centers and other independent living, assisted living and skilled nursing providers, including not-for-profit entities. In general, regulatory and other barriers to competitive entry in the independent living and assisted living segments of the senior living industry are not substantial. We have experienced and expect to continue to experience increased competition in our efforts to acquire and operate senior living facilities. Consequently, we may encounter increased competition that could limit our ability to attract new residents, raise resident fees or expand our business, which could have a material adverse effect on our revenues and earnings.

In addition, overbuilding in the late 1990s in the senior living industry reduced the occupancy rates of several newly constructed buildings and, in some cases, reduced the monthly rate that some newly built and previously existing facilities were able to obtain for their services. This resulted in lower revenues for certain of our facilities during that time. While we believe that overbuilt markets have stabilized and should continue to be stabilized for the immediate future, we cannot be certain that the effects of this period of overbuilding will not effect our occupancy and resident fee rate levels in the future, nor can we be certain that another period of overbuilding in the future will not have the same effects. Moreover, while we believe that the new construction dynamics and the competitive environments in Florida, Illinois and California are substantially similar to the national market, taken as a whole, if the dynamics or environment were to be significantly adverse in one or more of those states, it would have a disproportionate effect on our revenues (due to the large portion of our revenues that are generated in those states).

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this offering, assuming the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger and assuming the sale and corresponding grant of an aggregate of 951,362 shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’, funds managed by affiliates of Fortress will beneficially own 61,007,867 shares, or approximately 60%, of our common stock. See ‘‘Business—Equity Commitment’’. In addition, two of our directors are associated with Fortress. As a result, funds managed by affiliates of Fortress will be able to control fundamental and significant corporate matters and transactions, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated by-laws; and the dissolution of the Company. Fortress’s interests may conflict with your interests. Their control of the Company could delay, deter or prevent acts that may be favored by our other stockholders such as hostile takeovers, changes in control of the Company and changes in management. See ‘‘Certain Relationships and Related Party Transactions—Agreements With Stockholders.’’ As a result of such actions, the market price of our common stock could decline or stockholders might not receive a premium for their shares in connection with a change of control of the Company. See ‘‘Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws.’’

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that will hinder takeover attempts, including:

•	a staggered board of directors consisting of three classes of directors, each of whom serve three-year terms;

•	removal of directors only for cause, and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote;

•	blank-check preferred stock;

•	provisions in our amended and restated certificate of incorporation and amended and restated by-laws preventing stockholders from calling special meetings (with the exception of Fortress and its affiliates, so long as they collectively beneficially own at least 50.1% of our issued and outstanding common stock);

•	advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; and

•	no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election.

Additionally, our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, will not apply to us. This may make it easier for a third party to acquire an interest in some or all of us with Fortress’ approval, even though our other stockholders may not deem such an acquisition beneficial to their interests.

See ‘‘Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws.’’

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including paying dividends. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us.

Risks Related to This Offering

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly operating results;

•	changes in our earnings estimates;

•	the contents of published research reports about us or the senior living industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur or lease obligations we may enter into in the future;

•	actions by institutional stockholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	speculation or reports by the press or investment community with respect to the Company or the senior living industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes or proposed changes in laws or regulations affecting the senior living industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market and economic conditions.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes, series of preferred shares or shares of our common stock. Upon liquidation, holders of our debt securities and preferred shares, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their share holdings in us.

Following the completion of this offering, assuming (i) the issuance of 17,600,867 of our shares expected to be issued to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger, (ii) the sale and corresponding grant of an aggregate of 951,362 shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’, and (iii) the execution of the Plan Amendment as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan —Plan Amendment’’, pursuant to which we expect to add 2,500,000 shares of Company common stock to the 2,400,000 shares currently reserved under the Plan (which includes the 951,362 shares to be sold and granted to the ARC executives), we will have an aggregate of 92,265,452 shares of common stock authorized but unissued and not reserved for issuance under our option plans. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue acquisitions of senior living facilities and may issue shares of common stock in connection with these acquisitions. Any shares issued in connection with our acquisitions, the exercise of outstanding stock options or otherwise would dilute the holdings of the investors who purchase our shares in this offering.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be 102,834,548 shares of our common stock outstanding (including certain unvested shares of restricted stock). The total number of shares of our common stock outstanding assumes the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger and assumes the sale and corresponding grant of an aggregate of 951,362 shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’. All the shares of our common stock sold in this offering will be freely transferable, except for the shares held by our ‘‘affiliates,’’ as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. See ‘‘Shares Eligible For Future Sale.’’

Pursuant to our Stockholders Agreement, funds managed by affiliates of Fortress and Health Partners, an affiliate of Capital Z Partners, and certain of their related partnerships and permitted third-party transferees have the right, in certain circumstances, to require us to register their 68,852,492 shares (assuming the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger) of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. Health Partners exercised its right to require us to register 4,399,999 shares (including 2,885,415 shares that the underwriters may purchase from the selling stockholder if the underwriters exercise their overallotment option in full) in this offering and is the selling stockholder in this offering. See ‘‘Certain Relationships and Related Party Transactions— Agreements With Stockholders.’’

We and our executive officers, directors and stockholders holding 68.3%, or 70,231,477 shares, or more of our common stock outstanding after this offering have agreed with the underwriters that, subject to limited exceptions, for a period of 60 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of our common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of our common stock, or cause a registration statement covering any shares of our common stock to be filed, without the prior written consent of the representatives. The representatives may waive these restrictions in their discretion.

In addition, following the completion of our initial public offering, we filed a registration statement on Form S-8 under the Securities Act to register an aggregate of 2,000,000 shares of our common stock reserved for issuance under our stock incentive programs. In accordance with the terms of the Plan, the number of shares available for issuance increased by 400,000 shares on January 1, 2006. On June 14, 2006, in connection with such 400,000 share increase and the shares we expect to issue to certain officers and employees of ARC in connection with the ARC Merger, we filed an amendment to our registration statement on Form S-8 to register an additional 2,900,000 shares of our common stock to be reserved for issuance under our stock incentive programs. See ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—Plan Amendment’’. Subject to any restrictions imposed on the shares and options granted under our stock incentive programs, shares registered under the registration statement on Form S-8 are available for sale into the public markets and shares to be registered on the amendment to Form S-8 will be available for sale into the public markets.

The market price of our stock could be negatively affected by sales of substantial amounts of our common stock if Fortress, our largest stockholder, defaults under credit agreements secured by its holdings of shares of our common stock.

On June 28, 2006, Fortress informed us of the following:

Two affiliates of Fortress, FRIT Holdings LLC and FIT Holdings LLC entered into separate credit agreements, both dated June 28, 2006, with Deutsche Bank AG, London Branch, or Deutsche Bank, as Administrative Agent and sole lender. Pursuant to these credit agreements, the affiliates have received an aggregate commitment of approximately $1.43 billion from Deutsche Bank, and this amount has been secured by, among other things, a pledge by the borrowers and one other affiliate of Fortress of a total of 40,628,000 shares of our common stock owned by such affiliates. The 40,628,000 shares of common stock represent approximately 61% of our issued and outstanding common stock as of June 28, 2006.

The credit agreements contain customary default provisions and also require prepayment of a portion of the borrowings by the borrowers in the event the trading price of our common stock decreases below certain specified levels. In the event of a default under the credit agreements by the borrowers, Deutsche Bank may foreclose upon any and all shares of our common stock pledged to it. The borrowers have agreed in the credit agreements that if a shelf registration statement is not effective and usable for resales of any portion of the pledged common stock by Deutsche Bank (in the event of foreclosure) as of June 9, 2007, the applicable affiliate will prepay a related portion of the borrowings.

The lock-up agreements with applicable affiliates of Fortress will contain an exception to allow Deutsche Bank to seize and dispose of shares pledged under the credit agreements in the event of a default under either of the credit agreements by the applicable affiliates of Fortress. The sale of these pledged shares in the event of a default could have an adverse impact on the price of our shares.

We are not a party to the credit agreements and have no obligations thereunder. Wesley R. Edens, the Chairman of our board of directors, owns an interest in Fortress and is the Chairman of its Management Committee.

Investors in this offering will suffer immediate and substantial dilution.

The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. Our net tangible book value per share as of March 31, 2006 was approximately $6.78. Our net tangible book value per share as of March 31, 2006 represents our total assets minus intangible assets, deferred finance costs and total liabilities less deferred gains, divided by the 65,006,833 shares of our common stock (not including certain unvested restricted shares) that were outstanding on March 31, 2006. Investors who purchase our common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $29.97 in the net tangible book value per share of our common stock, based upon an offering price of $39.50 per share (assuming the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger and assuming the sale of 475,681 (excluding 475,681 shares of unvested restricted stock grants) shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’). Investors who purchase our common stock in this offering will have purchased from the Company 17.6% of the shares outstanding immediately after the offering, but will have paid 41.5% of the total consideration for those shares.

Fluctuation of market interest rates may have an adverse effect on the value of your investment in our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our dividend payment per share as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher rate of return on our common stock and therefore may seek securities paying higher dividends or interest or offering a higher rate of return than shares of our common stock. As a result, market interest rate fluctuations and other capital market conditions can affect the demand for and market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease, because current stockholders and potential investors will likely require a higher dividend yield and rate of return on our common stock as interest-bearing securities, such as bonds, offer more attractive returns.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under ‘‘Prospectus Summary,’’ ‘‘Risk Factors,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as ‘‘outlook,’’ ‘‘believes,’’ ‘‘expects,’’ ‘‘potential,’’ ‘‘continues,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘seeks,’’ ‘‘approximately,’’ ‘‘predicts,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘estimates,’’ ‘‘anticipates’’ or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon the historical performance of our subsidiaries and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to our ability to close the ARC Merger and to integrate the facilities of ARC into our operations; our continued ability to acquire facilities at attractive prices which will generate returns consistent with expectations; the possibility that the facilities that we have acquired and will acquire may not generate sufficient additional income to justify their acquisition; possibilities that conditions to closing of certain transactions will not be satisfied; our ability to close on facilities under non-binding letters of intent, which is generally less probable than closing on facilities under definitive agreements; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; a decrease in the overall demand for senior housing; general economic conditions and economic conditions in the markets in which we operate; real estate markets in the regions where our facilities are located; competitive pressures within the industry and/or markets in which we operate; the creditworthiness of our residents; interest rate fluctuations; licensing risks; our failure to comply with federal, state and local laws and regulations; our failure to comply with environmental laws; the effect of future legislation or regulatory changes in our operations; other factors described in the section entitled ‘‘Risk Factors’’ beginning on page 17 of this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we may have projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

USE OF PROCEEDS

The net proceeds to us from the sale of 17,721,519 shares of common stock offered by the Company hereby are estimated to be approximately $673.5 million, based on an offering price of $39.50 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

Closing of this offering will occur concurrently with, and is conditioned upon, the consummation of the ARC Merger. In connection with the ARC Merger, we received a $1.3 billion equity commitment from a fund managed by an affiliate of Fortress. Prior to the ARC Merger closing, we intend to exercise our right to reduce the Investor's $1.3 billion commitment by $650.0 million. We intend to use a portion of the net proceeds from this offering together with the proceeds to be received from the Investor to consummate the ARC Merger. See ‘‘Business—ARC Merger.’’

We intend to use the remainder of the net proceeds from this offering, together with approximately $141.8 million net proceeds we expect to receive from the refinancing of certain ARC facilities and the approximately $18.1 million net proceeds we expect to receive from the sale of an aggregate of 475,681 shares of our common stock to the ARC executives, to repay the estimated $212.0 million outstanding under our New Credit Facility and to terminate the term loan under our New Credit Facility and for general corporate purposes, including funding our Recent Acquisitions and other future acquisitions. See ‘‘Prospectus Summary— Recent Acquisitions’’ for a description of these acquisitions.

At our option, the term loan and the revolving loan under our New Credit Facility bear interest at either (i) the greater of (a) the prime lending rate as set forth on the British Banking Association Telerate Page 5 plus a margin of 0.50% and (b) the Federal Funds Effective Rate plus 1/2 of 1% plus a margin of 0.50%, or (ii) the Eurodollar rate plus a margin of 1.50%. The New Credit Facility is scheduled to expire on February 10, 2007. We used the proceeds of the credit agreement to finance a portion of acquisitions of fee-simple and leasehold ownership interests in senior housing real estate and to pay related fees and expenses and for general corporate purposes.

Pending these uses, we intend to invest the net proceeds in short-term interest-bearing instruments or money market accounts.

We will not receive any proceeds from the sale of 1,514,584 shares (or 4,399,999 shares if the underwriters exercise their option to purchase up to 2,885,415 additional shares from the selling stockholder) of common stock offered or sold hereby by the selling stockholder.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed for trading on the New York Stock Exchange under the symbol ‘‘BKD’’. The following table sets forth the quarterly high and low closing prices of our common stock on the New York Stock Exchange for the periods indicated:

	High	Low
Year Ending December 31, 2006
First Quarter	$39.65	$29.46
Second Quarter	$54.25	$36.29
Third Quarter (through July 19, 2006)	$47.50	$39.80
Year Ending December 31, 2005
Fourth Quarter (from November 22, 2005)	$31.73	$23.10

On July 19, 2006, the closing sale price of our common stock as reported on the New York Stock Exchange was $39.80 per share. As of July 19, 2006, there were 37 record holders of our common stock.

DIVIDEND POLICY

On July 17, 2006, we paid a regular quarterly cash dividend of $0.35 per share of our common stock, or an aggregate of $23.2 million for the quarter ended June 30, 2006. We intend to continue to pay regular quarterly dividends to the holders of our common stock. The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition and capital requirements, earnings, general business conditions, restrictions imposed by financing arrangements, legal restrictions on the payment of dividends and other factors the board of directors deems relevant. In addition, we are a holding company with no direct operations and depend on loans, dividends and other payments from our subsidiaries to generate the funds necessary to pay dividends. We expect that in certain quarters we may pay dividends that exceed our net income amounts for such period as calculated in accordance with GAAP.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006:

•	on an actual basis; and

•	on a pro forma basis to give effect to the sale of 17,721,519 shares of our common stock in this offering at an offering price of $39.50, after deducting offering costs, underwriters’ discount and sale of 1,514,584 shares of common stock by the selling stockholder and the use of the proceeds as described under the section entitled ‘‘Use of Proceeds,’’ including financing a portion of the purchase price of the ARC Merger; the sale of 17,600,867 shares of our common stock to the Investor at a price of $36.93 per share pursuant to the Investment Agreement; the sale of 475,681 (excluding 475,681 shares of unvested restricted stock grants) shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’; the ARC Merger; and Recent Acquisitions (but not the sale or corresponding grant of our common stock to the ARC employee-optionees as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—Plan Amendment’’). This offering is conditioned on the ARC Merger. The ARC Merger is subject to customary closing conditions and we can provide no assurances that it will close.

This table contains unaudited information and should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our combined financial statements and the accompanying notes that appear elsewhere in this prospectus.

	As of March 31, 2006
	Pro Forma	Actual
	(Dollars in thousands)
Cash and cash equivalents	$130,370	$94,096
Current portion of long-term debt	$29,577	$10,766
Line of credit	—	87,000
Long-term debt	1,276,489	820,790
Capital lease obligation	354,736	66,284
Total debt	$1,660,802	$984,840
Stockholders’ equity:
Preferred stock, $0.01 par value: 50,000,000 shares authorized; no shares issued and outstanding on an actual and pro forma as adjusted basis	—	—
Common stock, $0.01 par value: 200,000,000 shares authorized on an actual basis and 65,006,833 shares issued and outstanding on an actual basis and 100,804,900 shares issued and outstanding on a pro forma basis	$1,008	$650
Additional paid-in capital	2,010,560	670,801
Accumulated deficit	(81,952)	(81,952)
Accumulated other comprehensive income	9,435	9,435
Total stockholders’ equity	$1,939,051	$598,934
Total capitalization	$3,599,853	$1,583,774

DILUTION

Net Tangible Book Value

In connection with the purchase of minority stockholders’ interest and minority step-up, we allocated a portion of the purchase price to resident leases and intangible lease costs. If we included the net unamortized amounts of resident leases and intangible lease costs of $141.6 million at March 31, 2006 to our net tangible book value at March 31, 2006, our net tangible book value would be $8.96 per share.

Dilution After This Offering

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share represents the amount of book value of our total tangible assets less book value of our total liabilities, excluding deferred gains, divided by the number of shares of common stock then outstanding.

Our net tangible book value as of March 31, 2006 was approximately $440.6 million, or approximately $6.78 per share, based on the 65,006,833 shares of common stock (not including unvested restricted shares) then outstanding. After giving effect to our sale of 17,721,519 shares of common stock in this offering at the public offering price of $39.50 per share, and after deducting estimated underwriting discounts and estimated offering expenses and the use of the proceeds as described under the section entitled ‘‘Use of Proceeds,’’ including but not limited to financing a portion of the purchase price of the ARC Merger; the sale of 17,600,867 shares of our common stock to the Investor at a price of $36.93 per share pursuant to the Investment Agreement; and the sale of 475,681 (excluding 475,681 shares of unvested restricted stock grants) shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’, and all of the pro forma adjustments as noted in the unaudited condensed consolidated pro forma financial statements included in this prospectus, our pro forma net tangible book value as of March 31, 2006 would have been $960.7 million based on 100,804,900 shares of common stock, or $9.53 per share. This represents an immediate and substantial dilution of $29.97 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$39.50
Net tangible book value per share as of March 31, 2006	$6.78
Increase in net tangible book value per share attributable to this offering and related transactions	2.75
Pro forma net tangible book value per share after giving effect to this offering		9.53
Dilution per share to new investors		$29.97

The following table summarizes, on a pro forma basis as of March 31, 2006, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price of $39.50 per share.

	Shares Assuming No Exercise of Underwriters’ Over-Allotment Option		Cash/Book Value of Contributions(1)		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing stockholders	65,006,833	64.5%	$317,918	18.9%	$4.89
New investors
Investor and ARC executives(2)	18,076,548	17.9%	668,109	39.6%	36.96
Investors in this offering	17,721,519	17.6%	700,000	41.5%	39.50
	100,804,900	100.0%	$1,686,027	100.0%	$16.73

(1)	Represents pro forma tangible book value as of March 31, 2006, reflecting the purchase of ARC, significant and insignificant acquisitions and repayment of the New Credit Facility and includes values allocated to resident and intangible lease costs but not the effects of this offering (in thousands):

Pro forma total assets	$4,739,085
Less pro forma deferred charges and goodwill	(339,118)
Pro forma tangible assets	4,399,967
Less pro forma total liabilities	(2,800,034)
Plus pro forma deferred gains	59,594
Pro forma net tangible assets	1,659,527
Less proceeds of offering and sale of shares to Investor and ARC executives, net of costs associated with the offering	(1,341,609)
Pro forma net tangible assets after the purchase of ARC, significant and insignificant acquisitions and repayment of the line of, but before the effects of this offering	$317,918

(2)	Excludes 475,681 shares of unvested restricted stock grants.

SELECTED CONSOLIDATED AND COMBINED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical consolidated and combined financial data as of and for each of the years in the five-year period ended December 31, 2005 and for the three months ended March 31, 2006 and 2005. Our historical statement of operations data and balance sheet data for each of the years in the five-year period ended and as of December 31, 2005 have been derived from our audited financial statements and certain of these periods are included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2006 and 2005 and the balance sheet data as of March 31, 2006 are derived from our unaudited condensed consolidated and combined interim financial statements included elsewhere in this prospectus. We completed our formation transactions on September 30, 2005. Results prior to that date represent the combined operations of BLC for all periods presented, Alterra Healthcare Corporation effective December 1, 2003, Fortress CCRC Portfolio, effective April 5, 2005, and the acquisition of eight of the nine facilities in the Prudential Portfolio on June 21, 2005 and the ninth facility on July 22, 2005. Together we refer to these entities as the ‘‘Brookdale Facility Group’’. For comparative purposes, the three months ended December 31, 2005 and the nine months ended September 30, 2005 have been aggregated in the year ended December 31, 2005 presentation.

You should read this information in conjunction with the information under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and our historical combined financial statements and the related notes thereto included elsewhere in this prospectus.

	For the three Months Ended March 31,		For the Period October 1, 2005 to December 31, 2005	For the Period January 1, 2005 to September 30, 2005	Year Ended December 31,
	2006	2005			2005	2004	2003	2002	2001
Statement of Operations Data (in thousands, except per share data):
Revenue	$222,183	$174,983	$213,047	$577,530	$790,577	$660,872	$222,584	$161,516	$123,935
Facility operating expenses	136,945	110,349	127,105	366,782	493,887	415,169	133,119	92,980	72,467
Lease expense	45,734	46,502	48,487	140,852	189,339	99,997	30,744	31,003	26,016
Depreciation and amortization	22,299	5,173	18,784	30,034	48,818	50,187	21,383	13,650	11,197
Amortization of goodwill	—	—	—	—	—	—	—	—	2,382
General and administrative expenses (including non-cash stock compensation of $3,018, $—, $11,534, $11,146, $22,680, $—, $—, $—, $—)	21,085	11,658	27,690	54,006	81,696	43,640	15,997	12,540	12,138
Total operating expenses	226,063	173,682	222,066	591,674	813,740	608,993	201,243	150,173	124,200
Income (loss) from operations	(3,880)	1,301	(9,019)	(14,144)	(23,163)	51,879	21,341	11,343	(265)
Interest income	1,052	696	1,588	2,200	3,788	637	14,037	18,004	18,251
Interest expense:
Debt	(13,690)	(9,125)	(12,809)	(33,439)	(46,248)	(63,634)	(25,106)	(9,490)	(8,247)
Amortization of deferred financing costs	(703)	(423)	(238)	(827)	(1,065)	(2,120)	(1,097)	(58)	(33)
Change in fair value of derivatives	(101)	4,062	(88)	4,080	3,992	3,176	—	—	—
Loss on sale of properties	—	—	—	—	—	—	(24,513)	—	—
Loss (gain) on extinguishment of debt	(1,334)	(453)	(3,543)	(453)	(3,996)	1,051	12,511	—	—
Equity in earnings (loss) of unconsolidated ventures, net of minority interest	(168)	(187)	(197)	(641)	(838)	(931)	318	584	984
Other	—	—	—	—	—	(114)	—	—	—
Income (loss) before taxes	(18,824)	(4,129)	(24,306)	(43,224)	(67,530)	(10,056)	(2,509)	20,383	10,690
(Provision) benefit for income taxes	(386)	(166)	(150)	247	97	(11,111)	(139)	(8,666)	(4,503)
Income (loss) before minority interest	(19,210)	(4,295)	(24,456)	(42,977)	(67,433)	(21,167)	(2,648)	11,717	6,187
Minority interest	(116)	2,532	—	16,575	16,575	11,734	1,284	(5,262)	(2,778)

	For the three Months Ended March 31,		For the Period October 1, 2005 to December 31, 2005	For the Period January 1, 2005 to September 30, 2005	Year Ended December 31,
	2006	2005			2005	2004	2003	2002	2001
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	(19,326)	(1,763)	(24,456)	(26,402)	(50,858)	(9,433)	(1,364)	6,455	3,409
Loss on discontinued operations	—	(35)	—	(128)	(128)	(361)	(322)	—	—
Cumulative effect of a change in accounting principle, net of income taxes of $8,095	—	—	—	—	—	—	(7,277)	—	—
Net income (loss)	$(19,326)	$(1,798)	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(8,963)	$6,455	$3,409
Basic earnings (loss) per share(1)	$(0.30)	$—	$(0.41)	$—	$—	$—	$—	$—	$—
Shares used in computing basic earnings (loss) per share	65,007	—	59,710	—	—	—	—	—	—
Diluted earnings (loss) per share	$(0.30)	—	(0.41)	—	—	—	—	—	—
Shares used in computing diluted earnings (loss) per share	65,007	—	59,710	—	—	—	—	—	—
Other Operating Data:
Number of facilities (at end of period)	403	366	383	380	383	367	359	60	51
Total units operated	30,770	26,109	30,055	30,048	30,055	26,208	24,423	11,334	9,266
Occupancy rate	89.7%	89.0%	89.8%	88.9%	89.6%	89.4%	87.5%	91.0%	82.2%
Average monthly revenue per unit/bed (same store)	$3,116	$2,903	$3,062	$2,972	$2,991	$2,827	$2,660	$2,516	$2,445

	As of March 31,		As of December 31,
	2006	2005	2005	2004	2003	2002	2001
Balance Sheet Data (in thousands):
Cash and cash equivalents	$94,096	$76,083	$77,682	$86,858	$56,468	$2,172	$1,067
Total assets	1,925,071	729,420	1,697,811	746,625	1,656,582	730,298	570,323
Total debt	897,840	383,275	754,301	371,037	1,044,736	290,483	171,236
Total stockholders’ equity	598,934	38,004	630,403	40,091	237,744	183,807	177,352

Note — On September 19, 2000, BLC was acquired by Fortress Brookdale Acquisition LLC and the purchase price was pushed down to BLC’s consolidated financial statements and the historical cost adjusted to reflect fair value. Prior to September 19, 2000, BLC was a public company.

(1)	We have excluded the earnings (loss) per share data for the three months ended March 31, 2005, nine months ended September 30, 2005, and the years ended December 31, 2005, 2004, 2003, 2002 and 2001. We believe these calculations are not meaningful to investors due to the different ownership and legal structures (e.g., corporation and limited liability companies) of the various entities prior to the combination transaction on September 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our ‘‘Selected Combined Historical Financial And Operating Data’’ and combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Please see ‘‘Special Note Regarding Forward-Looking Statements’’ for more information. Factors that could cause such differences include those described in ‘‘Risk Factors’’ and elsewhere in this prospectus.

Executive Overview

Upon consummation of the merger with ARC, or the ARC Merger, as described in this prospectus, we will become the largest operator of senior living facilities in the United States based on total capacity with over 530 facilities in 33 states and the ability to serve over 50,000 residents. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we would have operated 97 independent living facilities with 18,890 units/beds, 409 assisted living facilities with 21,284 units/beds, 27 continuing care retirement communities, or CCRCs, with 9,874 units/beds and three skilled nursing facilities with 395 units/beds. We believe that the consummation of the ARC Merger and the Recent Acquisitions will bring us significant additional incremental revenue and help us to attain additional synergies and cost savings.

Prior to the consummation of the ARC Merger, as of the date of this prospectus, we operate 453 facilities in 32 states and have the ability to serve over 34,000 residents. We offer our residents access to a full continuum of services across all sectors of the senior living industry. As of the date of this prospectus, we operate 77 independent living facilities with 13,733 units/beds, 368 assisted living facilities with 17,447 units/beds, seven CCRCs with 3,084 units/beds (including 817 resident-owned cottages on our CCRC campuses managed by us) and one skilled nursing facility with 82 units/beds. The majority of our units/beds are located in campus settings or facilities containing multiple services, including CCRCs. As of March 31, 2006, our facilities were on average 90.2% occupied. We generate over 96% of our revenues from private pay customers, which limits our exposure to government reimbursement risk. In addition, we control all financial and operational decisions regarding our facilities through property ownership and long-term leases. We believe we operate in the most attractive sectors of the senior living industry with significant opportunities to increase our revenues through providing a combination of housing, hospitality services and health care services. For the three months ended March 31, 2006, 33.7% of our revenues were generated from owned facilities, 65.8% from leased facilities and 0.5% from management fees from facilities we operate on behalf of third parties and affiliates.

We plan to grow our revenue and operating income through a combination of: (i) organic growth in our existing portfolio; (ii) acquisitions of additional operating companies and facilities; and (iii) the realization of economies of scale, including the continuing realization of those created by the combination of Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra, which occurred in September 2005, and those that we expect to be created as a result of the ARC Merger. Given the size and breadth of our nationwide platform, we believe that we are well positioned to continue to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living and CCRC assets. For the period January 2001 through the date of this prospectus, we have begun leasing or acquired the ownership or management of 125 senior living facilities (not including those facilities we acquired and subsequently disposed of) with approximately 15,200 units/beds. Since the completion of our initial public offering in November 2005, as of the date of this prospectus but not taking into account the ARC Merger, we have purchased or entered into definitive agreements to purchase $788.6 million in senior housing assets representing 107 facilities (which includes 12 facilities that we previously operated under long-term leases) with 9,495 units/beds.

Our senior living facilities offer residents a supportive ‘‘home-like’’ setting, assistance with activities of daily living, or ADLs, and, in a few facilities, licensed skilled nursing services. By providing residents with a range of service options as their needs change, we provide greater continuity of care, enabling seniors to ‘‘age-in-place’’ and thereby maintain residency with us for a longer period of time. The ability of residents to age-in-place is also beneficial to our residents and their families who are burdened with care decisions for their elderly relatives.

Our independent living facilities’ average resident is 83 years old and desires or needs a more supportive living environment. The average independent living resident resides in an independent living facility for 34 months. Many of our residents relocate to one of our independent living facilities in order to be in a metropolitan area that is closer to their adult children. Our assisted living facilities’ average resident is an 83 year old who requires assistance with two or three ADLs. 85% of our assisted living residents require medication management. The average assisted living resident resides in an assisted living facility for 23 months. Residents typically enter an assisted living facility due to a relatively immediate need for services that might have been triggered by a medical event or need. Our assisted living facilities consist of 75% traditional assisted living facilities and 25% memory care facilities.

Overbuilding in the late 1990s in the senior living industry put downward pressure on the occupancy rates and the resident fees of certain senior living providers. The slowdown in construction and lack of construction financing since 1999 has led to a reduction in the supply of new units being constructed. Growing demand for senior living services has resulted in a recent trend towards increasing occupancy rates and resident fees for operators of existing facilities.

Growing consumer awareness among seniors and their families concerning the types of services provided by independent and assisted living operators has further contributed to the opportunities in the senior living industry. Also, seniors possess greater financial resources, which makes it more likely that they are able to afford to live in market-rate senior housing. Seniors in the geographic areas in which we operate tend to have a significant amount of assets generated from savings, pensions and, due to strong national housing markets, the sale of private homes.

Challenges in our industry include increased state and local regulation of the assisted living industry, which has led to an increase in the cost of doing business; the regulatory environment continues to intensify in the amount and types of laws and regulations affecting us, accompanied by an increase by state and local officials in enforcement thereof. In addition, like other companies, our financial results may be negatively impacted by increasing employment costs including salaries, wages and benefits, such as health care, for our employees. Increases in the costs of utilities and real estate taxes will also have a negative impact on our financial results.

Formation Transaction

We are a holding company formed in June 2005 for the purpose of combining, through a series of mergers, two leading senior living operating companies, BLC and Alterra. The combination of these two companies created a nationwide operating platform to grow our existing portfolio, realize economies of scale and add to our existing portfolio through strategic acquisitions of existing assets and/or senior living portfolios. In connection with the combination of BLC and Alterra, we negotiated new contracts for food, insurance and other goods and services and have and will continue to consolidate our corporate functions such as accounting, finance, human resources and legal, which are collectively expected to result in recurring operating and general and administrative expense savings, net of additional recurring costs expected to be incurred as a public company, of between approximately $13.0 million and $15.0 million per year. We began to realize these savings upon completion of the formation transactions in September 2005 and expect to realize the remainder by the end of 2006.

In addition to the combination of BLC and Alterra, funds managed by affiliates of Fortress contributed the Prudential Portfolio to Alterra in exchange for membership interests in FEBC-ALT Investors and merged the Fortress CCRC Portfolio with and into a wholly-owned subsidiary of the Company in exchange for shares of our common stock. Alterra purchased the Prudential Portfolio to expand its western presence and to strengthen its overall financial position. These portfolios together consisted of 17 senior living facilities with an aggregate of 4,499 units, of which two facilities with an aggregate of 422 units/beds were sold on July 1, 2005 and September 14, 2005, for $2.5 million and $9.0 million, respectively, and the proceeds of which were contributed to us in the series of formation transactions described in ‘‘Business—History.’’ An affiliate of BLC managed one of these facilities through January 2006. All of the preceding were purchased in the second and third quarter of 2005 by funds managed by affiliates of Fortress.

As a holding company, we own 100% of the outstanding stock and membership interests of the operating companies of our business. The previous stockholders and members of the operating companies contributed their ownership interests to us in exchange for shares of our common stock. For financial reporting purposes, the Fortress entities that own the stock or membership interests in the operating companies are considered the control group as defined under paragraph 3 of EITF No. 02-5, ‘‘Definition of ‘Common Control’ in relation to FASB Statement No. 141.’’ Accordingly, the combined financial statements of the Predecessor Company reflect the historical cost of the operating companies. Upon the completion of the formation transactions on September 30, 2005, the non-controlling minority interests were accounted for as a purchase in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 141.

As a result of these transactions we are the third largest operator of senior living facilities in the United States based on total capacity.

Segments

We have seven reportable segments, which we determined based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. In addition, the management approach focuses on financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters. We continue to evaluate the type of financial information necessary for the decision makers as we implement our growth strategies. Prior to September 30, 2005 (the date of the formation transactions described in ‘‘Business —History’’) and presently, each of Brookdale Living, which includes BLC, the Fortress CCRC Portfolio and the Prudential Portfolio, and Alterra, had and has distinct chief operating decision makers, or CODMS. Each of our facilities are considered separate operating segments because they each engage in business activities from which they earn revenues and incur expenses, their operating results are regularly reviewed by the CODMS to make decisions about resources to be allocated to the segment and assess its performance, and discrete financial information is available.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, permits aggregation of operating segments that share all common operating characteristics (similar products and services, similar methods used to deliver or provide their products and services, and similar type and class of customer for their products and services) and similar economic characteristics (revenue recognition and gross margin). We believe that each of our facilities provides similar services, delivers these services in a similar manner, and has common type and class of customer. In addition, all of our facilities recognize and report revenue in a similar manner. However, our individual facility gross margins vary significantly. Therefore, we have aggregated our segments based upon the lowest common economic characteristic of each of our facilities: gross margin. The CODMS allocate resources in large part based on margin and analyze each of the facilities as having either (1) less than 20% operating margins, (2) more than 20% operating margins but less than 40% operating margins, or (3) greater than 40% operating margins. The CODMS believe that the margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facility’s operating performance and resource requirements. Accordingly, our operating segments are aggregated into six reportable segments based on comparable operating margins within each of Brookdale Living and Alterra. We define our operating margin for each group of facilities as that group’s operating income divided by its revenue. Operating income represents revenue less operating expenses (excluding depreciation and amortization). See Note 14 to our Consolidated and Combined Financial Statements contained elsewhere in this prospectus.

We also present a seventh reportable segment for management services because the economic and operating characteristics of these services are different from our facilities aggregated above.

Brookdale Living.    Our Brookdale Living group of facilities operates independent living facilities and CCRCs that provide a continuum of services, including independent living, assisted living,

Alzheimer’s care, dementia care and skilled nursing care. Our facilities include rental facilities and three entrance fee facilities. We also provide various ancillary services to our residents, including extensive wellness programs, personal care and therapy services for all levels of care. Our facilities are large, often in campus or high-rise settings, with an average unit/bed capacity of 210 units/beds as of March 31, 2006, or 236 units/beds on a pro forma basis for the ARC Merger. These facilities generally maintain high and consistent occupancy levels. As of March 31, 2006, we operate 69 facilities, with an aggregate capacity of 14,497 units/beds, representing approximately 47% of the total unit/bed capacity of our facilities. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we operate 108 facilities, with an aggregate capacity of 25,489 units/beds, representing approximately 51% of the total unit/bed capacity of our facilities.

Alterra.    Our Alterra group of facilities operates primarily assisted living facilities that provide specialized assisted living care to residents in a comfortable residential atmosphere. Most of our facilities provide specialized care, including Alzheimer’s and other dementia programs. These facilities are designed to provide care in a home-like setting, as opposed to a more institutional setting. Our assisted living facilities target residents generally requiring assistance with two or three ADLs and are generally smaller than our Brookdale Living facilities, with an average unit/bed capacity of 44 units/beds as of March 31, 2006, or 52 units/beds on a pro forma basis for the ARC Merger. As of March 31, 2006, we operate 324 facilities, with an aggregate capacity of 14,309 units/beds, representing approximately 47% of the total unit/bed capacity of our facilities. On a pro forma basis for the ARC Merger and the Recent Acquisitions, we operate 416 facilities, with an aggregate capacity of 21,890 units/beds, representing approximately 43% of the total unit/bed capacity of our facilities.

Management Services.    As of March 31, 2006, our management services segment includes 10 facilities owned by others and operated by us pursuant to management agreements. On a pro forma basis for the ARC Merger, the Recent Acquisitions and divestitures, as of March 31, 2006, our management services segment includes 12 facilities. Under our management agreements for these facilities, we receive management fees as well as reimbursed expense revenues, which represent the reimbursement of certain expenses we incur on behalf of the owners. These 10 facilities have an aggregate capacity of 1,964 units/beds, as of March 31, 2006, representing approximately 6% of the total unit/bed capacity of our facilities. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, these 12 facilities have an aggregate capacity of 3,064 units/beds, representing approximately 6% of the total unit/bed capacity of our facilities.

Revenues

We generate all of our revenues from resident fees, entrance fees and management fees. For the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, approximately 99.5% and 0.5%, 99.5% and 0.5%, 99.5% and 0.5%, 99.5% and 0.5% and 97.6% and 2.4% of our revenues were generated from resident fees and management fees, respectively. In addition, we generated a small amount of revenue from entrance fees during 2005, which accounted for less than 0.1% of our revenue during this period.

As of March 31, 2006, we derive over 96%, or over 91% on a pro forma basis for the ARC Merger and the Recent Acquisitions, of our resident fees from private pay sources. Our resident fees are paid, on a monthly basis in advance, by residents, their families or other responsible parties, typically out of personal income, assets or other savings. As a result, economic downturns or changes in demographics, among other things, could impact our ability to charge and collect resident fees. Ancillary charges are billed in arrears.

Resident Fees.    We generate resident fee revenue on a monthly basis from each resident in each facility that we own and operate or lease and operate. The rates we charge are highly dependent on local market conditions and the competitive environment in which the facilities operate. Substantially all of our independent and assisted living residency agreements allow for adjustments in the monthly fee payable thereunder not less frequently than 12 or 13 months, or monthly, respectively, thereby enabling us to seek increases in monthly fees due to inflation, increased levels of care or other factors. Any such pricing increase would be subject to market and competitive conditions and could result in a decrease in occupancy in the facilities. In addition, regulations governing assisted living facilities in several states stipulate that each resident must have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, a majority of our assisted living resident agreements allow residents to terminate their agreements upon 0 to 30 days’ notice. Our independent living facilities generally allow residents to terminate their leases upon the need for a higher level of care not provided at the facility or death. Upon termination of a lease, the resident is usually obligated to pay rent for the lesser of 60 days after he or she vacates the unit or until the unit is rented by another resident.

On average, for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, we generated resident fees of approximately $3,116, $2,903, $2,991, $2,827 and $2,660 per unit/bed per month, respectively, and approximately $221.0 million, $174.1 million, $786.7 million, $657.3 million and $217.2 million, respectively, in resident fee revenue. The increases were attributable to the leasing of 15 properties from Ventas during the first half of 2004 and the integration of the Fortress CCRC Portfolio and Prudential Portfolios into our operations and increased revenue from the 347 facilities operated during both periods, which includes the lease-up of five facilities.

Entrance Fees.    In three of our CCRC facilities, independent living residents pay an entrance fee upon moving into the facility in addition to a monthly fee. We have two types of entrance fee arrangements, as described below.

In two of our facilities, a portion of the entrance fee is generally non-refundable and a portion is refundable. The non-refundable portion of the fee is initially recorded as deferred revenue and amortized to revenue over the estimated stay of the resident in the facility. The refundable portion of the fee is generally refundable upon the resale of the unit, or in certain agreements upon resale of a comparable unit or 12 months after the resident vacates the unit and is classified as current liabilities. Based on market conditions and resident preferences we periodically review our entrance fee arrangements to determine the amount of the fee and the allocation between the refundable and non-refundable portions.

In one facility the entrance fee is refundable to the resident pro rata over a 67-month period. Accordingly, the fee is amortized to revenue over 67 months.

For the three months ended March 31, 2006 and the year ended December 31, 2005 we received $2.1 million and $5.2 million of entrance fees and refunded $0.7 million and $2.7 million. We had no entrance fees prior to 2005. Of the amount received, $1.2 million is deferred and amortized and $30.7 million, including net obligations assumed in connection with the purchase, is refundable to the resident generally upon resale of the unit or a comparable unit.

Management Fees.    Management fees are monthly fees that we collect from owners of facilities for which we are the manager. Management fees typically range from 2.8% to 5.0% of the facility’s total gross revenues. All management fees are recognized as revenues when services are provided. For the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, we earned approximately $1.1 million $0.9 million, $3.9 million, $3.5 million and $5.4 million, respectively, in management fee revenue. Management fee revenues have declined since 2003 primarily due to the lease of the 14 facilities from Ventas during the quarter ended March 31, 2004, that were previously managed by us, partially offset by the additional nine facilities for which we took over management in August and December 2004.

The terms of our management agreements generally range from one to three years and can be cancelled by the property owners for cause, sale of the facility or upon 30 to 60 days’ notice at renewal.

Operating Expenses

We classify our operating expenses into the following categories: (i) facility operating expenses, which include labor, food, marketing and other direct facility expenses, insurance and real estate taxes; (ii) general and administrative expenses, which primarily include the cost to staff and maintain our corporate headquarters, our regional and divisional operating infrastructure and other overhead costs; (iii) facility lease payments; and (iv) depreciation and amortization.

Alterra Reorganization

In the second half of 2000, two issues emerged that had a materially adverse effect on Alterra’s liquidity. First, costs associated with operating Alterra’s residences, labor and liability insurance costs in particular, increased significantly in the second half of 2000. Labor costs increased due to an increase in demand for skilled nursing professionals and an overall low unemployment rate. The costs of obtaining liability insurance increased due to an increase in the number of professional liability claims. Second, due both to a generally unfavorable financing market for assisted living residences and the declining credit fundamentals at both the residence and corporate level, Alterra was unable to complete its anticipated financing transactions in 2000 and 2001. Declining credit fundamentals relates to a reduction in Alterra’s liquidity position and negative equity value caused by its inability to meet the projections in its business plan. These declining credit fundamentals and its assessment of future market conditions caused management to decide to reorganize its business under Chapter 11 (as discussed below). Throughout 2000 and 2001, Alterra sought to implement several strategic initiatives designed to strengthen its balance sheet and to enable management to focus on stabilizing and enhancing its core business operations. The principal components of these strategic initiatives included: (i) discontinuing its development activity; (ii) reducing its use of and reliance upon joint venture arrangements; (iii) reducing the amount of outstanding debt; and (iv) focusing on improving its cash flow.

On January 22, 2003, Alterra filed a voluntary petition with the Bankruptcy Court to reorganize under Chapter 11 of the Bankruptcy Code. Alterra believed that its Chapter 11 Filing was an appropriate and necessary step to conclude its reorganization initiatives commenced in 2001.

On November 26, 2003, the United States Bankruptcy Court for the District of Delaware entered an order confirming Alterra’s Second Amended Plan of Reorganization, or the Plan. Alterra executed an Agreement and Plan of Merger, or the Merger Agreement, with FEBC-ALT Investors pursuant to which FEBC-ALT Investors purchased 100% of the common stock of Alterra upon emergence from the Chapter 11 bankruptcy proceeding. FEBC-ALT Investors is a limited liability company with the following members: FIT-ALT Investor LLC, a fund managed by an affiliate of Fortress, or FIT-ALT Investor; Emeritus; NW Select; and certain members of our management. Prior to Alterra’s bankruptcy, there was no relationship between Alterra and Emeritus, NW Select or Fortress. However, Daniel R. Baty, an affiliate of Emeritus and NW Select, through his affiliates, participated in an investment in convertible debt of Alterra prior to the bankruptcy, which was expunged in the bankruptcy proceedings. Pursuant to the Merger Agreement, FEBC-ALT Investors was capitalized with $76.0 million, including (i) a $15.0 million senior loan to FEBC-ALT Investors from an affiliate of Fortress Investment Trust II, or FIT II, a private equity fund, and (ii) $61.0 million of aggregate equity contributions. FIT II provided approximately 75% of the equity investment to FEBC-ALT Investors and was entitled to appoint a majority of the directors of Alterra. Emeritus and NW Select provided the remaining equity capital to FEBC-ALT Investors and each was entitled to appoint one director. The merger consideration was used to fund (i) costs of Alterra’s bankruptcy and reorganization and to provide for the working capital and other cash needs of Alterra and (ii) a distribution to the unsecured creditors. In connection with the execution of the Merger Agreement, Emeritus and FIT II delivered a Payment Guaranty to Alterra pursuant to which Emeritus and FIT II guaranteed up to $6.9 million and $69.1 million, respectively, of the merger consideration.

Alterra emerged from bankruptcy on December 4, 2003, which we refer to as the Effective Date. Since FEBC-ALT Investors purchased Alterra in December 2003, a number of actions have been taken in an effort to resolve the issues which led to Alterra’s bankruptcy filing. These actions included, but were not limited to, (i) implementing the various strategic initiatives that were begun by management in 2000 and 2001 described above, (ii) selling or otherwise disposing of more than 200 facilities and vacant land parcels that either generated negative cash flow or were in non-strategic markets (with the proceeds from most of these sales being used to pay down existing debt or reduce other liabilities), and (iii) reducing recurring general and administrative expenses. We believe these initiatives have adequately addressed the problems that resulted in the bankruptcy.

Prior to the execution of the Merger Agreement, Alterra was a publicly traded company. Public holders of Alterra’s common stock prior to Alterra’s bankruptcy received no payment or equity interest in exchange for their common stock following the company’s emergence from bankruptcy.

Pursuant to the Merger Agreement, the maximum distribution to holders of unsecured claims was approximately $23.0 million (which includes payments pursuant to settlement agreements with holders of deficiency claims), which was to be adjusted pursuant to the Merger Agreement based on working capital and the cash requirements of the Plan through the Effective Date. Alterra has distributed all of the approximately $23.0 million. Certain liabilities deemed subject to compromise were subsequently repaid by Alterra, pursuant to the Plan.

The working capital settlement between Alterra and the committee of unsecured creditors was finalized and approved by the Bankruptcy Court on December 29, 2004, for a total fixed distributable amount of $2.5 million. Through December 31, 2005, $1.0 million has been distributed. Payment of the remaining $1.5 million distributable amount was made on March 14, 2006, when all unsecured claims were determined and liquidated.

On the Effective Date, Alterra adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position (SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. For financial reporting purposes, Alterra adopted the provisions of fresh start accounting effective December 1, 2003. In accordance with the principles of fresh start accounting, Alterra adjusted its assets and liabilities to their fair values as of December 1, 2003. Alterra’s reorganization value was determined to be equal to the cash amount paid for all of the outstanding common stock of post-bankruptcy Alterra plus the post-emergence liabilities existing at the reorganization date of December 4, 2003. To the extent the fair value of its tangible and identifiable intangible assets, net of liabilities, exceeded the reorganization value, the excess was recorded as a reduction of the amount allocated to property, plant and equipment and intangible assets.

Acquisitions and Dispositions

Our financial results are impacted by the timing, size and number of acquisitions, leases and sale-leasebacks we complete in a period. From January 2001 through March 31, 2006, the number of facilities we owned or leased increased by 46, which resulted in an increase of approximately 10,500 units/beds, for an aggregate purchase price or lease value of approximately $1.073 billion (including two facilities held for sale, which were sold at no gain or loss on July 1, 2005 and September 14, 2005 for $2.5 million and $9.0 million, respectively).

On June 30, 2006, we completed the acquisition of two facilities from AEW II Corporation for $37.8 million. We refer to these facilities in this prospectus as the ‘‘AEW-New Jersey Portfolio’’. The AEW-New Jersey Portfolio is located in New Jersey. Concurrent with the closing, we obtained $24.9 million of first mortgage financing bearing interest at LIBOR plus 1.65%, payable interest only through maturity in June 2009, with two one-year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The loan is combined with the financing of and is also secured by the Southland Portfolio.

On May 12, 2006, we entered into the ARC Merger Agreement. See ‘‘—Financial Developments — Effect of the American Retirement Corporation Transaction’’.

On May 1, 2006, we completed the acquisition of four owned senior living facilities with 262 units/beds located in Florida from Southland Suites for $24.0 million. We refer to these facilities in this prospectus as the ‘‘Southland Portfolio’’. On May 18, 2006, we obtained $16.1 million of first mortgage financing bearing interest at LIBOR plus 1.65%, payable interest only through maturity in June 2009, with two one-year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The loan is combined with the financing of and is also secured by the AEW-New Jersey Portfolio.

On April 28, 2006, we acquired five facilities with 813 units/beds for $179.5 million from AEW Capital Management. In connection with the acquisition, we obtained $124.5 million of first mortgage financing, bearing interest at LIBOR plus 1.50%, payable interest only through maturity in May 2009, with two one-year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The swap is accounted for as a cash flow hedge. On June 30, 2006, we closed on an interim agreement with an affiliate of AEW Capital Management to (i) loan approximately $12.4 million to the affiliate pending lender approval or our acquiring one additional facility from AEW and our assuming the outstanding mortgage loan related to the facility and (ii) take over the management of the facility. The loan is due the earlier of (i) June 30, 2007, or (ii) the date on which the facility lender approves the assumption of the existing mortgage loan by us. The loan bears interest in an amount equal to the facility's net cash flow (as defined) or the maximum permissible by law. For financial reporting purposes, we evaluated our relationship with the entity that owns the facility pursuant to FIN 46R and determined that the entity is a VIE and we are the primary beneficiary and accordingly will consolidate the entity as of June 30, 2006. We are also under contract with AEW Capital Management to purchase a skilled nursing component of one of the purchased facilities for an additional $9.5 million. The remainder of this transaction is expected to close during the third quarter of 2006 and is subject to customary closing conditions and possible multiple closings. We refer to these facilities in this prospectus, as the ‘‘AEW Portfolio’’. The AEW Portfolio is located in California, Ohio and Washington and is comprised of six independent living, assisted living and CCRC facilities with a total of 1,017 units/beds.

On April 7, 2006, we completed the acquisition of 41 leased senior living facilities from Southern Assisted Living Inc., or SALI, with 2,887 units/beds for $82.9 million. Also included in the transaction was one property managed by SALI for a third party with 155 independent and assisted living units/beds. We refer to these facilities in this prospectus as the ‘‘SALI Portfolio’’. The SALI Portfolio is located in North Carolina, South Carolina and Virginia.

On March 31, 2006, we completed the acquisition of seven senior living facilities, all of which are owned, with 1,077 units/beds from American Senior Living L.P. for an aggregate purchase price of $92.1 million. We refer to these facilities in this prospectus as the ‘‘Liberty Owned Portfolio’’. The Liberty Owned Portfolio is located in Florida, Georgia and Tennessee and consists of seven owned facilities. In connection with the acquisition, we obtained a $65.2 million first mortgage loan, bearing interest at a variable rate of LIBOR plus 1.75%, payable interest only through maturity in March 2011, and we entered into an interest rate swap to convert the loan from floating to fixed. The swap is recorded as a cash flow hedge. We are also under contract to acquire a skilled nursing component of one of the acquired facilities and an additional 11 leased senior living facilities from American Senior Living L.P. The transaction for the remaining facilities is expected to close in the third quarter of 2006 and is subject to customary closing conditions.

On March 28, 2006, we completed the acquisition of 17 assisted living facilities with 814 units/beds from The Wellington Group LLC for $79.5 million. We refer to these facilities in this prospectus as the ‘‘Wellington Portfolio’’. On January 11, 2006, we signed a definitive agreement to acquire 18 facilities; however, the agreement to acquire one facility was terminated. In connection with the acquisition we obtained $52.6 million of first mortgage financing bearing interest at a variable rate of LIBOR plus 1.70%, payable interest only through maturity in March 2009, with two-one year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The swap is accounted for as a cash flow hedge. The Wellington Portfolio is located in Alabama, Florida, Georgia, Mississippi, and Tennessee and consists of 13 owned and four leased facilities.

On February 28, 2006, we acquired two facilities with 114 units/beds in Orlando, Florida from Orlando Madison Ivy, LLC for an aggregate purchase price of $13.0 million. In connection with the acquisition, we obtained an $8.8 million first mortgage bearing interest at a variable rate of LIBOR plus 1.70% payable, interest only through maturity in December 2008, with two one-year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The swap is accounted for as a cash flow hedge.

On December 30, 2005, we acquired from Capstead Mortgage Corporation all of the outstanding stock of CMCP-Properties, Inc., or CMCP, which owns six senior living facilities that we previously leased with 1,394 units/beds that we operated since May 2002 under a long-term operating lease. We refer to these facilities in this prospectus as the ‘‘Chambrel Portfolio’’. In connection with the acquisition, the lease was terminated. We paid $57.5 million in cash to acquire all of the outstanding stock of CMCP, and assumed $119.8 million of debt and $5.2 million of working capital and cash and investments-restricted. In connection with the acquisition we obtained a $30.0 million first mortgage related to one facility that refinanced the existing $18.9 million first mortgage on that facility and we incurred a loss of $2.5 million in connection with the early extinguishment of debt. On April 14, 2006, we completed a $12.0 million financing secured by the Chambrel Portfolio, bearing interest at 6.56% and payable principal and interest until maturity in 2013.

On December 22, 2005, we acquired four facilities with 183 units/beds from Merrill Gardens for an aggregate purchase price of $16.5 million. We refer to these facilities in this prospectus as the ‘‘Merrill Gardens Portfolio’’. On November 30, 2005, we completed our acquisition of six facilities which we leased at the time with 237 units/beds from Omega Healthcare Investors, Inc., pursuant to our exercise of a purchase option, for an aggregate purchase price of $20.5 million. We refer to these facilities in this prospectus as the ‘‘Omega Portfolio’’ and the leases were terminated following the acquisition. The Merrill Gardens Portfolio and the Omega Portfolio acquisitions were financed in part by a $24.0 million of first mortgage financing bearing interest at a variable rate of LIBOR plus 1.70% and in part using a portion of the proceeds of our initial public offering.

During the fourth quarter of 2004, we completed a sale-leaseback with Provident Senior Living Trust, or Provident, whereby we sold 68 facilities with 6,819 units/beds to Provident for an aggregate sales price of $982.8 million and leased the facilities back through October 31, 2019 and December 31, 2019 with extension rights at our option. On June 7, 2005, Ventas announced that it had completed the acquisition of Provident pursuant to the terms of an Agreement and Plan of Merger, dated as of April 12, 2005, under which Provident was merged with and into a wholly-owned subsidiary of Ventas.

During the first quarter of 2004, the limited partnerships that owned 14 facilities in which our subsidiaries had general and limited partnership interests sold these facilities to affiliates of Ventas for an aggregate sales price of $114.6 million. Ventas also acquired another facility from a third party in a separate transaction. Simultaneously with such sales, certain of our subsidiaries entered into agreements to lease the 15 facilities (which included 2,215 units/beds) from Ventas pursuant to either a master lease or individual leases (collectively, the Ventas Leases).

Asset dispositions consist of facilities and land parcels previously identified during Alterra’s bankruptcy as non-core assets and facilities acquired in connection with the Fortress CCRC acquisition that have been classified as held for sale. For the years ended December 31, 2005, 2004 and 2003, we disposed of five, 13 and 9 facilities and land parcels that included 543, 790 and 551 units/beds, respectively.

Financial Developments

The following are certain changes in our financial results that have occurred or that we expect to occur in 2006 and beyond, as compared to our 2005 results.

As a new public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company related to corporate governance, Securities and Exchange Commission, or SEC, reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compliance with the various provisions of the Sarbanes-Oxley Act of 2002. In particular, we expect to incur significant incremental expenses associated with Sarbanes-Oxley Section 404 compliance documentation and remediation. In addition, as a New York Stock Exchange-listed company, we were required to establish an internal audit function, and did so, on an outsourced basis. As a result, we will incur additional cost associated with this function. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We expect the legal, accounting and other expenses that we will incur as a public company to result in general and administrative costs of approximately $4.1 million in 2006 and approximately $2.3 million thereafter on an annual basis. We expect to fund these additional costs using cash flows from operations and from financing activities such as this offering and additional indebtedness, including availability under our expected lines of credit.

As of March 31, 2006, our facilities were 90.2% occupied, or 91.5% on a pro forma basis for the ARC Merger and the Recent Acquisitions. We expect to maintain and increase these occupancy levels due to the projected demand for senior living services; however, there can be no assurance that we will maintain or increase this occupancy level or the resident fees we charge for our services. Due to the stable nature of our portfolio, we do not expect to add significant personnel to our facilities as occupancy increases; however, we are subject to wage and benefit cost increases as we strive to attract and retain skilled management and staff at our facilities. In addition, we are subject to increases in other operating expenses such as: real estate taxes, as the taxing authorities are under increasing pressure to raise revenues; utilities, as a result of the recent oil shortages and supply problems; and insurance costs.

General and administrative costs have increased primarily due to the inclusion of Alterra in our operations, effective December 1, 2003, and the increase in the number of facilities we own, lease and manage. During 2005, we purchased the Fortress CCRC Portfolio (eight facilities with 3,238 units/beds of which 817 are resident-owned cottages managed by us; we sold two of these facilities in the third quarter of 2005, one of which we continued to manage through January 2006), we purchased the Prudential Portfolio (nine facilities with 1,261 units/beds), we purchased the Chambrel Portfolio (six facilities with 1,394/beds) from Capstead that we previously leased, we purchased the Merrill Gardens Portfolio (four facilities with 183 units/beds) from Merrill Gardens, and we purchased the Omega Portfolio (six facilities with 237 units/beds) from Omega that we previously leased. During 2006, we purchased two facilities with 114 units/beds from Orlando Madison Ivy, LLC, we purchased the Wellington Portfolio (17 facilities with 814 units/beds), we purchased the Liberty Owned Portfolio (seven facilities with 1,077 units/beds), we purchased the SALI Portfolio (42 facilities with 3,042 units/beds), we purchased a portion of the AEW Portfolio (six facilities with 897 units/beds) and we purchased the AEW-New Jersey Portfolio (two facilities with 193 units/beds). These acquisitions, excluding the acquisitions from Capstead and Omega, required us to add incremental corporate staff to oversee these facilities, and we expect to incur similar incremental and general and administrative costs in the future as we acquire additional senior housing facilities.

Historically we have leased facilities under long-term leases. We intend to finance our future acquisitions primarily through a combination of traditional mortgage debt and equity and to reduce our use of sale-leaseback transactions. As a result, we expect the overall percentage of our revenues derived from our leased portfolio to decline. From a business standpoint, there is no fundamental difference in the way we manage the operations of our leased versus owned facilities, while from a financial standpoint, financing future acquisitions with traditional mortgage financing and equity is expected to generate more cash flow to distribute to our stockholders and the opportunity to generate additional proceeds from future refinancing opportunities.

Due to the fact that we are an acquisition-focused company, as we evaluate operating companies and facilities for potential acquisition, we incur costs both internally and for various third parties’ assistance, including in connection with due diligence, negotiation and structuring of these acquisitions. These third party costs are capitalized once the acquisition is deemed probable. If an acquisition is abandoned, these costs will be expensed. If the acquisition is consummated, these third party costs will be capitalized as a part of the total purchase price.

Effect of the American Retirement Corporation Transaction

On May 12, 2006, we entered into an Agreement and Plan of Merger, or the ARC Merger Agreement, with Beta Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company, or Merger Sub, and ARC, pursuant to which Merger Sub will be merged with and into ARC with ARC continuing as the surviving corporation and as a wholly-owned subsidiary of the Company. We refer to this transaction in this prospectus as the ‘‘ARC Merger’’.

Upon consummation of the ARC Merger, we will become the largest operator of senior living facilities in the United States based on total capacity. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we own, manage or lease over 530 facilities in 33 states and the ability to serve over 50,000 residents.

We will account for the acquisition of ARC common stock as a purchase and hence will record the assets and liabilities on our balance sheet at fair value. We will depreciate and amortize these tangible and intangible assets over the shorter of their estimated useful lives or lease terms, which we expect to be similar to the current estimated useful lives of our existing tangible and intangible assets. As a result, depreciation and amortization will increase significantly.

The ARC Merger is significantly larger than any acquisition that we have completed since the completion of our initial public offering in November 2005. ARC owns or leases and operates 83 senior living facilities in 19 states, with a unit capacity of approximately 16,100 unit/beds. Integrating these facilities into our current operations will be a significant undertaking, as our resident capacity will be increased by nearly 50%. To help facilitate the integration of the ARC facilities into our company, we entered into employment agreements, to take effect at the closing of the ARC Merger, with W.E. Sheriff, ARC's Chief Executive Officer, and the following other executive officers of ARC: Gregory B. Richard, George T. Hicks, Bryan D. Richardson, H. Todd Kaestner, and James T. Money, regarding their continued service with us following the consummation of the ARC Merger. Mr. Sheriff will become our co-Chief Executive Officer. We also expect to maintain an executive office in Nashville, Tennessee, as well as add over 10,800 employees, all of which will add significant costs. We will also incur a substantial amount of non-recurring integration costs with respect to the ARC Merger transaction that will be expensed primarily in 2006 and 2007.

As a result of the increased depreciation and amortization, additional general and administrative expenses, integration costs, lease expense and interest expense that we expect to incur upon consummation of the ARC Merger, we expect to generate losses after the closing of the ARC Merger.

Simultaneously with entering into the ARC Merger Agreement, in order to finance the ARC Merger, we entered into an Investment Agreement, or the Investment Agreement, with RIC Coinvestment Fund LP, or the Investor, a fund managed by an affiliate of Fortress. Under the terms of the Investment Agreement, the Investor has committed to purchase from us, at and simultaneously with the closing of the ARC Merger, up to $1.3 billion in aggregate of our common stock at a price of $36.93 per share. We intend to use a portion of the net proceeds from this offering together with the proceeds we expect to receive from the Investor pursuant to the Investment Agreement to consummate the ARC Merger.

In connection with the consummation of the ARC Merger, we expect to refinance certain ARC facilities, pursuant to which we expect to receive net cash proceeds of approximately $141.8 million.

In addition, under the New Credit Facility we have a $60.0 million letter of credit limit of which $59.4 million is outstanding as of the date of this prospectus. We expect to enter into a new credit agreement with a letter of credit limit to replace the existing agreement.

Results of Operations

Comparison of Three Months Ended March 31, 2006 to Three Months Ended March 31, 2005

The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of these items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our consolidated and combined financial statements and the notes thereto, which are included herein. Our results reflect the inclusion of the Fortress CCRC Portfolio (effective April 2005), the Prudential Portfolio (effective June/July 2005), the Merrill Gardens Portfolio (effective November 2005) the Omega Portfolio and Chambrel Portfolio (effective December 2005), two facilities in Orlando, Florida (effective February 2006), the Liberty Owned Portfolio and the Wellington Portfolio (effective March 2006) into our operations. We completed our formation transaction on September 30, 2005. Results prior to that date represent the combined operations of BLC, Alterra, the Fortress CCRC Portfolio and the Prudential Portfolio (together, the ‘‘Brookdale Facility Group’’ or the ‘‘Predecessor Company’’):

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
Statement of Operations Data:	2006	2005
Revenue
Resident fees:
Brookdale Living:
Less than 20% operating margin	$17,724	$3,492	$14,232	407.6%
20%–40% operating margin	31,253	27,192	4,061	14.9%
Greater than 40% operating margin	59,873	40,240	19,633	48.8%
Total	108,850	70,924	37,926	53.5%
Alterra:
Less than 20% operating margin	13,737	15,098	(1,361)	(9.0%)
20%–40% operating margin	46,570	48,804	(2,234)	(4.6%)
Greater than 40% operating margin	51,879	39,286	12,593	32.1%
Total	112,186	103,188	8,998	8.7%
Total resident fees	221,036	174,112	46,924	27.0%
Management fees	1,147	871	276	31.7%
Total revenue	222,183	174,983	47,200	27.0%
Expenses
Facility operating:
Brookdale Living:
Less than 20% operating margin	14,362	3,069	11,293	368.0%
20%–40% operating margin	21,123	18,425	2,698	14.6%
Greater than 40% operating margin	29,629	20,583	9,046	43.9%
Total	65,114	42,077	23,037	54.7%
Alterra:
Less than 20% operating margin	12,492	13,956	(1,464)	(10.5%)
20%–40% operating margin	31,553	32,961	(1,408)	(4.3%)
Greater than 40% operating margin	27,786	21,355	6,431	30.1%
Total	71,831	68,272	3,559	5.2%
Total facility operating expenses	136,945	110,349	26,596	24.1%
Lease expense	45,734	46,502	(768)	(1.7%)
General and administrative	21,085	11,658	9,427	80.9%
Depreciation and amortization	22,299	5,173	17,126	331.1%
Total operating expenses	226,063	173,682	52,381	30.2%
Income (loss) from operations	(3,880)	1,301	(5,181)	(398.2%)
Interest income	1,052	696	356	51.1%
Interest expense:
Debt	(13,690)	(9,125)	(4,565)	(50.0%)
Amortization of deferred financing costs	(703)	(423)	(280)	(66.2%)
Change in fair value of derivatives	(101)	4,062	(4,163)	(102.5%)
Loss on extinguishment of debt	(1,334)	(453)	(881)	(194.5%)
Equity in earnings (loss) of unconsolidated ventures, net of minority interests	(168)	(187)	19	10.2%
Loss before income taxes	(18,824)	(4,129)	(14,695)	(355.9%)
(Provision) benefit for income taxes	(386)	(166)	(220)	(132.5%)
Income loss before minority interest	(19,210)	(4,295)	(14,915)	(347.3%)
Minority interest	(116)	2,532	(2,648)	(104.6%)
Income (loss) before discontinued operations	(19,326)	(1,763)	(17,563)	(996.2%)
Discontinued operations	—	(35)	35	100.0%

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
Statement of Operations Data:	2006	2005
Net loss	$(19,326)	$(1,798)	$(17,528)	(974.9%)
Selected Operating and Other Data:
Number of facilities (at end of period)	403	366	37	10.1%
Total units/beds operated(1)	30,770	26,109	4,661	17.9%
Owned/leased facilities units/beds	28,806	22,541	6,265	27.8%
Owned/leased facilities occupancy rate:
Period end	89.7%	89.0%	0.7%	0.8%
Weighted average	89.5%	89.1%	0.4%	0.4%
Average monthly revenue per unit/beds(2)	$3,116	$2,903	213	7.3%
Selected Segment Operating and Other Data
Brookdale Living:
Number of Facilities (period end)	69	49	20	40.8%
Total Units/beds	14,497	9,477	5,020	53.0%
Occupancy Rate:
Period end	90.8%	92.8%	(2.0%)	(2.2%)
Weighted average	90.9%	92.7%	(1.8%)	(1.9%)
Average monthly rate per unit/bed(2)	$2,969	$2,724	$245	9.0%
Alterra:
Number of Facilities (period end)	324	299	25	8.4%
Total Units/beds	14,309	13,064	1,245	9.5%
Occupancy Rate
Period end	88.6%	86.2%	2.4%	2.8%
Weighted average	88.2%	86.6%	1.6%	1.8%
Average monthly rate per unit/bed(2)	$3,191	$3,041	$150	4.9%
Managed:
Number of Facilities (period end)	10	18	(8)	(44.4%)
Total Units/beds	1,964	3,568	(1,604)	(45.0%)
Occupancy Rate(3):
Period end	92.7%	82.3%	10.4%	12.6%
Weighted average	92.0%	82.7%	9.3%	11.2%
Average monthly rate per unit/beds(2)	$2,381	$2,350	$31	1.3%

(1)	Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(2)	Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented.

(3)	Includes facilities managed by us, but excludes Town Village Oklahoma City, which is under development and was sold January, 2006.

Revenues

Total revenues increased primarily due to increased resident fees of approximately $46.9 million, or 27.0% and an increase in management fees of $0.3 million, or 31.7%.

Resident fee revenue

Resident fees increased by approximately $10.6 million, or 6.4%, at the facilities we operated during both periods, which excludes the lease-up of four facilities. The remaining increase in resident fee revenue was primarily due to the addition of the Fortress CCRC Portfolio, the Prudential Portfolio, the Merrill Gardens Portfolio, two facilities located in Orlando, Florida, the Liberty Owned Portfolio and the Wellington Portfolio into our operations effective April, June/July, December 2005 and February and March 2006, respectively.

Brookdale Living revenue increased $37.9 million, or 53.5%, primarily due to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively. The Prudential Portfolio and the Fortress CCRC Portfolio had lower occupancies at the acquisition, which resulted in 1.8% decline in average occupancy. The Prudential Portfolio had higher average monthly rates, which were partially offset by the Fortress CCRC Portfolio’s average rate as the independent living units/beds at three facilities charge an entrance fee, which is deferred and amortized over the expected stay of the resident.

Alterra revenue increased $9.0 million, or 8.7%, primarily due to the addition of the Merrill Gardens Portfolio and the Wellington Portfolio, a 1.8% increase in average occupancy and a 4.9% increase in average monthly rent per unit/bed.

Management fee revenue

Management fee revenue increased over this period primarily due to termination fees of $0.2 million received in connection with the third party owner’s sale of four facilities during the three months ended March 31, 2006.

Operating Expenses

The increase in total operating expenses was attributable to the following: (i) facility operating expenses increased $26.6 million, or 24.1%; (ii) general and administrative expenses increased $9.4 million, or 80.9%; and (iii) depreciation and amortization expenses increased $17.1 million, or 331.1% offset by a decrease in lease expense of $0.8 million, or 1.7%.

Explanations of significant variances noted in individual line-item expenses for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005 are as follows:

•	Of our increased facility operating expenses, $2.0 million, or 1.8% of the increase was attributable to the facilities we operated during both periods, which excludes the lease up of four facilities. The remaining increase was primarily due to the addition of the Fortress CCRC Portfolio, the Prudential Portfolio and the Merrill Gardens Portfolio into our operations effective April, June/July, and December 2005, respectively.

Brookdale Living facility operating expenses increased $23.0 million, or 54.7%, primarily due to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively. The balance was primarily due to increases in salaries, wages and benefits.

Alterra facility operating expenses increased $3.6 million, or 5.2%, primarily due to the Merrill Gardens acquisition and increased salaries, wages and benefits as a result of increased occupancy and level of care provided to residents.

•	General and administrative expenses increased $9.4 million, or 80.9%, primarily as a result of $3.0 million of non-recurring costs, non-cash compensation expense of $3.0 million as a result of our adoption of SFAS No. 123R, an increase in salaries, wages and benefits, an increase in the number of employees in anticipation of and in connection with the acquisitions. General and administrative expense as a percentage of total revenue, including revenue generated by the facilities we manage was 6.4% and 6.0% for the three months ended March 31, 2006 and 2005, respectively, calculated as follows:

	Three Months Ended March 31,
	2006	2005
Combined resident fee revenues	$221,036	$174,112
Resident fee revenues under management	12,909	19,734
Total	$233,945	$193,846
General and administrative expenses (excluding merger and integration expenses and non-cash stock compensation expense totaling $6.0 million in 2006)	$15,060	$11,658
General and administrative expenses as of % of total revenues	6.4%	6.0%

•	Lease expense decreased by $0.8 million, or 1.7%, primarily due to the acquisition of the Omega and Chambrel Portfolios in December 2005, which were previously leased by us and includes $5.3 million of additional straight-line rent expense, partially offset by $1.1 million of additional deferred gain amortization.

•	Total depreciation and amortization expense increased by $17.1 million, or 331.1%, primarily due to the step-up in minority interest recorded in connection with the initial public offering, increased capital expenditures and leasehold improvements and the addition of the Fortress CCRC, Prudential, Omega and Chambrel Portfolio acquisitions.

•	Interest income increased $0.4 million, or 51.1%, primarily due to an increase in cash and cash equivalents invested from our initial public offering and cash flow from operations.

•	Interest expense increased $9.0 million, or 164.2%, primarily due to additional debt in connection with our acquisitions and the change in the fair value liability of the interest rate swaps from the three months ended March 31, 2006 and 2005.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of these items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our consolidated and combined financial statements and the notes thereto, which are included herein. Our results reflect the inclusion of the Fortress CCRC, Prudential, Chambrel, Omega and Merrill Gardens Portfolios into our operations effective April, June/July, November and December 2005, respectively. Brookdale Senior Living Inc. completed its formation transaction on September 30, 2005. Results prior to that date represent the combined operations of Brookdale Facility Group. The three months ended December 31, 2005 and the nine months ended September 30, 2005, have been aggregated for the year ended December 31, 2005 presentation ($ in 000’s):

Statement of Operations Data:	For Period October 1, 2005 to December 31, 2005	For the Period January 1, 2005 to September 30, 2005	2005	2004	Increase (Decrease)	% Increase (Decrease)
Revenue
Resident fees:
Brookdale Living:
Less than 20% operating margin	$13,685	$29,903	$43,588	$17,475	$26,113	149.4%
20%–40% operating margin	30,299	102,269	132,568	86,290	46,278	53.6%
Greater than 40% operating margin	60,251	129,228	189,479	159,844	29,635	18.5%
Total	104,235	261,400	365,635	263,609	102,026	38.7%
Alterra:
Less than 20% operating margin	7,904	38,773	46,677	52,267	(5,590)	(10.7%)
20%–40% operating margin	38,045	153,973	192,018	179,857	12,161	6.8%
Greater than 40% operating margin	61,676	120,709	182,385	161,594	20,791	12.9%
Total	107,625	313,455	421,080	393,718	27,362	6.9%
Total resident fees	211,860	574,855	786,715	657,327	129,388	19.7%
Management fees	1,187	2,675	3,862	3,545	317	8.9%
Total revenue	213,047	577,530	790,577	660,872	129,705	19.6%

Statement of Operations Data:	For Period October 1, 2005 to December 31, 2005	For the Period January 1, 2005 to September 30, 2005	2005	2004	Increase (Decrease)	% Increase (Decrease)
Expenses
Facility operating:
Brookdale Living:
Less than 20% operating margin	11,826	26,176	38,002	15,225	22,777	149.6%
20%–40% operating margin	20,560	69,778	90,338	59,682	30,656	51.4%
Greater than 40% operating margin	29,598	65,423	95,021	83,737	11,284	13.5%
Total	61,984	161,377	223,361	158,644	64,717	40.8%
Alterra:
Less than 20% operating margin	7,219	34,999	42,218	46,593	(4,375)	(9.4%)
20%–40% operating margin	25,974	104,190	130,164	122,060	8,104	6.6%
Greater than 40% operating margin	31,928	66,216	98,144	87,872	10,272	11.7%
Total	65,121	205,405	270,526	256,525	14,001	5.5%
Total facility operating expenses	127,105	366,782	493,887	415,169	78,718	19.0%
Lease expense	48,487	140,852	189,339	99,997	89,342	89.3%
General and administrative	27,690	54,006	81,696	43,640	38,056	87.2%
Depreciation and amortization	19,022	30,861	49,883	52,307	(2,424)	(4.6%)
Total operating expenses	222,304	592,501	814,805	611,113	203,692	33.3%
Income from operations	(9,257)	(14,971)	(24,228)	49,759	(73,987)	(148.7%)
Interest income	1,588	2,200	3,788	637	3,151	494.7%
Interest expense: Debt	(12,809)	(33,439)	(46,248)	(63,634)	17,386	(27.3%)
Change in fair value of derivatives	(88)	4,080	3,992	3,176	816	25.7%
Gain on extinguishment of debt	(3,543)	(453)	(3,996)	1,051	(5,047)	(480.2%)
Equity in earnings (loss) of unconsolidated ventures, net of minority interests	(197)	(641)	(838)	(931)	93	(10.0%)
Other	—	—	—	(114)	114	N/A
Loss before income taxes	(24,306)	(43,224)	(67,530)	(10,056)	(57,474)	571.5%
(Provision) benefit for income taxes	(150)	247	97	(11,111)	11,208	(100.9%)
Income loss before minority interest	(24,456)	(42,977)	(67,433)	(21,167)	(46,266)	(218.6%)
Minority interest	—	16,575	16,575	11,734	4,841	41.3%
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	(24,456)	(26,402)	(50,858)	(9,433)	(41,425)	(439.1%)
Discontinued operations	—	(128)	(128)	(361)	233	64.5%
Net loss	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(41,192)	(420.6%)
Selected Operating and Other Data:
Number of facilities (at end of period).	383	380	383	367	16	4.4%
Total units/beds operated(1)	30,055	30,048	30,055	26,208	3,847	14.7%

Statement of Operations Data:	For Period October 1, 2005 to December 31, 2005	For the Period January 1, 2005 to September 30, 2005	2005	2004	Increase (Decrease)	% Increase (Decrease)
Owned/leased facilities units/beds	26,805	26,618	26,805	22,540	4,265	18.9%
Owned/leased facilities occupancy rate:
Period end	89.8%	88.9%	89.6%	89.4%	0.2%	0.0%
Weighted average	89.4%	88.5%	88.9%	87.4%	1.5%	1.7%
Average monthly revenue per unit/beds(2)	$3,062	$2,972	$2,991	$2,827	164	5.8%
Selected Segment Operating and Other Data
Brookdale Living:
Number of Facilities (period end)	64	64	64	49	15	30.6%
Total Units/beds	13,554	13,554	13,554	9,476	4,078	43.0%
Occupancy Rate:
Period end	91.0%	90.3%	91.0%	92.8%	(1.8%)	(1.9%)
Weighted average	90.9%	91.1%	91.0%	91.5%	(0.5%)	(0.1%)
Average monthly rate per unit/bed(2)	$3,002	$2,857	$2,887	$2,655	$232	8.7%
Alterra:
Number of Facilities (period end)	303	299	303	299	4	1.3%
Total Units/beds	13,251	13,064	13,251	13,064	187	1.4%
Occupancy Rate Period end	88.2%	87.5%	88.2%	86.9%	1.3%	1.5%
Weighted average	88.0%	86.7%	87.2%	84.4%	2.8%	3.3%
Average monthly rate per unit/bed(2)	$3,122	$3,076	$3,088	$2,976	$112	3.8%
Managed:
Number of Facilities (period end)	16	17	16	19	(3)	(15.8%)
Total Units/beds	3,250	3,430	3,250	3,668	(418)	(11.4%)
Occupancy Rate(3):
Period end	88.4%	89.9%	88.4%	79.8%	8.6%	10.8%
Weighted average	87.5%	89.7%	84.5%	84.6%	(0.1%)	0.0%
Average monthly rate per unit/beds(2)	$2,246	$2,286	$2,225	$2,581	$(356)	(13.8%)

(1)	Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(2)	Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented.

(3)	Includes facilities managed by us, but excludes Town Village Oklahoma City, which is under development and was sold January, 2006.

Revenues

Total revenues increased primarily due to increased resident fees of approximately $129.4 million, or 19.7% and an increase in management fees of $0.3 million, or 8.9%.

Resident fee revenue

Resident fees increased by approximately $39.0 million, or 5.9%, at the 347 facilities we operated during both periods, which includes the lease-up of four facilities. The remaining increase in resident fee revenue was primarily due to the addition of the Fortress CCRC Portfolio, the Prudential Portfolio and the Merrill Gardens Portfolio into our operations effective April, June/July, and December 2005, respectively.

Brookdale Living revenue increased $102.0 million, or 38.7%, primarily due to the addition of the Fortress CCRC Portfolio, the Prudential Portfolio and the Merrill Gardens Portfolio into our operations effective April, June/July and December 2005, respectively, and the 15 facilities leased from Ventas in January through March and May 2004. The inclusion of these facilities offset increases in occupancy and average rate for the 34 facilities operated in the same period in the prior year. The Fortress CCRC Portfolio has a lower average rate as the independent living units/beds at three facilities charge an entrance fee, which is deferred and amortized over the expected stay of the resident.

Alterra revenue increased $27.4 million, or 6.9%, primarily due to a 2.8% increase in average occupancy and a 3.8% increase in average monthly rent per unit/bed.

Management fee revenue

Management fee revenue increased over this period primarily due to the addition of nine new management agreements entered during the second half of 2004 and an early termination fee of $0.3 million received relating to a facility we no longer manage due to its sale, offset by the 14 properties leased from Ventas that were previously managed by us for a portion of the first quarter of 2004.

Operating Expenses

The increase in total operating expenses was attributable to the following: (i) facility operating expenses increased $78.7 million, or 19.0%; (ii) general and administrative expenses increased $38.1 million, or 87.2%; (iii) lease expenses increased $89.3 million, or 89.3%; and (iv) depreciation and amortization expenses decreased $2.4 million, or 4.6%.

Explanations of significant variances noted in individual line-item expenses for the year ended December 31, 2005 as compared to the year ended December 31, 2004 are as follows:

•	Of our increased facility operating expenses, $11.4 million, or 14.5% of the increase, was attributable to the 347 facilities we operated during both periods. The remaining increase was primarily due to increases in salaries, wages and benefits, the operations from the 15 facilities that we leased from Ventas, and the addition of the Fortress CCRC Portfolio, the Prudential Portfolio and Merrill Gardens Portfolio into our operations effective April, June/July, and December 2005, respectively.

Brookdale Living Facility operating expenses increased $64.7 million, or 40.8%, primarily due to the addition of the Fortress CCRC Portfolio and the Prudential Portfolio into our operations effective April and June/July 2005, respectively. The balance was primarily due to increases in salaries, wages and benefits.

Alterra Facility operating expenses increased $14.0 million, or 5.5%, primarily due to increased salaries, wages and benefits as a result of increased occupancy and level of care provided to residents and net of a non-cash benefit of $4.7 million related to the reversal of an accrual established in connection with Alterra’s emergence from bankruptcy in December 2003.

•	General and administrative expenses increased $38.1 million, or 87.2%, primarily as a result of the $12.5 million of merger and integration costs in connection with our formation in September 2005, which includes $6.6 million of bonuses to reimburse key management for their Federal and state income taxes in connection with our restricted stock grant, non-cash compensation expense of $22.7 million as a result of the restricted stock grant and our adoption of SFAS No. 123R, an increase in salaries, wages and benefits, an increase in the number of employees in anticipation of and in connection with the addition of nine new management agreements and the addition of the Fortress CCRC Portfolio, the Prudential Portfolio and the Merrill Gardens Portfolio into our operations effective April, June/July and December 2005, respectively. General and administrative expense as a percentage of total revenue, including revenue generated by the facilities we manage was 5.4% and 6.0% for the years ended December 31, 2005 and 2004, respectively, calculated as follows ($ in 000’s):

	Year Ended December 31,
	2005	2004
Combined resident fee revenues	$786,715	$657,327
Resident fee revenues under management	77,375	64,191
Total	$864,090	$721,518
General and administrative expenses (excluding merger and integration expenses, non-cash stock compensation expense and bonuses in connection with the restricted stock grant totaling $35.2 million in 2005)	$46,504	$43,640
General and administrative expenses as of % of total revenues	5.4%	6.0%

•	Lease expense increased $89.3 million, or 89.3%, primarily due the addition of 15 operating leases executed during the first half of 2004 for the Ventas facilities, and the addition of 68 operating leases executed during the fourth quarter 2004 for the Provident facilities, including $23.8 million of additional straight-line rent expense, partially offset by $7.9 million of additional deferred gain amortization.

•	Total depreciation and amortization expense decreased by $2.4 million, or 4.6%, primarily due to sale-leaseback arrangements entered into with respect to the 68 facilities sold and leased back from Provident in the fourth quarter of 2004 and fully depreciated lease intangibles as of December 31, 2004 from the five Variable Interest Entities, or VIE’s consolidated as of December 31, 2003, partially offset by increased depreciation and amortization on the step-up in minority interest recorded in connection with the initial public offering, increased capital expenditures and leasehold improvements and the addition of the Fortress CCRC Portfolio, the Prudential Portfolio and the Merrill Gardens Portfolio into our operations effective April, June/July and December 2005, respectively.

•	Interest income increased $3.2 million, or 494.7%, primarily due to an increase in cash and cash equivalents invested from our initial public offering, Provident transaction proceeds, and increased lease security deposits.

•	Interest expense decreased $18.2 million, or 30.1%, primarily due to approximately $433.6 million of our debt that was assumed by Provident or repaid using proceeds from the sale-leaseback arrangements in the fourth quarter of 2004, partially offset by the addition of the Fortress CCRC Portfolio, the Prudential Portfolio and the Merrill Gardens Portfolio into our operations effective April, June/July and December 2005, respectively, and increased interest rates on floating-rate debt. This increase was partially offset by a $0.8 million decrease in the fair value liability of the interest rate swaps from December 31, 2004 to December 31, 2005.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

The following table sets forth, for the periods indicated, statement of operations items and the amount and percentage of increase or decrease of these items. The results of operations for any particular period are not necessarily indicative of results for any future period. The following data should be read in conjunction with our combined financial statements and the notes thereto, which are included herein ($ in 000’s). Our results reflect the inclusion of Alterra in our operations effective December 1, 2003.

			Increase (Decrease)	% Increase (Decrease)
	2004	2003
Statement of Operations Data:
Revenue
Resident fees:
Brookdale Living:
Less than 20% operating margin	$17,475	$6,719	$10,756	160.1%
20%–40% operating margin	86,290	67,879	18,411	27.1%
Greater than 40% operating margin	159,844	109,836	50,008	45.5%
Total	263,609	184,434	79,175	42.9%
Alterra:
Less than 20% operating margin	52,267	5,744	46,523	809.9%
20%–40% operating margin	179,857	15,814	164,043	1,037.3%
Greater than 40% operating margin	161,594	11,224	150,370	1,339.7%
Total	393,718	32,782	360,936	1,101.0%
Total resident fees	657,327	217,216	440,111	202.6%
Management fees	3,545	5,368	(1,823)	(34.0)%
Total revenues	660,872	222,584	438,288	196.9%
Expenses
Facility operating:
Brookdale Living:
Less than 20% operating margin	15,225	6,381	8,844	138.6%
20%–40% operating margin	59,682	47,227	12,455	26.4%
Greater than 40% operating margin	83,737	56,821	26,916	47.4%
Total	158,644	110,429	48,215	43.7%
Alterra:
Less than 20% operating margin	46,593	5,452	41,141	754.6%
20%–40% operating margin	122,060	11,013	111,047	1,008.3%
Greater than 40% operating margin	87,872	6,225	81,647	1,311.6%
Total	256,525	22,690	233,835	1,030.6%
Total facility operating expenses	415,169	133,119	282,050	211.9%
Lease expense	99,997	30,744	69,253	225.3%
General and administrative	43,640	15,997	27,643	172.8%
Depreciation and amortization	52,307	22,480	29,827	132.7%
Total operating expenses	611,113	202,340	408,773	202.0%
Income from operations	49,759	20,244	29,515	145.8%
Interest income	637	14,037	(13,400)	(95.5)%
Interest expense:
Debt	(63,634)	(25,106)	(38,528)	(153.5)%
Change in fair value of derivatives	3,176	—	3,176	N/A
Loss from sale of properties	—	(24,513)	24,513	100.0%
Gain on extinguishment of debt	1,051	12,511	(11,460)	(91.6)%
Equity in earnings (loss) of unconsolidated ventures, net of minority interests	(931)	318	(1,249)	(392.8)%
Other	(114)	—	(114)	N/A
Loss before income taxes	(10,056)	(2,509)	(7,547)	(300.8)%
(Provision) benefit for income taxes	(11,111)	(139)	(10,972)	(7,893.5)%
Income (loss) before minority interest	(21,167)	(2,648)	(18,519)	(699.4%)
Minority interest	11,734	1,284	10,450	813.9%

			Increase (Decrease)	% Increase (Decrease)
	2004	2003
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	(9,433)	(1,364)	(8,069)	(591.6)%
Discontinued operations	(361)	(322)	(39)	(12.1%)
Cumulative effect of change in accounting principle, net of income taxes of $4,460	—	(7,277)	7,277	100.0%
Net loss	$(9,794)	$(8,963)	$(831)	(9.3)%
Selected Operating and Other Data:
Number of facilities (at end of period)	367	359	8	2.2%
Total units/beds operated(1)	26,208	24,423	1,785	7.3%
Owned/leased facilities units/beds	22,540	20,324	2,216	10.9%
Owned/leased facilities occupancy rate:
Period end	89.4%	87.5%	1.9%	2.2%
Weighted average	87.4%	88.0%	(0.6)%	(0.7)%
Average monthly revenue per unit/beds(2)	$2,827	$2,660	$167	6.3%
Selected Segment Operating and Other Data
Brookdale Living:
Number of Facilities (period end)	49	34	15	44.1%
Total Units/beds	9,476	7,260	2,216	30.5%
Occupancy Rate
Period end	92.8%	89.7%	3.1%	3.5%
Weighted average	91.5%	91.8%	(0.3)%	—
Average monthly rate per unit/bed(2)	$2,655	$2,720	$(65)	(2.4)%
Alterra:
Number of Facilities (period end)	299	299	n/a	n/a
Total Units/beds	13,064	13,064	n/a	n/a
Occupancy Rate
Period end	86.9%	85.4%	1.5%	1.8%
Weighted average	84.4%	86.4%	(2.0)%	(2.3)%
Average monthly rate per unit/bed(2)	$2,976	$2,848	$128	4.5%
Managed:
Number of Facilities (period end)	19	26	(7)	(26.9)%
Total Units/beds	3,668	4,099	(431)	(10.5)%
Occupancy Rate(3)
Period end	79.8%	89.2%	(9.4)%	(10.5)%
Weighted average	84.6%	83.6%	1.0%	1.2%
Average monthly rate per unit/bed(2)	$2,581	$2,263	$318	14.1%

(1)	Total units/beds operated represent the total units/beds operated as of the end of the period. Occupancy rate is calculated by dividing total occupied units/beds by total units/beds operated as of the end of the period.

(2)	Average monthly revenue per unit/bed represents the average of the total monthly revenues divided by occupied units/beds at the end of the period averaged over the respective period presented.

(3)	Includes facilities managed by us, but excludes Town Village Oklahoma City, which is currently under development.

Revenues

Total revenues increased primarily due to increased resident fees of $440.1 million, or 202.6%, the inclusion of Alterra into our operations for a full year following the Effective Date in December 2003, leasing of the 15 Ventas facilities in the first half of 2004 (14 of which were leased in the three months ended March 31, 2004 and one of which was leased on May 13, 2004), partially offset by a decrease in management fee revenue of $1.8 million, or 34.0%.

Resident fee revenue

Resident fees increased by $11.6 million, or 6.5%, at the 29 facilities we operated during both periods. The remaining increase was primarily due to the addition of Alterra into our operations for a full year following the Effective Date, the consolidation of the five facilities as of December 31, 2003 developed and managed by us pursuant to revised Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (‘‘FIN 46R’’) and an increase in resident fees resulting from the 15 facilities leased from Ventas in the first half of 2004.

Brookdale Living revenue increased $79.2 million, or 42.9%, primarily due to the consolidation of the five facilities developed and managed by us pursuant to FIN 46R and the 15 facilities leased from Ventas in the first half of 2004.

Alterra revenue increased $360.9 million, or 1,101.0%, due to the addition of Alterra in our results effective December 1, 2003.

Management fee revenue

Management fee revenue decreased over this period primarily due to the 14 properties leased from Ventas that were previously managed by us, partially offset by the additional nine facilities (which include 1,915 units/beds) for which we took over management in August and December 2004, and consolidation of five facilities developed and managed by us pursuant to FIN 46R at December 31, 2003.

Operating Expenses

The increase in total operating expenses was attributable to the following: (i) facility operating expenses increased $282.1 million, or 211.9%; (ii) general and administrative expenses increased $27.6 million, or 172.8%; (iii) lease expenses increased $69.3 million, or 225.3%; and (iv) depreciation and amortization expenses increased $29.8 million, or 132.7%.

Explanations of significant variances noted in individual line-item expenses for the year ended December 31, 2004 as compared to the year ended December 31, 2003 are as follows:

•	Of our increased facility operating expenses, $4.6 million, or 1.6% of the increase, was attributable to the 29 facilities we operated during both periods. The remaining increase was primarily a result of the inclusion of Alterra into our operations for a full year following the Effective Date in December 2003, the consolidation of the five facilities pursuant to FIN 46R developed and managed by us and expenses associated with operating an additional 15 facilities leased from Ventas in the first half of 2004.

Brookdale Living Facility operating expenses increased $48.2 million, or 43.7%, primarily due to the consolidation of the five facilities developed and managed by us pursuant to FIN 46R and the 15 facilities leased from Ventas in the first half of 2004.

Alterra Facility operating expenses increased $233.8 million, or 1,030.6%, due to the inclusion of Alterra in our results, effective December 1, 2003.

•	General and administrative expenses increased $27.6 million, or 172.8%, primarily as a result of the inclusion of Alterra into our operations for a full year following the Effective Date in December 2003, and an increase in salaries, wages and number of personnel (due to wage and salary increases and an additional nine properties we managed during the second half of 2004). General and administrative expense as a percentage of total revenue, including revenue generated by the facilities we manage was 6.0% and 4.9% for the years ended December 31, 2004 and 2003, respectively, calculated as follows ($ in 000’s):

	Year Ended December 31,
	2004	2003
Combined resident fee revenues	$657,327	$217,216
Resident fee revenues under management	64,191	108,320
Total	$721,518	$325,536
General and administrative expenses	$43,640	$15,997
General and administrative expenses as of % of total revenues	6.0%	4.9%

•	Lease expense increased $69.3 million, or 225.3%, primarily due to lease expense associated with a full year’s operation of Alterra following the Effective Date in December 2003, the addition of 15 operating leases executed during the first half of 2004 for the Ventas facilities, and the addition of 68 operating leases executed during the fourth quarter 2004 for the Provident facilities, including $3.5 million of additional straight-line rent expense, partially offset by $1.7 million of additional deferred gain amortization.

•	Total depreciation and amortization expense increased by $29.8 million, or 132.7%, primarily due to depreciation and amortization on Alterra’s owned facilities, taking into account a full year’s operation of Alterra following the Effective Date in December 2003, capital additions (including capital additions from 15 additional facilities leased from Ventas in 2004); the purchase of 15 facilities previously leased by us and the consolidation of five facilities pursuant to FIN 46R developed and managed by us at December 31, 2003.

•	Interest income decreased $13.4 million, or 95.5%, primarily due to the reduction in lease security deposits resulting from the purchase of 15 facilities in 2003 and one facility in 2002 that were previously leased by us.

•	Interest expense increased $35.4 million, or 140.8%, primarily due to the cost of servicing Alterra’s debt obligations for a full year following the Effective Date in December 2003, five facilities consolidated at December 31, 2003, pursuant to FIN 46R, and interest expense from 15 facilities purchased in 2003 and one facility purchased in 2002 that were previously leased by us. This increase was partially offset by a $3.2 million decrease in the fair value liability of the interest rate swaps from December 31, 2003 to December 31, 2004.

Liquidity and Capital Resources

We had $94.1 million of cash and cash equivalents at March 31, 2006, excluding cash and investments—restricted and lease security deposits of $69.3 million. In addition, we had $20.0 million available under the revolving credit loan under the New Credit Facility. See ‘‘New Credit Facility’’ for a detailed description.

As discussed below, we had a net increase in cash and cash equivalents of $16.4 million for the three months ended March 31, 2006.

Net cash provided by (used in) operating activities was $12.1 million and $(4.4) million for the three months ended March 31, 2006 and 2005, respectively. The increase of $16.5 million was primarily due to recent acquisitions and the decrease in lease expense as a result of Omega Portfolio and Chambrel Portfolio, which were acquired in the fourth quarter of 2005. Changes in current assets and current liabilities primarily relate to the timing of collections of resident fees and payment of operating expenses, including salaries and wages, real estate taxes and insurance.

Net cash (used in) investing activities was $(186.0) million and $(1.8) million for the three months ended March 31, 2006 and 2005, respectively. During the three months ended March 31, 2006 we used $197.9 million to purchase two facilities in Orlando, Florida, the Liberty Owned Portfolio and the Wellington Portfolio, respectively, and to fund capital improvements at our existing facilities.

Net cash provided by (used in) financing activities was $190.3 million and $(4.6) million for the three months ended March 31, 2006 and 2005, respectively. During the three months ended March 31, 2006,

we received $214.8 million of net proceeds from debt primarily as a result of the debt incurred in connection with our acquisitions and draws on our line of credit to fund a portion of the equity required for these acquisitions and the acquisition of the SALI Portfolio that closed on April 7, 2006, partially offset by the repayment of $3.9 million of debt, payment of a $16.5 million dividend in January 2006 and payment of financing costs of $5.0 million.

To date we have financed our operations primarily with cash generated from operations, both short- and long-term borrowings and draws from our line of credit.

At March 31, 2006, we had $897.8 million of debt outstanding at a weighted-average interest rate of 6.98%, of which $10.8 million was due in the next 12 months and primarily attributable to the three limited partnerships consolidated pursuant to EITF 04-5.

In addition, in February 2006 we entered into a $330.0 million credit agreement, as amended in May 2006 and June 2006, consisting of a $250.0 million term loan, a $20.0 million revolving loan, and a $60.0 million letters of credit commitment of which $87.0 million is drawn on the term loan and $56.0 million of letters of credit have been issued as of March 31, 2006. See ‘‘New Credit Facility’’ below.

Our liquidity requirements have historically arisen from, and we expect they will continue to arise from, working capital, general and administrative costs, debt service and lease payments, acquisition costs, employee compensation and related benefits, capital improvements and dividend payments. In the past, we have met our cash requirements for operations using cash flows from operating revenues, the receipt of resident fees and the receipt of management fees from third-party-managed facilities. In addition to using cash flows from operating revenues, we use available funds from our indebtedness and long-term leasing of our facilities to meet our cash obligations. Over 96% of our resident fee revenues are generated from private pay residents with less than 4% of our resident fee revenues coming from reimbursement programs such as Medicare and Medicaid. The primary use of our cash is for operating costs, which includes debt service and lease payments and capital expenditures. We currently estimate that our existing cash flows from operations, together with existing working capital, asset sales and the credit facility we recently entered into will be sufficient to fund our short-term liquidity needs. In addition to normal recurring capital expenditures, we expect to spend approximately $14.3 million for major improvements at the six Fortress CCRC Portfolio facilities and several existing Alterra facilities that we own. The source of these funds is the prior sale of two Fortress CCRC facilities for $11.5 million in the aggregate, before closing costs, during the third quarter of 2005, cash on hand and cash generated from operations and financings. There can be no assurance that financing or refinancing will be available to us or available on acceptable terms.

We expect to fund the growth of our business through cash flows from operations and cash flows from financing activities, such as equity offerings, and through the incurrence of additional indebtedness or leasing arrangements. We expect to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any such sale of additional equity securities will dilute the interests of our existing stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business. At March 31, 2006, we had approximately $94.1 million in cash and cash equivalents of which $82.9 was used to fund the April 7, 2006 acquisition of the SALI Portfolio. We may incur additional indebtedness or lease financing to fund such acquisitions. In addition, we may incur additional indebtedness or lease financing to fund future dividends.

Our actual liquidity and capital funding requirements depend on numerous factors, including our operating results, our ability to acquire new facilities, general economic conditions and the cost of capital.

American Retirement Transaction and Related Financing

On May 12, 2006, we entered into an Agreement and Plan of Merger, or the ARC Merger Agreement, with Beta Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the

Company, or Merger Sub, and American Retirement Corporation, a Tennessee corporation, or ARC, pursuant to which Merger Sub will be merged with and into ARC with ARC continuing as the surviving corporation and as a wholly-owned subsidiary of the Company. We refer to this transaction in this prospectus as the ‘‘ARC Merger’’.

Under the terms of the ARC Merger Agreement, upon consummation of the ARC Merger, each outstanding share of common stock, par value $0.01 per share, of ARC, or ARC Common Stock, together with the rights issued pursuant to the Rights Agreement, dated as of November 18, 1998, between ARC and American Stock Transfer and Trust Company, will be converted into the right to receive $33.00 per share in cash. In addition to the outstanding shares, all of the options to purchase ARC Common Stock, whether vested or unvested, will be cancelled and each holder of any such option will be entitled to receive a cash payment equal to the product of (i) the excess of $33.00 over the applicable option exercise price, and (ii) the number of shares of ARC Common Stock for which the options had not been previously exercised, for aggregate consideration of approximately $1.2 billion in cash. We expect to use a portion of the net proceeds from this offering towards fulfillment of our obligations in connection with the ARC Merger. The remainder of the purchase price is expected to be financed through a private placement of equity, as is more fully described below.

Simultaneously with entering into the ARC Merger Agreement, in order to finance the ARC Merger, we entered into the Investment Agreement with the Investor. Under the terms of the Investment Agreement, the Investor has committed to purchase from us, at and simultaneously with the closing of the ARC Merger up to $1.3 billion in aggregate of our common stock at a price of $36.93 per share. The issuance of these securities will be made pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Prior to the ARC Closing, we intend to exercise our right to reduce the Investor's $1.3 billion commitment by $650.0 million. If we do not complete this or another equity offering prior to the closing of the ARC Merger, the Investor will issue to us, at the closing, a one-time option to purchase from the Investor a number of shares of our common stock having a value equal to the difference between the total consideration paid by the Investor and $650.0 million. Pursuant to this option, we would have the right and the option (but not the obligation) to purchase those shares at a price per share of $38.07. The option would be immediately vested upon issuance at the closing of the ARC Merger and would expire six months and one day after the closing. If we complete this or another equity offering, we will not be entitled to this option and no option will be issued by the Investor.

Cash Flows

We had cash and cash equivalents of $94.1 million and $77.7 million at March 31, 2006 and December 31, 2005, respectively. These amounts exclude cash and investments-restricted and lease security deposits totaling $69.3 million and $86.7 million, respectively, escrowed pursuant to the terms of our indebtedness, leases, residency agreements and insurance programs. Restricted cash amounts are generally available to pay real estate taxes and insurance premiums, reimbursements of capital improvements and refundable tenant security deposits, and to collateralize our debt, lease and self-insured retention obligations.

The increase in cash and cash equivalents at March 31, 2006 as compared to March 31, 2005 was primarily due to the following:

•	Net cash provided by (used in) operating activities for the three months ended March 31, 2006 totaled approximately $12.1 million, compared to approximately $(4.4) million for the three months ended March 31, 2005, primarily due to recent acquisitions and decreased facility lease expense related to the Chambrel Portfolio and Omega Portfolio acquisitions as these were previously leased by us;

•	Net cash (used in) investing activities for the three months ended March 31, 2006 totaled approximately $(186.0) million, compared to approximately $(1.8) million for the three months ended March 31, 2005, primarily due to the 2006 purchase of two facilities in Orlando, Florida, the Liberty Owned Portfolio and the Wellington Portfolio, additions to property, plant and equipment and partially offset by the release of cash from cash and investments-restricted; and

•	Net cash provided by (used in) financing activities for the three months ended March 31, 2006 totaled approximately $190.3 million, compared to approximately $(4.6) million for the three months ended March 31, 2005, primarily due to the receipt of net proceeds from debt primarily as a result of the debt incurred in connection with the purchase of the Orlando, Florida facilities, the Liberty Owned Portfolio and the Wellington Portfolio and draws on our credit agreement.

We had $94.1 million of cash and cash equivalents at March 31, 2006, excluding cash and investments—restricted and lease security deposits of $69.3 million. In addition, we had $20.0 million available under our credit facilities.

As discussed below, we had a net decrease in cash and cash equivalents of $9.2 million for the year ended December 31, 2005.

Net cash provided by operating activities was $16.9 million and $50.1 million for the years ended December 31, 2005 and 2004, respectively. The decrease of $33.2 million was primarily due to the increase in lease expense as a result of the Provident sale-leaseback transactions completed in the fourth quarter of 2004, which was partially offset by improved operations and reduction in debt service as a result of the Provident transaction. Changes in current assets and current liabilities primarily relate to the timing of collections of resident fees and payment of operating expenses, including salaries and wages, real estate taxes and insurance.

Net cash provided by (used in) investing activities was $(580.4) million and $524.7 million for the years ended December 31, 2005 and 2004, respectively. During the year ended December, 2005 we used $595.1 million to purchase the Fortress CCRC, Prudential, Chambrel, Omega and Merrill Gardens Portfolios, respectively, and to fund capital improvements at our existing facilities. During the year ended December 31, 2004 we received $13.0 million in distributions and proceeds from the sale of the Grand Court partnerships’ facilities, $520.0 million in sale proceeds from the sale and leaseback of the Provident facilities and $24.0 million from the sale of property, plant and equipment, offset by a cash outflow of $38.0 million for additions to property, plant and equipment.

Net cash provided by (used in) financing activities was $554.3 million and $(544.5) million for the years ended December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, we received $151.8 million from issuance of common stock from our initial public offering, $522.8 million of net proceeds from debt primarily as a result of the debt incurred in connection with the purchase of the Fortress CCRC, Prudential, Chambrel, Omega and Merrill Gardens Portfolios and refinancing of the five development facilities and $196.8 million of equity contributed by funds managed by affiliates of Fortress in connection with the purchase of the Fortress CCRC Portfolio and the Prudential Portfolio, partially offset by the repayment of $260.0 million of debt payment of a $20.0 million dividend to funds managed by affiliates of Fortress by Alterra and payment of a $14.4 million dividend in October 2005. During the year ended December 31, 2004, we used $312.4 million primarily to repay debt.

To date we have financed our operations primarily with cash generated from operations, both short- and long-term borrowings and proceeds from our sale-leaseback transaction completed in the fourth quarter of 2004. We financed the acquisitions completed during fiscal year 2005 with long-term borrowings, equity contributed by funds managed by affiliates of Fortress, and proceeds from the initial public offering. In connection with the formation transactions, funds managed by affiliates of Fortress contributed the Prudential Portfolio and the Fortress CCRC Portfolio to us in exchange for shares of our common stock.

At March 31, 2006, we had $897.8 million of debt outstanding at a weighted-average interest rate of 6.98%, of which $10.8 million was due in the next 12 months. In February 2006 we entered into a $330.0 million credit agreement, consisting of a $250.0 million term loan, a $20.0 million revolving loan, and a $60.0 million letters of credit commitment. See ‘‘New Credit Facility’’ below.

Our liquidity requirements have historically arisen from, and we expect they will continue to arise from, working capital, general and administrative costs, debt service and lease payments, acquisition costs, employee compensation and related benefits, capital improvements and dividend payments. In the past, we have met our cash requirements for operations using cash flows from operating revenues, the receipt of resident fees and the receipt of management fees from third-party-managed facilities. In addition to using cash flows from operating revenues, we use available funds from our indebtedness and long-term leasing of our facilities to meet our cash obligations. Over 96% of our resident fee revenues are generated from private pay residents with less than 4% of our resident fee revenues coming from reimbursement programs such as Medicare and Medicaid. The primary use of our cash is for operating costs, which includes debt service and lease payments and capital expenditures. We currently estimate that our existing cash flows from operations, together with existing working capital, asset sales and the credit facility we recently entered into will be sufficient to fund our short-term liquidity needs. In addition to normal recurring capital expenditures, we expect to spend approximately $14.3 million for major improvements at the six Fortress CCRC Portfolio and several existing Alterra facilities that we own. The source of these funds is the prior sale of two Fortress CCRC facilities for $11.5 million in the aggregate, before closing costs, during the third quarter of 2005 and cash on hand and generated from operations and financings. There can be no assurance that financing or refinancing will be available to us or available on acceptable terms.

We expect to fund the growth of our business through cash flows from operations and cash flows from financing activities, such as equity offerings, and through the incurrence of additional indebtedness or leasing arrangements. We expect to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any such sale of additional equity securities will dilute the interests of our existing stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business. At March  31, 2006, we had approximately $94.1 million in cash and cash equivalents. We may incur additional indebtedness or lease financing to fund such acquisitions. In addition, we may incur additional indebtedness or lease financing to fund future dividends.

Our actual liquidity and capital funding requirements depend on numerous factors, including our operating results, our ability to acquire new facilities, general economic conditions and the cost of capital.

We had cash and cash equivalents of $94.1 million, $77.7 million, $86.9 million and $56.5 million at March 31, 2006 and December 31, 2005, 2004 and 2003, respectively. These amounts exclude cash and investments-restricted and lease security deposits totaling $69.3 million, $86.7 million, $74.2 million and $61.6 million, respectively, escrowed pursuant to the terms of our indebtedness, leases, residency agreements and insurance programs. Restricted cash amounts are generally available to pay real estate taxes and insurance premiums, reimbursements of capital improvements and refundable tenant security deposits, and to collateralize our debt, lease and self-insured retention obligations.

The increase in cash and cash equivalents at March 31, 2006 as compared to March 31, 2005 was primarily due to the following:

•	Net cash provided by (used in) operating activities for the three months ended March 31, 2006 totaled approximately $12.1 million, compared to approximately $(4.4) million for the three months ended March 31, 2005, primarily due to recent acquisitions and decreased facility lease expense related to the Chambrel and Omega acquisitions as these were previously leased by us;

•	Net cash (used in) investing activities for the three months ended March 31, 2006 totaled approximately $(186.0) million, compared to approximately $(1.8) million for the three months ended March 31, 2005, primarily due to the 2006 purchase of two facilities in Orlando, Florida, the Liberty Owned Portfolio and the Wellington Portfolio, additions to the property, plant and equipment and partially offset by the release of cash from cash and investments-restricted; and

•	Net cash provided by (used in) financing activities for the three months ended March 31, 2006 totaled approximately $190.3 million, compared to approximately $(4.6) million for the three months ended March 31, 2005, primarily due to the receipt of net proceeds from debt primarily as a result of the debt incurred in connection with the purchase of the Orlando, Florida facilities, the Liberty Owned Portfolio and the Wellington Portfolio and draws on our credit agreement.

The increase in cash and cash equivalents at December 31, 2005 as compared to December 31, 2004 was primarily due to the following:

•	Net cash provided by operating activities for the year ended December 31, 2005 totaled approximately $16.9 million, compared to approximately $50.1 million for the year ended December 31, 2004, primarily due to increased facility lease expense related to the Provident sale-leaseback that occurred in the fourth quarter of 2004 partially offset by reduced interest expense for the properties related to the Provident sale-leaseback;

•	Net cash provided by (used in) investing activities for the year ended December 31, 2005 totaled approximately $(580.4) million, compared to approximately $524.7 million for the year ended December 31, 2004, primarily due to the 2005 purchase of the Fortress CCRC, Prudential, Omega and Merrill Gardens Portfolios compared to the 2004 sale leaseback of the Provident facilities, the proceeds of which were used to repay debt and to pay dividends, the 2004 sale of the Grand Court partnerships’ facilities, the proceeds of which were used to repay loans and amounts due from the partnerships and to pay distributions to the general and limited partners (of which we owned interests through our investment in GFB-AS Investors, LLC), and the release of cash from cash and investments-restricted; and

•	Net cash provided by (used in) financing activities for the year ended December 31, 2005 totaled approximately $554.3 million, compared to approximately $(544.5 million) for the year ended December 31, 2004, primarily due to the $151.8 million we received from issuance of common stock from our initial public offering, financing of the purchase of the Fortress CCRC, Prudential, Omega and Merrill Gardens Portfolios as compared to repayment of outstanding indebtedness related to the sale of properties and dividends in 2004.

The increase in cash and cash equivalents at December 31, 2004 from December 31, 2003 was primarily due to the following:

•	Net cash provided by operating activities for the year ended December 31, 2004 totaled approximately $50.1 million, compared to approximately $34.1 million for the year ended December 31, 2003, primarily due to the inclusion of Alterra into our operations following the Effective Date in December 2003 and improved operations and partially offset by the consolidation of five facilities pursuant to FIN 46R, effective December 31, 2003, that were still in lease up and generating operating deficits;

•	Net cash provided by investing activities for the year ended December 31, 2004 totaled approximately $524.7 million, compared to approximately $105.9 million for the year ended December 31, 2003, primarily due to the receipt of proceeds from the Provident sale- leaseback transaction, partially offset by the inclusion of Alterra effective December 1, 2003; and

•	Net cash used in financing activities for the year ended December 31, 2004 totaled approximately $544.5 million, compared to approximately $85.7 million for the year ended December 31, 2003, primarily due to payment of a dividend of $304.6 million to our stockholders, of which $254.6 million was paid in connection with the Provident sale-leaseback in the fourth quarter 2004, and the repayment of approximately $312.4 million of outstanding indebtedness.

New Credit Facility

On February 10, 2006, we entered into a $330.0 million credit agreement, as amended on May 10, 2006 and June 29, 2006 (the ‘‘New Credit Facility’’), consisting of a $250.0 million term loan, a $20.0 million revolving loan and a $60.0 million letters of credit commitment, with the several lenders from time to time parties thereto, Lehman Brothers Inc., as lead arranger, LaSalle Bank National Association, as syndication agent, Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., and LaSalle Bank National Association, as co-arrangers, Goldman Sachs Credit Partners L.P. and Citicorp North America, Inc., as co-documentation agents and Lehman Commercial Paper Inc., as administrative agent. Concurrent with the New Credit Facility we terminated our existing line of credit.

In connection with the New Credit Facility, we and certain of our subsidiaries (the ‘‘Guarantors’’) made a Guarantee and Pledge Agreement (the ‘‘Guarantee and Pledge Agreement’’) in favor of Lehman

Commercial Paper Inc., as administrative agent for the banks and other financial institutions from time to time parties to the New Credit Facility, pursuant to which certain of the Guarantors guarantee the prompt and complete payment and performance when due by us of our obligations under the New Credit Facility and certain of the Guarantors pledge certain assets for the benefit of the secured parties as collateral security for the payment and performance of our obligations under the New Credit Facility and under the guarantee. The pledged assets include, among other things, equity interests in certain of our subsidiaries, all related books and records and, to the extent not otherwise included, all proceeds and products of any and all of the foregoing, all supporting obligations in respect of any of the foregoing and all collateral security and guarantees given by any person with respect to any of the foregoing.

The term loan and the revolving loan and the letters of credit commitment under the New Credit Facility is scheduled to expire on February 10, 2007. We have the option of requesting a six-month extension of any or all of the maturity or expiration dates.

At our option, the term loan and the revolving loan bear interest at either (i) the greater of (a) the prime lending rate as set forth on the British Banking Association Telerate Page 5 plus a margin of 0.50% and (b) the Federal Funds Effective Rate plus 1/2 of 1% plus a margin of 0.50%, or (ii) the Eurodollar rate plus a margin of 1.50%. In connection with the revolving loan and the letters of credit commitment, we will pay a commitment fee of 0.25% per annum on the average daily amount of undrawn funds. In connection with the term loan, we will pay a commitment fee of 0.125% of the average daily amount of undrawn funds so long as we draw less than $150.0 million, or 0.25% if we draw $150.0 million or more.

The proceeds of the loans under the New Credit Facility shall be used to finance a portion of acquisitions of fee-simple and leasehold ownership interests in senior housing real estate and to pay related fees and expenses and for general corporate purposes.

The New Credit Facility contains typical representations and covenants for loans of this type. A violation of any of these covenants could result in a default under the New Credit Facility, which would result in termination of all commitments and loans under the New Credit Facility and all other amounts owing under the New Credit Facility and the other loan documents to become immediately due and payable.

As of the date of this prospectus, we have drawn $195.0 million and $0 on the term loan and the revolving loan, respectively. In addition $59.4 million of letters of credit have been issued under the letter of credit commitment.

Contractual Commitments

The following table presents a summary of our material indebtedness, lease and other contractual commitments, as of March 31, 2006.

	Total	2006(1)	2007	2008	2009	2010	Thereafter
	($ in 000’s)
Contractual Obligations:
Long-term debt(2)	$1,147,010	$41,952	$136,585	$222,404	$114,485	$132,024	$499,560
Capital lease obligations(2)	97,684	5,958	7,944	7,944	7,944	7,944	59,950
Operating lease obligations(3)	2,467,984	121,597	165,183	167,543	170,455	173,702	1,669,504
Purchase obligations(4)	1,199	717	438	44	—	—	—
Total	$3,713,877	$170,224	$310,150	$397,935	$292,884	$313,670	$2,229,014

(1)    Nine months ended December 31, 2006.

(2)	Includes contractual interest for all fixed-rate obligations and assumes interest on variable rate instruments at the March 31, 2006 rate.

(3)	Reflects future cash payments after giving effect to lease escalators and assumes payments on variable rate instruments at the March 31, 2006 rate.

(4)    Represents minimum purchase commitments pursuant to contracts with suppliers.

The following table presents a summary of our material indebtedness, including the related interest payments, lease and other contractual commitments, as of March 31, 2006, on a pro forma basis for the ARC Merger and the Recent Acquisitions that closed after March 31, 2006.

Contractual Obligations	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt	$58,179	$155,004	$248,772	$128,944	$162,117	$574,678	$1,327,694
Capital lease obligations	29,526	29,823	30,299	30,760	31,352	152,000	303,760
Operating lease obligations	231,580	234,971	236,790	240,834	243,862	1,964,483	3,152,519
Purchase obligations	1,637	438	44	—	—	—	2,119
Commitments	79,824	23,549	7,072	440	477	7,498	118,860
Note receivable	(2,901)	(2,693)	(2,693)	(2,693)	(8,671)	(4,135)	(23,786)
Total, net	$397,845	$441,092	$520,284	$398,285	$429,137	$2,694,524	$4,881,166

Company Indebtedness, Long-term Leases and Hedging Agreements

Indebtedness

As of March 31, 2006 and December 31, 2005, 2004 and 2003, our outstanding property-specific debt was approximately $897.8 million and $754.3 million, $371.1 million and $1,029.3 million, respectively. The increase from December 31, 2004 to December 31, 2005 was primarily due to debt incurred to fund the acquisition of the Fortress CCRC , Prudential, Chambrel, Omega and Merrill Gardens Portfolios and the refinancing of our $182.0 million Guaranty Bank loan, partially offset by scheduled principal payments and repayment of debt from the proceeds of our initial public offering. The decrease from December 31, 2003 to December 31, 2004, was primarily due to the assumption by Provident of approximately $483.3 million of indebtedness, including first mortgage loans, mezzanine loans and an unsecured line of credit, in connection with the Provident sale-leaseback and net repayment of approximately $232.5 million of indebtedness, including $19.4 million of loans to the members of Fortress Brookdale Acquisition LLC.

On February 10, 2006, we entered into a new credit agreement. See ‘‘New Credit Facility’’ above.

We had an unsecured line of credit of $330.0 million at March 31, 2006, of which $60.0 million was restricted for certain letters of credit and $20.0 million for working capital. The balance consists of a $250.0 million term loan to fund the equity portion of our acquisitions. As of March 31, 2006, we had drawn $87.0 million on the term loan and had issued $56.0 million of letters of credit.

On March 30, 2005, we refinanced the construction loans secured by five facilities with new construction loans in the aggregate amount of $182.0 million, bearing interest at 30-day LIBOR plus 3.05% to 5.60% (with a weighted average of 3.50%), payable in monthly installments of interest only through the maturity of April 1, 2008. The loans can be extended for two additional one-year terms (subject to certain performance covenants and payment of an annual extension fee of 0.25% of the amount outstanding). Upon completion of our initial public offering, we repaid $32.0 million of this loan that bore interest at LIBOR plus 5.60%. The remaining loan bears interest at LIBOR plus 3.05%. These loans were refinanced on July 14, 2006. See ‘‘Description of Indebtedness—Development Mortgage Loan’’.

We have secured our self-insured retention risk under our workers’ compensation and general liability and professional liability programs and our lease security deposits with $23.1 million and $34.9 million, respectively, of cash and letters of credit at March 31, 2006.

As of March 31, 2006, we are in compliance with the financial covenants of our outstanding debt, including those covenants measuring facility operating income to gauge debt coverage.

Long-term Leases

We have historically financed our acquisitions and current portfolio with a combination of mortgage financing and long-term leases. During 2004, we entered into two long-term leases with Ventas and Provident (which was acquired by Ventas in June 2005). In connection with the leases, we substantially reduced our outstanding debt during 2004 by $483.3 million. Our strategy going forward is to finance acquisitions through traditional mortgage financing of up to 65% of the cost of a facility, with the balance in the form of our equity. The source of equity is expected to be from current cash and cash equivalents, cash generated from operations, lines of credit, refinancing of our existing facilities, joint ventures or additional equity offerings.

As of March 31, 2006, we have 299 facilities under long-term leases. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we have 384 facilities under long-term leases. Our lessors invested a total of $1,647.8 million in the facilities we lease from them. The leased facilities are generally fixed rate leases with annual escalators that are either fixed or tied to the consumer price index.

The following two leases have or had a floating-rate debt component built into the lease payment:

We acquired the Chambrel Portfolio from Capstead on December 30, 2005. Prior to the acquisition, the Chambrel Portfolio lease payment was a pass through of debt service, which includes $100.8 million of floating rate tax-exempt debt that is credit enhanced by Fannie Mae and subject to interest rate caps at 6.0% and $18.9 million of fixed rate debt, and a stated equity return subject to annual escalation based on the CPI.

As of March 31, 2006, the Brookdale Provident leases contain $109.5 million of variable rate mortgages, which includes $80.0 million of floating-rate tax-exempt debt that is credit enhanced by Freddie Mac. The payments under the lease are subject to interest rate caps with a weighted-average rate of 6.17%. $24.4 million is hedged by an interest rate swap and the balance of $5.1 million is not hedged and matured in May 2006.

For the three months ended March 31, 2006 and for the years ended December 31, 2005 and 2004, our minimum annual lease payments for our capital and financing leases and operating leases was $2.0 million and $41.6 million, $8.0 million and $173.5 million, and $7.9 million and $169.3 million, respectively. These amounts exclude the straight-line rent expense associated with our annual escalators and the amortization of the deferred gains recognized in connection with the sale-leasebacks.

As of March 31, 2006, we are in compliance with the financial covenants of our capital and operating leases, including those covenants measuring facility operating income to gauge debt coverage.

Hedging

We had one interest rate swap agreement with Firstar Bank, N.A. (now doing business as US Bank Corp.) that converted $37.3 million of its floating-rate construction debt to a fixed-rate basis of 5.19% through maturity on April 1, 2005. This interest rate swap agreement was designated as a fair value hedge.

We had four 10-year forward interest rate swaps with LaSalle Bank, N.A. to fix $97.3 million of future mortgage debt at 7.03%-7.325% with maturity dates ranging from August 2012 to March 2013 with a scheduled termination date of June 2006. The terms of the forward interest rate swaps required us to pay a fixed-interest rate to the counterparties. On March 30, 2005, we terminated our four 10-year forward interest rate swaps and incurred a termination payment of $15.8 million, including accrued interest of $1.7 million, which was funded by cash deposited with the counterparty and a $10.0 million unsecured loan bearing interest payable monthly at prime plus 1% and principal payable in quarterly installments of $500 commencing July 1, 2005 and maturing March 31, 2007. The loan was repaid in November 2005 from the proceeds of our initial public offering.

In connection with the funding of $182.0 million of loans secured by five facilities on March 30, 2005, we entered into interest rate swaps for a notional amount of $182.0 million to hedge the floating rate debt payments where we pay an average fixed rate of 4.64% and receive 30-day LIBOR from the counterparty. The interest rate swaps are comprised of a $145.0 million notional amount for seven years and a $37.0 million notional amount for three years. In connection with the swaps, we originally posted approximately $2.3 million as cash collateral with the counterparty, which was returned in March 2006, and are required to post additional cash collateral based on changes in the fair value of the swaps. The swaps are recorded as cash flow hedges.

In connection with the purchase of the Chambrel Portfolio, we assumed interest rate caps with an aggregate notional amount of $100.8 million, a strike price of 6.0% and a maturity date of November/December 2007.

In February 2006, we entered into five-year forward interest rate swaps in the aggregate notional amounts of $283.5 million whereby we pay an average fixed rate of 4.97% and receive 30-day LIBOR from the counterparty. Of this amount $6.1 million was designated for existing floating rate debt, $126.5 was designated as a hedge on the floating rate debt incurred in connection with two Orlando facilities, Liberty owned and Wellington Portfolio acquisitions, and $150.9 is designated for future acquisitions of which the AEWI Portfolio with $124.5 million of floating rate debt closed on April 28, 2006.

At March 31, 2006, we had interest swaps with an aggregate notional amount of $653.0 million and a fair value of $11.9 million. The average fixed rate is 4.61% with a weighted average maturity of 5.2 years.

Impacts of Inflation

Resident fees for the facilities we own or lease and management fees from facilities we manage for third parties are our primary source of revenue. These revenues are affected by the amount of monthly resident fee rates and facility occupancy rates. The rates charged are highly dependent on local market conditions and the competitive environment in which our facilities operate. Substantially all of our independent and assisted living residency agreements allow for adjustments in the monthly fee payable thereunder not less frequently than 12 or 13 months, or monthly, respectively, thereby enabling us to seek increases in monthly fees due to inflation, increased levels of care or other factors. Any pricing increase would be subject to market and competitive conditions and could result in a decrease in occupancy in the facilities. We believe, however, that our ability to periodically adjust the monthly fee serves to reduce the adverse affect of inflation. In addition, employee compensation expense is a principal cost element of facility operations and is also dependent upon local market conditions. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes. At March 31, 2006, approximately $688.1 million of our indebtedness and lease payments bore interest at floating rates. We have mitigated $683.0 million of our exposure to floating rates by using $502.1 million of interest rate swaps and $180.9 million of interest rate caps under our lease arrangements. Inflation, and its impact on floating interest rates, could affect the amount of interest payments due on such debt.

Application of Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been selected, could have a material impact on our combined results of operations or financial condition. We have identified the following critical accounting policies that affect significant estimates and judgments.

Self-Insurance Liability Accruals

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although we maintain general liability and professional liability insurance policies for our owned, leased and managed facilities under a master insurance program, our current policy provides for deductibles of $1.0 million for each and every claim. As a result, we are effectively self-insured for most claims. In addition, we maintain a self-insured workers compensation program (with excess loss coverage above $0.5 million per individual claim) and a self-insured employee medical program (with excess loss coverage above $0.2 million to $0.3 million per individual claim). We are self-insured for amounts below these excess loss coverage amounts. We review the adequacy of our accruals related to these liabilities on an ongoing basis, using historical claims, actuarial valuations, third-party administrator estimates, consultants, advice from legal counsel and industry data, and adjust accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored and estimates are updated as information is available.

Tax Valuation Allowance

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. As of March 31, 2006 and December 31, 2005 and 2004, we have a valuation allowance against deferred tax assets of approximately $46.4 million, $47.5 million and $89.3 million, respectively. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would be made and reflected in either income or as an adjustment to Goodwill. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.

Lease Accounting

We determine whether to account for our leases as either operating or capital leases depending on the underlying terms. As of March 31, 2006, we operated 299 facilities under long-term leases with $1,581.5 million of operating and $66.3 million of capital and financing lease obligations. The determination of this classification is complex and in certain situations requires a significant level of judgment. Our classification criteria is based on estimates regarding the fair value of the leased facilities, minimum lease payments, effective cost of funds, the economic life of the facility and certain other terms in the lease agreements as stated in our consolidated financial statements included elsewhere in this prospectus. Facilities under operating leases are accounted for in our statement of operations as lease expenses for actual rent paid plus or minus straight-line adjustments for fixed or estimated minimum lease escalators and amortization of deferred gains. For facilities under capital lease and lease financing obligation arrangements, a liability is established on our balance sheet and a corresponding long-term asset is recorded. Lease payments are allocated between principal and interest on the remaining base lease obligations and the lease asset is depreciated over the term of the lease. In addition, we amortize leasehold improvements purchased during the term of the lease over the shorter of their economic life or the lease term. Sale-leaseback transactions are recorded as lease financing obligations when the transactions include a form of continuing involvement, such as purchase options.

One of our leases provide for various additional lease payments based on changes in the interest rates on the debt underlying the lease. All of our leases contain fixed or formula based rent escalators. To the extent that the escalator increases are tied to a fixed index or rate, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, we recognize all rent-free or rent holiday periods in operating leases on a straight-line basis over the lease term, including the rent holiday period.

Allowance for Doubtful Accounts

Accounts receivable are reported net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts was $3.0 million, $3.0 million and $2.9 million as of March 31, 2006, December 31, 2005 and 2004, respectively. The adequacy of our allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary. Changes in legislation are not expected to have a material impact on collections; however, changes in economic conditions could have an impact on the collection of existing receivable balances or future allowance considerations.

Long-lived Assets and Goodwill

As of March 31, 2006, December 31, 2005, 2004 and 2003, our long-lived assets were comprised primarily of $1,610.6 million, $1,408.7 million, $523.6 million and $1,395.3 million, respectively, of property, plant and equipment. In accounting for our long-lived assets, other than goodwill, we apply the provisions of SFAS No. 141, Business Combinations, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In connection with our formation transactions, for financial reporting purposes we recorded the non-controlling stockholders’ interest at fair value. Goodwill associated with the step-up was allocated to the carrying value of each facility and included in our application of the provisions of SFAS No. 142. Beginning January 1, 2002, we account for goodwill under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. As of March 31, 2006, December 31, 2005 and 2004, we had $65.6 million, $65.6 million and $9.0 million, respectively, of goodwill.

In determining the allocation of the purchase price of facilities to net tangible and identified intangible assets acquired, we make estimates of the fair value of the tangible and intangible assets using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals. We allocate a portion of the purchase price to the value of leases acquired based on the difference between the facility valued with existing leases adjusted to market rental rates and the facility valued as if vacant.

The determination and measurement of an impairment loss under these accounting standards requires the significant use of judgment and estimates. The determination of fair value of these assets utilizes cash flow projections that assume certain future revenue and cost levels, assumed cap and discount rates based upon current market conditions and other valuation factors, all of which involve the use of significant judgment and estimation. Future events may indicate differences from management’s current judgments and estimates, which could, in turn, result in impairment. Future events that may result in impairment charges include increases in interest rates, which would impact discount rates, differences in projected occupancy rates and changes in the cost structure of existing communities.

Recently Issued Accounting Pronouncements

SFAS No. 123, Share-Based Payment

In December 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 123 (revised), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For all companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of stock awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006, although early adoption is permitted. We adopted SFAS 123R in connection with our initial stock compensation grant of restricted stock effective August 2005. We recorded initial compensation expense of $18.5 million, based on an offering price of $19.00 per share, for the vested shares from the date of grant to the date of our initial public offering, and total compensation expense of $22.7 million was recorded as of December 31, 2005. In addition, we paid a cash bonus of $6.4 million to the grantees to reimburse them for their Federal and state taxes incurred on the grant.

EITF Issue No. 04-05, General Partner Controls a Limited Partnership

In June 2005, the FASB issued EITF Issue No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (‘EITF 04-05’’). EITF 04-05 provides guidance in determining whether a general partner controls a limited partnership that is not a VIE and thus should consolidate the limited partnership. The effective date is June 29, 2005, for all new limited partnerships and existing limited partnerships for which the partnership agreements are modified and no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005 for all other limited partnerships. We adopted EITF 04-05 effective January 1, 2006 and the impact on our consolidated financial statements was not significant.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities

In December 2003, the ‘‘FASB’’ issued FIN 46R. This Interpretation addresses the consolidation by business enterprises of primary beneficiaries in variable interest entities (‘‘VIEs’’) as defined in the Interpretation.

We developed and manage five facilities for third-party entities, for which we have guaranteed certain debt obligations and have the right to purchase or lease the facilities. We evaluated our relationship with the entities that own the facilities pursuant to FIN 46R, and determined they are VIEs, of which we are the primary beneficiary. We elected to adopt FIN 46R as of December 31, 2003 and accordingly, consolidated the entities as of December 31, 2003 in the accompanying financial statements. On March 1, 2005, we obtained legal title to four of the VIEs (The Meadows of Glen Ellyn, The Heritage of Raleigh, Trillium Place and The Hallmark of Creve Coeur facilities). Additionally, on December 30, 2005 we obtained legal title to the Hallmark of Battery Park City. The five VIE’s were previously consolidated pursuant to FIN 46R. The legal acquisition of the facilities had minimal accounting impact.

Off-Balance Sheet Arrangements

We have one joint venture, Brookdale Senior Housing, LLC, with an affiliate of Northwestern Mutual Life, which owns and operates two facilities, The Heritage of Southfield, Southfield, Michigan (which includes 217 units/beds) and The Devonshire of Mt. Lebanon, Mt. Lebanon (Pittsburgh), Pennsylvania (which includes 218 units/beds). The venture partner made a first mortgage loan to a third facility owned by us, The Heritage at Gaines Ranch, Austin, Texas (which includes 208 units/beds) and the venture made a mezzanine loan of $12.7 million to the entity that owns the facility. Pursuant to the terms of the mezzanine loan, all net cash flow, including sale or refinancing proceeds, is payable to the venture. Pursuant to the terms of the venture agreements all net cash flow, including sale or refinancing proceeds, is distributed to the venture partner until it receives a 16% compounded return and then net cash flow is distributed 60% to the venture partner and 40% to us. Capital contributions, if any, are contributed 75% by the venture partner and 25% by us.

We developed and managed eight facilities for a third party. In addition, we indemnified the owner for any federal or state tax liabilities associated with the ownership of the facilities. Three of the facilities were purchased in 2002 and were sold or refinanced by the joint venture described above in September 2003. As described above, effective December 31, 2003, the remaining five facilities (which include 1,104 units/beds) were consolidated in our financial statements pursuant to FIN 46R. Prior to purchasing and consolidating the facilities in our financial statements, we recorded management fees of 5%–7% of gross revenues with respect to the facilities in our combined financial statements.

As described above, on March 1 and December 30, 2005, we purchased four and one of the five facilities (which include 887 and 217 units/beds), respectively. Although the facilities were consolidated effective December 31, 2003, pursuant to FIN 46R, they were not included in our Federal and state income tax returns until we purchased them. On March 30, 2005, we obtained $182.0 million of first mortgage financing to refinance the existing indebtedness on the five facilities.

ARC's management services segment includes six large retirement centers owned by others and operated by ARC pursuant to multi-year management agreements. Under ARC's management agreements for these six communities, ARC receives management fees as well as reimbursed expense revenues, which represent the reimbursement of certain expenses that ARC incurs on behalf of the owners. Two of these communities are retirement center cooperatives that are owned by their residents, and three others are owned by not-for-profit sponsors. The remaining retirement center is owned by an unaffiliated third party. These six communities have approximately 1,400 units, representing approximately 10% of ARC's total unit capacity as of March 31, 2006 and December 31, 2005.

ARC also owned non-controlling interests in 13 senior living communities at March 31, 2006 and nine senior living communities as of December 31, 2005. ARC's interests, through limited liability companies and partnerships, were 20% for all related communities with the exception of one free-standing assisted living community in which ARC owned a 37.5% interest. ARC does not control these entities, since the other partners and members participate in the management decisions of these communities. Accordingly, these investments were accounted for under the equity method, and ARC recognized profits on sales of services to these entities to the extent of the ventures' outside ownership interest. ARC joined its venture partners in guaranteeing $8.3 million and $8.4 million of first mortgage debt (secured by the joint venture's assets) of one of these communities at March 31, 2006 and December 31, 2005, respectively.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risks from changes in interest rates charged on our credit facilities used to finance acquisitions on an interim basis, floating-rate indebtedness and lease payments subject to floating rates. The impact on earnings and the value of our long-term debt and lease payments are subject to change as a result of movements in market rates and prices. As of March 31, 2006, we had approximately $240.5 million of long-term fixed rate debt, $591.1 million of long-term variable rate debt, and $66.3 million of capital lease obligations. As of March 31, 2006, our total fixed-rate debt and variable-rate debt outstanding had weighted-average interest rates of 6.98%.

We do not expect changes in interest rates to have a material effect on earnings or cash flows since 100% of our debt and lease payments either have fixed rates or variable rates that are subject to swap or interest rate cap agreements with major financial institutions to manage our risk.

The following table presents future principal payment obligations and weighted-average interest rates as of March 31, 2006 associated with long-term debt instruments ($ in 000s).

	Weighted Average Interest Rate(1)
			Expected Maturity Date—December 31,
		Total	2006	2007	2008	2009	2010	Thereafter
Mortgage notes payable 2008 through 2012	5.54%	$196,935	$—	$—	$—	$68,994	$32,771	$95,170
Mortgage notes payable 2005 through 2037	9.12%	74,588	16	71,233	25	27	29	3,258
Mortgage notes payable through 2010	6.615%	105,756	—	—	—	1,401	104,355	—
Mortgage notes payable through 2010	5.38%	171,000	—	—	—	—	2,478	168,522
Mortgage rates payable through 2010(3)	7.88%	19,697	249	10,605	164	177	2,548	5,954
Notes payable	8.14%	150,000	—	—	150,000	—	—	—
Capital and financing lease obligation	11.83%	66,284	—	—	—	—	—	66,284
Mezzanine loan	(2)	12,739	—	—	—	—	—	12,739
Tax exempt and taxable bonds	3.18%	100,841	—	—	—	—	—	100,841
Total Debt	6.98%	$897,840	$265	$81,838	$150,189	$70,599	$142,181	$452,768

(1)    Variable rate debt reflected at the swapped rate.

(2)    Payable to the extent of all available net cash flow (as defined).

(3)    Debt related to consolidation of limited partnerships pursuant to EITF 04-5.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this report, we define and use the non-GAAP financial measures Adjusted EBITDA, Cash From Facility Operations and Facility Operating Income, as set forth below.

Adjusted EBITDA

Definition of Adjusted EBITDA

We define Adjusted EBITDA as follows:

Net income before:

•	provision (benefit) for income taxes;

•	non-operating (income) loss items;

•	depreciation and amortization;

•	straight-line rent expense (income);

•	amortization of deferred entrance fees;

•	and non-cash compensation expense;

and including:

•	entrance fee receipts and refunds.

Management’s Use of Adjusted EBITDA

We use Adjusted EBITDA to assess our overall financial and operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions, which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, straight-line rent expense (income), taxation and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of the business on a monthly basis. Adjusted EBITDA is also used by research analysts and investors to evaluate the performance of and value companies in our industry.

Limitations of Adjusted EBITDA

Adjusted EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

•	the cash portion of interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

•	depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.

An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Adjusted EBITDA to GAAP net income (loss), along with our consolidated and combined financial statements included below. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this report, may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of net income (loss) to Adjusted EBITDA for the three months ended March 31, 2006 and 2005 and December 31, 2005, the nine months ended September 30, 2005, and the years ended December 31, 2005, 2004, and 2003:

	Three Months Ended March 31, 2006(1)(2)	Three Months Ended March 31, 2005	Three Months Ended December 31, 2005(1)(2)	Nine Months Ended September 30, 2005(1)(2)	Years Ended December 31,
					2005(1)(2)	2004	2003
Net loss	$(19,326)	$(1,798)	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(8,963)
Cumulative effect of a change in accounting principle, net	—	—	—	—	—	—	7,277
Loss on discontinued operations	—	35	—	128	128	361	322
Provision (benefit) for income taxes	386	166	150	(247)	(97)	11,111	139
Other	—	—	—	—	—	114	—
Minority interest	116	(2,532)	—	(16,575)	(16,575)	(11,734)	(1,284)
Equity in (earning) loss of unconsolidated ventures	168	187	197	641	838	931	(318)
Loss (gain) on extinguishment of debt	1,334	453	3,543	453	3,996	(1,051)	(12,511)
Loss on sale of properties	—	—	—	—	—	—	24,513
Interest expense:
Debt	11,530	6,849	10,485	26,564	37,049	55,851	24,484
Amortization of deferred financing costs	703	423	238	827	1,065	2,120	1,097
Capitalized lease obligation	2,160	2,276	2,324	6,875	9,199	7,783	622
Change in fair value of derivatives	101	(4,062)	88	(4,080)	(3,992)	(3,176)	—
Interest income	(1,052)	(696)	(1,588)	(2,200)	(3,788)	(637)	(14,037)
Income (loss) From operations	(3,880)	1,301	(9,019)	(14,144)	(23,163)	51,879	21,341
Depreciation and amortization	22,299	5,173	18,784	30,034	48,818	50,187	21,383
Straight-line lease expense	5,259	6,094	5,895	17,857	23,752	4,588	1,102
Amortization of deferred gain	(1,087)	(2,296)	(1,152)	(6,786)	(7,938)	(2,260)	(539)
Amortization of entrance fees	(83)	—	(15)	(18)	(33)	—	—
Non-cash compensation expense	3,018	—	11,534	11,146	22,680	—	—
Entrance fee receipts	2,069	—	1,999	3,230	5,229	—	—
Entrance fee disbursements	(703)	—	(1,065)	(1,670)	(2,735)	—	—
Adjusted EBITDA	$26,892	$10,272	$26,961	$39,649	$66,610	$104,394	$43,287

(1)	Brookdale Senior Living Inc. completed its formation transactions on September 30, 2005. Results prior to that date represent the combined operations of the Brookdale Facility Group.

(2)	Includes non-recurring expenses totaling $3.0 million and $3.4 million, $9.1 million and $12.5 million for the three months ended March 31, 2006 and December 31, 2005, the nine months ended September 30, 2005 and the year ended December 31, 2005.

(3)	Three months ended December 31, 2005 includes a non-cash benefit of $4.7 million related to the reversal of an accrual established in connection with Alterra's emergence from bankruptcy.

Cash From Facility Operations

Definition of Cash From Facility Operations

We define Cash From Facility Operations as follows:

Net cash provided by (used in) operating activities adjusted for:

•	changes in operating assets and liabilities;

•	deferred interest and fees added to principal;

•	non refundable entrance fees;

•	entrance fees disbursed;

•	other; and

•	recurring capital expenditures.

Recurring capital expenditures include expenditures capitalized in accordance with GAAP that are funded from Cash From Facility Operations. Amounts excluded from recurring capital expenditures consist primarily of unusual or non-recurring capital items and facility purchases and/or major renovations that are funded using financing proceeds and/or proceeds from the sale of facilities that are held for sale.

Management’s Use of Cash From Facility Operations

We use Cash From Facility Operations to assess our overall liquidity. This measure provides an assessment of controllable expenses and affords management the ability to make decisions, which are expected to facilitate meeting current financial and liquidity goals as well as to achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

This metric measures our liquidity based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Cash From Facility Operations is one of the metrics used by our senior management and board of directors (i) to review our ability to service our outstanding indebtedness (including our credit facilities and long-term leases), (ii) our ability to pay dividends to stockholders, (iii) our ability to make regular recurring capital expenditures to maintain and improve our facilities on a period-to-period basis and (iv) for planning purposes, including preparation of our annual budget. Our credit facility, which we entered into on February 10, 2006 with Lehman Brothers Inc., LaSalle Bank National Association, Goldman Sachs Credit Partners L.P., and Citicorp North America, Inc. contains a concept similar to Cash From Facility Operations as part of a formula to calculate availability of borrowing under the credit facility. In addition, our operating leases and loan agreements generally contain provisions requiring us to make minimum annual capital expenditures. These agreements generally require us to escrow or spend a minimum of between $250 and $450 per unit/bed per year. Historically, we have spent in excess of these per unit/bed amounts; however, there is no assurance that we will have funds available to escrow or spend these per unit/bed amounts in the future. If we do not escrow or spend the required minimum annual amounts, we would be in default of the applicable debt or lease agreement, which could trigger cross default provisions in our outstanding indebtedness and lease arrangements.

Limitations of Cash From Facility Operations

Cash From Facility Operations has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of cash flow from operations. Cash From Facility Operations does not represent cash available for dividends or discretionary expenditures, since we may have mandatory debt service requirements or other non-discretionary expenditures not reflected in the measure. Material limitations in making the adjustment to our cash flow from operations to calculate Cash From Facility Operations, and using this non-GAAP financial measure as compared to GAAP operating cash flows, include:

•	the cash portion of interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

•	depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.

We believe Cash From Facility Operations is useful to investors because it assists their ability to meaningfully evaluate (1) our ability to service our outstanding indebtedness, including our credit facilities and capital and financing leases, (2) our ability to pay dividends to stockholders and (3) our ability to make regular recurring capital expenditures to maintain and improve our facilities.

Cash From Facility Operations is not an alternative to cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Cash From Facility Operations as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Cash From Facility Operations to GAAP net cash provided by (used in) operating activities, along with our combined financial statements included below. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Cash From Facility Operations is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Cash From Facility Operations measure, as presented in this report, may differ from and may not be comparable to similarly title measures used by other companies.

The table below shows the reconciliation of net cash provided by operating activities to Cash From Facility Operations for the three months ended March 31, 2006 and 2005 and December 31, 2005, the nine months ended September 30, 2005, and the years ended December 31, 2005, 2004, and 2003:

	Three Months Ended March 31,		Three Months Ended December 31, 2005(1)	Nine Months Ended September 30, 2005	Years Ended December 31,
	2006	2005			2005(1)	2004	2003
Net cash provided by operating activities	$12,119	(4,428)	$9,093	$7,807	$16,900	$50,128	$34,111
Changes in operating assets and liabilities	831	6,271	6,199	(257)	5,942	(7,465)	(1,095)
Long-term deferred interest and fee added to principal	—	—	—	—	—	(1,380)	(798)
Refundable entrance fees received	1,621	—	1,513	2,530	4,043	—	—
Reimbursement of operating expenses	1,500	—	—	—	—	—	—
Entrance fees disbursed	(703)	—	(1,065)	(1,670)	(2,735)	—	—
Other	—	—	—	—	—	114	—
Recurring capital expenditures	(2,061)	(3,428)	(4,868)	(12,640)	(17,508)	(13,527)	(4,434)
Cash From Facility Operations	$13,307	$(1,585)	$10,872	$(4,230)	$6,642	$27,870	$27,784

(1)	Brookdale Senior Living Inc. completed its formation transactions on September 30, 2005. Results prior to that date represent the combined operations of the Brookdale Facility Group.

(2)	Includes non-recurring expenses totaling $3.0 million and $3.4 million, $9.1 million and $12.5 million for the three months ended March 31, 2006 and December 31, 2005, the nine months ended September 30, 2005 and the year ended December 31, 2005.

Facility Operating Income

Definition of Facility Operating Income

We define Facility Operating Income as follows:

Net income before:

•	provision (benefit) for income taxes;

•	non-operating (income) loss items;

•	depreciation and amortization;

•	facility lease expense;

•	general and administrative expense

•	compensation expense;

•	amortization of deferred entrance fee revenue; and

•	management fees.

Management’s Use of Facility Operating Income

We use Facility Operating Income to assess our facility operating performance. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day facility performance because the items excluded have little or no significance on our day-to-day facility operations. This measure provides an assessment of revenue generation and expense management and affords management the ability to make decisions, which are expected to facilitate meeting current financial goals as well as to achieve optimal facility financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

Facility Operating Income provides us with a measure of facility financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, lease expense, taxation and interest expense associated with our capital structure. This metric measures our facility financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Facility Operating Income is one of the metrics used by our senior management and board of directors to review the financial performance of the business on a monthly basis. Facility Operating Income is also used by research analysts and investors to evaluate the performance of and value companies in our industry by investors, lenders and lessors. In addition, Facility Operating Income is a common measure used in the industry to value the acquisition or sales price of facilities and is used as a measure of the returns expected to be generated by a facility.

A number of our debt and lease agreements contain covenants measuring Facility Operating Income to gauge debt or lease coverages. The debt or lease coverage covenants are generally calculated as facility net operating income (defined as total operating revenue less operating expenses, all as determined on an accrual basis in accordance with GAAP). For purposes of the coverage calculation, the lender or lessor will further require a pro forma adjustment to facility operating income to include a management fee (generally 4%-5% of operating revenue) and an annual capital reserve (generally $250-$450 per unit/bed). As of March 31, 2006, we are in compliance with the financial covenants of all of our debt and lease agreements. An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position, particularly on a facility-by-facility basis.

Limitations of Facility Operating Income

Facility Operating Income has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate Facility Operating Income, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

•	interest expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results; and

•	depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our facilities, which affects the services we provide to our residents and may be indicative of future needs for capital expenditures.

An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position on a facility-by-facility basis. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Facility Operating Income is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Facility Operating Income as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of Facility Operating Income to GAAP net income (loss), along with our combined financial statements included below. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Facility Operating Income is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Facility Operating Income measure, as presented in this report, may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of net income (loss) to Facility Operating Income for the three months ended March 31, 2006 and 2005 and December 31, 2005, the nine months ended September 30, 2005, and the years ended December 31, 2005, 2004, and 2003:

	Three Months Ended March 31, 2006(1)	Three Months Ended March 31, 2005(1)(2)	Three Months Ended December 31, 2005(1)	Nine Months Ended September 30, 2005(1)	Years Ended December 31,
					2005(1)	2004	2003
Net loss	$(19,326)	$(1,798)	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(8,963)
Cumulative effect of a change in accounting principle, net	—	—	—	—	—	—	7,277
Loss on discontinued operations	—	35	—	128	128	361	322
Provision (benefit) for income taxes	386	166	150	(247)	(97)	11,111	139
Other	—	—	—	—	—	114	—
Minority interest	116	(2,532)	—	(16,575)	(16,575)	(11,734)	(1,284)
Equity in (earning) loss of unconsolidated ventures	168	187	197	641	838	931	(318)
Loss (gain) on extinguishment of debt	1,334	453	3,543	453	3,996	(1,051)	(12,511)
Loss on sale of properties	—	—	—	—	—	—	24,513
Interest expense:
Debt	11,530	6,849	10,485	26,564	37,049	55,851	24,484
Amortization of deferred financing costs	703	423	238	827	1,065	2,120	1,097
Capitalized lease obligation	2,160	2,276	2,324	6,875	9,199	7,783	622
Change in fair value of derivatives	101	(4,062)	88	(4,080)	(3,992)	(3,176)	—
Interest income	(1,052)	(696)	(1,588)	(2,200)	(3,788)	(637)	(14,037)
Income (loss) from operations	(3,880)	1,301	(9,019)	(14,144)	(23,163)	51,879	21,341
Depreciation and amortization	22,299	5,173	18,784	30,034	48,818	50,187	21,383
Facility lease expense	45,734	46,502	48,487	140,852	189,339	99,997	30,744
General and administrative (including non-cash stock compensation expense)	21,085	11,658	27,690	54,006	81,696	43,640	15,997
Amortization of entrance fees	(83)	—	(15)	(18)	(33)	—	—
Management fees	(1,147)	(871)	(1,187)	(2,675)	(3,862)	(3,545)	(5,368)
Facility operating income	$84,008	$63,763	$84,740	$208,055	$292,795	$242,158	$84,097

(1)	Brookdale Senior Living Inc. completed its formation transactions on September 30, 2005. Results prior to that date represent the combined operations of the Brookdale Facility Group.

(2)	Three months ended December 31, 2005 includes non-cash benefit of $4.7 million related to the reversal of an accrual established in connection with Alterra's emergence from bankruptcy.

INDUSTRY OVERVIEW

The Senior Living Industry

Housing alternatives for seniors include a broad spectrum of senior living service and care options, including independent living, assisted living, memory care, skilled nursing care and continuing care retirement communities, or CCRCs.

•	Independent living is designed for seniors who choose to live in an environment surrounded by their peers where they pay for certain services such as housekeeping, meals and activities as part of their monthly resident fee, but are generally not reliant on assistance with activities of daily living, or ADLs, such as bathing, eating, toileting, transferring and dressing; some residents however, may contract with outside providers for those services. Independent living residents tend to move into a facility by choice, oftentimes to be in a metropolitan area that is closer to their adult children. According to the American Seniors Housing Association, or ASHA, there are approximately 6,200 independent living facilities nationwide with approximately 723,300 units.

•	Assisted living is designed for seniors who seek housing with supportive care and services, including assistance with activities of daily living, memory care and other services (for example, housekeeping, meals and activities). Assisted living residents tend to move into a facility both by choice and by necessity. According to ASHA, there are approximately 7,270 assisted living facilities nationwide with approximately 543,450 units/beds.

•	Memory care is designed for seniors who suffer from Alzheimer’s disease or other forms of dementia or memory impairment. Memory care facilities are designed to provide a safe and secure physical environment while providing assisted living services together with programming appropriate to the needs of those with Alzheimer’s disease or other forms of dementia.

•	Skilled nursing is designed for seniors whose care needs require 24-hour skilled nursing services or who are receiving certain medical services.

•	Continuing Care Retirement Communities offer a variety of living arrangements and services to accommodate residents of varying levels of physical ability and health. The goal of a CCRC is to accommodate changing lifestyle preferences and health care needs. Generally, CCRCs make independent living, assisted living and skilled nursing available all on one campus location. According to ASHA, there are approximately 2,200 CCRC facilities nationwide with approximately 628,000 units/beds.

In all of these settings, seniors may elect to bring in additional care and services as needed, such as home-health care (except in a skilled nursing setting) and end-of-life or hospice care.

The senior living industry is highly fragmented and characterized predominantly by numerous local and regional operators. Senior living providers may operate freestanding independent living, assisted living or skilled nursing residences, or communities that feature a combination of options, such as CCRCs. The level of care and services offered by providers varies along with the size of communities, number of residents served and design of facilities (for example, purpose-built communities or refurbished structures).

Industry Trends

The senior living industry has evolved to meet the growing demand for senior care generated by an aging population demanding new and better housing alternatives. We believe that we are well positioned to capitalize on a number of trends in the senior living industry, including:

•	An increasing number of seniors with longer life expectancies and financial resources to support a private pay model. According to the U.S. Census Bureau, the population greater than 65 years old is expected to increase to approximately 20% of the overall U.S. population during the next 25 years, from approximately 12% in 2000. As life expectancy continues to increase and the elderly continue to become a higher percentage of the total U.S. population, we believe the demand for service-based senior housing will increase. In addition, seniors in the areas in which we operate tend to have a significant amount of assets generated from savings, pensions and, due to strong national housing markets, the sale of private homes. We believe seniors increasingly will have the ability to afford senior living services.

•	Fragmentation in the industry provides significant acquisition and consolidation opportunities. The senior living industry’s independent living and assisted living segments are large and fragmented, characterized predominantly by numerous local and regional operators. According to ASHA and public filings, the top five operators of senior living facilities measured by total resident capacity control only 9% of the total capacity. In addition, according to ASHA, only the top seven managers operate more than 14,000 senior living units/beds. We believe that this fragmentation provides significant acquisition and consolidation opportunities.

•	Majority of independent and assisted living revenue growth is generated from private pay sources. Because we generate over 96% of our revenues from private pay customers, our resident fees are not constrained by regulatory or other governmental considerations. Independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid and thus we have limited exposure to reimbursement risk.

•	Favorable and improving supply and demand balance. We believe that the number of vacant senior living units has declined steadily over the past several years. According to ASHA, the number of new senior housing units identified as under construction has declined approximately 60% from 65,879 units in 1999 to 26,355 units in 2004. Combined with increasing life expectancies, we believe there is a favorable and improving supply and demand balance.

BUSINESS

Overview

Upon consummation of the merger with ARC, or the ARC Merger, as described in this prospectus, we will become the largest operator of senior living facilities in the United States based on total capacity with over 530 facilities in 33 states and the ability to serve over 50,000 residents. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we would have operated 97 independent living facilities with 18,890 units/beds, 409 assisted living facilities with 21,284 units/beds, 27 continuing care retirement communities, or CCRCs, with 9,874 units/beds and three skilled nursing facilities with 395 units/beds. We believe that the consummation of the ARC Merger and the Recent Acquisitions will bring us significant additional incremental revenue and help us to attain additional synergies and cost savings.

Brookdale Senior Living Inc.

As of the date of this prospectus, we operate 453 facilities in 32 states and have the ability to serve over 34,000 residents. We offer our residents access to a full continuum of services across all sectors of the senior living industry. As of the date of this prospectus, we operate 77 independent living facilities with 13,733 units/beds, 368 assisted living facilities with 17,447 units/beds, seven continuing care retirement communities, or CCRCs, with 3,084 units/beds (including 817 resident-owned cottages on our CCRC campuses managed by us) and one skilled nursing facility with 82 units/beds. The majority of our units/beds are located in campus settings or facilities containing multiple services, including CCRCs. As of March 31, 2006, our facilities were on average 90.2% occupied. We generate over 96% of our revenues from private pay customers, which limits our exposure to government reimbursement risk. In addition, we control all financial and operational decisions regarding our facilities through property ownership and long-term leases. We believe we operate in the most attractive sectors of the senior living industry with significant opportunities to increase our revenues through providing a combination of housing, hospitality services and health care services. For the three months ended March 31, 2006, 33.7% of our revenues were generated from owned facilities, 65.8% from leased facilities and 0.5% from management fees from facilities we operate on behalf of third parties and affiliates.

We plan to grow our revenue and operating income through a combination of: (i) organic growth in our existing portfolio; (ii) acquisitions of additional operating companies and facilities; and (iii) the realization of economies of scale, including the continuing realization of those created by the combination of Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra, which occurred in September 2005, and those that we expect to be created as a result of the ARC Merger. Given the size and breadth of our nationwide platform, we believe that we are well positioned to continue to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living and CCRC assets. For the period January 2001 through the date of this prospectus, we have begun leasing or acquired the ownership or management of 125 senior living facilities (not including those facilities we acquired and subsequently disposed of) with approximately 15,200 units/beds. Since the completion of our initial public offering in November 2005, as of the date of this prospectus but not taking into account the ARC Merger, we have purchased or entered into definitive agreements to purchase $788.6 million in senior housing assets representing 107 facilities (which includes the acquisition of 12 facilities that we previously operated pursuant to long-term leases) with 9,495 units/beds.

We believe that the senior living industry is the preferred alternative to meet the growing demand for a cost-effective residential setting in which to care for the elderly who cannot, or as a lifestyle choice choose not to, live independently due to physical or cognitive frailties and who may, as a result, require assistance with some of the activities of daily living or the availability of nursing or other medical care. Housing alternatives for seniors include a broad spectrum of senior living service and care options, including independent living, assisted living, memory care and skilled nursing care. More specifically, senior living consists of a combination of housing and the availability of 24-hour a day personal support services and assistance with certain activities of daily living.

Our facilities are predominantly concentrated in the independent and assisted living portion of the senior housing continuum as depicted below:

SENIOR HOUSING CONTINUUM OF CARE

We completed our formation transactions, which are described more fully under ‘‘—History’’, on September 30, 2005. Results prior to that represent the combined operations of BLC, Alterra, the Fortress CCRC Portfolio and the Prudential Portfolio (together, the ‘‘Brookdale Facility Group’’). The three months ended December 31, 2005, and nine months ended September 30, 2005, have been aggregated for the year ended December 31, 2005. For the three months ended March 31, 2006 and December 31, 2005, the nine months ended September 30, 2005 and years ended December 31, 2005, 2004, and 2003 we generated ($ in millions):

	Pro forma (1) Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended December 31,	Nine Months Ended September 30,	Years Ended
	2006	2006	2005	2005	2005	2004	2003
Total revenues	$412.8	$222.2	$213.0	$577.5	$790.6	$660.9	$222.6
Net income (loss)	$(37.0)	$(19.3)	$(24.5)	$(26.5)	$(51.0)	$(9.8)	$(9.0)
Adjusted EBITDA (3)	$62.1	$26.9	$27.0	$39.6	$66.6	$104.4	$43.3
Cash From Facility Operations (4)	$32.6	$13.3	$10.9	$(4.2)	$6.6	$27.9	$27.8
Facility Operating Income (2)	$142.9	$84.0	$84.7	$208.1	$292.8	$242.2	$84.1

(1)	See ‘‘Summary Combined Financial Information’’ and ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ for a more detailed description of the adjustments included in the pro forma results.

(2)	Facility Operating Income is a non-GAAP financial measure we use in evaluating our performance. See ‘‘Summary Combined Financial Information’’ for a description of why we believe such measure is useful, the material limitations of such measure and a computation of this measure and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures—Facility Operating Income’’ for a more detailed description of why we believe such measure is useful and the material limitations of such measure.

(3)	Adjusted EBITDA is a non-GAAP financial measure we use in evaluating our performance. See ‘‘Summary Combined Financial Information’’ for a description of why we believe such measure is useful, the material limitations of such measure and a reconciliation of this measure to net income and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures—Adjusted EBITDA’’ for a more detailed description of why we believe such measure is useful and the material limitations of such measure.

(4)	Cash From Facility Operations is a non-GAAP financial measure we use in evaluating our liquidity. See ‘‘Summary Combined Financial Information’’ for a description of why we believe such measure is useful, the material limitations of such measure and a reconciliation of this measure to cash flows provided by or used in operations and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Cash From Facility Operations,’’ for a more detailed description of why we believe such measure is useful and the material limitations of such measure.

Growth Strategy

Our objective is to increase our revenues, Adjusted EBITDA, Cash From Facility Operations and dividends per share of our common stock, while remaining one of the premier senior living providers in the United States. Key elements of our strategy to achieve these objectives include:

•	Organic growth in our existing operations. We plan to grow our existing operations by:

•	increasing revenues through a combination of occupancy growth and resident fee increases as a result of growing demand for senior living facilities. For the 347 facilities we owned, leased or managed since 2003 (excluding four development facilities), for the three months ended March 31, 2006 our facility operating income has increased approximately 9.3% on an annualized basis and, including the four development facilities, our facility operating income has increased approximately 10.2% on an annualized basis;

•	taking advantage of our sophisticated operating and marketing expertise to retain existing residents and attract new residents to our facilities. For the three months ended March 31, 2006, our facilities were on average 89.5% occupied; and

•	leveraging ARC's experience providing ancillary services to its residents and to other senior living communities it does not operate, such as rehabilitation, home health, institutional pharmacy and other wellness programs, to increase revenues as a combined company.

•	Growth through operating efficiencies. Our geographic footprint and centralized infrastructure provide us with a significant cost advantage over local and regional operators of senior living facilities, which enables us to achieve economies of scale with respect to the goods and services we purchase. In connection with the combination of BLC and Alterra, we have undertaken several cost initiatives, which have resulted in and which we expect will continue to result in recurring operating and general and administrative expense savings. In addition, in connection with the ARC Merger we expect the geographic synergies of Brookdale and ARC to create greater economies of scale and a broader platform of services that will result in additional operating and general administrative expense savings. See ‘‘—ARC Merger’’.

•	Growth through the acquisition and consolidation of asset portfolios and other senior living companies. We plan to take advantage of the fragmented independent living and assisted living sectors by selectively purchasing existing operating companies and facilities. For the period January 2001 through the date of this prospectus, we have begun leasing or acquired the ownership or management of 125 senior living facilities (not including those facilities we acquired and subsequently disposed of) with approximately 15,200 units/beds. Since the consummation of our initial public offering in November 2005, we have acquired 96 facilities (which includes the acquisition of 12 facilities that we previously operated pursuant to long-term leases) with 8,213 units/beds and, not including the ARC Merger, have entered into definitive agreements to acquire or lease an additional 11 facilities with 1,282 units/beds, all of which we expect to close in the third quarter of 2006. In addition, on May 12, 2006, we entered into the ARC Merger Agreement pursuant to which ARC will become our wholly-owned subsidiary. Upon consummation of the ARC Merger we will assume the leasing, ownership or management of an additional 83 facilities with approximately 16,100 units/beds. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we are the largest operator of senior living facilities in the United States with over 530 senior living facilities in 33 states and the ability to serve over 50,000 residents. However, there can be no assurance we will consummate acquisition or leasing of these facilities. Our acquisition strategy will continue to focus primarily on facilities where we can improve service delivery, occupancy rates and cash flow. We expect to finance our acquisitions, on a long-term basis, by using primarily equity issuances combined with fixed- and floating-rate debt.

•	Expansion of existing facilities where economically advantageous. Certain of our facilities with stabilized occupancies and excess demand in their respective markets may benefit from additions and expansions (which additions and expansions may be subject to landlord, lender and other third party consents) offering increased capacity, as well as additional levels of service for residents requiring higher levels of care.

Competitive Strengths

We believe our nationwide network of senior living facilities is well positioned to benefit from the growth and increasing demand in the industry. Some of our most significant competitive strengths are:

•	Skilled management team with extensive experience. Our senior management team, together with the senior management team of ARC, which has agreed to join us upon consummation of the ARC Merger, has extensive experience in acquiring, operating and managing a broad range of senior living assets. Our chairman and top five executive officers have over 115 years of combined experience in the senior living, hospitality and real estate industries. In addition, as stockholders, our management team is incentivized to continue to grow our business. As of March 31, 2006, our senior management team owns approximately 3.8% of our common stock on a fully diluted basis.

•	Proven track record of successful acquisitions. For the period January 2001 through the date of this prospectus, we have begun leasing or acquired the ownership or management of 125 senior living facilities (not including those facilities we acquired and subsequently disposed of) with approximately 15,200 units/beds. Our experience in acquiring senior living facilities enables us to consider a wide range of acquisition targets in the senior living industry. In addition, we believe our expertise in integrating these facilities onto our operating platform enables us to acquire facilities while causing minimal disruption to either the residents or facility operating staff.

•	High-quality purpose-built facilities. As of the date of this prospectus, we operate a nationwide base of 453 purpose-built facilities in 32 states, including 64 facilities in eight of the top ten standard metropolitan statistical areas, or SMSAs. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we operate a nationwide base of over 530 purpose-built facilities in 33 states, including 85 facilities in nine of the top ten SMSAs. The average age of our facilities is 10.5 years. We have experienced significant facility operating income growth and occupancy growth over the past year. Our facility operating income increased 31.7%, from $63.8 million for the three months ended March 31, 2005 to $84.0 million for the three months ended March 31, 2006, and our occupancy rate increased 1.2%, from 89.0% as of March 31, 2005 to 90.2% as of March 31, 2006.

•	Ability to provide a broad spectrum of care. Given our diverse mix of independent and assisted living facilities and CCRCs, we are able to meet a wide range of our customers’ needs. We believe that we are one of the few companies in the senior living industry with this capability. We believe that our multiple product offerings create marketing synergies and cross-marketing opportunities.

•	The size of our business allows us to realize cost efficiencies. We are the third largest operator of senior living facilities in the United States based on total capacity. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we are the largest operator of senior living facilities in the United States based on total capacity. The size of our business allows us to realize cost savings in the purchasing of goods and services and also allows us to achieve increased efficiencies with respect to various corporate functions, most of which have yet to be realized in our operating results given the recent combination of BLC and Alterra in September 2005 and more of which we expect to achieve as a result of the ARC Merger. In addition, our size and broad geographical footprint gives us an advantage in executing our acquisition strategy. When we acquire a facility in one of our existing markets, we are able to integrate that facility at little or no incremental cost. This allows us to acquire assets more efficiently and to better compete against other operators for acquisitions with a more geographically limited presence.

History

The following is a graphic depiction of our ownership structure before and after the series of transactions described below, prior to the consummation of our initial public offering in November 2005:

PRE-COMBINATION STRUCTURE

POST-COMBINATION STRUCTURE

(1)	Consists of approximately 22.8% held by FIT-ALT Investor LLC (‘‘FIT-ALT’’), 34.5% held by Fortress Investment Trust II (‘‘FIT II’’) and 17.1% held by Fortress Brookdale Acquisition LLC (‘‘FBA’’). Fortress Investment Holdings LLC (‘‘FIH’’) has beneficial ownership of and control over all shares held by such entities by virtue of the following relationships:

Prior to the combination transaction, Fortress Investment Group LLC (‘‘FIG’’), a wholly-owned subsidiary of FIH, controlled each of BLC, Alterra, Fortress CCRC and FIT REN through its ability to exercise voting, financial and investment control over, and its economic interest in, each of Fortress Registered Investment Trust (‘‘FRIT’’) and FIT II, which are wholly-owned subsidiaries of Fortress Investment Fund (‘‘FIF’’) and Fortress Investment Fund II (‘‘FIF II’’), respectively. FRIT owned 50.51% of FBA, which owned 90.91% of BLC, and FIT II owned 100% of FIT-ALT, which owned 73.49% of FEBC-ALT Investors LLC, the indirect parent of Alterra. FIT II also owned 100% of Fortress CCRC and FIT REN. FIG controls FRIT and FIT II through contractual control relationships with and investment advisory control over each of FRIT and FIT II.

Pursuant to various agreements, Fortress Fund MM LLC (‘‘Fund MM’’) and Fortress Fund MM II LLC (‘‘Fund MM II’’), as managing member of FIF and FIF II, respectively, have ‘‘the full, exclusive and absolute right, power and authority to manage and control’’ each of FIF and FIF II, ‘‘and the property, assets, affairs and business thereof.’’ In addition, ‘‘the formulation of investment policy’’ of FIF and FIF II is ‘‘vested exclusively’’ in each of Fund MM and Fund MM II, and ‘‘any and all rights, including voting rights, pertaining to any Portfolio Investments’’ (as defined in the agreements) ‘‘may be exercised only by’’ each of Fund MM and Fund MM II. In addition, pursuant to these agreements, the control vested in each of Fund MM and Fund MM II is irrevocably delegated to FIG, which serves as the managing member of each of these funds. Finally, FIG, through its wholly-owned subsidiary, FIG Advisors LLC, further exercises control over each of FRIT and FIT II in its capacity as investment advisor to each of these funds.

We are a holding company formed in June 2005 for the purpose of combining, through a series of mergers, two leading senior living operating companies, BLC and Alterra, which had been operating independently since 1986 and 1981, respectively. Fortress, through the relationships and agreements described in detail in Note (1) to the chart labeled ‘‘Post-Combination Structure’’ above, had been the majority owner of BLC since September 2000 and of Alterra since December 2003. On November 22, 2005, we completed our initial public offering of 12,732,800 shares of our common stock, including 8,560,800 primary shares, at $19.00 per share, for which we received proceeds, after fees and expenses, of approximately $144.8 million. Following this offering, assuming the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger, funds managed by affiliates of Fortress will beneficially own 61,007,867 shares, or approximately 60% of our common stock. In addition, in 2005 prior to our initial public offering, we acquired, through funds managed by affiliates of Fortress, 15 additional senior living facilities and two facilities, which were sold in the third quarter of 2005, one of which we continued to manage through January 2006. In June and July 2005, FIT REN purchased eight senior living facilities and one senior living facility, respectively, consisting of 1,261 units/beds from affiliates of Prudential Financial, Inc. for an aggregate purchase price of approximately $282.4 million, before closing costs. In April 2005, Fortress CCRC purchased eight senior living facilities with 3,238 units/beds from The National Benevolent Association of the Christian Church (Disciples of Christ), or the NBA, as debtor-in-possession under Chapter 11 of the U.S. bankruptcy code for an aggregate purchase price of approximately $181.4 million, before closing costs. Of these eight facilities, Fortress CCRC sold one on July 1, 2005 for $2.5 million, and one on September 14, 2005 for $9.0 million before closing costs. Subsequent to the acquisition of these facilities by FIT REN and Fortress CCRC, the facilities were managed by affiliates of BLC. As described below, we acquired ownership of the properties purchased by FIT REN and Fortress CCRC in September 2005 at a price equal to the purchase price for which each of FIT REN and Fortress CCRC acquired the respective facilities. It is our intention to continue to own and manage the nine facilities originally purchased by FIT REN and six facilities originally purchased by Fortress CCRC. In September 2005, the following series of transactions occurred:

•	A wholly-owned subsidiary of ours merged with and into BLC. In the merger, FBA, an affiliate of Capital Z Partners and certain members of our management, including our chief executive officer, received an aggregate of 20,000,000 shares of our common stock, representing 34.5% of our outstanding common stock prior to our initial public offering, for all of their outstanding common stock of BLC or membership interests in FBA, as applicable. As a result of the merger, BLC became our wholly-owned subsidiary.

•	FEBC-ALT Investors purchased from Fortress Investment Trust II, a fund managed by an affiliate of Fortress, all of the outstanding membership interests of FIT REN, which had recently acquired certain senior living facilities from Prudential Financial, Inc., as described in ‘‘—Acquisition and History of Alterra Healthcare Corporation,’’ for an aggregate purchase price of approximately $282.4 million before closing costs (including the assumption of approximately $171.0 million of debt). Immediately after the purchase, the membership interests of FIT REN were contributed to Alterra. As a result, FIT REN became a wholly-owned subsidiary of Alterra and Fortress Investment Trust II became a member of FEBC-ALT Investors, Alterra’s indirect parent company. In connection with the merger of FEBC-ALT Investors described below, Fortress Investment Trust II received 11,750,000 shares of our common stock, representing 20.3% of our outstanding common stock prior to our initial public offering, for its interest in FIT REN.

•	A wholly-owned subsidiary of ours merged with and into FEBC-ALT Investors, Alterra’s indirect parent company. In the merger, FIT-ALT Investor, Fortress Investment Trust II, Emeritus, NW Select and certain members of our management, each of which was a member of FEBC-ALT Investors, received an aggregate of 29,750,000 shares of our common stock, representing 51.3% of our outstanding common stock prior to our initial public offering, for all of the outstanding membership interests of FEBC-ALT Investors. FIT-ALT Investor and Fortress Investment Trust II are funds managed by affiliates of Fortress. As a result of the merger, Alterra became our wholly-owned subsidiary. Each of Emeritus and NW Select sold all of its shares in our initial public offering.

•	A wholly-owned subsidiary of ours merged with and into Fortress CCRC. In the merger, Fortress Investment Trust II received an aggregate of 8,250,000 shares of our common stock, representing 14.2% of our outstanding common stock prior to our initial public offering, for all of the outstanding membership interests of Fortress CCRC. Fortress CCRC owns, through its wholly-owned subsidiaries, six senior living facilities. As a result of the merger, Fortress CCRC became our wholly-owned subsidiary.

On August 5, 2005 and September 14, 2005, BLC granted an aggregate of 988 shares of its stock and FEBC-ALT Investors granted 3.33% of its membership interests to certain members of our management, which shares and percentage interests are or were subject to substantial risk of forfeiture until the occurrence of certain events, as specified in the applicable restricted stock or restricted securities award agreements. In accordance with the terms of the plans, a portion of these securities is no longer subject to a risk of forfeiture following the consummation of our initial public offering. In addition, the remaining securities will vest over a five-year period following the issuance if the executive remains continuously employed by the Company. Securities that are subject to risk of forfeiture may not be sold or transferred. See ‘‘Management—Equity Incentive Plans—Employee Restricted Stock Plans.’’ In connection with the merger transactions described above, these shares were automatically converted into an aggregate of 2,575,405 shares of our common stock, representing 4.4% of our outstanding common stock prior to our initial public offering.

As a holding company we own 100% of the outstanding stock and membership interests of the operating companies of our business. The current stockholders of the operating companies contributed their ownership interests to us in exchange for shares of our common stock. For financial reporting purposes, the Fortress entities that own the stock or membership interests in the operating companies are considered the control group as defined under paragraph 3 of EITF 02-5, ‘‘Definition of ‘‘Common Control’’ in relation to FASB Statement No. 141’’. See Note 1 in our Notes to Consolidated and Combined Financial Statements for a detailed discussion of why the Fortress entities are considered a control group. Accordingly, prior to formation, the combined financial statements reflect the historical cost of the operating companies. Upon the completion of the formation transactions on September 30, 2005, the non-controlling interests were accounted for as a purchase in accordance with SFAS No. 141. See Note 1 to our Consolidated and Combined Financial Statements.

As a result of these formation transactions, prior to the consummation of our initial public offering, all of our outstanding common stock was held by FIT-ALT Investor, Fortress Investment Trust II, Fortress Brookdale Acquisition LLC, or FBA, each of which is a fund managed by affiliates of Fortress, Health Partners, which is an affiliate of Capital Z Partners, Emeritus, NW Select, and certain members of our management. Each of Emeritus and NW Select sold all of the shares of our common stock it owned in our initial public offering. Neither Health Partners nor the funds managed by affiliates of Fortress sold any of the shares of our common stock that they owned in our initial public offering.

On June 28, 2006, the following distributions and contributions of our common stock were made: (i) FBA distributed all of the shares of our common stock beneficially owned by it to its two members, FRIT, which received 9,102,708 shares, and Fortress Brookdale Investment Fund LLC, or FBIF, which received 826,292 shares; (ii) FRIT contributed 7,400,000 of the shares of our common stock received from FBA to FRIT Holdings LLC, or FRITH; and (iii) FIT II contributed the 20,000,000 shares of our common stock beneficially owned by it to FIT Holdings LLC, or FITH.

See ‘‘Certain Relationships and Related Party Transactions’’ for a more detailed description of our relationships with these stockholders.

ARC Merger

On May 12, 2006, we entered into an Agreement and Plan of Merger, or the ARC Merger Agreement, with Beta Merger Sub Corporation, a Delaware corporation and our wholly-owned subsidiary, or Merger Sub, and ARC, a Tennessee corporation. Pursuant to the ARC Merger Agreement, Merger Sub will be merged with and into ARC with ARC continuing as the surviving corporation and as our wholly-owned subsidiary. We refer to this transaction in this prospectus as the ‘‘ARC Merger’’.

Established in 1978, ARC is a leading national senior living and health care services provider offering a broad range of care and services to seniors, including independent living, assisted living, CCRC, skilled nursing, therapy services and Alzheimer's care. ARC, the seventh largest senior living company in the United States, currently operates 83 senior living communities in 19 states, with an aggregate unit capacity of approximately 16,100. ARC owns 33 communities (including 13 communities in joint ventures), leases 44 communities, and manages six communities pursuant to management agreements. Approximately 83% of ARC's revenues come from private pay sources. ARC generated net income (losses) of approximately $4.8 million and $2.6 million for the three months ended March 31, 2006 and 2005, respectively, and $69.7 million and $(11.3) million for the years ended December 31, 2005 and 2004, respectively.

We believe the ARC Merger creates a significant opportunity to grow incremental revenue and operating income through: (i) cost savings resulting from increased purchasing scale; (ii) operating efficiencies produced by the significant geographic synergies of Brookdale and ARC; and (iii) the expansion of ancillary services, such as rehabilitation, home health and institutional pharmacy services currently provided by ARC to residents of Brookdale facilities. For the three months ended March 31, 2006, ARC's revenue and operating income from ancillary services was $17.7 million and $5.3 million, respectively. In addition, 20 of the 83 communities operated by ARC, or approximately 42.2% of the total unit capacity of ARC as of the date of this prospectus, consist of CCRCs with an occupancy rate of 96%. We believe CCRCs are an attractive asset class because residents generally have a length of stay of 10-12 years compared to two to three years at assisted living or independent living facilities. This results in lower turnover, higher occupancy and more stable and consistent long-term cash flows.

Under the terms of the ARC Merger Agreement, upon consummation of the ARC Merger, each outstanding share of ARC common stock, together with the rights issued pursuant to the Rights Agreement, dated as of November 18, 1998, between ARC and American Stock Transfer and Trust Company, will be converted into the right to receive $33.00 per share in cash. In addition to the outstanding shares, all of the options to purchase ARC common stock, whether vested or unvested, will be cancelled and each holder of any such option will be entitled to receive a cash payment equal to the product of (i) the excess of $33.00 over the applicable option exercise price, and (ii) the number of shares of ARC common stock for which the options had not been previously exercised, for aggregate consideration of approximately $1.2 billion in cash. We intend to use a portion of the net proceeds received from the shares to be sold in this offering, together with the proceeds to be received through the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor (as defined below) pursuant to the Investment Agreement (as defined below), in connection with the consummation of the ARC Merger.

In connection with the consummation of the ARC Merger, we expect to refinance certain ARC facilities, pursuant to which we expect to receive net cash proceeds of approximately $141.8 million.

As a condition to the ARC Merger, we entered into employment agreements, to take effect at the closing of the ARC Merger, with W.E. Sheriff, ARC's Chief Executive Officer, and the following other executive officers of ARC: Gregory B. Richard, George T. Hicks, Bryan D. Richardson, H. Todd Kaestner, and James T. Money, regarding their continued service with us following the consummation of the ARC Merger. Mr. Sheriff will become our co-Chief Executive Officer and these other individuals will become Executive Vice Presidents. The material terms of these agreements are described in ‘‘Management— Employment Contracts, Termination of Employment and Change-in-Control Arrangements—Current Employment Agreements’’.

In connection with the ARC Merger, our board of directors has determined, and we have received stockholder approval to satisfy our obligations to sell shares of our common stock, and to make corresponding grants of restricted shares of our common stock, under the employment agreements discussed above and pursuant to offers of agreements we anticipate making to approximately 350 ARC employee-optionees. Accordingly, the Plan will be amended to add 2,500,000 shares of common stock to the shares reserved under the Plan. See ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—Plan Amendment’’.

In connection with the ARC Merger, our board of directors unanimously approved an amendment to our charter, to become effective upon consummation of the ARC Merger, to increase the authorized number of directors from seven to eight directors.

Equity Commitment

Simultaneously with entering into the ARC Merger Agreement, in order to finance the ARC Merger, we entered into an Investment Agreement, or the Investment Agreement, with RIC Coinvestment Fund LP, or the Investor, a fund managed by an affiliate of Fortress. Under the terms of the Investment Agreement, the Investor has committed to purchase from us, at and simultaneously with the closing of the ARC Merger, up to $1.3 billion in aggregate of our common stock at a price of $36.93 per share. The issuance of these securities will be made pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Prior to the closing of the ARC Merger, we intend to exercise our right to reduce the Investor's $1.3 billion commitment by $650.0 million in connection with this offering. If we do not complete this or another equity offering prior to the closing of the ARC Merger, the Investor will issue to us, at the closing, a one-time option to purchase from the Investor a number of shares of our common stock having a value equal to the difference between the total consideration paid by the Investor for the common stock at the closing and $650.0 million. Pursuant to this option, we would have the right and the option (but not the obligation) to purchase those shares at a price per share of $38.07. The option would be immediately vested upon issuance at the closing of the ARC Merger and would expire six months and one day after the closing. If we complete this or another equity offering, we will not be entitled to this option and no option will be issued by the Investor.

The Investment Agreement provides that in the event the Investor transfers some or all of its equity investment in the Company to an entity that intends to qualify as a ‘‘venture capital operating company’’ pursuant to applicable law, we will enter into a management rights letter with the Investor, which sets forth certain rights of the Investor, including the right to (i) appoint a representative observer to our board of directors, (ii) examine our books and records and visit and inspect our facilities, and (iii) discuss our business operations with our executives. In addition, upon consummation of the ARC Merger, the Investor will be considered a ‘‘Fortress Stockholder’’ for purposes of the Stockholders Agreement and will be bound by all of the restrictions and obligations of the Stockholders Agreement. See ‘‘Certain Relationships and Related Party Transactions—Agreements With Stockholders—Stockholders Agreement’’.

Acquisition History of Brookdale Senior Living Inc.

On June 30, 2006, we completed the acquisition of two facilities from AEW II Corporation for $37.8 million. We refer to these facilities in this prospectus as the ‘‘AEW-New Jersey Portfolio’’. The AEW-New Jersey Portfolio is located in New Jersey. Concurrent with the closing, we obtained $24.9 million of first mortgage financing bearing interest at LIBOR plus 1.65%, payable interest only through maturity in June 2009, with two one-year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The loan is combined with the financing of and is also secured by the Southland Portfolio.

On May 12, 2006, we entered into the ARC Merger Agreement. See ‘‘—ARC Merger’’ for a detailed description.

On May 1, 2006, we completed the acquisition of four owned senior living facilities with 262 units/beds located in Florida from Southland Suites for $24.0 million. We refer to these facilities in this prospectus as the ‘‘Southland Portfolio’’. On May 18, 2006, we obtained $16.1 million of first mortgage financing bearing interest at LIBOR plus 1.65%, payable interest only through maturity in June 2009, with two one-year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The loan is combined with the financing of and is also secured by the AEW-New Jersey Portfolio.

On April 28, 2006, we acquired five facilities with 813 units/beds for $179.5 million from AEW Capital Management. In connection with the acquisition, we obtained $124.5 million of first mortgage financing, bearing interest at LIBOR plus 1.50%, payable interest only through maturity in May 2009, with two one-year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The swap is accounted for as a cash flow hedge. On June 30, 2006, we closed on an interim agreement with an affiliate of AEW Capital Management to (i) loan approximately $12.4 million to the affiliate pending lender approval of our acquiring one additional facility from AEW and our assuming the outstanding mortgage loan related to the facility, and (ii) take over the management of the facility. The loan is due the earlier, of (i) June 30, 2007 or (ii) the date on which the facility lender approves the assumption of the existing mortgage loan by us. The loan bears interest in an amount equal to the facility's net cash flow (as defined) or the maximum permissible by law. For financial reporting purposes, we evaluated our relationship with the entity that owns the facility pursuant to FIN 46R and determined that the entity is a VIE and we are the primary beneficiary and accordingly will consolidate the entity as of June 30, 2006. We are also under contract with AEW to purchase a skilled nursing component of one of the purchased facilities for an additional $9.5 million. The remainder of this transaction is expected to close during the third quarter of 2006 and is subject to customary closing conditions and possible multiple closings. We refer to these facilities as the ‘‘AEW Portfolio’’. The AEW Portfolio is located in California, Ohio and Washington and is comprised of six independent living, assisted living and CCRC facilities with a total of 1,017 units/beds.

On April 7, 2006, we completed the acquisition of 41 leased senior living facilities from Southern Assisted Living Inc., or SALI, with 2,887 units/beds for $82.9 million. Also included in the transaction was one property managed by SALI for a third party with 155 independent and assisted living units/beds. We refer to these facilities in this prospectus as the ‘‘SALI Portfolio’’. The SALI Portfolio is located in North Carolina, South Carolina and Virginia.

On March 31, 2006, we completed the acquisition of seven senior living facilities, all of which are owned, with 1,077 units/beds from American Senior Living L.P. for an aggregate purchase price of $92.2 million. We refer to these facilities in this prospectus as the ‘‘Liberty Owned Portfolio’’. The Liberty

Owned Portfolio is located in Florida, Georgia and Tennessee and consists of seven owned facilities. In connection with the acquisition, we obtained a $65.2 million first mortgage loan, bearing interest at a variable rate of LIBOR plus 1.75%, payable interest only through maturity in March 2011, and we entered into an interest rate swap to convert the loan from floating to fixed. The swap is recorded as a cash flow hedge. We are also under contract to acquire a skilled nursing component of one of the acquired facilities and an additional 11 leased senior living facilities from American Senior Living L.P. The transaction for the remaining facilities is expected to close in the third quarter of 2006 and is subject to customary closing conditions.

On March 28, 2006, we completed the acquisition of 17 assisted living facilities with 814 units/beds from The Wellington Group LLC for $79.5 million. We refer to these facilities in this prospectus as the ‘‘Wellington Portfolio’’. On January 11, 2006, we signed a definitive agreement to acquire 18 facilities; however, the agreement to acquire one facility was terminated. In connection with the acquisition we obtained $52.6 million of first mortgage financing bearing interest at a variable rate of LIBOR plus 1.70%, payable interest only through maturity in March 2009, with two-one year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The swap is accounted for as a cash flow hedge. The Wellington Portfolio is located in Alabama, Florida, Georgia, Mississippi, and Tennessee and consists of 13 owned and four leased facilities.

On February 28, 2006, we acquired two facilities with 114 units/beds in Orlando, Florida from Orlando Madison Ivy, LLC for an aggregate purchase price of $13.0 million. In connection with the acquisition, we obtained an $8.8 million first mortgage bearing interest at a variable rate of LIBOR plus 1.70% payable, interest only through maturity in December 2008, with two one-year extensions at our option, and we entered into an interest rate swap to convert the loan from floating to fixed. The swap is accounted for as a cash flow hedge.

On December 30, 2005, we acquired from Capstead Mortgage Corporation all of the outstanding stock of CMCP-Properties, Inc., or CMCP, which owns six senior living facilities with 1,394 units/beds that we operated since May 2002 under a long-term operating lease. We refer to these facilities in this prospectus as the ‘‘Chambrel Portfolio’’. We paid $57.5 million in cash to acquire all of the outstanding stock of CMCP, and assumed $119.8 million of debt and $5.2 million of working capital and cash and investments-restricted. In connection with the acquisition we obtained a $30.0 million first mortgage related to one facility that refinanced the existing $18.9 million first mortgage on that facility and we incurred a loss of $2.5 million in connection with the early extinguishment of debt. On April 14, 2006, we completed a $12.0 million financing secured by the Chambrel Portfolio, bearing interest at 6.56% and payable principal and interest until maturity in 2013.

On December 22, 2005, we acquired four facilities with 183 units/beds from Merrill Gardens for an aggregate purchase price of $16.5 million. We refer to these facilities in this prospectus as the ‘‘Merrill Gardens Portfolio’’. On November 30, 2005, we completed our acquisition of six facilities with 237 units/beds from Omega Healthcare Investors, Inc. pursuant to our exercise of a purchase option, for an aggregate purchase price of $20.5 million. We refer to these facilities in this prospectus as the ‘‘Omega Portfolio’’. The Merrill Gardens Portfolio and the Omega Portfolio acquisitions were financed in part by a $24.0 million of first mortgage financing bearing interest at a variable rate of LIBOR plus 1.70% and in part using a portion of the proceeds of our initial public offering.

Acquisition and History of Brookdale Living Communities, Inc.

In September 2005, a wholly-owned subsidiary of ours merged with and into BLC, resulting in the issuance of an aggregate of 20,000,000 shares of our common stock to the previous holders of all of the outstanding common stock of BLC and certain former members of FBA. As a result of this transaction, BLC became our wholly-owned subsidiary and (1) FBA, a fund managed by an affiliate of Fortress and the former holder of a majority of the outstanding common stock of BLC, and (2) Health Partners, a former member of FBA, became significant stockholders of ours. See ‘‘Principal and Selling Stockholders’’ and ‘‘Certain Relationships and Related Party Transactions.’’

In June and July of 2005, subsidiaries of BLC entered into management agreements/operating leases to operate eight senior living facilities and one senior living facility, respectively, consisting of

1,261 units/beds. We refer to these facilities in this prospectus as the ‘‘Prudential Portfolio’’. See ‘‘—Acquisition and History of Alterra Healthcare Corporation’’ for a description of the acquisition history of the Prudential Portfolio. Fortress and BLC received regulatory authorization to operate these facilities in June and July 2005, respectively.

In April 2005, subsidiaries of BLC entered into management agreements to operate eight facilities, six of which we own, two of which we sold and no longer manage, consisting of 3,238 units/beds, in the Fortress CCRC Portfolio. See ‘‘—Acquisition and History of Fortress CCRC Portfolio’’ for a description of the acquisition history of the Fortress CCRC Portfolio. Fortress and BLC received regulatory licenses required to operate these facilities in April 2005.

In October 2004, Provident Senior Living Trust, or Provident, a real estate investment trust, acquired 21 senior living facilities from BLC through a stock acquisition, for a total purchase price of approximately $742.4 million (including the assumption of approximately $433.6 million of non-recourse and limited recourse property-level and other debt). BLC currently leases and operates all of the facilities that it sold to Provident pursuant to long-term operating leases and management agreements. See ‘‘—Leases— BLC’s Master Lease Arrangements with Provident.’’ In October 2004, BLC paid a dividend of $254.6 million to all of its stockholders, which represented a return of capital. The dividend was funded with a portion of the proceeds from the Provident transaction.

In August 2004, BLC entered into management agreements to operate nine facilities consisting of more than 1,900 units/beds owned by Cypress Senior Living, which we refer to in this prospectus as the ‘‘Town Village Portfolio’’. The Town Village Portfolio consists of entirely independent living facilities, ranging in size from 176 to 276 units/beds each. The facilities are located in the metro areas of Detroit, Kansas City, Memphis, Dallas, Birmingham, Fort Worth, and Tulsa, all of which opened in the last three years, and Oklahoma City, which opened in December 2004. One facility located in Oklahoma City was sold in January 2006, and we no longer manage it. Four other facilities located in Texas and Kansas totaling 914 units/beds were sold in February 2006, and we no longer manage them.

During the first quarter of 2004, the limited partnerships that owned 14 facilities, in which subsidiaries of BLC held general and limited partnership interests, sold those facilities to Ventas Realty, Limited Partnership, or Ventas, for approximately $114.6 million. Ventas also acquired another facility from a third party in a separate transaction. Simultaneously with such sales, wholly-owned subsidiaries of BLC, or the Ventas Tenants, entered into and became the tenants under a master lease with Ventas pursuant to which the Ventas Tenants currently lease 13 facilities. Two additional facilities are leased to the Ventas Tenants pursuant to individual leases substantially similar to the master lease. BLC has guaranteed the leases for the full and prompt payment and performance of all of Ventas Tenants’ obligations thereunder. The guaranty requires that BLC maintain a net worth of not less than $100.0 million (as defined). See ‘‘—Leases—Ventas Lease Arrangement with BLC.’’

In November 2002, BLC purchased the following three facilities consisting of 643 units/beds for approximately $134.7 million, which it had previously developed and managed for third party owners: The Heritage at Gaines Ranch, a 208-unit/beds facility located in Austin, Texas; The Heritage of Southfield, a 217-unit/beds facility located in Southfield, Michigan; and The Devonshire of Mt. Lebanon, a 218-unit/beds facility located in Mt. Lebanon (Pittsburgh), Pennsylvania. The total purchase price included cash of $41,000 plus the assumption of all liabilities, including approximately $76.1 million of first mortgage loans and approximately $13.4 million of mezzanine financing provided by a subordinate lender. At the date of purchase, the $76.1 million of first mortgage loans and $13.4 million of mezzanine financing, which were partially guaranteed by BLC, were in default. BLC reached an agreement with the lenders for BLC to repay the loans at an agreed-upon amount and for the lenders to forbear on all claims until December 31, 2003 and February 1, 2004, respectively. In September 2003, BLC formed Brookdale Senior Housing, LLC, or the NML Joint Venture, a joint venture with an affiliate of the Northwestern Mutual Life Insurance Company, or Northwestern, and effectively sold 75% of its interest in the Southfield and Mt. Lebanon facilities to the NML Joint Venture. The NML Joint Venture owns the Southfield and Mt. Lebanon facilities and was capitalized with $66.3 million of cash, of which $144,000 was contributed by BLC, and the balance of which was contributed by Northwestern in the form of $35.8 million of equity and $30.4 million of first mortgage financing. The loans are payable as interest only loans at the rate of 6.75%

through September 30, 2008, and 7.25% through maturity on October 1, 2009. In addition, Northwestern made a $16.4 million first mortgage loan to the owner of The Heritage of Gaines Ranch, payable as an interest only loan at 6.75% through September 30, 2008, and 7.25% through maturity on October 1, 2009, and the NML Joint Venture made a $12.7 million mezzanine loan to the owner of The Heritage of Gaines Ranch, payable at the rate of all available cash flow and appreciation in the facility. In connection with the sale of its interests in the Southfield and Mt. Lebanon facilities, BLC received $51.6 million, which resulted in a loss on the sale of $24.5 million. BLC used the proceeds to repay the existing first mortgage and mezzanine loans and recognized a gain on extinguishment of debt of $12.5 million, net of costs. Subsidiaries of BLC manage each of these facilities for a fee equal to 5% of gross revenues. Under certain limited circumstances, BLC’s management of these facilities can be terminated by Northwestern.

In December 2001, a wholly-owned subsidiary of BLC entered into agreements to purchase seven facilities from affiliates of AIMCO, consisting of 1,477 units/beds, or the Chambrel Portfolio, for which it made earnest money deposits in the aggregate amount of $4.0 million. The deposits were funded with the proceeds of advances made to BLC by Capstead Mortgage Corporation, or Capstead, a publicly traded company in which an affiliate of Fortress held an interest. See ‘‘Certain Relationships and Related Party Transactions.’’ In connection with the closing, BLC assigned its rights under the purchase and sale agreements to subsidiaries of Capstead and entered into seven operating leases with subsidiaries of Capstead. On October 31, 2002, Capstead sold the Chambrel at Windsong Care Center in Akron, Ohio, an 83 bed skilled nursing center, and terminated the related operating lease. The net cost of the remaining six facilities, consisting of 1,394 units/beds, was approximately $148.7 million (including the assumption of approximately $120.6 million of debt). BLC has subsequently purchased the equity interests of Capstead in each facility and terminated the leases.

In January 2001, BLC acquired a 45% interest in GFB-AS Investors, LLC, or GFB, for approximately $5.7 million. GFB, in turn, acquired the equity interests of the general partners in various limited partnerships, or GC LPs, each of which owned one or two senior living facilities, and each of which were previously owned by affiliates of Grand Court, together with management contract rights. A wholly-owned subsidiary of BLC entered into management consulting agreements with each of the GC LPs. The total initial investment in GFB was approximately $12.8 million, of which BLC’s share was approximately $5.7 million and was funded from the proceeds of a loan made by an affiliate of Fortress. In September 2002, the members of GFB contributed approximately $2.6 million to fund additional purchases of limited partnership interests in certain GC LPs and to provide loans to various partnerships, of which BLC’s share was approximately $1.2 million. BLC’s share was funded by a loan from an affiliate of Fortress. In May 2003, BLC purchased the remaining 55% interest in GFB for net cash consideration of approximately $10.5 million, including closing costs, which was funded by a loan from the stockholders of FBA. See ‘‘Certain Relationships and Related Party Transactions.’’ During the first quarter of 2004, 14 of the limited partnerships sold the facilities that they owned to Ventas for approximately $114.6 million, based on their appraised value of approximately $110.0 million and, in connection with such sales, certain subsidiaries of BLC entered into and became the tenants under master leases with Ventas. For a more detailed description of the Ventas transaction, see ‘‘Leases—Ventas Lease Arrangement with BLC.’’

BLC completed an initial public offering of its common stock in May 1997. BLC remained a public company until September 2000, when it was acquired pursuant to a tender offer by FBA, a joint venture owned by an affiliate of Fortress and an affiliate of Capital Z Partners.

Acquisition and History of Alterra Healthcare Corporation

In September 2005, a wholly-owned subsidiary of ours merged with and into FEBC-ALT Investors, resulting in the issuance of an aggregate of 29,750,000 shares of our common stock for all of the outstanding membership interests of FEBC-ALT Investors. Alterra is an indirect wholly-owned subsidiary of FEBC-ALT Investors and, as a result of this transaction, Alterra became our indirect wholly-owned subsidiary. FIT-ALT Investor, Fortress Investment Trust II, Emeritus and NW Select (each a former member of FEBC-ALT Investors) each became significant stockholders of ours. Each of FIT-ALT Investor and Fortress Investment Trust II is a fund managed by an affiliate of Fortress. Each of Emeritus and NW

Select sold all of its shares in our initial public offering. See ‘‘Principal and Selling Stockholders’’ and ‘‘Certain Relationships and Related Party Transactions.’’

In June and July 2005, FIT REN, a fund managed by an affiliate of Fortress, purchased eight senior living facilities and one senior living facility, respectively, consisting of 1,261 units, or the Prudential Portfolio, from affiliates of Prudential Financial, Inc. for an aggregate purchase price of approximately $282.4 million, before closing costs. Prior to our acquisition of FEBC-ALT Investors, FEBC-ALT Investors purchased from Fortress Investment Trust II, a fund managed by an affiliate of Fortress, all of the outstanding membership interests in FIT REN for an aggregate purchase price of approximately $282.4 million before closing costs (including the assumption of approximately $171.0 million of debt). Immediately after the purchase, the membership interests of FIT REN were contributed to Alterra. As a result, FIT REN became a wholly-owned subsidiary of Alterra and Fortress Investment Trust II became a member of FEBC-ALT Investors. In connection with the FEBC-ALT Investors merger described above, Fortress Investment Trust II received 11,750,000 shares of our common stock, and became a significant stockholder of ours. See ‘‘Principal and Selling Stockholders’’ and ‘‘Certain Relationships and Related Party Transactions.’’ Subsidiaries of BLC operate each of the facilities in the Prudential Portfolio pursuant to management agreements with the property owners. See ‘‘—Acquisition and History of Brookdale Living Communities, Inc.’’

In June 2005, FIT-ALT Investor, a fund managed by an affiliate of Fortress, purchased membership interests representing an approximately 25% membership interest in FEBC-ALT Investors from Emeritus and NW Select, for an aggregate purchase price of $50.0 million. In connection with this transaction, FEBC-ALT Investors paid a dividend of $20.0 million to FIT-ALT Investor, its sole Class A member. FIT-ALT Investor used the proceeds of the dividend to pay a portion of the purchase price. See ‘‘Certain Relationships and Related Party Transactions’’ for a more detailed description of this transaction.

During the fourth quarter of 2004, Provident acquired 47 assisted living facilities from Alterra through the acquisition of 100% of the outstanding capital stock of certain Alterra subsidiaries for a total purchase price of approximately $240.4 million (including the assumption of approximately $49.5 million of non-recourse and limited recourse property-level debt). Alterra currently leases and operates all of the facilities that it sold to Provident pursuant to long-term operating leases. See ‘‘—Leases—Provident’s Master Lease Arrangements with Alterra.’’ In November 2004, in connection with a $50.0 million dividend paid by Alterra, FEBC-ALT Investors paid $50.0 million to FIT-ALT Investor, its sole Class A member, which included a dividend of approximately $32.8 million and repayment of approximately $17.2 million of debt owed to FIT-ALT Investor, including accrued interest. The dividend was funded with a portion of the proceeds received from the Provident transaction.

In December 2004, AHC Purchaser Inc., a wholly-owned subsidiary of Alterra, and Merrill Lynch Capital entered into a series of agreements through which Alterra borrowed $72.5 million to refinance two other debt arrangements. The financing is secured by 21 facilities with a capacity for 860 residents. See ‘‘Description of Indebtedness—Merrill Lynch Mortgage Loan.’’

In February 2003, ALS-Venture II, Inc., a now inactive subsidiary of Alterra, and Wynwood of Chapel Hill, LLC, sold 25 assisted living properties pursuant to a Purchase and Sale Agreement to SNH ALT Leased Properties Trust, or SNH, for approximately $61.0 million. Subsequently, AHC Trailside, Inc., a subsidiary of Alterra, entered into and became the tenant at these 25 assisted living facilities pursuant to a lease with SNH.

Alterra completed an initial public offering of its common stock in August 1996 and remained a public company until 2003. In January 2003, in order to facilitate and complete its ongoing restructuring initiatives, Alterra filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Alterra emerged from bankruptcy in December 2003 when it was acquired and recapitalized by FEBC-ALT Investors, a joint venture that included an affiliate of Fortress. Since 2001, in connection with its bankruptcy and reorganization efforts, Alterra has sold more than 200 facilities and parcels of land to third parties for in excess of $150.0 million.

In December 2002, individual leases on 35 facilities that were previously leased by Alterra from LTC Properties, Inc., or LTC, and its affiliates were either terminated or amended and restated, and Alterra entered into four separate master leases with LTC and its affiliates with respect to the facilities.

In April 2002, 43 facilities with a capacity for 1,526 residents that were previously leased by affiliates of Alterra from affiliates of Meditrust (La Quinta Properties, Inc.), or Meditrust, were conveyed by Meditrust to JER/NHP Senior Living Texas, L.P., JER/NHP Senior Living Wisconsin, LLC, JER/NHP Senior Living Kansas, Inc., and JER/NHP Senior Living Acquisition, LLC, collectively, JER I. The Meditrust-Alterra leases were terminated and the Alterra affiliates entered into a single master lease with JER I with respect to those facilities. In October 2002, three additional facilities that were previously mortgaged to Key Bank and six facilities that were previously mortgaged to Washington Mutual were conveyed by affiliates of Alterra to JER/NHP Senior Living Acquisition, LLC, or JER II. Simultaneous with the conveyances, affiliates of JER II leased these residences to ALS Leasing, Inc., a wholly-owned subsidiary of Alterra, under a single master lease.

In April 2002, Alterra entered into a single master lease with Nationwide Health Properties, Inc., or NHP, and its affiliates with respect to 57 facilities, which included six facilities that were previously leased by Alterra from Meditrust. Of the original NHP-Alterra portfolio, seven additional facilities were not included in the master lease due to underlying ground leases or bond-related indebtedness, and Alterra is obligated to amend the master lease to add six of these facilities when consents are obtained. One of the seven facilities will be added to the master lease in the near future. Since the time of entry into the master lease, six facilities have been sold. As a result, 52 facilities will remain under the master lease.

In July 2001, individual leases on 38 residences that were previously leased by Alterra from Health Care REIT, Inc., or HCR, and its affiliates were amended and restated into a single master lease with HCR and its affiliates with respect to 36 of the residences. In subsequent amendments, ten additional properties with a capacity for 424 residents were refinanced out of unaffiliated lender/lessor portfolios and added to the master lease, and one property originally included in the master lease was sold and removed from the master lease. As a result, Alterra currently leases 45 facilities from HCR and its affiliates under the master lease. In connection with our acquisition of the SALI Portfolio, this lease has been amended and restated.

During 2001, Alterra negotiated a series of agreements that resulted in the discontinuation of joint venture arrangements with respect to 42 residences. In October 2001, Alterra negotiated the buyout of a joint venture partner’s interest in 15 residences in connection with a modification and settlement agreement with one investor group. In December 2001, Alterra terminated its joint venture with Pioneer Development Company, or Pioneer, by exchanging ownership interests in 12 joint venture entities jointly owned with this group, resulting in Alterra and Pioneer each acquiring sole ownership in six of these residences. Also in December 2001, Alterra terminated its development joint venture with Manor Care, Inc. relating to 13 residences in connection with consummating a global settlement of various pending claims between Alterra and Manor Care and its affiliates.

Acquisition and History of Fortress CCRC Portfolio

In September 2005, a wholly-owned subsidiary of ours merged with and into Fortress CCRC resulting in the issuance of an aggregate of 8,250,000 shares of our common stock for all of the outstanding membership interests of Fortress CCRC. As a result of this transaction, Fortress CCRC became our wholly-owned subsidiary and Fortress Investment Trust II, the former sole member of Fortress CCRC, received shares of our common stock and became a significant stockholder of ours. See ‘‘Principal and Selling Stockholders’’ and ‘‘Certain Relationships and Related Party Transactions.’’

The NBA is a 501(c)(3) not-for-profit organization founded in 1887. As a result of deteriorating operating performance and unsuccessful negotiations to restructure the NBA’s debt and management, bonds issued by the NBA were trading at a discount to their par value. Between January and February 2004, FIT CCRC LLC, a fund managed by an affiliate of Fortress, acquired the NBA debt and was on the unsecured creditors’ committee to lead a restructuring of the NBA. In February 2004, the NBA elected to file for bankruptcy protection. In September 2004, Fortress CCRC signed an asset purchase agreement to acquire 11 CCRC facilities consisting of 4,053 units/beds (including 817 resident-owned cottages on our CCRC campuses managed by us) across ten states from the NBA as debtor in possession under Chapter 11 of the U.S. bankruptcy code. Fortress CCRC was subsequently selected as the winning bidder through a bankruptcy auction in December 2004. In April and May 2005, Fortress

CCRC purchased 11 of the facilities consisting of 4,053 units/beds (including 817 resident-owned cottages on our CCRC campuses managed by us) from the NBA for an aggregate purchase price of approximately $210.5 million, including closing costs and the assumption of $24.4 million of refundable entrance fees. Three of these facilities were sold by Fortress CCRC to other purchasers for $30.3 million simultaneously with or shortly after their purchase. Of the eight facilities that remained, Fortress CCRC sold one on July 1, 2005 for $2.5 million and one on September 14, 2005 for $9.0 million. It is our intention to retain ownership of the six remaining facilities. We refer to these six facilities in this prospectus as the ‘‘Fortress CCRC Portfolio.’’ We plan to improve the operation of the Fortress CCRC Portfolio, which we believe has been severely under-managed as a result of significant turmoil at the NBA prior to and during the bankruptcy process.

Operations

Segments

We have seven reportable segments which we determined based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. In addition, the management approach focuses on financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters. We continue to evaluate the type of financial information necessary for the decision makers as we implement our growth strategies. Prior to formation on September 30, 2005 and presently, each of Brookdale Living, which includes BLC, the Fortress CCRC Portfolio and the Prudential Portfolio, and Alterra, had and has distinct chief operating decision makers, or CODMS. Each of our facilities are considered separate operating segments because they each engage in business activities from which they earn revenues and incur expenses, their operating results are regularly reviewed by the CODMS to make decisions about resources to be allocated to the segment and assess its performance, and discrete financial information is available.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, permits aggregation of operating segments that share all common operating characteristics (similar products and services, similar methods used to deliver or provide their products and services, and similar type and class of customer for their products and services) and similar economic characteristics (revenue recognition and gross margin). We believe that each of our facilities provides similar services, delivers these services in a similar manner, and has common type and class of customer. In addition, all of our facilities recognize and report revenue in a similar manner. However, our individual facility gross margins vary significantly. Therefore, we have aggregated our segments based upon the lowest common economic characteristic of each of our facilities: gross margin. The CODMS allocate resources in large part based on margin and analyze each of the facilities as having either (1) less than 20% operating margins, (2) more than 20% operating margins but less than 40% operating margins, or (3) greater than 40% operating margins. The CODMS believe that the margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facility’s operating performance and resource requirements. Accordingly, our operating segments are aggregated into six reportable segments based on comparable operating margins within each of Brookdale Living and Alterra. We defined our operating margin for each group of facilities as that group's operating income divided by its revenue. Operating income represents revenue less operating expenses (excluding depreciation and amortization). See Note 14 to our Consolidated and Combined Financial Statements included with this prospectus.

We also present a seventh reportable segment for management services because the economic and operating characteristics of these services are different from our facilities aggregated above.

Our Product Offerings

We offer a variety of senior living housing and service alternatives in facilities located across the United States. Our primary product offerings consist mainly of (i) Independent Living Facilities, (ii) Assisted Living Facilities, (iii) Memory Care Facilities, and (iv) CCRCs. Following is a description of each:

•	Independent Living Facilities

Our Independent Living Facilities are primarily designed for middle to upper income senior citizens age 70 and older who desire an upscale residential environment providing the highest quality of service.

The majority of our Independent Living Facilities consist of both independent living and assisted living units in a single facility, which allows residents to ‘‘age-in-place’’ by providing them with a continuum of senior independent and assisted living services. While the number varies depending upon the particular facility, 84% of all of the units at our Independent Living Facilities are independent living units (of our facilities with both independent and assisted living units, approximately 75% of the total units are designated as independent living units), with a smaller number of units licensed for assisted living.

Our Independent Living Facilities are large multi-story buildings containing from 74 to 341 units. Residents may choose from studio, one-bedroom and two-bedroom units, depending upon the specific facility.

Each Independent Living Facility provides residents with basic services such as meal service, 24-hour emergency response, housekeeping, concierge services, transportation and recreational activities. Most of these facilities also offer custom tailored supplemental care services at an additional charge under the ‘‘Personally Yours’’ program, which may include medication reminders, check-in services and escort and companion services. Additional fees that we collect in connection with our ‘‘Personally Yours’’ program vary by facility and range from $5 to $50 per service.

In addition to the basic services, our Independent Living Facilities that include assisted living also provide residents with supplemental care services options to provide assistance with ADLs. The levels of care provided to residents vary from facility to facility depending, among other things, upon the licensing requirements of the state in which the facility is located.

Residents in these facilities are able to maintain their residency for an extended period of time due to the range of service options available to residents (not including skilled nursing) as their needs change. Residents with cognitive or physical frailties and higher level service needs are accommodated with supplemental services in their own units or, in certain facilities, are cared for in a more structured and supervised environment on a separate wing or floor. These facilities also have a dedicated assisted living staff, including nurses at the majority of facilities, and separate assisted living dining rooms and activity areas.

As of the date of this prospectus, our Independent Living Facilities represent approximately 40.0% of our total senior living capacity. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, our Independent Living Facilities represent approximately 37.4% of our total senior living capacity.

•	Assisted Living Facilities

Our Assisted Living Facilities offer housing and 24-hour assistance with ADLs to mid-acuity frail and elderly residents.

Our Assisted Living Facilities include both freestanding, multi-story facilities with more than 30 beds and smaller, freestanding single story facilities with less than 30 beds. Depending upon the specific location, the facility may include (i) private studio, one-bedroom and one-bedroom deluxe apartments, or (ii) individual rooms for one or two residents in wings or ‘‘neighborhoods’’ scaled to a single-family home, which includes a living room, dining room, patio or enclosed porch, laundry room and personal care area, as well as a caregiver work station.

All residents at these facilities receive the basic care level, which includes ongoing health assessments, three meals per day and snacks, coordination of special diets planned by a registered dietitian, assistance with coordination of physician care, social and recreational activities, housekeeping and personal laundry services. In some locations we offer our residents exercise programs and programs designed to address issues associated with early stages of Alzheimer’s and other forms of dementia. In addition, we offer higher levels of personal care services to residents at these facilities that are very physically frail or experiencing early stages of Alzheimer’s disease or other dementia and who require more frequent or intensive physical assistance or increased personal care and supervision due to cognitive impairments. For example, physically frail residents may require medication management, two-person transfer from a wheelchair or incontinence care. These additional services, which we offer for an additional cost, are part of our ‘‘YourCare’’ program. Additional fees that we collect in connection with our ‘‘YourCare’’ program vary by facility and range from $0 to $3,600 per month per resident.

As of the date of this prospectus, our Assisted Living Facilities represent approximately 41.7% of our senior living capacity. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, our Assisted Living Facilities represent approximately 36.0% of our senior living capacity.

•	Memory Care Facilities

Our Memory Care Facilities are specially designed freestanding facilities for residents with Alzheimer’s disease and other dementias requiring the attention, personal care and services needed to help cognitively impaired residents maintain a higher quality of life.

Our Memory Care Facilities have from 20 to 60 beds and some are part of a campus setting, which includes a free-standing assisted living facility.

As a result of their progressive decline in cognitive abilities, including impaired memory, thinking and behavior, residents at these facilities typically require higher levels of personal care and services. In addition, residents require increased supervision because they are typically highly confused, wander prone and incontinent. Specialized services include assistance with ADLs, behavior management and an activities program, the goal of which is to provide a normalized environment that supports residents’ remaining functional abilities. Whenever possible, residents participate in all facets of daily life at the residence, such as assisting with meals, laundry and housekeeping.

As of the date of this prospectus, our Memory Care Facilities represent approximately 9.1% of our senior living capacity. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, our Memory Care Facilities represent approximately 6.2% of our senior living capacity.

•	CCRCs

Our CCRCs offer a variety of living arrangements and services to accommodate all levels of physical ability and health. Most of our CCRCs have independent living, assisted living and skilled nursing available on one campus, and some also include memory care and Alzheimer’s units. In addition, four of our CCRC facilities also contain single-family homes that are owned by the resident, who pays a monthly maintenance charge to the community for various maintenance services.

Some of our CCRCs require the residents in the independent living apartment units to pay a one-time upfront entrance fee, which fee is partially refundable upon the subsequent sale of the unit or, in certain cases, upon the sale of a comparable unit.

In addition, we have one skilled nursing facility—Westbury Care Center—that is not part of a CCRC.

As of the date of this prospectus, our CCRCs represent approximately 9.0% of our total senior living capacity and our single skilled nursing facility represents approximately 0.2% of our total senior living capacity. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, our CCRCs represent approximately 19.6% of our total senior living capacity and our skilled nursing facilities represent approximately 0.8% of our total senior living capacity.

Operations Overview

We continually review opportunities to expand the amount of services we provide to our residents. To date, we have been able to increase our monthly resident fees each year and we have generally experienced increasing facility operating margins through a combination of the implementation of efficient operating procedures and the economies of scale associated with the size and number of our facilities. Our operating procedures include securing national vendor contracts to obtain the lowest possible pricing for certain services such as food, energy and insurance, implementing strict budgeting and financial controls at each facility, and establishing standardized training and operations procedures.

We also purchase annual insurance policies in the ordinary course of business for property, auto, workers’ compensation and excess auto/employer liability and most recently purchased a three-year general/professional liability policy, with a one-year excess general liability policy. See ‘‘Risk Factors— Significant legal actions and liability claims against us in excess of insurance limits could subject us to increased operating costs and substantial uninsured liabilities, which may adversely affect our financial condition and operating results’’ for additional information on specific insurance coverage limits.

We believe that successful senior living operators must effectively combine the business disciplines of housing, hospitality, health care, marketing, finance and real estate expertise.

We have implemented intensive standards, policies and procedures and systems, including detailed staff manuals, which we believe have contributed to our facility operating margins. We have centralized accounting controls, finance and other operating functions so that, consistent with our operating philosophy, facility-based personnel can focus on resident care and efficient operations. Staff in both our headquarters in Chicago, Illinois and at our executive office in Milwaukee, Wisconsin are responsible for the establishment of company-wide policies and procedures relating to, among other things, resident care; facility design and facility operations; billings and collections; accounts payable; finance and accounting; risk management; development of employee training materials and programs; marketing activities; the hiring and training of management and other facility-based personnel; compliance with applicable local and state regulatory requirements; and implementation of our acquisition, development and leasing plans.

Consolidated Corporate Operations Support

We have developed a centralized infrastructure and services platform, which provides us with a significant operational advantage over local and regional operators of senior living facilities. The size of our business also allows us to achieve increased efficiencies with respect to various corporate functions such as human resources, finance, accounting, legal, information technology and marketing. We are also able to realize cost efficiencies in the purchasing of food, supplies, insurance, benefits, and other goods and services. In addition, we have established an operations group to support all of our product lines and facilities in areas such as training, regulatory affairs, asset management, dining and procurement.

Facility Staffing and Training

Each facility has an Executive Director or Residence Director, each a Director, responsible for the overall day-to-day operations of the facility, including quality of care, social services and financial performance. Each Director receives specialized training from us. In addition, a portion of each Director’s compensation is directly tied to the operating performance of the facility and to the maintenance of high occupancy levels. We believe that the quality of our facilities, coupled with our competitive compensation philosophy, have enabled us to attract high-quality, professional Directors.

Depending upon the size of the facility, each Director is supported by a facility staff member who is directly responsible for day-to-day care of the residents and either facility staff or regional support to oversee the facility’s marketing and community outreach programs. Other key positions supporting each facility may include individuals responsible for food service, activities, housekeeping, and engineering.

We believe that quality of care and operating efficiency can be maximized by direct resident and staff contact. Employees involved in resident care, including the administrative staff, are trained in the support and care needs of the residents and emergency response techniques. We have adopted formal training and evaluation procedures to help ensure quality care for our residents. We have extensive policy and procedure manuals and hold frequent training sessions for management and staff at each site.

Quality Assurance

We maintain quality assurance programs at each of our facilities through our corporate staff. Our quality assurance program is designed to achieve a high degree of resident and family member satisfaction with the care and services that we provide. Our quality control measures include, among other things, facility inspections conducted by corporate staff on a regular basis. These inspections cover the appearance of the exterior and grounds; the appearance and cleanliness of the interior; the professionalism and friendliness of staff; resident care; the quality of activities and the dining program; observance of residents in their daily living activities; and compliance with government regulations. Our quality control measures also include the survey of residents and family members on a regular basis to monitor their perception of the quality of services provided to residents.

In order to foster a sense of community as well as to respond to residents’ desires, at our facilities, we have established a resident council or other resident advisory committee that meets monthly with the Director of the facility. Separate resident committees also exist at many of these facilities for food service, activities, marketing and hospitality. These committees promote resident involvement and satisfaction and enable facility management to be more responsive to the residents’ needs and desires.

Marketing and Sales

Our marketing strategy is intended to create awareness of us, our facilities, our products and our services among potential residents and their family members and among referral sources, including hospital discharge planners, physicians, clergy, area agencies for the elderly, skilled nursing facilities, home health agencies and social workers. Our marketing staff develops overall strategies for promoting our facilities and monitors the success of our marketing efforts, including outreach programs. In addition to direct contacts with prospective referral sources, we also rely on print advertising, yellow pages advertising, direct mail, signage and special events, health fairs and community receptions. Certain resident referral programs have been established and promoted within the limitations of federal and state laws at many facilities.

Facilities

As of March 31, 2006, we operated 403 facilities across 32 states, with the capacity to serve approximately 30,800 residents. Of the facilities we currently operate, we own 94, we lease 299 pursuant to operating and capital leases and 10 are owned by third parties. On a pro forma basis for the ARC Merger and Recent Acquisitions, as of March 31, 2006, we operate over 530 facilities across 33 states with the capacity to serve over 50,000 residents.

The following table sets forth certain information regarding our facilities, as of March 31, 2006:

	Occupancy at March 31, 2006		Ownership Status at March 31, 2006
State	Units/Beds	Occupancy	Leased	Owned	Managed	Total
Alabama	322	79.5%	1	1	1	3
Arizona	661	91.5%	8	—	1	9
California	2,031	90.5%	3	9	—	12
Colorado	1,572	89.4%	15	3	—	18
Connecticut	292	96.6%	2	—	—	2
Florida	4,746	91.9%	35	17	2	54
Georgia	466	97.9%	—	4	—	4
Idaho	228	87.3%	3	—	—	3
Illinois	2,306	91.9%	9	2	—	11
Indiana	1,150	88.3%	10	4	—	14
Iowa	139	87.1%	—	1	—	1
Kansas	829	87.0%	10	8	—	18
Massachusetts	282	97.2%	1	—	—	1
Michigan	1,851	88.4%	25	3	3	31
Minnesota	643	88.5%	16	—	—	16
Mississippi	52	61.5%	1	—	—	1
Missouri	948	89.7%	1	2	—	3
Nevada	306	100.0%	3	—	—	3

	Occupancy at March 31, 2006		Ownership Status at March 31, 2006
State	Units/Beds	Occupancy	Leased	Owned	Managed	Total
New Jersey	343	93.3%	6	—	—	6
New Mexico	344	97.1%	2	—	—	2
New York	1,196	92.4%	10	6	—	16
North Carolina	743	91.4%	12	1	—	13
Ohio	1,657	89.3%	24	4	—	28
Oklahoma	1,141	86.8%	26	1	1	28
Oregon	823	88.1%	12	—	—	12
Pennsylvania	541	79.5%	3	3	1	7
South Carolina	336	89.9%	8	—	—	8
Tennessee	1,218	92.3%	5	13	1	19
Texas	1,927	85.9%	26	6	—	32
Virginia	353	98.6%	1	1	—	2
Washington	902	91.0%	8	3	—	11
Wisconsin	422	92.9%	13	2	—	15
Total	30,770	90.2%	299	94	10	403

The table below sets forth certain information regarding the top 15 facilities, by number of units, for each of BLC, Alterra, and ARC, as well as all of the properties in the Prudential Portfolio and the Fortress CCRC Portfolio.

		Number of Units/Beds
Facility Name	Location	Independent Living	Assisted Living	Memory Care	Skilled Nursing	Equity Homes	Total
Brookdale Living Communities(1)
The Hallmark-Chicago	Chicago, IL	341	—	—	—	—	341
The Hallmark-Battery Park	New York, NY	197	20	—	—	—	217
The Devonshire of Lisle	Lisle, IL	296	25	—	—	—	321
Classic at West Palm Beach	West Palm Beach, FL	237	64	—	—	—	301
The Atrium of San Jose	San Jose, CA	291	—	—	—	—	291
River Bay Club	Quincy, MA	282	—	—	—	—	282
The Chambrel at Roswell	Roswell, GA	224	24	—	—	32	280
Grand Court Overland Park	Overland Park, KS	276	—	—	—	—	276
Woodside Terrace	Redwood City, CA	177	93	—	—	—	270
Chambrel at Island Lake	Longwood, FL	213	40	—	—	16	269
Kenwood of Lakeview	Chicago, IL	220	44	—	—	—	264
Devonshire of Hoffman Estates	Hoffman Estates, IL	228	34	—	—	—	262
Chambrel at Club Hill	Garland, TX	176	68	—	—	16	260
The Chambrel at Williamsburg	Williamsburg, VA	201	54	—	—	—	255
The Heritage of Des Plaines	Des Plaines, IL	226	29	—	—	—	255
Meadows of Glen Ellyn	Glen Ellyn, IL	190	44	—	—	—	234
Alterra(2)
Wynwood & Villas at Canterbury Gardens	Aurora, CO	153	65	—	—	—	218
Wynwood of Columbia Edgewater	Richland, WA	—	128	—	—	—	128
Villas at Union Park	Tacoma, WA	119	—	—	—	—	119
Wynwood of Kenmore	Kenmore, NY	—	113	—	—	—	113
Wynwood of Northampton Manor	Richboro, PA	—	113	—	—	—	113
Wynwood of Niskayuna	Niskayuna, NY	—	100	—	—	—	100
Wynwood of Rogue Valley	Medford, OR	—	95	—	—	—	95
Villas of Sparks	Sparks, NV	90	—	—	—	—	90
Wynwood of Forest Grove	Forest Grove, OR	—	88	—	—	—	88
Villas of McMinnville	McMinnville, OR	87	—	—	—	—	87
Villas of Sherman Brook	Clinton, NY	84	—	—	—	—	84

		Number of Units/Beds
Facility Name	Location	Independent Living	Assisted Living	Memory Care	Skilled Nursing	Equity Homes	Total
Brookdale Living Communities(1)
Villas of Summerfield Village	Syracuse, NY	84	—	—	—	—	84
Villas at the Atrium	Boulder, CO	82	—	—	—	—	82
Wynwood of River Place	Boise, ID	—	80	—	—	—	80
Wynwood of Manilus	Manilus, NY	—	80	—	—	—	80
American Retirement Communities(3)
Freedom Village Brandywine	West Brandywine, PA	292	16	18	47	—	373
Lake Seminole Square	Seminole, FL	305	33	—	—	—	338
Broadway Plaza	Ft. Worth, TX	214	40	—	122	—	376
Carriage Club of Charlotte	Charlotte, NC	276	56	34	42	—	408
Carriage Club of Jacksonville	Jacksonville, FL	238	60	—	—	—	298
Freedom Plaza Arizona	Peoria, AZ	346	—	—	128	—	474
Freedom Plaza Sun City Center	Sun City Center, FL	428	26	—	108	—	562
Freedom Village Holland	Holland, MI	327	21	28	67	—	443
Imperial Plaza	Richmond, VA	758	148	—	—	—	906
Santa Catalina Villas	Tucson, AZ	158	70	15	42	—	285
Somerby at University Park	Birmingham, AL	238	90	28	—	—	356
Trinity Towers	Corpus Christi, TX	197	62	20	75	—	354
Freedom Square	Seminole, FL	362	107	76	194	—	739
Burcham Hills	East Lansing, MI	84	67	34	133	—	318
The Towers	San Antonio, TX	353	—	—	—	—	353
Prudential Portfolio(1)
Lodge at Paulin Creek	Santa Rosa, CA	250	—	—	—	—	250
Oak Tree Villa	Scotts Valley, CA	126	70	—	—	—	196
Pacific Inn	Torrance, CA	134	—	—	—	—	134
Inn at the Park	Irvine, CA	70	64	—	—	—	134
Nohl Ranch Inn	Anaheim Hills, CA	85	42	—	—	—	127
Mirage Inn	Rancho Mirage, CA	94	31	—	—	—	125
Ocean House	Santa Monica, CA	50	67	—	—	—	117
The Lexington	Ventura, CA	56	58	—	—	—	114
The Gables	Monrovia, CA	41	23	—	—	—	64
Fortress CCRC Portfolio(1)
Cypress Village	Jacksonville, FL	364	39	60	60	292	815
Foxwood Springs	Raymore, MO	141	62	50	58	246	557
Village at Skyline	Colorado Springs, CO	347	86	13	57	59	562
Robin Run Village	Indianapolis, IN	199	—	24	60	228	511
Patriot Heights	San Antonio, TX	162	10	—	60	—	232
Ramsey Home/Ramsey Village	Des Moines, IA	10	51	24	54	—	139

(1)	Operate within our Brookdale Living group of facilities.

(2)	Operate within our Alterra group of facilities.

(3)	Upon consummation of the ARC Merger, all of the American Retirement communities set forth in this table will operate within our Brookdale Living group of facilities, except for Freedom Square, which will operate within our Management Services group of facilities, and Burcham Hills and The Towers, which will operate within our Alterra group of facilities.

In addition, on July 1, 2005 and September 14, 2005, Fortress CCRC sold Heatherwood Village and Heritage Crossing, 189- and 233-unit facilities located in Newton, Kansas and Edmond, Oklahoma, respectively. A subsidiary of BLC continued to manage Heatherwood Village through January 2006 pursuant to a management agreement with the new owner.

Corporate Offices

Our main corporate offices are all leased, including our 30,314 square foot corporate headquarters facility in Chicago, Illinois, and our 59,825 square foot executive office in Milwaukee, Wisconsin, and, following the consummation of the ARC Merger, a 46,424 square foot executive office in Nashville, Tennessee.

Competition

The senior living industry is highly competitive. We compete with numerous other companies that provide similar senior living alternatives, such as home health care agencies, community-based service programs, retirement communities, convalescent centers and other senior living providers. In general, regulatory and other barriers to competitive entry in the independent living and assisted living segments of the senior living industry are not substantial. Although new construction of senior living communities has declined, we have experienced and expect to continue to experience competition in our efforts to acquire and operate senior living facilities. Some of our present and potential senior living competitors have, or may obtain, greater financial resources than us and may have a lower cost of capital. Consequently, we may encounter competition that could limit our ability to attract residents or expand our business, which could have a material adverse effect on our revenues and earnings. Our major competitors are Sunrise Senior Living, Inc., Colson & Colson/Holiday Retirement Corp., Professional Community Management Life Care Services, LLC and Atria Senior Living Group.

Customers

Our target independent living residents are senior citizens age 70 and older who desire or need a more supportive living environment. The average independent living resident resides in an independent living facility for 34 months. A number of our independent living residents relocate to one of our facilities in order to be in a metropolitan area that is closer to their adult children.

Our target assisted living residents are predominantly female senior citizens age 85 and older who require daily assistance with two or three ADLs. The average assisted living resident resides in an assisted living facility for 23 months. Residents typically enter an assisted living facility due to a relatively immediate need for services that might have been triggered by a medical event or need.

We believe our combination of independent and assisted living operating expertise and the broad base of customers that this enables us to target creates a unique opportunity for us to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living, CCRC and skilled nursing assets.

Our Employees

As of March 31, 2006 we had approximately 9,300 full-time and approximately 6,700 part-time employees, of which 155 work in our Chicago headquarters office and 190 work in our Milwaukee executive office. Five of our employees are unionized. We currently consider our relationship with our employees to be good. On a pro forma basis for the ARC Merger and the Recent Acquisitions, as of March 31, 2006, we have approximately 17,200 full-time and approximately 10,400 part-time employees, of which 139 work in our Chicago headquarters office, 222 work in our Milwaukee office, and 236 work in our Nashville office.

Government Regulation

The regulatory environment surrounding the senior living industry continues to intensify in the amount and type of laws and regulations affecting it. In addition, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws. This is particularly true for large for-profit, multi-facility providers like us. Some of the laws and regulations that impact our industry include: state and local laws impacting licensure, protecting consumers against deceptive practices, and generally affecting the facilities’ management of property and equipment and how we otherwise conduct our operations, such as fire, health and safety laws and regulations and privacy laws, federal and state laws designed to protect Medicare and Medicaid, which mandate what are allowable costs, pricing, quality of services, quality of care, food service, resident rights (including abuse and neglect) and fraud; federal and state residents’ rights statutes and regulations; Anti-Kickback and physicians referral (‘‘Stark’’) laws; and safety and health standards set by the Occupational Safety and Health Administration. We are unable to predict the future course of federal, state and local legislation or regulation. Changes in the regulatory framework could have a material adverse effect on our business.

Many senior living facilities are also subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. Although requirements vary from state to state, these requirements may address, among others, the following: personnel education, training and records; facility services, including administration of medication, assistance with self-administration of medication and the provision of nursing services; staffing levels; monitoring of resident wellness; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; professional licensing and certification of staff prior to beginning employment; and resident rights and responsibilities, including in some states the right to receive health care services from providers of a resident’s choice that are not our employees. In several of the states in which we operate or may operate, we are prohibited from providing certain higher levels of senior care services without first obtaining the appropriate licenses. In addition, in several of the states in which we operate or intend to operate, assisted living facilities and/or skilled nursing facilities require a certificate of need before the facility can be opened or the services at an existing facility can be expanded. Senior living facilities may also be subject to state and/or local building, zoning, fire and food service codes and must be in compliance with these local codes before licensing or certification may be granted. These laws and regulatory requirements could affect our ability to expand into new markets and to expand our services and facilities in existing markets. In addition, if any of our presently licensed facilities operates outside of its licensing authority, it may be subject to penalties, including closure of the facility.

The intensified regulatory and enforcement environment impacts providers like us because of the increase in the number of inspections or surveys by governmental authorities and consequent citations for failure to comply with regulatory requirements. Unannounced surveys or inspections may occur annually or bi-annually, or following a state’s receipt of a complaint about the facility. From time to time in the ordinary course of business, we receive deficiency reports from state regulatory bodies resulting from such inspections or surveys. Most inspection deficiencies are resolved through an agreed-to plan of corrective action relating to the facility’s operations, but the reviewing agency typically has the authority to take further action against a licensed or certified facility, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, partial and/or full denial of payments, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Loss, suspension or modification of a license may also cause us to default under our leases and/or trigger cross-defaults. Sanctions may be taken against providers or facilities without regard to the providers’ or facilities’ history of compliance. We may also expend considerable resources to respond to federal and state investigations or other enforcement action under applicable laws or regulations. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues. However, any future substantial failure to comply with any applicable legal and regulatory requirements could result in a material adverse effect to our business as a whole. In addition, state Attorney Generals vigorously enforce consumer protection laws as those laws relate to the senior living industry. State Medicaid Fraud and Abuse Units may investigate assisted living facilities even if the facility or any of its residents do not receive federal or state funds.

Regulation of the senior living industry is evolving at least partly because of the growing interests of a variety of advocacy organizations and political movements attempting to standardize regulations for certain segments of the industry, particularly assisted living. Our operations could suffer if future regulatory developments, such as federal assisted living laws and regulations, as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials, increase the number of citations that can result in civil or criminal penalties. Certain current state laws and regulations allow enforcement officials to make determinations on whether the care provided by one or more of our facilities exceeds the level of care for which the facility is licensed. A finding that a facility is delivering care beyond its license might result in the immediate transfer and discharge of residents, which may create market instability and other adverse consequences. Furthermore, certain states may allow citations in one facility to impact other facilities in the state or, in certain circumstances, in another state. Revocation of a license at a given facility could therefore impact our ability to obtain new licenses or to renew existing licenses at other facilities, which may also cause us to be in default under our leases and trigger cross-defaults or may also trigger defaults under certain of our credit agreements, or adversely affect our ability to operate and/or obtain financing in the future. If a state were to find that one facility’s citation will impact another of our facilities, this will also increase costs and result in increased surveillance by the state survey agency. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, including increased enforcement brought about by advocacy groups, in addition to federal and state regulators, our operations could be adversely affected. In addition, any adverse finding by survey and inspection officials may serve as the basis for false claims lawsuits by private plaintiffs and may lead to investigations under federal and state laws, which may result in civil and/or criminal penalties against the facility or individual.

There are various extremely complex federal and state laws governing a wide array of referrals, relationships and arrangements and prohibiting fraud by health care providers, including those in the senior living industry, and governmental agencies are devoting increasing attention and resources to such anti-fraud initiatives. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Balanced Budget Act of 1997 expanded the penalties for health care fraud. In addition, with respect to our participation in federal health care reimbursement programs, the government or private individuals acting on behalf of the government may bring an action under the False Claims Act alleging that a health care provider has defrauded the government and seek treble damages for false claims and the payment of additional civil monetary penalties. Recently, other health care providers have faced enforcement action under the False Claims Act. The False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government’s recovery. Because of these incentives, so-called ‘‘whistleblower’’ suits have become more frequent. Also, if any of our facilities exceeds its level of care, we may be subject to private lawsuits alleging ‘‘transfer trauma’’ by residents. Such allegations could also lead to investigations by enforcement officials, which could result in penalties, including the closure of facilities. The violation of any of these regulations may result in the imposition of fines or other penalties that could jeopardize our business.

Additionally, in several states, we operate facilities that participate in federal and/or state health care reimbursement programs, including state Medicaid waiver programs for assisted living facilities and the Medicare skilled nursing facility benefit program, or other federal and/or state health care programs. Consequently, we are subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent or are for items or services that were not provided as claimed. Similar state laws vary from state to state and we cannot be sure that these laws will interpreted consistently or in keeping with past practices. Violation of any of these laws can result in loss of licensure, civil or criminal penalties and exclusion of health care providers or suppliers from furnishing covered items or services to beneficiaries of the applicable federal and/or state health care reimbursement program. Loss of licensure may also cause us to default under our leases and/or trigger cross-defaults.

We are also subject to certain federal and state laws that regulate financial arrangements by health care providers, such as the Federal Anti-Kickback Law, the Stark laws and certain state referral laws. The Federal Anti-Kickback Law makes it unlawful for any person to offer or pay (or to solicit or receive) ‘‘any remuneration ... directly or indirectly, overtly or covertly, in cash or in kind’’ for referring or recommending for purchase any item or service which is eligible for payment under the Medicare and/or Medicaid programs. Authorities have interpreted this statute very broadly to apply to many practices and relationships between health care providers and sources of patient referral. If a health care provider were to violate the Federal Anti-Kickback Law, it may face criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid, which may also cause us to default under our leases and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our senior living communities, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations.

We are also subject to federal and state laws designed to protect the confidentiality of patient health information. The U.S. Department of Health and Human Services, or HHS, has issued rules pursuant to HIPAA relating to the privacy of such information. Rules that became effective April 14, 2003 govern our use and disclosure of health information at certain HIPAA covered facilities. We established procedures to comply with HIPAA privacy requirements at these facilities. We were required to be in compliance with the HIPAA rule establishing administrative, physical and technical security standards for health information by April 2005. To the best of our knowledge, we are in compliance with this rule. Although both current and pending HIPAA requirements affect the manner in which we handle health data and communicate with payors at covered facilities, we believe that the cost of compliance will not have a material adverse effect on our business, financial condition or results of operations.

Environmental Matters

Under various federal, state and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal or remediation of certain hazardous or toxic substances, including, among others, petroleum and materials containing asbestos, that could be located on, in, at or under a property, regardless of how such materials came to be located there. Additionally, such an owner or operator of real property may incur costs relating to the release of hazardous or toxic substances, including government fines and payments for personal injuries or damage to adjacent property. The cost of any required investigation remediation, removal, mitigation, compliance, fines or personal or property damages and our liability therefore could exceed the property’s value and/or our assets’ value. In addition, the presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents and retain existing residents, to borrow using such property as collateral or to develop or redevelop such property. In addition, such laws impose liability for investigation, remediation, removal and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third-party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Moreover, the imposition of such liability upon us could be joint and several, which means we could be required to pay for the cost of cleaning up contamination caused by others who have become insolvent or otherwise judgment proof.

We do not believe that we have incurred such liabilities as would have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to regulation under various federal, state and local environmental laws, including those relating to: the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment, and protection of the environment and natural resources in connection with development or construction of our properties.

Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents, including, for example, blood-soaked bandages, swabs and other medical waste products and incontinence products of those residents diagnosed with an infectious disease. The management of infectious medical waste, including its handling, storage, transportation, treatment and disposal, is subject to regulation under various federal, state and local environmental laws. These environmental laws set forth the management requirements for such waste, as well as related permit, record-keeping, notice and reporting obligations. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste. The use of such waste management companies does not immunize us from alleged violations of such medical waste laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed. Any finding that we are not in compliance with environmental laws could adversely affect our business operations and financial condition.

Federal regulations require building owners and those exercising control over a building’s management to identify and warn, via signs and labels, their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. The regulations also set forth employee training, record-keeping requirements and sampling protocols pertaining to asbestos-containing materials and potential asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials and potential asbestos-containing materials. The regulations may affect the value of a building containing asbestos-containing materials and potential asbestos-containing materials in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the facilities we own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan. Furthermore, the presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the facilities we own or may acquire may present a risk that third parties will seek recovery from the owners, operators or tenants of such properties for personal injury or property damage. In some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a facility to retain or attract residents and could adversely affect a facility’s market value.

We believe that we are in material compliance with applicable environmental laws.

We are unable to predict the future course of federal, state and local environmental regulation and legislation. Changes in the environmental regulatory framework could have a material adverse effect on our business. In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.

Intellectual Property

Brookdale®, Hallmark®, Devonshire®, Alterra®, Crossings®, Wynwood®, Sterling House®, Clare Bridge® and Clare Bridge Cottage® are registered service marks of ours. We also own various domain names in connection with our facilities.

Legal Proceedings

In connection with the sale of certain facilities to Ventas Realty Limited Partnership (‘‘Ventas’’) in 2004, two legal actions have been filed. The first action was filed on September 15, 2005 by current and former limited partners in 36 investing partnerships in the United States District Court for the Eastern District of New York captioned David T. Atkins et. al. v. Apollo Real Estate Advisors, L.P., et al (the ‘‘Action’’). On March 17, 2006, a third amended complaint was filed in the Action. The third amended complaint is brought on behalf of current and former limited partners in 14 investing partnerships. It names as defendants, among others, the Company, BLC, GFB-AS Investors, LLC (‘‘GFB-AS’’), a subsidiary of BLC, the general partners of the 14 investing partnerships, which are alleged to be subsidiaries of GFB-AS, Fortress Investment Group LLC, an affiliate of our largest stockholder, and our Chief Financial Officer. The nine count third amended complaint alleges, among other things, (i) that the defendants converted for their own use the property of the limited partners of 11 partnerships, including through the failure to obtain consents the plaintiffs contend were required for the sale of facilities indirectly owned by those partnerships to Ventas; (ii) that the defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) that certain defendants, not including the Company, committed mail fraud in connection with the sale of facilities indirectly owned by the 14 partnerships at issue in the Action to Ventas; (iv) that certain defendants, not including the Company, committed wire fraud in connection with certain communications with plaintiffs in the Action and another investor in a limited partnership; (v) that the defendants committed substantive violations of the Racketeer Influenced and Corrupt Organizations Act (‘‘RICO’’); (vi) that the defendants conspired to violate RICO; (vii) that GFB-AS and the general partners violated the partnership agreements of the 14 investing partnerships; (viii) that GFB-AS, the general partners, and our Chief Financial Officer breached fiduciary duties to the plaintiffs; and (vii) that the defendants were unjustly enriched. The plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. We have filed a motion to dismiss the claims and intend to continue to vigorously defend this Action. A putative class action lawsuit was also filed on March 22, 2006 by certain limited partners in four of the same partnerships involved in the Action in the Court of Chancery for the State of Delaware captioned Edith Zimmerman et al. v. GFB-AS Investors, LLC and Brookdale Living Communities, Inc. (the ‘‘Second Action’’). The putative class in the Second Action consists only of those limited partners in the four investing partnerships who are not plaintiffs in the Action. The Second Action names as defendants BLC and GFB-AS. The complaint alleges a claim for breach of fiduciary duty arising out of the sale of facilities indirectly owned by the investing partnerships to Ventas and the subsequent lease of those facilities by Ventas to subsidiaries of BLC. The plaintiffs seek, among other relief, an accounting, damages in an unspecified amount, and disgorgement of unspecified amounts by which the defendants were allegedly unjustly enriched. We also intend to vigorously defend this Second Action. Because these actions are in an early stage we cannot estimate the possible range of loss, if any.

In addition, from time to time, we and ARC are party to other legal and administrative proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters either singularly or in aggregate will have a material adverse effect on the our consolidated financial position, results of operations or cash flows.

Leases

Provident Sale-Leasebacks

In each of the following sale-leaseback transactions, Provident entered into the relevant purchase agreement and master lease agreement with certain of our affiliated entities in 2004. On June 7, 2005, Ventas announced that it had completed the acquisition of Provident pursuant to the terms of the Agreement and Plan of Merger dated as of April 12, 2005, pursuant to which Provident was merged with and into a wholly-owned subsidiary of Ventas.

Alterra’s Sale of the Alterra/Provident Properties

In the fourth quarter of 2004, pursuant to a stock purchase agreement, or the Alterra/Provident Purchase Agreement, entered into in June 2004, as amended in October 2004, between Alterra and Provident, Alterra sold to Provident 100% of the outstanding capital stock of certain Alterra subsidiaries for an aggregate purchase price of approximately $240.4 million (including $3.5 million of transaction expenses), or the Alterra/Provident Sale. Pursuant to the terms of the Alterra/Provident Purchase Agreement, Alterra consummated the Alterra/Provident Acquisition in two separate closings. The Alterra subsidiaries owned a total of 47 assisted living facilities, or the Alterra/Provident Properties, together in each case with certain related personal property. Certain other real and personal property owned by the Alterra subsidiaries and all of the liabilities and obligations of the Alterra subsidiaries other than certain liabilities relating to the Alterra/Provident Properties that were not required to be reflected or reserved on a balance sheet in accordance with GAAP were transferred to or assumed by Alterra or a subsidiary of Alterra prior to the completion of the Alterra/Provident Sale.

Alterra agreed to indemnify Provident for any losses it may incur as a result of (a) any inaccuracy or breach of any representation or warranty made by Alterra in the Alterra/Provident Purchase Agreement, (b) any breach or failure by Alterra to perform its obligations under the Alterra/Provident Purchase Agreement, (c) any Alterra/Provident Excluded Assets and Alterra/Provident Excluded Liabilities, (d) certain environmental claims relating to the Alterra/Provident Properties, (e) any third party claims arising out of actions, omissions, events or facts occurring on or prior to the closing of the Alterra/Provident Sale relating to the assets, properties and business of Alterra, and (f) certain fees and expenses of Alterra’s advisors. Alterra is not required to indemnify Provident for any loss arising from matters set forth in clauses (a) and (e) above, which does not exceed $25,000 and has no obligation to indemnify Provident with respect to any losses until such losses exceed $650,000 and in no event will Alterra be required to indemnify Provident for losses in excess of $25.0 million that arise from those matters set forth in clauses (a), (d) and (e) above; provided, however, that such cap shall not apply to any third-party claim relating to or arising out of the operation of the senior living business conducted by Alterra and its affiliates, including prior to the closing date of the Alterra/Provident sale of certain Alterra subsidiaries. In addition, Alterra is not required to indemnify Provident for breaches of representations and warranties of which Provident’s officers obtained actual knowledge prior to the execution of the Alterra/Provident Purchase Agreement. Alterra is also not required to indemnify Provident for matters of which Provident’s officers obtained actual knowledge prior to the closing of the Alterra/Provident Acquisition, unless on or before such date Provident notified them of such matters and Alterra agreed prior to such date that Provident was not obligated to close the transactions contemplated by the Alterra/Provident Purchase Agreement. Moreover, Alterra has generally agreed to indemnify Provident against any tax liability with respect to periods ending on or before, and transactions occurring before, the Alterra/Provident Sale. Provident has agreed to release the stockholders of Alterra and their affiliates (other than Alterra and its subsidiaries) from any claims or losses arising out of the transactions contemplated by the Alterra/Provident Purchase Agreement.

Provident agreed to indemnify Alterra for any losses it may incur as a result of (a) any inaccuracy or breach of any representation or warranty made by it, (b) any breach or failure by Provident to perform its obligations under the Alterra/Provident Purchase Agreement and (c) any third party claims as a result of any inspections of the Alterra/Provident Properties performed by Provident. Provident is not required to indemnify Alterra for any loss arising from matters set forth in clauses (a) and (e) above, which does not exceed $25,000 and Provident has no obligation to indemnify Alterra with respect to any losses until such losses exceed $650,000 and in no event will Provident be required to indemnify for losses in excess of $25.0 million that arise from those matters set forth in clauses (a) and (c) above. Moreover, Provident has generally agreed to indemnify Alterra against any tax liability (other than tax liability required to be borne or paid by the Alterra/Provident Tenants (as defined below) pursuant to the Alterra/Provident Property Leases (as defined below)) with respect to periods beginning after, and transactions occurring after, the closing of the Alterra/Provident Sale.

Alterra paid all of the expenses incurred in connection with the consummation of the Alterra/Provident Sale, including certain of Provident’s expenses. However, upon Alterra’s request and pursuant to the terms of the Alterra/Provident Purchase Agreement, Provident funded these transaction expenses in the aggregate amount of $3.5 million, which were contemplated as part of the purchase price and lease basis upon which base rent is calculated.

Provident’s Master Lease Arrangements with Alterra

Each of the Alterra/Provident Properties is owned by a subsidiary of Provident, each an Alterra/Provident Landlord, and leased to a subsidiary of Alterra, each an Alterra/Provident Tenant. Each Alterra/Provident Tenant entered into a master sublease agreement with Alterra relating to the possession, management and operation of each of the Alterra/Provident Properties, or the Alterra/Provident Sublease Agreements.

Concurrently with the consummation of the Alterra/Provident Sale, subsidiaries and/or affiliates of Alterra entered into master lease arrangements with Provident, which include (a) two master lease agreements covering the Alterra/Provident Properties, each an Alterra/Provident Property Lease, (b) an agreement regarding leases, or the Alterra/Provident Agreement Regarding Leases, entered into between the parent company of the Alterra/Provident Tenants or ALS Holdings and the parent company of each of the owners of the Alterra/Provident Properties, or PSLT-ALS Holdings, (c) a lease guaranty by ALS Holdings with respect to each Alterra/Provident Property Lease, and (d) a guaranty of the Alterra/Provident Agreement Regarding Leases by Alterra.

Each Alterra/Provident Property Lease is for an initial term of 15 years, with two five-year renewal options at Alterra’s election, provided that, among other things, (i) no event of default exists under any Alterra/Provident Property Lease or under the Alterra/Provident Agreement Regarding Leases and (ii) no management termination event (as defined in the Alterra/Provident Agreement Regarding Leases) has occurred and is continuing beyond any applicable cure period. Pursuant to the Alterra/Provident Agreement Regarding Leases, the renewal option may only be exercised with respect to all of the Alterra/Provident Properties.

Under the terms of the Alterra/Provident Property Leases, the Alterra/Provident Tenants are obligated to pay base rent in an amount equal to the Alterra/Provident Lease Rate (as defined below) multiplied by the sum of the purchase price (including certain transaction costs incurred in connection with the Alterra/Provident Sale which, at Alterra’s election, Provident actually paid (including financing costs and debt assumption fees) in the amount of $3.5 million) plus any subsequent amounts Provident funds in connection with capital improvements as described in each Alterra/Provident Property Lease and the Alterra/Provident Agreement Regarding Leases, such sum, the Alterra/Provident Lease Basis.

The initial lease rate for the first year of each of the Alterra/Provident Property Leases is 9.625%, as the same may be escalated, the Alterra/Provident Lease Rate. The Alterra/Provident Lease Rate for each of the Alterra/Provident Leases will be increased on an annual basis by an amount equal to the lesser of (i) four times the percentage increase in the Consumer Price Index during the immediately preceding year or (ii) 2.5%, or the Alterra/Provident Annual Increase. During the first year of each renewal term of the Alterra/Provident Property Leases, the Alterra/Provident Lease Basis will be adjusted to equal the greater of (i) the then current fair market value of the Alterra/Provident Properties as increased by amounts delivered by the Alterra/Provident Landlord to the Alterra/Provident Tenant for capital expenditures (as determined by mutual agreement, or if no such agreement is reached, by an acceptable appraisal method) or (ii) the Alterra/Provident Lease Basis for the immediately preceding calendar month. Rent under the Alterra/Provident Property Leases will continue to be escalated in accordance with the Alterra/Provident Annual Increase during each renewal term. Rent under the Alterra/Provident Property Leases is paid in arrears on a monthly basis.

The Alterra/Provident Property Leases include representations, warranties and covenants customary for sale-leaseback transactions. Lease payments are absolute triple-net, with the Alterra/Provident Tenants responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the Alterra/Provident Properties. In addition, the Alterra/Provident Tenants are required to comply with the terms of the mortgage financing documents encumbering the Alterra/Provident Properties, if and to the extent that, among other things, the terms of such mortgage financings are commercially reasonable and consistent with other mortgage financings of comparable properties in the then current market.

Provident may, in Provident’s sole discretion, upon the request of any Alterra/Provident Tenant, fund additional necessary capital improvements to the properties. If Provident funds any such amounts, the Alterra/Provident Lease Basis shall be increased on a dollar-for-dollar basis for the amounts Provident funds. In addition, if PSLT-ALS Holdings, ALS Holdings and Alterra mutually determine that there is an extraordinary capital expenditure requirement at one or more of the Alterra/Provident Properties, or if PSLT-ALS Holdings and ALS Holdings mutually agree that a capital improvement at one or more of the Alterra/Provident Properties is necessary for the applicable Alterra/Provident Property to be in compliance with legal requirements, PSLT-ALS Holdings agreed to fund up to $5 million in the aggregate over the term of the Alterra/Provident Property Leases with respect to all of the Alterra/Provident Properties and the amount that Provident funds will be added to the Alterra/Provident Lease Basis. The Alterra/Provident Tenants have covenanted to keep the Alterra/Provident Properties in good condition and repair.

The Alterra/Provident Property Leases also require the Alterra/Provident Tenants to spend on capital expenditures and improvements, in the aggregate among the Alterra/Provident Properties, at least $400 per unit per year, or the Alterra/Provident Capital Improvement Amount, which amount will be increased annually by the percentage increase in the Consumer Price Index. If in any year the Alterra/Provident Tenants do not expend the entire Alterra/Provident Capital Improvement Amount, the unspent portion of such funds will be deposited into an escrow account with Provident or with Provident’s mortgage lender, which funds will be available for property capital expenditures and capital improvements; provided that such funds will not be made available to the Alterra/Provident Tenants until such time as the Alterra/Provident Tenants have expended the Alterra/Provident Capital Improvement Amount, in the aggregate, in such year. In addition, Provident has the right to require reserve funding of the Alterra/Provident Capital Improvement Amount upon its request or as required by a mortgage lender. Provident and the Alterra/Provident Tenants have also agreed to review periodically the Alterra/Provident Capital Improvement Amount to adjust as necessary to properly maintain the properties in accordance with the requirements of the Alterra/Provident Property Leases.

The Alterra/Provident Agreement Regarding Leases provides that, commencing on the first month of the first calendar quarter, which occurs after the commencement date of the Alterra/Provident Agreement Regarding Leases, and on the first month of each calendar quarter thereafter, ALS Holdings shall deposit with PSLT-ALS Holdings as security for the performance of the terms, conditions and provisions of the Alterra/Provident Agreement Regarding Leases and the Alterra/Provident Property Leases, 50% of excess cash flow for the prior calendar quarter, until such time as the amount held as the security deposit is equal to $10 million. At ALS Holdings’ option, ALS Holdings may post letters of credit in such amounts in lieu of depositing a cash security deposit. For the foregoing purposes, excess cash flow will be computed by taking the net operating income for all of the Alterra/Provident Properties and subtracting the Alterra/Provident Base Rent payable in the aggregate under all of the Alterra/Provident Property Leases. If the Alterra/Provident Properties achieve and maintain a lease coverage ratio of at least 1.15 to 1.00 for two consecutive six month periods, then the security deposit will be returned to ALS Holdings. For the foregoing purposes, the lease coverage ratio will be computed by taking the net operating income for all of the Alterra/Provident Properties (subject to certain adjustments), and dividing it by the applicable Alterra/Provident Base Rent payable in the aggregate under all of the Alterra/Provident Property Leases.

The Alterra/Provident Agreement Regarding Leases also provides that PSLT-ALS Holdings may cause to be terminated the Alterra/Provident Sublease Agreements upon the occurrence of certain events, including if any Alterra/Provident Tenant fails to make a rental payment under the Provident/Alterra Master Lease and ALS Holdings fails to make rental payments under the Agreement Regarding Leases and the failure goes uncured for more than 30 days, if an event of default has occurred and remains uncured under any of the Alterra/Provident Property Leases or under the Alterra/Provident Agreement Regarding Leases, or if the Alterra operator becomes bankrupt or insolvent, has bankruptcy proceedings filed against it or voluntarily files for bankruptcy. In addition, PSLT-ALS Holdings may cause to be terminated the Alterra/Provident Sublease Agreements if the Alterra/Provident Properties fail to maintain on a quarterly basis a lease coverage ratio (measured quarterly on a rolling four-quarter basis) of at least 1.05 to 1.00 during any of the first through third lease years, and at least 1.10 to 1.00 during any of the fourth through fifteenth lease years and during each renewal term. ALS Holdings or the Alterra operator has the right to cure a failure to maintain the required lease coverage ratio by posting cash or a letter of credit in an amount sufficient to decrease, on a dollar-for-dollar basis, the aggregate applicable Alterra/Provident Base Rent reflected in the denominator of the lease coverage ratio calculation to the extent necessary to be within compliance. This cure option may only be exercised two times during the first through tenth years of the initial term. If PSLT-ALS Holdings terminates any Alterra/Provident Sublease Agreement and replaces the Alterra operator with a manager or operator other than an affiliate of Alterra, the Alterra/Provident Tenant has the right to terminate the Alterra/Provident Property Lease with respect to the facility to which such Alterra/Provident Sublease Agreement has been terminated. If

PSLT-ALS Holdings terminates one or more of the Alterra/Provident Management Agreements but the Alterra/Provident Tenants for such applicable Alterra/Provident Properties do not terminate the applicable Alterra/Provident Property Leases with respect to the applicable facilities, the Alterra/Provident Tenant will enter into a new management agreement with a replacement manager designated by PSLT-ALS Holdings and is required to pay such replacement manager the management fee pursuant to the replacement management agreements, provided that the Alterra/Provident Tenants will be entitled to a credit against base rent for any payments (excluding out-of-pocket reimbursements) payable to such replacement manager in excess of an amount equal to five percent of gross revenues.

Each Alterra/Provident Property Lease is unconditionally guaranteed by ALS Holdings, and ALS Holdings’ obligations under the Alterra/Provident Agreement Regarding Leases are unconditionally guaranteed by Alterra. Under the Alterra/Provident Property Leases, the Alterra/Provident Tenants agreed to indemnify Provident from liabilities related to the occupancy and operation of the Alterra/Provident Properties prior to and during the term of the Alterra/Provident Property Leases, with such indemnification continuing for 24 months following the termination of any such Alterra/Provident Property Lease.

In connection with Provident’s existing mortgage financing for the Alterra/Provident Properties, the applicable Alterra/Provident Tenant has subordinated its rights to those of the applicable mortgage lender, and such mortgage lender has entered into a subordination, non-disturbance and attornment agreement agreeing not to disturb such Alterra/Provident Tenant’s right to possession. Additionally, Alterra has agreed to guaranty certain payments under the existing mortgage financing including, without limitation, payments required in connection with failure to meet certain debt service coverage ratios. Alterra has also agreed to comply with requirements under the mortgage financing that the daily average annual occupancy for nine specified properties, on a combined basis, will not drop below 80%, unless certain debt service coverage ratios are met.

Each Alterra/Provident Property Lease prohibits the assignment of any Alterra/Provident Property Lease by the applicable Alterra/Provident Tenant. The Alterra/Provident Agreement Regarding Leases also prohibits certain other ‘‘changes of control’’ of certain Alterra entities, which includes with certain exceptions (i) the acquisition or attainment by any means by any person, or two or more persons acting in concert, of direct or indirect beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) or control of 50% or more, or rights, options or warrants to acquire 50% or more, of the voting stock or membership interests in Alterra, ALS Holdings or in any of the Alterra/Provident Tenants, or (ii) the merger or consolidation of Alterra, ALS Holdings, any Alterra/Provident Tenant or any Person that directly or indirectly owns more than 50% of the membership interests in ALS Holdings or any Alterra/Provident Tenant with or into any other person, or (iii) any one or more sales or conveyances to any person of all or substantially all of the assets of Alterra, ALS Holdings or any Alterra/Provident Tenant. However, the sale of 50% or more of Alterra’s outstanding stock by its stockholders, or the sale of 50% or more of the voting stock or membership interests in any direct or indirect parent of Alterra, does not require Provident’s or PSLT-ALS Holdings’ consent if, among other things, ALS Holdings provides evidence reasonably satisfactory to PSLT-ALS Holdings that Alterra or any successor guarantor under the terms of such transaction (i) has industry experience in owning, operating and managing senior living properties that is at least comparable to or better than that of Alterra and (ii) has a net worth at least equal to the net worth of Alterra immediately prior to such transaction (which net worth determination shall not take into account any extraordinary and non-recurring transactions during the 12 months prior to such transaction, which reduces the net worth of Alterra), both of which conditions were met in connection with the formation transactions described in ‘‘Business—History.’’ In addition, Provident’s consent is not required in connection with any initial public offering or other equity-raising transaction of Alterra or any direct or indirect parent of Alterra or any direct or indirect transfer of less than 50% of the ownership interest in Alterra, provided that the stockholders who control management of Alterra as of the date of the Lease continue to do so.

Each Alterra/Provident Lease provides that a default pertaining to a single facility covered by one of the Alterra/Provident Leases is an event of default with respect to all of the facilities covered by such lease. In addition, a default by any Alterra/Provident Tenant under its respective lease also causes a default under the Alterra/Provident Agreement Regarding Leases in certain circumstances.

BLC’s Sale of the BLC/Provident Properties

In October 2004, pursuant to a stock purchase agreement, or the BLC/Provident Purchase Agreement, entered into in June 2004 between Fortress Brookdale Acquisition LLC, or FBA, and Provident, FBA sold 100% of the outstanding capital stock of the predecessor to BLC, Brookdale Living Communities, Inc., or Old Brookdale, to Provident for an aggregate purchase price of approximately $742.4 million (including $7.4 million of transaction expenses), or the BLC/Provident Sale. Old Brookdale indirectly owned 21 senior living facilities, or the BLC/Provident Properties, together with certain related personal property. Prior to the closing of the BLC/Provident Sale in October 2004, all of the other real and personal property owned by Old Brookdale, all of the liabilities and obligations of Old Brookdale other than the mortgage debt Provident assumed, and certain liabilities relating to the BLC/Provident Properties that are not required to be reflected or reserved on a balance sheet in accordance with GAAP, the BLC/Provident Excluded Assets and BLC/Provident Excluded Liabilities were transferred to or assumed by BLC Senior Holdings Inc., which was subsequently renamed Brookdale Living Communities, Inc. (which we refer to as ‘‘New Brookdale’’ or ‘‘BLC’’), or one of its wholly-owned subsidiaries.

New Brookdale agreed to indemnify Provident for any losses Provident may incur as a result of or in connection with (a) any inaccuracy or breach of any representation or warranty made by Fortress Brookdale Acquisition LLC or New Brookdale in the BLC/Provident Purchase Agreement, (b) any breach or failure by FBA or New Brookdale to perform its obligations under the BLC/Provident Purchase Agreement, (c) any BLC/Provident Excluded Assets and BLC/Provident Excluded Liabilities, (d) certain environmental claims relating to the BLC/Provident Properties, (e) any third party claims arising out of actions, omissions, events or facts occurring on or prior to the closing of Provident’s purchase of the BLC/Provident Properties relating to the assets, properties and business of Old Brookdale, and (f) certain fees and expenses of FBA’s, New Brookdale’s and Old Brookdale’s advisers. New Brookdale is not required to indemnify Provident for any loss that does not exceed $100,000 and has no obligation to indemnify Provident with respect to certain losses until such losses exceed $2.0 million, and in no event will New Brookdale be required to indemnify Provident for losses in excess of $75.0 million that arise from those matters set forth in clauses (a), (d) and (e) above; provided that such cap shall not apply to any third-party claim relating to or arising out of the senior living business conducted by FBA, the Indemnitor and their respective affiliates (prior to the closing date), by Old Brookdale and its subsidiaries. In addition, New Brookdale is not required to indemnify Provident for breaches of representations and warranties of which Provident’s officers obtained actual knowledge prior to the execution of the BLC/Provident Purchase Agreement. New Brookdale is also not required to indemnify Provident for breaches of representations and warranties of which Provident’s officers obtained actual knowledge prior to the closing of the BLC/Provident Sale, unless on or before such date Provident notified them of such matters and New Brookdale and FBA agreed prior to such date that Provident was not obligated to close the transactions contemplated by the BLC/Provident Purchase Agreement. Moreover, New Brookdale has generally agreed to indemnify Provident against any tax liability with respect to periods ending on or before, and transactions occurring before, the BLC/Provident Sale. Provident has agreed to release FBA and its affiliates (other than New Brookdale and its subsidiaries) from any claims or losses arising out of the transactions contemplated by the BLC/Provident Purchase Agreement.

Provident agreed to indemnify FBA and New Brookdale against any losses that either may incur as a result of (a) any inaccuracy or breach of any representation or warranty made by Provident, (b) any breach by Provident to perform its obligations under the BLC/Provident Purchase Agreement and (c) certain third party claims as a result of any inspections of the BLC/Provident Properties performed by Provident. Provident is not required to indemnify FBA and New Brookdale for any loss that does not exceed $75,000 and Provident has no obligation to indemnify with respect to certain losses until such losses exceed $2.0 million, and in no event will Provident be required to indemnify for losses in excess of $75.0 million that arise from those matters set forth in clauses (a) and (c) above. Moreover, Provident has generally agreed to indemnify New Brookdale against any tax liability (other than tax liability required to be borne or paid by the BLC/Provident Tenants (as defined below) pursuant to the BLC/Provident Property Leases) with respect to periods beginning, and transactions occurring, after the closing of the BLC/Provident Sale.

All of the expenses incurred in connection with the consummation of the BLC/Provident Sale, including certain of Provident’s expenses, were payable by FBA. However, upon New Brookdale’s request and pursuant to the terms of the BLC/Provident Purchase Agreement, Provident funded these transaction expenses in the aggregate amount of $7.4 million, which were contemplated as part of the purchase price and lease basis upon which base rent is calculated.

BLC’s Master Lease Arrangements With Provident

Each BLC/Provident Property is owned by a separate subsidiary of Provident and leased to a subsidiary of BLC, each a BLC/Provident Tenant. Each BLC/Provident Tenant entered into a management agreement with another subsidiary of BLC relating to the management and operation of each of the BLC/Provident Properties, or the BLC/Provident Management Agreements.

Concurrently with the consummation of the BLC/Provident Sale, subsidiaries and/or affiliates of BLC entered into master lease arrangements with Provident, which include (a) property lease agreements for each of the BLC/Provident Properties, each a BLC/Provident Property Lease, (b) an agreement regarding leases, or the BLC/Provident Agreement Regarding Leases, entered into between the parent company of the BLC/Provident Tenants, or BLC Holdings, and the parent company of each of the owners of the BLC/Provident Properties, or PSLT-BLC Holdings, (c) a lease guaranty by BLC Holdings with respect to each BLC/Provident Property Lease, and (d) a guaranty of the BLC/Provident Agreement Regarding Leases by BLC.

Each BLC/Provident Property Lease is for an initial term of 15 years ending December 31, 2019, with two ten-year renewal options at BLC’s election, provided that, among other things, (i) no event of default exists under any BLC/Provident Property Lease or under the BLC/Provident Agreement Regarding Leases and (ii) no management termination event (as defined in the BLC/ Provident Agreement Regarding Leases) has occurred on the date that BLC Holdings exercises the renewal option or on the commencement date of the renewal period. Pursuant to the BLC/Provident Agreement Regarding Leases, the renewal option may be exercised only with respect to all of the BLC/Provident Properties.

Under the terms of the BLC/Provident Property Leases, the BLC/Provident Tenants are obligated to pay base rent in an amount equal to the BLC/Provident Lease Rate (as defined below) multiplied by the sum of the purchase price (including certain transaction costs incurred in connection with the BLC/Provident Sale which, at BLC’s election, Provident actually paid (including financing costs and debt assumption fees) in the amount of $7.4 million) plus any subsequent amounts Provident funds in connection with capital improvements as described in each BLC/Provident Property Lease and the BLC/Provident Agreement Regarding Leases, such sum, the BLC/Provident Lease Basis.

The initial lease rate for the first year of each BLC/Provident Property Lease is 8.1%, or the BLC/Provident Lease Rate. The BLC/Provident Lease Rate will be increased, as the same may be escalated, the BLC/Provident Annual Increase, on an annual basis by an amount equal to the lesser of (i) four times the percentage increase in the Consumer Price Index during the immediately preceding year or (ii) 3%. During the first year of each renewal term of the BLC/Provident Property Leases, (a) the BLC/Provident Lease Rate will be adjusted to equal the greater of (i) the then current fair market BLC/Provident Lease Rate (as determined by mutual agreement, or if no such agreement is reached, by an acceptable appraisal method) or (ii) the prior year’s BLC/Provident Lease Rate times the BLC/Provident Annual Increase, and (b) the BLC/Provident Lease Basis will be adjusted to equal the greater of (i) the then current fair market value of the BLC/Provident Properties (as determined by mutual agreement, or if no such agreement is reached, by an acceptable appraisal method) or (ii) the BLC/Provident Lease Basis for the immediately preceding calendar month (as such amounts in (i) and (ii) above are increased by amounts Provident funds in connection with capital improvements, as described in each BLC/ Provident Property Lease and the BLC/Provident Agreement Regarding Leases).

In addition, base rent will be increased or decreased by a ‘‘floating adjustment’’ tied to fluctuations in Provident’s floating rate-based mortgage indebtedness. The floating adjustment is an amount computed monthly equal to the increase or decrease in the applicable index (LIBOR, Prime or BMA) from a base value multiplied by the aggregate outstanding principal amount of all floating rate mortgages encumbering the BLC/Provident Properties (i.e., the dollar amount of the BLC/Provident Floating Rate Debt (as defined below) assumed by Provident at the inception of the BLC/Provident Property Leases, plus any additional amounts related to any refinancing advanced by Provident to the BLC/Provident Tenants pursuant to the terms of the BLC/Provident Property Leases and the BLC/Provident Agreement Regarding Leases) other than from refinancings under which BLC Holdings has not elected to receive any proceeds, or the BLC/Provident Floating Rate Debt. Rent under the BLC/Provident Property Leases will continue to be escalated in accordance with the BLC/Provident Annual Increase and the floating adjustment during each renewal term; provided, however, that with respect to any floating rate mortgages, the floating adjustment will apply only through the maturity date of any underlying BLC/Provident Floating Rate Debt encumbering the BLC/Provident Property at the commencement date of the respective BLC/Provident Property Lease and with respect to any refinancings that BLC either requests or under which BLC requests net proceeds (as described below). Rent under the BLC/Provident Property Leases is to be paid in arrears on a monthly basis.

The BLC/Provident Property Leases include representations, warranties and covenants customary for sale-leaseback transactions. Lease payments are absolute triple-net, with the BLC/Provident Tenants responsible for the payment of all taxes, assessments, utility expenses, insurance premiums and other expenses relating to the operation of the BLC/Provident Properties. In addition, the BLC/Provident Tenants are required to comply with the terms of the mortgage financing documents encumbering the BLC/Provident Properties, if and to the extent that, among other things, the terms of such mortgage financings are commercially reasonable and consistent with other mortgage financings of comparable properties in the then-current market.

Provident may, in its sole discretion, upon the request of the BLC/Provident Tenant, fund additional necessary capital improvements to the properties. If Provident funds any such amounts, the BLC/Provident Lease Basis shall be increased on a dollar for dollar basis for the amounts Provident funds. In addition, if Provident, the BLC/Provident Tenant and the manager mutually determine that there is an extraordinary capital expenditure requirement at one or more of the BLC/Provident Properties, or if Provident and any BLC/Provident Tenant mutually agree that a capital improvement at one or more of the BLC/Provident Properties is necessary for the applicable BLC/Provident Property to be in compliance with legal requirements, Provident has agreed to fund up to $5.0 million in the aggregate over the term of the BLC/Provident Property Leases with respect to all of the BLC/Provident Properties and the amount that Provident funds will be added to the BLC/Provident Lease Basis. The BLC/Provident Tenants have covenanted to keep the BLC/Provident Properties in good condition and repair.

The BLC/Provident Property Leases also require the BLC/Provident Tenants to spend, in the aggregate among the BLC/Provident Properties, at least $450 per unit per year, or the BLC/Provident Capital Improvement Amount, which amount will be increased annually by the percentage increase in the Consumer Price Index. Provident has the right to require reserved funding of the BLC/Provident Capital Improvement Amount upon its request or as required by a mortgage lender. Provident and the BLC/Provident Tenants have also agreed to review periodically BLC/Provident Capital Improvement Amount to adjust as necessary to properly maintain the properties in accordance with the requirements of the BLC/Provident Property Leases.

If PSLT-BLC Holdings or any of the lessors under the BLC/Provident Property Leases desire to enter into a new mortgage financing or a refinancing of an existing mortgage or otherwise obtain additional mortgage debt encumbering any of the BLC/Provident Properties through December 31, 2010, provided there is no event of default, Provident will deliver notice thereof to BLC Holdings together with a copy of a bona fide term sheet setting forth the proposed terms of such mortgage financing. BLC Holdings may elect to have the applicable BLC/Provident Tenant obtain the net proceeds of any such financing or may request that Provident obtain a financing that will provide additional net proceeds for the applicable BLC/Provident Tenant. In addition, BLC Holdings has the right, through December 31, 2010, to request two times per calendar year that Provident attempt to obtain a new mortgage or a refinancing of an existing mortgage with respect to the BLC/Provident Properties. Provident has agreed that it will use commercially reasonable efforts to obtain any such financing but will be obligated only to seek such new financing from the holder of the mortgage financing then in place with respect to the applicable BLC/Provident Property.

Net financing or refinancing proceeds advanced by Provident to the BLC/Provident Tenants as described in the immediately preceding paragraph, each a BLC/Provident Tenant Refinance Advance, will be added to the BLC/Provident Lease Basis under the applicable BLC/Provident Property Lease. All fees, penalties, premiums or other costs related to any BLC/Provident Tenant Refinance Advance will also be included in the BLC/Provident Lease Basis, except that if the applicable BLC/Provident Tenant obtains net proceeds of any financing Provident initiates, then only such portion of the fees, penalties, premiums or other costs related to any such BLC/Provident Tenant Refinance Advance, as it relates to the proceeds disbursed to the applicable BLC/Provident Tenant, will be included in the BLC/Provident Lease Basis. In addition, if the monthly debt service relating to a BLC/Provident Tenant Refinance Advance exceeds the amount of rent that will be payable relating to the increase in the BLC/Provident Lease Basis as a result of such BLC/Provident Tenant Refinance Advance, then the applicable BLC/Provident Tenant is required to pay the excess, and under certain circumstances the applicable BLC/Provident Tenant will also be required to pay additional amounts relating to increases in debt service and other costs with respect to the remaining portion of the balance of the refinancing, or the Additional Debt Service Costs.

Under the BLC/Provident Agreement Regarding Leases, Provident agreed that, through December 31, 2010, PSLT-BLC Holdings will not (i) pledge or otherwise encumber its interest in any of the lessors under the BLC/Provident Property Leases, or (ii) permit the lessors under the BLC/Provident Property Leases to pledge or otherwise encumber the BLC/Provident Properties or their interests in the BLC/Provident Property Leases, other than any existing mortgages, new mortgages, refinancings of existing mortgages or other additional mortgage debt encumbering the BLC/Provident Properties. In addition, Provident agreed that it will not, and that PSLT-BLC Holdings and the lessors under the BLC/Provident Property Leases will not, enter into any agreement that contains covenants or other agreements expressly restricting the ability of any lessor under the BLC/Provident Property Leases to enter into a financing that has been requested by BLC Holdings, as described above, or expressly limiting the amount that may be borrowed thereunder, except for any existing mortgages, new mortgages, refinancings of existing mortgages or other additional mortgage debt that may encumber the BLC/Provident Properties from time to time.

Pursuant to the BLC/Provident Agreement Regarding Leases, FBA deposited $20.0 million at closing with PSLT-BLC Holdings as security for the performance of the terms, conditions and provisions of the BLC/Provident Agreement Regarding Leases and the BLC/Provident Property Leases. Provided there is no event of default under the BLC/Provident Agreement Regarding Leases, BLC Holdings has the right to request that portions of the security deposit be paid to the BLC/Provident Tenants’ to reimburse them for the expenditure requirement under each of the BLC/Provident Property Leases with respect to capital improvements of $450 per unit per year (in the aggregate) among the BLC/Provident Properties, up to a maximum amount of $600 per unit per year. If the BLC/Provident Properties achieve and maintain a lease coverage ratio of at least 1.10 to 1.00 for a consecutive twelve month period, then $10.0 million of the security deposit will be returned to BLC Holdings. If the BLC/Provident Properties achieve and maintain a lease coverage ratio of at least 1.15 to 1.00 for a consecutive twelve month period, then $15.0 million of the security deposit will be returned to BLC Holdings. Any balance of the security deposit will be returned to BLC Holdings if the BLC/Provident Properties achieve and maintain a lease coverage ratio of at least 1.20 to 1.00 for twelve consecutive months. For the foregoing purposes, the lease coverage ratio will be computed by taking the net operating income for all of the BLC/Provident Properties (subject to certain adjustments, including reductions for management fees and capital expenditure requirements), and dividing it by base rent payable and Additional Debt Service Costs in the aggregate under all of the BLC/Provident Property Leases.

The BLC/Provident Agreement Regarding Leases also provides that PSLT-BLC Holdings may terminate the BLC/Provident Management Agreements upon the occurrence of certain events, including if any BLC/Provident Tenant fails to make a rental payment and the failure goes uncured for more than 30 days, if an event of default has occurred and remains uncured under any of the BLC/Provident

Property Leases or under the BLC/Provident Agreement Regarding Leases, or if the Brookdale manager becomes bankrupt or insolvent, has bankruptcy proceedings filed against it or voluntarily files for bankruptcy. In addition, PSLT-BLC Holdings may terminate the BLC/Provident Management Agreements if the BLC/Provident Properties fail to maintain on a quarterly basis a lease coverage ratio (subject to certain adjustments) of at least 1.05 to 1.00 from January 1, 2009 through December 31, 2011; 1.10 to 1.00 from January 1, 2012 through December 31, 2016; and 1.15 to 1.00 from January 1, 2017 through December 31, 2019 and during each renewal term. BLC Holdings or the Brookdale manager has the right to cure a failure to maintain the required lease coverage ratio by posting cash or a letter of credit in an amount sufficient to increase on a dollar-for- dollar basis the net operating income reflected in the numerator of the lease coverage ratio calculation to the extent necessary to be within compliance. This cure option is available through December 31, 2014 and may only be exercised two times thereafter through December 31, 2019. If PSLT-BLC Holdings terminates the BLC/Provident Management Agreement and replaces the Brookdale manager with a manager other than an affiliate of Brookdale, the BLC/Provident Tenant has the right to terminate the BLC/Provident Property Leases as to which the BLC/Provident Management Agreements have been terminated. If PSLT-BLC Holdings terminates one or more of the BLC/Provident Management Agreements but the BLC/Provident Tenants for such applicable BLC/Provident Properties do not terminate the applicable BLC/Provident Property Leases, the BLC/Provident Tenants will enter into new management agreements with a replacement manager designated by PSLT-BLC Holdings and will be required to pay any replacement manager the management fee pursuant to the replacement management agreements, provided that the BLC/Provident Tenants will be entitled to a credit against base rent for any payments (excluding out-of-pocket reimbursements) payable to such replacement manager in excess of an amount equal to five percent of gross revenues.

Each BLC/Provident Property Lease is unconditionally guaranteed by BLC Holdings and BLC Holdings’ obligations under the BLC/Provident Agreement Regarding Leases are unconditionally guaranteed by BLC. Under the BLC/Provident Agreement Regarding Leases, it is a default if the net worth of BLC declines to less than $75.0 million; provided that Brookdale may cure any such default by depositing cash collateral in the amount of (i) one month’s rent under all of the BLC/Provident Property Leases, if BLC’s net worth is between $50.0 million and $75.0 million; (ii) three months’ rent, if BLC’s net worth is between $25.0 million and $50.0 million; and (iii) six months’ rent, if BLC’s net worth is $25.0 million or less. For purposes of the foregoing net worth test, BLC’s ‘‘net worth’’ means the sum of BLC’s net worth, determined in accordance with GAAP, plus the ‘‘deferred gain’’ that results from the transactions contemplated by the BLC/Provident Stock Purchase Agreement, which, for the purposes of the BLC/Provident Agreement Regarding Leases is deemed not to exceed $110.0 million. Under the BLC/Provident Property Leases, the BLC/Provident Tenants agreed to indemnify Provident from all liabilities related to the occupancy and operation of the BLC/Provident Properties prior to and during the term of the BLC/Provident Property Leases, with such indemnification continuing following any termination of the BLC/Provident Property Leases for any claims made with respect to incidents occurring prior to the end of the lease term.

In connection with any new mortgage financing, the applicable BLC/Provident Tenant will subordinate its rights to those of such new mortgage lender, provided such mortgage lender enters into a subordination, non-disturbance and attornment agreement and agrees not to disturb such BLC/Provident Tenant’s right to possession.

BLC has a right of first refusal if certain conditions set forth in that certain letter agreement dated March 28, 2005 are met. If, during the initial term, Provident receives a bona fide offer to purchase any of the properties leased to BLC that Provident seeks to accept, Provident will notify BLC of the offer and BLC has five days from receipt of the notice of proposed sale to notify Provident of its election to purchase all but not less than all of the property or properties that are the subject of said notice (or ownership interests in the applicable BLC/Provident Landlords) at the price reflected in the bona fide offer, or the BLC/Provident Purchase Notice. BLC is also required to pay Provident a non-refundable deposit of 2% of the purchase price within three business days of the BLC/Provident Purchase Notice and to close on the purchase of the properties within 60 days following the BLC/Provident Purchase Notice. In the event BLC does not give notice that it wishes to acquire the properties in question, or pay the deposit or close on the properties within these time frames, the right of first refusal is deemed waived with regard to the proposed sale. Further, if BLC gives the BLC/Provident Purchase Notice and pays the deposit, but then fails to close (except under limited circumstances out of BLC’s control), the entire right of first refusal automatically becomes null and void as to all of the properties leased to BLC. Notwithstanding the receipt of a BLC/Provident Purchase Notice, at any time prior to the closing of the sale of the properties to BLC under the right of first refusal, Provident may nevertheless proceed to sell the properties that were the subject of the bona fide offer to any third party so long as Provident pays BLC an amount equal to two times the amount of the deposit upon the closing of such sale (which amount includes a refunding of the deposit).

Each of the BLC/Provident Property Leases prohibits the assignment of any BLC/Provident Property Lease by the applicable BLC/Provident Tenant. The BLC/Provident Agreement Regarding Leases also prohibits certain other ‘‘changes of control’’ of BLC entities, which includes (i) the acquisition or attainment by any means by any person, or two or more persons acting in concert, of direct or indirect beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) or control of 50% or more, or rights, options or warrants to acquire 50% or more, of the voting stock or membership interests in BLC, BLC Holdings or in any of the BLC/Provident Tenants, or (ii) the merger or consolidation of BLC, BLC Holdings, any of the BLC/Provident Tenants or any Person that directly or indirectly owns more than 50% of the membership interests in BLC, BLC Holdings or any of the BLC/Provident Tenants with or into any other Person, or (iii) any one or more sales or conveyances to any Person of all or substantially all of the assets of BLC, BLC Holdings or any of the BLC/Provident Tenants. However, any sale by BLC of all or substantially all of its assets or any sale of more than 50% of BLC’s outstanding stock by its stockholders, or the sale of more than 50% of the membership interests in FBA, does not require Provident’s consent if (i) BLC Holdings provides evidence reasonably satisfactory to PSLT-BLC Holdings that the industry experience of the guarantor under the terms of such transaction in owning, operating and managing senior living properties similar to BLC’s properties is at least comparable to or better than that of BLC and (ii) the guarantor under the terms of such transaction has a net worth at least equal to $75.0 million both of which conditions were met in connection with the formation transactions described in ‘‘Business—History.’’ In addition, Provident’s consent is not required in connection with (a) any initial public offering or other equity-raising transaction of BLC or (b) any direct or indirect transfer of less than 50% of the ownership interest in BLC or FBA, if, in the case of a transfer contemplated by clause (b), the current stockholders or members of BLC or FBA, as the case may be, continue to control BLC or FBA, as the case may be, following such transfer.

A default by any BLC/Provident Tenant under its BLC/Provident Property Lease causes a default under the BLC/Provident Agreement Regarding Leases in certain circumstances. In addition, in certain circumstances termination of some of the BLC/Provident Property Leases may cause an event of default under facility mortgages.

Ventas Lease Arrangement with BLC

During the first quarter of 2004, the limited partnerships that owned 14 facilities, in which subsidiaries of BLC held general and limited partnership interests, sold those facilities to Ventas for approximately $114.6 million. Ventas also acquired another facility from a third party in a separate transaction. Simultaneously with such sales, six wholly-owned subsidiaries of BLC, or the Ventas Tenants, entered into and became the tenants under a master lease, or the Ventas Master Lease, with Ventas. The Ventas Master Lease currently covers 13 facilities, or the Ventas Properties, and there are two additional facilities that, because of restrictions contained in their current financings, are leased to Ventas Tenants pursuant to individual leases, or the Other Ventas Leases (together with the Ventas Master Lease, the Ventas Lease), substantially similar to the Ventas Master Lease and which will be added to the Ventas Master Lease when their current financing expires. BLC has guaranteed the Ventas Master Lease for the full and prompt payment and performance of all of Ventas Tenants’ obligations under the Ventas Master Lease. The guaranty requires that BLC maintain a net worth (as defined) of not less than $100.0 million. For purposes of the foregoing net worth test, BLC’s ‘‘net worth’’ means the sum of BLC’s net worth, determined in accordance with generally accepted accounting principles, or GAAP, plus the ‘‘deferred gain’’ that results from the BLC/Provident Stock Purchase Agreement.

The Ventas Master Lease’s initial term is for 15 years and expires on January 31, 2019. The Ventas Tenants have two ten-year renewal options under the Ventas Master Lease.

The Ventas Tenants and BLC have posted a security deposit with Ventas in the amount of six months’ of lease payments, or $7.4 million (all in the form of letters of credit).

Under the terms of the Ventas Master Lease, the Ventas Tenants currently are obligated to pay per annum rent of $14.6 million, which amount is net of a $0.2 million rent credit for one property, or the Ventas Base Rent, in equal monthly installments during the first year of the lease. The Ventas Base Rent increases annually by the greater of (i) 2.0% and (ii) 75% of the increase in the consumer price index.

Under the Ventas Master Lease, Ventas Tenants are required to maintain, as of the end of each fiscal quarter, a portfolio coverage ratio of not less than 1.10:1.00. Failure to do so shall not be an event of default if (i) the portfolio coverage ratio is greater than or equal to 1.00:1.00 subject to certain adjustments, including reductions for management fees, insurance costs and capital expenditure requirements, and (ii) within 15 days following the date on which Ventas Tenants were required to deliver its computation of the portfolio coverage ratio for such fiscal quarter, Ventas Tenants deposit with Ventas an additional security deposit equal to an amount that, had such amount been added to the cash flow for such 12 month period, the portfolio coverage ratio for such period would have been equal to 1.10:1.00. Notwithstanding the forgoing, Ventas Tenants shall have the ability to cure a breach of the portfolio coverage ratio in such a manner no more than five times during the term of the lease.

No Ventas Tenant shall amend or otherwise change, by consent, acquiescence or otherwise, the number of units at any facility (in excess of 2% of the number of such units at any such facility as of the lease commencement date) or the type and/or licensed capacity at such facility (by more than 2% of the type and/or licensed capacity at any such facility as of the lease commencement date).

The Ventas Tenants were required to expend $350 per unit in the first year of the Ventas Master Lease for capital expenditures. Each year thereafter, the required amount of capital expenditures is increased by the greater of (x) 1.5% and (y) 75% of the actual increase in the consumer price index. If the Ventas Tenants fail to make such required capital expenditures, then Ventas has the right to require the Ventas Tenants to fund a reserve to satisfy Ventas Tenants’ annual capital expenditure requirements equal to 1/12 of the difference between the annual capital expenditure spending requirement and the actual amount budgeted and/or spent by the Ventas Tenants in the applicable year. Ventas Tenants are also required to deposit into escrow one year’s worth of real estate taxes and insurance premiums in monthly installments as a real estate tax reserve and insurance premium reserve, respectively, all of which has been funded.

Ventas Tenants, BLC, and each of their respective affiliates (excluding, however, Fortress and Capital Z Partners, and affiliates of each (other than BLC and its direct or indirect subsidiaries)) shall not participate in the development or construction of any assisted living facility or senior independent living facility that (i) competes in any way with, directly or indirectly, or is comparable in any way to, any Ventas Properties, and (ii) is located within a 5 mile radius of any Ventas Property.

The Ventas Tenants have a one time purchase option for all facilities except the Seasons of Glenview facility located in Glenview, Illinois, during the 15th year of the Ventas Master Lease, pursuant to which they may purchase the Ventas Properties at their fair market value adjusted to reflect above or below market financing on the existing financings on the Ventas Properties at the commencement date of the Ventas Master Lease, provided that there is a minimum purchase price equal to Ventas’ purchase price for the Ventas Properties as increased annually by the greater of (i) 1.5% and (ii) 75% of the increase in consumer price index.

The Ventas Master Lease does not permit (i) a conveyance, sale, assignment, transfer, pledge, hypothecation, encumbrance or other disposition of the direct or indirect interests in the Ventas Tenants or BLC such that after such disposition any person, together with its affiliates, owns or controls, directly or indirectly, in the aggregate more than fifty percent of the beneficial ownership interests of the Ventas Tenants or BLC or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the Ventas Tenants or BLC, whether through the ability to exercise voting power, by contract or otherwise, or a Ventas Change of Control; or (ii) BLC from merging or consolidating with any other person or selling all or substantially all or its assets to any other person on or subsequent to the date of the entering into of the Ventas Master Lease, unless (a) immediately following such Ventas Change of Control, BLC has a net worth, as defined above, equal to or greater than $100.0 million; (b) there is no then existing monetary event of default; and (c) such change of control would not otherwise result in a default or ‘‘event of default’’ under, and as defined in, the Ventas Master Lease, the guaranty or the property management contract.

It shall be an event of default if there is (i) a default under the BLC/Provident Lease and related documents that in the aggregate results in obligations of $2.0 million or more becoming due and payable, (ii) a default or breach by BLC of any other contract or agreement that in the aggregate results in more than $10.0 million becoming due and payable; (iii) with certain exceptions, any material default under any material agreement between the tenants under the Ventas Lease and the Ventas Landlord (and its affiliates); (iv) a default under any credit, guaranty or similar agreement where BLC is a party and maintains recourse obligations or provides credit enhancement support if such default results in acceleration aggregating $25.0 million or more of indebtedness; or (v) with certain exceptions, any material default under the Other Ventas Leases. In addition, with certain exceptions any default pertaining to a single facility constitutes an event of default with respect to all facilities covered by the Ventas Master Lease.

Health Care Property Investors, Inc. Financing and Lease Arrangement with ARC

Upon the consummation of the ARC Merger, we will become party to the following financing and lease arrangements.

On March 29, 2002, various ARC subsidiaries (collectively, the ‘‘Phase I Tenant’’), entered into a master lease (the ‘‘Phase I Master Lease’’) with Health Care Property Investors, Inc. and certain of its affiliates (collectively, ‘‘HCPI’’) covering 6 properties in Florida, Texas and Ohio. In February 2003, an additional property located in Boynton Beach, Florida was added to the Phase I Master Lease.

The initial term of the Phase I Master Lease expires on March 31, 2017. Phase I Tenant has two (2) ten-year renewal options, provided that the Phase I Master Lease may only be renewed if the renewal option is exercised collectively with respect to all of the facilities subject to such lease.

Phase I Tenant is obligated to pay fixed minimum rent of approximately $9,197,375 per annum under the Phase I Master Lease, subject to increases for certain earn-out provisions included under the Phase I Master Lease and increases specific to the expansion of the Homewood Residence at Victoria facility (the ‘‘Victoria Facility’’) under the Phase I Master Lease. In addition, percentage rent equal to 25% of the incremental gross revenues (the positive amount, if any, by which the gross revenues for the Victoria Facility during the current lease year exceeds a fixed threshold) at the Victoria Facility is paid as additional rent until the sooner of a date tied to the Victoria Facility expansion or January 1, 2007 (the ‘‘Victoria Trigger Date’’). Annual fixed rent under the Phase I Master Lease increases annually with respect to all facilities, other that the Victoria Facility prior to the Victoria Trigger Date, by the greater of 2% or the annual increase in the consumer price index, but shall not exceed 4%. With respect to the Victoria Facility prior to Victoria Trigger Date annual fixed rent plus percentage rent shall not be less than 101% or more than 104% of the sum of the allocated fixed rent and percentage rent for the immediately prior lease year.

In September 2003, various ARC subsidiaries (collectively, the ‘‘Phase III Tenant’’, and together with the Phase I Tenant, the Master Lessees’’) entered into a separate master lease (the ‘‘Phase III Master Lease’’, and together with the Phase I Master Lease, the ‘‘Master Leases’’) with HCPI for three (3) properties (the ‘‘Initial Phase III Facilities’’). On July 15, 2004, in connection with a multi-property sale-leaseback transaction with HCPI, four (4) additional facilities (the ‘‘Additional Phase III Facilities’’) were added to the Phase III Master Lease. In addition, an ARC subsidiary purchased 100% of the membership interests in the current lessee of a facility located in Denver, Colorado (the ‘‘Denver Facility’’) and such facility was added to the Phase III Master Lease on April 1, 2006.

The Phase III Master Lease has an initial term ending on September 30, 2013 for the Initial Phase III Facilities and the Denver Facility and July 31, 2014 for the Additional Phase III Facilities. Phase III Tenant has three (3) ten-year renewal options provided that the Phase III Master Lease may only be renewed if exercise of a renewal option is for all of the Initial Phase III Facilities and the Denver Facility as a group or all of the Additional Phase III Facilities as a group.

Phase III Tenant is currently obligated to pay fixed minimum rent of approximately $29,717,280 per annum under the Phase III Master Lease, subject to increases for certain earn-out provisions included under the Phase III Master Lease. Annual fixed minimum rent under the Phase III Master Lease increases annually during the initial term by 2.75% for the Initial Phase III Facilities and the Denver Facility subject to the lease. In addition to the fixed minimum rent, the Phase III Master Lease requires Phase III Tenant to pay supplemental rent (‘‘Supplemental Rent’’) with respect to two of the facilities, which are located in Holland, Michigan (the ‘‘Holland Facility’’) and Lexington, Kentucky (the ‘‘Kentucky Facility’’), and percentage rent (‘‘Percentage Rent’’) with respect to the Holland Facility, the Kentucky Facility and two additional facilities located in Sun City, Florida (the ‘‘Homewood Facility’’ and the ‘‘Sun City Facility’’). Supplemental Rent with respect to the Holland Facility is currently $137,012 and the Supplemental Rent with respect to the Kentucky Facility is the sum of the actual monthly interest payable on the facility mortgage taken out by HCPI on the Kentucky Facility plus 1/12 of (i) 0.75% of the aggregate of the outstanding principal balance on the facility mortgage from the previous month and (ii) certain fees payable in connection with the facility mortgage. Percentage Rent is calculated as 16% of the incremental gross revenues (the positive amount, if any, by which the gross revenues for each individual facility during the current lease year exceeds a fixed threshold) of the applicable facilities, provided that, starting in the third lease year with regard to the Additional Phase III Facilities in no event will Percentage Rent for any facility in any year be less than the highest percentage rent payable in any prior lease year.

In addition, the Phase III Tenant is obligated to make certain annual capital expenditures with respect to the Additional Phase III Facilities based on a fixed dollar amount ($1,000 for the Sun City Facility and Holland Facility, $750 for the Lexington Facility, and $500 for the Homewood Facility) multiplied by the number of units of the respective Additional Phase III Facility.

Under the Master Leases, the Master Lessees are required to provide a security deposit if certain cash flow coverage ratios are not maintained. Specifically, with respect to the Phase I Master Lease, Phase I Tenant is obligated to deposit $5,000,000 with HCPI (i) if the average cash flow coverage ratio (with respect to each facility, the ratio of cash flow to the sum of total allocated minimum rent, percentage rent, and supplemental rent, as applicable , for a given period) for the facilities under the Phase I Master Lease falls below 1.1 for two consecutive quarters or (ii) upon the occurrence of a monetary event of default. Similarly, under the Phase III Master Lease, Phase III Tenant is required to deposit with HCPI a cash security deposit of 25% of the then current annual minimum rent plus supplemental and percentage rent, in each case for the Additional Phase III Facilities under the lease if the cash flow coverage ratio for all of the Phase III Master Lease Facilities falls below 1.2 for two consecutive quarters or 1.1 for one quarter.

During the respective terms of the Master Leases, plus one year thereafter, the Master Lessees, and their affiliates may not, with limited exception, whether directly or indirectly, operate, own, manage, or have any interest in or otherwise participate in or receive revenues from any other facility or institution providing services or goods similar to those provided in connection with any facility subject to the Master Leases within a 10-mile radius outward from the outside boundary of any such facilities.

Among other prohibited transfers, the terms of the Master Leases prohibit a transfer of any stock or partnership, membership, or other interests in the Master Lessees or in any Controlling Person of the Master Lessees or a dissolution, merger, or consolidation of the Master Lessees or a Controlling Person if any such transfer results in a change of control (directly or indirectly) in the Master Lessees or any Controlling Person without the consent of HCPI. ‘‘Controlling Person’’ is defined as any direct or indirect (including through one or more intermediaries) Person that controls any of the Master Lessees or any other Controlling Person and would be deemed an affiliate (controller of, controlled by, or under common control with lessee) of such lessee. Failure to obtain consent constitutes an event of default under the applicable Master Lease. In the event a transfer is approved by HCPI, HCPI is entitled to receive transfer consideration equal to 50% of the fair market value of the Master Lessees' leasehold interest in each facility upon any transfer.

The Master Leases are cross–defaulted with each other and contain cross-default provisions such that an uncured default under any other lease between HCPI or its affiliates and Master Lessees or their affiliates is deemed a default under the Master Leases. Additionally, HCPI has the option to require the Master Lessees to purchase a facility and remove the facility from the applicable Master Lease in the event that such facility fails to maintain the required licenses or authorizations to operate the facility for its intended use or if the Master Lessees fail to continuously operate such facility pursuant to the terms of the respective Master Lease. In addition, both Master Leases contain provisions that make it an event of default if certain occupancy and licensing requirements are not maintained.

Pursuant to the terms of the Phase III Master Lease, ARC and ARCPI Holdings, Inc. (collectively, ‘‘Guarantor’’) has the option to purchase the Sun City Facility, the Homewood Facility and/or the Holland Facility at the end of the initial term or the extended term for a price calculated for each facility as the sum of the facility's allocated value plus any capital addition costs funded by HCPI with respect to such facility multiplied by 3% per lease year, cumulative and compounded, commencing with the expiration of the first lease year for such facility and upon the expiration of each lease year thereafter, provided that there is no event of default at the time of exercise of the option with respect to any of the facilities. Guarantor is required to exercise its purchase option with respect to the Sun City Facility and the Homewood Facility collectively and may not exercise such option with respect to one of the facilities but not the other.

ARCPI Holdings, Inc. and ARC have each executed separate guarantees of the Master Leases whereby each is obligated to perform all of the obligations of the various lessees under the Master Leases. Any default under any guarantee is an event of default under the Master Leases.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers as of the consummation of this offering and includes certain executive officers of ARC that we expect will become executive officers of ours upon consummation of the ARC Merger, together with their positions and ages. Each of our executive officers holds office until his or her successor is duly elected or appointed and qualified or until his or her death, retirement, resignation or removal, if earlier. The persons listed below will serve as officers of Brookdale as of the consummation of this offering. Each of our directors holds office until his or her successor is duly elected or appointed and qualified or until his or her death, retirement, disqualification, resignation or removal, if earlier.

Name	Age	Position
Wesley R. Edens	44	Chairman of the Board of Directors
Mark J. Schulte	52	Co-Chief Executive Officer
W. E. Sheriff	63	Co-Chief Executive Officer
Mark W. Ohlendorf	46	Co-President
John P. Rijos	53	Co-President
R. Stanley Young	53	Executive Vice President and Chief Financial Officer
Kristin A. Ferge	32	Executive Vice President and Treasurer
Deborah C. Paskin	54	Executive Vice President, Secretary and General Counsel
Gregory B. Richard	52	Executive Vice President
George T. Hicks	48	Executive Vice President
Bryan D. Richardson	47	Executive Vice President
H. Todd Kaestner	50	Executive Vice President
James T. Money	58	Executive Vice President
William B. Doniger	39	Vice Chairman
Jackie M. Clegg	44	Director
Bradley E. Cooper(1)	39	Director
Jeffrey G. Edwards	47	Director
Jeffrey R. Leeds	60	Director
Samuel Waxman	69	Director

(1)	In accordance with the Stockholders Agreement, so long as the HP Stockholders beneficially own more than 5% of the voting power of the Company, Health Partners is entitled to designate one director to our board. Based on the current share ownership of Health Partners, the HP Stockholders have the right to designate one director. Mr. Cooper is the designee of the HP Stockholders that currently serves on our board of directors. If the underwriters exercise their overallotment option to purchase up to 2,885,415 shares of our common stock from the selling stockholder then, following the consummation of this offering, the HP Stockholders will no longer beneficially own more than 5% of the voting power of the Company. In such case, within 10 days of the consummation of this offering, as required by the Stockholders Agreement, the HP Stockholders would be required to cause Mr. Cooper to resign. See ‘‘Certain Relationships and Related Party Transactions—Agreements With Stockholders— Stockholders Agreement’’ for a more detailed description of the Stockholders Agreement and the HP Stockholders.

Wesley R. Edens is the Chairman of our board of directors and has served in this capacity since August 2005. Mr. Edens has been a Principal and the Chairman of the Management Committee of Fortress Investment Group LLC since co-founding the firm in May 1998 through which he manages investments in various asset-related investment vehicles and serves on the board of two registered investment companies, Fortress Registered Investment Trust and Fortress Investment Trust II. He is the Chairman of the board of directors and Chief Executive Officer of Newcastle Investment Corp., an affiliate of Fortress listed on the New York Stock Exchange. He is also Chairman of the board of directors of Global Signal Inc., an NYSE listed company, since its reorganization in October 2002 and was Chief

Executive Officer of Global Signal, Inc. from February 2004 to April 2006, and has been Chairman of the board of directors of Aircastle Limited since its formation in October 2004. Since its inception in 2003, he has also served as a director and the Chief Executive Officer of Eurocastle Investment Limited, an affiliate of Fortress which is currently listed on the Amsterdam Euronext Exchange and Chairman of the board of directors of Mapeley Limited, which is listed on the London Stock Exchange since June 2005. Mr. Edens was the head of Global Principal Finance at Union Bank of Switzerland from May 1997 to May 1998. Prior to joining Union Bank of Switzerland, Mr. Edens was a Partner and a Managing Director of BlackRock Financial Management Inc. from October 1993 to May 1997. In addition, Mr. Edens was a Partner and Managing Director of Lehman Brothers from April 1987 to October 1993. Mr. Edens received a Bachelor of Science in Finance from Oregon State University.

Mark J. Schulte became our Chief Executive Officer in August 2005. Previously, Mr. Schulte served as Chief Executive Officer and director of BLC since 1997, and was also Chairman of the board from September 2001 to June 2005. From January 1991 to May 1997, he was employed by BLC’s predecessor company, The Prime Group, Inc., in its Senior Housing Division, most recently serving as its Executive Vice President, with primary responsibility for overseeing all aspects of Prime’s Senior Housing Division. Mr. Schulte has 25 years of experience in the development and operation of multi-family housing, senior housing, senior independent and assisted living and health care facilities. He is a former Chairman of ASHA and remains on ASHA’s board of directors. Mr. Schulte received a B.A. in English and a J.D. from St. Louis University, and is licensed to practice law in the State of New York.

W.E. Sheriff will become our Co-Chief Executive Officer with Mr. Schulte upon the consummation of the ARC Merger. Previously, Mr. Sheriff served as Chairman and Chief Executive Officer of American Retirement Corporation and its predecessors since April 1984 and as its President since 2003. From 1973 to 1984, Mr. Sheriff served in various capacities for Ryder System, Inc., including as President and Chief Executive Officer of its Truckstops of America division. Mr. Sheriff also serves on the boards of various educational and charitable organizations and in varying capacities with several trade organizations.

Mark W. Ohlendorf became our Co-President in August 2005. Mr. Ohlendorf has also served as Chief Executive Officer and President of Alterra since December 2003. From January 2003 through December 2003, Mr. Ohlendorf served as Chief Financial Officer and President of Alterra, and from 1999 through 2002 he served as Senior Vice President and Chief Financial Officer. Mr. Ohlendorf has over 20 years of experience in the health care and long-term care industries, having held leadership positions with such companies as Sterling House Corporation, Vitas Healthcare Corporation and Horizon/CMS Healthcare Corporation. He is a member of the board of directors of the Assisted Living Federation of America (ALFA) and ASHA. He received a B.A. in Political Science from Illinois Wesleyan University, and is a certified public accountant.

John P. Rijos became our Co-President in August 2005. Previously, Mr. Rijos served as President, Chief Operating Officer and director of BLC since August 2000. Prior to joining BLC in August 2000, Mr. Rijos spent 16 years with Lane Hospitality Group, owners and operators of over 40 hotels and resorts, as its President and Chief Operating Officer. From 1981 to 1985 he served as President of High Country Corporation, a Denver-based hotel development and management company. Prior to that time, Mr. Rijos was Vice President of Operations and Development of several large real estate trusts specializing in hotels. Mr. Rijos has over 25 years of experience in the acquisition, development and operation of hotels and resorts. He received a B.S. in Hotel Administration from Cornell University and serves on many tourist-related operating boards and committees, as well as advisory committees for Holiday Inns, Sheraton Hotels and the City of Chicago and the Board of Trustees for Columbia College. Mr. Rijos is a certified hospitality administrator.

R. Stanley Young became our Executive Vice President and Chief Financial Officer in August 2005. Previously, Mr. Young served as Executive Vice President, Chief Financial Officer and Treasurer of BLC since December 1999. From August 1998 to December 1999, Mr. Young was Senior Vice President— Finance and Treasurer of BLC. From 1977 to 1998, Mr. Young practiced public accounting with KPMG LLP, where he was admitted to the partnership in 1987. Mr. Young received a B.A. in Business Administration from Illinois Wesleyan University, an MBA from the University of Illinois, and is a certified public accountant.

Kristin A. Ferge became our Executive Vice President and Treasurer in August 2005. Ms. Ferge has also served as Vice President, Chief Financial Officer and Treasurer of Alterra since December 2003. From April 2000 through December 2003, Ms. Ferge served as Alterra’s Vice President of Finance and Treasurer. Prior to joining Alterra, she worked in the audit division of KPMG LLP. Ms. Ferge received a B.A. in Accounting from Marquette University, an MBA from the University of Wisconsin, and is a certified public accountant.

Deborah C. Paskin became our Executive Vice President, Secretary and General Counsel in August 2005. Previously, Ms. Paskin served as Senior Vice President, Secretary and General Counsel of BLC since November 2002. Prior to joining BLC, from 1999 to 2002, she served as Chief Administrative Officer, Executive Vice President, Secretary and General Counsel for Clark Retail Enterprises, Inc. Prior to that time, she served as General Counsel for two other Chicago-based companies, Dominick’s Finer Foods, Inc. and Helene Curtis, Inc. Prior to that, Ms. Paskin practiced law in the Chicago office of Latham & Watkins. Ms. Paskin graduated from Northwestern University School of Law. She also received a Masters Degree in Library Science from Dominican University and a B.A. in English from Indiana University in Bloomington, Indiana.

Gregory B. Richard will become our Executive Vice President upon consummation of the ARC Merger. Previously, Mr. Richard served as Executive Vice President and Chief Operating Officer of ARC since January 2003 and previously served as its Executive Vice President—Community Operations since January 2000. Mr. Richard was formerly with a pediatric practice management company from May 1997 to May 1999, serving as President and Chief Executive Officer from October 1997 to May 1999. Prior to this, Mr. Richard was with Rehability Corporation, a publicly traded outpatient physical rehabilitation service provider, from July 1986 to October 1996, serving as Senior Vice President of Operations and Chief Operating Officer from September 1992 to October 1996.

George T. Hicks will become our Executive Vice President upon consummation of the ARC Merger. Previously, Mr. Hicks served as Executive Vice President—Finance and Internal Audit, Secretary and Treasurer of ARC since September 1993. Mr. Hicks has served in various capacities for ARC's predecessors since 1985, including Chief Financial Officer from September 1993 to April 2003 and Vice President—Finance and Treasurer from November 1989 to September 1993.

Bryan D. Richardson will become our Executive Vice President upon consummation of the ARC Merger. Previously, Mr. Richardson served as Executive Vice President—Finance and Chief Financial Officer of ARC since April 2003 and previously served as its Senior Vice President—Finance since April 2000. Mr. Richardson was formerly with a national graphic arts company from 1984 to 1999 serving in various capacities, including Senior Vice President of Finance of a digital prepress division from May 1994 to October 1999, and Senior Vice President of Finance and Chief Financial Officer from 1989 to 1994. Mr. Richardson was previously with the national public accounting firm PriceWaterhouseCoopers.

H. Todd Kaestner will become our Executive Vice President upon consummation of the ARC Merger. Previously, Mr. Kaestner served as Executive Vice President—Corporate Development of ARC since September 1993. Mr. Kaestner served in various capacities for ARC's predecessors since 1985, including Vice President—Development from 1988 to 1993 and Chief Financial Officer from 1985 to 1988.

James T. Money will become our Executive Vice President upon consummation of the ARC Merger. Previously, Mr. Money served as Executive Vice President—Sales and Marketing of ARC since September 1993. Mr. Money served in various capacities for ARC's predecessors since 1978, including Vice President—Development from 1985 to 1993.

William B. Doniger became our Vice Chairman in August 2005. Mr. Doniger is a managing director of Fortress and oversees United States acquisitions. He joined Fortress in May 1998, prior to which he worked at UBS and, from January 1996 through December 1997, at BlackRock. Prior to that, Mr. Doniger was in the structured finance group of Thacher Proffitt & Wood. Mr. Doniger received an A.B. in History from Princeton University and a J.D. from American University.

Jackie M. Clegg became a member of our board of directors in November 2005. Ms. Clegg has served as the Managing Partner of the strategic consulting firm Clegg International Consultants, LLC since August 2001. Prior to that, from June 1997 through July 2001, Ms. Clegg was Vice Chair of the board of directors, First Vice President and Chief Operating Officer of the Export-Import Bank of the United States, the official export credit institution of the United States government. Ms. Clegg serves on the board of directors and audit committee of Blockbuster Inc., where she also chaired the Special Committee for divestiture from Viacom. Ms. Clegg also serves on the boards of directors and chairs the audit committees of Javelin Pharmaceuticals, Inc. and Cardiome Pharma and is a director and audit committee member of the Chicago Board of Trade. Ms. Clegg received a B.A. in Communications and Political Science from Southern Utah University and a M.A. in National Security Studies from Georgetown University.

Bradley E. Cooper became a member of our board of directors in September 2005. Mr. Cooper is a Partner, Senior Vice President, Director and Co-Founder of Capital Z Partners, an alternative asset management firm with over $4 billion under management. Mr. Cooper’s primary role is the management of Capital Z Financial Services Fund II, L.P., a private equity investment fund that focuses on the financial services industry. Prior to joining Capital Z, Mr. Cooper served in similar roles at Insurance Partners, L.P. and International Insurance Investors, L.P., investment funds that invested in the insurance and healthcare industries. Previously, Mr. Cooper was an investment banker in the Financial Institution Group at Salomon Brothers, Inc. Mr. Cooper currently serves on the boards of directors of Universal American Financial Corp., Ceres Group Inc., PXRE Group Ltd. and certain other privately held investments. In addition, Mr. Cooper sits on the board of directors of the Make-A-Wish Foundation of Metro New York, one of the top children’s charities in New York. Mr. Cooper received a B.A. in Business Administration from the University of Michigan.

Jeffrey G. Edwards became a member of our board of directors in November 2005. Mr. Edwards is the Founder and Managing General Partner of JGE Capital Management, LLC. JGE Capital was formed in April 1996 as a private money management firm. The company invests in public and private enterprises through its primary investment vehicle, East Peak Partners, L.P. The firm currently manages assets of approximately $700 million. Prior to founding JGE Capital, Mr. Edwards was a Principal at Morgan Stanley & Co., Inc., having spent 10 years with the firm. He holds a B.S. in Finance from the University of Illinois.

Jeffrey R. Leeds became a member of our board of directors in November 2005. Mr. Leeds is currently a self-employed consultant, having retired as Executive Vice President and Chief Financial Officer of GreenPoint Financial Corporation and GreenPoint Bank in October 2004, in which capacities he served since January 1999. Prior to that, he was Executive Vice President, Finance and Senior Vice President and Treasurer of GreenPoint. He joined GreenPoint after fourteen years with Chemical Bank, having held positions as Head of Asset and Liability Management, Proprietary Trading and Chief Money Market Economist. Mr. Leeds earned a B.A. in economics from the University of Michigan and Masters of Business Administration and Philosophy from the Columbia University Graduate School of Business.

Dr. Samuel Waxman became a member of our board of directors in November 2005. Since 1983, Dr. Waxman has served as a professor at Mount Sinai School of Medicine where he directs a multidisciplinary cancer research laboratory and is the Albert A. and Vera G. List Professor. In addition, since July 1980, Dr. Waxman has served as the Founder and Scientific Director of the Samuel Waxman Cancer Research Foundation, which supports an international program of collaborative scientists. He is also the president of Samuel Waxman M.D. P.C. Dr. Waxman earned his M.D. Summa Cum Laude from Downstate Medical Center of the State University of New York and completed all clinical and research training at Mount Sinai Hospital in New York.

Pursuant to our amended and restated certificate of incorporation and amended and restated by-laws, our board of directors is divided into three classes of directors. The current terms of the Class I, Class II and Class III directors will expire in 2008, 2007 and 2009, respectively. Messrs. Cooper and Edens serve as Class I directors, Messrs. Doniger and Edwards and Ms. Clegg serve as Class II directors and Mr. Leeds and Dr. Waxman serve as Class III directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. As more fully discussed in ‘‘Certain Relationships and Related Party Transactions—Agreements With Stockholders—Stockholders Agreement’’, if the underwriters exercise their overallotment option to purchase up to 2,885,415 shares of our common stock from the selling stockholder then, within 10 days of the consummation of this offering, the Stockholders Agreement would require the HP Stockholders to cause Mr. Cooper to resign. Our amended and restated by-laws provide that our board of directors may determine by resolution the number of directors that constitute our board of directors. Our board of directors is currently set at seven members, five of whom have been determined to be ‘‘independent,’’ as defined under NYSE rules. Upon the consummation of the ARC Merger, our board of directors may increase the number of directors which constitutes our board from seven to eight. We may decide to offer a current member of the board of directors of ARC or some other qualified individual the opportunity to serve on our board following the consummation of the ARC Merger. As of the date of this prospectus, we have no arrangement with any individual to join our board of directors. All officers serve at the discretion of our board of directors.

Committees of the Board of Directors

We have established the following committees of our board of directors:

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our risk and control issues, compliance programs and significant tax and legal matters;

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•	reviews our risk management processes.

The audit committee is currently chaired by Jeffrey R. Leeds, and also consists of Jeffrey G. Edwards and Jackie M. Clegg as our audit committee members. All three members are ‘‘independent’’ as defined under NYSE rules and Rule 10A-3 of the Exchange Act. Jeffrey R. Leeds has been designated as the audit committee financial expert.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to Brookdale; and

•	oversees the evaluation of the board and Brookdale’s management.

The nominating and corporate governance committee is currently chaired by Jackie M. Clegg, and also consists of Dr. Samuel Waxman and Jeffrey R. Leeds as our nominating and corporate governance committee members. All three members are ‘‘independent’’ as defined under the NYSE rules.

Compensation Committee

The compensation committee:

•	reviews and recommends to the board the salaries, benefits and stock option and other equity-related grants for all employees, consultants, officers, directors and other individuals we compensate;

•	reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's and other executive officers’ compensation, evaluates the Chief Executive Officer’s and other executive officers' performance in light of those goals and objectives, and determines the Chief Executive Officer’s and other executive officers’ compensation based on that evaluation; and

•	oversees our compensation and employee benefit and incentive compensation plans.

The compensation committee is currently chaired by Jeffrey G. Edwards, and also consists of Dr. Samuel Waxman and Jeffrey R. Leeds as our compensation committee members. All three members are ‘‘independent’’ as defined under the NYSE rules.

Compensation Committee Interlocks and Insider Participation

Compensation decisions pertaining to executive officer compensation made prior to our initial public offering in November 2005 were made: with respect to BLC, by Fortress and Health Partners, following recommendation by Mark J. Schulte, our chief executive officer; and with respect to Alterra, by Fortress, following recommendation by Mark W. Ohlendorf, our co-president. We have entered into certain transactions with Fortress as described in ‘‘Certain Relationships and Related Party Transactions.’’

Since our initial public offering in November 2005, our Compensation Committee has been composed of Messrs. Edwards and Leeds and Dr. Waxman.

Compensation of Directors

We pay an annual director’s fee to each of Messrs. Leeds and Edwards, Dr. Waxman and Ms. Clegg equal to $30,000, payable semi-annually. In addition, an annual fee of $5,000 is paid to the chairs of each of the audit and compensation committees of our board of directors, which fee is also paid semi-annually. Affiliated directors, however, are not separately compensated by us. Fees to independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such stock is granted pursuant to a stockholder-approved plan or the issuance is otherwise exempt from any applicable stock exchange listing requirement. All members of our board of directors are reimbursed for reasonable expenses and expenses incurred in attending meetings of our board of directors.

Messrs. Leeds and Edwards, Dr. Waxman and Ms. Clegg were each granted 15,790 of shares of restricted common stock on the date immediately following the consummation of our initial public offering. These restricted shares will become vested in three equal portions on the last day of each of our fiscal years 2006, 2007 and 2008, provided the director is still serving as of the applicable vesting date. The independent directors holding these shares of restricted stock will be entitled to any dividends that become payable on such shares during the restricted period so long as such directors continue to serve us as directors as of the applicable record dates.

Except as otherwise provided by the plan administrator of the Omnibus Stock Incentive Plan, on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of the Omnibus Stock Incentive Plan, each of our independent directors who is serving following such annual meeting will automatically be granted under our Omnibus Stock Incentive Plan a number of unrestricted shares of our common stock having a fair market value of $15,000 as of the date of grant; however, those of our independent directors who are granted the restricted common stock described above upon the consummation of our initial public offering will not be eligible to receive these automatic annual grants.

Executive Officer Compensation

The following summary compensation table sets forth information concerning the cash and non-cash compensation earned by, awarded to or paid to our Chief Executive Officer and our four other most highly compensated executive officers (with their current positions with us) for the years ended December 31, 2005 and 2004. We refer to these executives as our ‘‘named executive officers’’ in other parts of this prospectus.

Summary Compensation Table

		Annual Compensation					Long Term Compensation
	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)	Restricted Stock Awards ($)(1)	All Other Compensation ($)(2)
Mark J. Schulte,	2005	$355,273	(3)	$2,670,010	(4)	—	$4,421,060	$3,500
Chief Executive Officer	2004	$390,150		$774,588	(5)	—	—	$3,250
Mark W. Ohlendorf,	2005	$325,605	(3)	$1,985,864	(4)	—	$3,000,000	$27,100	(6)
Co-President	2004	$395,186		$318,800		—	—	$27,050	(6)
John P. Rijos,	2005	$334,665	(3)	$2,670,010	(4)	—	$4,421,060	$3,500
Co-President	2004	$364,140		$774,588	(5)	—	—	$3,250
R. Stanley Young,	2005	$246,464	(3)	2,271,157	(4)	—	$3,789,400	$3,500
Executive Vice President and Chief Financial Officer	2004	$260,100		$649,776	(5)	—	—	$3,250
Kristin A. Ferge,	2005	$198,520	(3)	$759,090	(4)	—	1,125,000	$2,100
Executive Vice President and Treasurer	2004	$215,922		$115,900		—	—	$2,050

(1)	Based on $10.00 per share value at time of grant. The aggregate number of unvested shares of the Company’s stock underlying the restricted stock awards held as of December 31, 2005 by each named executive officer is as follows:

Named Executive Officer	Number of Unvested Shares	Fiscal Year End Value of Unvested Shares
Mark J. Schulte	221,053	$6,589,590
Mark Ohlendorf	225,000	$6,707,250
John P. Rijos	221,053	$6,589,590
R. Stanley Young	189,470	$5,648,101
Kristin A. Ferge	84,375	$2,515,219

Each named executive officer receives dividends on all shares underlying the restricted stock awards. Upon completion of the initial public offering, 50% of the shares subject to the restricted stock awards were no longer subject to a risk of forfeiture for Messrs. Schulte, Rijos and Young and 25% of the shares subject to restricted stock awards were no longer subject to a risk of forfeiture for Mr. Ohlendorf and Ms. Ferge. Of the remaining unvested shares under the awards, one-third of remaining unvested shares will vest at the end of the third, fourth and fifth years following the date of grant, provided the executive has remained continuously employed by the Company; provided further, that, upon the occurrence of a change in control of the Company, 100% of the award that is not vested at that time will immediately vest. In the event an executive officer is terminated without cause by the Company (other than by reason of his death or disability) or he or she terminates for good reason, the next portion of unvested shares will vest.

(2)	Unless otherwise indicated, represents the employer matching contribution to one of the 401(k) plans.

(3)	For 2005, salary amounts reflect the terms of the employment agreements entered into in connection with the Company’s initial public offering for periods from and following the offering.

(4)	Includes a special bonus paid for certain tax withholding payments in connection with the grant of restricted stock or restricted securities pursuant to either the BLC or Alterra Employee Restricted Stock Plans.

(5)	Includes a special bonus paid in connection with consummation of a transaction completed in 2004.

(6)	Represents a contribution of $25,000 in the form of premiums for a split dollar life insurance policy and employer matching contribution to the 401(k) plan of $2,100 for 2005 and $2,050 for 2004.

Equity Incentive Plans

Employee Restricted Stock Plans

BLC and FEBC-ALT Investors adopted substantially similar employee restricted stock plans, or the Restricted Stock Plans, effective as of August 5, 2005, to attract, motivate and retain key employees. The Restricted Stock Plans provide for the grant to those participants selected by Alterra’s and BLC’s respective boards of directors, of shares of common stock, in the case of the BLC plan, and LLC membership interests, in the case of the FEBC-ALT Investors plan, that are in either case subject to substantial risk of forfeiture until the occurrence of certain events, as specified in the applicable restricted stock award agreements. As a condition for receiving an award under the Restricted Stock Plans, each participant has entered into an employment agreement and/or securities agreement to the extent required by the applicable employer.

As a general matter, our board of directors believes that providing equity to certain employees is an important aspect of attracting, motivating and retaining those individuals. With respect to the Restricted Stock Plans, the board of directors of each of BLC and FEBC-ALT Investors evaluated a number of parameters in determining both the participants in the plan and the size of the participants’ respective grants. These parameters included position within the company, tenure and the employee’s overall performance.

BLC reserved for issuance under its plan 1,000 shares of its common stock and FEBC-ALT Investors has authorized for issuance up to 3.33% of its membership interests (such shares of BLC common stock and such FEBC-ALT Investors membership interests, collectively, the ‘‘Securities’’), in each case, subject to equitable adjustment upon the occurrence of certain corporate transactions or events. Upon the completion of the series of formation transactions described in ‘‘Business—History,’’ pursuant to the terms of the Restricted Stock Plans, all shares of BLC common stock and FEBC-ALT membership interests, including the securities subject to outstanding grants under the plans, were automatically converted into shares of our common stock. The vesting schedules of outstanding awards under the plans continued in effect, except that service with us or any surviving or continuing entity will be deemed to be continued service with Alterra or BLC for purposes of these awards.

Each participant’s award was granted pursuant to the terms of a restricted stock award agreement, which set forth the amount of securities subject to the award, the applicable vesting schedules and the restrictive covenants by which the participant would be bound. Messrs. Schulte, Rijos and Young and Ms. Paskin received all of the rights of a BLC stockholder, including the right to receive dividends and to vote the shares. Mr. Ohlendorf and Ms. Ferge were considered members of FEBC-ALT Investors and had the rights of membership as set forth in the LLC Agreement, which included the right to receive distributions with respect to the interests but not the right to vote, until the completion of the formation transactions described in ‘‘Business—History.’’ Unless otherwise provided in an award agreement, if the participant’s employment is terminated for any reason, Messrs. Schulte, Rijos and Young and Ms. Paskin portion of the award subject to a substantial risk of forfeiture as of the date of termination would be forfeited. In accordance with the terms of the plans, 50% of these securities, or 363.2 shares will no longer be subject to a risk of forfeiture upon the consummation of this offering. In addition, the remaining securities will vest over a five-year period following the issuance if the executive remains continuously employed by the Company. Securities that are subject to a risk of forfeiture may not be sold or transferred. With respect to awards granted to named executive officers, the securities issued subject to the Restricted Stock Plans will vest 100% upon a change of control of us.

We determined the fair value of the shares of BLC and membership interests of FEBC-ALT Investors issued to executives on August 5, 2005 and September 14, 2005 by evaluating the amount a seller would receive in connection with the sale of such shares or membership interests. This evaluation was based on the assumption that such a sale was made following arm’s length negotiations with the buyer having full access to information regarding such shares or membership interests. In addition we assumed that neither the buyer nor the seller was under a compulsion to execute the transaction. For purposes of this evaluation, we treated each of BLC and FEBC-ALT Investors as a going concern. We also calculated the value of the securities issued on a non-marketable, minority interest basis.

The Restricted Stock Plans are administered by our board of directors, which has full power to construe and interpret the plans and any outstanding awards, including, without limitation, to determine whether, to what extent, and under what circumstances an award may be settled, canceled, forfeited, exchanged, or surrendered, to remedy any ambiguities and inconsistencies in the plans, to prescribe, amend and rescind rules and regulations relating to the plans, and to make all other determinations deemed necessary or advisable for the administration of the plans.

No securities granted under the Restricted Stock Plans may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of prior to the consummation of an ‘‘initial public offering,’’ as defined in the Restricted Stock Plans and which would include this offering. Unvested securities subject to awards may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and shall be subject to a risk of forfeiture until such securities become vested. Moreover, to the extent required by us, the participant may not transfer any securities acquired pursuant to the Restricted Stock Plans for a period of 180 days following the closing of an initial public offering, or such longer or shorter period of time as may be reasonably requested by an underwriter in connection with such offering.

FEBC-ALT Investors and BLC may amend or terminate their respective Restricted Stock Plan at any time for any or no reason; provided, however, that no amendment that requires the approval of its equity holders under applicable Delaware law will be effective unless the same shall be approved by the requisite vote and, subject to adjustments in the event of certain changes in its capitalization, BLC and FEBC-ALT Investors may not adversely affect the rights of participants with respect to awards previously granted under the Restricted Stock Plans. Unless sooner terminated, the Restricted Stock Plans will automatically terminate on the tenth anniversary of their effective date.

Under the terms of the restricted stock agreements, employees of Alterra and BLC received bonuses in connection with their restricted stock awards, as described below.

Participants under FEBC-ALT Investors Restricted Stock Plan who made timely elections pursuant to section 83(b) of the Internal Revenue Code with respect to their awards received cash bonuses sufficient, on an after tax basis, to cover Alterra’s withholding obligations with respect to up to 100% of the membership interests subject to these awards, and the bonuses were used solely for purposes of paying these tax obligations.

Participants under BLC’s Restricted Stock Plan who made timely elections pursuant to section 83(b) of the Internal Revenue Code received cash bonuses sufficient, on an after tax basis, to cover BLC’s withholding obligations with respect to their awards for those shares (a) with respect to which the forfeiture restrictions will lapse upon consummation of an initial public offering (which includes this offering) and (b) for which the participants had made such timely elections, and such bonuses were used solely for the purposes of paying these tax obligations.

On August 5, 2005, the following executives of Alterra received grants of the following amounts of restricted FEBC-ALT Investors membership interests:

Mark W. Ohlendorf	1.67%
Kristin A. Ferge	0.63%

On August 5, 2005, the following executives of BLC received grants of the following number of shares of restricted BLC common stock:

Mark J. Schulte	221.1
John P. Rijos	221.1
R. Stanley Young	189.5
Deborah C. Paskin	94.7

Effective as of the completion of the formation transactions described in ‘‘Business—History,’’ the Restricted Stock Plans were merged into the Omnibus Stock Incentive Plan, which is described immediately below.

Omnibus Stock Incentive Plan

    General

On October 14, 2005, we adopted a new equity incentive plan for our employees, the Brookdale Senior Living Inc. Omnibus Stock Incentive Plan, or the Plan, which was approved by our stockholders on October 14, 2005. The purposes of the Plan are to strengthen the commitment of our employees, directors and consultants, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will result in our long-term growth and profitability. To accomplish such purposes, the Plan provides for the issuance of stock options, stock appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other stock-based awards. Our board of directors determines the specific criteria surrounding equity issuances.

A total of 2,400,000 shares of our common stock have been reserved for issuance under the Plan. Under the terms of the Plan, the number of shares available for future issuance will increase annually each January 1st by the lesser of (1) 400,000 shares and (2) 2% of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year. In addition, in connection with the ARC Merger, the Plan will be amended to reserve an additional 2,500,000 shares of common stock. See ‘‘—Plan Amendment’’. As of the date of this prospectus, under the Plan, grants of 0.6 million, 0.02 million, 0.04 million and 0.05 million restricted shares have been granted with fair market values at their respective dates of grant of $19.00 per share, $28.52 per share, $32.88 per share and $43.92 per share for total values of $11.3 million, $0.6 million, $1.4 million and $2.2 million, respectively.

The following summary of the Plan is qualified in its entirety by the specific language of the Plan, a copy of which is available to any stockholder upon request, and was previously filed with the SEC as an exhibit to our Registration Statement on Form S-1 (Amendment No. 3), filed with the SEC on November 7, 2005.

    Maximum Grant

All such shares of our common stock that are available for the grant of awards under the Plan may be granted as incentive stock options. When section 162(m) of the Internal Revenue Code, or the Code, becomes applicable, the maximum aggregate number of shares that will be subject to stock options or stock appreciation rights that may be granted to any individual during any fiscal year will be 400,000 and the maximum aggregate number of shares that will be subject to awards of restricted stock, deferred shares, unrestricted shares or other stock-based awards that may be granted to any individual during any fiscal year will be 400,000.

    Administration

The Plan was initially administered by our board of directors, and is now administered by a committee of our board of directors that complies with the applicable requirements of section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee being sometimes referred to as the ‘‘plan administrator’’). The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan. The Plan permits the plan administrator to select the directors, key employees, and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards and the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

    Incentive Stock Options

We may issue incentive stock options or non-qualified stock options under the Plan. The incentive stock options granted under the Plan are intended to qualify as ‘‘incentive stock options’’ within the meaning of Section 422 of the Code and may only be granted to our employees or any employee of any subsidiary of the Company. The option exercise price of all stock options granted under the Plan will be determined by the plan administrator, except that any incentive stock option or any stock option intended to qualify as performance-based compensation under section 162(m) of the Code will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Further, the exercise price of incentive stock options granted to stockholders who own greater than 10% of the voting stock will not be granted at a price less than 110% of the fair market value of the stock on the date of grant. The term of all stock options granted under the Plan will be determined by the plan administrator, but may not exceed ten years (five years for incentive stock options granted to stockholders who own greater than 10% of the voting stock). To the extent that the aggregate fair market value (as of the date the options were granted) of shares subject to incentive stock options granted to an optionee that first become exercisable in any calendar year exceeds $100,000, the excess options will be treated as nonqualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the plan administrator in the applicable stock option agreement.

    Termination

Unless the applicable stock option agreement provides otherwise, in the event of an optionee's termination of employment or service for any reason other than cause, retirement, disability or death, such optionee's stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and will expire thereafter. Unless the applicable stock option agreement provides otherwise, in the event of an optionee's termination of employment or service due to retirement, disability or death, such optionee's stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will expire thereafter. Stock options that were not exercisable on the date of termination will expire at the close of business on the date of such termination. In the event of an optionee's termination of employment or service for cause, such optionee's outstanding stock options will expire at the commencement of business on the date of such termination.

    Change in Control

In the event of a change in control (as defined below), unless each outstanding stock option is assumed, continued or substituted pursuant to the change in control transaction's governing document, such stock options will become fully vested and exercisable immediately prior to the effective date of such change in control and will expire upon the effective date of such change in control. Unless otherwise determined by the plan administrator and evidenced in an award agreement, if a change in control transaction occurs that includes a continuation, assumption or substitution of stock options, and an optionee's employment with the Company or any acquiring entity or affiliate thereof is terminated by the employer other than for cause on or after the effective date of the change in control but prior to the first anniversary of the effective date of the change in control, then 50% of the optionee's outstanding and unvested options will become fully vested and exercisable as of the date of such termination and the restrictions will lapse (or performance goals will be deemed to be achieved) with respect to 50% of the shares covered by any other award. The term ‘‘change in control’’ generally means: (1) any person or entity (other than (a) an affiliate of Fortress or any managing director, general partner, director, limited partner, officer or employee of any such affiliate of Fortress or (b) any investment fund or other entity managed directly or indirectly by Fortress or any general partner, limited partner, managing member or person occupying a similar role of or with respect to any such fund or entity) becomes the beneficial owner of securities of the Company representing 50% of the Company's then outstanding voting power; (2) the consummation of a merger of the Company or any subsidiary of the Company with any other corporation, other than a merger immediately following which the board of directors of the Company immediately prior to the merger constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof; or (3) the Company's stockholders approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale of all or substantially all of the Company's assets, other than (a) a sale of such assets to an entity, at least 50% of the voting power of which is held by Company stockholders following the transaction in substantially the same proportions as their ownership of the Company immediately prior to the transaction or (b) a sale of such assets immediately following which the board of directors of the Company immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or, if that entity is a subsidiary, the ultimate parent thereof.

    Stock Appreciation Rights

Stock appreciation rights, or SARs, may be granted under the Plan either alone or in conjunction with all or part of any stock option granted under the Plan. A stand-alone SAR granted under the Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of all or part of the related stock option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator (which must be no less than the fair market value at the date of grant). An SAR granted in conjunction with all or part of a stock option under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related stock option. In the event of a participant's termination of employment or service, stand-alone SARs will be exercisable at such times and subject to such terms and conditions determined by the plan administrator on or after the date of grant, while SARs granted in conjunction with all or part of a stock option will be exercisable at such times and subject to terms and conditions as set forth for the related stock option. SARs will be designed to comply with Section 409A of the Internal Revenue Code.

    Restricted Shares

Restricted shares, deferred shares and performance shares may be granted under the Plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted shares, deferred shares and performance shares. Participants with restricted shares and shares of preferred stock generally have all of the rights of a stockholder. With respect to deferred shares, during the restricted period, subject to the terms and conditions imposed by the plan administrator, the deferred shares may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted shares, deferred shares and/or performance shares. Subject to the provisions of the Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, but not limited to, the attainment of certain performance goals, a participant's termination of employment or service or a participant's death or disability. Unless the award agreement provides otherwise, if a change in control occurs, and the participant's employment is terminated within the following twelve months, the restrictions on 50% of the participant's restricted shares will lapse upon such termination. Restricted shares cannot be sold, transferred, pledged or assigned during the restricted period.

    Grants to Independent Directors

Messrs. Leeds and Edwards, Dr. Waxman and Ms. Clegg were each granted 15,790 of shares of restricted common stock on the date immediately following the consummation of our initial public offering. These restricted shares will become vested in three equal portions on the last day of each of our fiscal years 2006, 2007 and 2008, provided the director is still serving as of the applicable vesting date. The independent directors holding these shares of restricted stock will be entitled to any dividends that become payable on such shares during the restricted period so long as such directors continue to serve us as directors as of the applicable record dates.

Except as otherwise provided by the plan administrator, on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of the Plan, each of our independent directors who is serving following such annual meeting will automatically be granted under the Plan a number of unrestricted shares of our common stock having a fair market value of $15,000 as of the date of grant; however, those of our independent directors who were granted the restricted common stock described above upon the consummation of our initial public offering will not be eligible to receive these automatic annual grants.

    Merger, Consolidation, or Other Change in Corporate Structure

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure, the plan administrator may make an equitable substitution or proportionate adjustment in (1) the aggregate number of shares reserved for issuance under the Plan, (2) the maximum number of shares that may be subject to awards granted to any participant in any calendar or fiscal year, (3) the kind, number and exercise price of shares subject to outstanding stock options and SARs granted under the Plan, and (4) the kind, number and purchase price of shares subject to outstanding awards of restricted shares, deferred shares, performance shares or other stock-based awards granted under the Plan, provided that no such adjustment will cause any award under the Plan that is or becomes subject to section 409A of the Code to fail to comply with the requirements of that section. In addition, the plan administrator, in its discretion, may terminate all awards with the payment of cash or in-kind consideration.

    Amendment, Alteration and Termination

The terms of the Plan provide that the board may amend, alter or terminate the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. The plan administrator, however, reserves the right to amend, modify or supplement an award to either bring it into compliance with Section 409A of the Internal Revenue Code, or to cause the award not to be subject to such Section. Unless the board determines otherwise, stockholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on October 13, 2015.

Effective as of the date of the completion of the formation transactions described in ‘‘Business— History’’, the Restricted Stock Plans described above were merged into the Plan.

    Plan Amendment

In connection with the ARC Merger, our board of directors has determined to satisfy our obligations to sell shares of our common stock, and to make corresponding grants of restricted shares of our common stock, under the employment agreements with Mr. Sheriff and each of Gregory B. Richard, George T. Hicks, Bryan D. Richardson, H. Todd Kaestner, and James T. Money, and pursuant to offers of agreements we anticipate making to approximately 350 ARC employee-optionees (excluding the six executive officers of ARC who have entered into employment agreements with us, as described in ‘‘—Employment Contracts, Termination of Employment and Change-in-Control Arrangements—Current Employment Agreements’’), that will provide (i) that the optionee use 25% to 50% of the after-tax proceeds received as an ARC shareholder and/or optionholder pursuant to the ARC Merger to purchase shares of our common stock at a price equal to the fair market value of our shares as of such purchase, and (ii) that the optionee will be granted a number of restricted shares of our common stock equal to the number of shares purchased pursuant to clause (i), by issuing such shares pursuant to the Plan. Accordingly, upon consummation of the ARC Merger the Plan will be amended to add 2,500,000 shares of common stock to the shares reserved under the Plan. We refer to this amendment as the ‘‘Plan Amendment’’.

To the extent all of the additional shares of common stock reserved pursuant to the Plan Amendment are not used to provide for the described purchases of our common stock and to make corresponding grants of restricted shares of our common stock to ARC officers and employees in connection with the ARC Merger, the remaining shares may be used for other grants in accordance with the Plan.

    New Plan Benefits

As discussed above, participants in the Plan, as it will be amended by the Plan Amendment in connection with the ARC Merger, are generally selected in the discretion of the plan administrator from among more than 1,000 key employees, directors and consultants. Even the grants that the Plan authorizes to be made to non-employee directors after each annual stockholders' meeting are subject to the plan administrator's discretion. Thus, the benefits or amounts that will be received by or allocated to any individual or group generally are not determinable.

However, in connection with the ARC Merger, and subject to its consummation, certain mutual commitments, which we will satisfy under the Plan, as amended, have been made with Mr. Sheriff, who will become our Co-Chief Executive Officer after the ARC Merger, and each of Gregory B. Richard, George T. Hicks, Bryan D. Richardson, H. Todd Kaestner, and James T. Money, who will become Executive Vice Presidents after the ARC Merger. Solely to this extent, the benefits that will be received under the Plan, as amended, are determinable, and are described in the next two sentences. Subject to these individuals fulfilling their commitments to invest in shares of our common stock (discussed above), the following approximate number of shares will be purchased at a cost of $38.07 per share by each of them in accordance with the Plan, as amended: Mr. Sheriff – 249,752 shares; Mr. Richard – 29,337 shares; Mr. Hicks – 52,074 shares; Mr. Richardson – 46,017 shares; Mr. Kaestner – 52,534 shares; and Mr. Money – 45,967 shares. These shares are subject to an 18-month holding period. The holding period ends earlier upon a termination by the Company without cause or by the executive with good reason. Following such purchases, each individual will be granted an equal number of restricted shares of our common stock subject to the vesting schedule described in ‘‘—Employment Contracts, Termination of Employment and Change-in-Control—Arrangements—Current Employment Agreements—ARC Executives.’’ In the case of the restricted shares to be granted to the ARC employee-optionees, a portion of such shares will vest upon the attainment of certain performance goals and a portion of such shares will vest upon the continuation of employment with the Company.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Prior Employment Agreement

Alterra entered into an employment agreement with Mark W. Ohlendorf, dated May 16, 2003, or the Prior Employment Agreement, which has been superseded by his current employment agreement, which is described in ‘‘—Current Employment Agreements’’ below. The Prior Employment Agreement extended until December 31, 2005, following which the agreement would automatically extend on an annual basis for one additional year, unless notice not to renew was given 90 days prior to the expiration of its term.

Under the Prior Employment Agreement, Mr. Ohlendorf served as President and Chief Financial Officer of Alterra, and received an initial annual base salary of $350,000, with annual increases commencing with the 2004 calendar year of at least $10,000. The Prior Employment Agreement provided for an initial incentive bonus of $220,000, with subsequent annual incentive bonuses up to 50% of Mr. Ohlendorf’s base salary, and Mr. Ohlendorf would not be entitled to any other bonuses other than the bonuses described above. The Prior Employment Agreement also provided that Mr. Ohlendorf would be eligible to participate in all employee benefit plans maintained by Alterra for senior executives during the term of the agreement, and Alterra would contribute for his benefit, $25,000 in the aggregate, to pension, profit sharing, retirement or other deferred compensation plans or programs in which he participates. Under the Prior Employment Agreement, Mr. Ohlendorf was also entitled to a monthly automobile allowance of $600.

The Prior Employment Agreement provided that Mr. Ohlendorf would receive severance payments and benefits in the event of termination of his employment by Alterra other than for ‘‘cause’’ (as defined in the agreement) or by the executive with ‘‘good reason’’ (as defined in the agreement), or by reason of disability. These severance payments include, for 12 months following the date of termination of employment, continuation of annual base salary and continuation, at Alterra’s expense, of group health plan benefits, life insurance, long-term disability benefits, and other employee benefit plans or programs, to the extent permissible under the terms of such plans or law. The severance payments and benefits otherwise due if Mr. Ohlendorf’s employment is terminated by Alterra other than for cause or by him for good reason, would not have been paid if Mr. Ohlendorf had breached certain covenants in the Prior Employment Agreement, including noncompetition and confidentiality restrictions and the requirement to return company property.

Current Employment Agreements

Each of Alterra and BLC (each, an employer) have, along with the Company, entered into employment agreements with several of their respective employees in August and September 2005, or the Employment Agreements. Other than the positions and salary and bonuses, these Employment Agreements are substantially the same, except as noted below. Alterra and the Company have entered into an employment agreement with Mark W. Ohlendorf and Kristin A. Ferge. Mr. Ohlendorf’s agreement supersedes the Prior Employment Agreement. BLC and the Company have entered into employment agreements with each of Mark J. Schulte, John P. Rijos, R. Stanley Young and Deborah C. Paskin. Upon the completion of the series of formation transactions described in ‘‘Business—History,’’ the Company became the employer of each of these executives.

The executives’ positions, annual base salaries and target bonuses for the first fiscal year following the effective date of the employment agreements are set forth below:

Name/Title	Annual Base Salary	Target Bonus
Mark J. Schulte – Chief Executive Officer	$200,000	$200,000
Mark W. Ohlendorf – Co-President	$200,000	$300,000
John P. Rijos – Co-President	$200,000	$200,000
R. Stanley Young – Executive Vice President and Chief Financial Officer	$175,000	$150,000
Kristin A. Ferge – Executive Vice President and Treasurer	$175,000	$150,000
Deborah C. Paskin – Executive Vice President, Secretary and General Counsel	$150,000	$100,000

Under the Employment Agreements, the executives’ bonuses for the first fiscal year commencing after the effective date of the Employment Agreements will be paid 50% in cash and 50% in restricted shares of Company common stock pursuant to the Company’s Omnibus Stock Incentive Plan described in ‘‘—Omnibus Stock Incentive Plan’’ above. After the first fiscal year of the Company following the effective date of the Employment Agreements, the executives’ respective bonuses will be based on achievement of certain performance standards as determined by the board of directors in its discretion, and may be payable in a combination of cash and vested shares of common stock in the board of directors’ discretion; however, bonus amounts that exceed the executives’ target bonuses for the first fiscal year may be paid in unvested restricted shares of Company common stock, as determined by the board of directors in its discretion.

The Employment Agreements have three year initial terms at the end of which the agreements automatically extend on an annual basis for up to two additional one year terms, unless notice not to renew an agreement is given 90 days prior to the expiration of its term. The Employment Agreements provide that the executives will be entitled to all the usual benefits offered to employees at the executives’ levels including, vacation, sick time, participation in the employer’s 401(k) retirement plan and medical, dental and insurance programs, all in accordance with the terms of such plans and programs in effect from time to time.

The Employment Agreements provide that, in the event of termination of employment by the employer other than a termination for ‘‘cause’’ (as defined in the agreement), or by the executives with ‘‘good reason’’ (as defined in the agreement), and the termination is not within 12 months following a ‘‘change of control’’ (as defined in the Employment Agreements), the executives will receive severance payments and benefits, upon signing a release of claims in a form adopted by the employer, or the Release, provided the executives comply with any restrictive covenants by which the executives are bound. These severance payments and benefits are composed of continuation of annual base salary for six months following the date of termination of employment and continuation, at the employer’s expense, of coverage under the employer’s medical plan until the earlier of six months following the date of termination of employment or the period of time until the executive becomes eligible under the medical benefits program of a new employer.

In the event of a change of control, and the executives’ employment is terminated within 12 months following the change in control either by the employer (or a successor) without cause, or by the executives for good reason, then, provided the executives sign the Release and comply with any restrictive covenants by which the executives are bound, the executives will be entitled to, for 12 months following the date of termination of employment, continuation of annual base salary (at the rate in effect at the time of termination, or if higher, immediately prior to the change of control) and continuation of coverage under the employer’s medical plan. In the event of a change of control, and the executive's employment is terminated not within 12 months following the change in control either by the employer (or a successor) without cause, or by the executive for good reason, then the executive is entitled to his accrued and unpaid base salary and vacation pay, six months of base salary, and continuation of the executive's coverage under the employer's medical plan until the earlier of (i) the date the executive becomes eligible for the medical benefits program of a new employer or (ii) the six-month anniversary of the date of termination.

ARC Executives

In connection with the ARC Merger, we have entered into employment agreements with six ARC executives, which will become effective upon consummation of the ARC Merger.

The ARC executives’ positions with us, annual base salaries and target bonuses for the first fiscal year following the effective date of the employment agreements are set forth below:

Name/Title	Annual Base Salary	Target Bonus
W.E. Sheriff – Co-Chief Executive Officer	$200,000	$200,000
Gregory B. Richard – Executive Vice President	$200,000	$150,000
George T. Hicks – Executive Vice President	$175,000	$150,000
Bryan D. Richardson – Executive Vice President	$175,000	$150,000
H. Todd Kaestner – Executive Vice President	$175,000	$150,000
James T. Money – Executive Vice President	$175,000	$125,000

The employment agreement with each ARC executive provides that, as described in ‘‘—Omnibus Stock Incentive Plan—New Plan Benefits’’, he must use an amount specified in the respective employment agreement to purchase shares of our common stock at a price of $38.07 per share, which shares are subject to an 18-month holding period. After making these investments in our common stock, each ARC executive will be granted an equal number of restricted shares of our common stock. Depending on the executive, 70% or 80% of such shares will vest upon the attainment of performance goals and 30% or 20% will vest based on the executive's continued employment with the Company.

With respect to shares which vest based on the executive's continued employment with the Company, one-third of the shares of restricted stock will vest on each of December 31, 2007, December 31, 2008 and December 31, 2009; provided, that upon the occurrence of a change in control (as defined in the employment agreement) all such shares that are not vested will immediately vest. The executive will be entitled to receive all dividends declared and paid on Company common stock. If the executive's employment is terminated by the Company without cause (as defined in the employment agreement) or by the executive for good reason (as defined in the employment agreement) prior to December 31, 2007, one-third of the shares of restricted stock which normally vest upon continued employment will vest and the remainder will be forfeited. If the executive's employment is terminated by the Company without cause or by the executive for good reason after December 31, 2007 but before December 31, 2008, one-half of the remaining shares subject to the grant which normally vest upon continued employment will vest and the remainder will be forfeited. If the executive's employment is terminated by the Company without cause or by the executive for good reason after December 31, 2008 but before December 31, 2009, all the shares remaining subject to the grant which normally vest upon continued employment will vest. If the executive's employment terminates for any other reason, all such unvested shares will be forfeited at termination.

With respect to shares which vest upon attainment of performance goals, the first vesting date will be December 31, 2008. Up to 50% of such shares may vest on that date, depending on the degree to which the performance goal has been met. Any of such shares which do not vest on the first vesting date will remain subject to the grant until the second vesting date, December 31, 2009. Up to 100% of the shares still subject to the performance-vesting conditions of the grant (including shares which failed to vest at the first vesting date) may vest on the second vesting date, depending on the degree to which the performance goal has been met. Any of such shares which do not vest on the second vesting date will be forfeited. If the executive's employment is terminated by the Company without cause or by the executive with good reason at any time prior to the second vesting date, the shares subject to the performance-vesting conditions of the grant at the time of such termination will remain subject to the grant until the vesting date which immediately follows such termination. Upon that vesting date the same number of shares will vest as would have vested if the executive had remained employed by the Company on that vesting date. If the executive's employment terminates for any other reason while shares remain subject to the performance-vesting conditions of the grant, all such shares will be forfeited at such termination.

Each employment agreement with an ARC executive provides that, except for the vesting of his ARC restricted shares and options and the accelerated payments of deferred compensation, the officer waives all rights to benefits and compensation, which might otherwise result from treating the ARC Merger as a change in control under ARC's benefit plans, including his right to a gross-up with respect to any parachute excise tax that might be imposed in connection with the ARC Merger.

Except with respect to the required investment, restricted share grant and waiver provisions described above, the employment agreement with W.E. Sheriff is substantially similar to the employment agreement of Mark J. Schulte, including with respect to an initial term of approximately three years, with automatic annual renewals for up to two years, termination provisions, and the benefits upon termination. Mr. Sheriff and Mr. Schulte will report to our board of directors.

Except with respect to the required investment, restricted share grant and waiver provisions described above, the employment agreements with the remaining five ARC executives are substantially similar to the employment agreements of our executive officers other than Mr. Schulte, including with respect to an initial term of approximately three years, with automatic annual renewals for up to two years, termination provisions, and the benefits upon termination. The five ARC executives will report to the Co-Chief Executive Officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements With Stockholders

General

In connection with the series of formation transactions described in ‘‘Business—History,’’ we entered into various agreements with respect to our governance and our common stock. The following is a summary of material provisions of these agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the respective agreements, a copy of each of which is filed as exhibits hereto. Each of the following agreements resulted from negotiations between our management and our significant stockholders, including our majority stockholder, Fortress. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Stockholders Agreement

Upon the consummation of our initial public offering, we entered into a Stockholders Agreement with FBA, Fortress Investment Trust II, FIT-ALT Investor and Health Partners, (the ‘‘Stockholders Agreement’’). The Stockholders Agreement provides these stockholders with certain rights with respect to the designation of directors to our board of directors as well as registration rights for our securities owned by them.

In connection with the distributions and contributions of our common stock described in ‘‘Business—History’’, each of FRIT, FBIF, FRITH and FITH will be considered a ‘‘Fortress Stockholder’’ for purposes of the Stockholders Agreement and have agreed to be bound by all of the restrictions and obligations of the Stockholders Agreement.

Upon consummation of the ARC Merger, the Investor will be considered a ‘‘Fortress Stockholder’’ for purposes of the Stockholders Agreement and will be bound by all of the restrictions and obligations of the Stockholders Agreement; provided, however, that pursuant to the terms of the Investment Agreement, the Investor has agreed to waive any ‘‘piggyback’’ registration rights under the Stockholders Agreement in the event that we file a registration statement on Form S-1 prior to November 11, 2006. In addition, upon consummation of the ARC Merger we may amend the Stockholders Agreement to increase the number of directors that the Fortress Stockholders are entitled to designate under the Stockholders Agreement from four (of seven) to five (of eight), provided that the Fortress Stockholders continue to beneficially own more than 50% of the voting power of the Company.

Designation of Directors

The Stockholders Agreement requires that each of FBA, Fortress Investment Trust II, FIT-ALT Investor and their respective affiliates and permitted transferees (collectively referred to in this prospectus as the ‘‘Fortress Stockholders’’) and Health Partners and its affiliates and permitted transferees (collectively referred to in this prospectus as the ‘‘HP Stockholders’’) vote or cause to be voted all of our voting stock beneficially owned by each and to take all other reasonably necessary action so as to elect to our board of directors the following:

•	so long as the Fortress Stockholders beneficially own (i) more than 50% of the voting power of the Company, four directors designated by FIG Advisors LLC, an affiliate of Fortress (‘‘FIG Advisors’’), or such other party designated by Fortress; (ii) between 25% and 50% of the voting power of the Company, three directors designated by FIG Advisors; (iii) between 10% and 25% of the voting power of the Company, two directors designated by FIG Advisors; and (iv) between 5% and 10% of the voting power of the Company, one director designated by FIG Advisors; and

•	so long as the HP Stockholders beneficially own more than 5% of the voting power of the Company, one director designated by Health Partners.

If at any time the number of our directors entitled to be designated by FIG Advisors or HP pursuant to the Stockholder Agreement shall decrease, within 10 days thereafter, FIG Advisors or HP, as applicable, shall cause the appropriate number of directors to resign and any such vacancy shall be filled by a majority vote of our board of directors.

In accordance with the Stockholders Agreement, FIG Advisors designated Wesley R. Edens, William Doniger, Jeffrey R. Leeds and Jeffrey G. Edwards and Health Partners designated Bradley E. Cooper to our board of directors.

If the underwriters exercise their overallotment option to purchase up to 2,885,415 shares of our common stock from the selling stockholder then, following the consummation of this offering, the HP Stockholders will no longer beneficially own more than 5% of the voting power of the Company. In such case, within 10 days of the sale, as required by the Stockholders Agreement, the HP Stockholders would be required to cause Mr. Cooper to resign from our board of directors. This resignation would result in a vacancy on our board of directors. The board of directors would begin a process in due course to identify an appropriate candidate to fill this vacancy. We may decide to offer a current member of the board of directors of ARC or some other qualified individual the opportunity to join our board of directors after the consummation of the ARC Merger. As of the date of this prospectus, we have no arrangement with any individual to join our board of directors.

The Investment Agreement provides that in the event the Investor transfers some or all of its equity investment in the Company to an entity that intends to qualify as a ‘‘venture capital operating company’’ pursuant to applicable law, we will enter into a management rights letter with the Investor, which sets forth certain rights of the Investor, including the right to (i) appoint a representative observer to our board of directors, (ii) examine our books and records and visit and inspect our facilities and (iii) discuss our business operations with our executives.

Registration Rights

Demand Rights.    We have granted to the Fortress Stockholders and the HP Stockholders, in each case for so long as such stockholders collectively and beneficially own an amount of our common stock at least equal to 5% or more of our common stock issued and outstanding immediately after the consummation of our initial public offering (a ‘‘Registrable Amount’’) ‘‘demand’’ registration rights that allow them at any time after six months following the consummation of our initial public offering to request that we register under the Securities Act of 1933, as amended, an amount equal to or greater than 5% of our stock that they own. Each of the Fortress Stockholders and the HP Stockholders is entitled to an aggregate of two demand registrations. We are not required to maintain the effectiveness of the registration statement for more than 60 days. We are also not required to effect any demand registration within six months of a ‘‘firm commitment’’ underwritten offering to which the requestor held ‘‘piggyback’’ rights and which included at least 50% of the securities requested by the requestor to be included. We are not obligated to grant a request for a demand registration within four months of any other demand registration, and may refuse a request for demand registration if in our reasonable judgment, it is not feasible for us to proceed with the registration because of the unavailability of audited financial statements.

Piggyback Rights.    For so long as they beneficially own an amount of our common stock at least equal to 1% of our common stock issued and outstanding immediately after the consummation of our initial public offering, the Fortress Stockholders and the HP Stockholders also have ‘‘piggyback’’ registration rights that allow them to include the shares of common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other stockholders that have registration rights. The ‘‘piggyback’’ registration rights of these stockholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. Health Partners exercised its right to require us to register 4,399,999 shares in this offering (including 2,885,415 shares that the underwriters may purchase from the selling stockholder if the underwriters exercise their overallotment option in full) and is the selling stockholder in this offering.

Shelf Registration.    We have granted each of the Fortress Stockholders and the HP Stockholders, for so long as each beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on our efforts to keep the shelf registration statement continuously effective and our right to suspend the use of the shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statement would be detrimental to us or our stockholders. In addition, each of the Fortress Stockholders and HP Stockholders that have not made a request for a shelf registration may elect to participate in such shelf registration within ten days after notice of the registration is given.

Indemnification; Expenses.    We have agreed to indemnify each of the Fortress Stockholders and the HP Stockholder against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell shares of our common stock, unless such liability arose from such stockholder’s misstatement or omission, and each such stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incident to our performance under the Stockholders Agreement, and the Fortress Stockholders and HP Stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the Stockholders Agreement.

Conveyance Agreement

In September 2005, we entered into a conveyance agreement with certain equity holders of BLC, FEBC-ALT Investors (Alterra’s indirect parent company) and Fortress CCRC, including several funds managed by affiliates of Fortress. Pursuant to this conveyance agreement, three separate wholly-owned subsidiaries of ours were merged with and into BLC, FEBC-ALT Investors and Fortress CCRC, respectively, and the equity holders of these entities received an aggregate of 58,000,000 shares of our common stock in exchange for all of their equity interests in these entities and became direct owners of 100% of our common stock prior to our initial public offering. Pursuant to the conveyance agreement, we agreed to indemnify each of such former equity holders of BLC, FEBC-ALT Investors and Fortress CCRC from any damages suffered by such equity holders as a result of breaches of representations and warranties made by us in the conveyance agreement. We believe the terms of the conveyance agreement are reasonable and customary for transactions of this type. See ‘‘Business—History’’ for a further description of these transactions and ‘‘Principal and Selling Stockholders’’ for a list of the equity holders.

Acquisition of Membership Interests of FEBC-ALT Investors by FIT-ALT Investor

In June 2005, we entered into a Membership Interest Purchase Agreement with FIT-ALT Investor, Emeritus and NW Select. Pursuant to this agreement, FIT-ALT Investor purchased from Emeritus and NW Select membership interests in FEBC-ALT Investors representing approximately 25% of the membership interests in FEBC-ALT Investors for an aggregate purchase price of $50.0 million. In connection with this transaction, FEBC-ALT Investors paid a preferred distribution of $20.0 million to FIT-ALT Investor in connection with its membership interest in FEBC-ALT Investors. FIT-ALT Investor used the proceeds of the distribution to pay a portion of the purchase price. In addition, pursuant to this agreement, each of Emeritus and NW Select agreed to sell in our initial public offering all of the shares of our common stock received by them in September 2005 in exchange for their membership interests in FEBC-ALT Investors. Also, we agreed to indemnify each of Emeritus and NW Select against various liabilities in connection with our initial public offering. The terms of the Membership Interest Purchase Agreement were negotiated on an arms-length basis and were comparable to the terms that could have been obtained from independent third parties.

In August 2005, FIT-ALT Investor, Emeritus and NW Select entered into an amendment of the limited liability company agreement of FEBC-ALT Investors. Pursuant to this amendment, FIT-ALT Investor exchanged a preferred distribution of approximately $7.1 million from FEBC-ALT Investors to which FIT-ALT Investor was entitled to under FEBC-ALT Investors’ limited liability company agreement for additional membership interests in FEBC-ALT Investors.

Provident

Darryl W. Copeland, Jr., previously the chief executive officer, president and chairman of the board of trustees of Provident, was, until April 2004, a member of the boards of directors of both BLC and

Alterra. Mr. Copeland also was a managing director of Fortress Capital Finance, an affiliate of Fortress, from August 2001 until April 2004. Provident is party to the sale-leaseback arrangements described in ‘‘Business—Leases—Provident Sale-Leasebacks.’’ The terms of the Provident sale-leaseback arrangements were negotiated on an arms-length basis and we believe the terms are reasonable and customary for transactions of this type.

SNH

On February 28, 2003, AHC Trailside, Inc., a subsidiary of Alterra, entered into and became the tenant under a lease, or the SNH Lease, with SNH ALT Leased Properties Trust, or SNH, for 25 assisted living properties. Simultaneously with the entering into of the SNH Lease, SNH ALT Mortgaged Property Trust, an affiliate of SNH, made a $6.9 million loan, or the SNH Loan, to Pomacy Corporation, a wholly owned subsidiary of Alterra. At such time, the SNH Lease and SNH Loan were subject to cross-defaults, cross-guarantee and cross-collateralization. In December 2003, in connection with Alterra’s reorganization, FIT-ALT SNH Loan LLC, a subsidiary of Fortress, purchased the SNH Loan from SNH ALT Mortgaged Property Trust for an amount equal to the outstanding principal balance of the SNH Loan plus accrued interest, the SNH Lease and SNH Loan were amended to eliminate the cross-defaults, cross-guarantees and cross-collateralization between the SNH Loan documents and the SNH Lease documents, and Alterra paid SNH $1.0 million as consideration for the agreement to sell the SNH Loan. Pomacy repaid the SNH Loan in full during 2004 with the proceeds of sale of all but one of the properties mortgaged to secure such loan and obtained a release of the mortgage on the remaining property for a final payment of $1.5 million. The purchase and amendment of the SNH Loan resulted from negotiations with funds managed by affiliates of Fortress, our majority stockholder. As a result, these matters were not approved at arm’s length; however, we believe the terms and conditions set forth in such agreement were reasonable and customary for transactions of this type.

The NBA

The NBA is a 501(c)(3) not-for-profit organization founded in 1887. As a result of deteriorating operating performance and unsuccessful negotiations to restructure the NBA’s debt and management, bonds issued by the NBA were trading at a discount to their par value. In January and February 2004, FIT CCRC LLC, a fund managed by an affiliate of Fortress, acquired $44.7 million aggregate amount of the NBA bonds. Fortress helped form the unsecured creditors’ committee to lead a restructuring of the NBA. In February 2004, the NBA elected to file for bankruptcy protection. In September 2004, Fortress CCRC negotiated an asset purchase agreement to acquire the Fortress CCRC Portfolio from the NBA, and was subsequently selected as the winning bidder through a bankruptcy auction in December 2004. The acquisition closed in April and May 2005. Proceeds from the sale of these facilities and cash from the NBA were used to fund a plan of reorganization, which included repayment in full of the bonds owned by FIT CCRC LLC.

Loan to Mark J. Schulte

In October 2000, BLC loaned approximately $2.0 million to our chief executive officer, Mark J. Schulte. In exchange, BLC received a ten-year, secured, non-recourse promissory note from Mr. Schulte, which bears interest at a rate of 6.09% per annum, 2.0% of which is payable in cash the remainder of which accrues and will be paid at maturity on October 2, 2010. The greatest outstanding amount of indebtedness due on the note within our last fiscal year was approximately $2.5 million, and the amount outstanding as of March 31, 2006 was approximately $2.5 million. The note was secured by Mr. Schulte’s membership interests in FBA, a fund managed by an affiliate of Fortress and the former holder of a majority of the outstanding common stock of BLC. The loan to Mark J. Schulte resulted from negotiations between Mr. Schulte, our chief executive officer, and Fortress, our largest stockholder. As a result, some of the terms of this loan may not have been as favorable to us as if such loan was negotiated with an unaffiliated third party. In connection with the combination transactions in September 2005, BLC and Mr. Schulte substituted as collateral for this loan 115,159 shares of our common stock received by Mr. Schulte in exchange for his membership interests in FBA.

Investment Agreement

Simultaneously with entering into the ARC Merger Agreement, in order to finance the ARC Merger, we entered into the Investment Agreement with RIC Coinvestment Fund LP, or the Investor, a fund managed by an affiliate of Fortress. Under the terms of the Investment Agreement, the Investor committed to purchase, at and simultaneously with the closing of the ARC Merger, up to $1.3 billion of our common stock at a price of $36.93 per share. Prior to the closing of the ARC Merger, we intend to exercise our right to reduce the Investor's $1.3 billion commitment by $650.0 million. If we do not complete this offering prior to the closing of the ARC Merger, the Investor will issue to us, at the closing, a one-time option to purchase from the Investor a number of shares of our common stock having a value equal to the difference between the total consideration paid by the Investor for the common stock at the closing and $650.0 million. Pursuant to this option, we would have the right and the option (but not the obligation) to purchase the shares at a price per share of $38.07. The option would be immediately vested upon issuance at the closing and would expire six months and one day after the closing. If we complete this offering, we will not be entitled to this option and no option will be issued by the Investor. For a more detailed description of the Investment Agreement and the option, see ‘‘Business—Equity Commitment’’. We believe the terms and conditions set forth in such agreement are reasonable and customary for a transaction of this type.

Fortress Credit Agreements

On June 28, 2006, Fortress informed us of the following:

Two affiliates of Fortress, FRIT Holdings LLC and FIT Holdings LLC entered into separate credit agreements, both dated June 28, 2006, with Deutsche Bank AG, London Branch, or Deutsche Bank, as Administrative Agent and sole lender. Pursuant to these credit agreements, the affiliates have received an aggregate commitment of approximately $1.43 billion from Deutsche Bank, and this amount has been secured by, among other things, a pledge by the borrowers and one other affiliate of Fortress of a total of 40,628,000 shares of our common stock owned by such affiliates. The 40,628,000 shares of common stock represent approximately 61% of our issued and outstanding common stock as of June 28, 2006.

The credit agreements contain customary default provisions and also require prepayment of a portion of the borrowings by the borrowers in the event the trading price of our common stock decreases below certain specified levels. In the event of a default under the credit agreements by the borrowers, Deutsche Bank may foreclose upon any and all shares of our common stock pledged to it. The borrowers have agreed in the credit agreements that if a shelf registration statement is not effective and usable for resales of any portion of the pledged common stock by Deutsche Bank (in the event of foreclosure) as of June 9, 2007, the applicable affiliate will prepay a related portion of the borrowings.

The lock-up agreements with applicable affiliates of Fortress will contain an exception to allow Deutsche Bank to seize and dispose of the shares pledged under the credit agreements in the event of a default under either of the credit agreements by the applicable affiliates of Fortress.

We are not a party to the credit agreements and have no obligations thereunder. Mr. Wesley R. Edens, the Chairman of our board of directors, owns an interest in Fortress and is the Chairman of its Management Committee.

Other Investment Activities of our Principal Stockholders

Fortress and its affiliates engage in a broad spectrum of activities, including investment advisory activities, and have extensive investment activities that are independent from, and may from time to time conflict with ours. Fortress and certain of its affiliates are, or sponsor, advise or act as investment manager to, investment funds, portfolio companies of private equity investment funds and other persons or entities that have investment objectives that may overlap with ours and that may, therefore, compete with us for investment opportunities.

Terminated Agreements

Governance Agreement

In September 2005, we entered into a Governance Agreement with FBA, Fortress Investment Trust II and Health Partners (the ‘‘Governance Agreement’’). Each of FBA and Fortress Investment Trust II is

a fund managed by an affiliate of Fortress, our largest stockholder. Pursuant to the Governance Agreement, each of FBA, Fortress Investment Trust II and FIT-ALT Investor, and their respective affiliates and permitted transferees (collectively, the ‘‘Fortress Fund Stockholders’’) and the HP Stockholders shall vote or cause to be voted all of our voting stock beneficially owned by each and take all other reasonably necessary action so as to elect to our board of directors one director designated by the HP Stockholders. The Governance Agreement terminated automatically upon the consummation of our initial public offering and is of no further force or effect.

Stockholders Agreement with Emeritus and NW Select

On June 29, 2005, we entered into a Stockholders and Voting Agreement with FIT-ALT Investor, Emeritus and NW Select (the ‘‘ENW Stockholders Agreement’’). Among other things, the ENW Stockholders Agreement requires the ENW Stockholders to vote all of our shares of common stock beneficially owned by them as directed by FIT-ALT Investor or its transferees. In addition, the ENW Stockholders may not transfer the shares of our common stock that they beneficially own other than to their permitted transferees.

Emeritus and NW Select each owned 2,086,000 shares of our common stock prior to the consummation of our initial public offering. Each of Emeritus and NW Select sold all of our shares of common stock that it owned in our initial public offering. The ENW Stockholders Agreement terminated automatically upon the consummation of our initial public offering and is of no further force or effect.

Exchange and Stockholder Agreement with Mark Schulte

In connection with the combination transactions in September 2005, we entered into an exchange and stockholders agreement with Mark Schulte, our chief executive officer, and FBA, with respect to 248,723 shares of our common stock acquired by Mr. Schulte from FBA in exchange for his membership interests in FBA. This agreement provides Mr. Schulte with certain participation rights in any sale of our common stock by FBA and requires him to consent to any business combination transactions involving us. In addition, this agreement restricts the transfer of these shares of our common stock by Mr. Schulte. This agreement terminated automatically upon the consummation of our initial public offering and is of no further force and effect. We believe the terms and conditions set forth in such agreement were reasonable and customary for a transaction of this type.

Stockholder Agreement with Paul Froning

On September 14, 2005, BLC entered into a stockholders agreement with Paul Froning, a member of our management, and FBA, with respect to 25 shares of common stock of BLC acquired by Mr. Froning pursuant to BLC’s restricted stock plan. This agreement provided Mr. Froning with certain participation rights in any sale of our common stock by FBA and required him to consent to any business combination transactions involving us. This agreement terminated automatically upon the consummation of our initial public offering and is of no further force and effect. We believe the terms and conditions set forth in such agreement were reasonable and customary for a transaction of this type.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

The following table sets forth the total number of shares of our common stock beneficially owned, and the percent so owned, as adjusted to reflect the sale of the shares offered hereby, by (i) each person known by us to be the beneficial owner of more 5% of our common stock, (ii) each of our directors and named executive officers, (iii) all directors and executive officers as a group, and (iv) the selling stockholder.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.

The percentage of beneficial ownership of our common stock before this offering is based on 66,560,800 issued shares of our common stock (including certain unvested shares of restricted stock) outstanding as of July 15, 2006. The percentage of beneficial ownership of our common stock after this offering is based on 102,834,548 shares of our common stock outstanding (including certain unvested restricted shares). The table assumes that the underwriters will not exercise their overallotment option to purchase up to 2,885,415 shares of our common stock from the selling stockholder, assumes the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger, and assumes the sale and corresponding grant of an aggregate of 951,362 shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan— New Plan Benefits’’.

	Nature and Amount of Beneficial Ownership
	Before Offering		After Offering
Name of Beneficial Owner	Shares Owned (2)	Percentage	Shares Owned (2)	Percentage
Executive Officers and Directors(1)
Wesley R. Edens(3)	43,456,200	65.29%	61,057,067	59.37%
Mark J. Schulte	705,829	1.06%	705,829	*
W. E. Sheriff(9)	0	*	499,504	*
Mark W. Ohlendorf	315,000	*	315,000	*
John P. Rijos	452,106	*	452,106	*
R. Stanley Young	383,939	*	383,939	*
Kristin A. Ferge	113,700	*	113,700	*
William B. Doniger	5,500	*	5,500	*
Jackie M. Clegg	20,290	*	20,290	*
Bradley E. Cooper(5)(6)	7,844,625	11.79%	6,330,041	6.16%
Jeffrey G. Edwards(7)	535,790	*	535,790	*
Jeffrey R. Leeds	20,790	*	20,790	*
Samuel Waxman	32,790	*	32,790	*
All directors and executive officers as a group (19 persons)	54,082,038	81.25%	71,119,683	69.16%
5% Stockholders
Fortress Investment Holdings LLC(4)(8)	43,407,000	65.21%	61,007,867	59.33%
Selling Stockholder
Health Partners(4)(5)(6)	7,844,625	11.79%	6,330,041	6.16%

*	Less than 1%

(1)	The address of each officer or director listed in the table below, except Mark W. Ohlendorf, Kristin A. Ferge, and W.E. Sheriff, is c/o Brookdale Senior Living Inc., 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611. The address of Mark W. Ohlendorf and Kristin A. Ferge is c/o

Brookdale Senior Living Inc., 6737 W. Washington St., Suite 2300, Milwaukee, Wisconsin 53214. The address of W.E. Sheriff is c/o Brookdale Senior Living Inc., 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027.

(2)	Consists of shares held, including restricted shares.

(3)	Includes 49,200 shares held by Mr. Edens and other ownership as set forth in Footnote 8.

(4)	The address of Fortress Investment Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The address of Health Partners is c/o Capital Z Management, LLC, 230 Park Avenue South, 11th Floor, New York, New York 10003.

(5)	Bradley E. Cooper, who is one of our directors, is a shareholder of Capital Z Partners, Ltd., the ultimate general partner of Capital Z Financial Services Fund II, L.P., which is the managing partner of Health Partners. Mr. Cooper owns 5.7% of the voting capital stock of Capital Z Partners, Ltd. Mr. Cooper disclaims beneficial ownership of all shares of our common stock that are beneficially owned by Capital Z.

(6)	Consists of 7,844,625 shares and 6,330,041 shares held by Health Partners before this offering and after this offering, respectively. Health Partners is managed by its managing partner, Capital Z Financial Services Fund II, L.P. Capital Z Partners Ltd. is the ultimate general partner of Capital Z Financial Services Fund II, L.P. Bob Spass and Bradley E. Cooper are shareholders of Capital Z Partners, Ltd. By virtue of their ownership interests in Capital Z Partners, Ltd., Messrs. Spass and Cooper, may be deemed to beneficially own the shares listed as beneficially owned by Health Partners. Health Partners is selling 1,514,584 of its shares of our common stock in this offering. In accordance with the Stockholders Agreement, so long as the HP Stockholders beneficially own more than 5% of the voting power of the Company, Health Partners is entitled to designate one director to our board. Based on the current share ownership of Health Partners, the HP Stockholders have the right to designate one director. Mr. Cooper is the designee of the HP Stockholders that currently serves on our board of directors. If the underwriters exercise their overallotment option to purchase up to 2,885,415 shares of our common stock from the selling stockholder then, following the consummation of this offering, the HP Stockholders will no longer beneficially own more than 5% of the voting power of the Company. In such case, within 10 days of the consummation of this offering, as required by the Stockholders Agreement, the HP Stockholders would be required to cause Mr. Cooper to resign. See ‘‘Certain Relationships and Related Party Transactions—Agreements With Stockholders— Stockholders Agreement’’ for a more detailed description of the Stockholders Agreement and the HP Stockholders.

(7)	Includes 55,790 shares held by Mr. Edwards and 480,000 shares held by East Peak Partners, L.P. (‘‘East Peak’’). JGE Capital Management LLC (‘‘JGE Capital Management’’) is the sole general partner of East Peak. As President and the Principal of JGE Capital Management, Jeffrey G. Edwards makes investment decisions for East Peak. Mr. Edwards disclaims beneficial ownership of the shares held by East Peak.

(8)	Includes 13,228,000 shares held by FIT-ALT Investor LLC, 20,000,000 shares held by FIT Holdings LLC, 7,400,000 shares held by FRIT Holdings LLC, 1,702,708 shares held by Fortress Registered Investment Trust, 826,292 shares held by Fortress Brookdale Investment Fund LLC, 18,750 shares held by Drawbridge Special Opportunities Fund Ltd., 106,250 shares held by Drawbridge Special Opportunities Fund LP, 125,000 shares held by Drawbridge Global Macro Master Fund Ltd. and, assuming the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the ARC Merger, 17,600,867 shares held by RIC Coinvestment Fund LP. FIT-ALT Investor LLC is a wholly-owned subsidiary of FIT Holdings LLC, which is a wholly-owned subsidiary of Fortress Investment Trust II, which is a majority-owned subsidiary of Fortress Investment Fund II LLC. Fortress Investment Fund II LLC is managed by its managing member, Fortress Fund MM II LLC, which is managed by its managing member Fortress Investment Group LLC. FRIT Holdings LLC is wholly-owned by Fortress Registered Investment Trust, which is 100% owned by Fortress Investment Fund LLC. Fortress

Investment Fund LLC is managed by its managing member, Fortress Fund MM LLC, which is managed by its managing member Fortress Investment Group LLC. Drawbridge Special Opportunities Advisors LLC is the investment manager of Drawbridge Special Opportunities Fund Ltd. Drawbridge Special Opportunities Advisors LLC is the investment manager of Drawbridge Special Opportunities Fund LP. Fortress Investment Group LLC is the sole managing member of Drawbridge Special Opportunities Advisors LLC. Drawbridge Global Macro Master Fund Ltd. is 100% owned by Drawbridge Global Macro Fund LP and Drawbridge Global Macro Fund Ltd. Drawbridge Global Macro Advisors LLC is the investment manager of each of Drawbridge Global Macro Fund LP and Drawbridge Global Macro Fund Ltd. Fortress Investment Group LLC is the sole managing member of Drawbridge Global Macro Advisors LLC. FIG Advisors LLC is the investment advisor of RIC Coinvestment Fund LP and Fortress Brookdale Investment Fund LLC and may be deemed to beneficially own the shares listed as beneficially owned by RIC Coinvestment Fund LP and Fortress Brookdale Investment Fund LLC. FIG Advisors LLC disclaims beneficial ownership of such shares. FIG Advisors LLC is a wholly-owned subsidiary of Fortress Investment Group LLC. Fortress Investment Group LLC is 100% owned by Fortress Investment Holdings LLC. Fortress Investment Holdings LLC is an entity that is owned by certain individuals, including Wesley R. Edens, our Chairman of the board. By virtue of his ownership interests in Fortress Investment Holdings LLC, Mr. Edens may be deemed to beneficially own the shares listed as beneficially owned by Fortress Investment Holdings LLC. Mr. Edens disclaims beneficial ownership of such shares.

(9)	Includes 249,752 shares that Mr. Sheriff is expected to purchase upon consummation of the ARC Merger pursuant to his employment agreement, and an additional 249,752 shares that we expect to grant to Mr. Sheriff pursuant to his employment agreement. Mr. Sheriff is expected to become our co-Chief Executive Officer upon consummation of the ARC Merger.

DESCRIPTION OF INDEBTEDNESS

New Credit Facility

On February 10, 2006, we entered into a $330.0 million credit agreement, as amended on May 10, 2006 and June 29, 2006, (the ‘‘New Credit Facility’’) consisting of a $250.0 million term loan, a $20.0 million revolving loan, and a $60.0 million letters of credit commitment, with the several lenders from time to time parties thereto, Lehman Brothers Inc., as lead arranger, LaSalle Bank National Association, as syndication agent, Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., and LaSalle Bank National Association, as co-arrangers, Goldman Sachs Credit Partners L.P. and Citicorp North America, Inc., as co-documentation agents, and Lehman Commercial Paper Inc., as administrative agent. Concurrent with the New Credit Facility we terminated our existing line of credit.

In connection with the New Credit Facility, we and certain of our subsidiaries thereto (the ‘‘Guarantors’’) made a Guarantee and Pledge Agreement (the ‘‘Guarantee and Pledge Agreement’’) in favor of Lehman Commercial Paper Inc., as administrative agent for the banks and other financial institutions from time to time parties to the New Credit Facility, pursuant to which certain of the Guarantors guarantee the prompt and complete payment and performance when due by us of our obligations under the New Credit Facility and certain of the Guarantors pledge certain assets for the benefit of the secured parties as collateral security for the payment and performance of our obligations under the New Credit Facility and under the guarantee. The pledged assets include, among other things, equity interests in certain of our subsidiaries, all related books and records and, to the extent not otherwise included, all proceeds and products of any and all of the foregoing, all supporting obligations in respect of any of the foregoing and all collateral security and guarantees given by any person with respect to any of the foregoing.

The term loan and the revolving loan and the letters of credit commitment under the New Credit Facility is scheduled to expire on February 10, 2007. We have the option of requesting a six-month extension of any or all of the maturity or expiration dates.

At our option, the term loan and the revolving loan bear interest at either (i) the greater of (a) the prime lending rate as set forth on the British Banking Association Telerate Page 5 plus a margin of 0.50% and (b) the Federal Funds Effective Rate plus ½ of 1% plus a margin of 0.50%, or (ii) the Eurodollar rate plus a margin of 1.50%. In connection with the revolving loan, we will pay a commitment fee of 0.25% per annum on the average daily amount of undrawn funds. In connection with the term loan, we will pay a commitment fee of 0.125% of the average daily amount of undrawn funds so long as we draw less than $150.0 million, or 0.25% if we draw $150.0 million or more.

The proceeds of the loans under the New Credit Facility were used to finance a portion of acquisitions of fee-simple and leasehold ownership interests in senior housing real estate and to pay related fees and expenses and for general corporate purposes.

The New Credit Facility contains typical representations and covenants for loans of this type. A violation of any of these covenants could result in a default under the New Credit Facility, which would result in termination of all commitments and loans under the New Credit Facility and all other amounts owing under the New Credit Facility and the other loan documents to become immediately due and payable.

As of the date of this prospectus, we have drawn $195.0 million and $0 on the term loan and the revolving loan, respectively. In addition $59.4 million of letters of credit have been issued under the letter of credit commitment.

The GECC Mortgage Loan

General.    Subsidiaries of Fortress CCRC are borrowers under a mortgage loan made on April 5, 2005 by General Electric Capital Corporation, or GECC, and Merrill Lynch Capital, which we refer to in this prospectus as the ‘‘GECC mortgage loan’’, with a current balance of $105.8 million. If certain financial covenants in the GECC mortgage loan are satisfied, the borrowers have the option to borrow up to an additional $30.0 million as a one-time advance.

Security for the Mortgage Loan.    The GECC mortgage loan is secured by (i) mortgage liens on the borrowers’ fee interests in six facilities comprising the Fortress CCRC Portfolio, (ii) a security interest in substantially all of the borrowers’ personal property and fixtures, (iii) a pledge of the membership interests (or equivalent equity interests) of each of the borrowers, (iv) a guaranty for typical non-recourse carveouts by us, and (v) a $10.0 million limited guaranty by us for certain capital improvements to be completed at the facilities.

Interest Rate.    The GECC mortgage loan had an interest rate equal to the 30-day LIBOR plus a margin of 3.0% per annum (which margin has reduced to 2.25% per annum as of April 1, 2006).

Interest Rate Swap.    In connection with the GECC mortgage loan we entered into an interest rate swap with Merrill Lynch Capital Services to hedge our interest rate risk and convert the loan from a floating rate to a fixed rate through January 22, 2008. The notional amount of the interest rate swap is $108.0 million of which $2.2 will be redesignated and we pay a fixed rate of 3.615% and receive one-month LIBOR.

Prior to closing the financing we entered into an additional $12.0 million amortizing interest rate swap where we pay a fixed rate of 3.615% and receive one-month LIBOR. We intend to redesignate this swap to the estimated debt financing to be obtained in connection with the six facilities currently leased but expected to be purchased.

Payment Terms.    For the first four years of the GECC mortgage loan, we are required to make monthly payments in arrears of interest only. Commencing on April 1, 2009, we will also be required to make a monthly principal amortization payment based upon the outstanding principal balance of the GECC mortgage loan, using a 25-year period and an assumed annual interest rate equal to 6.0%.

Debt Service Coverage Ratio.    Commencing on September 30, 2005, the debt service coverage ratio (defined in the GECC mortgage loan as the ratio of (i) adjusted net operating income from the properties for the 12-month period ending on the applicable measurement date to (ii) annualized payments of debt service due on the GECC mortgage loan for the same period) shall not, as of the end of any calendar quarter through June 30, 2006, fall to lower than 1.15:1.0 or, after September 30, 2006, fall to lower than 1.3:1.0.

Project Yield.    Commencing on September 30, 2005 and as of the last day of each calendar quarter through December 31, 2005, the project yield (defined in the GECC mortgage loan as a percentage of (i) adjusted net operating income from the properties for the 12 month period ending on the applicable measurement date to (ii) the outstanding principal balance of the GECC mortgage loan on the applicable measurement date) shall equal or exceed 8.5%. Commencing on September 30, 2006 and as of the last day of each calendar quarter through June 30, 2007, the project yield shall equal or exceed 11%. Commencing on September 30, 2007 and commencing on the last day of each calendar quarter thereafter, the project yield shall equal or exceed 13%.

Occupancy Requirements.    Commencing on September 30, 2005 and as of the last day of each calendar quarter thereafter, the average daily occupancy for the properties for any such calendar quarter must be greater than 90% of the average daily occupancy at the facilities at closing.

Failure to Meet Debt Service Ratio, Project Yield or Occupancy Requirement.    If we fail to meet either the debt service coverage ratio or the project yield thresholds, then, within ten days thereafter, we must either deposit with the lender a letter of credit or pay down a portion of the principal balance of the GECC mortgage loan, in each case in an amount necessary to meet such project yield requirement or debt service coverage ratio requirement, as applicable. Failure to deposit such letter of credit or pay down the principal balance of the GECC mortgage loan if either financial covenant is not met constitutes as an event of default. Failure to maintain the occupancy rate also constitutes an event of default.

Voluntary Prepayment.    The borrowers may prepay the GECC mortgage loan without penalty in whole or in part on or after April 1, 2007.

Special Purpose Entities.    In connection with the GECC mortgage loan, the organizational documents of the borrowers were amended to limit their purposes and to add other provisions consistent with the provisions of the organizational documents of special purpose entities.

Certain Covenants.    The GECC mortgage loan documents include representations, warranties and covenants customary for mortgage loans. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets. In addition, so long as the GECC mortgage loan remains outstanding, (i) Fortress Investment Trust II or its affiliates shall own, in the aggregate, directly or indirectly, not less than 35% of the ownership interests in us, or (ii) (A) Wesley R. Edens shall remain a manager of Fortress Investment Group LLC and be our chairman of the board of directors, (B) Fortress Investment Trust II or its affiliates shall own, in the aggregate, directly or indirectly, not less than ownership interests in us that they owned at the time of this offering, or (C) we must have a market capitalization equal to or greater than $500.0 million.

Merrill Lynch Mortgage Loan

General.    AHC Purchaser, Inc., a subsidiary of Alterra, is the borrower under a mortgage loan made on December 31, 2004 by Merrill Lynch Capital, which we refer to in this prospectus as the ‘‘Merrill Lynch mortgage loan’’, with a current principal balance of $62.5 million and AHC Purchaser Holding II, Inc., another subsidiary of Alterra, is the borrower under a mezzanine loan made on December 31, 2004 by Merrill Lynch Capital, which we refer to as the junior loan, with a current principal balance of $10.0 million. The Merrill Lynch mortgage loan and the junior loan both mature on December 31, 2007, with an option to extend the maturity date for up to two 12-month terms, provided that both loans are extended concurrently.

Security for the Mortgage Loan.    The Merrill Lynch mortgage loan is secured by (i) mortgage liens on the borrower’s fee interests in 21 properties, (ii) security liens on the borrower’s personal assets, (iii) an unconditional guaranty from AHC Purchaser Holding, Inc. and Alterra for all amounts due under the Merrill Lynch mortgage loan, and (iv) a pledge of 100% of the capital stock in the borrower. The junior loan is secured by (a) a collateral assignment of 100% of the capital stock of the borrower and (b) a guaranty from Alterra for all amounts due under the junior loan.

Interest Rate.    The Merrill Lynch mortgage loan has an interest rate equal to the 30 day LIBOR plus a margin of 3.642% per annum and the junior loan has an interest rate equal to the 30 day LIBOR plus a margin of 9.5% per annum. If the combined interest rate (as defined under the applicable loan documents) falls below 6.0%, then the Merrill Lynch mortgage loan shall bear additional interest at a rate such that the combined rate equals 6.0%.

Interest Rate Swap.    In connection with the Merrill Lynch mortgage loan we entered into an interest rate swap with Merrill Lynch Capital Services, Inc. to hedge our interest rate risk and convert the loan from a floating rate to a fixed rate through March 22, 2012. The notional amount of the interest rate swap is $70.0 million and we pay a fixed rate of 4.70% and receive one-month LIBOR.

Voluntary Prepayments.    The borrowers may prepay the loans in whole but not in part on or after July 1, 2006, provided they pay an exit fee to the lender with respect to the Merrill Lynch mortgage loan in an amount equal to $1.875 million through the end of calendar year 2006, and thereafter $937,500, and with respect to the junior loan in an amount equal to $300,000 through the end of calendar year 2006, and thereafter $150,000.

Debt Service Coverage Ratio.    The debt service coverage ratio (defined as the ratio of (i) net operating income of the properties securing the loans to (ii) total debt service) shall not as of the end of each calendar month fall below 1.30:1.0.

Payment Terms.    The borrowers are required to make monthly payments in arrears of interest on the outstanding principal balance of the loans, and any additional interest, and monthly principal amortization payments as set forth in a schedule attached to the loan agreement. Commencing on January 1, 2008, if the project yield (defined as the quotient of (i) net operating income from the properties divided by (ii) the sum of the then current outstanding principal balance plus accrued and unpaid interest (on both the mortgage and junior loans)) for any calendar month is less than 14%, then in addition to any other required payments, the borrowers will be required to make monthly payments to the lender in an amount equal to approximately 64.66% of excess cash flow of the properties (defined as net cash flow for such period less current scheduled principal and interest payments due on the loans).

Project Yield.    The project yield shall not, as of the end of each calendar month, fall below 10.25% during the first year of the loans, 11.0% during the second year of the loans, 12.0% during the third year of the loans, and 13.0% for all years thereafter.

Certain Covenants.    The loan documents include representations, warranties, and covenants customary for mortgage loans. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets. Alterra may not incur any indebtedness to any of its stockholders or affiliates, and at any time an event of default is continuing under the loan documents, may not pay any dividends. The loan documents also require Alterra to maintain unrestricted cash and/or availability under lines of credit or revolving loan agreements in the aggregate amount of at least $8.0 million and, in certain circumstances, at least $10.0 million. Provided that Merrill Lynch reasonably determines that Alterra’s fixed charge coverage ratio is not equal to or greater than 1:1 on a prospective basis taking into account any of the following events, Alterra may not (i) declare a dividend or make other distributions of any kind to Alterra’s stockholders, (ii) make any asset acquisition of $10.0 million or more, (iii) enter into any sale-leaseback transaction where the sale price is $10.0 million or more, (iv) incur any debt for borrowed money, or (v) incur any lease obligations (other than (a) renewals or extensions of existing leases pursuant to options to do so in such leases, (b) intercompany leases among Alterra and its direct or indirect subsidiaries and (c) leases necessary for governmental compliance), whether or not such leases are capitalized).

Transfer Restrictions.    Without the prior written consent of Merrill Lynch, which consent may be withheld in Merrill Lynch’s sole discretion, the borrowers may not suffer or permit (i) the termination of any existing management agreement or master lease or any change in the manager or master tenant thereunder with respect to any project, or (ii) any sale, transfer, lease or pledge of (a) all or any portion of any of the Merrill Lynch projects or any portion of the properties securing the Merrill Lynch mortgage loan, (b) all or any portion of borrowers’ right, title and interest in and to any of the properties securing the Merrill Lynch mortgage loan, or (c) any interest in the borrowers, any master tenant or any guarantor or any interest in any entity that holds a direct or indirect interest in, or directly or indirectly controls, any borrower, master tenant or guarantor. The Company has received Merrill Lynch’s consent to the consummation of this offering, as well as the applicable formation transactions described in ‘‘Business— History.’’ In addition, if Alterra fails to continue to control (x) the day-to-day management and operation of the borrowers’ business and (y) all material business decisions of the borrowers during the term of the Merrill Lynch mortgage loan, then Merrill Lynch may, at its option, declare the Merrill Lynch mortgage loan to be immediately due and payable in addition to exercising any of its other remedies permitted by the Merrill Lynch loan documents. Furthermore, without the consent of Merrill Lynch, the borrowers may not engage in a transfer of shares constituting an initial public offering of Alterra, or any direct or indirect owner of 100% of the stock of Alterra, or similar equity sale transaction, unless such shares of Alterra, or such direct or indirect owner of 100% of the stock of Alterra, are listed or approved for listing on the New York Stock Exchange, the National Association of Securities Dealers Automated Quotation System or the American Stock Exchange at the time of such transfer.

Guaranty Bank Mortgage Loan

General.    Five subsidiaries of BLC are borrowers under a loan made on March 30, 2005 by Guaranty Bank, GMAC Commercial Mortgage Bank and GMAC Commercial Mortgage Corporation, or the Guaranty mortgage loan, with a current principal balance of $150.0 million. The notes evidencing the loan include notes A, which evidence the $150.0 million principal amount, and notes B, which evidenced $32.0 million of the principal amount. We used a portion of the net proceeds received from our initial public offering to repay all of the $32.0 million outstanding balance of the notes B. The loan matures on April 1, 2008, and the borrowers have an option to extend the maturity date for up to two 12-month terms, subject to (i) payment of an extension fee in an amount equal to .25% of the principal amount for each extension period, (ii) the properties securing the Guaranty mortgage loan having achieved a debt coverage ratio (the ratio of net operating income from the properties for the period in question to debt service on the Guaranty mortgage loan for the period in question) of at least 1.35 for the immediately preceding six-month period, (iii) the properties having a cumulative loan-to-value ratio (the ratio of (a) the sum of the principal amount outstanding and all accrued but unpaid interest thereon to (b) the appraised

‘‘as is’’ value of the properties) of at least 75% as of the date the notice of extension is provided, and (iv) the prior reclassification of all of notes B into notes A, as further described below. These loans were refinanced on July 14, 2006. See ‘‘—Development Mortgage Loan’’ below.

Interest Rate.    The Guaranty mortgage loan has an interest rate equal to the sum of LIBOR plus 2.25% effective May 1, 2006 (3.05% prior to that date) for the notes A.

Interest Rate Swap.    In connection with the Guaranty mortgage loan we entered into three interest rate swaps with LaSalle Bank, N.A. to hedge our interest rate risk and convert the loan from a floating rate to a fixed rate. The swaps have notional amounts of $85.0 million, $60.0 million and $37.0 million, mature on March 22, 2012, March 22, 2012 and March 25, 2008 and have fixed rates of 4.66%, 4.775% and 4.395%, respectively. For the three swaps we pay a fixed rate and receive one-month LIBOR.

Security for the Mortgage Loan.    The loan is secured by (i) mortgage liens on the borrowers’ fee interests in five properties, and (ii) an unconditional guaranty made by BLC to the lenders for 50% of the amount due under the loan (such percentage to drop to 25% if certain financial covenants are met) and for typical non-recourse carve outs. As additional collateral for the obligations of the borrowers under the Guaranty mortgage loan, borrowers maintain with the lender cash or a letter of credit in the amount of $2.5 million.

Payment Terms.    For the initial term of the Guaranty mortgage loan, we are required to make monthly payments in arrears of interest only on the outstanding principal balance of the Guaranty mortgage loan. In the event that the borrowers exercise their option to extend the term of the loan, in addition to the regularly scheduled interest payments on the principal amount of the Guaranty mortgage loan, we are required to make a monthly principal installment amount (as defined in the applicable loan documents).

Required Ratios.    During the first year of the Guaranty mortgage loan, the properties securing the Guaranty mortgage loan must have achieved a debt coverage ratio of at least 1.2:1.0 with respect to notes A and a debt coverage ratio of at least 1.0:1.0 with respect to notes A and notes B, in the aggregate, for each calendar quarter. During each subsequent year, the facilities must have achieved a debt coverage ratio of at least 1.25:1.0 concerning notes A, and if notes B are outstanding, a debt coverage ratio of at least 1.1:1.0 concerning notes A and notes B, in the aggregate, for each calendar quarter. We used a portion of the net proceeds received from our initial public offering to repay all of the $32.0 million outstanding balance of the notes B.

During the first year of the Guaranty mortgage loan, the facilities located on the properties securing the Guaranty mortgage loan must have achieved a minimum aggregate occupancy ratio (as defined in the applicable loan documents) of at least 75%. During each subsequent year, the facilities must have achieved a minimum aggregate occupancy ratio of at least 80%. As of March 31, 2006, the facilities’ aggregate occupancy ratio was 89.9%.

If the borrowers fail to maintain the required debt service coverage ratio or the minimum aggregate occupancy ratio, we may, at our option, prevent an event of default from occurring as a result of such failure only by delivering to the lender a fee and additional collateral equal to: (i) with respect to any first failure, a fee in the amount of $100,000 and $500,000 pledged as additional collateral for the Guaranty mortgage loan, and (ii) with respect to any second failure, a fee in an amount equal to $150,000 and $1.0 million pledged as additional collateral for the Guaranty mortgage loan.

Voluntary Prepayment.    After April 1, 2006, with respect to notes A, and at any time, with respect to notes B, the borrowers may prepay all or any part of the principal amount outstanding, together with the payment of an exit fee to the lender in the amount of 1% of the amount of principal being repaid.

Capital Expenditures.    The borrowers are required to expend a minimum of $300 per unit per year for capital expenditures with respect to the properties securing the Guaranty mortgage loan.

Certain Covenants.    The loan documents include representations, warranties and covenants customary for mortgage loans. Among other things, the borrowers are prohibited from incurring or permitting to exist any additional indebtedness. The loan documents also prohibit the sale or transfer of the direct or indirect ownership interests in the properties securing the Guaranty mortgage loan or the borrowers without the lenders’ agent’s prior written consent, provided that there are no restrictions on transfers of direct or indirect ownership interests in BLC, subject to certain notice requirements.

Development Mortgage Loan

General.    Five subsidiaries of BLC are borrowers under five separate loans dated July 14, 2006 by Capmark Finance Inc., or the Development mortgage loan, in the aggregate principal amount of $150.0 million. The Development mortgage loan refinanced the Guaranty mortgage loan, with a current balance of $150.0 million (original principal amount was $182.0 million of which $32.0 million was repaid from proceeds of the initial public offering in November 2005). The Development mortgage loan has a term of eighty-four months.

Interest Rate.    The Development mortgage loan has an interest rate equal to the sum of (i) one-month LIBOR plus (ii) .88%.

Interest Rate Swap. In connection with the Guaranty mortgage loan, we entered into three interest rate swaps with LaSalle Bank, N.A. to hedge our interest rate risk and convert the loan from a floating rate to a fixed rate. The swaps have notional amounts of $150.0 million of which $5.0 million matures March 2008 and $145.0 million matures March 2012. Pursuant to the Development mortgage loan we are required to maintain a hedge (swap or interest rate cap).

Security for the Mortgage Loan.    The Development mortgage loan is secured by (i) mortgage liens on the borrowers' fee interests in five properties, and (ii) an unconditional guaranty made by BLC to the lenders of $7.0 million of the principal amount of the Development mortgage loan, for typical non-recourse carve outs and for certain additional obligations of the borrowers. The $7.0 million guaranty by BLC will be released if the debt service coverage ratio for such loan is not less than 1.35:1.0 for the last six consecutive calendar months prior to a request for release by the borrowers, so long as no event of default exists at the time under the loan. In addition, BLC is required to have cash availability of $3.0 million until it secures certain guarantee obligations with a $3.0 million letter of credit, no later than December 15, 2006.

Payment Terms.    For the first 5 years of the term of the Development mortgage loan, we are required to make monthly payments in arrears of interest only on the outstanding principal balance of the Development mortgage loan. The loan will not amortize during this 5 year period. Thereafter, in addition to the regularly scheduled interest payments on the principal amount of the Development mortgage loan, we are required to make monthly principal installment payments (as set forth in the applicable loan documents).

Voluntary Prepayment.    The borrowers may prepay all or any part of the principal amount outstanding under the Development mortgage loan at any time, subject to the required payment of a prepayment premium on the amount of the principal being repaid in accordance with the following schedule: 5% in year 1, 4% in year 2, 3% in year 3, 2% in year 4 and 1% after year 4, provided that no prepayment premium will be due if prepayment occurs any time during the three consecutive calendar months before the scheduled maturity of the Development mortgage loan. Additionally, no prepayment penalty will be due if the Development loan is repaid any time after year 5 of the term if such repayment is made in connection with a refinancing mortgage loan that is the subject of a binding commitment for purchase by Freddie Mac and a Freddie Mac-approved Program Plus Seller/Servicer.

Capital Expenditures.    The borrowers are required to expend a minimum of $300 per unit per year for capital expenditures with respect to the properties securing the Development mortgage loan.

Certain Covenants.    The loan documents include representations, warranties and covenants customary for mortgage loans.

GMAC Mortgage Loan

General.    Nine subsidiaries of FIT REN, a wholly owned subsidiary of Alterra and a fund managed by an affiliate of Fortress, are borrowers under nine separate cross-collateralized and cross-defaulted mortgage loans in an aggregate amount of approximately $171.0 million, $151.4 million of which was funded on June 21, 2005 in connection with the purchase of eight facilities by GMAC Commercial Mortgage Corporation, or the GMAC mortgage loans. The balance was funded on July 22, 2005, upon closing of the purchase of the ninth facility.

Security for the GMAC Mortgage Loans.    The GMAC mortgage loans are secured by (i) mortgage liens on the borrowers’ fee interests in eight facilities and a ground lease interest in one property, collectively comprising the Prudential Portfolio, (ii) a security interest in substantially all of the borrowers’ fixtures, equipment and personal property, (iii) a guaranty for typical non-recourse carveouts by Alterra, (iv) an assignment of leases, rents, lease guarantees and like profits arising from the properties and (v) an assignment of each borrower’s rights under the applicable property management agreements.

Interest Rate.    The GMAC mortgage loans with respect to the properties that closed on June 21, 2005 have a fixed interest rate equal to 5.37%. The GMAC mortgage loan with respect to the one property that closed on July 22, 2005 has a fixed interest rate equal to 5.51%.

Payment Terms.    For the first five years of the GMAC mortgage loans, the borrowers are required to make monthly payments of interest only. During the final two years, the borrowers will also be required to make a monthly principal amortization payment based upon the outstanding principal balance of the GMAC mortgage loans, using a 25-year amortization period.

Voluntary Prepayment.    The borrowers may prepay any of the GMAC mortgage loans in whole, but not in part, at any time during the first six and a half years of the GMAC mortgage loans, provided that (i) the borrowers pay a prepayment fee in an amount equal to the greater of 1% of the principal amount being prepaid and the standard yield maintenance amount of the Federal National Mortgage Association, or Fannie Mae; and (ii) in connection with the release of the lien on any individual property securing the GMAC mortgage loans, the remaining properties, in the aggregate, maintain a debt service coverage of at least 1.45:1.0. Any prepayment after the first six and a half years, but before the last three months, of the GMAC mortgage loans shall be subject to a prepayment premium equal to 1% of the amount of principal being prepaid and no prepayment fee shall be payable in connection with a prepayment during the last three months of the GMAC mortgage loans.

Special Purpose Entities.    In connection with the GMAC mortgage loans, the organizational documents of the borrowers were amended to limit their purposes and to add provisions consistent with the provisions of the organizational documents of special purpose entities.

Certain Covenants.    The GMAC mortgage loan documents include representations, warranties and covenants customary for mortgage loans. Among other things, the borrowers are prohibited from incurring additional indebtedness or further encumbering their assets, unless Fannie Mae otherwise provides additional financing. In addition, neither the properties securing the GMAC mortgage loans nor the ownership interests in the borrowers may be directly or indirectly transferred, provided that such restriction does not apply to a direct or indirect transfer of the ownership interests in the Company.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, our authorized capital stock consisted of:

•	200,000,000 shares of common stock, par value $0.01 per share; and

•	50,000,000 shares of preferred stock, par value $0.01 per share.

As of July 15, 2006, 66,560,800 shares of our common stock (including certain unvested restricted shares) were issued and outstanding. Upon completion of this offering, there will be outstanding 102,834,548 shares of common stock (assuming the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger and assuming the sale and corresponding grant of an aggregate of 951,362 shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’) and no outstanding shares of preferred stock. All of the currently outstanding shares of common stock are validly issued, fully paid and non-assessable under the Delaware General Corporation Law, or the DGCL.

Set forth below is a summary description of all the material terms of our capital stock. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, a copy of each of which is filed as an exhibit to the Registration Statement of which this prospectus is a part.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. The amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors; provided, however, that pursuant to the Stockholders Agreement with FBA, FIT-ALT Investor, Fortress Investment Trust II and Health Partners, (i) FIG Advisors will have the right to designate up to four directors to serve on the board for so long as the Fortress Stockholders beneficially own more than 50% of the voting power of the Company and (ii) Health Partners will have the right to designate one director to serve on the board for so long as the HP Stockholders beneficially own more than 5% of the voting power of the Company. The Stockholders Agreement requires that the Fortress Stockholders and the HP Stockholders vote or cause to be voted all of its voting shares for the directors nominated as described above. Based on the current share ownership of Health Partners, the HP Stockholders have the right to designate one director. Mr. Cooper is the designee of the HP Stockholders that currently serves on our board of directors. If the underwriters exercise their overallotment option to purchase up to 2,885,415 shares of our common stock from the selling stockholder then, following the consummation of this offering, the HP Stockholders will no longer own more than 5% of the voting power of the Company. In such case, within 10 days of the consummation of this offering, as required by the Stockholders Agreement, the HP Stockholders would be required to cause Mr. Cooper to resign. See ‘‘Certain Relationships and Related Party Transactions—Agreements With Stockholders—Stockholders Agreement’’ for a more detailed description of the Stockholders Agreement and the HP Stockholders.

Subject to any preference rights of holders of our preferred stock that the Company may issue in the future, the holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of our holders of preferred stock to prior distribution.

The holders of common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock sold under this prospectus will be fully paid and non-assessable upon issuance against full payment of the purchase price for such shares. Our common stock is listed on the New York Stock Exchange under the symbol ‘‘BKD’’.

Preferred Stock

The board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of Brookdale.

Agreements with Stockholders

We have entered into agreements with certain of our stockholders regarding voting and registration rights, among other things. See ‘‘Certain Relationships and Related Party Transactions—Agreements With Stockholders.’’

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without our stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Our amended and restated certificate of incorporation provides that Section 203 of the DGCL, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws

Certain provisions of our amended and restated certificate of incorporation may make a change in control of Brookdale more difficult to effect. Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2008, 2007 and 2006, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors (except Health Partners, which is permitted to designate one director to serve on the board pursuant to the Stockholders Agreement, provided that Health Partners continues to own at least 5% of the Company — see ‘‘Certain Relationships and Related Party Transactions—Agreements With Stockholders’’). The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our amended and restated by-laws provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote.

Pursuant to our amended and restated certificate of incorporation, shares or our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See ‘‘—Preferred Stock.’’ Our amended and restated by-laws also provide that our stockholders (with the exception of the majority stockholder if Fortress owns at least 50% of the then outstanding shares) are specifically denied the ability to call a special meeting of the stockholders. Advance notice must be provided by our stockholders to nominate persons for election to our board of directors as well as to propose actions to be taken at an annual meeting.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated by-laws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation allows us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We have entered into indemnification agreements with certain of our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunity

Under Article Eight of our amended and restated certificate of incorporation, FIT-ALT Investor, FBA, Fortress Investment Trust II, Fortress Registered Investment Trust, Fortress Brookdale Investment Fund LLC, and Health Partners, and their respective subsidiaries and affiliates (collectively, the ‘‘Significant Stockholders’’) have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Significant Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. We have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities in accordance with Section 122(17) of the Delaware General Corporation Law.

In the event that any of our directors and officers who is also a director, officer or employee of any of our Significant Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Significant Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The telephone number of American Stock Transfer & Trust Company is 212-936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have 102,834,548 shares of common stock (including certain unvested restricted shares) outstanding, assuming the issuance of 17,600,867 shares of our common stock that we expect to issue to the Investor pursuant to the Investment Agreement in connection with the consummation of the ARC Merger and assuming the sale and corresponding grant of an aggregate of 951,362 shares of our common stock to the ARC executives as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’. All of the 19,236,103 shares of common stock sold in this offering (or 22,121,518 shares if the underwriters exercise their option to purchase additional shares from the selling stockholder in full) and all of the 12,732,800 shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by ‘‘affiliates’’ as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, holders of restricted shares will be entitled to sell those shares in the public securities markets if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale as set forth below.

On August 5, 2005 and September 14, 2005, BLC granted an aggregate of 988 shares of its stock and FEBC-ALT Investors granted 3.33% of its membership interests to certain members of our management, which shares, other than those described below, and percentage interests, subject to certain exceptions, were subject to substantial risk of forfeiture until the occurrence of certain events, as specified in the applicable restricted stock or restricted securities award agreements. Of the 988 shares of BLC stock granted, 25 shares were granted to Paul Froning, a member of our management, in exchange for a cash payment to BLC by Mr. Froning of $500,000. These 25 shares are fully vested and are not subject to risk of forfeiture. In accordance with the terms of the plans, a portion of these securities will no longer be subject to a risk of forfeiture upon the consummation of this offering. In addition, the remaining securities will vest over a five-year period following the issuance if the executive remains continuously employed by the Company. Securities that are subject to a risk of forfeiture may not be sold or transferred. See ‘‘Business—Equity Incentive Plans—Employee Restricted Stock Plans.’’ In connection with the formation transactions described in ‘‘Business—History,’’ these shares were automatically converted into an aggregate of 2,575,405 shares of our common stock. These grants were exempt from the registration requirements of the Securities Act pursuant to either Section 4(2) or Rule 701.

In addition to the outstanding shares of common stock, we filed a registration statement on Form S-8 after our initial public offering to register an aggregate of 2,000,000 shares of common stock under our Omnibus Stock Incentive Plan. In accordance with the terms of the Plan, the number of shares available for issuance increased by 400,000 shares on January 1, 2006. In addition, in connection with the shares we expect to issue to certain officers and employees of ARC in connection with the ARC Merger, our board of directors and holders of a majority of the shares of our common stock, have approved the Plan Amendment pursuant to which we will, upon the consummation of the ARC Merger, add 2,500,000 shares of Company common stock to the shares reserved under the Plan. See ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—Plan Amendment.’’

The 17,600,867 shares of our common stock expected to be issued to the Investor pursuant to the Investment Agreement in connection with the ARC Merger will be restricted shares and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144, as described below.

The 475,681 shares of our common stock expected to be sold to the ARC executives and any shares of common stock sold to ARC employee-optionees who choose to purchase such stock as described in ‘‘Management—Equity Incentive Plans—Omnibus Stock Incentive Plan—New Plan Benefits’’, will be freely tradeable subject to the restrictions on transfer attaching to such shares and also subject to restrictions under the Securities Act, including the restrictions and limitations set forth in Rule 144, as described below. Any shares sold to the ARC executives or to the approximately 350 employee-optionees will be subject to an 18-month holding period. Any shares granted to the ARC executives or to the approximately 350 employee-optionees will be restricted shares under our Plan.

Lock-Up Agreements

The Company and its executive officers, directors and holders of substantially all of the Company’s common stock, including the selling stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of the representatives. The Company's lock-up agreement does not apply to (i) the issuance of shares pursuant to the exercise or conversion of any outstanding securities, or the issuance of any securities pursuant to the Company's employee stock option plans, (ii) the sale of shares of stock issued in connection with an acquisition (clauses (i) and (ii) subject to an aggregate cap of $100.0 million), (iii) the grant of shares to the Investor under the Investment Agreement or (iv) in connection with the sale of shares or grant of shares to ARC employees and executives in connection with the ARC Merger, provided that (x) the Company will not waive any transfer restriction or accelerate the vesting of any such shares with respect to the restricted period described in this section and (y) the Company will direct the transfer agent to not effect the transfer of any such shares through the lockup period (as that may be extended). In addition, the Company will not grant or sell shares to the ARC employees other than subject to the transfer restrictions and vesting periods described under ‘‘Management — Equity Incentive Plans — Omnibus Stock Incentive Plan — New Plan Benefits’’. The lock-up agreement of the executive officers, directors and stockholders does not apply to transfers (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the executive officers, director or stockholder or the immediate family of the executive officer, director or stockholder or (iii) with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc. on behalf of the underwriters.

The lock-up agreements with applicable affiliates of Fortress, our largest stockholder, will contain an exception to allow Deutsche Bank, as the Administrative Agent and sole lender under the credit agreements discussed under ‘‘Certain Relationships and Related Party Transactions—Fortress Credit Agreements’’, to seize and dispose of the shares pledged under the credit agreements in the event of a default under either of the credit agreements by the applicable affiliates of Fortress.

The 60-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 60-day restricted period the Company issues an earnings release or announces material news or a material event or (2) prior to the expiration of the 60-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 60-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

All participants in the directed shares program described under ‘‘Underwriting’’ have also agreed to similar restrictions on the ability to sell their common stock.

Rule 144

In  general, Rule 144 of the Securities Act as currently in effect, provides that a person may sell within any three month period a number of shares of the issuer that does not exceed the greater of:

•	1% of the total number of such issuer’s shares of common stock then outstanding, which, in our case, will equal approximately 1,028,346 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale subject to a requirement that any ‘‘restricted’’ shares have been beneficially owned for at least one year, including the holding period of any prior owner that was not an affiliate.

An ‘‘affiliate’’ is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k) of the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, ‘‘144(k)’’ shares may be sold immediately upon completion of this offering.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below).

Furthermore, this summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not received a ruling from the Internal Revenue Service, or the IRS, with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.

For purposes of this summary, a ‘‘U.S. Holder’’ means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

The following discussion applies only to Non-U.S. Holders. A ‘‘Non-U.S. Holder’’ is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a ‘‘controlled foreign corporation’’ or a ‘‘passive foreign investment company’’, or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax consequences that may be relevant to them.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States, or, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the United States, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a ‘‘qualified intermediary’’), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States;

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you have a ‘‘tax home’’ in the United States; or

•	we are or have been a ‘‘United States real property holding corporation’’ for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition at applicable graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain at applicable graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

We believe that we may be a ‘‘United States real property holding corporation’’ for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are a United States real property holding corporation and you are a holder of greater than 5% of the total fair market value of our common stock, you should consult your tax advisor.

U.S. Federal Estate Tax

Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•	If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S. Related Person, they will not be subject to backup withholding or information reporting; and

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In  addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

The Company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Lehman Brothers Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	6,732,637
Lehman Brothers Inc.	6,732,636
Citigroup Global Markets Inc.	2,308,332
J.P. Morgan Securities Inc.	1,154,166
Banc of America Securities LLC	1,154,166
Cohen & Steers Capital Advisors, LLC	1,154,166
Total	19,236,103

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,885,415 shares of the Company from the selling stockholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,885,415 additional shares of the Company from the selling stockholder.

Paid by the Company	No Exercise	Full Exercise
Per Share	$1.3825	$1.3825
Total	$24,500,000	$24,500,000

Paid by the Selling Stockholder	No Exercise	Full Exercise
Per Share	$1.3825	$1.3825
Total	$2,093,912	$6,082,999

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.8295 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

The Company and its executive officers, directors, holders of substantially all of the Company’s common stock and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of the representatives. The Company's lock-up agreement does not apply to (i) the issuance of shares pursuant to the exercise or conversion of any outstanding securities, or the issuance of any securities pursuant to the Company's employee stock option plans, (ii) the sale of shares of stock issued in connection with an acquisition (clauses (i) and (ii) subject to an aggregate cap of $100.0 million), (iii) the grant of shares to the Investor under the Investment Agreement or (iv) in connection with the sale of shares or grant of shares to ARC employees and executives in connection with the ARC Merger, provided that (x) the Company will not waive any transfer restriction or accelerate the vesting of any such shares with respect to the restricted period described in this section and (y) the Company will direct the transfer agent to not effect the transfer of any such shares through the lockup period (as that may be extended). In addition, the Company will not grant or sell shares to the ARC employees other than subject to the transfer restrictions and vesting periods described under ‘‘Management — Equity Incentive Plans — Omnibus Stock Incentive Plan — New Plan Benefits’’. The lock-up agreement of the executive officers, directors and stockholders does not apply to transfers (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the executive officer, director or stockholder or the immediate family of the executive officer, director or stockholder or (iii) with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc. on behalf of the underwriters. See ‘‘Shares Eligible for Future Sale’’ for a discussion of certain transfer restrictions.

The lock-up agreements with applicable affiliates of Fortress, our largest stockholder, will contain an exception to allow Deutsche Bank, as the Administrative Agent and sole lender under the credit agreements discussed under ‘‘Certain Relationships and Related Party Transactions—Fortress Credit Agreements’’, to seize and dispose of the shares pledged under the credit agreements in the event of a default under either of the credit agreements by the applicable affiliates of Fortress.

The 60-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 60-day restricted period the Company issues an earnings release or announces material news or a material event or (2) prior to the expiration of the 60-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 60-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

At our request, the underwriters have reserved for sale at the public offering price up to 5% of the underwritten shares offered hereby for certain of our employees and certain other persons having business relationships with us, including certain of the employees of Fortress and its affiliates. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The directed share program materials will include a lock-up agreement requiring each purchaser in the directed share program to agree that, for a period of 60 days from the date of this prospectus, such purchaser will not, without prior written consent of Lehman Brothers Inc., dispose of or hedge any shares of common stock purchased in the directed share program. The purchasers in the directed share program will be subject to substantially the same form of lock-up agreement as our executive officers, directors and stockholders described below.

The public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses. The Company's common stock is listed for trading on the New York Stock Exchange under the symbol ‘‘BKD’’.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. ‘‘Covered’’ short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. ‘‘Naked’’ short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s common stock, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to purchasing the shares of common stock being offered pursuant to the prospectus, on July 19,
2006, one of the underwriters purchased, on behalf of the syndicate: 2,000 shares at $39.80; 25,000 shares at $39.90; 1,600 shares at $39.98; 48,400 shares at $40.00; and 25,000 shares at $40.10 in stabilizing transactions.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA would not, if the company were not an authorised person, apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of Shares to the public’’ in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued, or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company and the selling stockholder estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

The Company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. For example, Lehman Brothers Inc. serves as lead arranger under the Company's New Credit Facility and Citigroup Global Markets Inc. and an affiliate of Goldman, Sachs & Co. serve as co-arrangers. They are also lenders under the Company's New Credit Facility. Each of Lehman Brothers Inc., Goldman, Sachs & Co. and Citigroup Global Markets Inc. were underwriters in the Company's initial public offering. In connection with the ARC Merger, Goldman, Sachs & Co. acted as a financial advisor to the Company and Cohen & Steers Capital Advisors, LLC acted as a financial advisor to ARC.

Because certain of the underwriters and their respective affiliates act as lenders under the Company's New Credit Facility and a portion of the net proceeds from the offering will be used in part for the repayment of the New Credit Facility, the underwriters and their affiliates may receive over 10% of the net proceeds of the offering. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, and for the underwriters by Willkie Farr & Gallagher LLP. Both Skadden, Arps, Slate, Meagher & Flom LLP and Willkie Farr & Gallagher LLP also represent Fortress on a variety of past and current matters.

EXPERTS

The consolidated and combined financial statements of Brookdale Senior Living Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 2005 and for the periods from January 1, 2005 to September 30, 2005 and October 1, 2005 to December 31, 2005, the combined financial statements of the Fortress CCRC Portfolio and the Prudential Portfolio as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and the consolidated financial statements of CMCP—Properties, Inc. as of December 31, 2004 and for the year then ended and for the period from January 1, 2005 through December 30, 2005 appearing is this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere in this prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of Alterra Healthcare Corporation as of December 31, 2002 and the consolidated statements of operations, statements of changes in stockholders’ equity (deficit) and statements of cash flows for the period January 1, 2003 to November 30, 2003 and the fiscal year ended December 31, 2002 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the aforementioned consolidated financial statements of Alterra contains an explanatory paragraph that Alterra emerged from Chapter 11 bankruptcy on December 4, 2003. Upon emergence from bankruptcy, Alterra changed its basis of financial statement presentation to reflect the adoption of fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.

The consolidated balance sheets of American Retirement Corporation and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the Securities and Exchange Commission relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the Commission at the Commission’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Brookdale Senior Living Inc., 330 North Wabash Avenue, Suite 1400, Chicago, Illinois, 60611, (312) 977-3700.

We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the Commission. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended December 31. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent an independent registered public accounting firm and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

BROOKDALE SENIOR LIVING INC.

INDEX TO FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Financial Information
General Information	F-3
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2006	F-5
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005	F-6
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2006	F-7
Notes and Management’s Assumption to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-8
Brookdale Senior Living Inc.
Report of Independent Registered Public Accounting Firm	F-23
Balance Sheets for the Company as of March 31, 2006 (unaudited), December 31, 2005 and December 31, 2004	F-24
Statements of Operations for the Company for the Three Months Ended March 31, 2006 and 2005 (unaudited), the Period from October 1, 2005 through December 31, 2005, the Period From January 1, 2005 Through September 30, 2005 and the Years Ended December 31, 2005, 2004 and 2003	F-25
Statements of Stockholders' Equity and Owners’ Equity for the Company for the Three Months Ended March 31, 2006 and 2005 (unaudited), the Period From October 1, 2005 Through December 31, 2005, the Period From January 1, 2005 Through September 30, 2005 and the Years Ended December 31, 2005, 2004 and 2003	F-26
Statements of Cash Flows for the Company for the Three Months Ended March 31, 2006 and 2005 (unaudited), the Period From October 1, 2005 Through December 31, 2005, the Period From January 1, 2005 Through September 30, 2005 and the Years Ended December 31, 2005, 2004 and 2003	F-27
Notes to the Consolidated and Combined Financial Statements	F-30
Schedule II — Valuation and Qualifying Accounts	F-66
Fortress CCRC Portfolio
Report of Independent Registered Public Accounting Firm	F-67
Combined Statements of Financial Position	F-68
Combined Statements of Activities and Changes in Net Deficit	F-69
Combined Statements of Cash Flows	F-70
Notes to Combined Financial Statements	F-71
Prudential Portfolio
Report of Independent Registered Public Accounting Firm	F-77
Combined Balance Sheets	F-78
Combined Statements of Operations	F-79
Combined Statements of Members' Equity	F-80
Combined Statements of Cash Flows	F-81
Notes to Combined Financial Statements	F-82
Alterra Healthcare Corporation
Report of Independent Registered Public Accounting Firm	F-87
Consolidated Balance Sheet	F-88
Consolidated Statements of Operations	F-89
Consolidated Statements of Changes in Stockholders' Equity (Deficit)	F-90

GENERAL INFORMATION

The following unaudited pro forma condensed consolidated financial information sets forth the historical financial information as of and for the three months ended March 31, 2006 and for the year ended December 31, 2005 derived from our historical consolidated and combined financial statements, as adjusted to give effect to:

Pro Forma Adjustment, including Public Offering:

•	pro forma adjustment to give effect to the merger with American Retirement Corporation (the ‘‘ARC Merger’’) and debt refinancing as if this transaction closed January 1, 2005;

•	our current offering of common stock and other use of proceeds;

Initial Public Offering:

•	pro forma adjustment to give effect to the September 30, 2005 step-up in basis of non-controlling ownership (ownership interests not controlled or owned by affiliates of Fortress Investment Group LLC, (‘‘Minority Shareholders’’)) due to the exchanges of minority ownership for Company ownership as if the transaction was completed on January 1, 2005;

•	pro forma adjustment to give effect to compensation expense in connection with the grants under the restricted stock plan;

•	incremental general and administrative expenses related to operating as a public company;

•	our initial public offering, repayment of indebtedness and other use of proceeds;

Significant Acquisitions:

•	pro forma adjustments to give effect to the Fortress CCRC Portfolio, the Prudential Portfolio and the CMCP—Properties, Inc. (‘‘Chambrel’’) Portfolio acquisitions on the pro forma condensed consolidated statements of operations as if these transactions closed on January 1, 2005;

Other Insignificant Acquisitions:

•	pro forma adjustments to give effect to completed acquisitions (all completed and probable acquisitions are considered insignificant, individually and in the aggregate, under Securities and Exchange Commission Rules and Regulations, ‘‘Rule 3-05’’) of the Omega Portfolio, Merrill Gardens Portfolio, two facilities in Orlando, FL, Wellington Portfolio, Liberty Owned Portfolio, Southern Assisted Living Portfolio, AEW Portfolio, Southland Portfolio and AEW—New Jersey Portfolio, and the probable acquisitions of the AEW Portfolio and Liberty II Portfolio, as if these transactions closed on January 1, 2005;

Other Pro Forma Adjustments:

•	pro forma adjustments to give effect to the refinancing of five facilities and termination of forward interest rate swaps of the five facilities as if these transactions closed on January 1, 2005;

•	pro forma adjustment to give effect to the payment of the dividend declared for the three months ended March 31, 2006, Chambrel Portfolio financing and release of cash and investment-restricted as if these transactions closed January 1, 2005;

•	pro forma adjustment to give effect to new and terminated management contracts as if these transactions closed January 1, 2005; and

•	pro forma adjustment to give effect to the credit agreement and subsequent repayment as if this transaction closed January 1, 2005;

•	pro forma adjustment to address the tax effect of all of the transactions described above.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the section captioned ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations’’ and Brookdale Senior Living Inc.'s consolidated and combined historical financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only, and we do not expect that this information will reflect our future results of operations or financial position. The unaudited pro forma adjustments are based on available information and upon assumptions that we believe are reasonable. The unaudited pro forma financial information assumes that the above described transactions and our current public offering were completed as of March 31, 2006 for purposes of the unaudited pro forma condensed consolidated balance sheet data and as of January 1, 2005 for purposes of the unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 31, 2006
(Unaudited, In thousands)

	Brookdale Senior Living (A)	American Retirement (B)	Pro Forma Adjustments, including Public Offering (C)	Subtotal	Other Insignificant Acquisitions (D)	Other Adjustments (E)	Pro Forma
Assets:
Cash	$94,096	$84,245	$248,169	$426,510	$(76,288)	$(219,852)	$130,370
Cash and investment – Restricted	41,984	21,824	—	63,808	8,019	(3,049)	68,778
Accounts receivables, net	12,160	27,227	—	39,387	—	—	39,387
Deferred income taxes	—	9,378	(9,378)	—	—	—	—
Other current assets	33,239	18,560	(7,800)	43,999	1,054	—	45,053
Total current assets	181,479	161,234	230,991	573,704	(67,215)	(222,901)	283,588
Property plant and equipment and lease intangibles, net	1,610,551	558,257	900,380	3,069,188	557,472	—	3,626,660
Cash and investments – restricted	7,565	10,746	—	18,311	—	(2,530)	15,781
Investments in unconsolidated ventures	13,983	36,389	161	50,533	—	—	50,533
Deferred leasehold costs	—	21,346	(21,346)	—	—	—	—
Goodwill	65,646	36,463	222,185	324,294	—	—	324,294
Lease security deposits	19,723	—	—	19,723	—	—	19,723
Deferred taxes – non-current	—	45,231	(45,231)	—	—	—	—
Other assets	26,124	75,415	316,195	417,734	—	772	418,506
Total assets	$1,925,071	$945,081	$1,603,335	$4,473,487	$490,257	$(224,659)	$4,739,085
Liabilities and Stockholders' Equity:
Current portion of debt	$10,766	$24,383	$(6,962)	$28,187	$—	$1,390	$29,577
Line of credit	87,000	—	—	87,000	125,000	(212,000)	—
Trade accounts payable	4,290	5,825	—	10,115	3,452	—	13,567
Refundable entrance fees	31,606	85,434	—	117,040	—	—	117,040
Accrued expenses and other liabilities	123,510	39,831	1,552	164,893	9,698	—	174,591
Deferred entrance fees	—	37,591	—	37,591	—	—	37,591
Dividend payable	23,167	—	—	23,167	—	(23,167)	—
Total current liabilities	280,339	193,064	(5,410)	467,993	138,150	(233,777)	372,366
Long-term debt, less current portion	820,790	117,591	147,204	1,085,585	180,294	10,610	1,276,489
Capital and financing lease obligations	66,284	156,281	(39,642)	182,923	171,813	—	354,736
Deferred gains	59,594	86,392	(86,392)	59,594	—	—	59,594
Deferred entrance fees	—	125,112	10,364	135,476	—	—	135,476
Deferred tax liability	41,689	2,886	429,802	474,377	—	—	474,377
Other	57,441	34,136	35,419	126,996	—	—	126,996
Total liabilities	1,326,137	715,462	491,345	2,532,944	490,257	(223,167)	2,800,034
Stockholders' equity	598,934	229,619	1,111,990	1,940,543	—	(1,492)	1,939,051
Total liabilities and stockholders' equity	$1,925,071	$945,081	$1,603,335	$4,473,487	$490,257	$(224,659)	$4,739,085

See accompanying notes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005
(Unaudited, in thousands, except per share amounts)

	Historical Brookdale Senior Living (A)	Historical American Retirement (B)	Pro Forma Adjustments, including Public Offering (C)	Subtotal	Initial Public Offering (D)	Significant Acquisitions (E)	Other Insignificant Acquisitions (F)	Other Pro Forma Adjustments (G)	Pro Forma
Revenue:
Resident fees	$786,715	$488,383	$1,037	$1,276,135	$—	$41,883	$236,146	$—	$1,554,164
Management fees	3,862	3,528	—	7,390	—	—	—	(2,440)	4,950
Reimbursed expenses	—	3,089	—	3,089	—	—	—	—	3,089
Total revenues	790,577	495,000	1,037	1,286,614	—	41,883	236,146	(2,440)	1,562,203
Operating Expenses:
Facility operating	493,887	326,504	—	820,391	—	27,667	155,028	—	1,003,086
General and administrative (including non-cash stock compensation expense)	81,696	30,327	(1,947)	110,076	—	2,618	14,047	17,692	146,290
								1,857
Facility lease expense	189,339	60,936	12,438	262,713	3,557	(10,636)	9,058	—	264,692
Depreciation and amortization	48,818	36,392	131,767	216,977	12,710	22,526	47,777	—	299,990
Amortization of leasehold acquisition costs	—	2,567	(2,567)	—	—	—	—	—	—
Loss on disposal or sale of assets	—	709	—	709	—	—	—	—	709
Reimbursed expenses	—	3,089	—	3,089	—	—	—	—	3,089
Total operating expenses	813,740	460,524	139,691	1,413,955	16,267	42,175	225,910	19,549	1,717,856
Operating income (loss)	(23,163)	34,476	(138,654)	(127,341)	(16,267)	(292)	10,236	(21,989)	(155,653)
Interest income	3,788	4,364	—	8,152	—	—	—	—	8,152
Interest expense:
Debt	(37,049)	(9,288)	(10,840)	(57,177)	4,888	(11,194)	(21,795)	3,011	(82,267)
Capital and financing lease obligations	(9,199)	(5,852)	—	(15,051)	—	—	(20,044)	—	(35,095)
Amortization of deferred financing costs and discount of capital lease obligations	(1,065)	(675)	(6,150)	(7,890)	796	(221)	(966)	351	(7,930)
Change in fair value of derivatives	3,992	—		3,992	—	—	—	(4,080)	(88)
Gain (loss) on extinguishment of debt	(3,996)	—	—	(3,996)	—	—	—	(172)	(4,168)
Equity in earnings of unconsolidated Ventures	(838)	—	—	(838)	—	—	—	—	(838)
Other	—	192	(302)	(110)	—	—	—	—	(110)
Income (loss) before taxes	(67,530)	23,217	(155,946)	(200,259)	(10,583)	(11,707)	(32,569)	(22,879)	(277,997)
Benefit (provision) for income taxes	97	47,530	(47,530)	97	—	—	—	100,737	100,834
Income (loss) before minority interest	(67,433)	70,747	(203,476)	(200,162)	(10,583)	(11,707)	(32,569)	77,858	(177,163)
Minority interest, net	16,575	(1,049)	(2,496)	13,030	—	—	—	—	13,030
Income (loss) from continuing operations	$(50,858)	$69,698	$(205,972)	$(187,132)	$(10,583)	$(11,707)	$(32,569)	$77,858	$(164,133)
Weighted average shares outstanding
Basic									100,805
Diluted									100,805
Loss per share – continuing operations
Basic									$(1.63)
Diluted									$(1.63)

See accompanying notes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months ended March 31, 2006
(Unaudited, in thousands, except per share amounts)

	Historical Brookdale Senior Living (A)	Historical American Retirement (B)	Pro Forma Adjustments, including Public Offering (C)	Subtotal	Significant Acquisitions (E)	Other Insignificant Acquisitions (F)	Other Pro Forma Adjustments (G)	Pro Forma
Revenue:
Resident fees	$221,036	$127,786	$259	$349,081	$—	$60,078	$—	$409,159
Management fees	1,147	1,224	—	2,371	—	—	(824)	1,547
Reimbursed expenses	—	2,083	—	2,083	—	—	—	2,083
Total revenues	222,183	131,093	259	353,535	—	60,078	(824)	412,789
Operating Expenses:
Facility operating	136,945	83,454	—	220,399	—	40,836	—	261,235
General and administrative (including non-cash stock compensation expense)	21,085	9,942	(1,495)	29,532	—	3,512	2,157	35,201
Facility lease expense	45,734	15,333	3,239	64,306	—	2,202	—	66,508
Depreciation and amortization	22,299	9,407	29,982	61,688	—	11,284	—	72,972
Amortization of leasehold acquisition costs	—	592	(592)	—	—	—	—	—
Loss on disposal or sale of assets	—	84	—	84	—	—	—	84
Reimbursed expenses	—	2,083	—	2,083	—	—	—	2,083
Total operating expenses	226,063	120,895	31,134	378,092	—	57,834	2,157	438,083
Operating income (loss)	(3,880)	10,198	(30,875)	(24,557)	—	2,244	(2,981)	(25,294)
Interest income	1,052	1,626	—	2,678	—	—	—	2,678
Interest expense:
Debt	(11,530)	(2,684)	(2,068)	(16,282)	198	(5,050)	788	(20,346)
Capital and financing lease obligations	(2,160)	(1,392)	—	(3,552)	—	(5,011)	—	(8,563)
Amortization of deferred financing costs and discount of capital lease obligations	(703)	(194)	(1,421)	(2,318)	—	(221)	391	(2,148)
Change in fair value of derivatives	(101)	—	—	(101)	—	—	—	(101)
Gain (loss) on extinguishment of debt	(1,334)	—	—	(1,334)	—	—	(3,986)	(5,320)
Equity in earnings of unconsolidated ventures	(168)	—	—	(168)	—	—	—	(168)
Other	—	(214)	(66)	(280)	—	—	—	(280)
Income (loss) before taxes	(18,824)	7,340	(34,430)	(45,914)	198	(8,038)	(5,788)	(59,542)
Benefit (provision) for income taxes	(386)	(2,714)	2,714	(386)	—	—	23,607	23,221
Income (loss) before minority interest	(19,210)	4,626	(31,716)	(46,300)	198	(8,038)	17,819	(36,321)
Minority interest, net	(116)	176	(706)	(646)	—	—	—	(646)
Income (loss) from continuing operations	$(19,326)	$4,802	$(32,422)	$(46,946)	$198	$(8,038)	$17,819	$(36,967)
Weighted average shares outstanding
Basic	65,007							100,805
Diluted	65,007							100,805
Loss per share – continuing operations
Basic	$(0.30)							$(0.37)
Diluted	$(0.30)							$(0.37)

See accompanying notes.

BROOKDALE SENIOR LIVING INC.

NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands)

1.	Basis of Presentation

Brookdale Senior Living Inc. (the ‘‘Company’’) was formed as a Delaware corporation on June 28, 2005 to succeed to the businesses of Brookdale Living Communities Inc., Alterra Healthcare Corporation, Fortress CCRC Portfolio and Prudential Portfolio. On September 30, 2005, ownership in the respective entities was contributed to the Company in exchange for common stock of the Company.

The accompanying unaudited pro forma condensed consolidated financial information assumes that the offering, purchase of American Retirement Corporation and other significant and insignificant acquisitions and other transactions described in the prospectus and General Information section of these pro formas occurred on March 31, 2006 for purposes of the unaudited pro forma condensed consolidated balance sheet and as of January 1, 2005 for purposes of the unaudited pro forma condensed consolidated statements of operations.

These pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company, Alterra Healthcare Corporation and significant acquisitions pursuant to Rule 3-05 of S-X; American Retirement Corporation, Fortress CCRC Portfolio, Prudential Portfolio and Chambrel Portfolio included elsewhere in this prospectus. In management's opinion, all adjustments necessary to reflect the offering and the transactions described in the General Information section of these pro forma financial statements have been made.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the actual financial position as of March 31, 2006 or what the actual results of operations of the Company would have been assuming the offering and the transactions described in the General Information section of these pro formas had been completed as of January 1, 2005, nor are they indicative of the results of operations of future periods.

2.	Adjustments to Pro Forma Condensed Consolidated Balance Sheet

(A)   Historical Financial Statements

Reflects historical consolidated financial position of the Company as of March 31, 2006.

(B)   American Retirement Corporation

Reflects historical consolidated financial position of American Retirement Corporation (‘‘ARC’’) as of March 31, 2006.

(C)   Pro Forma Adjustments

On May 12, 2006, the Company entered into an Agreement and Plan of Merger to acquire and merge ARC into a wholly-owned subsidiary of the Company, with ARC continuing as the surviving corporation as a wholly-owned subsidiary. Pursuant to the ARC Merger Agreement, we will acquire all the outstanding stock for $33.00 per share in cash. All of the options to purchase ARC common stock, whether vested or unvested, will be cancelled and each holder will be entitled to the excess of $33.00 over the applicable option exercise price. The total purchase price, including transaction costs, is estimated to be $1,235 million. The estimated preliminary purchase price allocations as of March 31, 2006 are as follows:

		Pro Forma Adjustments, Including Public Offering
	American Retirement Historical	Public Offering	Purchase Adjustments		Refinancing of Facilities	Net
Assets:
Cash	$84,245	$1,341,609	$(1,235,269)		$141,829	$332,414
Cash and investment – restricted	21,824	—	—		—	21,824
Accounts receivables, net	27,227	—	—		—	27,227
Deferred income taxes	9,378	—	(9,378	)(1)	—	—
Other current assets	18,560		(7,800	)(2)		10,760
Total current assets	161,234	1,341,609	(1,252,447)		141,829	392,225
Property, plant and equipment, net	558,257	—	900,380	(3),(4)	—	1,458,637
Cash and investments – restricted	10,746	—	—		—	10,746
Investments in unconsolidated ventures	36,389	—	161	(5)	—	36,550
Deferred leasehold costs	21,346	—	(21,346	)(6)	—	—
Goodwill	36,463	—	220,185	(7)	2,000	258,648
Deferred taxes – non-current	45,231	—	(45,231	)(1)	—	—
Other assets	75,415	—	312,820	(8)	3,375	391,610
Total assets	$945,081	$1,341,609	$114,522		$147,204	$2,548,416
Liabilities and Stockholders’ Equity:
Current portion of debt	$24,383	—	$(6,962	)(4)	$—	$17,421
Trade accounts payable	5,825	—	—		—	5,825
Refundable entrance fees	85,434	—	—		—	85,434
Deferred entrance fee income	37,591	—	—		—	37,591
Accrued expenses and other liabilities	39,831	—	1,552	(9)	—	41,383
Total current liabilities	193,064	—	(5,410)		—	187,654
Long-term debt, less current portion	117,591	—	—		147,204	264,795
Capitalized lease obligations	156,281	—	(39,642	)(4)	—	116,639
Deferred gains	86,392	—	(86,392	)(6)	—	—
Deferred entrance fee income	125,112	—	10,364	(10)	—	135,476
Deferred tax liability	2,886	—	429,802	(11)	—	432,688
Minority interest and other	34,136	—	35,419	(12)	—	69,555
Total liabilities	715,462	—	344,141		147,204	1,206,807
Stockholders’ equity	229,619	1,341,609	(229,619)		—	1,341,609
Total liabilities and stockholders’ equity	$945,081	$1,341,609	$114,522		$147,204	$2,548,416

(1)	Represents reclassification of deferred tax assets recorded by ARC based on the consolidated tax position of the Company.

(2)	Represents prepaid expenses that will have no future value following completion of the transaction and lease amounts receivable that the Company does not intend to exercise its right to borrow.

(3)	Reflects the purchase adjustment to record property, plant and equipment at fair value. Fair value was determined based on discounted cash flows for owned assets and for the initial term of each operating lease intangible assets. See note (3.c) — Depreciation and amortization expense for the allocated costs and related depreciation and amortization.

(4)	Reflects adjustment to record capitalized lease obligations at fair value. Fair value of the contractual obligation was determined by discounting the future lease obligation at the estimated current market rate for the obligation.

(5)	Reflects the purchase adjustment to record investment in unconsolidated ventures at fair value.

(6)	Reflects the write-off of historical deferred lease acquisition and financing costs and deferred gains.

(7)	Reflects the net adjustment of goodwill resulting from the acquisition.

(8)	Represents the fair value of facility purchase options included in certain lease agreements and value for contracts. Fair value of the purchase options was determined based on discounting the estimated value of the option at the anticipated date of exercise and value for contracts was based on a multiple of the annual contract value.

(9)	Reflects accrual for estimated additional miscellaneous costs.

(10)	Reflects adjustment to record deferred entrance fee income at fair value.

(11)	Reflects the adjustment to record a net deferred consolidated tax liability resulting from the aggregate differences between book and tax bases after the proforma adjustments.

(12)	Represents the adjustment to record the minority interest related to one facility consolidated pursuant to FIN 46R at fair value and the write-off of historical deferred leases liability.

Refinancing of Facilities:

Estimated refinancing of certain ARC facilities anticipated concurrent with the acquisition of ARC:

	Amount
New debt	$225,000
Retired debt	(77,796)
Subtotal additional debt	147,204
Financing costs	(3,375)
Loss on extinguishment of debt	(2,000	)(a)
Net cash proceeds	$141,829

(a) Capitalized as a cost of the acquisition as additional goodwill.

Public Offering Adjustments

Following is a summary of adjustments to reflect the net proceeds received from this offering and the use of proceeds:

Gross offering proceeds from the sale of 19,236,103 common shares at $39.50 per share	$759,826
Less sale of 1,514,584 common shares by minority stockholder of the Company	(59,826)
Net proceeds from offering	700,000
Gross proceeds from the sale of 17,600,867 common shares to RIC Coinvestment Fund LP at $36.93 per share	650,000
Gross proceeds from sale of 475,681 common shares to executives of ARC at $38.07 per share	18,109
Less estimated offering costs and underwriters' discount	(26,500)
Net proceeds from public offering and private placement	1,341,609
Purchase of ARC common shares:
(i)Purchase of 37,240,789 ARC common shares at $33.00 per share net of proceeds from vested and unvested options	1,215,269
(ii)Estimated transaction costs	20,000
Total use of proceeds	1,235,269
Net excess cash from offering	$106,340

(D)	Other Insignificant Acquisitions

Subsequent to March 31, 2006 we completed the acquisition of the Southern Assisted Living Portfolio on April 7, 2006 (41 facilities with 2,887 units/beds and one management contract), AEW Portfolio on April 28, 2006 (five facilities with 813 units/beds), Southland Portfolio on May 1, 2006 (four facilities with 262 units/beds) acquisitions, and AEW facility (one facility with 84 units/beds), and AEW II facilities (2 facilities with 193 units/beds) and have under contract the remaining AEW facility (a skilled nursing facility component of one facility with 120 units/beds), and Liberty II Portfolio a skilled nursing facility component of one facility with 84 units/beds (11 facilities with 1,078 units/beds), which are deemed probable acquisitions.

	Completed Acquisitions	Probable Acquisitions	Total
Balance Sheet:
Cash(1)	$(57,282)	$(19,006)	$(76,288)
Cash and investments restricted	8,019	—	8,019
Other current assets	1,054	—	1,054
Total current assets	(48,209)	(19,006)	(67,215)
Property, plant and equipment, net	514,741	42,731	557,472
Total assets	$466,532	$23,725	$490,257
Trade accounts payable	$3,452	$—	$3,452
Accrued expenses and other liabilities	9,698	—	9,698
Line of credit(1)	108,000	17,000	125,000
Total current liabilities	121,150	17,000	138,150
Long-term debt, less current portion	173,569	6,725	180,294
Capital and financing obligations	171,813	—	171,813
Total liabilities	$466,532	$23,725	$490,257

(1)	Assumes purchase price completed by borrowings on Company's line of credit and available working capital.

(E)	Other Adjustments

On March 13, 2006, the Company declared and paid on April 14, 2006, a dividend of $23,167. For pro forma purposes, we have assumed payment as of March 31, 2006.

On April 7, 2006, the Company obtained $12,000 of additional financing secured by the Chambrel Portfolio bearing interest at 6.56%, payable in monthly installments of principal and interest until maturity in 2013. Of the proceeds $1,390 is current and $10,610 is long-term.

During May 2006, the Company issued letters of credit to secure its obligations under a lease and received $3,049 of cash and investments-restricted held by the lessor.

Upon completion of the offering, the Company will repay its estimated outstanding line of credit balance of $212,000.

The Company obtained a financing commitment of $150,000 to repay $150,000 of existing financing secured by five facilities, payable in monthly installments of interest only until August 2011, and monthly installments of principal only until maturity in August, 2013. In addition, $2,530 of cash and investments — restricted will be released upon completion of the refinancing.

Reflects payments of deferred financing costs related to the refinancing of five facilities and the Chambrel Portfolio of $2,264, net of the write-off of unamortized deferred financing costs of $1,492.

3.	Adjustments to Pro Forma Condensed Consolidated Statements of Operations

(A)   Historical Financial Statements

Reflects the results of operations of the Company for the three months ended March 31, 2006 and for the year ended December 31, 2005.

(B)   American Retirement Corporation

Reflects the American Retirement Corporation historical operations for the three months ended March 31, 2006 and for the year ended December 31, 2005, derived from the historical financial statements presented elsewhere in this prospectus.

(C)   Pro Forma Adjustments

	American Retirement Historical Balances	Pro Forma Adjustments		Total
Year ended December 31, 2005
Revenue:
Resident fees	$488,383	$1,037	(1)	$489,420
Management fees	3,528	—		3,528
Reimbursed expenses	3,089	—		3,089
Total revenues	495,000	1,037		496,037
Operating Expenses:
Facility operating	326,504	—		326,504
General and administrative	30,327	(1,947	)(2)	28,380
Facility lease expenses	60,936	12,438	(3)	73,374
Depreciation and amortization	36,392	131,767	(4)	168,159
Amortization of leasehold acquisition costs	2,567	(2,567	)(5)	—
Loss on disposal or sale of assets	709	—		709
Reimbursed expenses	3,089	—		3,089
Total operating expenses	460,524	139,691		600,215
Income (loss) from operations	34,476	(138,654)		(104,178)

	American Retirement Historical Balances	Pro Forma Adjustments		Total
Interest income	4,364	—		4,364
Interest expense:
Debt	(9,288)	(10,840	)(6)	(20,128)
Capitalized lease obligations	(5,852)	—		(5,852)
Amortization of deferred financing costs	(675)	(6,150	(6)	(6,825)
Other	192	(302	(7)	(110)
Income (loss) before taxes	23,217	(155,946)		(132,729)
Provision (benefit) for income taxes	47,530	(47,530	)(8)	—
Income (loss) before minority interest	70,747	(203,476)		(132,729)
Minority interest, net	(1,049)	(2,496	)(9)	(3,545)
Income (loss) from continuing operations	$69,698	$(205,972)		$(136,274)
Three Months Ended March 31, 2006:
Revenue:
Resident fees	$127,786	$259	(1)	$128,045
Management fees	1,224	—		1,224
Reimbursed expenses	2,083	—		2,083
Total revenues	131,093	259		131,352
Operating Expenses:
Facility operating	83,454	—		83,454
General and administrative	9,942	(1,495	)(2)	8,447
Facility lease expenses	15,333	3,239	(3)	18,572
Depreciation and amortization	9,407	29,982	(4)	39,389
Amortization of leasehold acquisition costs	592	(592	)(5)	—
Loss on disposal or sale of assets	84	—		84
Reimbursed expenses	2,083	—		2,083
Total operating expenses	120,895	31,134		152,029
Income (loss) from operations	10,198	(30,875)		(20,677)
Interest income	1,626	—		1,626
Interest expense
Debt	(2,684)	(2,068	)(6)	(4,752)
Capital lease	(1,392)	—		(1,392)
Amortization of deferred financing costs	(194)	(1,421	)(6)	(1,615)
Other	(214)	(66	(7)	(280)
Income (loss) before taxes	7,340	(34,430)		(27,090)
Provision (benefit) for income taxes	(2,714)	2,714	(8)	—
Income (loss) before minority interest	4,626	(31,716)		(27,090)
Minority interest, net	176	(706	)(9)	(530)
Income (loss) from continuing operations	$4,802	$(32,422)		$(27,620)

(1)	Reflects estimated additional revenue related to the increased amortization as a result of the step up in deferred entrance fee income to fair value.

(2)	Reflects the adjustment to eliminate ARC's stock compensation expense.

(3)	Reflects the adjustment to record facility lease expense on a straight-line basis net of the elimination of historical deferred gains.

(4)	Reflects the adjustment to record incremental depreciation on the purchase adjustment to record the ARC assets at fair value using the straight line method over our estimated useful lives.

	American Retirement Adjustment(4)	Estimated Life	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Depreciation:
Land	$5.5 million	N/A	$—	$—
Buildings and improvements	522.9 million	40 years	19,695	4,687
Furniture, fixtures and equipment	16.3 million	5 years	1,375	302
Lease intangibles(a)	70.5 million	1-2 years	39,126	7,100
Operating lease costs(b)	285.2 million	(b)	34,452	8,613
Other long-term intangibles(c)	185.3 million	(c)	37,119	9,280
			$131,767	$29,982

(a)	Reflects costs allocated to in-place tenant leases of each facility based upon a vacancy component. Costs allocated represent the fair value assigned to the in-place leases at the date of acquisition. We typically do not pay commissions or provide incentives in leasing our units. The individual leases were considered to be at market due to their short-term nature.

(b)	Reflects costs allocated to the facilities we operate under long-term operating leases. Fair value was determined based on discounted future cash flows for the initial term of each lease. Costs are amortized over the term of the lease.

(c)	Reflects costs allocated to other contracts and other intangible assets of the Company included in other assets. These costs are amortized over three to five years.

(5)	Reflects adjustment to eliminate amortization expense related to the write-off of leasehold acquisition costs which have no future value.

(6)	Reflects adjustment to record interest expense related to the capitalized lease obligations at fair value and additional debt as a result of refinancing certain ARC facilities as described in Note 2 — Refinancing of Facilities.

	Amount	Effective Rate		Year Ended December 31, 2005		Three Months Ended March 31, 2006
New debt	$225.0 million	6.05	%(a)	$13,613		$3,403
Retired debt	$77.8 million	(b)		(2,773	)(b)	(1,335	)(b)
				$10,840		$2,068
Amortization of deferred financing costs and discount of capital lease obligations				$(6,150)		$(1,421)

(a)	(a)Reflects swap rate.Reflects swap rate.

(b)	Actual expense, net of amount capitalized.

(7)	Reflects adjustment to equity in earnings (loss) of unconsolidated ventures facilities.

(8)	Reversal of historical tax provision (benefit) for ARC. See consolidated tax provision (benefit) adjusted — Note(G) Other Pro Forma Adjustments — Statement of Operations.

(9)	Reflects adjustment to minority interest.

(D)	Initial Public Offering Adjustments

The following represents adjustments to reflect the effect of proceeds from our initial public offering in November 2005 on our historical operations:

	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Facility lease expense:
Reflects net reduction in actual historical lease expense from our offering related transactions:
Adjustment for redesignation of interest rate swap to hedge floating rate lease payment	$645	$—
Reduction in amortization of deferred gain related to minority interest step-up	2,912	—
	$3,557	$—

Depreciation and amortization expense:

Common stock issued to controlling shareholders and affiliates of Fortress Investment Group (‘‘FIG’’) was recorded based on historical cost. All other common stock issued to Minority Shareholders was recorded at fair value based upon the share price of our initial public offering. Depreciation and amortization expense reflects depreciation and amortization expense on the minority interest fair value adjustment using the straight line method over our estimated useful lives.

	Minority Shareholders Interest Adjustment(4)	Estimated Life	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Depreciation:
Land	$6,440	N/A	$—	$—
Buildings and improvements	60,959	40 years	1,348	—
Furniture, fixtures and equipment	1,687	5 years	287	—
Lease intangibles(1)	6,660	1-2 years	4,421	—
Operating lease costs(2)	100,267	(2)	4,825	—
Alterra Minority Adjustment(3)	—	—	1,829	—
	$176,013		$12,710	$—
Amortization			$796	$—

(1)	Reflects costs allocated to in-place tenant leases of each facility based upon a vacancy component. Costs allocated represent the fair value assigned to the in-place leases at the date of acquisition. We typically do not pay commissions or provide incentives in leasing our units. The individual leases were considered to be at market due to their short-term nature (one year or less in duration).

(2)	Reflects costs allocated to the facilities we operate under long-term operating leases. Fair value was determined based on discounted future cash flows for the initial term of each lease. Costs are amortized over the term of the lease.

(3)	In June 2005, Fortress purchased 50% of a Minority Shareholder's ownership in Alterra. The purchase adjustment has been reflected in the historical financial statements from the date of purchase. The adjustment represents depreciation expense for periods prior to the purchase based upon building and improvements of $8,075, furniture and equipment of $1,258, lease intangibles of $1,675 and operating leases of $30,055 over the estimated lives described above.

(4)	Reflects the amounts recorded in the Company's historical consolidated balance sheet as of September 30, 2005, related to the value of common stock issued to the Minority Shareholders for their contributed interest. See note 1 to the historical financial statements of Brookdale Senior Living Inc.

Interest Expense:

Reflects a net reduction in interest expense (debt) from our initial public offering-related transactions:

	Amount	Effective Rate	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Retirement of existing debt	$59,822	9.09%	$4,888	$—

(E)	Significant Acquisition Adjustments

The Fortress CCRC Portfolio, Prudential Portfolio and Chambrel Portfolio acquisitions were completed in April 2005, June/July 2005 and December 30, 2005, respectively. These significant acquisitions and related purchase price allocations of these acquisitions are reflected in the historical balance sheet of the Company as of and for the three months ended March 31, 2006. The pro forma adjustments below reflect the historical operations of the Fortress CCRC Portfolio, Prudential Portfolio and Chambrel Portfolio prior to their acquisition for the year ended December 31, 2005:

	Fortress CCRC Portfolio(4)				Prudential Portfolio(4)				Chambrel Portfolio(4)
	Historical(1)	Pro Forma Adjustments		Net	Historical(1)	Pro Forma Adjustments		Net	Historical(1)	Pro Forma Adjustments		Net	Total
Year ended December 31, 2005
Revenue:
Resident fees/rent	$20,266	$(1,908	)(2)	$18,358	$23,525	$—		$23,525	$11,277	$(11,277)		$—	$41,883
Total revenues	20,266	(1,908)		18,358	23,525	—		23,525	11,277	(11,277)		—	41,883
Operating Expenses:
Facility operating	16,574	(1,986	)(2)	14,588	14,210	(1,150	)(3)	13,060	19	—		19	27,667
Management fees – affiliate	868	—		868	1,690	—		1,690	60	—		60	2,618
Facility lease expenses	—	—		—	500	83		583	—	(11,219	)(6)	(11,219)	(10,636)
Depreciation and amortization	1,990	2,250		4,240	2,396	4,606		7,002	3,698	7,586		11,284	22,526	(8)
Total operating expenses	19,432	264		19,696	18,796	3,539		22,335	3,777	(3,633)		144	42,175
Income (loss) from operations	834	(2,172)		(1,338)	4,729	(3,539)		1,190	7,500	(7,644)		(144)	(292)
Contributions and deferred gifts	71	(71	)(5)	—	—	—		—	—	—		—	—
Interest income	455	(455	)(5)	—	—	—		—	68	(68	)(5)	—	—
Net unrealized and realized gains (losses) on investments	(158)	158	(5)	—	—	—		—	—	—		—	—
Interest expense	(1,013)	(25	)(6)	(1,038)	(2,715)	(1,615	)(6)	(4,330)	(5,778)	(48	)(6)	(5,826)	(11,194	)(6)
Interest expense – affiliate	(675)	675	(5)	—	—	—		—	(1,460)	1,460	(5)	—	—
Gain on sale of real estate	—	—		—	123,678	(123,678	)(5)	—	—	—		—	—
Amortization of deferred financing costs	(72)	(30	)(5)	(102)	—	(119)		(119)	—	—		—	(221	)(8)
Net income (loss)	$(558)	$(1,920)		$(2,478)	$125,692	$(128,951)		$(3,259)	$330	$(6,300)		$(5,970)	$(11,707)

(1)	Represents the historical operations at all eight Fortress CCRC Portfolio facilities purchased in April and May 2005, eight Prudential Portfolio facilities purchased in June and one facility in July 2005, and the six Chambrel Portfolio facilities previously leased by us and purchased in December 2005 for the period presented. See the historical financial statements included elsewhere in this Prospectus.

(2)	Represents the historical property revenue and facility operating expenses for the two Fortress CCRC Portfolio facilities (Heritage Crossings and Heatherwood Village) that were sold in the third quarter of 2005 by the Brookdale Facility Group.

(3)	Represents the non-recurring operating expenses such as incentive bonus payments and professional fees that were incurred in the first and second quarter of 2005 as results of the sale of the facilities:

Year Ended December 31, 2005
As reported	$14,210
Less, non-recurring	(1,150)
Net recurring operating expenses	$13,060

(4)	See the historical financial statements of Fortress CCRC Portfolio, Prudential Portfolio and Chambrel Portfolio included elsewhere in the prospectus. Revenue and operating expenses for these facilities subsequent to their purchase are included in the financial statements of the Company. The Chambrel Portfolio was leased by the Company prior to its acquisition.

(5)	Reflects historical operations that would not be consistent for our ownership for the year ended December 31, 2005, including the permanent impairment charge recognized by the prior owner of the Fortress CCRC Portfolio (impairment was recognized based upon FIG's offer to purchase the facilities and the related purchase price); contributions and deferred gifts since we are not a non-profit entity, investment income and net unrealized and realized gains (losses) on investments since we did not purchase the investments and gain on sale of real estate recognized by the prior owner of the Prudential Portfolio related to FIG's purchase of the facilities.

(6)	Reflects interest expense for debt incurred in connection with the acquisition of the facilities, net of historical interest incurred and included in the historical financial statements:

	Amount	Effective Rate		Year Ended December 31, 2005	Three Months Ended March 31, 2006
Fortress CCRC Portfolio	$105.8 million	5.865	%(a)	$(1,038)	$(198)
Prudential Portfolio	$171.0 million	5.38%		(4,330)	—
Chambrel Portfolio	$130.8 million	4.45%		(5,826)	—
				$(11,194)	$(198)
Reflects reduction in lease expense for the Chambrel Portfolio previously leased				$(11,219)	—

(a)	Effective rate reflects interest rate under terms of a swap agreement.

	Year Ended December 31, 2005	Three Months Ended March 31, 2006
(7)General and Administrative Expense: The pro forma statements of operations reflect actual general and administrative expense (management fees) under prior owner. We did not hire any management or any corporate employees from the prior owner. We hired new employees for both the Fortress CCRC Portfolio and Prudential Portfolio subsequent to their purchase. As a result, general and administrative expenses are expected to be reduced significantly for the Fortress CCRC Portfolio and Prudential Portfolio under our ownership and management. Our estimated expenses will primarily consist of additional salaries and wages for new emplyees as follows:
Fortress CCRC Portfolio	$1,300	$325
Prudential Portfolio	700	350
	$2,000	$675

Although we expect to achieve significant cost savings, such amounts are not reflected in the accompanying unaudited pro forma condensed consolidated financial statements.

(8)	Depreciation and Amortization Expense:
Reflects depreciation and amortization expense on the purchase of the Fortress CCRC Portfolio, Prudential Portfolio and Chambrel Portfolio based on the purchase price allocation as follows:

	Amount	Estimated Life	Year Ended December 31, 2005(b)	Three Months Ended March 31
Land	$76.1 million	n/a	$—	$—
Building and improvements	$536.2 million	40 years	7,621	—
Furniture, fixtures and equipment	$13.5 million	5 years	1,494	—
Lease intangible(a)	$25.1 million	1 year	13,411	—
			$22,526	$—
Amortization of deferred costs			$(221)	$—

(a)	Reflects purchase price allocated to in-place tenant leases at each of the acquired facilities based upon a vacancy component. Purchase price allocated represent the fair value assigned to the in place leases at date of acquisition. We typically do not pay commissions or provide incentive in leasing our units. The individual leases were considered to be at market rate due to the short-term nature (one year or less in duration).

(b)	Depreciation expense adjustment is net of amounts recorded in the combined historical financial statements of the Company.

(F)	Other Insignificant Acquisitions

During 2005 and 2006, we completed the acquisitions of the Omega Portfolio on November 22, 2005 (six facilities with 237 units/beds), Merrill Gardens Portfolio on December 22, 2005 (four facilities with 187 units/beds), two facilities in Orlando, Florida on February 28, 2006 (two facilities with 114 units/beds), Wellington Portfolio on March 28, 2006 (17 facilities with 814 units beds), Liberty Owned Portfolio on March 31, 2006 (7 facilities with 1,077 units/beds), Southern Assisted Living Portfolio on April 7, 2006 (41 facilities with 2,887 units/beds and one management contract), AEW Portfolio on April 28, 2006 (five facilities with 813 units/beds), Southland Portfolio on May 1, 2006 (four facilities with 262 units/beds), AEW—New Jersey Portfolio on June 30, 2006 (two facilities with 193 units/beds) and an AEW facility on July 1, 2006 (one facility with 84 units/beds), and have under contract the remaining AEW facility (a skilled nursing facility component of one facility with 120 units/beds) and Liberty II Portfolio (11 facilities with 1,162 units/beds) which are deemed probable acquisitions.

	Completed Acquisitions	Probable Acquisitions	Total
Year ended December 31, 2005:
Revenue:
Resident fees	$192,410	$43,736	$236,146
Total revenues	192,410	43,736	236,146
Operating expenses:
Facility operating	122,108	32,920	155,028
General and administrative/management fee	12,141	1,906	14,047
Facility lease expenses	1,805	7,253	9,058
Depreciation and amortization(1)	45,387	2,390	47,777
Total operating expenses	181,441	44,469	225,910
Operating income	10,969	(733)	10,236
Interest expense:
Debt	(21,186)	(609)	(21,795)
Capitalized lease obligation	(20,044)	—	(20,044)
Amortization of deferred financing costs	(766)	(200)	(966)
Loss before taxes	$(31,027)	$(1,542)	$(32,569)
Three months ended March 31, 2006:
Revenue:
Resident fees	$49,057	$11,021	$60,078
Total revenues	49,057	11,021	60,078
Operating expenses:
Facility operating(1)	32,480	8,356	40,836
General and administrative/management fee	3,036	476	3,512
Facility lease expenses	451	1,751	2,202
Depreciation and amortization(1)	10,690	594	11,284
Total operating expenses	46,657	11,177	57,834
Operating income	2,400	(156)	2,244
Interest expense:
Debt	(4,898)	(152)	(5,050)
Capitalized lease obligation	(5,011)	—	(5,011)
Amortization of deferred financing costs	(171)	(50)	(221)
Loss before taxes	$(7,680)	$(358)	$(8,038)

(1)    Depreciation and Amortization Expense:

Reflects depreciation and amortization expense on the purchase of the Omega Portfolio, Merrill Gardens Portfolio, two facilities in Orlando, FL, Wellington Portfolio, Liberty Owned Portfolio, Southland Assisted Portfolio, AEW I Portfolio, Southland Portfolio and AEW — New Jersey Portfolio completed acquisitions and the AEW Portfolio, and Liberty II Portfolio which are under contract and deemed probable acquisitions, based on the purchase price allocation as follows:

	Amount	Estimated Life	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Land	$91.6 million	n/a	$—	$—
Building and improvements	$640.8 million	40 years	15,890	3,772
Furniture, fixtures and equipment	$20.3 million	5 years	4,028	971
Operating lease costs	$1.9 million	(b)	24	48
Lease intangible(a)	$34.4 million	(a)	27,835	6,493
			$47,777	$11,284
Amortization of deferred costs			$966	$221

(a)	Reflects purchase price allocated to in-place tenant leases at each of the acquired facilities based upon a vacancy component. Purchase price allocated represent the fair value assigned to the in place leases at date of acquisition. We typically do not pay commissions or provide incentives in leasing our units. The individual leases were considered to be at market rate due to the short-term nature.

(b)	Reflects costs allocated to the facilities we operate under long term operating leases. Fair value was determined based on discounted future cash flows for the initial term of each lease. Costs are amortized over the terms of each lease.

(G)   Other Pro Forma Adjustments — Statements of Operations

Reflects net interest expense in connection with the refinancing of facilities that closed March 2005, interest rate swaps that closed March 2005, Chambrel financing that closed April 2006, and line of credit that closed February 2006 and will be repaid in connection with the public offering:

	Amount	Effective Rate		Year Ended December 31, 2005	Three Months Ended March 31, 2006
Mortgage loans refinancing(1)	$150.0 million	5.58	%(2)	4,050	808
Additional interest expense on refinancing and interest rate swap that closed March 2005				(325)	—
Chambrel financing (see Note 2(E) – Other Adjustments)	$12.0 million	6.56%		(787)	(197)
Line of credit				—	177
Other				73	—
				$3,011	$788
Loss on extinguishment of debt (write-off of unamortized deferred financing costs) related to the above financings				$(172)	$(3,986)

Net amortization of deferred costs related to the above refinancings and the line of credit, net of expenses amortized in the historical financial statements	$351	$391

(1)	Reflective of 2005 and 2006 refinancings.

(2)	Reflects interest rate under terms of a swap agreement.

	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Reflects general and administration expense expected to be incurred to operate as a public company including salaries, wages and benefits for additional staff, professional fees and other corporate level activity. Such amounts are based on estimates of staffing levels and services from third parties or quotes from our vendors. We have included a pro forma adjustment as our best estimate of these additional costs	$1,857	$—
Reflects additional stock compensation expense included in general and administrative expense in connection with grants under the Restricted Stock Plan, including grants to the ARC executives which vest over a three to five-year period. Additional compensation expense assuming all grants initially vested at January 1, 2005 and will vest over three to five years, net of estimated forfeitures	$17,692	$2,157
Reflects management fees and termination fees received for terminated management contracts and contracts consolidated pursuant to EITF 04-5 effective January 1, 2006 net of new contracts	$(2,440)	$(824)
Reflects elimination of change in fair value of derivatives for forward interest rate swaps terminated and replaced by new interest rate swaps on March 30, 2005	$(4,080)	$—
The net effect of the acquisitions, and other significant and insignificant acquisitions and other transactions described in the General Information section of these pro forma financials result in additional losses for GAAP purposes. The adjustment reflects a consolidated tax benefit based upon the pro forma loss before taxes ..	$100,737	$23,607
General and Administrative Expense:
The pro forma statements of operations reflect actual general and administrative expense (management fees) and operating expenses under the prior owner. With the exception of the ARC Merger the Company generally did not hire any management or any corporate employees from the prior owner. We hired new employees subsequent to their purchase. Operating expense savings are expected as a result of signed contracts with vendors such as food and insurance. As a result, general and administrative expenses and operating expenses are expected to be reduced significantly under our ownership and management.
Operating expense reductions as a result of signed contracts with vendors such as food and insurance	$5,605	$1,403
General and administrative expense reductions as a result of identified corporate office positions and function to be eliminated or consolidated and signed information technology contracts	14,604	3,651
	$20,209	$5,054

Although we expect to achieve significant cost savings through a reduction in operating and general and administrative costs and reduction in corporate employees, such amounts are not reflected in the accompanying unaudited pro forma condensed consolidated financial statements.

Pro Forma Income (Loss) Per Share

Shares used to calculate unaudited pro forma basic and diluted income (loss) from continuing operations per share include the actual shares outstanding at March 31, 2006, as adjusted for the shares issued in this offering, and excludes unvested shares of managements' restricted stock.

Weighted average number of shares of common stock outstanding at March 31, 2006	65,007
Additional shares issued in this offering and sale of shares to Investor and ARC executives	35,798
Weighted average number of shares of common stock outstanding — basic and diluted	100,805

A total of 2,030 shares related to the unvested portion at March 31, 2006 of management's restricted stock plan have been excluded since their inclusion would be antidilutive.

Historical Earnings (Loss) Per Share for 2005

We have excluded earnings (loss) per share data for the year ended December 31, 2005. We believe the calculation is not meaningful to investors due to the different ownership and legal structures (e.g., corporation and limited liability companies) of the various entities prior to the combination transaction on September 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Brookdale Senior Living, Inc.

We have audited the accompanying consolidated and combined balance sheets of Brookdale Senior Living, Inc. (the ‘‘Company’’) as of December 31, 2005 and 2004, as defined in Note 1, and the related combined statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2005 and the consolidated statements of operations, stockholders' equity, and cash flows for the period from October 1, 2005 to December 31, 2005, and the combined statements of operations, owners' equity, and cash flows for the period from January 1, 2005 to September 30, 2005. Our audits also included the financial statement schedule listed in the index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the combined financial statements, the Company changed its method of accounting for variable interest entities in 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of the Company at December 31, 2005 and 2004, respectively, the combined results of operations and cash flows for each of the three years in the period ended December 31, 2005 and the consolidated results of operations and cash flows for the period from October 1, 2005 to December 31, 2005 and the combined results of operations and cash flows for the period from January 1, 2005 to September 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Chicago, Illinois
March 17, 2006

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED AND COMBINED BALANCE SHEETS
(In thousands, except stock amounts)

	March 31, 2006	December 31,
		2005	2004
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$94,096	$77,682	$86,858
Cash and investments – restricted	41,984	37,314	20,528
Accounts receivable, net	12,160	10,623	8,062
Assets held for sale	—	—	2,964
Prepaid expenses and other, net	33,239	20,258	16,891
Total current assets	181,479	145,877	135,303
Property, plant and equipment	1,715,239	1,479,587	557,293
Accumulated depreciation	(104,688)	(70,855)	(33,674)
Property, plant and equipment, net	1,610,551	1,408,732	523,619
Cash and investments – restricted	7,565	24,099	27,459
Goodwill	65,646	65,646	8,961
Lease security deposits	19,723	25,271	26,233
Other, net	40,107	28,186	25,050
Total assets	$1,925,071	$1,697,811	$746,625
Liabilities and Stockholders'/Owner's Equity
Current liabilities:
Current portion of debt	$10,766	$132	$3,888
Line of credit	87,000	—	—
Trade accounts payable	4,290	9,253	7,437
Accrued expenses	85,574	85,392	77,333
Refundable entrance fees	31,606	30,693	—
Tenant refundable fees and security deposits	17,087	16,333	14,756
Deferred revenue	20,849	13,093	14,588
Dividends payable	23,167	16,547	—
Total current liabilities	280,339	171,443	118,002
Long-term debt, less current portion	887,074	754,169	367,149
Deferred gains	59,594	60,681	138,402
Deferred lease liability	24,493	19,234	9,527
Deferred tax liability	41,689	41,689	—
Other	20,681	20,156	42,055
Total liabilities	1,313,870	1,067,372	675,135
Minority interests	12,267	36	31,399
Commitments and contingencies
Stockholders'/Owner's Equity:
Preferred stock, $.01 par value, 50,000,000 shares authorized at March 31, 2006 and December 31, 2005; no shares issued and outstanding	—	—	—
Common stock, $.01 par value, 200,000,000 shares authorized at March 31, 2006 and December 31, 2005; 65,006,833 shares issued and outstanding	650	650	—
Additional paid-in-capital	670,801	690,950	—
Accumulated deficit	(81,952)	(62,626)	—
Accumulated other comprehensive income	9,435	1,429	—
Owners' equity	—	—	40,091
Total stockholders'/owner's equity	598,934	630,403	40,091
Total liabilities and stockholders'/owner's equity	$1,925,071	$1,697,811	$746,625

See accompanying notes to consolidated and combined financial statements.

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended March 31,		For the Period from October 1, 2005 to December 31, 2005	For the Period from January 1, 2005 to September 30, 2005	For the Years Ended December 31,
	2006	2005			2005	2004	2003
Revenue	(Unaudited)
Resident fees	$221,036	$174,112	$211,860	$574,855	$786,715	$657,327	$217,216
Management fees	1,147	871	1,187	2,675	3,862	3,545	5,368
Total revenue	222,183	174,983	213,047	577,530	790,577	660,872	222,584
Expenses
Facility operating (excluding depreciation and amortization of $21,410, $3,540, $17,657, $27,586, $45,243, $48,885 and $20,383, respectively)	136,945	110,349	127,105	366,782	493,887	415,169	133,119
General and administrative (including non-cash stock compensation expense of $3,018, $—, $11,534, $11,146, $22,180, $— and $—, respectively)	21,085	11,658	27,690	54,006	81,696	43,640	15,997
Facility lease expense	45,734	46,502	48,487	140,852	189,339	99,997	30,744
Depreciation and amortization	22,299	5,173	18,784	30,034	48,818	50,187	21,383
Total operating expenses	226,063	173,682	222,066	591,674	813,740	608,993	201,243
Income (loss) from operations	(3,880)	1,301	(9,019)	(14,144)	(23,163)	51,879	21,341
Interest income	1,052	696	1,588	2,200	3,788	637	14,037
Interest expense:
Debt	(13,690)	(9,125)	(12,809)	(33,439)	(46,248)	(63,634)	(25,106)
Amortization of deferred financing costs	(703)	(423)	(238)	(827)	(1,065)	(2,120)	(1,097)
Change in fair value of derivatives	(101)	4,062	(88)	4,080	3,992	3,176	—
Loss on extinguishment of debt	(1,334)	(453)
Loss from sale of properties			—	—	—	—	(24,513)
Gain (loss) on extinguishment of debt			(3,543)	(453)	(3,996)	1,051	12,511
Equity in earnings (loss) of unconsolidated ventures, net of minority interest $—, $—, $—, $—, $—, $(6) and $11, respectively	(168)	(187)	(197)	(641)	(838)	(931)	318
Other			—	—	—	(114)	—
Loss before income taxes	(18,824)	(4,129)	(24,306)	(43,224)	(67,530)	(10,056)	(2,509)
(Provision) benefit for income taxes	(386)	(166)	(150)	247	97	(11,111)	(139)
Loss before minority interest	(19,210)	(4,295)	(24,456)	(42,977)	(67,433)	(21,167)	(2,648)
Minority interest	(116)	2,532	—	16,575	16,575	11,734	1,284
Loss before discontinued operations and cumulative effect of a change in accounting principle	(19,326)	(1,763)	(24,456)	(26,402)	(50,858)	(9,433)	(1,364)
Loss on discontinued operations, net of taxes and minority interest	—	(35)	—	(128)	(128)	(361)	(322)
Cumulative effect of a change in accounting principle, net of income taxes of $4,460 and minority interest			—	—	—	—	(7,277)
Net loss	$(19,326)	$(1,798)	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(8,963)
Basic and diluted (loss) per share	$(0.30)		$(0.41)
Weighted average shares used in computing basic and diluted (loss) per share	65,007		59,710

See accompanying notes to consolidated and combined financial statements.

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS' AND OWNER'S EQUITY
For the Period from October 1, 2005 through December 31, 2005 and
For the Period From January 1, 2005 through September 30, 2005 and
Years Ended December 31, 2004 and 2003
(In thousands)

	Common Stock			Additional Paid-In Capital		Accumulated Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)
	Shares	Amount								Equity	Total
Balances at January 1, 2003		$		$		$		$		$183,807	$183,807
Combination of Alterra										62,900	62,900
Net loss										(8,963)	(8,963)
Balances at December 31, 2003										237,744	237,744
Dividends										(190,253)	(190,253)
Net loss										(9,794)	(9,794)
Tax effect of pre-fresh start accounting net operating loss carryforward										2,394	2,394
Balances at December 31, 2004										40,091	40,091
Dividends										(34,355)	(34,355)
Purchase of non controlling interest in Alterra										50,000	50,000
Combination of Fortress CCRC LLC and FIT REN LLC										199,423	199,423
Compensation expense related to restricted stock grant										6,399	6,399
Allocation of minority interest in connection with stock grant										(2,717)	(2,717)
Net loss										(26,530)	(26,530)
Unrealized loss on derivative									(666)	—	(666)
Subtotal at September 30, 2005	—		—		—		—		(666)	232,311	231,645
Reclassify equity and minority interest	—		—		316,048		(63,045)		(280)	(232,311)	20,412
Minority step-up in basis	—		—		236,663		24,875		—	—	261,538
Shares issued in connection with the formation of BSL	56,446		564		(564)		—		—	—	—
Balances at September 30, 2005	56,446		564		552,147		(38,170)		(946)	—	513,595
Dividends	—		—		(16,548)		—		—	—	(16,548)
Compensation expense related to restricted stock grant	—		—		11,534		—		—	—	11,534
Reversal of tax effect of pre-fresh start accounting net operating loss carryforward	—		—		(932)		—		—	—	(932)
Issuance of common stock from initial public offering, net	8,561		86		144,749		—		—	—	144,835
Net loss	—		—		—		(24,456)		—	—	(24,456)
Amortization of payments from settlement of forward interest rate swaps	—		—		—		—		94	—	94
Unrealized income on derivative	—		—		—		—		2,281	—	2,281
Balances at December 31, 2005	65,007		650		690,950		(62,626)		1,429	—	630,403
Dividends	—		—		(23,167)		—		—	—	(23,167)
Compensation expense related to restricted stock	—		—		3,018		—		—	—	3,018
Net loss	—		—		—		(19,326)		—	—	(19,326)
Amortization of payments from settlement of forward interest rate swaps	—		—		—		—		94	—	94
Unrealized gain on derivative	—		—		—		—		7,912	—	7,912
Balances at March 31, 2006 (unaudited)	65,007		$650		$670,801		$(81,952)		$9,435	$—	$598,934

See accompanying notes to consolidated and combined financial statements.

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,		For the Period from October 1, 2005 to December 31, 2005	For the Period from January 1, 2005 to September 30, 2005	For the Years Ended December 31,
	2006	2005			2005	2004	2003
	(unaudited)
Cash Flows from Operating Activities
Net loss	$(19,326)	$(1,798)	$(24,456)	$(26,530)	$(50,986)	$(9,794)	$(8,963)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on sale of properties	—	—	—	—	—	—	24,513
Loss (gain) on extinguishment of debt	1,334	453	3,543	453	3,996	(1,051)	(12,511)
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	7,277
Depreciation and amortization	23,002	5,596	19,022	30,861	49,883	52,307	22,480
Minority interest	116	(2,532)	—	(16,575)	(16,575)	(11,734)	(1,284)
Equity in (earnings) loss of unconsolidated ventures, net	168	187	197	641	838	931	(318)
Loss on discontinued operations	—	35	—	128	128	842	751
Amortization of deferred gain	(1,087)	(2,296)	(1,152)	(6,786)	(7,938)	(2,260)	(539)
Amortization of entrance fees	(83)	—	(15)	(18)	(33)	—	—
Proceeds from deferred entrance fee revenue	448	—	486	700	1,186	—	—
Deferred income taxes provision (benefit)	—	166	150	(247)	(97)	10,630	(290)
Change in deferred lease liability	5,259	6,094	5,895	17,857	23,752	4,588	1,102
Change in fair value of derivatives	101	(4,062)	88	(4,080)	(3,992)	(3,176)	—
Compensation expenses related to restricted stock grants.	3,018	—	11,534	11,146	22,680	—	—
Long-term debt deferred interest and subsequent fee added to principal, net of $—, $—, $—, $—, $—, $2,342 and $2,176 paid, respectively	—	—	—	—	—	1,380	798
Changes in operating assets and liabilities:
Accounts receivable, net	(1,446)	999	917	(3,478)	(2,561)	1,457	887
Prepaid expenses and other assets, net	827	3,202	(3,825)	703	(3,122)	1,057	1,146
Accounts payable and accrued expenses	(5,104)	(10,383)	8,555	5,192	13,747	3,865	(1,901)
Tenant refundable fees and security deposits	602	263	108	1,715	1,823	1,938	13
Other	4,290	(352)	(11,954)	(3,875)	(15,829)	(852)	950
Net cash provided by (used in) operating activities	12,119	(4,428)	9,093	7,807	16,900	50,128	34,111

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands)

	Three Months Ended March 31,		For the Period from October 1, 2005 to December 31, 2005	For the Period from January 1, 2005 to September 30, 2005	For the Years Ended December 31,
	2006	2005			2005	2004	2003
	(unaudited)
Cash Flows from Investing Activities
Acquisition of leased facilities	$—	$—	$(79,979)	$—	$(79,979)	$265	$—
Increase in lease security deposits and lease acquisition deposits, net	5,548	(67)	491	254	745	(70)	(6,518)
(Increase) decrease in cash and investments – restricted	13,069	3,292	6,729	(8,266)	(1,537)	5,421	5,891
Increase in investment certificates – restricted	—	—	—	—	—	—	(5,004)
Net proceeds from sale of property, plant and equipment	—	677	—	15,446	15,446	24,023	80,622
Additions to property, plant and equipment, net of related payables	(6,737)	(5,660)	(25,872)	(489,206)	(515,078)	(37,951)	(7,291)
Acquisition of assets, net of related payables	(197,863)	—	—	—	—	—	—
Proceeds from sale leaseback, net of costs	—	—	—	—	—	520,043	—
Cash and cash equivalents from the combination of Alterra	—	—	—	—	—	—	57,972
Increase in reimbursable development costs	—	—	—	—	—	—	(11,139)
Purchase of venture partner's interest	—	—	—	—	—	—	(10,533)
Distribution from unconsolidated venture	—	—	—	—	—	3,772	1,915
Proceeds from sale of partnerships, net of minority interests	—	—	—	—	—	9,228	—
Net cash provided by (used in) investing activities	(185,983)	(1,758)	(98,631)	(481,772)	(580,403)	524,731	105,915
Cash Flows from Financing Activities
Proceeds from debt	127,847	192,000	54,000	468,756	522,756	79,809	29,161
Repayment of debt	(3,934)	(179,762)	(77,459)	(182,558)	(260,017)	(312,355)	(111,220)
Payment of dividends	(16,547)	—	(14,355)	(20,000)	(34,355)	(304,577)	—
Proceeds from unsecured lines of credit	87,000	—	—	—	—	94,200	96,500
Repayment of unsecured lines of credit	—	—	—	—	—	(99,200)	(109,702)
Proceeds from notes payable to affiliates			—	—	—	—	10,633
Payment of financing costs	(5,006)	(2,762)	—	(3,425)	(3,425)	(2,346)	(1,102)
Refundable entrance fees:
Proceeds from refundable entrance fees	1,621	—	1,513	2,530	4,043	—	—
Refunds of entrance fees	(703)	—	(1,065)	(1,670)	(2,735)	—	—
Payment of swap termination	—	(14,065)	—	(14,065)	(14,065)	—	—
Proceeds from issuance of common stock, net of underwriters discount	—	—	151,269	500	151,769	—	—
Costs incurred related to initial public offering	—	—	(6,434)	—	(6,434)	—	—
Capital contributions from controlling shareholder	—	—	—	196,790	196,790	—	—
Net cash provided by (used in) financing activities	190,278	(4,589)	107,469	446,858	554,327	(544,469)	(85,730)
Net increase (decrease) in cash and cash equivalents	16,414	(10,775)	17,931	(27,107)	(9,176)	30,390	54,296
Cash and cash equivalents at beginning of period	77,682	86,858	59,751	86,858	86,858	56,468	2,172
Cash and cash equivalents at end of period	$94,096	$76,083	$77,682	$59,751	$77,682	$86,858	$56,468

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands)

	Three Months Ended March 31,		For the Period from October 1, 2005 to December 31, 2005	For the Period from January 1, 2005 to September 30, 2005	For the Years Ended December 31,
	2006	2005			2005	2004	2003
	(unaudited)
Supplemental Disclosure of Cash Flow Information:
Interest paid	$13,358	$10,410	$12,896	$32,896	$45,792	$61,844	$25,656
Income taxes paid	$298	1,872	$259	$2,377	$2,636	$836	$149
Reorganization costs paid	$—	$—	$—	$—	$—	$—	$10,846
Write-off of fully amortized intangible asset	$—	$4,404	$3,815	$4,403	$8,218	$—	$—
Write-off of deferred costs	$—	$453	$702	$453	$1,155	$—	$—
Supplemental Schedule of Noncash Operating, Investing and Financing Activities:
Consolidation of limited partnerships pursuant to EITF 04-5 on January 1, 2006:
Property, plant and equipment, net	$31,645	$—	$—	$—	$—	$—	$—
Accounts receivable	91	—	—	—	—	—	—
Prepaid expenses and other	1,222	—	—	—	—	—	—
Cash and investments – restricted	1,205	—	—	—	—	—	—
Other asset	96	—	—	—	—	—	—
Accrued expenses	(906)	—	—	—	—	—	—
Other current liabilities	(1,290)	—	—	—	—	—	—
Tenant refundable fees and security deposits	(177)	—	—	—	—	—	—
Debt	(19,723)	—	—	—	—	—	—
Other liabilities	(49)	—	—	—	—	—	—
Minority interest	(12,114)	—	—	—	—	—	—
Net	$—	$—	$—	$—	$—	$—	$—
In connection with net operating lease transactions and property acquisitions assets acquired and liabilities assumed were as follows:
Property, plant and equipment excluding write-off of accumulated depreciation totaling $9,577 in 2003	$—	$—	$164,903	$—	$164,903	$—	$415,761
Cash and investments – restricted, current	—	—	—	—		1,300	14,023
Accounts receivable assumed	—	—	—	—	—	47	—
Prepaid expenses and other assumed	—	—	5,157	—	5,157	22	—
Other asset assumed	—	—	—	—	—	—	485
Lease security deposits redeemed	—	—	—	—	—	—	(156,787)
Deferred costs paid by lessor	—	—	—	—	—	112	—
Accrued real estate taxes assumed	—	—	—	—	—	(454)	—
Trade accounts payable assumed	—	—	—	—	—	(117)	—
Tenant refundable entrance fees and security deposits assumed	—	—	—	—	—	(1,036)	—
Other current liabilities assumed	—	—	—	—	—	(139)	—
Debt assumed	—	—	(119,775)	—	(119,775)	—	(274,641)
Accrued interest assumed	—	—	—	—	—	—	(1,088)
Other liabilities	—	—	7,215	—	7,215	—	2,247
Net cash paid (received)	$—	$—	$57,500	$—	$57,500	$(265)	$—
Consolidation of the development properties pursuant to FIN 46R (note 2):
Property, plant and equipment	$—	$—	$—	$—	$—	$—	$300,405
Other assets assumed	—	—	—	—	—	—	8,789
Investment certificates – restricted	—	—	—	—	—	—	(58,484)
Development fees receivable	—	—	—	—	—	—	(9,000)
Reimbursable development costs	—	—	—	—	—	—	(42,584)
Debt assumed	—	—	—	—	—	—	(191,543)
Accrued interest assumed	—	—	—	—	—	—	(2,912)
Accrued real estate taxes	—	—	—	—	—	—	(768)
Security deposits assumed	—	—	—	—	—	—	(2,415)
Other liabilities assumed	—	—	—	—	—	—	(1,488)
Net cash paid	$—	$—	$—	$—	$—	$—	$—
Investment in unconsolidated ventures, net purchase of venture partner's interest in GFB-AS Investors, LLC Other assets acquired	$—	$—	$—	$—	$—	$—	$12,641
Investment in unconsolidated ventures	—	—	—	—	—	—	(1,926)
Minority interests	—	—	—	—	—	—	(182)
Net cash paid	$—	$—	$—	$—	$—	$—	$10,533
Reclassification of property, plant and equipment to investment in unconsolidated ventures in connection with formation of Brookdale Senior Housing, LLC, net.	$—	$—	$—	$—	$—	$—	$15,229

See accompanying notes to consolidated and combined financial statements.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

1.	Organization

Brookdale Senior Living Inc. (‘‘BSL’’) was formed as a Delaware corporation on June 28, 2005. Under the Certificate of Incorporation, the Company was initially authorized to issue up to 5,000 common shares and 5,000 of preferred shares. On September 30, 2005, our Certificate of Incorporation was amended to authorize up to 200,000 common shares and 50,000 preferred shares. We provide services to the elderly through facilities located in urban and suburban areas of major markets in the United States.

On September 30, 2005, the holders of all equity shares or membership interests in Brookdale Living Communities, Inc. (‘‘BLC’’), Alterra Healthcare Corporation (‘‘Alterra’’), FIT REN LLC (‘‘FIT REN’’) and Fortress CCRC Acquisition LLC (‘‘Fortress CCRC’’) contributed their ownership interests to BSL for common shares of BSL. Simultaneously with the formation transaction, FIT II, as defined below, contributed its membership interest in FIT REN to FEBC in exchange for common shares of BSL. A summary of the common shares issued by BSL for the respective interests is as follows:

BLC		20,000
Alterra	18,000
FIT REN	11,750	29,750
Fortress CCRC		8,250
		58,000

On November 22, 2005, we consummated our initial public offering of 12,732,800 shares of common stock, par value $0.01 per share, consisting of 8,560,800 primary shares (including 1,660,800 shares pursuant to the option granted by us to the Underwriters to purchase up to an additional 1,660,800 shares of common stock to cover over-allotments) and 4,172,000 shares sold by the selling stockholders. We did not receive any proceeds from the shares sold by the selling stockholders. We received net proceeds of approximately $144.8 million, after deducting an aggregate of $16.9 million in underwriting discounts and commissions paid to the underwriters and an estimated $6.4 million in other direct expenses incurred in connection with the offering.

Prior to the merger transaction described above, Fortress Investment Group (‘‘FIG’’) controlled BLC, Alterra, FIT REN and Fortress CCRC through its ability to exercise voting, financial and investment control over each of the entities through contractual control relationships with and investment advisory agreements over the various entities that own the majority of BLC, Alterra, FIT REN and Fortress CCRC.

Ownership interests in BLC and Alterra representing all interests in the merger not controlled by FIG (‘‘Non-FIG Shareholders’’ owned approximately 10.1 million and 4.8 million shares of BLC and Alterra, respectively, collectively 14.9 million of the above shares of common stock representing 50.5% and 26.7% of BLC and Alterra, respectively, collectively 25.7% of the shares outstanding in BSL) were adjusted for financial reporting purposes to the fair value as if their ownership interests in BLC and Alterra were purchased by BSL as of September 30, 2005. This results in partial step-up to the fair value in the assets, liabilities and equity of BSL.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

The following table summarizes the step-up in basis to reflect the fair value adjustments relating to the ownership interests of the Non-FIG Shareholders.

Fair Value Adjustment
Property, plant and equipment, net	$176,013
Deferred costs	(2,004)
Investment in unconsolidated ventures	(217)
Goodwill	56,686
Total assets	$230,478
Deferred gains	$(60,262)
Deferred lease liability	(12,487)
Deferred tax liability	41,689
Total liabilities	(31,060)
Stockholders' equity	261,538
Total liabilities and stockholders' equity	$230,478

The fair value adjustment to stockholders' equity was calculated as the difference between the historical carrying value of Non-FIG shareholders in BLC and Alterra and their estimated fair value as of September 30, 2005. The fair value was based upon the total number of shares issued by BSL to the Non-FIG.

Shareholders and valued at the offering price of $19 per share and allocated to BLC and Alterra based upon the fair value of underlying assets and liabilities. Current assets, certain long-term assets, current liabilities, long-term debt and certain long-term liabilities were valued at their historical costs since fair value approximated their costs. Property, plant and equipment, deferred costs, goodwill, deferred gains and deferred lease liability were valued based upon our accounting policies with regards to these asset and liability categories. Fair value for property, plant and equipment was determined utilizing discounted cash flows derived from the operations of the facilities owned or leased within each company. The discount rates and cap rates used in the valuations are deemed by management to represent current market rates. Deferred costs, deferred gains and deferred lease liability were deemed to have no fair value since there is no future benefit or costs associated with these accounts.

Total Equity
Contribution of ownership interests	$231,645
Reclass of minority interest to equity in connection with combination	20,412
Minority step-up in basis	261,538
Equity at September 30, 2005	$513,595

In June 2005, prior to the formation of BSL, FIT II purchased 50% of the membership interests held by minority members for $50.0 million. In connection with the purchase Alterra recorded a step-up in basis of assets and liabilities related to the purchase to reflect their fair values.

The combined financial statements include the accounts of Brookdale Living Communities, Inc, (‘‘BLC’’) a wholly-owned subsidiary of Fortress Brookdale Acquisition LLC, (‘‘FBA’’) and effective December 1, 2003, Alterra Healthcare Corporation (‘‘Alterra’’ or ‘‘Successor Alterra’’), a wholly-owned subsidiary of FEBC ALT Investors, LLC (‘‘FEBC’’), effective April 5, 2005, Fortress CCRC Acquisition LLC (‘‘Fortress CCRC’’), a wholly-owned subsidiary of Fortress Investment Trust II (‘‘FIT II’’) and effective June 21, 2005, FIT REN LLC (‘‘FIT REN’’), a wholly-owned subsidiary of FIT II. All entities

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

are indirectly controlled by affiliates of FIG and as such are presented on a combined basis due to their common control. Combined financial statements are presented for all dates and periods prior to September 30, 2005, the date of the merger transaction described above. Subsequent to the transaction, the financial statements are presented on a consolidated basis.

The combined statements are presented on a combined basis due to that fact that FIG controlled each of BLC, Alterra, Fortress CCRC and FIT REN through its voting, financial and investment control over Fortress Registered Investment Trust (‘‘FRIT’’) and FIT II. FRIT owned 50.51% of FBA, which owned 100% and 90.1% of BLC as of December 31, 2004 and August 2005, respectively. FIT II owned 100% of each of Fortress CCRC, FIT REN and FIT-ALT Investor LLC (‘‘FIT-ALT’’), which owned 73.49% of FEBC, the indirect parent of Alterra, as of August 2005 (as of December 31, 2004, FIT II owned 50% of FEBC and had the right to appoint a majority of the members of the FEBC board).

FIG exercises control over FRIT and FIT II through contractual control relationships with, and investment advisory control over, each of FRIT and FIT II. FRIT and FIT II are wholly-owned subsidiaries of Fortress Investment Fund (‘‘FIF’’) and Fortress Investment Fund II (‘‘FIF II’’), respectively. Pursuant to various agreements, Fortress Fund MM LLC (‘‘Fund MM’’) and Fortress Fund MM II LLC (‘‘Fund MM II’’), as managing member of FIF and FIF II, respectively, have ‘‘the full, exclusive and absolute right, power and authority to manage and control’’ each of FIF and FIF II, ‘‘and the property, assets, affairs, and business thereof.’’ In addition, ‘‘the formulation of investment policy’’ of FIF and FIF II is ‘‘vested exclusively’’ in each of Fund MM and Fund MM II, and ‘‘any and all rights, including voting rights, pertaining to any Portfolio Investments’’ (as defined in the agreements) ‘‘may be exercised only by’’ each of Fund MM and Fund MM II. In addition, pursuant to these agreements, the control vested in each of Fund MM and Fund MM II is irrevocably delegated to FIG, which serves as the managing member of each of these funds. Finally, FIG, through its wholly-owned subsidiary, FIG Advisors LLC, further exercises control over each of FRIT and FIT II in its capacity as investment advisor of each of these funds.

As set forth in the preceding paragraphs, since FIG controls more than 50 percent of the voting ownership interest of BLC, Alterra, Fortress CCRC and FIT REN, pursuant to EITF Opinion No. 02-5 Definition of ‘‘Common Control’’ inrelation to FASB Statement No. 141, the Company is presenting combined financial statements.

A summary of the changes in total equity and minority interests from December 31, 2004 to September 30, 2005 prior to the contribution to BSL is as follows:

	Total Owners' Equity	Minority Interests	Total
Balance at December 31, 2004	$40,091	$31,363 (1)	$71,454
Dividends	(34,355)	—	(34,355)
Purchase of non-controlling interest in Alterra	50,000	(2,543)	47,457
Combination of Fortress CCRC LLC and FIT REN LLC	199,423	—	199,423
Issuance of stock in BLC	—	500	500
Vesting of restricted shares	6,399	4,747	11,146
Allocation to minority interest in connection with stock grant	(2,717)	2,717	—
Loss from continuing operations	(26,402)	(16,575)	(42,977)
Discontinued operations	(128)	483	355
Unrealized loss on derivatives	(666)	(280)	(946)
Balance at September 30, 2005 prior to contribution to BSL	$231,645	$20,412	$252,057

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

(1)	Reconciliation to December 31, 2004 combined balance sheet:

Minority interest per above	$31,363
Minority interest related to unconsolidated joint ventures	36
Minority interest at December 31, 2004	$31,399

Combined Presentation

BLC

BLC was incorporated in Delaware on September 4, 1996 and commenced operations upon completion of its initial public offering which closed on May 7, 1997. During the year ended December 2000, FBA acquired the outstanding stock of BLC in an all cash transaction and Health Partners, a Bermuda exempted partnership (‘‘Health Partners’’) agreed to contribute its convertible subordinated note originally due 2009 in exchange for stock of FBA. FBA was owned by FRIT, Health Partners, Fortress Brookdale Investment Fund LLC, and management prior to September 30, 2005. As of December 31, 2004, BLC owned or leased 49 facilities and managed or served as management consultant for 19 facilities for third party and affiliated owners.

FBA sold 100% of the common stock of the predecessor to BLC, which was also known as Brookdale Living Communities, Inc., or Old Brookdale, to Provident Senior Living Trust (‘‘Provident’’) on October 19, 2004. Prior to the sale, Old Brookdale distributed certain assets and liabilities to a newly formed subsidiary which was later renamed Brookdale Living Communities, Inc. For financial reporting purposes our operations include that of Old Brookdale prior to and BLC subsequent to the Provident transaction.

Alterra

Substantially all of the membership interests in FEBC were held by FIT-ALT, a wholly-owned subsidiary of FIT II, Emeritus Corporation (‘‘Emeritus’’), and NW Select, LLC prior to September 30, 2005. Alterra owns and operates assisted living residences. As of December 31, 2004, the Successor Alterra operated and managed 300 residences located in 21 states throughout the United States.

On November 26, 2003, a U.S. Bankruptcy Court entered an order confirming Alterra's Second Amended Plan of Reorganization. Alterra executed an Agreement and Plan of Merger (‘‘Merger Agreement’’) with FEBC, pursuant to which FEBC would acquire 100% of the common stock of the Company upon emergence from the Chapter 11 bankruptcy proceeding. Pursuant to the Merger Agreement, FEBC would pay Successor Alterra $76.0 million of merger consideration, which may be adjusted downward in certain circumstances. FEBC was capitalized with $76.0 million including (i) a $15.0 million senior loan to FEBC from an affiliate of FIT II and (ii) $61.0 million of aggregate equity contributions. FIT II provided approximately 75% of the equity investment to FEBC and is entitled to appoint a majority of the directors of Alterra. Emeritus Corporation and NW Select LLC provided the remaining equity capital to FEBC and is entitled to appoint one director.

Alterra emerged from bankruptcy on December 4, 2003 (the Effective Date).

Settlement between Alterra and the committee of unsecured creditors was finalized and approved by the Bankruptcy Court on December 29, 2004, for a total fixed distributable amount of $2.45 million. Payment of the settlement will be made when all unsecured claims are determinable and liquidated. This settlement was included in the fresh start adjustments recognized in 2004 as an increase in current liabilities and an increase in property, plant and equipment.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

On the Effective Date, Alterra adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant's Statement of Position (SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. For financial reporting purposes, Alterra adopted the provisions of fresh start accounting effective December 1, 2003. In accordance with the principles of fresh start accounting, Alterra has adjusted its assets and liabilities to their fair values as of December 1, 2003. Alterra's reorganization value was determined to be equal to the cash amount paid for all of the outstanding common stock of Alterra plus the post-emergence liabilities existing at the reorganization date. To the extent the fair value of its tangible and identifiable intangible assets net of liabilities exceeded the reorganization value, the excess was recorded as a reduction of the amounts allocated to property and equipment and leasehold intangibles.

Alterra's condensed consolidated balance sheet reflecting the application of fresh start accounting as of December 1, 2003 is summarized as follows ($ in 000's):

Assets
Current assets:
Cash and cash equivalents	$57,972
Accounts receivable, net	8,014
Assets held for sale	52,537
Prepaid expenses and supply inventory	15,446
Other current assets	8,881
Total current assets	142,850
Property and equipment, net	392,298
Other assets	17,556
Total assets	$552,704
Current liabilities:
Current installments of long-term obligations	$68,951
Current debt maturities on assets held for sale	49,214
Accounts payable	4,880
Accrued expenses	74,777
Other liabilities	12,381
Total current liabilities	210,203
Long-term obligations, less current installments	264,256
Other long-term liabilities	2,245
Total liabilities	476,704
Stockholders' equity	76,000
Total liabilities and stockholders' equity	$552,704

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

In June 2005, FIT II purchased 50% of the membership interests held by Emeritus and NW Select, LLC for $50.0 million. In connection with the purchase Alterra recorded a step-up in the basis of assets and liabilities related to the purchase to reflect their fair values. A summary of the adjustment is as follows:

Property, plant and equipment	$9,964
Operating leases	31,730
Deferred costs and other, net	(645)
Total Assets	$41,049
Deferred gains	(5,142)
Deferred lease liability	(1,266)
Purchase of minority interest	(2,543)
Total liabilities	(8,951)
Equity	50,000
Total liabilities and equity	$41,049

Fortress CCRC Portfolio

On April 5, 2005, an affiliate of FIT II, Fortress CCRC, purchased eight facilities for a combined purchase price of $210.5 million, including closing costs and including the assumption of $24.4 million, of refundable entrance fee obligations, which were allocated $199.5 million, to real estate and $11.0 million, to lease intangibles.

Prudential Portfolio

On June 21, 2005, FIT REN purchased eight facilities for an aggregate of $258.0 million, including closing costs, which was allocated as follows: $251.9 million to real estate and $6.1 million to lease intangibles. In connection with the purchase, FIT REN obtained $151.4 million of first mortgage financing. Prior to the acquisition, FIT REN entered into a $170.0 million forward swap of which $151.0 million was attributed to the eight facilities. At closing FIT REN terminated $151.0 million of the forward swap and incurred a loss of $2.4 million. The loss is included in other comprehensive loss and will be amortized as an adjustment to interest expense over the term of the hedged debt.

On July 22, 2005 FIT REN acquired a ninth facility for $27.9 million located in Santa Monica, CA. At closing, FIT REN terminated the remaining $19.0 million forward swap and incurred a loss of $0.2 million which will be included in other comprehensive income and amortized as an adjustment to interest expense over the term of the hedged debt.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated and combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’). All significant intercompany balances and transactions have been eliminated.

The accompanying unaudited consolidated and combined financial statements for the periods ended March 31, 2006 and 2005 have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

recurring accruals) considered necessary for a fair presentation have been included. All amounts included in the notes to the consolidated and combined financial statement referring to March 31, 2006 and 2005 and the periods then ended are unaudited.

For the year ended December 31, 2005, we have aggregated the consolidated financial statements of the Company for the three months ended December 31, 2005, and combined statements for the nine months ended September 30, 2005. The financial statements are presented on a combined basis, in accordance with GAAP for the years ended December 31, 2004 and 2003. For financial reporting purposes the non-controlling shareholders or members (ownership interests other than those controlled by FIG) have been presented as minority interest. Upon consummation of the formation transaction on September 30, 2005, the minority interests were consolidated as shareholders of BSL and their interest reflected at fair value in accordance with SFAS No. 141 Business Combinations.

Principles of Consolidation

In December 2003, the Financial Accounting Standards Board (‘‘FASB’’) issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (‘‘FIN 46R’’). This Interpretation addresses the consolidation by business enterprises of primary beneficiaries in variable interest entities (‘‘VIE’’) as defined in the Interpretation. A company that holds variable interests in an entity will need to consolidate the entity if its interest in the VIE is such that it will absorb a majority of the VIE's losses and/or receive a majority of expected residual returns, if they occur. We elected to adopt FIN 46R as of December 31, 2003 and accordingly, consolidated the entities as of December 31, 2003 in the accompanying financial statements.

On March 1, 2005 and December 30, 2005, we obtained legal title to four VIE's (The Meadows of Glen Ellyn, The Heritage of Raleigh, Trillium Place and The Hallmark of Creve Coeur facilities) and one VIE (the Hallmark of Battery Park City), respectively. The five VIE's were previously consolidated pursuant to FIN 46R, the legal acquisition of the facilities had minimal accounting impact.

Facilities	Total Units
(Unaudited)
The Meadows of Glen Ellyn	234
The Heritage of Raleigh	219
The Hallmark, Battery Park City	217
Trillium Place	216
The Hallmark of Creve Coeur	218
1,104

Investment in Unconsolidated Ventures

The equity method of accounting has been applied in the accompanying financial statements with respect to our investment in unconsolidated ventures that are not considered VIE's as we do not possess a controlling financial interest (note 3).

New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25,

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006. We adopted SFAS 123R in connection with the granting of our predecessors' initial stock compensation grant of restricted stock effective August 2005 (note 15).

In June 2005, the FASB issued EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (‘‘EITF 04-5’’). EITF 04-5 provides guidance in determining whether a general partner controls a limited partnership that is not a VIE and thus should consolidate the limited partnership. The effective date is June 29, 2005, for all new limited partnerships and existing limited partnerships for which the partnership agreements are modified and no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005 for all other limited partnerships. We adopted EITF 04-5 effective January 1, 2006, and as a result, consolidated the operations of three limited partnerships controlled by us. A summary of the impact on the financial position of the Company as of January 1, 2006 is presented in the Supplemental Schedule of Non-cash Operating, Investing and Financing Activities.

Use of Estimates

The preparation of the consolidated and combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosures of contingent assets and liabilities in the consolidated balance sheet and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

We consider all investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. The allowance for doubtful accounts was $3.0 million, $3.0 million, and $2.9 million as of March 31, 2006, December 31, 2005 and 2004, respectively. The adequacy of our allowance for doubtful accounts is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, as well as a review of specific accounts, and adjustments are made to the allowance as necessary.

Revenue Recognition

Resident Fee Revenue

Resident fee revenue is recorded when services are rendered and consists of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care. Residency agreements are generally for a term of 30 days to one year.

Entrance Fees

Three facilities have residency agreements which require the resident to pay an upfront fee prior to occupying the facility. Generally we have no further obligation to provide healthcare or reduce the

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

future monthly fee paid by the tenant. In two of our facilities a portion of the entrance fee is refundable and a portion non-refundable. In the third facility the entrance fee is refundable to the resident pro rata over a 67-month period.

The non-refundable portion of the entrance fee is recorded as deferred revenue and amortized over the estimated stay of the resident. The refundable portion is generally refundable upon the sale of the unit, or in certain agreements upon the resale of a comparable unit or 12 months after the resident vacates the unit. All refundable amounts due to residents are classified as current liabilities.

	Refundable Current Liabilities	Nonrefundable (Deferred Revenue)	Total
Balance at December 31, 2005	$30,693	$1,156	$31,849
Additions	1,621	448	2,069
Amortization	(5)	(78)	(83)
Refunds	(703)	—	(703)
Balance at March 31, 2006 (unaudited)	$31,606	$1,526	$33,132

	Refundable Current Liabilities	Nonrefundable (Deferred Revenue)	Total

Balance at October 1, 2005	$25,257	$682	$25,939
Additions	1,513	486	1,999
Other	4,991	—	4,991
Amortization	(3)	(12)	(15)
Refunds	(1,065)	—	(1,065)
Balance at December 31, 2005	$30,693	$1,156	$31,849

	Refundable Current Liabilities	Nonrefundable (Deferred Revenue)	Total

Beginning balance in April 2005 (assumed at closing)	$24,397	$—	$24,397
Additions	2,530	700	3,230
Amortization	—	(18)	(18)
Refunds	(1,670)	—	(1,670)
Balance at September 30, 2005	$25,257	$682	$25,939

Management Fee Revenue

Management fee revenue is recorded as services provided to the owners of the facilities. Revenues are determined by an agreed upon percentage of gross revenues (as defined).

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

Cash and Investments — Restricted

Cash and investments — restricted consist principally of deposits required by certain lenders and lessors pursuant to the applicable agreement and consist of the following:

	March 31, 2006	December 31, 2005	December 31, 2004
	(unaudited)
Current:
Real estate taxes	$16,682	$10,385	$8,281
Tenant security deposits	11,465	12,241	5,089
Replacement reserve and other	13,837	14,688	3,139
Construction loan collateral	—	—	4,019
Subtotal	41,984	37,314	20,528
Non-current:
Collateral deposit for interest rate swaps	1,106	3,966	8,004
Insurance reserves	3,929	17,633	17,918
Debt service reserves	2,530	2,500	1,537
Subtotal	7,565	24,099	27,459
Total	$49,549	$61,413	$47,987

Eight facilities located in Illinois are required to make escrow deposits under the Illinois Life Care Facility Act. As of March 31, 2006, December 31, 2005 and 2004, required deposits were $13.5 million, $13.5 million and $8.5 million, respectively, all of which were made in the form of letters of credit.

Assets Held for Sale

We record an impairment loss on facilities held for sale whenever their carrying value cannot be fully recovered through the estimated cash flows, including net sale proceeds. The amount of the impairment loss recognized is the difference between the carrying value and the estimated fair value less costs to sell. Our policy is to consider a facility to be held for sale when we have committed to a plan to sell such facility and active marketing activity has commenced or it is expected to commence in the near term. Depreciation is suspended during the period the assets are held for sale.

Income Taxes

Income taxes are accounted for under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fortress CCRC and FIT REN are limited liability companies and as such the liability for such taxes is that of the members. Accordingly, for purposes of the combined statements, no provision for Federal and state income taxes has been included for these entities.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, or if the renovations or improvements are made with

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

respect to facilities subject to an operating lease, over the shorter of the estimated useful life of the renovations or improvements, or the term of the operating lease. Facility operating expenses excludes depreciation and amortization directly attributable to the operation of the facility.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and Long-Lived Assets to Be Disposed, we will record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected hold period are less than the carrying amounts of those assets. Impairment losses will be measured as the difference between carrying value and fair value of assets.

We allocate the purchase price of facilities to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions SFAS No. 141, Business Combinations. In making estimates of the fair values of the tangible and intangible assets for purposes of allocating purchase price, we consider information obtained about each property as a result of its pre-acquisition due diligence, marketing, leasing activities and independent appraisals.

We allocate a portion of the purchase price to the value of leases acquired based on the difference between the facilities valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors management considers in its analysis include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes estimates of lost rentals during the lease-up period and estimated costs to execute similar leases. The value of in-place leases is amortized to expense over the remaining initial term of the respective leases.

Depreciation is provided on a straight-line basis over the estimated useful lives of assets, which are as follows:

Asset Category	Estimated Useful Life
Buildings and improvements	40 years
Leasehold intangibles and improvements	1 – 18 years
Furniture and equipment	3 – 7 years
Resident lease intangibles	1 – 2 years

Deferred Costs

Deferred financing and lease costs are recorded in other assets and amortized on a straight-line basis, which approximates the level yield method, over the term of the related debt or lease.

Fair Value of Financial Instruments

Cash and cash equivalents, cash and investments-restricted and variable rate debt are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate debt using a discounted cash flow analysis based upon our current borrowing rate for debt with similar maturities. As of March 31, 2006, December 31, 2005 and 2004, the fair value of fixed rate debt approximates its book value.

Derivative Financial Instruments

In the normal course of business, we use a variety of financial instruments to manage or hedge interest rate risk. We have entered into certain interest rate protection and swap agreements to effectively cap or convert floating rate debt to a fixed rate basis, as well as to hedge anticipated

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

future financing transactions. All derivative instruments are recognized as either assets or liabilities in the consolidated and combined balance sheet at fair value. The change in mark-to-market of the value of the derivative is recorded as an adjustment to income or other comprehensive income (loss) depending upon whether it has been designated and qualifies as part of a hedging relationship.

We do not enter into derivative contracts for trading or speculative purposes. Furthermore, we have a policy of only entering into contracts with major financial institutions based upon their credit rating and other factors.

Goodwill

Goodwill relates to the minority step-up in basis in connection with the formation transaction and FBA's acquisition of BLC in 2000 at December 31, 2005 and 2004, respectively. This cost is not amortized and we perform an annual impairment test in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We will record impairment losses on the goodwill acquired when events and circumstances indicate that the asset might be impaired. Impairment losses are measured as the difference between carrying value and fair value of our net assets.

As more fully described in note 11, we sold certain facilities to which we had allocated the goodwill based upon the relative fair values at the point in time that the original goodwill arose. Included in the deferred gain calculation is the write-off of $35,689 of goodwill associated with the facilities sold.

Self-Insurance Liability Accruals

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although we maintain general liability and professional liability insurance policies for our owned, leased and managed facilities under a master insurance program, our current policy provides for deductibles of $1.0 million for each and every claim. As a result, we are self-insured for most claims. In addition, we maintain a self-insured workers compensation program and a self insured employee medical program, for amounts below excess loss coverage amounts, as defined. We review the adequacy of our accruals related to these liabilities on an ongoing basis, using historical claims, actual valuations, third party administrator estimates, consultants, advice form legal counsel and industry data, and adjust accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored and estimates are updated as information is available.

Dividends

On March 14, 2006, our Board of Directors declared a quarterly cash dividend of our common stock of $0.35 per share, or an aggregate of $23.2 million for the quarter ended March 31, 2006. The $0.35 per share dividend is payable on April 14, 2006 to holders of record of our common stock on March 31, 2006. On December 15, 2005, our Board of Directors declared a quarterly cash dividend of our common stock of $0.25 per share, or an aggregate of $16.5 million for the three months ended December 31, 2005. The $0.25 per share dividend is payable on January 16, 2006 to holders of record of our common stock on December 30, 2005.

On September 30, 2005, our board of directors declared a dividend of $0.25 per share of our common stock, or an aggregate of $14.4 million, for the three months ended September 30, 2005, which we paid on October 7, 2005.

In June 2005, prior to the formation of BSL, FIT II declared and paid a $20.0 million dividend to FIG.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes net income and all other non-owner changes in shareholders' equity during a period including unrealized gains and losses on equity securities classified as available-for-sale and unrealized fair value adjustments on certain derivative instruments net of any related income tax effect. Net loss equals comprehensive loss for the years ended December 31, 2004 and 2003. Comprehensive loss for the three months ended March 31, 2006 and 2005 equals $11.4 million and $2.2 million, for the three months and year ended December 31, 2005 and nine months ended September 30, 2005 equals $22.1 million, $49.3 million and $27.2 million, respectively.

Earnings Per Share

The company computes earnings per share in accordance with SFAS No. 128, Earnings Per Share. SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted, and present per share data for all periods in which statements of operations are presented. Basic earnings per share is computed by dividing net income/(net loss) by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income/(net loss) by the weighted average number of common stock and common stock equivalents outstanding. Common stock equivalents consist of restricted stock grants issued during 2005. Common stock grants are excluded from the computation of diluted earnings per share for the period from October 1, 2005 to December 31, 2005 of their effect is anti-dilutive. The weighted average restricted stock grants excluded from the calculations of diluted net loss per share were 2.1 million for the year ended December 31, 2005.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for Brookdale Senior Living Inc. for the three months ended March 31, 2006:

Numerator:
Net loss	$(19,326)
Denominator:
Basic and diluted loss per share:
Weighted average common shares outstanding	65,007
Basic and diluted loss per share	$(0.30)

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the period from October 1, 2005 to December 31, 2005:

Numerator:
Net loss	$(24,456)
Denominator:
Basic and diluted loss per share:
Weighted average common shares outstanding	59,710
Basic and diluted loss per share	$(0.41)

We have excluded the loss per share data for the three months ended March 31, 2005 and December 31, 2005, the nine months ended September 30, 2005 and years ended December 31,

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

2004 and 2003. We believe these calculations are not meaningful to investors due to the different ownership and legal structures (e.g., corporation and limited liability companies) of the various entities prior to the combination transaction on September 30, 2005.

Advertising Costs

Advertising costs are expensed as incurred and were $1.7 million and $1.4 million for the three months ended March 31, 2006 and 2005, $1.6 million for the period from October 1, 2005 to December 31, 2005, $4.6 million for the nine months ended September 30, 2005 and $6.2 million, $6.0 million and $2.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Restructuring Charges

SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses the accounting and reporting for costs associated with restructuring costs in the financial statements. In connection with the formation, certain home office functions are being combined and we expect to incur costs of $1.3 million from January 1, 2006 through June 30, 2006. For the three months ended March 31, 2006, $0.8 million was expensed and included in general and administrative expense.

Balance at January 1, 2006	$—
Restructuring charges, net	766
Payments	(190)
Reversals	—
Balance at March 31, 2006 (unaudited)	$576

Facility Leases

We, as lessee, make a determination with respect to each of the facility leases whether they should be accounted for as operating leases or capital leases. We base our classification criteria on estimates regarding the fair value of the leased facility, minimum lease payments, our effective cost of funds, the economic life of the facility and certain other terms in the lease agreements. Facilities under operating leases are accounted for in our statement of operations as lease expense for actual rent paid plus or minus a straight-line adjustment for estimated minimum lease escalators and amortization of deferred gains in situations where sale-leaseback transactions have occurred. For facilities under capital lease and lease financing obligation arrangements, a liability is established on our balance sheet and a corresponding long-term asset is recorded. In addition, we amortize leasehold improvements purchased during the term of the lease over the shorter of their economic life or the lease term. Sale lease back transactions are recorded as lease financing obligations when the transactions include a form of continuing involvement, such as purchase options.

All of our leases contain fixed or formula based rent escalators. To the extent that the escalator increases are tied to a fixed index or rate, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, we recognize all rent-free or rent holiday periods in operating leases on a straight-line basis over the leased term, including the rent holiday period.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

A summary of facility lease expense and the impact of straight-line adjustment and amortization of deferred gains are as follows:

	Three Months Ended March 31,		For the Period from October 1, 2005 to December 31, 2005	For the Period from January 1, 2005 to September 30, 2005	For the Years Ended December 31,
	2006	2005			2005	2004	2003
	(unaudited)
Cash basis payment	$41,562	$42,704	$43,744	$129,781	$173,525	$97,669	$30,181
Straight-line expense	5,259	6,094	5,895	17,857	23,752	4,588	1,102
Amortization of deferred gain	(1,087)	(2,296)	(1,152)	(6,786)	(7,938)	(2,260)	(539)
Facility lease expense	$45,734	$46,502	$48,487	$140,852	$189,339	$99,997	$30,744

Sale Leaseback

Sale leaseback accounting is applied to transactions in which a residence is sold and leased back from the buyer. Under sale leaseback accounting, we remove the property and related liabilities from the balance sheet. Gain on the sale is deferred and recognized as a reduction of rent expense for operating leases and a reduction of amortization expense for capital leases.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on our consolidated financial position or results of operations.

3.	Investment in Unconsolidated Ventures

GFB-AS Investors, LLC

On January 30, 2001, BLC acquired a 45% interest in GFB-AS Investors, LLC (‘‘GFB’’), a Delaware limited liability company, and GFB, in turn, acquired management contract rights, loans receivable, and the equity interests in the general partners of various partnerships (the ‘‘GC Property Partnerships’’) previously owned or controlled by affiliates of Grand Court Lifestyles, Inc. Each GC Property Partnership owns a senior housing facility (the ‘‘GC Facilities’’).

The total initial investment in GFB was $12.8 million, of which our share was $5.7 million. On September 7, 2002, GFB purchased a portion of the limited partners' interests in 15 of the GC Property Partnerships. The members contributed an additional $2.6 million to fund these purchases of which the Company's share was $1.1 million. Our investment in GFB was funded from the proceeds of a loan made by our majority shareholder which bore interest at 15% per annum. We accounted for GFB's limited partner interests in the GC Property Partnerships under the equity method of accounting.

On May 29, 2003, we purchased the remaining 55% interest in GFB for $10.5 million, all of which was funded by additional loans made by the shareholders of FBA. The existing loan to the majority shareholder was amended and restated in connection with the transaction and a restatement fee (as defined) of $0.9 million incurred and included in interest expense in the accompanying consolidated statement of operations.

We incurred interest totaling $1.1 million and $3.4 million on the shareholder loans for the years ended December 31, 2004 and 2003, respectively.

For financial reporting purposes, the assets acquired and liabilities assumed, as well as the results of operations of GFB subsequent to May 29, 2003, are included in our consolidated financial

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

statements. We accounted for our investment in GFB under the equity method prior to that date due to lack of control. The portion of the purchase price allocated to GFB's assets is included in other long-term assets in the accompanying combined balance sheets.

As of December 31, 2005, 2004 and 2003, we have management consulting and supervisory agreements with 3, 3 and 19 GC Facilities, respectively, providing for a fee payable in the amount of 2.8% of the gross revenues. Fees from the GC Facilities totaled $0.1 million and $0.4 million for the three months and year ended December 31, 2005, $0.3 million for the nine months ended September 30, 2005 and $0.8 million and $2.4 million for the years ended December 31, 2004 and 2003, respectively.

During the three months ended March 31, 2004, 14 GC Property Partnerships in which GFB had general and limited partnership interests, sold the facilities to Ventas, Inc. (note 9). Upon the sale of the 14 GC Facilities and one additional GC Facility, we received approximately $9.2 million from our investment in loans receivable and $4.0 million from our general and limited partnership interests. We did not recognize any gain or loss related to these transactions.

Brookdale Senior Housing, LLC

On November 27, 2002, we purchased The Heritage at Gaines Ranch, a 208-unit facility located in Austin, Texas (‘‘Austin’’), The Heritage of Southfield, a 217-unit facility located in Southfield, Michigan (‘‘Southfield’’), and The Devonshire of Mt. Lebanon, a 218-unit facility located in Mt. Lebanon (Pittsburgh), Pennsylvania (‘‘Mt. Lebanon’’) which were developed and managed for third party owners. The total purchase price included cash of $41 plus the assumption of all liabilities, including $76.1 million of first mortgage loans and $13.4 million of mezzanine financing.

The first mortgage notes payable totaling $76.1 million were originally due September 26, 2002 and March 11, 2003. The mortgage loans were cross-collateralized and partially guaranteed by BLC. Upon the non-payment of the mortgage loans due September 26, 2002, the first mortgage lender declared an event of default and accelerated the due date on the remaining loan.

We reached an agreement with the first mortgage lender on August 8, 2003 to restructure the first mortgage loans which gave us the right to payoff the first mortgage loans at an agreed upon amount on or before December 31, 2003. For the period November 1, 2002, through August 8, 2003 the lender retained all rental receipts and we paid certain of the facilities operating expenses. The agreement also provided, among other things, for the first mortgage lender to forbear with respect to the acceleration notices and interest to accrue on the loan balances at the stated rate of LIBOR plus 3%. The mezzanine loans related to the Austin and Southfield facilities also matured on September 26, 2002 and we reached an agreement with the subordinated lender to forbear on all claims until February 1, 2004.

On September 30, 2003, we formed the Brookdale Senior Housing, LLC joint venture (‘‘Venture’’) with a third party (‘‘Venture Partner’’) and effectively sold 75% of our interest in the Southfield and Mt. Lebanon facilities. The Venture owns the Southfield and Mt. Lebanon facilities and provided mezzanine financing for the Austin facility. The Venture was capitalized with $66.3 million of cash of which $144 was contributed by us and the balance of $66.2 million from the Venture Partner in the form of $35.8 million of equity and $30.3 million first mortgage financing. The first mortgage loans are secured by the Southfield and Mt. Lebanon facilities payable interest only at the rate of 6.75% through September 30, 2008 and 7.25% through maturity on October 1, 2009. The difference between the carrying amount of this investment and the value of the underlying equity is amortized as an adjustment to earnings from unconsolidated joint ventures.

The Venture made a $12.7 million mezzanine loan to the Austin facility payable interest at the rate of all available cash flow, as defined, and entitled the Venture to receive all appreciation in the

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

facility. In addition, the Venture Partner made a first mortgage loan of $16.4 million secured by the Austin facility and on the same terms as the Southfield and Mt. Lebanon first mortgage loans.

The Venture agreement provides that all operating cash flow is distributed to the Venture Partner until they receive a 16% cumulative preferred return and then 60% to the Venture Partner and 40% to us. Sale or refinancing proceeds are to be distributed first to the Venture Partner until they receive their cumulative preferred return; second to the venture partner until they receive the return of their contributed equity; and then 60% to the Venture Partner and 40% to us. Additional capital contributions, if any, are to be contributed 75% by the Venture Partner and 25% by us.

In connection with the sale of its interest in the Southfield and Mt. Lebanon facilities to the Venture, we received net proceeds of $51.6 million, which resulted in a loss on the sale of $24.5 million. The Company used the proceeds to repay the existing first mortgage and mezzanine loans on the Southfield, Mt. Lebanon and Austin facilities and recognized a gain on extinguishment of debt of $12.5 million, net of closing costs.

We manage the facilities for a fee equal to 5% of gross revenues. Under certain limited circumstances the venture partner has the right to terminate the management agreement.

Combined summarized financial information of the unconsolidated joint ventures accounted for using the equity method are as follows:

	For the Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Statement of Operations Data:
Total revenue	$2,923	$2,781	$11,179	$10,701	$3,977
Expenses:
Facility operating	2,292	2,200	8,897	8,162	2,047
Depreciation and amortization	411	405	1,629	2,216	690
Interest expense	505	505	2,049	2,049	522
Interest income	(430)	(551)	(2,035)	(1,602)	(423)
Other expense	—	—	—	81	168
Total expense	2,778	2,559	10,540	10,906	3,004
Net income (loss)	$145	$222	$639	$(205)	$973

	March 31,	December 31,
	2006	2005	2004
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$775	$444	$1,017
Mezzanine loan receivable	12,739	12,739	12,739
Property, plant and equipment, net	48,871	49,245	50,777
Other	1,213	1,455	1,131
Total assets	$63,598	$63,883	$65,664
Accounts payable and accrued expenses	$1,746	$1,555	$1,631
Long-term debt	30,355	30,355	30,355
Members' equity	31,497	31,973	33,678
Total liabilities and members' equity	$63,598	$63,883	$65,664

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

	March 31,	December 31,
	2006	2005	2004
	(unaudited)
Members' equity consists of:
Invested capital	$35,973	$35,973	$35,973
Cumulative net income (loss)	545	400	(239)
Cumulative distributions	(5,021)	(4,400)	(2,056)
Members' equity	$31,497	$31,973	$33,678

4.	Property, Plant and Equipment

Property, plant and equipment consist of the following as of:

	March 31, 2006	December 31,
		2005	2004
	(unaudited)
Land	$155,578	$133,280	$44,062
Buildings and improvements	1,298,199	1,212,986	463,490
Furniture and equipment	91,222	71,155	40,083
Resident and operating lease intangibles	170,240	62,166	9,658
	1,715,239	1,479,587	557,293
Accumulated depreciation and amortization	(104,688)	(70,855)	(33,674)
Property, plant and equipment, net	$1,610,551	$1,408,732	$523,619

5.	Assets Sold or Held for Sale

For the nine months ended September 30, 2005 and year ending December 31, 2004, five and thirteen facilities were sold or disposed, none and two land parcels were sold and approximately $0.8 million and $6.7 million in debt was repaid, respectively. As of December 31, 2005, we have no assets held for sale. We have presented separately as discontinued operations in all periods, the results of operations for all consolidated assets disposed of or held for sale.

The following table represents operating information included in the loss on discontinued operations in the consolidated statements of operations are as follows:

	For the Period from January 1, 2005 to September 30, 2005	For the Years Ended December 31,
		2005	2004	2003
Revenues	$4,676	$4,676	$15,265	$2,669
Operating expenses	5,642	5,642	16,533	3,059
Operating loss	(966)	(966)	(1,268)	(390)
Loss on debt extinguishment	—	—	—	(580)
Gain (loss) on sale or disposal of residences	1,321	1,321	65	(102)
Benefit for income taxes	—	—	481	429
Income (loss) on discontinued operations before minority interest	355	355	(722)	(643)
Minority interest	(483)	(483)	361	321
Loss on discontinued operations	$(128)	$(128)	$(361)	$(322)

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

6.	Other Assets

Other assets are comprised of deferred financing costs, net, employee loan receivable (note 13), and other.

7.	Debt

Line of Credit Agreement

On February 10, 2006, we entered into a $330.0 million credit agreement, consisting of a $250.0 million term loan available for acquisitions, $20.0 million revolving loan, and a $60.0 million letters of credit commitment. Concurrent with the new credit agreement we terminated our existing line of credit. The credit agreement bears interest at either prime plus 0.50% or LIBOR plus 1.50%, at our election, and matures on February 10, 2007, subject to extension at our option for six months. In connection with the revolving loan we paid a commitment fee of 0.50% and are subject to a non-use fee on the term loan of 0.125% of the average daily amount of undrawn funds so long as we draw less than $150.0 million, 0.25% if we draw $150.0 million or more.

As of March 31, 2006, $87.0 million was drawn on the term loan to fund a portion of the purchase price for several of our acquisitions and $56.0 of letters of credit have been issued. Through May 10, 2006, we have drawn an additional $65.0 million and $15.0 million on the term loan and revolving loan, respectively.

As of December 31, 2005 and 2004, we had an available unsecured line of credit of $23.5 million and $18.6 million ($13.5 million and $8.6 million is only available for certain letters of credit), and there were no borrowings outstanding. Borrowings under the line of credit accrue interest at the prime rate plus 1.00% (prime rate 7.25% and 5.25% at December 31, 2005 and 2004). We pay a quarterly fee of 1/8% per annum on the unused amounts under the lines of credit. Pursuant to the terms of the credit agreement, we must maintain certain debt service coverage ratios. The line of credit was terminated on February 10, 2006 (note 17).

As of December 31, 2005 and 2004, we had additional outstanding letters of credit totaling $6.6 million and $3.3 million with other financial institutions to secure our obligations under self-insured retention risks and required lease deposits. The total amount of letters of credit outstanding as of December 31, 2005 and 2004 were $31.0 million and $15.7 million.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

Long-term Debt, Capital Leases and Financing Obligations

Long-term debt, capital leases and financing obligations consist of the following:

		December 31,
	March 31, 2006	2005	2004
	(Unaudited)
Mortgage notes payable due 2008 through 2012 weighted average interest at rates of 6.5% (weighted average interest rate 5.55% in 2005 and 6.42% in 2004)	$196,935	$70,422	$24,578
Mortgages payable, due from 2005 through 2037; weighted average interest rate of 9.12% (weighted average interest rate of 9.12% in 2005 and 6.46% in 2004)	74,588	74,704	75,903
$150,000 Series A and $32,000 Series B (repaid from initial public offering proceeds in November 2005) notes payable, secured by development properties, bearing interest at LIBOR plus 3.05% and 5.60%, respectively (weighted average rate 3.50%), payable in monthly installments of interest only, with an initial maturity date of April 1, 2008 and 50% guaranteed by BLC(a)	150,000	150,000	—
Construction and mezzanine loans payable secured by development properties consolidated pursuant to FIN 46R bearing interest at rates ranging from LIBOR plus 2.30% to LIBOR plus 3.50% (floor of 5.50%) and 15.65%-19.50%, respectively, payable in monthly installments and $153,567 guaranteed by BLC (b)	—	—	179,248
Mortgages payable due 2012, weighted average interest rate of 5.38%, payable interest only through June 2010 and payable in monthly installments of principal and interest through maturity in June 2012 secured by the FIT REN portfolio	171,000	171,000	—
Mortgages payable due 2010, bearing interest of LIBOR plus 3%, payable in monthly installments of interest only until April 2009 and payable in monthly installments of principal and interest through maturity in April 2010, secured by the Fortress CCRC portfolio	105,756	105,756	—
Variable rate tax-exempt bonds credit-enhanced by Fannie Mae, due 2032 secured by the Chambrel portfolio, payable interest only until maturity plus required deposits to sinking fund	100,841	100,841	—
Capital and financing lease obligation payable through 2020; weighted average interest rate of 11.83% (weighted average interest rate of 11.83% in 2005 and 11.48% in 2004)	66,284	66,284	66,284
Mezzanine loan payable to Brookdale Senior Housing, LLC joint venture with respect to The Heritage at Gaines Ranch facility, payable to the extent of all available cash flow (as defined)	12,739	12,739	12,739
Serial and term revenue bonds maturing serially from 2003 through 2013; interest rate of 7.36% in 2004 (repaid January 2006)	—	2,555	2,865
Notes payable to former joint venture partners bearing interest rates at 9.0%.	—	—	9,420
Mortgage notes payable due 2006-2010, weighted average interest rates of 7.9%, secured by the limited partnerships consolidated pursuant to EITF 04-5 ($10,745 payable currently)	19,697	—	—
Total debt	897,840	754,301	371,037
Less current portion	10,766	132	3,888
Total long-term debt	$887,074	$754,169	$367,149

(a)	The notes can be extended to two one-year terms based on meeting certain covenants.

(b)	Includes first mortgage and mezzanine loan payable to an affiliate of FIG with a balance, including accrued long-term interest, of $51,238 and $14,458, respectively, at December 31, 2004 originally due December 31, 2005. The first mortgage loan was guaranteed by BLC and bore interest at LIBOR plus 2.70% payable interest only monthly and net cash flow (as defined). The mezzanine loan accrued interest at 19.5% payable at maturity. In connection with the Provident transaction BLC posted $4,000 in an interest bearing account as collateral for one construction loan maturing March 2005. Upon completion of the refinancing the collateral was released.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

(c)	Certain of our debt agreements require us to maintain financial ratios, including debt service coverage and occupancy ratios and are guaranteed by us.

The annual aggregate scheduled maturities of long-term debt obligations outstanding as of December 31, 2005 are as follows:

Year Ending December 31,	Amount
2006	$132
2007	71,233
2008	150,025
2009	17,851
2010	129,997
Thereafter	385,063
$754,301

Substantially all the property, plant and equipment has been pledged as collateral for the outstanding debt, capital lease and financing obligations.

8.	Derivative Financial Instruments

We recorded $37.3 million of interest rate swaps and $97.3 million of forward-starting interest rate swaps when we consolidated the developmental facilities in accordance with FIN 46R on December 31, 2003. Upon consolidation, we recorded a cumulative effect of a change in accounting principle resulting in a loss of $13.2 million, net of income taxes, which was the fair value of the swaps on the date of consolidation. Subsequent changes in the fair market of these derivative instruments are recorded in the statement of operations.

Interest Rate Swaps

The interest rate swap agreement that converts $37.3 million of our floating-rate construction debt to a fixed-rate basis of 5.19% through maturity on April 1, 2005. The market value of the fair value hedge at December 31, 2004 was a liability of $.2 million, which is included in other current liabilities.

Forward Interest Rate Swaps

We had four 10-year forward interest rate swaps to fix $97.3 million of forward interest rate swaps at 7.03%-7.325% with a maturity date of August 2012 to March 2013. In May 2004, the Company extended the termination dates to June 2006. The terms of the forward interest rate swaps required the Company to pay a fixed-interest rate to the counterparties and to receive a variable rate from the counterparties. The fair value of the forward interest rate swaps at December 31, 2004 was a liability of $17.9 million. Included in cash and investments-restricted at December 31, 2004 is a deposit of $8.0 million to collateralize our swap obligations.

On March 30, 2005, we terminated the $97.3 million forward interest rate swaps and incurred a termination payment of $15.8 million, including accrued interest of $1.7 million, which was funded in part by a $10.0 million unsecured loan bearing interest payable monthly at prime plus 1% and principal payable in quarterly installments of $.5 million commencing July 1, 2005 and maturing March 31, 2007. The loan was repaid in November 2005 from initial public offering proceeds.

Interest Rate Swaps

In March 2005, we entered into interest rate swaps with a notional amount of $182.0 million to hedge floating rate debt where we pay an average fixed rate of 4.64% and receive 30-day LIBOR

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

from the counterparty. The interest rate swaps are comprised of a $145.0 million notional amount for seven years and a $37.0 million notional amount for three years. In connection with the swaps, we posted approximately $2.3 million as cash collateral, which was released March 10, 2006, with the counterparty and are required to post additional cash collateral based on changes in the fair value of the swaps. The swaps are recorded as cash flow hedges.

On March 28, 2005, we entered into a seven-year $70.0 million interest rate swap with Merrill Lynch Capital Services, Inc., to hedge Alterra's $72.2 million floating rate debt, pursuant to which we pay a fixed rate of 4.70% and receive 30-day LIBOR. The interest rate swap is treated as a cash flow hedge.

In March 2005, in connection with the proposed acquisition of the Prudential Portfolio, we entered into a $170.0 million five-year forward interest rate swap to hedge the anticipated floating-rate debt under which we paid 4.6375% and received 30-day LIBOR from the counterparty. In connection with the acquisition of eight facilities in June 2005 and one facility in July 2005, we obtained fixed-rate debt and terminated $151.0 million and $19.0 million of the forward interest rate swap and paid $2.4 million and $0.2 million, respectively. The termination of the swap is recorded as a component of other comprehensive loss and amortized as additional interest expense over the term of the debt.

In December 2004, in connection with the acquisition of the Fortress CCRC Portfolio, we entered into a $120.0 million three-year forward interest rate swap to hedge floating-rate debt where we pay 3.615% and receive 30-day LIBOR from the counterparty. In connection with the acquisition, we obtained $105.8 million of first mortgage debt. Accordingly, $105.8 million of the interest rate swap is treated as a cash flow hedge with fair value adjustments recorded as a component of other comprehensive income in the combined balance sheet and $12.2 million is marked to market and recorded as an adjustment to earnings.

In connection with the purchase of the Chambrel Portfolio (note 16) we assumed interest rate caps with an aggregate notional amount of $100.8 million, a strike price of 6.0% and a maturity date of November/December 2007.

The fair value of the outstanding swaps are included in other current assets and other current liabilities with the corresponding fair value included as a separate component of stockholders' equity.

For the three months and year ended December 31, 2005, nine months ended September 30, 2005 and for the year ended December 31, 2004 an adjustment to interest expense was recorded for $(0.1) million, $3.9 million, $4.0 million and $3.2 million, respectively, the majority of which resulted from the change in the fair value of interest rate and forward starting interest rate swaps not previously designated as hedging instruments.

At December 31, 2005, we have interest rate swaps outstanding with an aggregate notional amount of $370.0 million and a fair value of $4.0 million.

Interest Rate Caps

We had interest rate caps with notional amounts of approximately $62.3 million and approximately $15.0 million and strike prices of 6.35% and 6.58% that expired at June 1, 2009 and December 1, 2004, respectively. The interest rate caps were assigned to Provident in October 2004. Pursuant to the terms of our lease with Provident, the floating rate adjustment we are required to pay is limited to the rate under the assumed interest rate caps.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

9.	Accrued Expenses

Accrued expenses comprise of the following:

	March 31, 2006	December 31,
		2005	2004
	(unaudited)
Accrued salaries and wages	$6,886	$14,350	$13,521
Accrued interest	4,410	4,078	3,622
Accrued insurance reserves	15,311	12,877	15,795
Accrued real estate taxes	14,969	12,088	11,877
Accrued income taxes	681	314	2,173
Accrued vacation	7,564	6,169	5,406
Accrued professional fees	2,665	3,045	2,936
Accrued lease payable	7,358	7,202	6,614
Other	25,730	25,269	15,389
Total	$85,574	$85,392	$77,333

10.	Income Taxes

The (provision) benefit for income taxes is comprised of the following:

	For the Three Months Ended March 31,		For the Period from October 1, 2005 to December 31, 2005	For the Period from January 1, 2005 to September 30, 2005	For the Years Ended December 31,
	2006	2005			2005	2004	2003
Federal:	(unaudited)
Current	$(191)	$—	$—	$540	$540	$(5,032)	$—
Deferred	—	—	—	—	—	(2,895)	340
	(191)	—	—	540	540	(7,927)	340
State:
Current	(195)	(120)	(150)	(293)	(443)	(2,368)	(127)
Deferred	—	—	—	—	—	(335)	77
	(195)	(120)	(150)	(293)	(443)	(2,703)	(50)
Total	$(386)	$(120)	$(150)	$247	$97	$(10,630)	$290

A reconciliation of the (provision) benefit for income taxes to the amount computed at the U.S. Federal statutory rate of 35% is as follows:

	For the Three Months Ended March 31,		For the Period from October 1, 2005 to December 31, 2005	For the Period from January 1, 2005 to September 30, 2005	For the Years Ended December 31
	2006	2005			2005	2004	2003
	(unaudited)
Tax (provision) benefit at U.S. Statutory Rate	$6,588	$1,494	$8,507	$15,079	$23,586	$3,721	$1,241
Variable interest entities (VIE's)	52	(1,337)	(244)	(2,210)	(2,454)	(10,342)	—
Valuation allowance	(7,560)	(197)	(8,728)	(10,299)	(19,027)	(3,491)	—
State taxes, net of federal income tax	490	(113)	632	1,120	1,752	(1,444)	73
Other, net	44	33	(317)	(3,443)	(3,760)	926	(1,024)
Total	$(386)	$(120)	$(150)	$247	$97	$(10,630)	$290

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

As discussed in note 2, we adopted FIN 46R as of December 31, 2003 and consolidated the VIE's for financial reporting purposes. For Federal and state income tax purposes, we were not historically the legal owner of the entities and were not entitled to receive tax benefits generated from the losses associated with these VIE's. The Company did obtain legal title to four of the facilities on March 1, 2005 and the remaining facility on December 30, 2005.

Significant components of our deferred tax assets and liabilities at December 31, are as follows:

	2005	2004
Deferred income tax assets:
Operating loss carryforwards	$50,104	$34,106
Prepaid revenue	1,346	1,171
Accrued expenses	18,184	10,650
Property, plant and equipment	—	13,829
Fair value of swaps (a cumulative effect of a change in accounting principle in 2003, note 8)	2,288	6,833
Deferred gain on sale leaseback	18,231	41,186
Other	9,615	2,332
Total gross deferred income tax asset	99,768	110,107
Valuation allowance	(47,511)	(89,282)
Net deferred income tax assets	52,257	20,825
Deferred income tax liabilities:
Property, plant and equipment	(86,090)	(12,352)
Investment in Brookdale Senior Housing, LLC	(5,353)	(5,402)
Other	(2,503)	(3,071)
Total gross deferred income tax liability	(93,946)	(20,825)
Net deferred income tax liability	$(41,689)	$—

As described in note 1, BSL was formed by the exchange of common shares or membership interests in entities controlled by FIG. In connection with the transaction the assets and liabilities of the Non-FIG Shareholders were recorded at their respective fair values for financial reporting purposes. The assets and liabilities were recorded at carryover basis for Federal income tax purposes. The difference between the basis recorded for financial reporting purposes and the basis recorded for Federal income tax purposes is reflected as a deferred tax liability. As a result of the transaction, we have determined that it is more likely than not that we will recognize certain deferred tax assets and have adjusted our valuation allowance to $38.7 million at September 30, 2005. In accordance with SFAS No. 109, the reduction in the allowance was reflected in the fair value adjustments described in note 1. During the fourth quarter 2005, the deferred tax assets increased $8.7 million and the valuation allowance was increased for the same amount. The valuation allowance is $47.5 million at December 31, 2005.

As of December 31, 2005, BSL had operating net operating loss carryforwards of approximately $128.5 million, which are available to offset future taxable income, if any, through 2025. The formation of BSL constituted an ownership change under Section 382 of the Internal Revenue Code, as amended. As a result, BSL's ability to utilize the net operating loss carryforward to offset future taxable income is subject to certain limitations and restrictions.

At December 31, 2004, BLC has net operating loss carryforwards for Federal and state income tax purposes of approximately $13,611 and $19,331, respectively, which are available to offset future taxable income, if any, through 2024. We have recorded a valuation allowance due to uncertainties regarding our ability to utilize these losses in the future.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

As described in note 11, in 2004 we sold the stock of BLC to Provident who assumed BLC's income tax positions resulting in a non-taxable gain for income tax purposes. For financial reporting purposes we recorded a deferred tax asset of $41.2 million from the gain. Included in the deferred gain on sale leaseback is a net deferred tax liability of $51.7 million assumed by Provident comprised primarily of deferred tax liabilities related to the stock sale, net of operating loss carryforwards and related valuation allowance.

In connection with fresh start accounting, Alterra's assets and liabilities were recorded at their respective fair market values. Deferred tax assets and liabilities were recognized for the tax effects of the difference between the fair values and the tax bases of Alterra's assets and liabilities. In addition, deferred tax assets were recognized for the future use of net operating losses. The valuation allowance established to reduce deferred tax assets as of December 31, 2004 was $28.4 million. The reduction in this valuation allowance relating to net deferred tax items existing at the Effective Date will increase additional paid in capital. At December 31, 2004, Alterra increased additional paid-in capital by $4.8 million as a result of a reduction in valuation allowance related to net deferred tax assets not benefited under fresh-start accounting, but realized in the year ended December 31, 2004. During 2005, Alterra reduced additional paid-in capital by $0.9 million due to a reversal of the valuation allowance, related to net deferred tax asset.

The reorganization of Alterra constituted an ownership change under section 382 of the Internal Revenue Code. The use of any of its net operating losses generated prior to the ownership change that are not reduced pursuant to the provisions discussed above will be subject to an overall annual limitation of approximately $3.6 million. Further utilization of net operating losses can be achieved by increasing the net operating loss limitation (under section 382) for recognized built-in gains. During 2004, Alterra increased the section 382 limitation by $63.3 million as a result of recognizing built-in gains.

Alterra has approximately $71.3 million of net operating losses subject to the section 382 limitation and $6.2 million of regular net operating loss carryforwards at December 31, 2004. Any unused net operating loss carryforwards will expire commencing in years 2021 through 2023.

11.	Facility Operating Leases

We have entered into sale leaseback and lease agreements with certain real estate investment trusts (REITs). Under these agreements we either sell facilities to the REIT or enter into a long-term lease agreement for such facilities. The lease terms vary from 10 to 20 years and include renewal options ranging from 5 to 30 years. We are responsible for all operating costs, including repairs, property taxes and insurance. The substantial majority of our lease arrangements are structured as master leases. Under a master lease, we lease numerous facilities through an indivisible lease. We typically guarantee our performance and the lease payments under the master lease and are subject to net worth, minimum capital expenditure requirements per facility per annum and minimum lease coverage ratios. Failure to comply with these covenants could result in an event of default.

Ventas Portfolio

During the first quarter of 2004, the limited partnerships that owned 14 GC Facilities (1,994 units), in which GFB had general and limited partnership interests, sold the facilities to Ventas, Inc. (‘‘Ventas’’) and we entered into an operating lease agreement to lease the facilities from Ventas for an initial aggregate annual lease rate of $10,598 (the ‘‘Ventas Lease’’). The Ventas Lease has an initial term of 15 years with our right to extend for up to two 10-year periods and is guaranteed by BLC. We also have the right to purchase the facilities in year 15 at the greater of the fair market value or a stated minimum purchase price.

On May 13, 2004, we amended the operating lease agreement with Ventas to include a 221-unit facility with an initial annual lease rate of $3.5 million except that we do not have a purchase option.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

On October 19, 2004, the Ventas Lease was amended to provide for: (i) annual escalations of the greater of 2.0% (increased from 1.5%) or 75% of the CPI increase and, (ii) a purchase option in year 15 (from year 10) of the lease.

In May 2005, the Ventas Lease was amended to provide for a security deposit of $7.2 million (increased from $1.2 million) which is in the form of letters of credit.

Provident Portfolio

On October 19, 2004, FBA sold the stock of BLC to Provident Senior Living Trust (‘‘Provident’’). On June 7, 2005, Ventas acquired Provident. Prior to the sale, BLC distributed all the assets and liabilities, except for the real estate of 21 owned facilities (4,474 units/beds) and related property debt, certain other mezzanine loans and the unsecured line of credit, to a new entity representing the continuing BLC entity. In connection with the stock sale, Provident assumed BLC's income tax positions.

In October and December 2004, Alterra sold 38 (1,732 units/beds) and nine facilities (613 units/beds), respectively, to Provident.

The aggregate sales price was $982.8 million including transaction costs, assumed debt and other liabilities. Simultaneously with the closing, we entered into an operating lease agreements to lease back the facilities, resulting in the gain on the sale of $130.8 million being deferred and amortized over the initial lease term. In addition, we recognized a gain of $1.1 million on the assumption of the mezzanine loans. A summary of the deferred gain is as follows:

Sales price	$982,798
Net carrying value	(856,339)
Transaction costs	(11,663)
Goodwill write-off	(35,689)
Net deferred tax liability assumed by Provident (note 10)	51,669
Deferred gain	$130,776

Proceeds from the sale were distributed as follows:
Sales price	$982,798
Assumption of debt and accrued interest	(461,248)
Assumption of mezzanine loans and unsecured line of credit	(114,202)
Transaction costs, net	(10,494)
Lease security deposit	(20,000)
Dividend to shareholders	(254,577)
Net working capital retained	$122,277

BLC's operating lease has an initial term ending on December 31, 2019, with our right to extend for up to two 10-year periods and is guaranteed by BLC. The lease rate can be adjusted for changes in interest rates on variable rate mortgages assumed by the lessor and increases annually starting on January 1, 2006 by the lesser of 3% or four times the percentage increase in CPI.

Alterra's operating lease has an initial term ending on October 31, 2019 with our right to extend for two five-year periods and is guaranteed by Alterra. The lease increases annually by the lesser of 2.5% or four times the percentage increase in CPI.

In connection with the transaction, FBA made a $20.0 million lease security deposit in an interest bearing account at the time of closing and Alterra has agreed to deposit 50% of excess cash flow

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

until the security deposit is $10.0 million. The lease deposits will be released upon achieving coverage ratios, as defined. We agreed to spend a minimum of $400 and $450 per unit per year on capital improvements on the Alterra facilities and the BLC facilities, respectively, of which Provident will reduce BLC's security deposit by that same amount up to $600 per unit or $2.7 million per year.

12.	Commitments and Contingencies

We have two operating lease agreements for 30,314 and 59,800 square feet of office space that extends through 2010 and 2009, respectively. The leases require the payment of base rent which escalates annually, plus operating expenses (as defined). We incurred rent expense of $1.6 million, $2.4 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively, under the office leases.

The aggregate amounts of all future minimum operating lease payments, including facilities and office leases, as of December 31, 2005, are as follows:

Year Ending December 31,	Capital/ Financing Leases	Operating Leases	Total
2006	$7,944	$162,129	$170,073
2007	7,944	165,183	173,127
2008	7,944	167,543	175,487
2009	7,944	170,455	178,399
2010	7,944	173,702	181,646
Thereafter	59,947	1,669,504	1,729,451
Total minimum lease payments	99,667	2,508,516	2,608,183
Less amount representing interest (11.83%)	(33,383)	—	(33,383)
	$66,284	$2,508,516	$2,574,800

We have employment agreements with certain officers of the Company that grant these employees the right to receive their base salary and continuation of certain benefits, for a defined period of time, in the event of certain terminations of the officers' employment, as described in those agreements.

Litigation

In connection with the sale of certain facilities to Ventas Realty Limited Partnership (‘‘Ventas’’) in 2004, two legal actions have been filed. The first action was filed on September 15, 2005 by current and former limited partners in 36 investing partnerships in the United States District Court for the Eastern District of New York captioned David T. Atkins et. al. v. Apollo Real Estate Advisors, L.P., et al (the ‘‘Action’’). On March 17, 2006, a third amended complaint was filed in the Action. The third amended complaint is brought on behalf of current and former limited partners in 14 investing partnerships. It names as defendants, among others, the Company, BLC, GFB-AS Investors, LLC (‘‘GFB-AS’’), a subsidiary of BLC, the general partners of the 14 investing partnerships, which are alleged to be subsidiaries of GFB-AS, Fortress Investment Group LLC, an affiliate of our largest stockholder, and our Chief Financial Officer. The nine count third amended complaint alleges, among other things, (i) that the defendants converted for their own use the property of the limited partners of 11 partnerships, including through the failure to obtain consents the plaintiffs contend were required for the sale of facilities indirectly owned by those partnerships to Ventas; (ii) that the defendants fraudulently persuaded the limited partners of three partnerships to give up a valuable property right based upon incomplete, false and misleading statements in connection with certain consent solicitations; (iii) that the defendants committed mail fraud in connection with the sale of facilities

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

indirectly owned by the 14 partnerships at issue in the Action to Ventas; (iv) that the defendants committed wire fraud in connection with certain communications with plaintiffs in the Action and another investor in a limited partnership; (v) that the defendants, with the exception of the Company, committed substantive violations of the Racketeer Influenced and Corrupt Organizations Act (‘‘RICO’’); (vi) that the defendants conspired to violate RICO; (vii) that GFB-AS and the general partners violated the partnership agreements of the 14 investing partnerships; (viii) that GFB-AS, the general partners, and our Chief Financial Officer breached fiduciary duties to the plaintiffs; and (vii) that the defendants were unjustly enriched. The plaintiffs have asked for damages in excess of $100.0 million on each of the counts described above, including treble damages for the RICO claims. We have filed a motion to dismiss the claims and intend to continue to vigorously defend this Action. A putative class action lawsuit was also filed on March 22, 2006 by certain limited partners in four of the same partnerships involved in the Action in the Court of Chancery for the State of Delaware captioned Edith Zimmerman et al. v. GFB-AS Investors, LLC and Brookdale Living Communities, Inc. (the ‘‘Second Action’’). The putative class in the Second Action consists only of those limited partners in the four investing partnerships who are not plaintiffs in the Action. The Second Action names as defendants BLC and GFB-AS. The complaint alleges a claim for breach of fiduciary duty arising out of the sale of facilities indirectly owned by the investing partnerships to Ventas and the subsequent lease of those facilities by Ventas to subsidiaries of BLC. The plaintiffs seek, among other relief, an accounting, damages in an unspecified amount, and disgorgement of unspecified amounts by which the defendants were allegedly unjustly enriched. We also intend to vigorously defend this Second Action. Because these actions are in an early stage we cannot estimate the possible range of loss, if any.

In addition, we are involved in various lawsuits and are subject to various claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate, they should not have a material adverse effect on our business, financial condition and results of operations.

13.	Insurance, Benefits and Employee Loan

Insurance

We obtain various insurance coverages from commercial carriers at stated amounts as defined in the applicable policy. Losses related to deductible amounts are accrued based on the Company's estimate of expected losses plus incurred but not reported claims. As of March 31, 2006, December 31, 2005 and 2004, we have accrued $31.2 million, $30.5 million and $35.4 million, respectively, for our self-insured programs.

We have secured our self-insured retention risk under our workers' compensation and general liability and professional liability programs with cash and letters of credit aggregating $3.4 million and $8.6 million, $17.1 million and $6.6 million, and $17.9 million and $3.3 million as of March 31, 2006, December 31, 2005 and 2004, respectively.

Employee Benefit Plan

We maintain 401(k) Retirement Savings Plans for all employees that meet minimum employment criteria. The plans provide that the participants may defer eligible compensation on a pre-tax basis subject to certain Internal Revenue Code maximum amounts. We make matching contributions in amounts equal to 25% of the employee's contribution to the plans. Employees are always 100% vested in their own contributions and vest in our contributions over five years. We made contributions to such plans in the amount of $0.1 million and $0.1 million for the three months ended March 31, 2006 and 2005, $0.7 million for the three months ended December 31, 2005, $0.3 million for the nine

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

months ended September 30, 2005 and $1.0 million, $0.9 and $0.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. Such amounts are included in facility operating and general and administrative expense in the accompanying consolidated statements of operations.

Employee Loan

Pursuant to the terms of his employment agreement, BLC loaned approximately $2.0 million to our Chief Executive Officer. In exchange, BLC received a ten-year, secured, non-recourse promissory note, which note bears interest at a rate of 6.09% per annum, of which 2.0% is payable in cash and of which the remainder accrues and is due at maturity on October 2, 2010. The note is secured by a portion of our Chief Executive Officer's stock.

14.	Segment Information

Pursuant to SFAS No. 131, Disclosures about Segments of an Enterprise andRelated Information, we have seven reportable segments which we determined based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. In addition, the management approach focuses on financial information that an enterprise's decision makers use to make decisions about the enterprise's operating matters. We continue to evaluate the type of financial information necessary for the decision makers as we implement our growth strategies. Prior to September 30, 2005 (the date of the formation transactions) and presently, each of Brookdale Living, which includes BLC, the Fortress CCRC Portfolio and the Prudential Portfolio, and Alterra, had and has distinct chief operating decision makers, or CODMS. Our facilities are considered separate operating segments because they each engage inbusiness activities from which they earn revenues and incur expenses, their operating results are regularly reviewed by the CODMS to make decisions about resources to be allocated to the segment and assess its performance, and discrete financial information is available.

SFAS No. 131 permits aggregation of operating segments that share all common operating characteristics (similar products and services, similar methods used to deliver or provide their products and services, and similar type and class of customer for their products and services) and similar economic characteristics (revenue recognition and gross margin). We believe that each of our facilities provides similar services, delivers these services in a similar manner, and has a common type and class of customer. In addition, all of our facilities recognize and report revenue in a similar manner. However, our individual facility gross margins vary significantly. Therefore, we have aggregated our segments based upon the lowest common economic characteristic of each of our facilities: gross margin. The CODMS allocate resources in large part based on margin and analyze each of the facilities as having either (1) less than 20% operating margins, (2) more than 20% operating margins but less than 40% operating margins, or (3) greater than 40% operating margins. The CODMS believe that the margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facility's operating performance and resource requirements. Accordingly, our operating segments are aggregated into six reportable segments based on comparable operating margins within each of Brookdale Living and Alterra. We define our operating margin for each group of facilities as that group's operating income divided by its revenue. Operating income represents revenue less operating expenses (excluding depreciation and amortization).

We also present a seventh reportable segment for management services because the economic and operating characteristics of these services are different from our facilities aggregated above.

Brookdale Living.    Our Brookdale Living group of facilities operates independent living facilities and CCRCs that provide a continuum of services, including independent living, assisted living, Alzheimer's care, dementia care and skilled nursing care. Our facilities include rental facilities and

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

three entrance fee facilities. We also provide various ancillary services to our residents, including extensive wellness programs, personal care and therapy services for all levels of care.

Alterra.    Our Alterra group of facilities operates primarily assisted living facilities that provide specialized assisted living care to residents in a comfortable residential atmosphere. Most of our facilities provide specialized care, including Alzheimer's and other dementia programs. These facilities are designed to provide care in a home-like setting, as opposed to a more institutional setting.

Management Services.    Our management services segment includes facilities owned by others and operated by us pursuant to management agreements. Under our management agreements for these facilities, we receive management fees as well as reimbursed expense revenues, which represent the reimbursement of certain expenses we incur on behalf of the owners.

The accounting policies of our reporting segments are the same as those described in the summary of significant accounting policies. The following table sets forth certain segment financial and operating data.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

	For the Three Months Ended March 31,		For the Period October 1, 2005 to December 31, 2005	For the Period January 1, 2005 to September 30, 2005		Year Ended December 31,
	2006	2005				2005	2004	2003
	(unaudited)
Revenue(3):
Brookdale Living
Less than 20% operating margin	$17,724	$3,492	$13,685	$29,903		$43,588	$17,475	$6,719
20% – 40% operating margin	31,253	27,192	30,299	102,269		132,568	86,290	67,879
Greater than 40% operating margin	59,873	40,240	60,251	129,228		189,479	159,844	109,836
Total Brookdale Living	108,850	70,924	104,235	261,400		365,635	263,609	184,434
Alterra
Less than 20% operating margin	13,737	15,098	7,904	38,773		46,677	52,267	5,744
20% – 40% operating margin	46,570	48,804	38,045	153,973		192,018	179,857	15,814
Greater than 40% operating margin	51,879	39,286	61,676	120,709		182,385	161,594	11,224
Total Alterra	112,186	103,188	107,625	313,455		421,080	393,718	32,782
Management Services	1,147	871	1,187	2,675		3,862	3,545	5,368
	$222,183	$174,983	$213,047	$577,530		$790,577	$660,872	$222,584
Segment Operating Income(1):
Brookdale Living
Less than 20% operating margin	$3,362	$423	1,859	3,727		5,586	2,250	338
20% – 40% operating margin	$10,130	8,767	9,739	32,491		42,230	26,608	20,652
Greater than 40% operating margin	30,244	19,657	30,653	63,805		94,458	76,107	53,015
Total Brookdale Living	43,736	28,847	42,251	100,023		142,274	104,965	74,005
Average Margin	40.2%	40.7%	40.5%	38.3%		38.9%	39.8%	40.1%
Alterra
Less than 20% operating margin	1,245	1,142	685	3,774		4,459	5,674	292
20% – 40% operating margin	15,017	15,843	12,071	49,783		61,854	57,791	4,801
Greater than 40% operating margin	24,093	17,931	29,748	54,493		84,241	73,728	4,999
Total Alterra	40,355	34,916	42,504	108,050		150,554	137,193	10,092
Average Margin	38.0%	33.8%	39.5%	34.5%		35.8%	34.8%	30.8%
Management Services	803	610	831	1,873		2,704	2,482	3,758
	$84,894	$64,373	$85,586	$209,946		$295,532	$244,640	$87,855
General and administrative (including non-cash stock compensation expense)(2)	$20,741	$11,397	27,334	53,204		80,538	42,577	14,387
Facility lease expense	45,734	46,502	48,487	140,852		189,339	99,997	30,744
Depreciation and amortization	22,299	5,173	19,022	30,861		49,883	52,307	22,480
Operating income (loss)	$(3,880)	$1,301	$(9,257)	$(14,971)		$(24,228)	$49,759	$20,244
Total Assets:
Brookdale Living	$1,385,458	$450,663	$1,256,833	$1,089,410	(4)	$1,256,833	$467,320	$1,147,469
Alterra	539,613	278,751	440,978	382,525	(4)	440,978	279,305	509,113
Management Services	—	—	—	—	(4)	—	—	—
	$1,925,071	$729,414	$1,697,811	$1,471,935	(4)	$1,697,811	$746,625	$1,656,582

(1)	Segment operating income defined as segment revenues less segment operating expenses (excluding depreciation and amortization).

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

(2)	Net of general and administrative costs allocated to management services reporting segment.

(3)	All revenue is earned from external third parties in the United States.

(4)	Unaudited.

15.	Employee Restricted Stock Plans and Omnibus Stock Incentive Plan

On August 5, 2005, BLC and Alterra adopted employee restricted stock plans to attract, motivate, and retain key employees. The plans provide for the grant of shares of common stock to those participants selected by the board of directors. Upon adoption of the plans, restricted shares of BLC and Alterra were granted to employees. At September 30, 2005, as a result of the formation transactions described in Note 1, these restricted shares were converted into a total of 2.6 million shares of restricted stock in BSL at a value of $19 per share. Pursuant to the plans, 25% to 50% of each individual's award vested upon completion of the initial public offering on November 22, 2005. The remaining awards vest over a period of three to five years.

On October 14, 2005, we adopted a new equity incentive plan for our employees, the Brookdale Senior Living Omnibus Stock Incentive Plan, which was approved by our stockholders on October 14, 2005, to strengthen the commitment of our employees, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will result in our long-term growth and profitability. The plan provides for the issuance of stock options, stock appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other stock-based awards. While we intend to issue stock in the future to key employees as a recruiting and retention tool, we have not established specific parameters regarding future grants of restricted stock.

A total of 2,000,000 shares of our common stock has been reserved for issuance under the plan; provided, however, that commencing on the first day of our fiscal year beginning in calendar year 2006, the number of shares reserved and available for issuance will be increased by an amount equal to the lesser of (1) 400,000 shares and (2) 2% of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year. When Section 162(m) of the Internal Revenue Code becomes applicable, the maximum aggregate number of shares that will be subject to stock options or stock appreciation rights that may be granted to any individual during any fiscal year will be 400,000, and the maximum aggregate number of shares that will be subject to awards of restricted stock, deferred shares, unrestricted shares or other stock-based awards that may be granted to any individual during any fiscal year will be 400,000.

The plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors, including a committee that complies with the applicable requirements of Section 162(m) of the Internal Revenue Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements.

Except as otherwise provided by the plan administrator, on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of the plan, each of our independent directors who is then serving will automatically be granted under the plan a number of unrestricted shares of our common stock having a fair market value of $15,000 as of the date of grant; however, those of ourindependent directors who were granted restricted common stock upon the consummation of our initial public offering will not be eligible to receive these automatic annual grants.

The terms of the plan provide that the board may amend, alter or discontinue the plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. Unless the board determines otherwise, stockholder approval of any such action will be obtained if required to comply with applicable law. The plan will terminate on October 13, 2015.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

As a result of the formation transactions described in Note 1, the employee restricted stock plans described above were merged into the Omnibus Stock Incentive Plan. Additional grants of restricted shares under the Incentive Plan were as follows:

	Grants	Value Per Share	Total Value
As of December 31, 2005	554	$19.00-28.52	$10,100
Three months ended March 31, 2006	44	$32.88	1,500

Compensation expense of $3.0 million, $11.1 and $11.5 million was recorded using graded vesting for the three months ended March 31, 2006, the nine months ended September 30, 2005, and three months ended December 31, 2005, respectively, in connection with the vested shares and the balance of the expense will be recorded over the remaining vested period, net of forfeitures estimated at 5% of the shares granted.

16.	Acquisitions

On December 30, 2005, we completed the acquisition of all of the shares of capital stock of CMCP Properties Inc. from Capstead Mortgage Corporation, or Capstead. The purchase was structured as a stock transaction, at a total cost of $181 million, consisting of a $57.5 million cash payment and assumption of $119.8 million of debt. At closing we obtained a $30.0 million first mortgage loan against one of the facilities bearing interest at 6.085% payable interest only until February, 2011 and principal and interest thereafter until maturity in February, 2013 and we repaid an existing $19.0 million loan against the facility. In connection with the refinancing we incurred a loss on extinguishment of $2.5 million. The portfolio is comprised of six independent and assisted living facilities located in Florida, Georgia, Virginia, Ohio and Texas (the ‘‘CMCP Properties’’). Subsidiaries of BLC have leased and operated the facilities since May 1, 2002.

On December 22, 2005, we acquired four assisted living facilities (which included 187 units/beds) from Merrill Gardens for an aggregate purchase price of $16.3 million. The acquisition was financed by $15.2 million of first mortgage financing bearing interest at a variable rate of LIBOR plus 1.70%.

On November 30, 2005, we completed our acquisition of six facilities (which included 237 units/beds from Omega Healthcare Investors, Inc (‘‘Omega’’) pursuant to our exercise of a purchase option, for an aggregate purchase price of $20.4 million. The Merrill Gardens and Omega acquisitions were financed by $8.8 million of first mortgage financing bearing interest at LIBOR plus 1.70% and $6.7 million of the net proceeds of our initial public offering.

The above acquisitions were accounted for using the purchase method of accounting and the purchase price was allocated to the assets and liabilities based on their estimated fair values.

The following unaudited pro forma condensed consolidated financial information sets forth the historical financial information for the period October 1, 2005 to December 31, 2005 derived from the consolidated financial statements of Brookdale Senior Living Inc., as adjusted to give effect to:

•	acquisition of the capital stock of CMCP Properties, Inc. and the Merrill Gardens portfolio as if these transactions closed on October 1, 2005.

The following unaudited pro forma condensed consolidated financial information sets forth the historical financial information for the nine months ended September 30, 2005 and for the years ended December 31, 2005 and 2004 derived from the consolidated and combined historical financial statements, as adjusted to give effect to:

•	pro forma adjustments to give effect to the Provident sale-leaseback and Ventas operating lease on the combined statement of operations as if these transactions closed on January 1, 2004;

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

•	pro forma adjustments to give effect to the refinancing of five facilities, tax effect of the purchase of four of these facilities and termination of forward interest rate swaps as if these transactions closed on January 1, 2005 and 2004;

•	pro forma adjustments to give effect to the Fortress CCRC Portfolio and the Prudential Portfolio acquisitions on the combined statements of operations as if these transactions closed on January 1, 2004;

•	pro forma adjustment to give effect to the September 30, 2005 step-up in basis of non-controlling ownership (ownership interests not controlled or owned by affiliates of Fortress Investment Group LLC, ‘‘Minority Shareholders’’) due to the exchanges of Brookdale Facility Group minority ownership for Company ownership as if the transaction was completed on January 1, 2004;

•	pro forma adjustment to give effect to the compensation expense in connection with the grants under the restricted stock plan;

•	incremental general and administrative expenses related to operating as a public company;

•	our initial public offering, repayment of indebtedness and other use of proceeds; and

•	acquisition of the Chambrel portfolio and Merrill Gardens portfolio subsequent to our initial public offering.

The unaudited pro forma condensed consolidated and combined financial information is presented for informational purposes only, and we do not expect that this information will reflect our future results of operations. The unaudited pro forma adjustments are based on available information and upon assumptions that we believe are reasonable. The unaudited pro forma financial information assumes that the transactions and our initial offering were completed as of January 1, 2005 and 2004 for purposes of the unaudited pro forma condensed combined financial information.

	Three Months Ended March 31,		For the Period From October 1, 2005 to December 31, 2005	For the nine months ended September 30, 2005	For the years ended December 31,
	2006	2005			2005	2004
Revenues	$236,369	$222,188	$214,259	$623,722	$837,981	$795,360
Loss from operations	(5,503)	(23,845)	(8,629)	(44,249)	(52,878)	(37,391)
Loss before income taxes	(24,368)	(41,505)	(24,438)	(81,948)	(106,386)	(89,553)
Loss from continuing operations	(24,870)	(41,671)	(25,588)	(82,881)	(108,469)	(93,474)
Weighted average basic and diluted loss per share	$(0.38)		$(0.43)
Weighted average shares used in computing basic and diluted loss per share	65,007		59,710

17.	Subsequent Events

On December 21, 2005, we signed an agreement to acquire Southern Assisted Living Inc. (SALI), a company based in North Carolina that operates a portfolio of 41 senior living facilities, all of which are leased, for $82.9 million.

On January 12, 2006, we signed a definitive agreement to purchase 18 owned and leased senior living facilities from American Senior Living L.P. for $124.0 million. The portfolio is located in Alabama, California, Delaware, Florida, Georgia, Louisiana, Ohio, Tennessee, Virginia and

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

Washington and is divided into seven owned and 11 leased facilities. The transaction is subject to customary closing conditions and multiple closings.

On February 7, 2006, we signed a definitive agreement to acquire six properties from AEW Capital Management for $209.5 million. The portfolio located in California, Ohio and Washington is comprised of six independent living, assisted living and CCRC facilities. The transaction is subject to customary closing conditions and possible multiple closings.

On February 10, 2006, we entered into a $330.0 million credit agreement, consisting of a $250.0 million term loan available for acquisitions and an $80.0 million revolving loan with a $60.0 million sublimit for letters of credit. Concurrent with the new credit agreement we terminated our existing line of credit. The credit agreement bears interest at either prime plus 0.5% or LIBOR plus 1.50% and matures on February 10, 2007, subject to extension at our option for six months. In connection with the revolving loan we paid a commitment fee of 0.5% and a non-use fee on the term loan of 0.125% of the average daily amount of undrawn funds so long as we draw less than $150.0 million, 0.25% if we draw $150.0 million or more.

In February 2006, we entered into five-year forward interest rate swaps in the aggregate notional amounts of $283.3 million whereby we pay an average fixed rate of 4.97% and receive 30-day LIBOR from the counterparty.

On February 28, 2006, we terminated the management agreement for four facilities due to a sale. Management fees for these four facilities was $0.8 million for the year ended December 31, 2005, and we received a termination fee of $0.2 million.

On February 28, 2006, we acquired two facilities in Orlando, Florida from Orlando Madison Ivy, LLC. for an aggregate purchase price of $13.0 million. In connection with the acquisition, we obtained an $8.8 million first mortgage bearing interest at a variable rate of LIBOR plus 1.70%.

On March 13, 2006, our Board of Directors declared a quarterly cash dividend of our common stock of $0.35 per share, or an aggregate of $23.2 million for the quarter ended March 31, 2006. The $0.35 per share dividend is payable on April 14, 2006 to holders of record of our common stock on March 31, 2006.

On March 17, 2006, under our Omnibus Stock Incentive Plan, an additional grant of 0.04 million restricted shares were granted at $32.88 per share for a total value of $1.5 million.

(Unaudited)

On March 28, 2006, we purchased 17 assisted living facilities from The Wellington Group LLC for $95.0 million. The acquisition was funded in part with $52.6 million of first mortgage debt bearing interest at LIBOR plus 1.70%. The portfolio is located in Alabama, California, Florida, Georgia, Mississippi, and Tennessee and is divided into 14 owned and four leased properties.

BROOKDALE SENIOR LIVING INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(In thousands)

18.	Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the fiscal quarters (in thousands, expect per share amounts):

				For the Period From October 1, 2005 to December 31, 2005
	March 31, 2005	June 30, 2005	September 30, 2005		March 31, 2006
Revenues	$174,983	$193,188	$209,359	$213,047	$222,183
Income (loss) from operations	878	1,702	(17,551)	(9,257)	(3,880)
Loss before income taxes	(4,129)	(8,980)	(30,115)	(24,306)	(18,824)
Loss before discontinued operations	(4,295)	(8,999)	(29,683)	(24,456)	(19,326)
Net loss	(4,365)	(8,811)	(29,446)	(24,456)	(19,326)
Weighted average basic and diluted earnings (loss) per share				$(0.41)	$(0.30)
Weighted average shares used in computing basic and diluted loss per share				59,710	65,007

	For the Quarters Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenues	$155,633	$163,220	$166,161	$175,858
Income from operations	13,162	16,136	15,611	4,850
Income (loss) before income taxes	(8,960)	6,630	(5,675)	(2,051)
Income (loss) before discontinued operations	(8,247)	2,336	(5,095)	(10,161)
Net income (loss)	(9,067)	1,924	(5,209)	(9,537)

Note: The earnings per share disclosure pertain only to the operations of Brookdale Senior Living Inc. from October 1, 2005 through December 31, 2005.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
December 31, 2005
(In thousands)

		Additions
Description	Balance at Beginning of Period	Charged to costs and expenses	Charged To other Accounts		Combination of Alterra	Deductions		Balance at End of Period

Allowance for Doubtful Accounts:
Year ended December 31, 2003	$300	$560	$—		$7,374	$588		$7,646
Year ended December 31, 2004	$7,646	$831	$—		$—	$5,614		$2,863
Year ended December 31, 2005	$2,863	$1,571	$—		$—	$1,413		$3,021

Deferred Tax Valuation Account:
Year ended December 31, 2003	$13,573	$—	$—		$32,703	$—		$46,276
Year ended December 31, 2004	$46,276	$—	$43,006	(1)	$—	$—		$89,282
Year ended December 31, 2005	$89,282	$—	$—		$—	$41,771	(2)	$47,511

(1)	Change in valuation allowance

(2)	Change in valuation allowance due to minority step-up in basis

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Brookdale Living Communities, Inc.

We have audited the accompanying combined statements of financial position of the properties comprising the Fortress CCRC Portfolio (the ‘‘Properties’’) as of December 31, 2004 and 2003, and the related combined statements of activities and changes in net deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Properties’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Properties’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties’ internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Properties at December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois
July 22, 2005

FORTRESS CCRC PORTFOLIO

COMBINED STATEMENTS OF FINANCIAL POSITION
(In thousands)

		December 31,
	March 31 2005	2004	2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,213	$3,873	$1,962
Accounts receivable	4,570	4,254	3,448
Marketable securities	7,024	16,309	18,816
Prepaid expenses and other	434	651	455
Total current assets	15,241	25,087	24,681
Property and equipment	225,814	225,143	230,855
Accumulated depreciation	(75,995)	(74,065)	(66,586)
Property and equipment, net	149,819	151,078	164,269
Bond proceeds held by trustee	7,276	7,673	12,685
Long-term investments	2,499	2,499	2,151
Goodwill, net	2,341	2,363	2,451
Deferred financing costs, net	3,706	3,778	4,068
Other	530	539	572
Total assets	$181,412	$193,017	$210,877
Liabilities and Net Asset (Deficit)
Current liabilities:
Bonds payable	$183,079	$183,053	$182,946
Accrued interest payable	5,611	4,624	2,538
Trade accounts payable and accrued expenses	5,298	4,391	3,737
Due to parent, net	43,863	8,302	12,039
Total current liabilities	237,851	200,370	201,260
Unearned entrance fees	29,786	30,197	35,013
Other	1,758	1,759	1,639
Total liabilities	269,395	232,326	237,912
Net asset (deficit)
Unrestricted	(91,217)	(42,573)	(30,008)
Temporarily restricted	736	766	823
Permanently restricted	2,498	2,498	2,150
Total net deficit	(87,983)	(39,309)	(27,035)
Total liabilities and net asset (deficit)	$181,412	$193,017	$210,877

See accompanying notes to the combined financial statements.

FORTRESS CCRC PORTFOLIO

COMBINED STATEMENTS OF ACTIVITIES AND CHANGES IN NET DEFICIT
(In thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
Revenue
Resident fees	$19,706	$19,992	$80,776	$75,856	$71,467
Amortization of entrance fees	560	612	2,430	2,841	3,093
Total revenue	20,266	20,604	83,206	78,697	74,560
Expenses
Facility operating	16,574	16,562	68,079	64,746	63,051
Management fees – affiliate	868	842	3,467	3,320	3,187
Depreciation and amortization	1,990	1,959	7,885	7,753	7,550
Impairment of property and equipment	—	—	9,063	—	—
Total operating expenses	19,432	19,363	88,494	75,819	73,788
Income (loss) from operations	834	1,241	(5,288)	2,878	772
Other income (expense):
Contributions and deferred gifts	71	604	3,389	2,736	3,383
Interest income	455	266	1,590	1,503	1,619
Net unrealized and realized gains (losses) on investments	(158)	150	75	(457)	(2,643)
Gain on sale of equipment	—	—	—	341	90
Interest expense	(1,013)	(1,508)	(5,329)	(11,410)	(10,993)
Interest expense – affiliate	(675)	(447)	(2,090)	(1,252)	(821)
Amortization of deferred financing costs	(72)	(73)	(290)	(298)	(293)
Net income (loss) from operations	(558)	233	(7,943)	(5,959)	(8,886)
Net transfers (to) from NBA	(48,116)	(797)	(4,331)	(1,590)	(305)
Change in net deficit	(48,674)	(564)	(12,274)	(7,549)	(9,191)
Net deficit at beginning of period	(39,309)	(27,035)	(27,035)	(19,486)	(10,295)
Net deficit at end of period	$(87,983)	$(27,599)	$(39,309)	$(27,035)	$(19,486)

See accompanying notes to the combined financial statements.

FORTRESS CCRC PORTFOLIO

COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
Operating activities
Change in net assets from operations	$(558)	$233	$(7,943)	$(5,959)	$(8,886)
Adjustments to reconcile change in net assets from operations to net cash provided by (used in) operating activities:
Amortization of entrance fees	(560)	(612)	(2,430)	(2,841)	(3,093)
Depreciation and amortization	1,990	1,959	7,885	7,753	7,550
Impairment of property and equipment	—	—	9,063	—	—
Net (gain) loss on investment activity	158	(150)	(75)	457	2,643
Amortization of deferred financing costs	72	73	290	298	293
Amortization of debt discounts	26	27	107	110	105
Gain on sale of property and equipment	—	—	—	(341)	(90)
Changes in operating assets and liabilities:
Accounts receivable	(316)	(362)	(806)	(638)	(86)
Prepaid expenses and other assets	217	(1,810)	(196)	332	201
Other assets	9	14	33	(31)	58
Accrued interest payable	987	770	2,086	171	(63)
Accounts payable and accrued expenses	907	2,004	654	(3,315)	1,496
Other liabilities	(1)	121	120	601	(161)
Net cash provided by (used in) operating activities	2,931	2,267	8,788	(3,403)	(33)
Investing activities
Net change in bond proceeds held by trustee	397	1,054	5,012	1,840	(575)
Net proceeds from sale (purchase of) marketable securities	9,127	3,926	2,234	10,008	(6,859)
Additions to property and equipment	(709)	(552)	(3,669)	(3,540)	(3,816)
Proceeds from sale of property and equipment	—	—	—	362	123
Net cash provided by (used in) investing activities	8,815	4,428	3,577	8,670	(11,127)
Financing activities
Repayment of bonds payable	—	—	—	(2,844)	(3,682)
Net transfers to NBA	(48,116)	(797)	(4,331)	(1,590)	(305)
Net advances from (to) parent	35,561	(2,613)	(3,737)	(1,838)	10,964
Payment of financing costs	—	—	—	—	(100)
Net additions to (refunds of) entrance fees	149	(3,381)	(2,386)	738	4,585
Net cash provided by (used in) financing activities	(12,406)	(6,791)	(10,454)	(5,534)	11,462
Net increase (decrease) in cash and cash equivalents	(660)	(96)	1,911	(267)	302
Cash and cash equivalents at beginning of period	3,873	1,962	1,962	2,229	1,927
Cash and cash equivalents at end of period	$3,213	$1,866	$3,873	$1,962	$2,229
Supplemental disclosure of cash flow information
Interest paid to third parties	$—	$1,339	$3,136	$12,381	$11,772

See accompanying notes to the combined financial statements.

FORTRESS CCRC PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

1.	Description of Business

The combined financial statements present the financial position and the results of operations related only to eight continuing care retirement communities owned and operated by The National Benevolent Association of the Christian Church (Disciples of Christ) (the ‘‘NBA’’). In April 2005, Fortress CCRC Acquisition LLC (‘‘Fortress’’) purchased the property and equipment and accounts receivable of eight senior living facilities from NBA for approximately $179,200 and assumed the liabilities associated with entrance fees related to the properties. No other assets were purchased and no other liabilities were assumed. All eight facilities are included in the combined financial statements for the periods presented. For purposes of the combined financial statements, the facilities are referred to as the ‘‘Fortress CCRC Properties.’’ The Fortress CCRC Properties are located in various cities throughout the United States and consist of the following:

Facilities	Location	Total Units
Cypress Village	Jacksonville, FL	523
Robin Run Village	Indianapolis, IN	283
Village at Skyline	Colorado Springs, CO	503
Ramsey Home	Des Moines, IA	139
Patriot Heights	San Antonio, TX	232
Foxwood Springs Living Center	Raymore, MO	311
Heritage Crossing	Edmond, OK	233
Heatherwood Village	Newton, KS	189
		2,413

Four of the above facilities have an aggregate of 825 single family homes at March 31, 2005 that are independently owned by the residents of the homes. The Fortress CCRC Properties are responsible for maintenance of those homes for which they receive monthly service fees.

2.	Bankruptcy Filing

On or about December 1, 2003, the NBA failed to make scheduled payments with respect to the loans securing certain of the fixed rate bond issues, including bonds related to the Fortress CCRC Properties, and further failed to make certain payments due to a financial institution, pursuant to which the letters of credit that supported the variable rate bonds were issued, including bonds related to the Fortress CCRC Properties. In addition, in September 2003, the NBA failed to repay certain loans and other financial obligations when they became due. As a result of these events, various lenders declared certain events of default under the respective documents evidencing and/or governing such bonds, loans, and other obligations and filed certain lawsuits against the NBA.

On February 16, 2004 (the ‘‘Petition Date’’), the NBA and certain of its affiliates (including the operations of the Fortress CCRC Properties, collectively, referred to herein as a ‘‘debtor-in-possession’’) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code (the ‘‘Bankruptcy Code’’) in the United States Bankruptcy Court Western District of Texas – San Antonio Division (the ‘‘Bankruptcy Court’’). The NBA and each of such entities were debtors-in-possession under the Bankruptcy Code.

Pursuant to the Bankruptcy Code, neither the NBA nor any of the debtors-in-possession were permitted to make principal, interest, or other debt service payments with respect to the loans securing the fixed rate bonds or the variable rate bonds or with respect to other reimbursement obligations.

In conjunction with a mediation process ordered by the Bankruptcy Court, the NBA, in September 2004, entered into an agreement pursuant to which it agreed, at the request of its creditors and was subsequently approved by the Bankruptcy Court, to sell 11 of its senior living facilities (including the Fortress CCRC Properties), to Fortress. The sale of 11 properties closed during the period April 6, 2005 through May 19, 2005, at which time Fortress sold the three non-Fortress CCRC Properties to third parties.

On December 29, 2004, the NBA and its creditors filed a Joint Disclosure Statement for Joint Plan of Reorganization and a Joint Plan of Reorganization with the Bankruptcy Court. The Joint Disclosure Statement was approved by the Bankruptcy Court on January 19, 2005. Since that date, the Plan of Reorganization has been approved by the creditors, and on March 2, 2005, the Plan of Reorganization was confirmed by the Bankruptcy Court.

3.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements include the accounts related to the operations of the Fortress CCRC Properties. All significant intercompany balances and transactions are eliminated in combination. The combined financial statements are presented as if the Fortress CCRC Properties had operated as one combined entity.

The Fortress CCRC Properties’ unaudited combined financial statements as of March 31, 2005 and for the three months ended March 31, 2005 and 2004, have been prepared in accordance with accounting principles generally accepted in the United States (‘‘GAAP’’) for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all normal recurring accruals considered necessary for a fair presentation have been included. All amounts included in the footnotes to the combined financial statement, referring to March 31, 2005 and for the three months ended March 31, 2005 and 2004 are unaudited. Operating results for the three month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The majority of the Fortress CCRC Properties’ net assets are unrestricted. The temporarily restricted net assets activity was $(30), $(87), $(57), $(61) and $(162) for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, respectively. The permanently restricted net assets activity was $0, $348, $348, $92, and $173 for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, respectively.

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosures of contingent assets and liabilities in the combined financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash Equivalents

All investments with an original maturity of three months or less are considered to be cash equivalents. No investments were purchased by Fortress.

Marketable Securities and Long-Term Investments

Investments in marketable securities are carried at market value. Realized and unrealized gains and losses are reflected in the combined statements of activities. These investments are classified as either marketable securities or long-term investments in the combined statements of financial position. These classifications are made to divide those investments held in conjunction with pooled investment trusts, living trusts, unitrusts, annuity trusts, and endowment agreements from those investments classified as available to support current operations. The marketable securities and long term investments were not purchased by Fortress.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, or if the renovations or improvements are made with respect to facilities subject to an operating lease, over the shorter of the estimated useful life of the renovations or improvements, or the term of the operating lease.

In accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets and Long-Lived Assets to Be Disposed, the Fortress CCRC Properties will record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected hold period are less than the carrying amounts of those assets. Impairment losses will be measured as the difference between carrying value and fair value of assets.

Depreciation is provided on a straight-line basis over the estimated useful lives of assets, which are as follows:

Asset Category	Estimated Useful Life
Buildings and improvements	25 – 40 years
Furniture and equipment	3 – 10 years

Bond Proceeds Held by Trustee

The Fortress CCRC Properties are required to maintain separate accounts for proceeds of bond financings. These accounts are comprised of cash, money market accounts, and government-issued debt securities. Government-issued debt securities are valued at market and have maturity dates which approximate the cash needs relative to the respective construction project or debt service requirement.

Goodwill

Goodwill, in the original amount of $3,500, represents the cost of assets in excess of the book value of the net assets at the acquisition date of the properties. Goodwill was amortized at a rate of approximately $88 per year over 40 years on a straight-line basis through 2031. Accumulated amortization was $1,159, $1,137 and $1,049 at March 31, 2005 and December 31, 2004 and 2003, respectively.

Deferred Financing Costs

Deferred financing costs are recorded at cost and amortized on a straight-line basis, which approximates the level yield method, over the term of the related debt and are included in interest expense.

Resident Fee Revenue

Resident fee revenue is recorded when services are rendered and consists of fees for basic housing (including maintenance on owned units), support services and fees associated with additional services such as personalized health and assisted living care.

Unearned Entrance Fees

Unearned entrance fees represent payments received in exchange for the right to occupy apartments or independent living units. Many of the contracts associated with these arrangements stipulate that the residents are entitled to refunds of a percentage of their entrance fees from reoccupancy proceeds obtained from the subsequent right to occupy their units. The refundable portion of an entrance fee is required to be amortized over the estimated useful life of the facility. The nonrefundable portion is to be amortized over the estimated remaining life of the resident. The unamortized refundable entrance fees have been classified as long-term due to the contingencies related to the repayment of the fee.

Donated Property and Gifts

Contributions of property and materials are recorded as support in these combined financial statements at their estimated fair value at the date of gift. Absent donor stipulations on the use of these assets, these gifts are recorded as unrestricted support.

Income Taxes

The NBA and its operating units are exempt from federal income tax under the provisions of Section 501(c)(3) of the Internal Revenue Code. Accordingly, these combined statements do not include a provision for federal income tax.

Fair Value of Financial Instruments

Cash and cash equivalents and bond proceeds held by the trustee are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. As of March 31, 2005 and December 31, 2004, the fair value of bonds payable approximates book value based upon the interest rate determined under the NBA’s approved bankruptcy plan.

4.	Investments in Marketable Securities

Investments in marketable securities consisted of the following at March 31, 2005 and December 31, 2004 and 2003:

	Marketable Securities	Long-Term Investments	Total Market Value
March 31, 2005	$7,024	$2,499	$9,523
December 31, 2004	$16,309	$2,499	$18,808
December 31, 2003	$18,816	$2,151	$20,967

The majority of the marketable securities are invested in the Total Return Plan. The objective of the Total Return Plan is to generate a return on investment through appreciation in market value and income. Subject to the liquidity requirements of the Total Return Plan, it is part of the investment policy to have the assets of such plan invested in debt and equity securities depending on the economic outlook and/or general market conditions at that time. Because of extreme market volatility, the NBA took action to invest the Total Return Plan exclusively in U.S. Treasury bonds and notes and government agency securities. At December 31, 2004 and 2003, the Total Return Plan remained predominantly invested in U.S. Treasury bonds and notes and government agency securities. At December 31, 2004, the Total Return Plan portfolio had an average duration of approximately 1.35 years and an average maturity of approximately 1.69 years.

5.	Property and Equipment

Property and equipment consist of the following:

	March 31, 2005	December 31,
		2004	2003
Land	$5,745	$5,745	$6,138
Buildings and improvements	200,460	200,460	206,645
Furniture and equipment	18,216	18,082	17,570
Construction in progress	1,393	856	502
	225,814	225,143	230,855
Accumulated depreciation and amortization	(75,995)	(74,065)	(66,586)
Property and equipment, net	$149,819	$151,078	$164,269

In connection with the sale to Fortress described in Note 1, certain Fortress CCRC Properties (Village at Skyline, Ramsey Home, Heritage Crossing and Heatherwood Village) incurred a total impairment charge of $9,063 as of December 31, 2004, based upon the sale proceeds received.

6.	Bonds Payable

Bonds payable consists of the following:

	March 31, 2005	December 31,
		2004	2003
Taxable and tax-exempt bonds payable with original terms bearing interest at fixed rates ranging from 4.1% to 7.8% payable in semi-annual installments and annual principal payments with original maturity dates from 2022 through 2030	$137,825	$137,825	$137,825
Taxable and tax-exempt bonds payable with original terms bearing interest at floating rates determined by the remarketing agent for the bonds, payable in monthly installments of principal and interest, as defined in the bond agreements, maturity dates from 2022 through 2031	46,605	46,605	46,605
Total bonds payable	184,430	184,430	184,430
Unamortized discount	(1,351)	(1,377)	(1,484)
Total bonds payable, net	$183,079	$183,053	$182,946

In late 2003, the NBA ceased making debt service payments and on February 16, 2004 filed for bankruptcy protection. Since no debt service payments were being made, the bonds were in default and have been classified as current at December 31, 2004 and 2003 and March 31, 2005. Under the terms of the bankruptcy plan, the interest rate on all of the above bonds was fixed at 2.17% per annum, and a new maturity date was set as of February 28, 2005.

Included in interest expense is amortization of original issue discount of $26, $27, $107, $110 and $105 for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002, respectively.

The NBA and certain related entities are jointly and severally obligated for the repayment of the above bonds. The Bond Proceeds held by Trustee are pledged to secure repayment of the related bonds.

7.	Related Party Transactions

The Fortress CCRC Properties are managed by the NBA for a fee based on 4% of adjusted gross expenses, as defined by management. Fees paid to NBA were $893, $842, $3,548, $3,320,

and $3,187 for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003, and 2002, respectively.

Due to Parent represents amounts advanced by the NBA to support the operations of the Fortress CCRC Properties. These amounts were payable upon demand. Gross due to Parent balances bear interest at 6%, per annum (represents interest expense-affiliate). All unpaid interest was added to the due to Parent balance.

8.	Unearned Entrance Fees

The activity for unearned entrance fees is as follows:

	March 31, 2005	December 31,
		2004	2003
Beginning balance	$30,197	$35,013	$37,116
Additions	686	3,185	7,212
Amortization	(560)	(2,430)	(2,841)
Refunds	(537)	(5,571)	(6,474)
Ending balance	$29,786	$30,197	$35,013

In 2004, the NBA settled a lawsuit with certain occupants of the Fortress CCRC Properties related to entrance fees. Under the terms of the agreement, the NBA was required to refund approximately $3.7 million to these occupants, which has been reflected in the 2004 refunds in the table above.

9.	Commitments and Contingencies

Litigation

The Fortress CCRC Portfolio properties are involved in various lawsuits and are subject to various claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate, they should not have a material adverse effect on the Fortress CCRC Portfolio properties’ business, financial condition and results of activities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Brookdale Living Communities, Inc.

We have audited the accompanying combined balance sheets of the properties comprising the Prudential Portfolio (the ‘‘Properties’’) as of December 31, 2004 and 2003, and the related combined statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Properties’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Properties’ internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Properties at December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois
June 7, 2005

PRUDENTIAL PORTFOLIO

COMBINED BALANCE SHEETS
(In thousands)

	June 30, 2005	December 31,
		2004	2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$934	$1,571	$1,762
Restricted cash	156	632	633
Accounts receivable	235	199	207
Prepaid expenses and other	700	560	221
Total current assets	2,025	2,962	2,823
Property and equipment	9,739	161,159	159,993
Accumulated depreciation	(1,842)	(21,924)	(17,121)
Property and equipment, net	7,897	139,235	142,872
Deferred financing costs, net	5	385	655
Deferred rent receivable	556	534	468
Total assets	$10,483	$143,116	$146,818
Liabilities and Members’ Equity
Current liabilities:
Current portion of debt	$6,176	$64,819	$2,032
Trade accounts payable and accrued expenses	893	1,561	1,325
Deferred revenue	—	797	950
Total current liabilities	7,069	67,177	4,307
Long-term debt, less current portion	—	38,752	103,546
Total liabilities	7,069	105,929	107,853
Members’ equity	3,414	37,187	38,965
Total liabilities and members’ equity	$10,483	$143,116	$146,818

See accompanying notes to the combined financial statements.

PRUDENTIAL PORTFOLIO

COMBINED STATEMENTS OF OPERATIONS
(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2005	2004	2004	2003	2002
		(Unaudited)
Revenue
Resident fees	$10,467	$11,139	$22,087	$22,059	$45,118	$41,853	$40,227
Property rental income	520	546	1,100	1,091	2,249	2,270	2,095
Total revenue	10,987	11,685	23,187	23,150	47,367	44,123	42,322
Expenses
Facility operating	7,274	6,403	14,054	12,625	26,537	25,035	24,777
Ground lease	248	251	500	503	1,008	1,008	1,008
Management fees – affiliate	887	815	1,690	1,577	3,332	2,867	2,320
Depreciation and amortization	1,128	1,258	2,396	2,509	5,087	4,994	4,702
Total operating expenses	9,537	8,727	18,640	17,214	35,964	33,904	32,807
Income from operations	1,450	2,958	4,547	5,936	11,403	10,219	9,515
Interest expense	(1,348)	(1,156)	(2,715)	(2,318)	(4,827)	(5,000)	(5,629)
Gain on sale of real estate	123,678	—	123,678	—	—	—	—
Net income	$123,780	$1,802	$125,510	$3,618	$6,576	$5,219	$3,886

See accompanying notes to the combined financial statements.

PRUDENTIAL PORTFOLIO

COMBINED STATEMENTS OF MEMBERS’ EQUITY
For Six Months Ended June 30, 2005
and for Years Ended December 31, 2004, 2003 and 2002
(In thousands)

Total Members’ Equity
Balance at January 1, 2002	$47,962
Net income	3,886
Distributions	(6,155)
Contributions	468
Balance at December 31, 2002	46,161
Net income	5,219
Distributions	(15,240)
Contributions	2,825
Balance at December 31, 2003	38,965
Net income	6,576
Distributions	(8,599)
Contributions	245
Balance at December 31, 2004	37,187
Net income (unaudited)	125,510
Distributions (unaudited)	(159,283)
Balance at June 30, 2005 (unaudited)	$3,414

See accompanying notes to the combined financial statements.

PRUDENTIAL PORTFOLIO

COMBINED STATEMENTS OF CASH FLOWS
For Six Months Ended June 30, 2005 and 2004
and for Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
Operating activities
Net income	$125,510	$3,618	$6,576	$5,219	$3,886
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of real estate	(123,678)	—	—	—	—
Depreciation and amortization	2,396	2,509	5,087	4,994	4,702
Changes in operating assets and liabilities:
Net change in restricted cash	476	—	1	35	185
Accounts receivable	(36)	39	8	(42)	24
Deferred rent receivable	(22)	(33)	(66)	(87)	(109)
Prepaid expenses and other assets	231	(409)	(339)	92	2
Accounts payable and accrued expenses	(663)	(245)	236	(92)	(177)
Deferred revenue	(797)	(82)	(153)	50	302
Net cash provided by operating activities	3,417	5,397	11,350	10,169	8,815
Investing activities
Additions to property, and equipment	(232)	(627)	(1,180)	(916)	(842)
Proceeds from sale of real estate	252,856	—	—	—	—
Cash used in investing activities	252,624	(627)	(1,180)	(916)	(842)
Financing activities
Proceeds from debt	—	34	37	40,200	14,650
Repayment of debt	(97,395)	(1,046)	(2,044)	(36,555)	(15,951)
Distributions to members	(159,283)	(4,027)	(8,599)	(15,240)	(6,155)
Contributions from members	—	—	245	2,825	468
Payment of financing costs	—	—	—	(494)	(211)
Net cash used in financing activities	(256,678)	(5,039)	(10,361)	(9,264)	(7,199)
Net increase (decrease) in cash and cash equivalents	(637)	(269)	(191)	(11)	774
Cash and cash equivalents at beginning of period	1,571	1,762	1,762	1,773	999
Cash and cash equivalents at end of period	$934	$1,493	$1,571	$1,762	$1,773
Supplemental non-cash activity
Write-off of fully depreciated property and equipment	$—	$—	$14	$—	$—
Write-off of fully amortized deferred financing costs	$—	$370	$904	$—	$—
Supplemental disclosure of cash flow information
Interest paid	$2,715	$2,318	$4,829	$4,906	$5,703

See accompanying notes to the combined financial statements.

PRUDENTIAL PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2004
(In thousands)

1.	Description of Business

The combined financial statements present the operations of nine assisted living properties owned by limited liability companies under common control and ownership of affiliates of Prudential Financial, Inc. and whose day-to-day operations are managed by Renaissance Senior Living, LLC (‘‘RSL’’). RSL also has an ownership interest in the properties. All nine properties’ operations are included in the combined financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004. In June 2005, eight of the properties were sold (See Note 8). For purposes of the combined financial statements, the properties are referred to as the ‘‘Prudential Properties.’’ The Prudential Properties are located in various cities in the state of California and consist of the following:

Facilities	Location	Total Units
		(Unaudited)
Inn at the Park	Irvine	134
Nohl Ranch Inn	Anaheim Hills	127
Mirage Inn	Rancho Mirage	125
Pacific Inn	Torrance	134
Ocean House	Santa Monica	117
The Gables	Monrovia	64
The Lexington	Ventura	114
Oak Tree Villa	Scotts Valley	196
Lodge at Paulin Creek	Santa Rosa	250
		1,261

2.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements include the accounts of Prudential Properties. All significant intercompany balances and transactions are eliminated in combination. The combined financial statements are presented as if the Prudential Properties had operated as one combined entity.

The Prudential Properties’ unaudited combined financial statements as of June 30, 2005 and for the three and six months ended June 30, 2005 and 2004, have been prepared in accordance with accounting principles generally accepted in the United States (‘‘GAAP’’) for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All amounts included in the footnotes to the combined financial statements, referring to June 30, 2005 and for the three and six months ended June 30, 2005 and 2004 are unaudited. Operating results for the three and six month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosures of contingent assets and liabilities in the combined financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash Equivalents

The Prudential Properties considers all investments with an original maturity of three months or less to be cash equivalents.

Resident Fee Revenue

Resident fee revenue is recorded when services are rendered and consists of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care. Residency agreements are generally for a term of one year.

Property Rental Income

The Prudential Properties leases a portion of one its facilities to a third party that operates a skilled nursing facility. The Prudential Properties records rental income on a straight-line basis as earned during the lease term. The lease also requires the tenant to reimburse the Prudential Properties for the tenant’s share of common area maintenance, real estate taxes and other recoverable costs. Tenant reimbursement revenue is recognized as the related expenses are incurred.

Income Taxes

No provision for federal income taxes is included in the combined financial statements since such taxes, if any, are payable by the owners of the Renaissance Properties.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, or if the renovations or improvements are made with respect to facilities subject to an operating lease, over the shorter of the estimated useful life of the renovations or improvements, or the term of the operating lease.

In accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and Long-Lived Assets to Be Disposed, the Prudential Properties will record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected holding period are less than the carrying amounts of those assets. Impairment losses will be measured as the difference between carrying value and fair value of assets.

Depreciation is provided on a straight-line basis over the estimated useful lives of assets, which are as follows:

Asset Category	Estimated Useful Life
Buildings and improvements	30 years
Furniture and equipment	3 - 7 years

Deferred Costs

Deferred financing costs are recorded at cost and amortized on a straight-line basis, which approximates the level yield method, over the term of the related debt. Accumulated amortization was $58, $383 and $1,017 at June 30, 2005 and December 31, 2004 and 2003, respectively.

Restricted Cash

Restricted cash consists of amounts held in escrow for the payment of future real estate taxes.

Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash and variable rate debt are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate debt using a discounted cash flow analysis based upon Prudential Properties’ current borrowing rate for debt with similar maturities. As of June 30, 2005 and December 31, 2004 and 2003, the fair value of fixed-rate debt approximates book value.

3.	Property and Equipment

Property and equipment consist of the following:

	June 30, 2005	December 31,
		2004	2003
Land	$—	$33,872	$33,872
Buildings and improvements	9,070	123,676	123,279
Furniture and equipment	669	3,611	2,842
	9,739	161,159	159,993
Accumulated depreciation and amortization	(1,842)	(21,924)	(17,121)
Property and equipment, net	$7,897	$139,235	$142,872

4.	Debt

Long-term Debt

Long-term debt consists of the following as of:

	June, 2005	December 31,
		2004	2003
Mortgage notes payable bearing interest at fixed rates ranging from 4.47% to 7.50% payable in monthly installments of principal and, interest maturity dates from April 2005 through April 2008	$—	$53,740	$54,604
Mortgage notes payable bearing interest at variable rates ranging from LIBOR (2.87% and 2.4% at March 31, 2005 and December 31, 2004, respectively) plus 2.20% to LIBOR plus 2.40%, payable in monthly installments of principal and interest, maturity dates in 2005	6,176	49,771	50,923
Promissory notes payable to various financial institutions bearing interest at fixed rates ranging from 6.5% to 9.75% payable in monthly installments of principal and interest, maturity dates ranging from May 2005 through April 2008	—	60	51
Total debt	6,176	103,571	105,578
Less current portion	(6,176)	(64,819)	(2,032)
Total long-term debt	$—	$38,752	$103,546

The mortgages notes payable are subject to various operating covenants. In addition, Prudential Properties must periodically fund and maintain escrow accounts, to make future real estate taxes, repairs and maintenance and insurance payments. These are included in prepaid expenses and other assets. In 2004, certain mortgage notes payable were extended and converted to fixed rate debt.

Substantially all of Prudential Properties’ property and equipment have been pledged as collateral for its mortgages notes payable and promissory notes payable.

The annual aggregate scheduled maturities of long-term debt obligations outstanding as of December 31, 2004 are as follows:

Year Ending December 31	Amount
2005	$64,819
2006	727
2007	753
2008	37,272
$103,571

In connection with the sale of the Prudential Properties (Note 8) on June 21, 2005, $96,561 of mortgage debt was repaid.

5.	Management Fees — Affiliate

The Prudential Properties are managed by RSL for a fee based on 5% of gross revenue. In addition, RSL can earn an incentive fees based upon a percentage of specified net operating income, as defined. Fees paid to RSL were $803, $762, $1,690, $1,577, $3,332, $2,867, and $2,320 for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003, and 2002, respectively.

6.	Property Leasing Arrangement

One of the Prudential Properties leases a portion of the property to a skilled nursing facility operator under an operating lease. The lease provides for an initial noncancelable term through 2013 and provides for the tenant to pay their pro rata share of operating expenses and real estate taxes.

Minimum future rentals under the lease as of December 31, 2004 are as follows:

Year	Amount
2005	$920
2006	942
2007	966
2008	990
2009	1,015
Thereafter	4,129
$8,962

7.	Commitments and Contingencies

Litigation

The Prudential Properties are involved in various lawsuits and subject to various claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate, they are not anticipated to have a material adverse effect on Prudential Properties’ business, financial condition and results of operations.

Ground Lease

One of the Prudential Properties is subject to a ground lease with an initial lease term through 2016, and two, 33-year extension options.

Minimum future payments under the lease as of December 31, 2004 are as follows:

Year	Amount
2005	$1,000
2006	1,000
2007	1,000
2008	1,000
2009	1,000
Thereafter	6,958
$11,958

8.	Sale of Facilities

On June 21, 2005, eight of the Prudential Portfolio properties were sold to FIT REN LLC, an affiliate of Fortress Investment Group, for a total purchase price of $254,564. On July 22, 2005, the ninth facility (Ocean House) was sold to FIT REN for a purchase price of $27,883.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Alterra Healthcare Corporation:

We have audited the accompanying consolidated balance sheet of Alterra Healthcare Corporation and subsidiaries (the Predecessor Company) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the period from January 1, 2003 to November 30, 2003 and the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor Company as of December 31, 2002, and the results of their operations and their cash flows for the period from January 1, 2003 to November 30, 2003 and the fiscal year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 2 to the consolidated financial statements, the Corporation emerged from Chapter 11 bankruptcy on December 4, 2003. Upon emergence from bankruptcy, the Corporation changed its basis of financial statement presentation to reflect the adoption of fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.

/s/ KPMG LLP

Milwaukee,Wisconsin
April 13, 2004

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
December 31, 2002
(In thousands, except share data)

Assets
Current assets:
Cash and cash equivalents	$13,797
Accounts receivable, net of allowance for bad debts	10,253
Assets held for sale	57,243
Prepaid expenses and supply inventory	14,672
Other current assets	12,803
Total current assets	108,768
Property and equipment, net	492,125
Restricted cash and investments	2,188
Goodwill, net	35,515
Other assets	33,509
Total assets	$672,105
Liabilities and Stockholders’ Deficit
Current liabilities:
Current installments of long-term obligations, including convertible debt	$722,689
Current debt maturities on assets held for sale	79,108
Short-term notes payable	7,144
Accounts payable	6,812
Accrued expenses	92,151
Guaranty liability	58,500
Deferred rent and refundable deposits	14,840
Total current liabilities	981,244
Long-term obligations, less current installments	171,510
Other long-term liabilities	2,147
Redeemable preferred stock	6,132
Stockholders’ deficit:
Predecessor Company Preferred stock, Authorized 2,500,000 shares; designated 1,550,000 shares; none outstanding	—
Predecessor Company Common stock, $0.01 par value. Authorized 100,000,000 shares; issued and outstanding 22,266,262 shares	221
Predecessor Company Treasury stock, $0.01 par value. 11,639 shares	(163)
Additional paid-in capital	179,526
Accumulated deficit	(668,512)
Total stockholders’ deficit	(488,928)
Total liabilities and stockholders’ deficit	$672,105

See accompanying notes to consolidated financial statements.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Periods January 1, 2003 to November 30, 2003,
and Fiscal Year Ended December 31, 2002
(In thousands)

	11 Months Ended November 30, 2003	Fiscal Year Ended December 31, 2002
Revenue:
Resident service fees	$378,672	$413,553
Management fees	824	2,601
Miscellaneous	546	561
Operating revenue	380,042	416,715
Operating expenses (income):
Residence operations	264,069	285,171
Bad debt provision	3,693	2,263
Lease expense	57,846	58,658
Gain on lease termination	—	(6,204)
Lease income	(3,811)	(13,755)
General and administrative	33,703	46,541
Loss (gain) on disposal of property and equipment	9,569	(22,914)
Depreciation and amortization	21,292	25,766
Impairment charges	2,859	4,773
Total operating expenses	389,220	380,299
Operating income (loss)	(9,178)	36,416
Other (expense) income:
Interest expense, net	(29,851)	(50,556)
Amortization of financing costs	(2,648)	(4,967)
Gain on debt extinguishments	13,683	—
Gain on fresh start debt discharge	622,357	—
Convertible debt payment-in-kind (PIK) interest	(3,656)	(25,824)
Equity in losses of unconsolidated affiliates	(667)	(4,856)
Reorganization items	(28,697)	—
Fresh start accounting adjustments	(39,363)	—
Goodwill impairment loss	—	(9,487)
Total other (expense) income, net	531,158	(95,690)
(Loss) income before income taxes and the cumulative effect of a change in accounting principle	521,980	(59,274)
Income tax expense	(119)	(100)
(Loss) income from continuing operations before cumulative effect of a change in accounting principle	521,861	(59,374)
Loss on discontinued operations	(32,933)	(116,762)
Cumulative effect of change in accounting principle	—	(45,866)
Net (loss) income	$488,928	$(222,002)

See accompanying notes to consolidated financial statements.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
For the Periods January 1, 2003 to November 30, 2003,
and Fiscal Year Ended December 31, 2002
(In thousands)

	Common Stock, Treasury Stock, and Additional Paid-in Capital
Predecessor Company	Shares Outstanding	Amounts	Accumulated Deficit	Total
Balances at December 31, 2001	22,266	179,584	(446,510)	(266,926)
Net loss	—	—	(222,002)	(222,002)
Balances at December 31, 2002	22,266	179,584	(668,512)	(488,928)
Net loss for the 11 months ended November 30, 2003	—	—	(94,066)	(94,066)
Balance prior to application of fresh start accounting	22,266	$179,584	(762,578)	(582,994)
Application of fresh start accounting	—	—	582,994	582,994
Cancellation of Predecessor Company equity	(22,266)	(179,584)	179,584	—
Balances at November 30, 2003 of Predecessor Company	—	—	—	—

See accompanying notes to consolidated financial statements.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods January 1, 2003 to November 30, 2003,
and Fiscal Year Ended December 31, 2002
(In thousands)

	11 Months Ended November 30, 2003	Fiscal Year Ended December 31, 2002
Cash flows from operating activities:
Net (loss) income	$488,928	$(222,002)
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting principle	—	45,866
Gain on debt extinguishments	(13,683)	—
Gain on fresh start debt discharge	(622,357)	—
Fresh start accounting adjustments	39,363	—
Depreciation and amortization	21,292	25,766
Bad debt provision	3,693	2,263
Payment-in-kind interest	3,656	25,824
Amortization of financing costs	2,648	4,967
Loss (gain) on disposal of property and equipment	9,569	(22,914)
Impairment charges	2,859	14,260
Loss on discontinued operations	32,933	116,762
Income tax expense	119	100
Equity in losses from unconsolidated affiliates	667	4,856
Decrease (increase) in net resident receivable	(2,890)	(4,261)
Decrease in other current assets	4,269	6,057
(Decrease) increase in accounts payable	(1,932)	3,467
(Decrease) increase in accrued expenses and deferred rent	8,908	12,165
(Decrease) increase in past due interest and late fees	(1,621)	10,373
Changes in other assets and liabilities, net	1,496	(2,672)
Net cash (used in) provided by operating activities	(22,083)	20,877
Cash flows (used in) from investing activities:
Payments for property and equipment	(6,832)	(8,544)
Net proceeds from sale of property and equipment	26,760	60,280
Proceeds from sale/leaseback transactions	62,368	39,825
Decrease in notes receivable, net of reserve	—	500
Changes in investments in and advances to unconsolidated affiliates	1,121	(159)
Purchase of joint venture partnership interests	—	(1,400)
Net cash provided by investing activities	83,417	90,502
Cash flows (used in) from financing activities:
Repayments of short-term borrowings	(6,724)	(3,609)
Repayments of debtor-in-possession credit facility	(14,870)	—
Repayments of long-term obligations	(100,877)	(111,314)
Proceeds from issuance of debt	31,870	—
Payments for financing costs	(2,558)	(2,655)
Equity contribution	76,000	—
Net cash used in financing activities	(17,159)	(117,578)
Net (decrease) increase in cash and cash equivalents	44,175	(6,199)
Cash and cash equivalents: Beginning of period	13,797	19,996
End of period	$57,972	$13,797
Supplemental disclosure of cash flow information:
Cash paid for interest, net of amounts capitalized	$35,739	$55,574
Cash paid (refunded) for reorganization items	7,298	—
Cash paid during year for income taxes	92	(333)
Noncash items:
Notes issued in exchange for joint venture interests	—	1,000
Deconsolidated assets related to subsidiary stock transfer	—	189,221
Deconsolidated liabilities related to subsidiary stock transfer	—	174,534

See accompanying notes to consolidated financial statements.

ALTERRA HEALTHCARE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and December 31, 2002
(In thousands)

(1)	Nature of Business and Reorganization and Emergence From Chapter 11

Alterra Healthcare Corporation (when referring to both the Predecessor Company and the Successor Company the term ‘‘Company’’ is used), develops, owns, and operates assisted living residences. As of November 30, 2003, the Successor Company operated and managed 332 residences located throughout the United States with approximate capacity to accommodate 15,300 residents.

On January 22, 2003, the Predecessor Company Alterra Healthcare Corporation (hereinafter referred to as the Predecessor Company) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware in Wilmington (the Bankruptcy Court) (Case No. 03-10254). All other subsidiaries or affiliates of the Predecessor Company were excluded from the proceeding and continued to conduct business in the ordinary course. The Predecessor Company remained in possession of its assets and properties and continued to operate its business as a debtor-in-possession under the jurisdiction and the orders of the Bankruptcy Court.

In conjunction with its Chapter 11 Filing, the Predecessor Company secured a $15.0 million debtor-in-possession (the DIP) credit facility from affiliates of certain principal holders of the Predecessor Company’s payment-in-kind securities issued in the summer of 2000.

On February 4, 2003, the Office of the U.S. Trustee for the District of Delaware appointed an official committee of unsecured creditors in the Bankruptcy Case (the Creditors Committee).

On March 18, 2003, upon application of the American Stock Exchange (AMEX), the Securities and Exchange Commission struck the Predecessor Company’s common stock and other securities from listing and registration on the AMEX.

On March 27, 2003, the Predecessor Company filed with the Bankruptcy Court a Plan of Reorganization (the Plan) and a Disclosure Statement Accompanying Plan of Reorganization (the Disclosure Statement). Immediately prior to the filing of its Plan and Disclosure Statement, the Company also filed a motion (the Bidding Procedures Motion) with the Bankruptcy Court seeking approval of bidding procedures with respect to the solicitation and selection of a transaction contemplating either (i) the sale of capital stock of the Company to be effective and funded upon the confirmation and effectiveness of the Plan (an Exit Equity Transaction) or (ii) the sale, as a going concern, of all or substantially all of the assets of the Company to be effective and funded upon the confirmation and effectiveness of the Plan (an Asset Sale Transaction, together with an Exit Equity Transaction, referred to herein as a Liquidity Transaction).

On July 22, 2003, the Predecessor Company executed an Agreement and Plan of Merger (Merger Agreement) with FEBC, pursuant to which FEBC would acquire 100% of the common stock of the Company upon emergence from the Chapter 11 bankruptcy proceeding. Pursuant to the Merger Agreement, FEBC would pay the Company $76.0 million of merger consideration, which may be adjusted downward in certain circumstances. FEBC would be capitalized with $76.0 million including (i) a $15.0 million senior loan to FEBC from an affiliate of Fortress Investment Trust II LLC (Fortress), a private equity fund, and (ii) $61.0 million of aggregate equity contributions. Fortress would provide approximately 75% of the equity investment to FEBC and would be entitled to appoint a majority of the directors of the Successor Company Alterra Healthcare Corporation (hereafter referred to as the Successor Company). Emeritus Corporation and NW Select LLC would provide the remaining equity capital to FEBC and would each be entitled to appoint one director. The merger consideration would be used (i) to fund costs of the Company’s bankruptcy and reorganization and to provide for the working capital and other cash needs of the Successor Company and (ii) to fund a distribution to the unsecured creditors. In connection with the execution of the Merger Agreement,

Emeritus and Fortress delivered a Payment Guaranty to the Successor Company pursuant to which Emeritus and Fortress guaranteed up to $6.9 million and $69.1 million, respectively, of the merger consideration.

On July 23, 2003, the Predecessor Company presented FEBC’s Merger proposal as the winning bid at a Bankruptcy Court hearing in accordance with the court-approved bidding procedures. Following the hearing, the Bankruptcy Court entered an order authorizing the Predecessor Company to execute the Merger Agreement and approving the proposed Merger as the highest and best bid at the auction conducted by the Predecessor Company on July 17, 2003.

The Predecessor Company filed an Amended Plan of Reorganization and an Amended Disclosure Statement with the Bankruptcy Court to incorporate the terms and conditions of the Merger. The Amended Disclosure Statement, voting procedures, solicitation package, and ballot forms were approved by the Bankruptcy Court on September 15, 2003. Ballots were mailed September 20, 2003, to those eligible to vote on the amended plan of reorganization. The deadline to return ballots was October 17, 2003, although the Predecessor Company requested permission from the Bankruptcy Court to accept ballots and changed ballots submitted subsequent to the original voting deadline.

On November 26, 2003, the Bankruptcy Court entered an order confirming the Predecessor Company’s Second Amended Plan of Reorganization. The Successor Company emerged on December 4, 2003 (the Effective Date).

Pursuant to the Merger Agreement, the maximum distribution to holders of unsecured claims is approximately $23 million (which includes payments pursuant to settlement agreements with holders of deficiency claims), which was to be adjusted pursuant to the Merger Agreement based on working capital and the cash requirements of the Plan through the Effective Date. Certain liabilities deemed subject to compromise may have been subsequently repaid by the Successor Company, pursuant to the Plan. The following liabilities deemed subject to compromise were eliminated as of the Effective Date of the Successor Company’s emergence (in thousands):

Accounts payable	$7,319
General liability insurance reserve	13,860
Accrued interest on convertible debt and notes payable	24,202
Guaranty liability	58,500
Notes payable	16,008
Short-term notes payable	420
Payment-in-kind debentures	253,892
Original debentures	187,248
Mortgage payable and accrued interest	54,682
Redeemable preferred stock	6,226
Total liabilities subject to compromise	$622,357

The aggregate net costs resulting from reorganization of the business have been reported in the Consolidated Statements of Operations separately as reorganization items. For the eleven months ended November 30, 2003, the following reorganization items were incurred (in thousands):

Legal and consulting fees	$13,899
Lender settlements	9,401
Accrued employee retention plan costs	2,967
Bankruptcy administration costs	2,430
Total	$28,697

(2)	Fresh Start Accounting

On the Effective Date, the Successor Company adopted fresh start accounting pursuant to the guidance provided by the American Institute of Certified Public Accountant’s Statement of Position

(SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. For financial reporting purposes, the Successor Company adopted the provisions of fresh start accounting effective December 1, 2003. In accordance with the principles of fresh start accounting, the Successor Company has adjusted its assets and liabilities to their ‘‘fair values’’ as of December 1, 2003. The Successor Company’s reorganization value was determined to be equal to the cash amount paid for all of the outstanding common stock of the Successor Company plus the post emergence liabilities existing at the reorganization date. To the extent the fair value of its tangible and identifiable intangible assets net of liabilities exceeded the reorganization value, the excess was recorded as a reduction of the amounts allocated to property and equipment. The net effect of all fresh start accounting adjustments resulted in an expense of $39.4 million, which is reflected in the Predecessor Company’s financial results for the 11 months ended November 30, 2003.

The amounts recorded in the consolidated balance sheet of the Predecessor Company were materially changed with the implementation of fresh start accounting. Consequently, the consolidated balance sheet of the Successor Company is not comparable to that of the Predecessor Company, principally due to the adjustment of property and equipment, deferred financing costs, deferred gains, supply inventory, goodwill, long-term debt, discharge of liabilities subject to compromise, and the recapitalization of the Successor Company.

The effects of the application of fresh start accounting on the Predecessor Company’s preconfirmation Condensed Consolidated Balance Sheet are as follows:

ALTERRA HEALTHCARE CORPORATION

REORGANIZED CONDENSED CONSOLIDATED BALANCE SHEET
December 1, 2003
(In thousands)

	Predecessor Company							Successor Company
	November 30, 2003	Debt discharge		New capital		Fresh start adjustments		December 1, 2003
Assets
Current assets:
Cash and cash equivalents	$11,925	—		76,000	(b)	(29,953	)(b)	57,972
Accounts receivable, net	8,014	—		—		—		8,014
Assets held for sale	30,683	—		—		21,854	(c)	52,537
Prepaid expenses and supply inventory	24,679	—		—		(9,233	)(d)	15,446
Other current assets	8,919	—		—		(38	)(e)	8,881
Total current assets	84,220	—		76,000		(17,370)		142,850
Property and equipment, net	385,232	—		—		7,066		392,298
Goodwill, net	32,257	—		—		(32,257	)(g)	—
Other assets	36,020	—		—		(18,464	)(h)	17,556
Total assets	$537,729	—		76,000		(61,025)		552,704
Liabilities and Stockholders’ Equity
Current liabilities:
Current installments of long-term obligations	$207,027	—		—		(138,076	)(i)	68,951
Current debt maturities on assets held for sale	27,157	—		—		22,057	(i)	49,214
Short-term notes payable	4,595	—		—		(4,595	)(j)	—
Accounts payable	4,763	—		—		117	(e)	4,880
Accrued expenses	86,593	—		—		(11,816	)(k)	74,777
Other liabilities	12,381	—		—		—		12,381
Total current liabilities	342,516	—		—		(132,313)		210,203
Long-term obligations, less current installments	152,950	—		—		111,306	(i)	264,256
Other long-term liabilities	2,900	—		—		(655	)(e)	2,245
Liabilities subject to compromise	622,357	(622,357	)(a)	—		—		—
Total liabilities	1,120,723	(622,357)		—		(21,662)		476,704
Stockholders’ equity (deficit)	(582,994)	622,357		76,000(b	)	(39,363)		76,000
Total liabilities and stockholders’ equity	$537,729	—		76,000		(61,025)		552,704

Adjustments reflected in the Reorganized Condensed Consolidated Balance Sheet are as follows:

(a)	Liabilities subject to compromise are eliminated in accordance with the confirmed Plan.

(b)	Cash activity includes receipt of $76.0 million of merger proceeds from FEBC reduced by repayment of the $14.9 million DIP credit facility and lender settlements in accordance with the confirmed Plan.

(c)	Assets held for sale are adjusted to reflect their estimated fair value and include reclassifications from property and equipment to include those assets pending disposition in accordance with the confirmed Plan.

(d)	Supply inventory is adjusted to reflect the Successor Company’s accounting policy.

(e)	Other assets and liabilities and accounts payable have been adjusted to reflect their estimated fair value.

(f)	Net property and equipment have been adjusted to reflect their estimated fair value, reduced by negative reorganization value, and include reclassifications of assets held for sale.

(g)	Goodwill has been eliminated pursuant to fresh start accounting.

(h)	Deferred financing and lease costs and deferred loss on sale/leaseback were eliminated in accordance with the confirmed Plan.

(i)	Current installments of long-term obligations, current debt maturities on assets held for sale, and long-term obligations have been adjusted to reflect their estimated fair value and have been reclassified to reflect appropriate classifications as of December 1, 2003. Additionally, in accordance with the confirmed Plan, the $14.9 million DIP credit facility was repaid and $10.1 million of notes payable were issued to replace the $9.4 million reserve for JV settlements discussed below in (k).

(j)	Short-term notes payable were repaid with a portion of the merger proceeds in accordance with the confirmed Plan.

(k)	Adjustments to accrued expenses include the repayment of lender settlements from the Merger proceeds and the replacement of the $9.4 million JV settlement reserve with $10.1 million of notes payable as discussed in (i) above in accordance with the confirmed Plan, offset by certain accruals required for bankruptcy administration costs.

(3)	Summary of Significant Accounting Policies

(a)	Business

Alterra Healthcare Corporation develops, owns and operates assisted living residences. As of December 31, 2002, the Company operated and managed 332 residences located throughout the United States with approximate capacity to accommodate 15,300 residents.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Results of operations of the majority-owned subsidiaries are included from the date of acquisition. All significant intercompany balances and transactions with such subsidiaries have been eliminated in the consolidation. Investments in other affiliated companies in which the Company has a minority ownership position are accounted for on the equity method.

(c)	Use of Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(d)	Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and application has not had a material effect on the Company’s financial statements.

In December 2003, the FASB issued a revised Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities. This interpretation provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company’s financial statements if it meets certain criteria as defined in the interpretation. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46R is effective immediately for interests in an entity subject to this interpretation created after December 31, 2003; otherwise, this interpretation is to be applied by the beginning of the first annual period beginning after December 31, 2004. The Corporation early adopted FIN 46R on September 30, 2003. Adoption did not have a material affect on the consolidated financial statements.

(e)	Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents for purposes of the consolidated financial statements.

(f)	Supply Inventory

The Successor Company adopted a policy to expense supply inventory in the period in which the purchases are made. The Predecessor Company capitalized supply inventory associated with newly opened residences. In accordance with the confirmed Plan, all supply inventory was eliminated through fresh start accounting. The Company believes expensing supplies will not materially affect results of operations in future periods.

(g)	Long-lived Assets

Property and equipment are stated at historical cost net of accumulated depreciation for the Predecessor Company. Property and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Buildings and improvements are depreciated over 40 years, leasehold improvements over 13 years, and furniture, fixtures, and equipment are depreciated over 3 to 7 years. Maintenance and repairs are expensed as incurred. The carrying value of residences owned and operated under capital leases are periodically evaluated for impairment on the established undiscounted cash flows including the residual value of the properties. An impairment loss is recognized when the present value of estimated cash flows, including the estimated residual value, is less than the carrying amount.

Goodwill of the Company represented the costs of acquired net assets in excess of their fair market values. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Under the transitional provisions of SFAS No. 142, the Company identified its reporting units and performed impairment tests on the net goodwill associated with each of these reporting units. The fair value of the owned reporting units was determined by estimating the terminal value of the future cash flows. The fair value of the leased reporting units was determined by estimating the present value of the cash flows for the life of the lease. Based on this impairment testing, the Company recorded an impairment loss of $54.7 million in the first quarter of 2002, of which $8.8 million is associated and reported with those residences classified as discontinued operations. The impairment loss has been recorded as a cumulative effect of change in accounting principle and as loss on discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2002. As of December 31, 2002, the Company performed its annual impairment test required by the provisions of SFAS No. 142 and an additional impairment loss of $9.5 million was identified based on revised cash flow projections. The $9.5 million annual impairment loss has been recorded in other expenses in the accompanying consolidated statements of operations for the year ended December 31, 2002. As of November 30, 2003, the Company had recorded $32.2 million of goodwill. In accordance with fresh start accounting principles, the Predecessor Company’s goodwill was eliminated effective December 1, 2003.

(h)	Assets Held For Sale

Property and equipment held for sale are carried at the lower of cost or estimated fair value less costs to sell. Depreciation and amortization are suspended during the period the assets are classified as held for sale.

(i)	Deferred Financing Costs

Financing costs related to the issuance of debt are capitalized and included in other assets and are amortized to interest expense using the effective-interest method over the term of the related debt. As of December 1, 2003, approximately $15.4 million of net deferred financing costs have been eliminated through fresh start accounting.

(j)	Revenue

Resident service fees including move-in fees are recognized when services are rendered and are reported at net realizable amounts. Management fees are recognized in the month in which services are performed based on the terms of the management agreements in place for managed residences owned by third parties and, for the Predecessor Company only, those operated under unconsolidated joint venture arrangements. Management fees are generally earned based on a percentage of the residence’s revenues.

Miscellaneous revenue includes fees from the beauty shop, pharmacy, incontinence care program, and vending machine revenue.

(k)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When it has been determined that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

(l)	Stock Options

For financial reporting purposes, the Predecessor Company applied the intrinsic value method of APB Opinion No. 25 in accounting for stock options and, accordingly, compensation cost has been recognized only for stock options granted below fair market value. Had the Predecessor Company determined compensation cost based on the fair value method prescribed by SFAS No. 123 the Predecessor Company’s net income would have decreased or net loss would have increased as follows (in thousands):

	11 Months Ended November 30, 2003	Year Ended December 31, 2002
Net income (loss) as reported	$488,928	(222,002)
Compensation expense under the fair value based method	(37)	(40)
Proforma net income (loss)	$488,891	(222,042)

There were no options granted in 2003 or 2002.

(m)	Reclassifications

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

(4)	Joint Venture Activity

The Predecessor Company entered into the following joint venture settlements during 2002:

•	In January 2002 the Company closed on the buyout of joint venture partner interests in one residence with an aggregate capacity of 42 residents in connection with a modification and settlement agreement with one investor group. The Company paid $600,000 in consideration for these acquired interests.

•	In October 2002 the Company closed on the buyout of joint venture partner interests in one residence with an aggregate capacity of 40 residents. In consideration for the acquired interests the Company paid $800,000 in cash and issued a $1.0 million note.

•	In December 2002 the Company entered into an agreement with one joint venture partner pursuant to which the Company agreed to purchase all the remaining joint venture interests not held by the Company in eight residences and to acquire promissory notes previously issued by the Company aggregating approximately $3.6 million in exchange for the issuance of a five year promissory note for $7.2 million from the Company. This settlement was effective with the Plan confirmation and the consummation of the merger.

The Company entered into the following joint venture settlements during 2003:

•	In October 2003 the Company entered into an agreement with the Company’s remaining joint venture partner group pursuant to which the Company agreed to purchase all of the remaining joint venture interests not held by the Company in 32 residences and to secure the release of the Company with respect to all claims held by these joint venture partners. Pursuant to this settlement agreement approved by the Court, the limited partners are entitled to receive from the Company an aggregate of $2.9 million of five-year promissory notes. This settlement was effective with the Plan confirmation and consummation of the merger.

(5)	Assets Held for Sale

The Predecessor Company previously adopted a plan to dispose of or terminate leases on 143 residences with an aggregate capacity of 6,499 residents and 33 parcels of land. Residences included in the disposition plan were identified based on an assessment of a variety of factors, including geographic location, residence size, operating performance, and creditor negotiations.

The Predecessor Company has recorded an impairment loss on its properties held for sale whenever their carrying value cannot be fully recovered through the estimated cash flows, including net sale proceeds. The amount of the impairment loss recognized is the difference between the residence’s carrying value and the residence’s estimated fair value less costs to sell. The Company’s policy is to consider a residence to be held for sale when the Company has committed to a plan to sell such residence and active marketing activity has commenced or it is expected to commence in the near term. During the year ended December 31, 2002, the Predecessor Company recognized an impairment loss of $12.9 million and reclassified as held for sale 19 residences included as part of executed deed in lieu restructuring agreements and six leased residences with pending sales. The impairment loss and revenues and expenses of those residences classified as held for sale subsequent to January 1, 2002 have been recorded as discontinued operations in the consolidated statements of operations.

As of November 30, 2003, 21 residences and five land parcels are held for sale. Assets held for sale principally comprises current assets and liabilities and net property and equipment. The corresponding mortgage liability is recorded in current debt maturities on assets held for sale. The Company expects to sell these residences and land parcels within twelve months of the date they are designated as held for sale.

The following table represents condensed operating information included in the loss on discontinued operations of the Consolidated Statements of Operations of the Company (in thousands):

	11 Months Ended November 30, 2003	Fiscal Year Ended December 31, 2002
Operating loss	$(1,824)	(8,559)
Impairment charges	(5,213)	(12,942)
Guaranty liability	—	(58,500)
Net asset write off of former subsidiary	—	(24,060)
Gain (loss) on debt extinguishment	—	5,954
Loss on sale or disposal of residences	(25,896)	(9,826)
Cumulative effect of change in accounting principle	—	(8,829)
Loss on discontinued operations	$(32,933)	(116,762)

There are a number of factors that may affect the timing of a sale and the sale price that will ultimately be achieved for these residences, including, among other things, the following: potential increased competition from any other assisted living residences in the area, the relative attractiveness of assisted living residences for investment purposes, interest rates, the actual operations of the residence, and the ability to retain existing residents and attract new residents. As a result, there is no assurance as to what price will ultimately be obtained upon a sale of these residences or the timing of such a sale. The estimated fair value of the assets held for sale is reflected in current assets and the outstanding debt related to the assets held for sale is reflected in current liabilities on the consolidated balance sheets.

(6)	Property and Equipment

As of December 31, 2002, property and equipment comprises the following (in thousands):

2002
Land and improvements	$61,490
Buildings and leasehold improvements	444,880
Furniture, fixtures, and equipment	88,457
Total property and equipment	594,827
Less accumulated depreciation and amortization	(102,702)
Property and equipment, net	$492,125

At December 31, 2002, property and equipment includes $88.3 million of buildings and improvements held under capital and financing leases. The related accumulated amortization totaled $8.7 million at December 31, 2002.

(7)	Unconsolidated Affiliates and Managed Residences

The Company managed certain residences operated by joint ventures in which it either had no ownership or a minority ownership position, typically less than 10%. As of December 31, 2002, the Company owned minority equity interests in entities owning or leasing (and also managed) 18 residences. Substantially all the earnings of these unconsolidated residences are included in the consolidated statements of operations. Effective September 30, 2003, the Predecessor Company early adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, and based on an evaluation of the Company’s unconsolidated joint ventures, the residences operating under those joint ventures have been consolidated. Included in other current assets of the Company’s balance sheet are net investment in and advances to affiliates of $1.7 million as of December 31, 2002.

The results of operations of these unconsolidated and managed residences operating under joint venture arrangements for 11 months ended November 30, 2003 and 2002 are as follows (in thousands):

	11 Months Ended November 30, 2003	Fiscal Year Ended December 31, 2002
Resident service fees	$14,872	41,586
Residence operation expenses	10,800	30,337
Residence profit	4,072	11,249
Management fee expense	704	2,311
Financing expense	3,603	8,338
(Loss) income before tax	$(235)	600

Financing expense on these residences includes $3.8 million and $13.8 million of lease and mortgage expense in 2003 and 2002 respectively, which represents lease income to the Company from these residences through September 30, 2003.

The Company also manages certain other residences, including residences managed as a result of the transfer of title to all the stock of its subsidiary to a third party. As of November 30, 2003 and 2002, the Company managed 17 and 29 residences, respectively.

(8)	Restricted Cash and Investments

Restricted cash and investments consist of debt service reserves with interest rates ranging from 1% to 3% and maturities ranging from one to twelve months.

(9)	Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, ‘‘Goodwill and Other Intangible Assets,’’ having a required effective date for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 effective January 1, 2002.

Supplemental comparative disclosure as if the change had been retroactively applied to the prior period is as follows (in thousands):

	11 Months Ended November 30, 2003	Fiscal Year Ended December 31, 2002
Reported income (loss) from continuing operations before cumulative effect of change in accounting principle	$521,861	(59,374)
Add: Goodwill amortization	—	—
Adjusted net income (loss) from continuing operations before cumulative effect of change in accounting principle	$521,861	(59,374)

(10)	Other Assets

Other assets comprises the following at December 31, 2002 (in thousands):

2002
Deferred financing costs, net	$18,710
Lease security deposits	7,443
Deposits and other	7,356
Total other assets	$33,509

(11)	Long-term Debt, Capital Leases, Redeemable Preferred Stock, and Financing Obligations

Long-term debt, redeemable preferred stock, capital leases, and financing obligations comprises the following at December 31, 2002 (in thousands):

2002
5.25% convertible subordinated debentures due December 15, 2002, originally callable by the Company on or after December 31, 2000	$112,043
7.00% convertible subordinated debentures due June 1, 2004, originally callable by the Company on or after June 15, 2000	40,355
6.75% convertible subordinated debentures due June 30, 2006, originally callable by the Company on or after July 15, 2000	34,850
9.75% Series A convertible debentures due May 31, 2007, originally callable by the Company on or after May 31, 2003	42,500
9.75% Series B convertible debentures due May 31, 2007, originally callable by the Company on or after May 31, 2003	155,167
9.75% Series C convertible debentures due May 31, 2007, originally callable by the Company on or after May 31, 2003	54,762
Total convertible debt	439,677
Mortgages payable, due from 2004 through 2037; weighted average interest rate of 6.46%	131,719
Capital and financing lease obligation payable through 2020; weighted average interest rate of 11.48%	76,967
Serial and term revenue bonds maturing serially from 2003 through 2013; interest rate of 7.34%	3,405
Notes payable to former joint venture partners through 2008; interest rates of 9.0%	15,286
Capital leases, financing obligations and mortgage payable in default and subject to acceleration; interest rates from 4.35% to 8.0%	306,253
Total long-term obligations	973,307
Less current installments and debt maturities on assets held for sale	801,797
Total long-term obligations, less current installments	$171,510

Certain of the Company’s debt agreements require the Company to maintain financial ratios, including a debt service coverage ratio and occupancy ratio. As of November 30, 2003 the Company had obtained waivers for all past defaults.

As of December 31, 2002, the Company was in violation of various covenants with several of its credit facilities. As the Company’s principal credit, lease, and other financing facilities were cross-defaulted to a material default occurring under other credit, lease, or financing facilities, a payment default by the Company under one such facility resulted in the Company being in default under other such facilities. Obligations in the amount of $306.2 million were classified as current liabilities at December 31, 2002 because the applicable lenders had the right to accelerate their loans due to the existence of a default.

The Mortgages payable are collateralized by security agreements on property and equipment guarantees by the Company. In addition, certain security agreements require the Company to maintain collateral and debt reserve funds. These funds are recorded as restricted cash and long-term investments.

The Company leases property and equipment with net book values of $88.3 million at December 31, 2002, through various capital and financing leases. See note 18 for further information.

Unsecured notes payable outstanding to former joint venture partners total $15.3 million at December 31, 2002. See note 4 for further information.

In 2000, the Company completed a financing transaction in which it issued $173.0 million of convertible debentures and convertible preferred shares to several investors, including affiliates of the Company. The securities issued were initially convertible at $4.00 per share, bear a 9.75% semi-annual payment-in-kind (PIK) coupon or dividend, and have a seven-year maturity. The Company could call the securities at any time after three years if the trading price of the Company’s Common Stock averaged at least $8.00 for the preceding 30 trading days. This initial closing contemplated that the Company had the option to issue up to an additional $29.9 million of these debentures within 180 days following the May 31, 2000 closing. The Company recorded a gain on the early extinguishment of debt of $8.5 million related to its retirement of $41.4 million of convertible debt in the initial closing. On August 10, 2000, the Company exercised its option to issue the additional $29.9 million of securities, thereby increasing the overall financing transaction to a total of $203.0 million (the May 31, 2000 and August 10, 2000 closings are referred to together as the 2000 Equity-Linked Transaction). The securities issued in this transaction include the following:

(a)	Series A Stock

1,250,000 shares of the Series A Stock were sold for the stated value, $4.00 per share, representing aggregate proceeds of $5 million.

(b)	Series A Debentures

The $42.5 million original aggregate principal amount of 9.75% Series A convertible pay-in-kind debentures due May 31, 2007 bore PIK interest at 9.75% per annum payable semi-annually in the form of additional Series B debentures on January 1 and July 1 of each year.

(c)	Series B Debentures

The $112.6 million original aggregate principal amount of 9.75% Series B convertible pay-in-kind debentures due May 31, 2007 bore PIK interest at 9.75% per annum payable semi annually in the form of additional Series B debentures on January 1 and July 1 of each year.

(d)	Series C Debentures

The $42.8 million original aggregate principal amount of 9.75% Series C convertible pay-in-kind debentures due May 31, 2007 bore PIK interest at 9.75% per annum payable semi-annually in the form of additional Series C debentures on January 1 and July 1 of each year.

(12)	Short-term Notes Payable

In 2001, the Predecessor Company obtained a $7.5 million Bridge Loan that had an initial six-month term, was secured by first mortgages on several residences, and originally bore interest at an escalating interest rate, commencing at 10% per annum. At the Company’s election, the Bridge Loan was extended by an additional six months whereupon the Bridge Loan became convertible into convertible subordinated debentures of the Company having rights and terms substantially similar to the Series B 9.75% pay-in-kind convertible debentures, but having a conversion price equal to $75 per share of Series B preferred stock (a Common Stock equivalent price of $0.75 per share). The bridge lenders were entitled to participate in any transaction involving the issuance by the Company of equity or equity-linked securities during the term of the Bridge Loan. Effective March 1, 2002, the Company entered into an amendment with the bridge lenders that fixed the interest rate on the Bridge Loan at 9.0% per annum and extended the maturity date for the Bridge Loan to January 5, 2003.

(13)	Accrued Expenses

Accrued expenses comprise the following at December 31, 2002 (in thousands):

2002
Accrued salaries and wages	$13,520
Accrued interest	30,440
General liability insurance reserve	20,098
Accrued property taxes	6,373
Accrued vacation	4,751
Accrued workers compensation expense	955
Reserve for loss on joint venture settlements	9,407
Accrued professional fees related to bankruptcy administration	766
Other	5,841
Total accrued expenses	$92,151

The Company is self-insured or retains a portion of the exposure for losses related to workers compensation, healthcare benefits, and general liability costs. The reserves as of December 31, 2002 are based on claims filed and an actuarial estimate of expected losses.

(14)	Stockholders’ Equity

On December 10, 1998, the Company entered into a Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, pursuant to which it declared and paid a dividend of one preferred share purchase right (a Right) for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $0.01 par value per share (the Preferred Shares), of the Company at a price of $130.00 per one one-hundredth of a Preferred Share.

(15)	Stock Options

Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. Generally, stock options had 10-year terms, vested 25% per year, and would become fully exercisable after four years from the date of grant. At December 31, 2002, 1,371,460 shares were available for grant under the Stock Option Plan. There were no options granted or exercised during 2003.

Stock option activity during the years ended December 31, 2002 was as follows:

	Number of shares	Weighted Average Exercise Price
Balance at December 31, 2000	965,187	$12.65
Granted	1,000,000	1.31
Exercised	—	—
Forfeited	267,170	14.06
Balance at December 31, 2001	1,698,017	5.75
Granted	—	—
Exercised	—	—
Forfeited	569,477	1.31
Balance at December 31, 2002	1,128,540	$7.04

Stock options outstanding at December 31, 2002 are as follows:

Range of Exercise Prices	Number Outstanding at December 31, 2002	Average Remaining Contractual Life	Weighted Average Price	Number Exercisable at December 31, 2002	Weighted Average Price
$0.09 - 1.40	501,229	6.0	$1.31	167,896	$1.30
1.40 - 8.69	354,313	4.2	5.80	324,249	5.81
8.70 - 17.94	55,807	4.4	15.66	55,807	15.66
17.95 - 20.81	190,895	6.0	18.80	189,517	18.81
20.82 - 29.56	26,296	5.3	29.34	26,296	29.34
Total	1,128,540	5.2	$7.04	763,765	$9.57

(16)	Income Taxes

The components of the provision for income taxes for the period ended November 30, 2003 and year ended December 31, 2002, are as follows (in thousands):

	11 Months Ended November 30, 2003	Fiscal Year Ended December 31, 2002
Income tax expense (benefit):
Current:
Federal	$—	$—
State	119	100
Total current	119	100
Deferred:
Federal	—	—
State	—	—
Total deferred	—	—
Total	$119	$100

Deferred tax assets and liabilities consist of the following at December 31, 2002 (in thousands):

2002
Deferred tax assets:
Net operating loss carryforwards	$163,566
Development write-off	2,250
Building reserve	27,352
Accrued expenses	12,593
Investment in unconsolidated affiliates	1,017
Loss contingency	22,815
Other	741
Total deferred tax assets	230,334
Less valuation allowance	(218,899)
Deferred tax assets, net of valuation allowance	$11,435
Deferred tax liabilities:
Property and equipment	$4,550
Deferred gain on sale/leaseback	5,170
Other	1,715
Deferred tax liabilities	$11,435

During 2000, a valuation allowance was established because the Company was uncertain that such deferred tax assets in excess of the applicable reversing deferred tax liabilities would be realized in future years. The valuation allowance established to reduce deferred tax assets as of December 31, 2002 was $218.9 million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The effective tax rate on income before income taxes varies from the statutory Federal income tax rate as follows:

	11 Months Ended November 30, 2003	Fiscal Year Ended December 31, 2002
Statutory rate	35.0%	35.0%
State taxes, net	4.0	4.0
Valuation allowance	(59.4)	(25.9)
PIK interest	—	(4.1)
Stock transfer	23.6	(7.1)
Other	(3.3)	(1.9)
Effective rate	(0.1)%	0.0%

The Company has approximately $419.4 million of regular net operating loss carryforwards at December 31, 2002. Any unused net operating loss carryforwards will expire commencing in years 2007 through 2022. As a result of the emergence from bankruptcy, the net operating loss carryforwards were reduced to $116.6 million. These net operating loss carryforwards are subject to limitations under Section 382 of the Internal Revenue Code.

(17) Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

(a)	Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of those instruments.

(b)	Restricted Cash

The carrying amount approximates fair value because of the short maturity of the underlying investments. Restricted cash is classified as such because it is restricted as collateral for lease arrangements and debt service reserves.

(c)	Short-term Notes Payable, Mortgages Payable, Convertible Subordinated Debentures Payable

The carrying amount of short-term notes payable approximates fair value because of the short maturity of those instruments.

The carrying amount of mortgages payable and financing obligations approximates fair value because the stated interest rates approximate fair value.

The fair value of the Company’s convertible subordinated debentures is estimated based on quoted market prices. At December 31, 2002, the Company’s convertible subordinated debentures had a book value of $187.3 million.

(18)	Sale Leasebacks, Lease Commitments and Contingencies

Pursuant to the Merger Agreement, the maximum distribution to holders of unsecured claims is approximately $23 million (which includes payments pursuant to settlement agreements with holders of deficiency claims), which will be adjusted pursuant to the Merger Agreement based on working capital and the cash requirements of the Plan through the Effective Date. Certain creditors of the Company have filed requests for payment with the Bankruptcy Court. Additionally, a number of administrative claims have been filed with the Bankruptcy Court.

The Company has entered into sale/leaseback agreements with certain REITs as a source of financing the development, construction, and to a lesser extent, acquisitions of assisted living residences. Under such agreements, the Company typically sells to the REIT one or more residences at a negotiated value and simultaneous with such sale, the Company enters into a lease agreement for such residences. The initial terms of the leases vary from 10 to 15 years and include aggregate renewal options ranging from 15 to 30 years. The Company is responsible for all operating costs, including repairs, property taxes, and insurance. The annual minimum lease payments are based upon a percentage of the negotiated sales value of each residence. The residences sold in sale/leaseback transactions typically are sold for an amount equal to or less than their fair market value. The leases are accounted for as operating or capital leases with any applicable gain or loss realized in the initial sales transaction being deferred and amortized into income in proportion to rental expense over the initial term of the lease.

During 2002, the Company completed sale/leaseback transactions accounted for as a financing of 12 residences with REITs for an aggregate purchase price of $40.6 million. The proceeds of this refinancing were used principally to retire mortgage loan and accrued interest obligations.

In February 2003, the Company sold 25 residences, extinguished the related debt, and leased back the facilities under an operating lease. The Company also refinanced $6.9 million of debt secured by six residences.

As of November 30, 2003, the Company had six multi-residence portfolios leased from various REITs. These portfolios include an aggregate of 225 residences with an aggregate capacity of 9,609 beds. The Company has entered into restructuring agreements with respect to five of these leased portfolios, including amendments of certain lease covenants and terms and, in three lease facilities, the conversion of individual leases into single master leases. The cash rent due under one lease facility was modified through the application of various deposits held by the landlord to satisfy a portion of the cash rent obligation in the early years of the restructured master lease.

The Company is required by certain REITs to obtain a letter of credit as collateral for leased residences. Outstanding letters of credit at November 30, 2003 and December 31, 2002 were $3.5 million.

In addition to leased residences, the Company leases certain office space and equipment under noncancelable operating leases with remaining initial terms of between 2 and 18 years. Rental expense on all operating leases, including residences, for the 11 month period ended November 30, 2003, and the fiscal year ended December 31, 2002 was $57.8 million, $58.7 million, respectively.

Future minimum lease payments for the next five years and thereafter under noncancelable leases at November 30, 2003, are as follows (in thousands):

	Capital	Operating
2004	$19,410	$59,673
2005	7,728	59,243
2006	7,728	58,548
2007	7,728	55,951
2008	7,728	51,308
Thereafter	142,076	508,828
Total minimum lease payment	192,398	$793,551
Less amount representing interest	115,431
Long-term capital lease obligations	$76,967

The minimum lease payments presented are the base rents at the initial term of the lease. The base rents may increase after the initial year on certain leases by the increase in the consumer price index and for other leases, as a percentage of increased gross revenues of the leased residence, thus the amounts being paid may be greater than the minimum lease payments.

From time to time, the Company is involved in various legal proceedings relating to claims arising in the ordinary course of its business. Neither the Company nor its subsidiaries is a party to any legal proceeding, the outcome of which, individually or in the aggregate, is expected to have a material adverse affect on the Company’s financial condition or results of operations.

(19)	Subsequent Events

An additional nine residences and five land parcels were designated as assets held for sale effective December 1, 2003. In the period from December 1, 2003 to December 31, 2003, nine residences were sold or disposed of and approximately $28.6 million in debt was repaid or was assumed by the buyer.

In January 2004, the Company paid in full $17.1 million of debt outstanding as of December 31, 2003 relating to seven residences.

In January 2004, the Company’s Board of Directors approved a plan to sell an additional 13 residences. These properties are included in property and equipment at December 31, 2003 and have a net book value of $11.3 million. The estimated fair value of these properties exceeds their carrying value.

The Company terminated five residence leases and sold one land parcel subsequent to December 31, 2003. Additionally, pursuant to a prior agreement with one of the Company’s lenders, two residences were foreclosed upon. There was no significant gain or loss associated with these transactions.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Brookdale Senior Living, Inc.

We have audited the accompanying consolidated balance sheet of CMCP – Properties, Inc. (the ‘‘Company’’) as of December 31, 2004, and the related consolidated statements of income, stockholder’s equity, and cash flows for the year then ended and for the period from January 1, 2005 through December 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMCP – Properties, Inc. at December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended and for the period from January 1, 2005 through December 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas
February 14, 2006

CMCP – Properties, Inc.

Consolidated Statements of Income

	Period from January 1, 2005 through December 30, 2005	Year Ended December 31, 2004
Revenue
Rent	$11,446,561	$10,264,866
Rent abatement amortization	(169,835)	(170,292)
Total revenue	11,276,726	10,094,574
Expense
Interest expense:
Borrowings secured by real estate	5,409,460	4,141,909
Issue cost amortization	324,383	325,256
Interest rate cap amortization	43,673	3,165
Line of credit fee	—	1,526
Total interest expense	5,777,516	4,471,856
Depreciation:
Buildings	2,980,587	2,988,620
Furniture, fixtures and equipment	718,066	720,000
Total expenses	9,476,169	8,180,476
Operating income	1,800,557	1,914,098
Other revenue (expense)
Interest on restricted cash	68,222	99,669
Interest expense – Parent	(1,460,044)	(1,676,182)
Management fee to Parent	(60,000)	(60,000)
Other operating expense	(19,084)	(34,158)
Total other revenue (expense)	(1,470,906)	(1,670,671)
Net income	$329,651	$243,427

See accompanying notes to financial statements.

CMCP – Properties, Inc.

Consolidated Balance Sheet

December 31, 2004
Assets
Property:
Land	$16,450,000
Buildings	119,550,497
Furniture, fixtures and equipment	3,600,000
139,600,497
Accumulated depreciation – buildings	(7,975,319)
Accumulated depreciation – furniture, fixtures and equipment	(1,919,998)
129,705,180
Restricted cash:
Principal reserve funds	2,454,157
Interest rate cap reserve funds	264,162
Repair and replacement reserve fund	1,450,000
4,168,319
Receivables and other assets	7,176,299
$141,049,798
Liabilities
Borrowings secured by real estate	$120,001,017
Payable to Parent	15,709,145
Accrued interest payable	115,000
135,825,162
Stockholder’s Equity
Common stock – $0.01 par value; 1,000 shares authorized, issued and outstanding	10
Paid-in capital	5,528,686
Accumulated earnings	216,940
Accumulated other comprehensive loss	(521,000)
5,224,636
$141,049,798

See accompanying notes to financial statements.

CMCP — Properties, Inc.

Consolidated Statements of Stockholder’s Equity

	Common Stock	Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
Balance at December 31, 2003	$10	$5,528,686	$(26,487)	$(233,000)	$5,269,209
Net income	—	—	243,427	—	243,427
Other comprehensive loss	—	—	—	(288,000)	(288,000)
Balance at December 31, 2004	10	5,528,686	216,940	(521,000)	5,224,636
Net income	—	—	329,651	—	329,651
Other comprehensive income	—	—	—	17,000	17,000
Conversion of payable to Parent to paid-in capital	—	10,254,632	—	—	10,254,632
Balance at December 30, 2005	$10	$15,783,318	$546,591	$(504,000)	$15,825,919

See accompanying notes to financial statements.

CMCP – Properties, Inc.

Consolidated Statements of Cash Flows

	Period from January 1, 2005 through December 30, 2005	Year Ended December 31, 2004
Operating activities:
Net income	$329,651	$243,427
Non-cash items:
Amortization of issue costs	324,383	325,256
Depreciation	3,698,653	3,708,620
Amortization of rent abatement	169,835	170,292
Interest rate cap amortization	43,673	3,165
Increase in principal and interest rate cap reserve funds	(1,484,759)	(1,340,989)
Net change in receivables and other assets	297,638	1,326
Increase in accrued interest payable	67,695	19,899
Net cash provided by operating activities	3,446,769	3,130,996
Investing activities:
Net decrease in other restricted cash	1,455,764	5,866,690
Decrease in accounts receivable	777,585	245,295
Net cash provided by investing activities	2,233,349	6,111,985
Financing activities:
Principal payments on borrowings	(225,605)	(205,197)
Decrease in payable to Parent	(5,454,513)	(9,037,784)
Net cash used in financing activities	(5,680,118)	(9,242,981)
Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	$—	$—

See accompanying notes to financial statements.

CMCP – Properties, Inc.

Notes to Consolidated Financial Statements

Note 1 – Business and Sale of Entity

In May 2002 Capstead Mortgage Corporation (‘‘CMC’’ or the ‘‘Parent’’), through its qualified real estate investment trust (‘‘REIT’’) subsidiary, CMCP – Properties, Inc. (‘‘CMCP’’ or the ‘‘Company’’) acquired six ‘‘independent’’ senior living facilities (collectively, the ‘‘Properties’’). The aggregate purchase price of the Properties was $139.7 million, including approximately $3.1 million in closing costs and the assumption by CMCP of $19.7 million of related mortgage debt and $101.1 million of tax-exempt bond debt. The following table summarizes information about the Properties:

Property	Location	Year Opened
Chambrel at Roswell	Roswell, GA	1987
Chambrel at Pinecastle	Ocala, FL	1987
Chambrel at Island Lake	Longwood, FL	1985
Chambrel at Montrose	Akron, OH	1987
Chambrel at Williamsburg	Williamsburg, VA	1987
Chambrel at Club Hill	Garland, TX	1987

The Properties were acquired pursuant to purchase agreements initially negotiated and executed by an affiliate of Brookdale Living Communities, Inc. (collectively with its subsidiaries, ‘‘Brookdale’’) and subsequently assigned to CMCP. Brookdale, an owner, operator, developer and manager of senior living facilities, is a majority-owned affiliate of Fortress Investment Group, LLC. Fortress Investment Group, LLC was affiliated with CMC until July 22, 2003. Concurrent with the acquisition, the Company entered into a long-term ‘‘net-lease’’ arrangement with Brookdale, under which Brookdale is responsible for the ongoing operation and management of the Properties.

On December 30, 2005, CMC sold the stock of CMCP to Brookdale for $57.5 million.

Note 2 – Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CMCP and its subsidiaries. Intercompany balances and transactions have been eliminated. Real estate held for lease and related assets are owned by real estate subsidiaries and pledged to secure related borrowings.

Use of Estimates

The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The straight-line amortization of issue costs is based on the estimated 11 years the tax-exempt bonds are expected to be outstanding. Depreciation on real estate is based on estimates of the useful lives of buildings, furniture, fixtures and equipment, which could be affected by significant adverse events or changes in circumstances and potentially lead to impairment charges.

Real Estate

Land, buildings, furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets (40 years for buildings and five years for furniture, fixtures and equipment).

Should a significant adverse event or change in circumstances occur, management will assess if the real estate has become impaired. Real estate is evaluated for impairment if estimated operating cash flows (undiscounted and without interest charges) over its remaining useful life are less than its net carrying value. If impaired, the difference between net carrying value and fair value (based on standard real estate appraisal techniques) would be included in expense as an impairment charge. No impairment charges have been taken as of December 30, 2005.

Recognition of Rent on Real Estate Held for Lease

Rent is recognized on a straight-line basis over the term of the related lease. Accordingly, a three-month rent abatement at the beginning of the lease has been deferred and is being amortized over the 20-year term of the lease. As of December 31, 2004, the accumulated balance of deferred rent is $3.0 million.

Derivative Financial Instruments

The Company may from time to time acquire derivative financial instruments (‘‘Derivatives’’) for risk management purposes. These may include interest rate floors, swaps and caps, U.S. Treasury futures contracts and options, written options on financial assets or various other Derivatives available in the marketplace that are compatible with the Company’s risk management objectives. Derivatives held are recorded as assets or liabilities at fair value on the Company’s balance sheet. The accounting for changes in fair value of each Derivative held depends on whether it has been designated and qualifies as an accounting hedge, as well as the type of hedging relationship identified.

CMCP has made limited use of Derivatives during the year ended December 31, 2004 and for the period from January 1, 2005 through December 30, 2005. Included in Receivables and other assets are interest rate caps acquired in connection with the 2002 assumption and subsequent refinancing of tax-exempt bonds secured by the Properties (see NOTE 4), which are designated as an accounting hedge with changes in value considered 100% correlated to changes in expected future cash flows of the variable-rate bonds, excluding the effects of time value. Accordingly, changes in fair value are recorded in Accumulated other comprehensive income (loss).

Income Taxes

CMC and its qualified REIT subsidiaries (including the Company) have elected to be taxed as a REIT for federal income tax purposes. As a result, the Company is included in the tax return of CMC for the year ended December 31, 2004 and the period from January 1, 2005 through December 30, 2005. A REIT will generally not be subject to income tax as long as it distributes at least 90 percent of its ordinary taxable income and meets certain other requirements. Accordingly, no provision for income taxes has been made for the Company for the year ended December 31, 2004 and the period January 1, 2005 through December 30, 2005.

Note 3 – Real Estate Held for Lease

The lease arrangement consists of a master lease covering all of the Properties and individual property-level leases (referred to collectively as the ‘‘Lease’’). The Lease has an initial term of 20 years and provides for two 10-year renewal periods. Beginning May 1, 2007, Brookdale will have the option of purchasing all of the Properties from CMCP at the greater of fair value or CMCP’s original cost, after certain adjustments. Brookdale is responsible for paying all expenses associated with the operation of the Properties, including real estate taxes, other governmental charges, insurance, utilities and maintenance, and an amount representing a cash return on CMCP’s equity in the Properties after payment of monthly debt service, subject to annual increases based upon increases (capped at 3%) in the Core Consumer Price Index. Brookdale is responsible for changes in related debt service requirements under the terms of the Lease. The Lease qualifies as an operating lease for financial reporting purposes with future minimum rentals expected for the remainder of the lease as follows (in thousands):

2005	$11,447
2006	11,416
2007	11,416
2008	11,416
2009	11,416
Thereafter	140,793
$197,904

Included in Receivables and other assets at December 31, 2004 was $1.2 million of rent and other receivables due from Brookdale.

Note 4 – Borrowings Secured by Real Estate

The components of Borrowings secured by real estate and related weighted average interest rates (calculated including bond issue cost amortization) were as follows as of December 31, 2004 (dollars in thousands):

	Borrowings Outstanding	Average Rate
Mortgage borrowings	$19,160	7.92%
Tax-exempt bonds	100,841	2.98
	$120,001	3.77

Mortgage borrowings consist of a fixed-rate mortgage secured by one senior living facility that matures in 2009. The tax-exempt bonds are credit-enhanced by Fannie Mae and secured by mortgages on the remaining five senior living facilities. Interest rates on the bonds adjust weekly based on the Bond Market Association Municipal Swap Index (‘‘BMA Index’’). Interest rate cap agreements with notional amounts aggregating $100.8 million, five-year terms, and cap rates equal to a 6% BMA Index, are held to provide funds to pay interest on the bonds in excess of a 6% BMA Index, should that occur. Monthly interest rate cap and principal reserve fund payments are made to the trustee for the purchase of new cap agreements in 2007 and the eventual retirement of the bonds by 2032. Held in escrow by the bond trustee as of December 31, 2004 were a total of $4.2 million in interest rate cap reserves, principal reserves and repair and replacement reserves. Included in Receivables and other assets are $2.9 million in bond issue costs net of $682,000 in accumulated amortization. Amortization expense over the next five years is estimated to be $325,000 per year.

Weighted average effective interest rates for Borrowings secured by real estate (calculated including bond issue cost amortization) were 4.82% and 3.71% during the period from January 1, 2005 through December 30, 2005 and the year ended December 31, 2004, respectively. Related interest paid totaled $5.8 million and $4.5 million during the period from January 1, 2005 through December 30, 2005 and the year ended December 31, 2004, respectively. As of December 31, 2004, future maturities and principal reserve fund requirements for these borrowings were as follows (in thousands):

2005	$1,513
2006	1,617
2007	1,730
2008	1,850
2009	19,831
Thereafter	91,024
$117,565

Note 5 – Management Agreement

Pursuant to a management agreement, CMC administers the day-to-day operations of the Company. CMC is at all times subject to the supervision of the Company’s Board of Directors and has only such functions and authority as the Company delegates to it. CMC receives an annual basic management fee of $60,000 per year ($10,000 per property). The agreement is nonassignable except by consent of the Company and CMC. The agreement may be terminated without cause at any time upon 90 days written notice. In addition, the Company has the right to terminate the agreement upon the happening of certain specified events, including a breach by CMC of any provision contained in the agreement which remains uncured for 30 days after notice of such breach and the bankruptcy or insolvency of CMC.

CMC is required to pay employment expenses of its personnel (including salaries, wages, payroll taxes, insurance, fidelity bonds, temporary help and cost of employee benefit plans), and other office expenses, travel and other expenses of directors, officers and employees of CMC. The Company is required to pay all other expenses of operation (as defined in the agreement).

Note 6 – Payable to Parent

On January 1, 2004, the Company signed a $30 million revolving subordinated promissory note with CMC under which interest accrued on amounts payable based on the annual federal short-term rate as published by the Internal Revenue Service. This note matured January 1, 2005 and was renewed for another year. Interest of $1.5 million and $1.7 million was paid during 2005 and 2004, respectively. The note, with a balance of $10.3 million, was capitalized prior to the sale of the Company on December 30, 2005.

Note 7 – Stockholder’s Equity

CMC was the sole stockholder of the Company until the Company was sold to Brookdale on December 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
American Retirement Corporation:

We have audited the accompanying consolidated balance sheets of American Retirement Corporation and subsidiaries (the Company) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Retirement Corporation and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Nashville, Tennessee
February 24, 2006

AMERICAN RETIREMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	March 31,	December 31,
	2006	2005	2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$84,245	$40,771	$28,454
Restricted cash	21,824	18,554	25,270
Accounts receivable, net of allowance for doubtful accounts	27,227	24,480	16,175
Inventory	1,442	1,389	1,364
Prepaid expenses	4,594	3,346	2,667
Deferred income taxes	9,378	9,795	5,645
Other current assets	12,524	15,790	8,490
Total current assets	161,234	114,125	88,065
Restricted cash, excluding amounts classified as current	10,746	9,881	24,864
Land, buildings and equipment, net	558,257	551,298	496,297
Notes receivable	33,234	32,865	18,563
Deferred income taxes	45,231	45,234	—
Goodwill	36,463	36,463	36,463
Leasehold acquisition costs, net of accumulated amortization	21,346	21,938	29,362
Other assets	78,570	67,670	55,636
Total assets	$945,081	$879,474	$749,250
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$7,437	$11,978	$10,372
Current portion of capital lease and lease financing obligations	16,946	16,868	16,474
Accounts payable	5,825	4,902	5,937
Accrued payroll and benefits	10,169	12,599	10,125
Accrued property taxes	6,629	8,653	8,872
Other accrued expenses	9,899	12,428	9,023
Other current liabilities	8,568	9,072	8,505
Tenant deposits	4,566	4,563	4,804
Refundable portion of entrance fees	85,434	85,164	79,148
Deferred entrance fee income	37,591	38,407	33,800
Total current liabilities	193,064	204,634	187,060
Long-term debt, less current portion	117,591	134,605	125,584
Capital lease and lease financing obligations, less current portion	156,281	160,549	182,652
Deferred entrance fee income	125,112	122,417	111,386
Deferred gains on sale-leaseback transactions	86,392	89,012	98,876
Deferred income taxes	—	—	4,163
Other long-term liabilities	24,692	24,186	19,615
Total liabilities	703,132	735,403	729,336
Minority interest	12,330	11,316	14,213
Commitments and contingencies (See notes)
Shareholders' equity:
Preferred stock, no par value; 5,000,000 shares authorized, no shares issued or outstanding	—	—	—
Common stock, $.01 par value; 200,000,000 shares authorized, 35,286,257 (unaudited), 31,751,575 and 25,636,429 shares issued and outstanding, respectively	350	315	252
Additional paid-in capital	315,194	225,476	168,092
Accumulated deficit	(85,925)	(90,727)	(160,425)
Deferred compensation, restricted stock	—	(2,309)	(2,218)
Total shareholders' equity	229,619	132,755	5,701
Total liabilities and shareholders' equity	$945,081	$879,474	$749,250

See accompanying notes to consolidated financial statements.

AMERICAN RETIREMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Revenues:
Resident and health care	$127,786	$116,653	$488,383	$443,443	$396,307
Management and development services	1,224	500	3,528	1,882	1,522
Reimbursed expenses	2,083	802	3,089	2,284	2,148
Total revenues	131,093	117,955	495,000	447,609	399,977
Costs and operating expenses:
Cost of community service revenue, exclusive of depreciation expense presented separately below	83,454	78,301	326,504	300,797	280,808
Lease expense	15,333	15,510	60,936	60,076	46,484
Depreciation and amortization, inclusive of general and administrative depreciation and amortization of $364 (unaudited), $943 (unaudited), $1,925, $1,990, and $1,728, respectively	9,407	9,271	36,392	31,148	26,867
Amortization of leasehold acquisition costs	592	699	2,567	2,917	2,421
Loss (gain) on disposal or sale of assets	84	12	709	(41)	(23,153)
Reimbursed expenses	2,083	802	3,089	2,284	2,148
General and administrative	9,942	6,591	30,327	28,671	25,410
Total costs and operating expenses	120,895	111,186	460,524	425,852	360,985
Income from operations	10,198	6,769	34,476	21,757	38,992
Other income (expense):
Interest expense	(4,270)	(3,557)	(15,815)	(31,477)	(53,570)
Interest income	1,626	720	4,364	2,783	2,762
Other	(214)	139	192	447	132
Other expense, net	(2,858)	(2,698)	(11,259)	(28,247)	(50,676)
Income (loss) before income taxes and minority interest	7,340	4,071	23,217	(6,490)	(11,684)
Income tax expense (benefit)	2,714	1,375	(47,530)	2,421	2,661
Income (loss) before minority interest	4,626	2,696	70,747	(8,911)	(14,345)
Minority interest in losses (earnings) of consolidated subsidiaries, net of tax	176	(71)	(1,049)	(2,406)	(1,789)
Net income (loss)	$4,802	$2,625	$69,698	$(11,317)	$(16,134)
Basic earnings (loss) per share	$0.14	$0.09	$2.29	$(0.48)	$(0.88)
Dilutive earnings (loss) per share	$0.14	$0.09	$2.17	$(0.48)	$(0.88)
Weighted average shares used for basic earnings (loss) per share data	33,798	28,899	30,378	23,798	18,278
Effect of dilutive common stock options and non-vested shares	1,098	1,801	1,746	—	—
Weighted average shares used for dilutive earnings (loss) per share data	34,896	30,700	32,124	23,798	18,278

See accompanying notes to consolidated financial statements.

AMERICAN RETIREMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Deferred Compensation	Total shareholders' equity
	Shares	Amount
Balance at December 31, 2002	17,341,191	$173	$145,706	$(132,974)	$—	$12,905

Net and comprehensive loss	—	—	—	(16,134)	—	(16,134)
Issuance of common stock pursuant to associate stock purchase plan	62,793	1	111	—	—	112
Issuance of common stock for conversion of convertible debentures	2,266,517	23	5,079	—	—	5,102
Balance at December 31, 2003	19,670,501	$197	$150,896	$(149,108)	$—	$1,985

Net and comprehensive loss	—	—	—	(11,317)	—	(11,317)
Issuance of common stock pursuant to associate stock purchase plan	155,042	2	598	—	—	600
Issuance of common stock pursuant to employee stock option exercise,
including related income tax benefit	561,988	5	2,813	—	—	2,818
Issuance of common stock for conversion of convertible debentures	4,808,898	48	11,167	—	—	11,215
Issuance of restricted stock	440,000	—	2,618	—	(2,618)	—
Amortization of restricted stock	—	—	—	—	400	400
Balance at December 31, 2004	25,636,429	$252	$168,092	$(160,425)	$(2,218)	$5,701

Net and comprehensive income	—	—	—	69,698	—	69,698
Issuance of common stock pursuant to secondary offering	5,175,000	52	49,878	—	—	49,930
Issuance of common stock pursuant to associate stock purchase plan	101,000	1	978	—	—	979
Issuance of restricted stock	277,000	—	2,038	—	(2,038)	—
Cancellation of restricted stock	(42,910)	—	(311)	—		(311)
Issuance of common stock pursuant to employee stock option exercise,
including related income tax benefit	605,056	10	4,801	—	—	4,811
Amortization of restricted stock	—	—	—	—	1,947	1,947
Balance at December 31, 2005	31,751,575	$315	$225,476	$(90,727)	$(2,309)	$132,755

See accompanying notes to consolidated financial statements.

AMERICAN RETIREMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three months ended March 31,		Years ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$4,802	$2,625	$69,698	$(11,317)	$(16,134)
Adjustments to reconcile net income (loss) to cash and cash equivalents provided by operating activities:
Tax benefit from release of tax valuation allowance	—	—	(55,697)	—	—
Depreciation and amortization	9,999	9,970	38,959	34,065	29,288
Loss on extinguishment of debt	—	—	794	—	—
Non-cash stock-based compensation expense	1,495	218	1,947	400	—
Tax benefit from exercise of stock options	—	395	2,266	432	—
Amortization of deferred financing costs	197	96	674	4,700	2,259
Amortization of prepaid insurance	1,131	1,050	—	—	—
Non-cash interest income	(36)	—	—	—	—
Accrual of deferred interest	—	—	—	—	1,996
Amortization of deferred gain on sale-leaseback transactions	(2,961)	(2,956)	(11,815)	(10,902)	(4,960)
Loss (gain) on sale or disposal of assets	84	12	709	(41)	(23,153)
Losses (gains) from unconsolidated joint ventures	346	(66)	(6)	278	478
Deferred income taxes	2,218	(765)	(243)	(484)	1,645
Minority interest in (losses) of consolidated subsidiaries	(176)	71	1,049	2,406	1,789
Entrance fee items:
Amortization of deferred entrance fee income	(4,639)	(4,064)	(18,264)	(17,502)	(15,423)
Proceeds from entrance fee sales-deferred income	8,789	7,805	37,404	31,992	30,588
Changes in assets and liabilities, exclusive of acquisitions and sale-leaseback transactions:
Accounts receivable	(2,747)	334	(9,031)	(1,273)	(792)
Inventory	(53)	49	(17)	(56)	183
Prepaid expenses	(2,479)	(1,834)	(915)	1,233	188
Other assets	(216)	(609)	(2,393)	2,303	5,825
Accounts payable	923	(517)	(1,040)	1,137	(1,093)
Accrued interest	(29)	(499)	(159)	(204)	392
Other accrued expenses and other current liabilities	(7,737)	(757)	3,181	(190)	(99)
Tenant deposits	3	(9)	(331)	53	(237)
Deferred lease liability	1,094	1,249	2,638	5,285	3,472
Other liabilities	(366)	57	1,347	(3,184)	1,033
Net cash and cash equivalents provided by operating activities	9,642	11,855	60,755	39,131	17,245
Cash flows from investing activities:
Additions to land, buildings and equipment	(13,985)	(5,679)	(36,440)	(19,262)	(16,467)
Acquisition of communities and property, net of cash acquired	—	(13,950)	(20,007)	—	—
Investment in joint ventures	(12,568)	—	(13,635)	—	—
Distributions received from joint ventures	324	—	—	—	—
Proceeds from the sale of assets	—	208	9,472	12,594	8,405
Acquisition of other assets	(118)	—	(1,000)	—	—
Investment in restricted cash	(4,150)	(3,389)	(13,617)	(22,551)	(29,734)
Proceeds from release of restricted cash	734	3,749	34,263	14,540	27,353
Net change in other restricted cash accounts	(719)	(1,181)	785	342	(391)
Issuance of notes receivable	(376)	—	(9,465)	—	(4)
Receipts from notes receivable	145	42	333	362	255
Other investing activities	—	233	908	358	112
Net cash and cash equivalents used by investing activities	(30,713)	(19,967)	(48,403)	(13,617)	(10,471)

(continued)

See accompanying notes to consolidated financial statements.

	Three months ended March 31,		Years ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Cash flows from financing activities:
Proceeds from the issuance of long-term debt	7,650	—	23,736	54,100	19,267
Proceeds from lease financing	—	—	—	120,500	—
Proceeds from the issuance of common stock, net of transaction expenses of $1,916 (unaudited), $3,166 (unaudited), $3,166, $0 and $0, respectively	89,854	49,934	49,930	—	—
Proceeds from the issuance of stock pursuant to the associate stock purchase plan	561	—	979	597	112
Proceeds from the exercise of stock options	369	540	2,545	2,389	—
Tax benefit from exercise of stock options in excess of recognized compensation cost	448	—	—	—	—
Refundable entrance fee items:
Proceeds from entrance fee sales – refundable portion	2,896	4,996	14,895	12,069	11,202
Refunds of entrance fee terminations	(4,370)	(6,517)	(21,105)	(12,871)	(15,107)
Principal payments on long-term debt	(33,394)	(32,283)	(63,309)	(184,962)	(17,551)
Distributions to minority interest holders	(762)	(984)	(4,066)	(4,215)	(3,228)
Principal reductions in master trust liability	(244)	(285)	(1,071)	(1,234)	(1,389)
Expenditures for financing costs	(163)	(63)	(2,569)	(625)	(978)
Contingent earnouts	1,700	—	—	—	(594)
Net cash and cash equivalents provided (used) by financing activities	64,545	15,338	(35)	(14,252)	(8,266)
Net increase (decrease) in cash and cash equivalents	$43,474	$7,226	$12,317	$11,262	$(1,492)
Cash and cash equivalents at beginning of period	40,771	28,454	28,454	17,192	18,684
Cash and cash equivalents at end of period	$84,245	$35,680	$40,771	$28,454	$17,192
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$3,947	$3,771	15,608	24,338	40,449
Income taxes paid	$120	$611	5,048	4,838	1,761

Supplemental disclosure of non-cash transactions during the years ended December 31, 2005, 2004 and 2003:

During the years ended December 31, 2005, 2004 and 2003, the Company (acquired)/sold certain communities and interests in real property and improvements, and entered into and amended certain lease agreements for an aggregate (consideration) proceeds of ($10.5 million), $12.6 million and $8.4 million. In conjunction with these transactions, assets and liabilities changed as follows:

	Years ended December 31,
	2005	2004	2003
Land, buildings and equipment (acquired) disposed	$(59,698)	$16,165	$115,223
Other assets	6,631	(7,131)	(3,643)
Accrued interest and other liabilities	265	(6,926)	(1,597)
Refundable portion of entrance fees	631	—	—
Deferred entrance fee income	9,779	—	—
Deferred gain on sale-leaseback transaction	—	16,568	69,934
Long-term debt, including current portion	26,819	—	(168,471)
Minority interest	5,038	(6,082)	(3,041)
Cash (paid) received in conjunction with (acquisition) disposal
of communities and property, net of cash received or paid	$(10,535)	$12,594	$8,405

(continued)

See accompanying notes to condensed consolidated financial statements.

During the years ended December 31, 2005 and 2004, contingent earn-out agreements related to three free-standing assisted living communities (which were sold and leased-back in 2002) expired. These agreements constituted continuing involvement at the time of the lease, thus the transaction was recorded as a lease financing. The expiration of these contingent earn-out agreements results in operating lease treatment for the two free-standing assisted living communities. As a result, land, buildings and equipment and debt changed as follows:

	Years ended December 31,
	2005	2004	2003
Land, buildings and equipment	$(5,332)	(12,420)	$—
Lease financing obligations	5,538	12,849	—
Deferred gains on sale-leaseback transactions	(206)	(429)	—

During the year ended December 31, 2005, the Company completed a transaction with a real estate investment trust (‘‘REIT’’) pursuant to which the Company received $9.5 million in proceeds under its existing leases on two of its retirement center communities. This investment by the REIT is recorded by the Company as a refinancing of a previous $8.7 million note payable. In connection with this refinancing, the Company incurred a loss on debt extinguishment which is included as a non-cash charge in the Company's consolidated statements of cash flows for the year ended December 31, 2005.

During the years ended December 31, 2005 and 2004, the Company granted 277,000 and 440,000, respectively, shares of restricted stock. Initially measured compensation related to these grants was $1.7 million and $2.6 million, respectively, which is being amortized as compensation expense over the period of vesting. See Note 12. In addition, during the year ended December 31, 2004, the Company issued 4,808,898 shares of common stock, par value $0.01 per share, to certain holders of the Series B Notes. The holders elected to convert $10.9 million of the Series B Notes to common stock at the conversion price of $2.25 per share. During the year ended December 31, 2003, the Company issued 2,266,517 common shares, par value $0.01 per share, to holders of the Company's 10% Series B Convertible Senior Subordinated Notes (Series B Notes). The holders elected to convert $5.1 million of the Series B Notes to common stock at the conversion price of $2.25 per share. As a result, debt and equity changed as follows:

	Years ended December 31,
	2005	2004	2003
Accrued interest	$—	$383	(5,102)
Long-term debt	—	10,820	23
Common stock	—	48	5,079
Additional paid-in capital	2,034	13,773	—
Deferred compensation, restricted stock	(2,034)	(2,618)	—

Supplemental disclosure of non-cash transactions during the three months ended March 31, 2006 (unaudited) and 2005 (unaudited):

During the three months ended March 31, 2005, the Company acquired an entrance-fee continuing care retirement community and a free-standing assisted living community for approximately $14.0 million of cash (including estimated closing costs of $0.6 million) plus the assumption of various liabilities, including existing entrance fee refund obligations. As a result of the transaction, assets and liabilities changed as follows:

	Three months ended March 31,
	2006	2005
	(unaudited)	(unaudited)
Land, buildings and equipment acquired, net	$—	$26,139
Deferred entrance fee income	—	(9,779)
Refundable portion of entrance fees	—	(631)
Other	—	(1,779)
Cash paid for acquisition of community and property	$—	$13,950

AMERICAN RETIREMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Organization and Presentation

The accompanying consolidated financial statements include the accounts of American Retirement Corporation (‘‘ARC’’) and its wholly-owned and majority-owned subsidiaries (ARC and such subsidiaries being collectively referred to as the ‘‘Company’’) that operate, own and manage senior living communities. The accounts of limited liability companies, joint ventures and partnerships are consolidated when the Company maintains effective control over such entities' assets and operations, notwithstanding, in some cases, a lack of majority ownership. Under current authoritative literature, the Company consolidates the communities it manages for others if the Company has the unilateral ability to conduct the ordinary course of business of the managed communities and is the primary beneficiary of the managed entities’ operations. As a result, the Company consolidates the operating results of a managed community and a community currently under development. All significant inter-company balances and transactions have been eliminated in consolidation.

(2)	Summary of Significant Accounting Policies and Practices

The Company principally provides housing, health care, and other related services to senior residents through the operation and management of senior living communities located throughout the United States. The communities provide a combination of independent living, assisted living and skilled nursing services. The following is a summary of the Company’s significant accounting policies.

(a)	Use of Estimates and Assumptions: The preparation of the consolidated financial statements requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of land, buildings and equipment, leasehold acquisition costs, goodwill, purchase options and contingent earn-outs; valuation allowances for accounts and notes receivable and deferred income tax assets; actuarial life expectations of residents; and obligations related to employee benefits and liability claims. Actual results could differ from those estimates.

(b)	Recognition of Revenue: The Company provides residents with housing and health care services through various types of agreements. The Company also receives fees for developing certain communities and managing other senior living communities owned by others.

The majority of the Company’s communities provide housing and health care services through annually renewable agreements with the residents. Under these agreements, residents are billed monthly fees for housing and additional services, which are recognized as revenue under these agreements on a monthly basis as the services are provided to its residents.

Management services revenue is recorded monthly as services and administrative support under management agreements are provided to the owners and lessees of the subject communities. Such revenues are determined by an agreed formula set forth in the applicable management agreement (e.g., a specified percentage of revenues, income or cash flows of the managed community, or a negotiated fee per the management agreement).

Certain communities provide housing and health care services under various types of entrance fee agreements with residents (entrance fee communities). These agreements require new independent living residents to pay an upfront entrance fee, and may obligate the Company to provide a limited healthcare benefit in the form of future assisted living or skilled nursing housing and services during the life of the resident. These benefits generally take the form of reduced monthly or daily rates for assisted living or skilled nursing services, or a certain number of days of these services are allowed at no additional cost during each quarter or year. Each new entrance fee resident must meet certain asset and income criteria as part of these lifecare agreements.

Generally, a portion of the entrance fee is refundable to the resident or the resident’s estate upon termination of the agreement. Since termination of a resident’s agreement can result under many contracts in a refund being due in less than one year, the refundable portion of these entrance fees (equal to the stated fixed minimum refund percentage) is recorded on the balance sheet as a current liability. The remaining portion of entrance fees is shown as deferred entrance fee income. While deferred entrance fee income is generally classified as a long-term liability on the balance sheet, a portion is shown as a current liability during the early years of a resident’s agreement (only until the contractual provisions of the agreement decrease the potential refund to the fixed minimum percentage stated in the agreement).

The deferred entrance fee income is amortized into revenue using the straight-line method over the estimated remaining life expectancy of the resident, based upon actuarial projections. Additionally, under these agreements the residents pay a monthly service fee, which entitles them to the use of certain amenities and certain services. Residents may also elect to obtain additional ancillary services, which are also billed on a monthly basis, as the services are provided. The Company recognizes these additional fees as revenue on a monthly basis when earned.

Certain communities also provide services under a type of an entrance fee agreement whereby the entrance fee is fully refundable to the resident or the resident’s estate contingent upon the occupation of the unit by the next resident, unless otherwise required by applicable state law. In this situation, the resident also shares in a percentage, typically 50%, of any appreciation in the entrance fee paid by the succeeding resident, but receives no healthcare benefit. This contingent refund is paid to the preceding resident only upon occupancy of the unit by a new, succeeding resident. Because these refunds are contingent and only payable out of subsequent entrance fee proceeds, these entrance fees are classified on the Company’s consolidated balance sheet as deferred entrance fee income. Because these units can be reoccupied during the remaining life of the building and the Company’s obligations continue as long as the unit can be reoccupied, these refunds are amortized into revenue on a straight-line basis over the remaining life of the building. Additionally, under these agreements the residents pay a monthly service fee, which entitles them to the use of certain amenities and services. These residents may also elect to obtain additional ancillary services, which are billed on a monthly basis, as the services are provided. The Company recognizes these additional fees as revenue on a monthly basis when earned. If residents terminate these agreements, they are required to continue to pay their monthly service fee for the lesser of a specified time period (typically one year) or until the relevant unit is reoccupied.

Resident and health care revenues are reported at the estimated net realizable amounts from residents, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors.

The Company also provides certain management services related to the development or expansion and construction management of senior living communities, for which it receives certain fees. The Company recognizes these revenues as services are rendered.

(c)	Cash and Cash Equivalents: For purposes of the Consolidated Statements of Cash Flows, the Company considers highly liquid debt investments with original maturities of three months or less to be cash equivalents.

(d)	Restricted Cash: Restricted cash includes cash equivalents held by lenders under loan agreements in escrow for property taxes and property improvements, operating reserves required by certain state licensing authorities and certificates of deposit, held as collateral for letters of credit or in conjunction with leasing activity and insurance requirements, as well as resident deposits. Restricted cash is determined to be short-term when the restriction requirement will expire within twelve months.

For purposes of the Consolidated Statements of Cash Flows, purchases of restricted cash instruments and proceeds from the sale or release of such instruments are presented gross if their expected turnover or maturity exceeds three months. Activity for restricted cash accounts which have a turnover rate of three months or less is presented net.

(e)	Accounts Receivable: Accounts receivable are reported at the net invoiced amount. The allowance for doubtful accounts is the estimated amount of probable credit losses in accounts receivable. At December 31, 2005 and 2004, the allowance for doubtful accounts included in accounts receivable is $4.2 million and $3.2 million, respectively. During the year ended December 31, 2005 and 2004, the Company recorded $2.3 million and $1.9 million, respectively, of bad debt expense. The Company determines the allowance based on historical write-off experience, actual resident information and payor type. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)	Inventory: Inventory consists of supplies and is stated at the lower of cost (first-in, first-out) or market.

(g)	Land, Buildings, and Equipment: Land, buildings, and equipment are recorded at cost and include interest capitalized on long-term construction projects during the construction period, as well as other costs directly related to the acquisition, development, and construction of the communities. In accordance with the Company’s policy, expenditures related to maintaining and enhancing communities under its control are capitalized where such expenditures exceed $500 and enhance the value of or increase the economic life of the underlying asset. Maintenance, repairs and betterments that do not enhance the value of or increase the life of the assets are expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 15 to 40 years, and furniture, fixtures and equipment are depreciated over three to seven years. Assets under lease financings and leasehold improvements are amortized over the shorter of their useful life or remaining base lease term. Construction in progress includes costs incurred related to the development, construction or remodeling of senior living communities. If a project is abandoned or delayed, any costs previously capitalized are measured for impairment and expensed accordingly.

(h)	Purchase Options: Purchase options to acquire property are recorded at their cost and, upon exercise, are applied to the cost of the property at the time of acquisition. Nonrefundable purchase options are expensed when they expire or when the Company determines it is no longer probable that the property will be acquired. If the Company determines at some future time that it no longer intends to exercise these options, that it will transfer them for other consideration, or that their value is impaired, a loss would be recorded at that time.

(i)	Notes Receivable: Notes receivable are recorded at cost, less any related allowance for impairment. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Management considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement.

(j)	Goodwill: Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires intangible assets with definite useful lives be amortized over their respective useful life to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. As of March 31, 2006 (unaudited) and December 31, 2005 and 2004, the Company had $36.5 million of goodwill.

(k)	Leasehold Acquisition Costs: Leasehold acquisition costs consist primarily of costs incurred in conjunction with entering into certain new leases and for costs incurred for the acquisition of lease rights from previously managed special purpose entity communities. These costs provide the Company the opportunity to lease the communities. Leasehold acquisition costs are amortized principally on a straight-line basis over the remaining contractual or expected life of the related lease agreements if shorter.

(l)	Other Assets: Other assets consist primarily of security deposits, unexercised nonrefundable purchase options, deferred financing costs, costs of acquiring lifecare contracts, deferred entrance fee receivables, contingent earn-outs, investments in joint ventures and investments in leased communities. Deferred financing costs are amortized using the straight-line method over the terms of the related debt agreements. Costs of acquiring initial lifecare contracts are amortized over the life expectancy of the initial residents of a lifecare community. Nonrefundable purchase options to acquire property are recorded at their cost and, upon exercise, are applied to the cost of the property acquired. Contingent earn-outs represent management’s estimate of additional sale proceeds to be received from the counterparty in certain sale lease-back transactions which were accounted for as financing transactions. Management periodically assesses the recoverability of the recorded balances of contingent earn-outs and adjusts the carrying amount to its revised estimate with a corresponding increase or decrease to interest expense. Investments in leased communities represent the Company’s investment in two retirement centers and one free-standing assisted living community and are accounted for using the equity method.

(m)	Accounting for Interests in Joint Ventures: The Company makes a determination whether it holds a controlling interest in joint ventures is which it has only partial ownership. In cases where it has a majority or controlling ownership, the entity is consolidated with an adjustment for the minority interest of the third parties. When the Company owns a non-controlling minority interest (since other partners or members control or participate in the management decisions of these entities), the investments are accounted for under the equity method. The investments are recorded at cost and subsequently adjusted for equity in net income (losses) and cash contributions and distributions. The Company recognizes profits on sales of services to these entities to the extent of the ventures’ outside ownership interest. The Company recognizes an impairment loss when there is a loss in the value in the equity method investment which is deemed to be an other-than-temporary decline. See Note 8. In the case of ventures which are considered to be variable interest entities, the Company will consolidate the results of these ventures in accordance with FIN No. 46R, Consolidation of Variable Interest Entities, if it is the primary beneficiary.

(n)	Lease Classification: The Company, as the lessee, makes a determination with respect to each of these leases whether they should be accounted for as operating or financing leases. The Company bases its classification criteria on estimates regarding the fair value of the leased community, minimum lease payments, the Company’s effective cost of funds, the economic life of the community and certain other terms in the lease agreements. Lease expense attributable to communities under operating leases is recognized on a straight-line basis over the base lease term. Contingent rent that depends on factors directly related to the future use of leased property is accrued when it is deemed probable such amounts will be due. For communities under financing obligation arrangements, a liability is established on the balance sheet based on either the present value of the lease payments or the gross proceeds received and a corresponding long-term asset is recorded. Lease payments are allocated between principal and interest on the lease obligation and the lease asset is depreciated over the term of the lease. In addition, the Company depreciates assets under lease financings and amortizes leasehold improvements over the shorter of their economic life or the base lease term. Sale lease-back transactions are recorded as lease financing obligations when the transactions include a form of continuing involvement, such as purchase options or contingent earn-outs.

Certain of these leases provide for various additional lease payments, as well as renewal options. Many of these leases contain fixed or formula based rent escalators. To the extent that the formula based escalator is based on a fixed rate increase, lease payments are accounted for on a straight-line basis over the life of the lease. In addition, the Company recognizes all rent holidays in operating leases on a straight-line basis over the lease term, including the rent holiday period.

(o)	Other Liabilities: The Company periodically reviews the adequacy of its accruals related to general and professional liability, workers’ compensation, employee medical claims and other claims on an ongoing basis, using historical claims, third party administrator estimates, advice from legal counsel and industry loss development factors.

(p)	Obligation to Provide Future Services: Under the terms of certain entrance fee contracts, the Company is obligated to provide future lifecare services to its residents. The Company, through the use of external advisors, periodically calculates the present value of the net cost of future services and use of facilities and compares that amount with the present value of future resident cash inflows. If the present value of the net cost of future services and use of facilities exceeds discounted future cash inflows, a liability will be recorded with a corresponding charge to income. As of March 31, 2006 (unaudited) and December 31, 2005 and 2004, the Company did not have a liability associated with its obligation to provide future services and use of facilities.

(q)	Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are recorded using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to adjust net deferred tax assets to the amount which management believes will more likely than not be recoverable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(r)	Earnings per Share: Basic and diluted earnings per share for the three years ended December 31, 2005, 2004 and 2003 and the three months ended March 31, 2006 (unaudited) and 2005 (unaudited) have been computed on the basis of the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. During the three months ended March 31, 2006 and 2005 and the year ended December 31, 2005, there were approximately 1.9 million (unaudited), 2.1 million (unaudited) and 2.1 million options, respectively, to purchase shares of common stock which had an exercise price below the average market price of the common shares outstanding on a weighted average basis. All options outstanding during the years ended December 31, 2004 and 2003 were excluded from the computation of diluted earnings per share for such periods because of net losses during those periods.

A computation of diluted earnings (loss) per share is as follows (in thousands):

	Three months ended March 31,		For the year ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Net income (loss)	$4,802	$2,625	$69,698	$(11,317)	$(16,134)
Weighted average shares used for basic earnings per share data	33,798	28,899	30,378	23,798	18,278
Effect of dilutive common securities:
Employee stock options and non-vested stock	1,098	1,801	1,746	—	—
Weighted average shares used for diluted earnings per share data	34,896	30,700	32,124	23,798	18,278
Basic income (loss) per share	$0.14	$0.09	$2.29	$(0.48)	$(0.88)
Effect of dilutive securities	—	—	(0.12)	—	—
Diluted income (loss) per share	$0.14	$0.09	$2.17	$(0.48)	$(0.88)

The Company had 28,000 (unaudited), 111,000 (unaudited) and 28,000 options outstanding during the three months ended March 31, 2006 and 2005 and the year ended December 31, 2005, respectively that were excluded from the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive. All options outstanding during the year ended December 31, 2004 and 2003 were excluded from the computation of diluted earnings per share for such periods because of net losses during these periods.

During 2004 and 2003, the Company elected to redeem the balance of its 10% Series B Convertible Senior Subordinated Notes due 2008 (Series B Notes). The notes were not included in the computation of diluted earnings per share for the year ended December 31, 2004 and 2003 as the effect would be anti-dilutive.

(s)	Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Accounting for Share Based Payment, an amendment to SFAS No. 148, Stock-Based Compensation — Transition and Disclosure and a revision to SFAS No. 123, Accounting for Stock-Based Compensation (‘‘SFAS No. 123(O)’’). SFAS No. 123(R) requires alternative methods of transition for the change to the fair value method of accounting for stock-based employee compensation and is effective as of the beginning of the first annual period that begins after June 15, 2005. The impact of the adoption of SFAS No. 123(R) is discussed in Note 2(z) to these consolidated financial statements.

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No.  123(O) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	For the year ended December 31,
	2005	2004	2003
Net income (loss), as reported	$69,698	$(11,317)	$(16,134)
Add: Stock based compensation included in net income	1,913	400	—
Deduct total stock-based employee compensation expense determined under fair-value-based method, net of tax	(3,295)	(1,346)	(557)
Pro forma net income (loss)	$68,316	$(12,263)	$(16,691)
Income (loss) per share:
Basic – as reported	$2.29	$(0.48)	$(0.88)
Diluted – as reported	$2.17	$(0.48)	$(0.88)
Basic – pro forma	$2.25	$(0.52)	$(0.91)
Diluted – pro forma	$2.13	$(0.52)	$(0.91)

(t)	Fair Value of Financial Instruments: The carrying amount of cash and cash equivalents approximates fair value because of the short-term nature of these accounts and because amounts are invested in accounts earning market rates of interest. The carrying value of restricted cash, accounts receivable, debt associated with assets held-for-sale and accounts payable approximate their fair values because of the short-term nature of these accounts. The carrying value of notes receivable and debt approximates fair value as the interest rates approximate the current rates available to the Company. The interest rate swap is carried at fair value.

(u)	Derivative Financial Instruments: The Company recognizes all derivatives as either assets or liabilities, measured at fair value, in the consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it.

At December 31, 2005 and 2004, the Company’s derivative financial instruments consisted of one interest rate swap agreement accounted for as a hedge against changes in the fair value of certain debt liabilities. The notional amount of the agreement is $34.8 million and matures on July 1, 2008. Under the terms of the agreement, the Company receives a fixed rate payment of 6.87% on the respective debt (balance at December 31, 2005 was $32.9 million), but pays a floating rate stated by the swap agreement based on LIBOR and a foreign currency index, with a maximum rate of 8.12%. The fair value of the remaining interest rate swap as of December 31, 2005 and 2004 was a $0.8 million and a $0.9 million liability, respectively. Subsequent changes in the fair values of the interest rate swap are recorded in earnings.

(v)	Impairment of Long-Lived Assets: In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, and certain identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are separately presented on the balance sheet as held-for-sale and reported at the lower of the carrying amount or fair value less the costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale are presented separately in the appropriate asset and liability section of the balance sheet.

(w)	Comprehensive Income (Loss): During 2005, 2004 and 2003, the Company’s only component of comprehensive income (loss) was net income (loss).

(x)	Segment Disclosures: The Company operates in three reportable business segments: retirement centers, free-standing assisted living communities and management services.

(y)	Reclassifications: Certain amounts have been reclassified to conform to fiscal 2005 presentation.

(z)	Recently Issued Accounting Standards:

In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.’’ The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005, while early application was permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 2004. The Company adopted the provisions of SFAS No. 153 on April 1, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (‘‘FIN No. 47’’).  FIN No. 47 clarifies that the term, conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon a future event that may or may not be within the control of the entity.  Even though uncertainty about the timing and/or method of settlement exists and may be conditional upon a future event, the obligation to perform the asset retirement activity is unconditional.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.  The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred generally upon acquisition, construction, or development or through the normal operation of the asset.  SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation.  FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  The adoption of FIN No. 47 had no material effect on the Company’s financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’, a replacement to APB Opinion No. 20, ‘‘Accounting Changes’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements.’’ SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. Additionally, SFAS No. 154 carries forward the guidance in APB Opinion No. 20 for reporting the correction of an error, a change in accounting estimate and requires justification of a change in accounting principle. This pronouncement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and accordingly, the Company will adopt SFAS No. 154 in the first quarter of 2006.

In June 2005, the Emerging Issues Task Force (‘‘EITF’’) reached a consensus on Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (‘‘EITF 05-06’’). EITF 05-06 concludes that the amortization period for leasehold improvements acquired in a business combination and leasehold improvements that are in service significantly after and not contemplated at the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of inception. As of December 31, 2005, this pronouncement had no material effect on the Company’s financial position, results of operations or cash flows.

In June 2005, the EITF reached consensus in EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, to provide guidance on how general partners in a limited partnership should determine whether they control a limited partnership and therefore should consolidate it.  The EITF agreed that the presumption of general partner control would be overcome only when the limited partners have either of two types of rights. The first type, referred to as kick-out rights, is the right to dissolve or liquidate the partnership or otherwise remove the general partner without cause.  The second type, referred to as participating rights, is the right to effectively participate in significant decisions made in the ordinary course of the partnership’s business. The kick-out rights and the participating rights must be substantive in order to overcome the presumption of general partner control. The consensus is effective for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified subsequent to the date of FASB ratification (June 29, 2005).  For existing limited partnerships that have not been modified, the guidance in EITF 04-5 is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005.  The Company does not believe that the adoption of EITF 04-5 will have a material effect on its financial position, results of operations or cash flows.

On October 6, 2005, the Financial Accounting Standards Board (‘‘FASB’’) released FASB Staff Position (‘‘FSP’’) FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period. This FSP affects companies that are engaged in construction activities on buildings or grounds, which are accounted for as operating leases. The FSP requires companies to expense rental costs associated with these leases starting on the date that the tenant is given control of the premises. As a result, companies must cease capitalizing rental costs during construction periods. The FSP is effective for the first reporting period beginning after December 15, 2005. Retrospective application is permitted but not required. The January 1, 2006 adoption of FSP FAS 13-1 did not have a material effect on the Company's financial position, results of operations or cash flows for the period, however, the accounting related to future acquisition activity could be affected by the provisions of this statement.

In December 2004, the FASB issued SFAS No. 123 (Revised), Share-Based Payment (‘‘SFAS No. 123(R)’’). This standard revises SFAS No. 123, APB No. 25 and related accounting interpretations, and eliminates the use of the intrinsic value method. This standard requires the expensing of all stock-based compensation, including stock options, using the fair value based method. In April 2005, the Securities and Exchange Commission (‘‘SEC’’) issued a release that amends the compliance dates for SFAS 123(R), which requires us to apply SFAS No. 123(R) as of January 1, 2006. The Company has adopted SFAS No. 123(R) as of January 1, 2006.

SFAS 123(R) requires public companies to adopt its requirements using either the ‘‘modified prospective’’ or the ‘‘modified retrospective’’ method. The ‘‘modified prospective’’ method requires the recognition of compensation cost beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 as originally issued (‘‘SFAS No. 123(O)’’) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The ‘‘modified retrospective’’ method includes the requirements of the modified prospective method described above, but also permits the Company to restate, based on the amounts previously recognized under SFAS No. 123(O) for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company has elected to expense its share-based payments using the modified prospective transition method prescribed in SFAS No. 123 (R).

As permitted by SFAS No. 123(O) and through December 31, 2005, the Company accounted for share-based payments to employees using APB No. 25’s intrinsic value method and, since prior grants were generally issued with an exercise price equal to the market price of our common stock on the date of grant, recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. Had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123(O) as described in the disclosure of pro forma net income and earnings per share in Note 2(s) to these consolidated financial statements.

As of December 31, 2005, the Company had approximately 0.8 million unvested options outstanding that will be expensed over the applicable remaining requisite service period. The total fair value of these unvested outstanding options is approximately $1.9 million, net of deferred tax benefits of approximately $0.6 million, of which $0.7 million will be expensed during fiscal 2006, net of $0.1 million of deferred tax benefits. As shown on the following table, the total estimated impact of the adoption of SFAS No. 123(R) and total expense related to all stock-based compensation plans for the year ending December 31, 2006 is expected to approximate $1.5 million and $4.1 million, respectively (amounts shown below in millions):

Unvested options(1)	$0.8
Estimated fiscal 2006 option grants	1
Associate Stock Purchase Plan	0.2
Estimated deferred tax benefits	(0.5)
Total estimated expense associated with adoption of SFAS No. 123R	1.5
Restricted stock, net of estimated deferred tax benefits	2.6
Total estimated fiscal 2006 stock compensation expense	$4.1

(1)	Relates to the expense associated with unvested options outstanding prior to the adoption of SFAS No. 123R.

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Because the timing of these cash flows are directly dependent upon when employees exercise stock options, the Company cannot reliably estimate the impact of this change to its statements of cash flows.

The weighted average fair value of options granted during 2005, 2004 and 2003 was $6.89, $2.40, and $1.02, respectively. Considering 2005 market trends, we expect this average to continue to increase. The Company had 0.8 million and 0.7 million unvested options outstanding at December 31, 2005 and 2004, respectively.

Other recent accounting pronouncements issued did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

(aa)	Share-Based Payment (Unaudited)

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) requiring the measurement and recognition of all share-based compensation under the fair value method. The Company implemented SFAS No. 123(R) using the modified prospective transition method.

Accordingly, for the three months ended March 31, 2006, the Company recognized share-based compensation for all current award grants and for the unvested portion of previous award grants based on grant date fair values. Prior to 2006, the Company accounted for share-based awards under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to

Employees, and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock option plans. Under this method, compensation expense was generally recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Prior period financial statements have not been adjusted to reflect fair value of share-based compensation expense under SFAS No. 123(R).

As permissible under SFAS No. 123(R), the Company changed its method of expense attribution for fair value share-based compensation from the accelerated approach to the straight-line approach for all new awards granted. The Company anticipates that the straight-line method will provide a more meaningful measure of costs incurred as options are generally granted with vesting provisions that are subject to time-based vesting requirements. At January 1, 2006, there was no unrecognized compensation for share-based awards granted prior to the adoption of SFAS No. 123(R) that will be required to be recognized under the accelerated method.

The Company uses historical data and projections to estimate expected employee behaviors related to option exercises and forfeitures. SFAS No. 123(R) requires that forfeitures be included as part of the grant date estimate. The cumulative effect of forfeitures related to previous SFAS No. 123 pro forma expense was not material. Prior to adopting SFAS No. 123(R), the Company reduced share-based compensation expense when forfeitures occurred.

The Company estimates the fair value of each stock option award on the grant date using the Black-Scholes-Merton valuation model incorporating the assumptions noted in the following table. Option valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimate. Expected volatility and dividends are based on implied and historical factors related to the Company's common stock. Expected term represents the estimated weighted-average time between grant and employee exercise. Risk-free rate is based on U.S. Treasury rates appropriate for the expected term. The following table reflects pro forma information for the period ended March 31, 2005 had the Company applied the fair-value provisions of SFAS 123.

	Three Months Ended March 31,
	2006	2005 (pro forma)
Option valuation assumptions:
Dividend yield	—	—
Expected volatility	55.2%	66.7%
Risk-free interest rate	4.5%	2.3%
Weighted-average expected term of options granted	4.8 years	3.0 years
Weighted-average grant date fair value per share- options granted	$15.54	$5.61
Total intrinsic value of options exercised during the period (in millions)	$1.1	$1.1
Total fair value of restricted shares vested during the period (in millions)	$1.1	$0.2

Stock-based compensation awards are granted under the American Retirement Corporation 1997 Stock Incentive Plan (‘‘the 1997 Plan’’). In 1997, the Company adopted a stock incentive plan (the ‘‘1997 Plan’’). The 1997 Plan allows for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code as well as stock options which do not so qualify, stock appreciation rights, restricted stock, performance units and performance shares, phantom stock awards and share awards. Persons eligible to receive grants under the 1997 Plan include the Company's non-employee directors, employees, officers, and consultants. The options generally expire ten years from the date of grant and vest ratably over a three-year period. The exercise price of options granted to employees under the 1997 Plan was equal to the fair value of the Company's common stock on the option grant date. As of March 31, 2006, 1.0 million shares of unissued common stock remain reserved for future grants under the 1997 Plan.

Stock Options

A summary of the Company's stock option information at December 31, 2005 and activity for the three months ended March 31, 2006 is presented below (shares in thousands) (weighted average remaining contractual term in years):

Options	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Average Grant-Date Fair Value	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2005	1,937	$4.43	$36.2		6.84
Granted	72	26.56	—	$15.54
Exercised	(58)	6.67	1.1	2.62
Forfeited	(24)	11.23	0.3	5.15
Outstanding at March 31, 2006	1,927	7.12	35.6		6.68
Exercisable at March 31, 2006	1,219	4.80	25.4

At March 31, 2006 and December 31, 2005, the Company had 0.6 million and 0.8 million unvested options outstanding at a weighted average grant-date fair value of $4.31 and $4.06, respectively. During the three months ended March 31, 2006, 0.1 million options vested at a weighted average grant-date fair value of $2.48 million.

Restricted Stock

On September 22, 2005, the Company granted certain members of management a total of 277,000 shares of performance-based non-vested stock. One-third of shares underlying the grant vested on March 31, 2006, and the remainder will vest in two equal tranches on March 31, 2007 and March 31, 2008, subject to continued employment and the Company's achievement of certain performance targets. The first tranche was subject to ‘‘variable’’ accounting rules under APB No. 25. As a result, compensation expense related to these grants was recognized as the shares vested and varied with changes in the Company's stock price prior to the January 1, 2006 adoption of SFAS No. 123(R). In accordance with the provisions of SFAS No. 123(R), the Company expensed the remainder of the unvested shares over the vesting term based on the $18.23 grant-date fair value beginning January 1, 2006. Compensation expense for the three months ended March 31, 2006 is representative only of the first tranche that vested on March 31, 2006. Compensation expense on the second and third tranches will be recognized on a straight-line basis over the respective requisite service periods.

On July 19, 2004, the Company granted certain members of management a total of 440,000 shares of restricted stock. This stock had a $5.95 market value at the date of grant and vests ratably over a period of three years from the grant date, subject only to continued employment. Compensation expense related to the 2004 grant was considered ‘‘fixed’’ under the provisions of APB No. 25 and is treated in a similar manner under SFAS No. 123(R). Compensation expense related to this grant will be recognized on a straight-line basis over the remaining requisite service period. Approximately 280,000 shares related to this grant remain unvested at March 31, 2006.

The following table compares total share-based compensation expense for the three months ended March 31, 2006 and 2005 (in thousands):

	Three Months Ended March 31,
	2006	2005
Total share-based compensation expense	$1,495	$218
Tax benefit	(428)	—
Total share-based compensation, net of tax	$1,067	$218

The following table compares the net income for the three months ended March 31, 2006 reflecting SFAS No. 123(R) share-based compensation of $1,067, net of tax, reported in the current quarter compared to the March 31, 2005 pro forma SFAS No. 123 fair value compensation of $28 thousand, net of tax, and reported APB No. 25 intrinsic value compensation of $0.2 million, net of tax, consisting of restricted stock amortization (in thousands, except per share amounts).

	Three Months Ended March 31,
	2006	2005
Reported net income	$4,802	$2,625
Additional pro forma stock-based compensation, net of tax	—	(28)
Comparative net income	$4,802	$2,597
Basic earnings per share as reported	0.14	0.09
Basic earnings per share (prior year pro forma)	0.14	0.09
Diluted earnings per share as reported	0.14	0.09
Diluted earnings per share (prior year pro forma)	0.14	0.09

At March 31, 2006, $7.4 million of unrecognized stock-based compensation expense for all outstanding unvested stock options and restricted stock is expected to be recognized over a weighted average period of 2.1 years.

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the condensed consolidated statements of cash flows, in accordance with the provisions of the Emerging Issues Task Force (‘‘EITF’’) Issue No. 00-15, Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option. SFAS No. 123(R) requires the benefit of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. This amount is shown as ‘‘tax benefit from exercise of stock options in excess of recognized compensation cost’’ on the unaudited condensed consolidated statement of cash flows. This requirement reduced net operating cash flows and increased financing cash flows by $0.4 million for the three months ended March 31, 2006. Had SFAS No. 123(R) been adopted on January 1, 2005, net operating cash flows would have been reduced by $0.4 million and net financing cash flows would have increased by $0.4 million for the three months ended March 31, 2005. Prior period results have not been restated to conform to current period presentation.

In accordance with APB No. 25, the Company presented the unamortized expense associated with the restricted stock grants as an offsetting amount to additional paid in capital. This ‘‘gross up’’ presentation is prohibited under SFAS No. 123(R) since the full fair value of share-based payments is not recognized until the associated instrument vests. As a result, the Company discontinued this method of accounting and reclassified the unamortized expense into additional paid-in capital on January 1, 2006. This reclassification had no impact to the Company's financial position, results of operations or cash flows.

(3)	Restricted Cash

The composition of restricted cash at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004
Held by trustee under agreement:
Certificates of deposit	$8,859	$18,122
Cash and other short-term investments	19,576	32,012
	28,435	50,134
Less long-term restricted cash	9,881	24,864
Short-term restricted cash	$18,554	$25,270

The certificates of deposit are pledged to a variety of parties for various reasons such as state requirements (primarily for entrance fee communities), collateral for various self-insurance programs, and collateral to support the Company’s lease obligations. The Company recognizes interest income on these certificates of deposit when earned.

(4)	Other Current Assets

A summary of other current assets at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004
Lifecare receivables	$4,158	$2,587
Income tax receivable	2,843	969
Contingent earn-outs receivable	5,259	1,359
Other current assets	3,530	3,575
Total current assets	$15,790	$8,490

Contingent earn-out receivables relate to a 2003 sale lease-back transaction with a third party buyer. The earn-out provisions of the related lease agreements specify certain criteria that must be met to receive the earn-out consideration. Based upon the Company’s review of the earn-out performance criteria, the Company believes that these estimates are realizable, however management periodically assesses the recoverability of the recorded balances and adjusts the carrying amount of these assets when necessary. During 2005, an earn-out was reclassified from a long-term receivable to a current receivable as a result of its October 31, 2006 expiration.

(5)	Land, Buildings, and Equipment

A summary of land, buildings, and equipment at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004
Land and improvements	$42,225	$26,634
Land held for development	4,301	7,451
Buildings and improvements	534,550	492,309
Furniture, fixtures, and equipment	54,731	50,019
Leasehold improvements	15,532	13,077
	651,339	589,490
Less accumulated depreciation	(122,359)	(98,687)
Construction in progress	22,318	5,494
Total	$551,298	$496,297

The schedule above includes assets related to nine communities at December 31, 2005 and ten communities at December 31, 2004 that were accounted for as lease financing obligations. At December 31, 2005 and 2004, respectively, the schedule above includes: land improvements of $2.7 million and $1.8 million, buildings and improvements of $182.7 million and $187.6 million, furniture, fixtures, and equipment of $10.2 million and $9.9 million, leasehold improvements of $0.9 million and $0.5 million related to capital lease or lease financing obligations. At December 31, 2005 and 2004, the Company’s accumulated depreciation related to these assets totaled $37.0 million and $21.6 million, respectively.

Depreciation expense was $35.8 million, $30.7 million, and $26.4 million for the years ended December 31, 2005, 2004, and 2003, respectively.

(6)	Notes Receivable

During 2005, the Company entered into a 15-year management agreement with ASF of Edmond, LLC, an affiliate of American Seniors Foundation (‘‘ASF’’), to manage a not-for-profit community in Edmond, Oklahoma that ASF recently acquired.

The Company facilitated ASF's $9 million acquisition by providing a $6.0 million, 4.5 year senior mortgage loan bearing interest at one month LIBOR plus 4%, and a $4.5 million, 15-year junior mortgage loan bearing interest at 12.5%, both of which are fully collateralized by the assets of the facility. It is ASF's intention to replace the interim financing with permanent tax-exempt financing at the appropriate time. At December 31, 2005, the Company has $9.5 million outstanding under these notes, which approximates current fair value.

On December 12, 2005, the Company entered into a transaction with ASF of Green Hills, LLC, an affiliate of ASF, pursuant to which the Company entered into a management services agreement to manage the development and construction of ASF’s rental assisted living community in Nashville, Tennessee, and subsequently manage the operations of the community. ASF’s total development cost of the project is estimated to be approximately $32.3 million. The Company agreed to provide certain initial financing to ASF, by providing a $32.3 million loan to ASF, which will be advanced by the Company primarily over the next twelve months. The loan is evidenced by a construction loan agreement and two promissory notes and is secured by a first mortgage lien. A $26.3 million promissory note receivable matures on December 12, 2010 and bears interest at a variable rate equal to one month LIBOR plus 250 basis points. A second $6.1 million promissory note receivable matures on December 12, 2015 and bears interest at 10.5%. Under the promissory notes, ASF is required to make monthly payments of interest only through the scheduled maturity dates. At December 31, 2005, $5.5 was outstanding under these notes receivable from ASF. ASF intends to refinance these notes with long-term tax-exempt financing upon stabilization of the community.

In order to provide this financing to ASF, the Company obtained a $26.3 million construction loan from a commercial bank. The loan matures on December 12, 2010 and bears interest at a variable rate equal to one-month LIBOR plus 225 basis points. The loan is evidenced by a construction loan agreement and promissory note. Under this loan, the Company is required to make monthly payments of interest only through the scheduled maturity date. The loan is secured by a collateral assignment of the ASF loan documents. At December 31, 2005, the Company has $1.7 million outstanding under this loan.

At December 31, 2005, the Company also held a note resulting from a loan to a lessor of a retirement community that is being leased by the Company. This note generally earns interest at a fixed rate of approximately 6%. Interest and principal are due monthly based on a 35 year amortization. The note receivable matures in June 2038 and is secured by the related community. At December 31, 2005, the Company has $18.0 million outstanding under this note, including the current portion, which approximates current fair value.

(7)	Leasehold Acquisitions

At December 31, 2005 and 2004, the Company had $21.9 million and $29.4 million, respectively, of net leasehold acquisition costs. The subject leases terminate at various points through August 2018. Leasehold acquisition costs are amortized principally on a straight-line basis over the remaining contractual or expected life of the related lease agreements (generally ten to 15 years, or, if shorter, the expected life of the lease). Accumulated amortization for the years ended December 31, 2005 and 2004 was $9.6 million and $9.4 million, respectively. Amortization expense for the years ended December 31, 2005, 2004 and 2003 was $2.6 million, $2.9 million, and $2.4 million, respectively. The Company assesses the leasehold acquisition costs for impairment based upon the amount of estimated undiscounted future cash flows over the remaining lease terms.

(8)	Other Assets and Joint Ventures

Other assets at December 31, 2005 and 2004 consist of the following (in thousands):

	2005	2004
Investments in and advances to joint ventures	$16,616	$2,361
Investment in leased communities	9,725	10,160
Nonrefundable purchase options	9,397	9,300
Security deposits	8,780	8,780
Deferred entrance fee receivables	4,648	5,654
Deferred financing costs, net	4,984	1,552
Contingent earn-outs	—	3,900
Long-term prepaid rent	1,323	1,416
Costs of acquiring lifecare contracts, net	1,507	1,755
Other	10,690	10,758
Total	$67,670	$55,636

During 2004, the Company sold a substantial majority of our interest in the real property underlying two retirement centers and one free-standing assisted living community, while retaining a 10% interest in real estate holding companies that own the three communities. The Company continues to operate the communities under a master lease. This investment in leased communities is accounted for using the equity method.

On November 1, 2005, the Company entered into a joint venture agreement with Senior Housing Partners III (‘‘SHP’’). The joint venture is owned 20% by the Company and 80% by SHP, a senior housing affiliate of Prudential Real Estate Investors. Simultaneously, the Company assigned to the joint venture its rights in a purchase agreement for the acquisition of eight senior living communities from an affiliate of Epoch Senior Living, Inc., for a purchase price of $138.0 million plus customary transaction expenses and the assumption of certain operating obligation of the communities. Pursuant to the joint venture agreement, the Company will manage the communities pursuant to a long-term management agreement. The subject communities are located in Arizona (2), Colorado, Georgia, Kansas, Minnesota, Nevada and Texas. At December 31, 2005, the Company’s investment in this joint venture was $11.2 million.

The joint venture was capitalized by proportional equity contributions from the Company and SHP, and an $85.0 million term loan obtained from a commercial bank. The loan bears interest at one-month LIBOR plus a 2% margin and requires payments of interest only until its scheduled maturity on October 31, 2010. Beginning on November 1, 2007, the joint venture could be required to commence payment under a 25-year mortgage amortization schedule, if the joint venture fails to maintain certain financial covenants specified in the agreement.

Summary combined unaudited financial information of the Company’s joint ventures as of and for the years ended December 31, 2005 and 2004 follows (in thousands):

	2005	2004
Current assets	$6,985	$920
Land, buildings and equipment, net	148,433	12,751
Other assets	1,949	139
Total assets	$157,367	$13,810
Current liabilities	$9,865	$5,257
Long-term liabilities	93,910	12,184
Total liabilities	103,775	17,441
Partners’ and members’ equity (deficit)	53,592	(3,631)
Total liabilities and partners’ and members equity (deficit)	$157,367	$13,810
Revenues	$9,385	$4,843
Net loss	(1,393)	(779)

At December 31, 2005 and 2004, the Company had $16.6 million and $2.4 million, respectively, of investments in and advances to these joint ventures. For the years ended December 31, 2005, 2004, and 2003, respectively, the Company recognized $0, $0.3 million, and $0.5 million of net losses related to these unconsolidated joint ventures.

(9)	Secondary Public Offerings and Acquisitions

On January 26, 2005, the Company completed a public offering of 5,175,000 shares of common stock, including the underwriter’s over-allotment of 675,000 shares. The shares were priced at $10.25. The net proceeds of the offering, after deducting underwriting discounts and commissions, were approximately $49.9 million.

The Company used the proceeds of its January 26, 2005 secondary offering to make certain debt repayments. During January 2005, the Company repaid in full the balance on a mortgage loan from Health Care Property Investors (HCPI) in the amount of $5.7 million, bearing interest at 9%. In addition, during January 2005, the Company repaid in full the $17.2 million of 9.625% fixed interest-only mortgage notes, issued in 2001, due October 1, 2008.

On February 1, 2005, the Company acquired Galleria Woods, an entrance-fee continuing care retirement community with 207 units, located in Birmingham, Alabama. The Company acquired the community for approximately $5.5 million of cash (including closing costs) plus the assumption of existing entrance-fee refund obligations of approximately $10.4 million, generally repayable from the entrance fees of future residents.

The transaction was accounted for using the ‘‘purchase’’ method as required by SFAS No. 141, Business Combinations, and accordingly, the results of operations of the acquired community were included in the Company’s consolidated financial statements from the date of acquisition. The cost to acquire Galleria Woods was allocated to the assets acquired and liabilities assumed based on their fair values.

On October 14, 2005, the Company entered into a joint venture agreement with Denver Lowry Senior Housing, LLC (‘‘DLSH’’) to develop and operate a rental continuing care retirement community in Denver, Colorado. The joint venture is owned 20% by the Company and 80% by DLSH, an affiliate of CNL Capital Corp. Pursuant to the joint venture agreement, the Company will act as developer of the $38.0 million project and will manage the community pursuant to a long-term management agreement.

In order to finance construction of the facility, the venture entered into a $25.5 million construction loan with a commercial lender. The loan is evidenced by a loan agreement and a promissory note, and is secured by a first mortgage lien. The loan matures on December 1, 2008, and the joint venture has two one-year extension options. The outstanding principal balance of the loan bears interest at a variable rate equal to LIBOR plus 2.75%. The joint venture will be required to make monthly payments of interest only through the scheduled maturity date. If the joint venture exercises its extension options, it will also be required to make monthly principal payments (based upon a 25 year amortization schedule) during the extension period(s).

The Company also agreed to provide an operating deficits guaranty for the benefit of the lender, pursuant to which the Company may be required to fund certain of the joint venture's operating deficits. In the event that the Company is required to fund any such operating deficits, the amounts so funded will be treated as advances by the Company to the joint venture and will be required to be repaid prior to any other distributions being made to the members of the joint venture.

On January 24, 2006, the Company completed a public offering of 3,450,000 shares (unaudited) of its common stock, including the underwriter's over-allotment of 450,000 shares (unaudited). The shares were priced at $26.60 (unaudited). The net proceeds of the offering, after deducting underwriting discounts and commissions and estimated expenses, were approximately $89.8 million (unaudited). A portion of the proceeds of this offering were primarily used to repay higher cost debt and fund certain acquisitions during the quarter ended March 31, 2006 (unaudited). The Company expects to use the remainder of the proceeds to fund acquisitions and expansion and development activity, and for general corporate purposes.

(10)	Investments in Joint Ventures (Unaudited)

On February 28, 2006, two newly-formed joint ventures in which the Company has a 20% interest completed the acquisition of four senior living communities from affiliates of Cypress Senior Living, Inc. for an aggregate purchase price of $146.3 million. The communities are located in Arlington, Dallas and Ft. Worth, Texas and Leawood, Kansas.

The two joint venture entities are owned 20% by the Company and 80% by affiliates of CNL Capital Investments Corp. Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., provided the joint ventures with approximately $95.5 million of first mortgage financing for the acquisition, which is evidenced by two credit and security agreements. The Company has also guaranteed debt service payments under first mortgage financing in the event of certain defaults or nonperformance by the counterparty. The debt has a three-year term with two twelve-month extension options and requires the payment of interest only at a floating rate based upon one month LIBOR plus 2.10%. The remainder of the purchase price was funded by proportional capital contributions by the joint venturers. At closing, the Company also entered into long-term management agreements for the communities. The management fees will be included in the company's management services segment.

Although the Company holds a significant variable interest in the joint ventures, it is not considered the primary beneficiary of these entities as defined by FIN No. 46(R). As a result, the Company accounts for its investment under the equity method of accounting. The Company believes its maximum exposure to loss as a result of its involvement with this variable interest entity is approximately $10.8 million at March 31, 2006, which represents its initial contribution into the joint ventures.

(11)	Long-term Debt and Other Transactions

A summary of long-term debt is as follows (in thousands):

	March 31, 2006	December 31, 2005	December 31, 2004
	(unaudited)
At March 31, 2006 (unaudited) and December 31, 2005 and 2004 various mortgage notes, interest at variable and fixed rates, generally payable monthly with any unpaid principal and interest due between 2006 and 2037. Interest rates at March 31, 2006 (unaudited) and December 31, 2005 range from 6.5% to 9.50%. The loans are secured by certain land, buildings and equipment.	$79,949	$109,090	$109,401
At March 31, 2006 (unaudited) and December 31, 2005 and 2004 various construction loans, interest generally payable monthly with unpaid principal due between 2006 and 2009. Variable interest rates at March 31, 2006 and December 31, 2005 range from 7.0% (unaudited) to 9.0% (unaudited) and 4.4% to 8.3%, respectively. The loans are secured by certain real property.	25,046	17,392	—
At March 31, 2006 (unaudited) and December 31, 2005 and 2004 various other long-term debt, generally payable monthly with any unpaid principal and interest due between 2006 and 2018. Variable and fixed interest rates at March 31, 2006 (unaudited) and December 31, 2005 range from 4.7% to 9.0%. The loans are secured by certain land, buildings and equipment.	20,033	20,101	26,555
Subtotal debt	125,028	146,583	135,956
Capital lease and lease financing obligations with principal and interest payable monthly bearing interest at fixed rates ranging from 0.4% to 10.9% at March 31, 2006 (unaudited) and December 31, 2005, respectively, with final payments due between 2006 and 2017. The obligations are secured by certain land, buildings and equipment.	173,227	177,417	199,126
Total debt, including capital lease and lease financing obligations	298,255	324,000	335,082
Less current portion of debt	7,437	11,978	10,372
Less current portion of capital lease and lease financing obligations	16,946	16,868	16,474
Long-term debt, excluding current portion	$273,872	$295,154	$308,236

At March 31, 2006, the aggregate scheduled maturities of long-term debt were as follows (in thousands):

	Long-term Debt (unaudited)	Capital Lease and Lease Financing Obligations (unaudited)	Total Debt at March 31, 2006 (unaudited)
For the twelve months ending March 31, 2007	$7,437	$16,946	$24,383
For the twelve months ending March 31, 2008	9,997	17,524	27,521
For the twelve months ending March 31, 2009	18,753	18,316	37,069
For the twelve months ending March 31, 2010	8,569	19,099	27,668
For the twelve months ending March 31, 2011	25,443	20,048	45,491
Thereafter	54,829	81,294	136,123
	$125,028	$173,227	$298,255

The aggregate scheduled maturities of long-term debt were as follows (in thousands) at December 31, 2005:

	Long-term Debt	Capital Lease and Lease Financing Obligations	Total Debt December 31, 2005
2006	$11,978	$16,868	$28,846
2007	17,317	17,354	34,671
2008	16,905	18,107	35,012
2009	8,783	18,878	27,661
2010	26,470	19,808	46,278
Thereafter	65,130	86,402	151,532
	$146,583	$177,417	$324,000

The Company has various construction loan commitments totaling approximately $54.6 million (unaudited) and $50.6 million that are not reflected in its consolidated financial statements at March 31, 2006 and December 31, 2005, respectively.

On June 29, 2005, the Company obtained a letter of credit facility from a commercial bank. The facility provides for the issuance of up to $10.7 million of standby letters of credit and is collateralized by a mortgage on two of the Company’s free-standing assisted living communities. The Company presently has $8.4 million of letters of credit outstanding under this facility, which has an initial term of one year, and can be renewed for two additional one year periods in accordance with its terms. A fee of 1% per annum is payable for any letters of credit issued under the facility. In the event a standby letter of credit is drawn upon, the amount so drawn will bear interest at the prime rate.The letter of credit facility contains certain financial covenants and other restrictions related to certain communities. As a result of this letter of credit facility, the Company released approximately $8.4 million from its restricted cash balance, which was used to repay debt.

At March 31, 2006, the Company had $15.3 million (unaudited) of standby letters of credit issued under a letter of credit facility from a commercial bank which is collateralized by a mortgage on three free standing assisted-living communities. As of March 31, 2006 (unaudited), no amounts have been drawn on these letters of credit.

On January 26, 2006, the Company repaid an $8.9 million (unaudited) loan to a commercial bank bearing interest at a variable rate (7.33% (unaudited) at December 31, 2005), due April 1, 2006 and a $4.5 million (unaudited) mortgage loan bearing interest at a floating rate (6.81% (unaudited) at December 31, 2005), due January 1, 2007. These mortgage loans were secured by first mortgages in substantially all the property and equipment of two free-standing assisted living communities. On February 14, 2006, the Company paid off a $15.2 (unaudited) million mortgage loan bearing interest at 9.25% (unaudited), due September 16, 2016. The loan was secured by a first mortgage in substantially all the property and equipment of a retirement center. The repayment of these loans will result in a $1.8 million (unaudited) reduction in interest expense for the year ending December 31, 2006, based on rates in effect at the time of repayment. The Company used a portion of the proceeds of the January 24, 2006 public equity offering to retire these obligations (unaudited).

Earn-outs

At December 31, 2005, approximately $56.4 million of the Company’s $177.4 million of lease financing obligations include contingent earn-out provisions under certain leases which expire between March 2006 and October 2006. The contingent earn-out provisions relate to one retirement center and five free-standing assisted living communities. When these provisions expire, the Company’s continuing involvement related to the initial sale-leaseback transactions will be relieved and the subject leases will no longer be accounted for as lease financing obligations, but will be accounted for as operating leases. As a result, lease financing obligations, depreciation expense and interest expense will decrease and operating lease obligations and lease expense will increase. At December 31, 2005, the expected reduction of lease financing obligations as a result of these expirations, unless further extended, is:

During the three months ended March 31, 2006	$ 7.3 million
During the three months ended December 31, 2006	46.7 million
$54.0 million

On December 31, 2005, the earn-out related to an underlying lease of a free standing assisted living community expired. The expiration of this earn-out relieved the Company’s continuing involvement and changed the accounting from a lease financing obligation to an operating lease. As a result, fixed assets decreased $5.3 million and lease financing obligations decreased $5.5 million. The net gain of $0.2 million was deferred and recognized over the remaining term of the lease.

During the year ended December 31, 2004, the Company elected to forgo earn-outs related to two free-standing assisted living communities. The expiration of these earn-outs relieved the continuing involvement and changed the accounting from lease financing obligations to operating leases. As a result, fixed assets decreased $12.4 million and lease financing obligations decreased $12.8 million, with the net gain of $0.4 million deferred and recognized over the remaining term of the lease.

Guaranties

At December 31, 2005, the Company guaranteed approximately $18.0 million of mortgage debt that is not reflected on the Company’s balance sheet, of which $9.6 million relates to a retirement center which the Company leases and $8.4 million relates to a joint venture which the Company manages. These guaranties require that the Company pay or perform the borrower’s obligation. Accordingly, the Company would be required to make any payments, and perform any obligations, if the relevant borrower fails to do so. To date, the Company has not been required to fund any debt guaranties, and at December 31, 2005, the Company does not believe that it will be required to make payments under its current outstanding guaranties. If we were required to fund a debt guaranties, the Company would be entitled to seek indemnity or contribution payments from the borrower and, if applicable, any co-guarantor.

Substantially all of the Company's assets are pledged (including first priority mortgages) to secure its indebtedness. Certain of the Company’s indebtedness and lease agreements are cross-collateralized or cross-defaulted. Any default with respect to such obligations could cause the Company’s lenders or lessors to declare defaults, accelerate payment obligations or foreclose upon the communities securing such indebtedness or exercise their remedies with respect to such communities, which could have a material adverse effect on the Company. Certain of the Company’s debt instruments and leases contain financial and other covenants, typically related to the specific communities financed or leased.

(12)	Operating Leases

As of March 31, 2006 (unaudited) and December 31, 2005, the Company operated 43 of its senior living communities under long-term leases (34 operating leases and nine leases classified as lease financing obligations). Of the 34 operating lease communities, 26 are operated under four master lease agreements, with the remaining communities leased under individual lease agreements. The Company also leases its corporate offices and is obligated under several ground leases for senior living communities. At March 31, 2006 (unaudited), the remaining base lease terms varied from three to nineteen years. At December 31, 2005, the remaining base lease terms varied from two to thirteen years. Many of the leases provide for renewal, extension and purchase options. Many of the leases also provide for graduated lease payments, either based upon fixed rate increases or a specified formula. In addition, several leases have provisions for contingent lease payments based on occupancy levels or other measures. To the extent that lease escalators are dependent on an existing index or rate, lease increases associated with the escalators are accounted for on a straight-line basis over the life of the lease. In addition, a majority of the Company’s lease agreements impose certain restrictions or required authorizations for certain changes such as expansions or significant modifications.

Net lease expense for the three months ended March 31, 2006 was $15.3 million (unaudited), which includes lease payments of $17.3 million (unaudited), plus accruals for future lease escalators (straight-line lease expense) of $1.0 million (unaudited), net of the amortization of the deferred gain from prior sale-leasebacks of $3.0 million (unaudited).

Net lease expense for the three months ended March 31, 2005 was $15.5 million (unaudited), which includes lease payments of $17.0 million (unaudited), plus accruals for future lease escalators of $1.5 million (unaudited), net of the amortization of the deferred gain from prior sale-leasebacks of $3.0 million (unaudited).

Future minimum lease payments at March 31, 2006 are as follows (in thousands) (unaudited):

Twelve months ending March 31, 2007	$68,687
Twelve months ending March 31, 2008	69,198
Twelve months ending March 31, 2009	68,519
Twelve months ending March 31, 2010	69,567
Twelve months ending March 31, 2011	70,160
Thereafter	338,404
$684,535

Net lease expense for the year ended December 31, 2005 was $60.9 million, which includes lease payments of $67.9 million, plus accruals for future lease escalators dependent upon an existing index or rate (straight-line lease expense) of $4.9 million, net of the amortization of the deferred gain from prior sale-leasebacks of $11.9 million. Total net lease expense was $60.9 million, $60.1 million and $46.5 million for 2005, 2004, and 2003, respectively.

Future minimum lease payments at December 31, 2005 are as follows (in thousands):

2006	$68,246
2007	69,291
2008	67,980
2009	69,054
2010	69,829
Thereafter	355,692
$700,092

The following table provides a summary of operating lease obligations at March 31, 2006 (unaudited) by lessor:

	Future Minimum Lease Payments
	Twelve Months Ending March 31, 2007 (unaudited)	Remaining Lease Term (unaudited)
Master lease agreements for eleven communities. Initial terms ranging from 10 to 15 years, with renewal options for two additional ten year terms.	$25,363	$218,660
Operating lease agreements for three communities with an initial term of 15 years and renewal options for two additional five year terms or two additional ten year terms.	9,344	126,189
Master lease agreement for nine communities. Initial 12 year term, with renewal options for two additional five year terms.	11,117	83,913
Operating lease agreement for a community which has a 23 year term, with a seven year renewal option. The Company also has an option to purchase the community at the expiration of the lease term at fair market value.	4,344	44,683
Operating lease agreement for a community with an initial term of 15 years with two five year renewal options and a right of first refusal to repurchase the community. The Company previously recorded a deferred gain of $11.7 million on the sale, which is being amortized over the base term of the lease.	3,893	39,372
Master lease agreement for six communities with an initial ten year term, with renewal options for four additional ten year terms.	6,178	34,988
Other lease agreements for three communities, as well as a lease for the home office. Initial terms ranging from eight to 17 years, with various renewal options.	8,448	68,043
Total operating lease obligations	$68,687	$615,848

The following table provides a summary of operating lease obligations at December 31, 2005 by lessor:

	Future Minimum Lease Payments
	Year Ending December 31, 2006	Remaining Lease Term
Master lease agreements for eleven communities. Initial term ranging from 10 to 15 years, with renewal options for two additional ten year terms.	$25,063	$223,894
Operating lease agreements for three communities with an initial term of 15 years and renewal options for two additional five year terms or two additional ten year terms.	9,294	128,545
Master lease agreement for nine communities. Initial 12 year term, with renewal options for two additional five year terms.	11,085	86,701
Operating lease agreement for a community which has a 23 year term, with a seven year renewal option. The Company also has an option to purchase the community at the expiration of the lease term.	4,344	45,768
Operating lease agreement for a community with an initial term of 15 years with two five year renewal options and a right of first refusal to repurchase the community. The Company recorded a deferred gain of $11.7 million on the sale, which is being amortized over the base term of the lease.	3,894	40,346
Master lease agreement for six communities with an initial ten year term, with renewal options for four additional ten year terms.	6,140	36,542
Other lease agreements for three communities, as well as various home office leases. Initial terms ranging from eight to 17 years, with various renewal options.	8,426	70,050
Total operating lease obligations	$68,246	$631,846

During 2005, the Company purchased the real assets of a retirement center and a free-standing assisted living community which were previously operating pursuant to operating leases. Furthermore, a lease related to an assisted-living community which was previously accounted for as a lease financing obligation was reclassified to an operating lease as a result of the expiration of an earn-out and the Company’s continuing involvement in the lease. During 2004, the Company entered into an operating lease agreement for a retirement center, which previously had been owned.

(13)	Refundable Entrance Fees and Deferred Entrance Fee Income

Entrance fees related to the residency and care agreements entered into with residents are received at the time of occupancy. The refundable portion of the entrance fee equal to the stated minimum refund percentage is reported as a liability (refundable portion of entrance fees) and is not amortized. The remaining portion of the fee is reported as deferred entrance fee income and is generally amortized into income over the actuarially determined life expectancy of each resident. Entrance fees that are refundable to the resident upon occupation of the unit by the next resident are recorded as deferred entrance fee income and amortized into revenue over the remaining life of the building.

Residency and care agreements may be terminated by residents at any time for any reason with 30 days notice. Generally, a portion of the entrance fee is refundable to the resident or the resident’s estate upon termination of the agreement. Since termination of a resident’s agreement can result under many contracts in a refund being due in less than one year, the refundable portion of these entrance fees (equal to the stated fixed minimum refund percentage) is recorded on the balance sheet as a current liability. The Company’s experience is that payment of these liabilities is offset by subsequent entrance fee sales. The deferred entrance fee income is generally a long-term liability on the balance sheet, except that a portion is shown as a current liability during the early years of a resident’s agreement (only until the contractual provisions of the agreement reduce the potential refund to the fixed minimum percentage stated in the agreement). At termination, the refundable amount is paid to the resident or resident’s estate. Payments of such refunds are charged against the resident’s deferred entrance fees and refundable portion of entrance fees, and any gain or loss is included in resident and health care services revenue.

Under certain of the Company’s residency and health care agreements for its lifecare communities, residents entered into a Master Trust Agreement whereby amounts were paid by the resident into a trust account. These funds were then made available to the related communities in the form of a non-interest bearing loan to provide permanent financing for the related communities and are collateralized by the land, buildings and equipment at the community. As of December 31, 2005, the remaining obligation under the Master Trust Agreements is $27.4 million and is payable monthly based on a 40-year amortization of each resident’s balance. The current installment due in 2006, and annually for the subsequent five-year period, is approximately $1.0 million. The annual obligation is reduced as individual residency agreements terminate.

Upon termination of the resident’s occupancy under a Master Trust Agreement, the resident or the resident’s estate receives a payment of the remaining loan balance from the trust and pays a lifecare fee to the community based on a formula in the residency and health care agreement, not to exceed a specified percentage of the resident’s original amount paid to the trust. This lifecare fee is amortized by the Company into revenue on a straight-line basis over the estimated life expectancy of the resident beginning with the date of occupancy by the resident. The amortization of the lifecare fees is included in resident and health care revenue in the consolidated results of operations. At December 31, 2005 and 2004, the Company had accrued $4.6 million and $5.7 million, respectively, as deferred entrance fee receivables which are included as a component of other assets. The Company reports the obligation under the Master Trust Agreements as a refundable portion of entrance fees and deferred entrance fee income based on the applicable residency agreements.

In February 2005, the Company acquired a continuing care retirement community in Birmingham, Alabama. As a result of this acquisition, the Company assumed $9.8 million in deferred entrance fee income and $0.6 million of refundable entrance fee liabilities.

Entrance fee liabilities at December 31, 2005 and 2004, respectively (in thousands) were:

	Master Trust	Other Residency Agreements	Total
At December 31, 2005:
Other current liabilities	$999	—	$999
Refundable portion of entrance fees	12,551	72,613	85,164
Deferred entrance fee income–current portion	—	38,407	38,407
Deferred entrance fee income–long-term portion	13,856	108,561	122,417
	$27,406	$219,581	$246,987

	Master Trust	Other Residency Agreements	Total
At December 31, 2004:
Other current liabilities	$1,363	—	$1,363
Refundable portion of entrance fees	14,466	64,682	79,148
Deferred entrance fee income–current portion	—	33,800	33,800
Deferred entrance fee income–long-term portion	16,851	94,535	111,386
	$32,680	$193,017	$225,697

The refundable portion of entrance fees is shown on the balance sheet as a current liability. A portion of the deferred entrance fee income is also classified as a current liability during the early years of a resident’s agreement. Although these amounts are classified as a current liability based on the agreement terms, the Company expects that, consistent with historical trends, the refund obligations actually paid in any year will be offset by the resale of the vacated apartment units.

(14)	Shareholders’ Equity

The Company is authorized to establish and issue, from time to time, up to 5 million shares of no par value preferred stock, in one or more series, with such dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preference as authorized by the Board of Directors. At December 31, 2005 and 2004, no preferred shares had been issued.

On November 18, 1998, the Company's Board of Directors adopted a Shareholders' Rights Plan (the ‘‘Rights Plan’’) to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics by third parties. Pursuant to the Rights Plan, a dividend of one Right for each outstanding share of the Company's Common Stock was issued to shareholders of record on December 7, 1998. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series A Preferred Stock at an exercise price of $86.25 per Right. Each Right will become exercisable following the tenth day after a person's or group's acquisition of, or commencement of a tender or exchange offer for 15% or more of the Company's Common Stock. If a person or group acquires 15% or more of the Company's Common Stock, each right will entitle its holder (other than the person or group whose action has triggered the exercisability of the Rights) to purchase common stock of either the Company or the acquiring company (depending on the form of the transaction) having a value of twice the exercise price of the Rights. The Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. The Rights may be redeemed prior to becoming exercisable, subject to approval by the Company's Board of Directors, for $0.001 per Right. The Rights expire on November 18, 2008. The Company has reserved 2,000,000 shares of Series A Preferred Stock for issuance upon exercise of the Rights.

The Company had previously issued Series B Notes which were convertible into shares of the Company’s common stock at any time prior to their April 1, 2008 maturity, at the option of the holder, at the conversion price of $2.25 per share. During the year ended December 31, 2003, holders of Series B Notes elected to convert $5.1 million of the $16.0 million of convertible debentures to common stock at the conversion price of $2.25 per share. As a result, the Company issued 2,266,517 shares of common stock. On February 12, 2004, the Company announced that it was electing to redeem $4.5 million in principal amount of its Series B Notes and on March 12, 2004, $27,320 was redeemed at a redemption price of 105% (expressed as a percentage of principal amount), plus accrued but unpaid interest to the redemption date. On April 1, 2004, the Company further announced that it was electing to redeem the remaining $2.1 million principal balance of its Series B Notes and on April 30, 2004, $8,356 was redeemed at a redemption price of 103.5% (expressed as a percentage of principal amount), plus accrued but unpaid interest to the redemption date. As a result of these two redemption notices, holders of Series B Notes elected to convert $10.9 million of Series B Notes into 4,808,898 shares of common stock at the conversion price of $2.25 per share, and as of April 30, 2004, no Series B Notes remained outstanding.

On January 26, 2005, the Company completed a public offering of 5,175,000 shares of its common stock, including the underwriter’s over-allotment of 675,000 shares. The shares were priced at $10.25. The net proceeds of the offering, after deducting underwriting discounts and commissions, were approximately $49.9 million.

On January 24, 2006, the Company completed a public offering of 3,450,000 shares (unaudited) of its common stock, including the underwriter's over-allotment of 450,000 shares (unaudited). The shares were priced at $26.60 (unaudited). The net proceeds of the offering, after deducting underwriting discounts and commissions and estimated expenses, were approximately $89.8 million (unaudited). A portion of the proceeds of this offering were primarily used to repay higher cost debt and fund certain acquisitions during the quarter ended March 31, 2006 (unaudited). The Company expects to use the remainder of the proceeds to fund acquisitions and expansion and development activity, and for general corporate purposes.

(15)	Stock-Based Compensation

Stock Incentive Plan

In 1997, the Company adopted a stock incentive plan (the ‘‘1997 Plan’’) providing for the grant of stock options, stock appreciation rights, restricted stock, and/or other stock-based awards. Pursuant to the 1997 Plan, as amended, or approximately 4.4 million shares of common stock at December 31, 2005, have been issued or reserved under the 1997 Plan.

Restricted Stock

On September 22, 2005, the Company granted certain members of management a total of 277,000 shares of performance-based non-vested stock. The shares underlying the grant will vest in three stand-alone tranches on March 31, 2006, March 31, 2007, and March 31, 2008, subject to continued employment and the Company’s achievement of certain performance targets set for each tranche. The first tranche was subject to ‘‘variable’’ accounting rules under APB 25. As a result, 2005 compensation expense related to the first tranche was recognized and varied with changes in the Company’s stock price. Upon the adoption of SFAS No. 123(R) on January 1, 2006, the Company will expense the remainder of the unvested shares over the vesting term based on grant-date fair values, which are set at the time all key terms, including performance measures, are set for each tranche.

On July 19, 2004, the Company granted certain members of management a total of 440,000 shares of restricted stock. This stock had a $5.95 market value at the date of grant and vests ratably over a period of three years from the grant date, subject only to continued employment. Compensation expense under the grant is ‘‘fixed’’ under the provisions of APB Opinion No. 25 and will be treated similarly upon adoption of the adoption of SFAS No. 123(R) on January 1, 2006. Measured compensation related to the grant totaled $2.6 million which is being amortized as compensation expense over the period of vesting.

For the years ended December 31, 2005, 2004 and 2003, the Company expensed $1.9 million, $0.4 million and $0, respectively, as compensation expense related to the amortization of the restricted stock grants.

Stock Options

The option exercise price and vesting provisions of stock options are fixed when options are granted. The options generally expire ten years from the date of grant and vest over a three-year period. The weighted average fair value of options granted during 2005, 2004 and 2003 was $6.89, $2.40, and $1.02, respectively.

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2005, 2004 and 2003, respectively, is presented below (shares in thousands):

Options	Shares	Average Exercise Price
Outstanding at December 31, 2002	2,127	$4.73
Granted	156	2.20
Exercised	—	—
Forfeited	(208)	9.83
Outstanding at December 31, 2003	2,075	$3.99
Granted	895	5.20
Exercised	(562)	4.26
Forfeited	(149)	4.66
Outstanding at December 31, 2004	2,259	$4.43
Granted	392	14.91
Exercised	(605)	4.21
Forfeited	(109)	7.85
Outstanding at December 31, 2005	1,937	$4.43

The following table summarizes information about stock options outstanding at December 31, 2005 (shares in thousands):

Range of Exercise Prices	Number Outstanding	Number Exercisable at December 31, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$1.650 - 3.000	106	69	7.04	$2.25
$3.100 - 3.140	697	697	5.11	3.10
$3.440 - 4.000	54	51	5.57	3.83
$4.900 - 4.900	447	109	8.25	4.90
$4.950 - 7.940	190	95	7.42	5.85
$8.000 - 14.000	98	62	4.41	12.70
$14.110 - 14.110	211	54	9.38	14.11
$14.120 - 19.280	120	23	8.36	16.62
$24.730 - 25.100	14	—	9.91	25.03
$1.650 - 25.100	1,937	1,160	6.84	6.43

There were exercisable options to purchase an aggregate of 1,160,149 shares at a weighted average exercise price of $4.84 per share as of December 31, 2005.

In accordance with SFAS No. 148, pro forma information regarding net income or loss and income or loss per share as disclosed in Note 2(s) to these consolidated financial statements has been determined by the Company using the ‘‘Black-Scholes’’ option pricing model with the following weighted average assumptions for the years ended December 31, 2005, 2004 and 2003, respectively: 3.17%, 1.12% and 1.16% risk-free interest rate, 0% dividend yield, 66.0%, 67.0% and 69.6% volatility rate, and an expected life of the options equal to the remaining vesting period.

In December 2004, the FASB issued SFAS No. 123 (Revised), Share-Based Payment (SFAS 123(R). This standard revises SFAS No. 123, APB No. 25 and related accounting interpretations, and eliminates the use of the intrinsic value method. The adoption of SFAS 123(R) will have a significant effect on the Company’s statement of operations, which is discussed in Note 2(z) to these consolidated financial statements.

Associate Stock Purchase Plan

In 1997, the Company adopted an associate stock purchase plan (‘‘ASPP’’) pursuant to which an aggregate of 418,078 shares remain authorized and available for issuance to employees at December 31, 2005. Under the ASPP, employees (excluding officers) who have been employed by the Company continuously for at least 90 days are eligible, subject to certain limitations, as of the first day of any option period (January 1 through June 30, or July 1 through December 31) (an ‘‘Option Period’’) to contribute on an after-tax basis up to 15% of their base pay per pay period through payroll deductions and/or a single lump sum contribution per Option Period to be used to purchase shares of common stock. On the last trading day of each Option Period, the amount contributed by each participant over the course of the Option Period will be used to purchase up to 700 shares of common stock at a purchase price per share equal to 85% of the closing market price of the common stock on the last day of the option Option Period. The ASPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code. During 2005, 2004 and 2003, respectively, 127,315, 155,042 and 62,793 shares were issued pursuant to the ASPP at an average purchase price of $15.52, $4.63 and $1.77 per share, respectively.

(16)	Executive Officer Incentive Compensation Plans

During 2003 the Board of Directors modified the incentive compensation programs for its senior officers, which reduced the annual incentive opportunity for this group, and added a program that provided a one-time additional incentive opportunity under a multi-year program. During the period beginning in 2003 and ending in 2007, the senior officer group could earn an additional incentive bonus upon achieving certain specified goals regarding improvements in the Company’s capital structure, financial results, or other specified goals. These amounts would be paid out during the quarter following the time the objective is met. During 2004, approximately $2.0 million of additional incentive bonuses were approved by the Company’s Board of Directors and paid during the fourth quarter 2004 as a result of achieving the specified goals related to improvements in the Company’s capital structure.

(17)	Retirement Plans

Associates of the Company participate in a savings plan (the ‘‘401(k) Plan’’) which is qualified under Sections 401 (a) and 401(k) of the Code. To be eligible, an associate must have been employed by the Company for at least three months. The 401(k) Plan permits associates to make voluntary contributions up to specified limits. The Company matches 1% of participant contributions, up to 2% of the participant’s monthly compensation. In addition, the Company may make discretionary contributions up to 2% of the participant’s quarterly compensation. The Company may also contribute an additional amount determined in its sole judgment. In 2005, 2004 and 2003, Company contributions totaled approximately $0.9 million, $0.6 million, $0.5 million, respectively.

In September 2004, the Company established a deferred compensation plan which allows a select group of management or highly compensated employees to defer a portion of their cash compensation. Participants voluntarily electing to defer portions of their cash compensation shall be deferred for a minimum of five years or until a separation of service (as defined in the plan). Amounts deferred by each participant are accrued but unfunded by the Company and accrue interest at the prime rate plus one percent per annum, but not less than six percent per annum or greater than ten percent per annum. At December 31, 2005, the deferred amount plus accrued interest is approximately $0.7 million.

In 2004, the Company adopted a supplemental executive retirement plan (SERP) that allows eligible executives to defer a portion of their compensation. Currently, Mr. Sheriff is the only participant in the SERP, and he elected to defer $48,000 of his base salary during 2005 and 2004. The participant directs the investment of these deferred amounts among several available investment funds. Generally, the participant will be entitled to receive the amount of his or her SERP account, upon termination of employment with the Company by death, disability or retirement.

The Company maintains a non-qualified deferred compensation plan (the ‘‘162 Plan’’) which allows associates who are ‘‘highly compensated’’ under IRS guidelines to make after-tax contributions to an investment account established in such associates’ name. Additional contributions may be made by the Company at its discretion. All contributions to the 162 Plan are subject to the claims of the Company’s creditors. The Company contributed $42,000 per year on behalf of Mr. Sheriff during 2005, 2004 and 2003.

(18)	Income Taxes

Income tax expense for the years ended December 31, 2005, 2004, and 2003 were attributable to income (losses) before income taxes and minority interest and consists of the following (in thousands):

	Years Ended December 31,
	2005	2004	2003
U.S. Federal:
Current	$5,396	$2,955	$552
Deferred	(43,239)	—	—
Total U.S. Federal	(37,843)	2,955	552
State:
Current	621	1,508	464
Deferred	(10,308)	(2,042)	1,645
Total State	(9,687)	(534)	2,109
Total income tax (benefit) expense	$(47,530)	$2,421	$2,661

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004 are presented below (in thousands):

	Years Ended December 31,
	2005	2004
Deferred tax assets:
Federal and state operating loss carryforwards	$4,163	$4,642
Deferred gains on sale lease-back transactions	35,775	40,344
Accrued expenses not deductible for tax	2,999	2,770
Intangible assets	4,844	4,609
Asset impairment charges and other losses	468	1,337
Deferred entrance fee revenue	33,312	30,103
Deferred rent	5,464	4,830
Other	2,784	3,267
Total gross deferred tax assets	89,809	91,902
Less valuation allowance	(6,083)	(66,096)
Total deferred tax assets, net of valuation allowance	83,726	25,806
Deferred tax liabilities:
Buildings and equipment	27,710	22,608
Other	987	1,716
Total gross deferred tax liabilities	28,697	24,324
Net deferred tax asset	$55,029	$1,482

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes on income (loss) before income taxes and minority interest:

	2005	2004	2003
Statutory tax rate income (loss)	35.0%	(35.0%)	(35.0%)
State income taxes, net of Federal benefit	(27.0%)	(5.3%)	15.2%
Non-deductible expenses and other items	(1.3%)	0.5%	0.7%
Change in Federal valuation allowance	(211.4%)	77.1%	41.9%
Total	(204.7%)	37.3%	22.8%

As of December 31, 2005 and 2004, the Company carried a valuation allowance against deferred tax assets in the amount of $6.1 million and $66.1 million, respectively, a decrease of $60.0 million. In assessing valuation of its deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets related to deductible temporary differences is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In determining when it may meet the ‘‘more likely than not’’ recoverability criteria for its deferred tax assets, the Company will continue to assess its projected future taxable income and other factors.

During 2005, the Company determined that it would reduce its valuation allowance against deferred assets, resulting in a significant tax benefit. This determination was made following a comprehensive analysis and careful consideration of the factors described above and the following attributes:

•	the nature and predictable timing of reversal of the subject deferred tax assets and the nature and timing of losses that contributed to the tax valuation allowance,

•	the Company’s reported positive income from operations, net income and occupancy data,

•	senior management’s proven ability to reasonably project future operating results, and

•	the continued improvement in the Company’s capital structure

(19)	Segment Information

The Company has significant operations principally in three business segments: (1) retirement centers, (2) free-standing assisted living communities and (3) management services. At March 31, 2006 and December 31, 2005, retirement centers represented 33 (unaudited) and 29 respectively, of the Company’s senior living communities at which the Company provides a continuum of care services such as independent living, assisted living, Alzheimer’s and skilled nursing care. At March 31, 2006 (unaudited) and December 31, 2005, the Company operated 41 free-standing assisted living communities. Free-standing assisted living communities are generally comprised of stand-alone assisted living communities that are not located on a retirement center campus, which also provide specialized care such as Alzheimer’s and memory enhancement programs. Free-standing assisted living communities are generally much smaller than retirement centers. The management services segment includes fees from management agreements for communities owned by others, and reimbursed expense revenues together with associated expenses. At March 31, 2006 (unaudited) and December 31, 2005, the Company had six management agreements with third parties relating to six retirement centers and also operated a seventh retirement center, Freedom Square, under a long-term management agreement. In accordance with applicable accounting rules, the operating results of Freedom Square are included in the consolidated results of the Company’s retirement center segment and, accordingly, are not included in the management services segment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The following table sets forth certain segment financial and operating data(1) (in thousands).

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Revenues:
Retirement Centers	$98,606	91,046	$378,114	347,179	312,723
Free-standing Assisted Living Communities	29,180	25,607	110,269	96,264	83,584
Management Services(2)	3,307	1,302	6,617	4,166	3,670
Total	$131,093	117,955	$495,000	447,609	399,977
Segment operating contribution:(3)
Retirement Centers	$34,255	30,592	$127,064	116,589	98,837
Free-standing Assisted Living Communities	10,077	7,760	34,815	26,057	16,662
Management Services	1,224	500	3,528	1,882	1,522
Total	$45,556	38,852	$165,407	144,528	117,021
Lease expense	$15,333	15,510	$60,936	$60,076	$46,484
Depreciation and amortization (including general and administrative depreciation and amortization of $364 (unaudited), $943 (unaudited), $1,925, $1,990 and 1,728 respectively)	9,407	9,271	36,392	31,148	26,867
Amortization of leasehold acquisition costs	592	699	2,567	2,917	2,421
(Gain) loss on sale of assets	84	12	709	(41)	(23,153)
General and administrative	9,942	6,591	30,327	28,671	25,410
Income from operations	$10,198	6,769	$34,476	21,757	38,992

	March 31, 2006	December 31,
		2005	2004
	(unaudited)
Total Assets:
Retirement Centers	$505,853	$521,581	$498,132
Free-standing Assisted Living Communities	192,488	188,548	182,353
Management Services	246,740	169,345	68,765
Total	$945,081	$879,474	$749,250

(1)	Segment financial and operating data does not include any inter-segment transactions or allocated costs.

(2)	Management Services represent the Company’s management fee revenues, reimbursed expense revenue, as well as reimbursed expenses of $3.1 million, $2.3 million, $2.1 million, respectively for the years ended December 31, 2005, 2004 and 2003 and $2.1 million (unaudited) and $0.8 million (unaudited) for the three months ended March 31, 2006 and 2005, respectively.

(3)	Segment operating contribution is defined as segment revenues less cost of community service revenue (which includes costs of community service revenue and reimbursed expenses and excludes depreciation).

(20)	Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to those proceedings and claims will not materially affect the financial position, operations, or liquidity of the

Company. The Company maintains commercial insurance on a claims-made basis for medical malpractice and professional liabilities.

Insurance

The delivery of personal and health care services entails an inherent risk of liability. Participants in the senior living and health care services industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant exposure and defense costs. The Company currently maintains general and professional medical malpractice insurance policies for the Company's owned, leased and certain of its managed communities under a master insurance program. Premiums and deductibles for this insurance coverage have risen dramatically in recent years. In response to these conditions, the Company has significantly increased the staff and resources involved in quality assurance, compliance and risk management during the past several years, and have also modified its insurance programs.

At March 31, 2006 (unaudited) and December 31, 2005, the Company maintained single incident and aggregate liability protection in the amount of $25.0 million for general liability and $15.0 million for professional liability, with self-insured retentions of $1.0 million and $5.0 million, respectively. The Company believes it has adequately accrued amounts to cover open claims not yet settled and incurred but not reported claims as of March 31, 2006 (unaudited) and December 31, 2005. Beginning January 1, 2006, the Company formed a wholly-owned ‘‘captive’’ insurance company for the purpose of insuring certain portions of its risk retention under its general and professional liability insurance programs.

The Company operates under a self-insured workers’ compensation program, with excess loss coverage provided by third party carriers. As of December 31, 2005, the Company’s coverage for workers’ compensation and related programs, excluding Texas, included excess loss in an aggregate amount of $6.3 million, with a deductible amount of $350,000 per claim prior to January 1, 2006 and $500,000 (unaudited) thereafter. As of December 31, 2005, the Company provided cash collateralized letters of credit in the aggregate amount of $8.2 million related to this program, which are reflected as restricted cash on the Company’s consolidated balance sheet. For work-related injuries in Texas, the Company is a non-subscriber under Texas state law, meaning that work-related losses are covered under a defined benefit program outside of the Texas Workers' Compensation system. At March 31, 2006 (unaudited) and December 31, 2005, the Company carried excess loss coverage of $1.0 million per individual, with a deductible of $250,000 per individual under its non-subscriber program. Losses are paid as incurred and estimated losses are accrued on a monthly basis. The Company utilizes a third party administrator to process and pay filed claims.

The Company maintains a self-insurance program for employee medical coverage, with stop-loss insurance coverage of amounts in excess of $250,000 per associate prior to January 1, 2006 and $275,000 (unaudited) thereafter. Estimated costs related to this self-insurance program are accrued based on known claims and projected settlements of unasserted claims incurred but not yet reported to the Company. Subsequent changes in actual experience (including claim costs, claim frequency, and other factors) could result in additional costs to the Company.

During the years ended December 31, 2005, 2004, and 2003, and the three months ended March 31, 2006 and 2005, the Company expensed $17.0 million, $17.2 million, $15.7 million, $3.3 million (unaudited), and $4.2 million (unaudited) respectively, related to premiums, claims and costs for general liability and professional medical malpractice, workers’ compensation, and employee medical insurance related to multiple insurance years.

Management Agreements

The Company’s management agreements are generally for terms of three to 20 years, but certain of the agreements may be canceled by the owner of the community, without cause, on three to six months’ notice. Certain of these management agreements provide the Company with long-term renewal options. Pursuant to the management agreements, the Company is generally responsible for providing management personnel, marketing, nursing, resident care and dietary services, accounting and data processing services, and other services for these communities at the owner’s expense and receives a monthly fee for its services based on either a contractually fixed amount, a percentage of revenues or income, or cash flows in excess of operating expenses and certain cash flows of the community. At March 31, 2006, the Company's existing management agreements expire at various times through December 2021 (unaudited). At December 31, 2005, the Company’s existing management agreements expire at various times through August 2020.

In connection with these management agreements, the Company has guaranteed mortgage debt of $8.3 million (unaudited) and $8.4 million at March 31, 2006 and December 31, 2005, respectively, related to a joint venture which the Company manages.

Regulatory Requirements

Federal and state governments regulate various aspects of the Company's business. The development and operation of health care facilities and the provision of health care services are subject to federal, state, and local licensure, certification, and inspection laws that regulate, among other matters, the number of licensed beds, the provision of services, the distribution of pharmaceuticals, billing practices and policies, equipment, staffing (including professional licensing), operating policies and procedures, fire prevention measures, environmental matters, and compliance with building and safety codes. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new patients, suspension or decertification from the Medicare programs, restrictions on the ability to acquire new communities or expand existing communities, and, in extreme cases, the revocation of a community's license or closure of a community. Management believes the Company was in compliance with such federal and state regulations at March 31, 2006 (unaudited) and December 31, 2005.

Other

A portion of the Company’s skilled nursing revenues are attributable to reimbursements under Medicare. Certain per person annual limits on therapy services, which were temporarily effective beginning in September 2003 before being deferred, became effective again as of January 2006. Administrative procedures regarding auto-exceptions to these limits and approval processes for other exceptions by individual are being implemented by Medicare representatives. While we expect that these limits will reduce our therapy revenues from certain residents, we do not expect them to have a significant impact on our overall business. There continue to be various federal and state legislative and regulatory proposals to implement cost containment measures that will limit payments to healthcare providers in the future. Changes in the reimbursement policies of the Medicare program could have an adverse effect on our results of operations and cash flow.

(21)	Related Party Transactions

W.E. Sheriff, the Company’s chairman and chief executive officer, owned 50% of Maybrook Realty, Inc., which owned Freedom Plaza Care Center (FPCC), a 128-bed skilled nursing and 44-bed assisted living center, with approximately 7,000 square feet of office space subleased to a third party, in Peoria, Arizona. From October 1999 until June 2001, the Company managed FPCC pursuant to its management agreement for the Freedom Plaza CCRC in Peoria, Arizona. The Company also served as the developer of an expansion of FPCC, which was completed July 2001. Effective July 1, 2001, the Company entered into a long-term operating lease for FPCC in substitution of the prior management arrangement. Total lease payments during 2005 and 2004 under this lease were $1.1 and $2.2 million, respectively. On July 7, 2005, the Company acquired all of the real property interests underlying Freedom Plaza Care Center for $20.3 million.

During 2001 and 2000, the Company acquired leasehold interests in six free-standing assisted living communities owned by affiliates of John Morris, a director of the Company. The Company issued a $7.6 million, 9.625% fixed interest only note, due October 1, 2008. This note, and certain similar notes were secured by the Company’s interest in a retirement center located in Richmond, Virginia and a free-standing assisted living community in San Antonio, Texas. The terms of this note and its related security instruments were identical to those issued to certain unaffiliated entities in connection with the simultaneous acquisition of certain other communities. This note was fully repaid by the Company with the proceeds of the January 2005 secondary offering.

(22)	Subsequent Events

Secondary Equity Offering

On January 24, 2006, the Company completed a public offering of 3,450,000 shares of its common stock, including the underwriter’s over-allotment of 450,000 shares. The shares were priced at $26.60. The net proceeds of the offering, after deducting underwriting discounts and commissions and estimated expenses, were approximately $89.8 million. The proceeds from this offering were used to repay approximately $29.0 million of outstanding debt, with the balance to be used to fund possible future acquisitions, to fund expansion activity, and for general corporate purposes, including working capital.

Acquisition of Independent Living Communities

On February 8, 2006, the Company announced that a joint venture in which it has an ownership interest had entered into a definitive asset purchase agreement with affiliates of Cypress Senior Living, Inc. to acquire four senior living communities located in two states for an aggregate purchase price of $146.3 million, subject to customary closing adjustments and transaction expenses. The communities have capacity of 896 independent living units and are located in Arlington, Dallas and Ft. Worth, Texas and Leawood, Kansas.

The acquisition will be accomplished through two joint ventures, which will be owned 20% by the Company and 80% by an institutional real estate investor. The joint venture has obtained a firm commitment from Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., to provide approximately $95.5 million of senior debt financing. The remainder of the purchase price will be funded by proportional capital contributions from the members of the joint venture entities. The Company will manage the portfolio pursuant to a long-term management agreement.

(Unaudited)

On April 1, 2006, the Company completed the acquisition of two retirement centers with a total of 204 units located in Shawnee, Kansas. The Company funded the aggregate cash purchase price of $29.5 million with cash.

(Unaudited)

On March 17, 2006, the Company announced that a joint venture in which it is a member entered into an asset purchase agreement to acquire a 760-unit entry-fee continuing care retirement community located in Bradenton, Florida. The joint venture, which will be owned 20% by the Company, will acquire the community for approximately $95 million plus the assumption of certain resident refunds. This transaction is expected to close in the second quarter of 2006.

(Unaudited)

On April 27, 2006, the Company announced that it had entered into an agreement to acquire the lessee's interest in a 237-unit retirement center located in Denver, Colorado that the Company currently operates pursuant to a management agreement. Upon the closing of the purchase, the community will convert from a managed community to a leased community, and its operating results will be included in the Company's consolidated financial statements. The expected purchase price of $1.2 million will be funded with cash. This transaction closed in the second quarter of 2006.

Brookdale Senior Living Inc.

PROSPECTUS

19,236,103 Shares

Common Stock

Goldman, Sachs & Co.
Lehman Brothers
Citigroup
JPMorgan
Banc of America Securities LLC
Cohen & Steers

Until August 13, 2006 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

July 19, 2006.